SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1

SUPPLEMENTAL CIRCULAR 2022 SECOND EXTRAORDINARY GENERAL MEETING MAJOR AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 19% EQUITY INTERESTS IN YUNNAN ALUMINUM AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 100% EQUITY INTERESTS IN PINGGUO ALUMINUM

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 13, 2022	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2022 SECOND EXTRAORDINARY GENERAL MEETING
MAJOR AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 19% EQUITY INTERESTS IN YUNNAN ALUMINUM
AND
CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 100% EQUITY INTERESTS IN PINGGUO ALUMINUM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular of the EGM and the notice of the EGM dated 12 August 2022.

A letter from the Board containing information on, among other things, (1) the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum; and (2) the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum is set out on pages 1 to 21 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in relation to the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum is set out on pages 22 to 23 of this supplemental circular.

A letter from VBG Capital, containing its independent financial advice to the Independent Board Committee and the Independent Shareholders with respect of the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum is set out on pages 24 to 34 of this supplemental circular.

A letter from VBG Capital, containing its independent financial advice to the independent non-executive Directors with respect of the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum, is set out on pages 35 to 42 of this supplemental circular, for Shareholders' reference only.

14 September 2022

* *For identification purposes only*

CONTENTS

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the ordinary share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling shareholder of the Company, holding directly and indirectly approximately 31.95% of the total issued share capital of the Company as at the Latest Practicable Date;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively;
"Completion Date"	the date on which the Shenzhen Stock Exchange and the China Securities Depository and Clearing Corporation Limited (Shenzhen Branch) have completed the transfer registration procedures of the Target Shares and the Target Shares have been registered under the name of the Company;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Director(s)"	the director(s) of the Company;

"EGM"	the 2022 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 29 September 2022;
"Enlarged Group"	the Group upon completion of the Transaction contemplated under the Shares Transfer Agreement;
"Equity Transfer Agreement"	the equity transfer agreement entered into between the Company and Chinalco on 23 August 2022, pursuant to which the Company agreed to acquire and Chinalco agreed to sell 100% equity interests in Pingguo Aluminum;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum;

"Independent Financial Adviser" or "VBG Capital"	VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and (1) the independent financial adviser to the Independent Board Committee and the Independent Shareholders with respect to the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum; and (2) and the independent financial adviser to the independent non-executive Directors with respect to the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum;
"Independent Shareholder(s)"	the shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve (1) the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum; and (2) the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum;
"Latest Practicable Date"	8 September 2022, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"Material Adverse Effect"	events occurring in the financial or business, assets, properties, earnings and prospects of the Target Company that, based on reasonable expectations, would, individually or collectively, result in any change or effect that would have a material adverse effect on, among other things, (1) the historical, near-term or long-term planned business, assets, properties, results of operations, the condition (financial or otherwise) and prospects of the Target Company, (2) the completion of the Transaction contemplated under the Shares Transfer Agreement by both parties to the agreement, (3) the value of the Target Company, and (4) the ability of Yunnan Metallurgical to complete the Transaction or to perform its obligations under the Shares Transfer Agreement;
"Pan-China Assets Appraisal"	Beijing Pan-China Assets Appraisal Co., Ltd., a qualified appraisal company in the PRC, engaged by Chinalco and Chinalco Asset Operation and Management Co., Ltd. ("**Chinalco Asset**", a wholly-owned subsidiary of Chinalco) jointly to value the 100% equity interests in Pingguo Aluminum;

"Pingguo Aluminum"	Pingguo Aluminum Co., Ltd.* (平果鋁業有限公司), a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Chinalco as at the Latest Practicable Date;
"PRC"	the People's Republic of China;
"PricewaterhouseCoopers"	PricewaterhouseCoopers Certified Public Accountants, Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Share(s) and H Share(s);
"Shareholder(s)"	A Shareholder(s) and H Shareholder(s);
"Shares Transfer Agreement"	the shares transfer agreement dated 24 July 2022 entered into between the Company and Yunnan Metallurgical, pursuant to which the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum (representing approximately 19% of the total issued share capital of Yunnan Aluminum);
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Supervisor(s)"	the supervisor(s) of the Company;
"Target Company"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司);
"Target Group"	the Target Company and its subsidiaries;
"Target Shares"	658,911,907 shares in the Target Company legally held by Yunnan Metallurgical (representing approximately 19% of the total issued share capital of the Target Company) and all shareholders' interests derived therefrom;
"Transaction"	the transfer of the Target Shares held by Yunnan Metallurgical to the Company pursuant to the Shares Transfer Agreement;

"Transaction Fee"	the expenses and expenditure incurred by the transferor and/or the transferee or Pingguo Aluminum in connection with the target shares or the negotiation, preparation, execution of the Equity Transfer Agreement and/or any document under the Equity Transfer Agreement, or the performance or completion of the transaction under the Equity Transfer Agreement, including obtaining any waiver, consent or approval from any governmental authority or third party as may be necessary or appropriate;
"Transfer Benchmark Date"	the benchmark date on which Chinalco and Chinalco Asset engage a legally qualified audit and valuation institution to audit and assess the value of the target shares and issue an audit report and an asset valuation report in respect of the target shares, being 31 December 2021;
"Transfer Expenses"	the expenses and expenditure incurred by the transferor and/or the transferee or the Target Company in connection with the transfer of the Target Shares or the negotiation, preparation, execution of the Shares Transfer Agreement and/or any document under the Shares Transfer Agreement, or the performance or completion of the transaction under the Shares Transfer Agreement, including obtaining any waiver, consent or approval from any governmental authority or third party as may be necessary or appropriate;
"Transition Period"	the period from the date of entering into of the Shares Transfer Agreement to the Completion Date;
"Yunnan Aluminum"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares of which are listed on Shenzhen Stock Exchange (stock code: 000807), and a subsidiary of Yunnan Metallurgical as at the Latest Practicable Date;
"Yunnan Metallurgical"	Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司), a joint stock limited company incorporated in the PRC and a subsidiary of Chinalco as at the Latest Practicable Date; and
"%"	per cent.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:	*Registered office:*
Mr. Liu Jianping	No. 62 North Xizhimen Street
Mr. Zhu Runzhou	Haidian District
Mr. Ou Xiaowu	Beijing
Mr. Jiang Tao	The People's Republic of China
	Postal code: 100082
Non-executive Directors:	
Mr. Zhang Jilong	*Principal place of business:*
Mr. Chen Pengjun	No. 62 North Xizhimen Street
	Haidian District
Independent Non-executive Directors:	Beijing
Mr. Qiu Guanzhou	The People's Republic of China
Mr. Yu Jinsong	Postal code: 100082
Ms. Chan Yuen Sau Kelly	
	Principal place of business in Hong Kong:
	Room 4501
	Far East Finance Centre
	No. 16 Harcourt Road
	Admiralty
	Hong Kong

14 September 2022

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2022 SECOND EXTRAORDINARY GENERAL MEETING
MAJOR AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 19% EQUITY INTERESTS IN YUNNAN ALUMINUM
AND
CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 100% EQUITY INTERESTS IN PINGGUO ALUMINUM

I. INTRODUCTION

References are made to the announcement of the Company dated 24 July 2022 and the circular dated 12 August 2022, in relation to, among others, the resolutions to be proposed at the EGM for consideration and approval.

References are also made to the announcement of the Company dated 23 August 2022 and the supplemental notice of EGM dated 14 September 2022 (the "**Supplemental Notice of EGM**"), in relation to, among others, the new resolution to be proposed by Chinalco, the Company's controlling Shareholder, at the EGM for consideration.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, (1) the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum; and (2) the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum so as to enable you to make informed decisions on whether to vote for or against the relevant resolutions to be proposed at the EGM.

II. MAJOR AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 19% EQUITY INTERESTS IN YUNNAN ALUMINUM

(I) INTRODUCTION

The Board hereby announces that, on 24 July 2022, as considered and approved at the second meeting of the eighth session of the Board, the Company entered into the Shares Transfer Agreement with Yunnan Metallurgical, pursuant to which, the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum. Upon the completion of aforesaid shares transfer, the Company will hold 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum. The financial results of Yunnan Aluminum will be consolidated into the financial statements of the Company, and Yunnan Aluminum will become a subsidiary of the Company.

(II) SHARES TRANSFER AGREEMENT

2.1 Date

24 July 2022

2.2 Parties

(1) Yunnan Metallurgical (as the transferor of 658,911,907 shares in Yunnan Aluminum); and

(2) the Company (as the transferee of 658,911,907 shares in Yunnan Aluminum).

2.3 Shares Transfer

Pursuant to the Shares Transfer Agreement, the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum. The ownership of the Target Shares is clear, and Yunnan Metallurgical has legal, effective and complete rights in the disposal of the Target Shares.

2.4 Consideration

The transfer price per share of the Target Shares shall be determined at the higher of:

(1) the arithmetic average of the daily weighted average price of the shares of the Target Company for the 30 trading days preceding the date of the indicative announcement (i.e. 25 July 2022) published by the Target Company for the Transaction, being RMB10.11;

(2) the audited net asset value per share of the Target Company for the latest accounting year, being RMB5.25.

Based on the above pricing principle, the transfer price of the Target Shares shall be RMB10.11 per share and the total transfer price shall be RMB6,661,599,379.77.

During the period from the date of entering into of the Shares Transfer Agreement to the Completion Date, in the event of any ex-rights or ex-dividend events of the Target Company, such as the payment of stock dividends, bonus shares, capital reserve or surplus reserve being converted into capital, the number of Target Shares shall be adjusted accordingly, and the adjusted Target Shares shall remain at 19% of the adjusted total issued share capital of the Target Company, and the total transfer price of the Target Shares shall remain unchanged.

If, during the Transition Period, Yunnan Metallurgical receives cash dividends from the Target Company or it is resolved to distribute cash dividends to Yunnan Metallurgical at the general meeting of the Target Company, such portion of the cash dividends corresponding to the Target Shares shall be compensated by Yunnan Metallurgical to the Company in equal amounts or shall be deducted directly by the Company from the consideration for the transfer of the Target Shares.

2.5 Payment

The Company shall pay the consideration for the shares transfer to Yunnan Metallurgical in cash, and the specific methods of payment shall be:

The Company shall pay 30% of the consideration for the shares transfer, i.e. RMB1,998,479,813.93, to Yunnan Metallurgical within five working days after the effectiveness of the Shares Transfer Agreement and all the remaining balance, i.e. RMB4,663,119,565.84, to Yunnan Metallurgical before the completion of the transfer registration of the Target Shares.

2.6 Completion

Both parties to the agreement shall cooperate actively in completing the transfer registration procedures of the Target Shares upon full payment of the consideration for the transfer of the Target Shares. Both parties to the agreement have agreed to unconditionally cooperate and be responsible for all matters that need to be handled jointly in the name of both parties to the agreement in the course of the transfer registration procedures.

Upon the completion of the transfer registration procedures of the Target Shares with the Shenzhen Stock Exchange and China Securities Depository and Clearing Corporation Limited (Shenzhen Branch) and the registration of the Target Shares under the name of the Company, the transfer of the Target Shares shall be deemed to be completed.

From the Completion Date, the rights and obligations of the shareholders corresponding to the Target Shares shall be enjoyed and assumed by the Company.

Upon the completion, Yunnan Metallurgical has agreed to reduce the number of directors whom it can nominate in the Target Company accordingly in accordance with its latest shareholding ratio, and the Company has agreed to increase the number of directors whom it can nominate in the Target Company accordingly in accordance with its latest shareholding ratio. Both parties to the agreement have agreed to commence the election of members of a new session of the board of directors of the Target Company within one month from the Completion Date. Upon the completion of the election of the new session of the board of directors of the Target Company, the number of directors whom the Company can nominate in the Target Company will be more than half of the total and the Company will then have actual control over the Target Company.

2.7 Arrangements in the Transition Period

During the Transition Period, the profits and losses arising from the operation of the Target Company shall be enjoyed and borne by Yunnan Metallurgical and the Company in proportion to their respective shareholdings in the Target Company after the completion.

During the Transition Period, Yunnan Metallurgical shall have bona fide management obligations in respect of the Target Company and its assets. Yunnan Metallurgical shall ensure and facilitate the normal operation of the Target Company and shall promptly notify the Company of any Material Adverse Effect on the Target Company during the Transition Period and deal with it in an appropriate manner.

During the Transition Period, Yunnan Metallurgical and the Target Company guarantee that they shall not transfer or relinquish any rights of or in relation to the Target Company or make any disposal of the assets of the Target Company, except for that which is within the normal scope of business of the Target Company.

2.8 Accumulated Undistributed Profit

The retained earnings and accumulated profits of the Target Company prior to the completion of the Transaction shall be shared by the shareholders of the Target Company in proportion to their respective shareholdings upon the completion of the Transaction.

2.9 Taxes and Transfer Expenses

Taxes incurred by the parties to the Transaction shall be borne by the parties to the Transaction in accordance with the relevant PRC laws, regulations of the regulatory authorities and clearing companies. If there are no clear regulations on the matter by the PRC laws, regulatory authorities and clearing companies, the parties shall resolve such matter through negotiation by reference to market practice.

The parties will apply to the competent tax authorities individually or jointly for tax relief in respect of the Transaction in accordance with the manner and content stipulated in the relevant laws and regulations.

The Transfer Expenses arising from the Transaction shall be borne by both parties to the agreement respectively in accordance with the relevant regulations.

2.10 Establishment and Effectiveness of the Agreement

The Shares Transfer Agreement shall be established on the date when it is signed by the legal representatives or authorised representatives of both parties to the agreement and sealed with their respective official seals and become effective on the date when all the following conditions are satisfied:

(1) The Transaction has been approved by the board of directors, the general meeting and other internal competent departments of Yunnan Metallurgical.

(2) The Transaction has been approved by the Board, the general meeting and other internal competent departments of the Company.

(3) The Transaction has been approved by Chinalco, a state-funded enterprise.

(III) INFORMATION ON YUNNAN ALUMINUM

Yunnan Aluminum is a joint stock limited company incorporated in the PRC, the A shares of which are listed on the Shenzhen Stock Exchange (stock code: 000807). As at the Latest Practicable Date, Yunnan Metallurgical holds 1,109,818,170 shares in Yunnan Aluminum, representing approximately 32.00% of the total issued share capital of Yunnan Aluminum, and is the controlling shareholder of Yunnan Aluminum; the Company holds 350,290,778 shares in Yunnan Aluminum, representing approximately 10.10% of the total issued share capital of Yunnan Aluminum. The cost of 1,109,818,170 shares held by Yunnan Metallurgical in Yunnan Aluminum represents the amount which Yunnan Metallurgical has invested over the years, amounting to approximately RMB4.165 billion. The scope of business of Yunnan Aluminum includes processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina; wholesale, retail, purchase and sale as an agent for construction materials, decoration materials, metal materials, furniture, ordinary machinery, automobile accessories, hardware & electric materials, chemical products (excluding management products), ceramics, minerals and daily necessities; production of ammonium sulfate fertilizer; manufacturing and installment of motorcycle accessories, industrial chemicals, aluminum doors and windows and construction of the interior decoration projects; import and export of goods, ordinary freight, logistics services (excluding flammable, explosive and dangerous chemicals), design and planning of logistics programs; storage, packaging, transport, loading and unloading of goods; overseas futures hedge business (operating with licenses); professional contracting of steel structure projects and professional contracting of furnace projects.

According to the financial reports of Yunnan Aluminum prepared in accordance with the PRC Accounting Standards for Business Enterprises, the carrying amount of the total assets and the carrying amount of the net assets of Yunnan Aluminum as of 31 December 2021 are RMB37.837 billion and RMB20.910 billion, respectively, and the net profit (before and after taxes and non-recurring items) of Yunnan Aluminum for the financial years ended 31 December 2020 and 31 December 2021 is set out as follows:

	For the financial year ended 31 December 2020 *(RMB0'000)* (Audited)	**For the financial year ended 31 December 2021** *(RMB0'000)* (Audited)
Net profit before taxes and non-recurring items	135,650.52	468,813.09
Net profit after taxes and non-recurring items	108,025.18	420,382.64

(IV) REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is conducive to further solving the issue of horizontal competition between the Company and Yunnan Aluminum and effectively reducing the daily related party transactions of the Company; the incorporation of Yunnan Aluminum into the Company will help further enhance the industry position and profitability of the Company, and further increase the percentage of green aluminum production capacity of the Company by relying on the advantages of Yunnan Aluminum in clean energy, which is conducive to promoting the green, low-carbon and high-quality development of the Company; at the same time, it can better exploit the synergy between the Company and Yunnan Aluminum in business and management, realize the integration and intensive management of aluminum industry, thus bringing sustainable investment returns for the Company. In recent years, Yunnan Aluminum has been performing well and the Company's acquisition of the equity interests in Yunnan Aluminum is also conducive to optimising the financial indicators of the Company and enhancing the core competitiveness and value of the Company, which is in the interests of the Company and its shareholders as a whole.

The Directors (including independent non-executive Directors) are of the view that the Transaction contemplated under the Shares Transfer Agreement is on normal commercial terms, and the terms under the agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole. However, such Transaction is not conducted in the ordinary or usual course of business of the Group due to its nature.

(V) IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, Chinalco is the controlling Shareholder of the Company, and Yunnan Metallurgical is a subsidiary of Chinalco. Therefore, Yunnan Metallurgical is a connected person of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the Transaction contemplated under the Shares Transfer Agreement exceeds 25% but is less than 100%, the Transaction constitutes a major transaction under Chapter 14 of the Hong Kong Listing Rules and a connected transaction under Chapter 14A of the Hong Kong Listing Rules. Accordingly, the Transaction is subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14 and Chapter 14A of the Hong Kong Listing Rules.

As Mr. Liu Jianping and Mr. Zhang Jilong, Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution. Saved as disclosed above, none of the Directors has any material interest in the Board resolution and therefore none of the other Directors has abstained from voting on such Board resolution.

The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the Transaction contemplated under the Shares Transfer Agreement. VBG Capital, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) has been appointed as the independent financial advisor to advise the Independent Board Committee and the Independent Shareholders in this regard.

(VI) GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Yunnan Metallurgical

Yunnan Metallurgical is a joint stock limited company incorporated in the PRC, and the scope of its business includes mineral products, metallurgical products, by-products and extended products as well as contracting of overseas non-ferrous metallurgical projects and domestic international bidding projects, contracting of survey, consultation, design and supervision projects of the above overseas projects; export of equipment and materials required for the above overseas projects; dispatch of labourers required for the implementation of the above overseas projects; metallurgical technology development, transfer and training; operation of materials and equipment required for metallurgical production and construction; instrument and apparatus testing and technical services. As at the Latest Practicable Date, Yunnan Metallurgical is held as to 99.99% by China Copper Co., Ltd. ("**China Copper**") and 0.01% by Yunnan Construction Materials Co., Ltd.* (雲南省建設物資有限公司), a subsidiary of China Copper, which is principally engaged in metal materials, building materials, decoration materials, glass, building machinery and component and other business.

As at the Latest Practicable Date, China Copper is a subsidiary of Chinalco, which is held as to 72.9175%, 9.5139%, 5.2752%, 3.6754%, 3.3998%, 2.8700% and 2.3482% by Chinalco, Yunnan Provincial Energy Investment Group Co., Limited (a state-owned capital investment and operation company controlled by the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government), Yunnan Industrial Investment Holdings Group Co., Ltd. (a state-owned capital investment and operation company controlled by the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government), the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government, Yunnan Yuntou Innovation Investment Centre (Limited Partnership) (a state-owned capital investment partnership ultimately controlled by the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government), the Finance Bureau of Lanping Baizu Pumizu Autonomous County of Yunnan Province and Nujiang State-owned Capital Investment and Operation Management Co. Ltd. (which is 100% owned by the Finance Bureau of Nujiang Lisuzu Autonomous Prefecture), respectively. China Copper is principally engaged in the exploration, mining, smelting, processing, sales of copper, lead, zinc, aluminum and other non-ferrous metal and other business.

Information on Chinalco

Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

(VII) FINANCIAL EFFECTS OF THE TRANSACTION

Upon the completion of Transaction, the Company will hold 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum. The financial results of Yunnan Aluminum will be consolidated into the financial statements of the Company, and Yunnan Aluminum will become a subsidiary of the Company.

The unaudited pro forma financial information of the Enlarged Group is set out in Appendix IV to this supplemental circular. Based on the unaudited pro forma financial information of the Enlarged Group as set out in Appendix IV to this supplemental circular, the unaudited pro forma consolidated total assets of the Enlarged Group as at 31 December 2021 would increase from approximately RMB192,377 million to approximately RMB219,853 million and the unaudited pro forma consolidated total liabilities of the Enlarged Group as at 31 December 2021 would increase from approximately RMB119,593 million to approximately RMB136,440 million as a result of the Transaction.

(VIII) WAIVER FROM STRICT COMPLIANCE WITH RULE 14.67(6)(a)(i) OF THE HONG KONG LISTING RULES

The Company has applied and the Hong Kong Stock Exchange has granted the waiver from strict compliance with accountant's report requirements under Rule 14.67(6)(a)(i) of the Hong Kong Listing Rules, on the grounds that:

Yunnan Aluminum has been listed on the Shenzhen Stock Exchange (stock code: 000807) since 1998 and had been publishing financial information, including audited accounts, to the market on a regular basis under the relevant regulatory requirements to enable investors to assess its business and financial position. Its financial disclosures are subject to supervision by the Shenzhen Stock Exchange.

The consolidated financial statements of Yunnan Aluminum for each of the years ended 31 December 2019, 2020 and 2021 were prepared in accordance with China Accounting Standards for Business Enterprises ("**CAS**") and audited by PricewaterhouseCoopers Zhong Tian LLP ("**PwC Zhong Tian**"). According to the Consultation Conclusions on Acceptance of Mainland Accounting and Auditing Standards and Mainland Audit Firms for Mainland Incorporated Companies Listed in Hong Kong published by the Hong Kong Stock Exchange in December 2010, PRC incorporated issuers listed in Hong Kong are allowed to prepare their financial statements in accordance with CAS and PRC accounting firms approved by the Ministry of Finance of China ("**MOF**") and China Securities Regulatory Commission ("**CSRC**") are allowed to audit these financial statements prepared in accordance with the CAS. PwC Zhong Tian is a member of the PwC global network in Mainland China with international recognition and reputation, and is one of the PRC accounting firms approved by the MOF and CSRC, as well as a registered Public Interest Entity auditor. In addition, PwC Zhong Tian issued an unmodified opinion on the audited financial statements of Yunnan Aluminum for each of the years ended 31 December 2019, 2020 and 2021.

If the Company engages an independent audit firm to audit the financial information of Yunnan Aluminum under the Group's accounting policies, which comply with International Financial Reporting Standards ("**IFRS**"), it would consume substantial internal and external resources and incur substantial cost and expense. In addition, such financial information preparation and auditing process would be very time-consuming and therefore adversely affects the despatch time of the supplemental circular.

The supplemental circular contains the following alternative disclosure for the Shareholders of the Company to enable them to properly evaluate Yunnan Aluminum's business and financial position:

(i) Yunnan Aluminum's published audited consolidated financial statements for each of the years ended 31 December 2019, 2020 and 2021 which were prepared in accordance with CAS;

(ii) Yunnan Aluminum's published unaudited consolidated financial statements for the six months ended 30 June 2022 which were prepared in accordance with CAS;

(iii) an explanation of the differences between the accounting policies of Yunnan Aluminum under CAS and the Company's accounting policies under IFRS and a line-by-line reconciliation of consolidated statements of profit or loss and other comprehensive income and the consolidated statement of financial position (the "**Reconciliation**") for each of the years ended 31 December 2019, 2020 and 2021 and the six months ended 30 June 2022. The Company's Reporting Accountant has reported on the Reconciliation for each of the years ended 31 December 2019, 2020 and 2021 and the six months ended 30 June 2022, in arriving at the financial information of Yunnan Aluminum under IFRS in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" (the "**HKSAE 3000**") issued by the Hong Kong Institute of Certified Public Accountants; and

(iv) additional information which is required for an accountants' report under Chapter 4 of the Hong Kong Listing Rules but not disclosed in the financial statements of Yunnan Aluminum.

III. CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 100% EQUITY INTERESTS IN PINGGUO ALUMINUM

(I) Introduction

On 23 August 2022, as considered and approved at the fourth meeting of the eighth session of the Board, the Company entered into the Equity Transfer Agreement with Chinalco, pursuant to which the Company agreed to acquire and Chinalco agreed to sell 100% equity interests in Pingguo Aluminum. Upon completion of the above equity transfer, the Company will hold 100% equity interests in Pingguo Aluminum, and Pingguo Aluminum will become a wholly-owned subsidiary of the Company.

(II) Equity Transfer Agreement

2.1 Date

23 August 2022

2.2 Parties

(1) Chinalco (as the transferor of 100% equity interests in Pingguo Aluminum); and

(2) the Company (as the transferee of 100% equity interests in Pingguo Aluminum).

2.3 Equity Transfer

Pursuant to the Equity Transfer Agreement, the Company agreed to acquire and Chinalco agreed to sell 100% equity interests in Pingguo Aluminum. Upon completion of the above equity transfer, the Company will hold 100% equity interests in Pingguo Aluminum, and Pingguo Aluminum will become a wholly-owned subsidiary of the Company.

2.4 Transfer Price and Payment

The consideration for the transfer is RMB1,887.4740 million, which was determined after arm's length negotiations between the parties to the agreement with reference to the appraised value of 100% equity interests in Pingguo Aluminum as set out in the valuation report prepared by Pan-China Assets Appraisal using the asset-based approach with 31 December 2021 as the valuation benchmark date (subject to the amount in the filed valuation report).

The Company shall remit the transfer price to the settlement account designated by Chinalco in the following manner upon the Equity Transfer Agreement becoming effective and upon completion:

(1) First instalment: The Company shall pay 50% of the consideration for the transfer, i.e. RMB943.7370 million, within 30 working days from the effective date of the agreement;

(2) Payment of the remaining consideration: The Company shall pay the remaining 50% of the consideration for the transfer, i.e. RMB943.7370 million, by 31 December 2022.

Subject to Shareholders' consideration and approval of the Equity Transfer Agreement at the EGM and based on the current situation, the completion is expected to take place by 31 December 2022, and upon completion, the Company shall pay the remaining 50% of the consideration for the transfer to Chinalco.

2.5 Completion

Both parties to the agreement shall perform or assist in the performance of the reporting obligations to the approval authorities, and use their best efforts to cooperate with any reasonable requests and inquiries from the approval authorities in order to obtain the approval of the Equity Transfer Agreement and the transaction thereunder from the approval authorities.

Within 20 working days after the signing and taking effect of the Equity Transfer Agreement, Chinalco shall procure Pingguo Aluminum to go through the registration procedures with the registration authority for the change of equity interests in Pingguo Aluminum as soon as possible, and the Company shall provide necessary assistance and cooperation. The date when the registration authority completes the equity change registration shall be deemed to be the date when the transaction is completed.

After the Equity Transfer Agreement becomes effective, the parties to the agreement shall negotiate and handle the completion of the share transfer as soon as possible. Chinalco shall prepare the List of Assets and Information (《財產及資料清單》) of Pingguo Aluminum, and transfer the assets and such list, ownership certificates, approvals, financial statements, filing materials, stamps and seals, technical assets, among others, of Pingguo Aluminum to the Company within 5 working days after the agreement becomes effective, for verification and inspection by the Company. Chinalco shall bear relevant expenses incurred due to and during the transfer.

Chinalco is responsible for the completeness and authenticity of the materials provided, the consistency between the materials provided and the actual situation of Pingguo Aluminum, and assumes all legal liabilities arising from concealment and false reporting.

2.6 Transitional Arrangement

Upon the Equity Transfer Agreement becoming effective, the assets, control and management rights of Pingguo Aluminum will be transferred from Chinalco to the Company, and the Company will manage and control Pingguo Aluminum.

During the transitional period of the Equity Transfer Agreement (i.e. the period from the Transfer Benchmark Date to the completion date (i.e. the date of completion of the equity transfer)), Chinalco and Pingguo Aluminum undertake that neither they shall sign, change, modify or terminate any contracts and transactions relating to Pingguo Aluminum, nor shall cause Pingguo Aluminum to assume liabilities or obligations other than the valuation report, transfer or waive their rights, and dispose of the assets of Pingguo Aluminum, except for matters falling within the normal business scope of Pingguo Aluminum.

During the transitional period of the Equity Transfer Agreement and prior to the completion date, the profits and losses of the relevant assets of Pingguo Aluminum shall be enjoyed and borne by the Company.

2.7 Commitments for Transaction Fee

The Transaction Fee incurred in the process of the transaction under the Equity Transfer Agreement shall be borne by both parties in accordance with relevant regulations.

2.8 Effectiveness of the Agreement

The Equity Transfer Agreement shall become effective upon being signed by the legal representatives or authorised representatives of both parties with their official seals affixed thereto and approved by the relevant approval authorities in accordance with the laws and administrative regulations. The Equity Transfer Agreement shall be established on the date when it is signed by the legal representatives or authorised representatives of both parties with their respective official seals affixed thereto, and shall become effective on the date when the following conditions are satisfied:

(1) The transaction has been approved by the board of directors of Chinalco and other internal competent authorities.

(2) The transaction has been approved by the Board, the general meeting and other internal competent authorities of the Company.

2.9 Safeguard Measures

In order to ensure the realisation of the contractual purpose of both parties to the agreement, as agreed by both parties to the agreement through negotiation, the Company has the right to choose from: (i) requiring Chinalco to repurchase 100% equity interests in Pingguo Aluminum at a transfer price not lower than the transfer price agreed in the Equity Transfer Agreement; or (ii) requiring Chinalco to make compensation in any other lawful ways if any of the following circumstances occurs after the Equity Transfer Agreement becomes effective:

(1) there are material changes in the basis of valuation set out in the valuation report, which may affect the conclusion of the valuation;

(2) Pingguo Aluminum is required to change its allocated land use right and authorised operating land use right under its name to industrial land grant or for other reasons by the government land administration and other relevant authorities, which leads to the payment of land grant fee and paid use procedures according to law.

(III) Information on Pingguo Aluminum

Pingguo Aluminum is a company incorporated in the PRC with limited liability. As at the Latest Practicable Date, Pingguo Aluminum is a wholly-owned subsidiary of Chinalco and its principal business is land leasing, logistics services, security services, terminal loading and unloading, installation and maintenance of mechanical and electrical equipment, project supervision and contracting, etc. The cost of 100% equity interests in Pingguo Aluminum held by Chinalco represents the amount invested by Chinalco over the years, which is approximately RMB498 million.

According to the valuation report prepared by Pan-China Assets Appraisal using the asset-based approach, the appraised value of the net assets of Pingguo Aluminum as at the valuation benchmark date was RMB1,887.4740 million. According to the financial report of Pingguo Aluminum prepared in accordance with the PRC Accounting Standards for Business Enterprises, the carrying amount of the total assets and the carrying amount of the net assets of Pingguo Aluminum as of 31 December 2021 were RMB749.3407 million and RMB678.1413 million, respectively. The significant appreciation in the net assets of Pingguo Aluminum was due to the relatively higher appreciation in the valuation of the lands held by it.

The net profits (before or after taxes and non-recurring items) of Pingguo Aluminum for the financial years ended 31 December 2020 and 31 December 2021 are set out below:

	For the financial year ended 31 December 2020 *(RMB0'000)* *(Audited)*	**For the financial year ended 31 December 2021** *(RMB0'000)* *(Audited)*
Net profit before taxes and non-recurring items	2,398.01	5,120.57
Net profit after taxes and non-recurring items	932.47	3,250.27

(IV) Reasons for and Benefits of the Transaction

Pingguo Aluminum currently mainly provides leasing of land use rights and logistics services to Guangxi Branch of the Company. The acquisition of 100% equity interests in Pingguo Aluminum by the Company can reduce the daily related party transactions between the Company and Chinalco and expenses thereof, and the land use rights held by Pingguo Aluminum will also be transferred to the Company, which is conducive to enhancing the asset completeness and independence of business of the Company. The main assets of Pingguo Aluminum are the land, wharf and real estate in the factory area. The assets are scarce, and have room for value preservation and appreciation, and the acquisition is economical. After the completion of the acquisition, the unified management of Pingguo Aluminum and Guangxi Branch of the Company can also be realised, which will bring into play the synergy of the management and business of the two companies and help further reduce costs and increase efficiency.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Equity Transfer Agreement is on normal commercial terms, and the terms contained therein are fair and reasonable and in the interests of the Company and the Shareholders as a whole. However, such transaction is not conducted in the ordinary or usual course of business of the Group due to its nature.

(V) Implications under the Hong Kong Listing Rules

As at the Latest Practicable Date, Chinalco is the controlling shareholder of the Company, and Pingguo Aluminum is a wholly-owned subsidiary of Chinalco. Therefore, Pingguo Aluminum is a connected person of the Company under the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction contemplated under the Equity Transfer Agreement exceeds 0.1% but is less than 5%, the transaction is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Liu Jianping and Mr. Zhang Jilong, Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution. Saved as disclosed above, none of the Directors has any material interest in the Board resolution and therefore none of the other Directors has abstained from voting on such Board resolution.

According to the relevant requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the proposed acquisition of 100% equity interests in Pingguo Aluminum by the Company shall be submitted to the general meeting for consideration. Therefore, the Company will seek the approval of the shareholders on such matter at the EGM.

In order to maintain good corporate governance, the Company has voluntarily appointed VBG Capital as the independent financial adviser to advise the independent non-executive Directors as to (1) whether the terms of the Equity Transfer Agreement are fair and reasonable and on normal commercial terms; and (2) whether the transaction contemplated under the Equity Transfer Agreement is in the interests of the Company and its Shareholders as a whole. A letter from VBG Capital, containing its independent financial advice to the independent non-executive Directors with respect to the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum, is set out on pages 35 to 42 of this supplemental circular, for Shareholders' reference only.

(VI) General Information

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the mining of bauxite, coal and other resources; production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco

Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

IV. EGM

A notice concerning the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 29 September 2022 (the "**Notice of EGM**") has been despatched to the Shareholders on 12 August 2022. The Supplemental Notice of EGM dated 14 September 2022 is enclosed with this supplemental circular, for the purpose of informing the Shareholders of the new resolution to be submitted to the EGM for consideration and approval. The resolution, which is originally scheduled to be submitted to the EGM for approval as contained in the Notice of the EGM, remains unchanged. A revised form of proxy of EGM (the "**Revised Form of Proxy of EGM**") which is enclosed with the Supplemental Notice of EGM has been despatched to the Shareholders on 14 September 2022.

IMPORTANT NOTICE: The Revised Form of Proxy of EGM supersedes the form of proxy of EGM which was enclosed with the circular and the notice of the Company dated 12 August 2022 in relation to the EGM (the "Original Form of Proxy of EGM") and has been dispatched to the Shareholders. Shareholders who have duly completed and returned the Original Form of Proxy of EGM shall note that the Original Form of Proxy of EGM is no longer applicable to the EGM.

A reply slip and the form of proxy for use at the EGM, together with the Notice of EGM, have been despatched to the Shareholders and the Notice of EGM, the reply slip and the form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Thursday, 8 September 2022. Shareholders who intend to appoint a proxy to attend the EGM and to vote on the resolutions set out in the Notice of EGM and the Supplemental Notice of EGM are requested to complete and return the Revised Form of Proxy of EGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the Revised Form of Proxy of EGM will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

For particulars of other resolutions to be proposed at the EGM, eligibility for attending the EGM, registration procedures for attending the EGM, closure of register of members and other matters regarding the EGM, please refer to the Notice of EGM and the circular of the Company dated 12 August 2022.

Chinalco and its associates held an aggregate of 5,474,850,019 Shares in the Company (representing approximately 31.95% of the issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly holds 5,050,376,970 A Shares in the Company, meanwhile, Chinalco holds 238,377,795 A Shares and 7,140,254 A Shares in the Company, respectively, through its subsidiaries, Baotou Aluminum (Group) Co., Ltd. ("**Baotou Aluminum Group**") and Chinalco Asset, and holds 178,590,000 H Shares in the Company through its subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("**Chinalco Overseas Holdings**"), shall abstain from voting on the resolutions for approving (1) the proposed acquisition of 19% equity interests in Yunnan Aluminum by the Company; and (2) the proposed acquisition of 100% equity interests in Pingguo Aluminum by the Company. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the EGM.

V. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 22 to 23 of this supplemental circular, which contains its recommendations to the Independent Shareholders with respect of the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum.

Your attention is also drawn to the letter from the Independent Financial Adviser as set out on pages 24 to 34 of this supplemental circular, which contains VBG Capital's recommendations to the Independent Board Committee and the Independent Shareholders with respect of the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum.

Your attention is also drawn to the letter from the Independent Financial Adviser as set out on pages 35 to 42 of this supplemental circular, which contains the advice provided by VBG Capital to the independent non-executive Directors with respect to the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum, for Shareholders' reference only.

The Directors (including independent non-executive Directors) consider that (1) the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum; and (2) the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of EGM dated 12 August 2022 and the Supplemental Notice of EGM dated 14 September 2022.

VI. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

14 September 2022

To the Independent Shareholders

Dear Sirs or Madams,

MAJOR AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 19% EQUITY INTERESTS IN YUNNAN ALUMINUM

We refer to the supplemental circular of the Company dated 14 September 2022 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 24 to 34 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 21 of the Supplemental Circular and the additional information set out in the appendices to the Supplemental Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the details of the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the terms of the aforesaid matters are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole, but are not in the ordinary or usual course of business of the Group due to the nature of the Transaction. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant resolution to be proposed at the EGM approving the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transaction for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

21/F., Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

14 September 2022

To: The independent board committee and the independent shareholders of Aluminum Corporation of China Limited

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 19% EQUITY INTERESTS IN YUNNAN ALUMINUM

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transaction, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 14 September 2022 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Capitalised terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

On 24 July 2022, the Company entered into the Shares Transfer Agreement with Yunnan Metallurgical, pursuant to which the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares of Yunnan Aluminum, representing approximately 19.0% of the total issued share capital of Yunnan Aluminum, at the total cash consideration of RMB6,661,599,379.77 (the "**Consideration**"). Upon completion of the Transaction, the Company will hold 1,009,202,685 shares of Yunnan Aluminum, representing approximately 29.1% of the total issued share capital of Yunnan Aluminum. Yunnan Aluminum will become a non-wholly owned subsidiary of the Company, and its financial results will be consolidated into the financial statements of the Company.

As referred to in the Letter from the Board, the Transaction constitutes a major and connected transaction for the Company under the Hong Kong Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements.

The Independent Board Committee comprising Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Shares Transfer Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Transaction is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolution to approve the Shares Transfer Agreement and the Transaction at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from (i) having acted as the independent financial adviser of the Company relating to (a) several continuing connected transactions between the Company and Chinalco which a supplemental circular dated 6 December 2021 was issued; and (b) the grant of restricted A shares to connected participants under the incentive scheme which a supplemental circular dated 7 March 2022 was issued; and (ii) the existing engagement in relation to the Transaction and the acquisition of 100% equity interests in Pingguo Aluminum, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders (as defined in the Hong Kong Listing Rules) of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Transaction.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Transaction, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company (including but not limited to those contained or referred to in the Supplemental Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Company were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Yunnan Aluminum, Yunnan Metallurgical, Chinalco or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transaction. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transaction, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND OF AND REASONS FOR THE TRANSACTION

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources, production, sales and technology research and development of alumina, primary aluminum and aluminum alloy products, international trade, logistics business, thermal and new energy power generation, etc.

With reference to the annual report of the Company for the year ended 31 December 2021 (the "**2021 Annual Report**"), the Group achieved amazing growth in operating results in 2021. Its audited annual revenue surged year-on-year by approximately 45.0% to approximately RMB269.7 billion in 2021; while its audited net profit also expanded year-on-year by nearly 5 times to approximately RMB7.8 billion in 2021. As stated in the 2021 Annual Report, such amazing growth was mainly attributable to the increase in alumina and electrolytic aluminium prices during the same year under review.

As represented by the Directors, the Group is a leading enterprise in aluminum industry in the PRC, ranking among the top in the global aluminum industry in terms of overall strengths. To maintain ongoing business advancement and adapt to industry changes and challenges, the Company has always been pursuing an innovation-driven progression, transforming the development pattern, optimising its industrial structure and shifting growth drivers. In recent years, amid the government support and industry development trend, the Group has paid close attention to accelerate the layout of green and low-carbon industry, such as the comprehensive utilisation of new energy, recycled aluminum and red mud. To this end, the Company has integrated its internal scientific and technological resources, and established the Chalco Green Metallurgical Research Institute and six other technical centers including the center for energy saving and carbon reduction of electrolytic aluminum.

Information on Yunnan Aluminum

As extracted from the Letter from the Board, Yunnan Aluminum is a joint stock limited company incorporated in the PRC, the A shares of which are listed on the Shenzhen Stock Exchange (stock code: 000807). As at the Latest Practicable Date, Yunnan Metallurgical held 1,109,818,170 shares of Yunnan Aluminum, representing approximately 32.0% of the total issued share capital of Yunnan Aluminum, and is the controlling shareholder of Yunnan Aluminum; whereas the Company held 350,290,778 shares of Yunnan Aluminum, representing approximately 10.1% of the total issued share capital of Yunnan Aluminum.

The main business of Yunnan Aluminum is bauxite mining, alumina production, aluminum smelting, aluminum processing and aluminum anode carbon production and sales. According to the annual report of Yunnan Aluminum for the year ended 31 December 2021, Yunnan Aluminum focuses on green development and is the only "national environment-friendly enterprise" within the non-ferrous metal industry. Over the years, Yunnan Aluminum has adhered to the development strategy of "green aluminum integration", and has become the largest supplier of green aluminum in the PRC. Being the frontrunner of green aluminium products, Yunnan Aluminum possesses an advantage in scale with annual alumina output of approximately 1.4 million tons, green aluminum of approximately 3.1 million tons, anode carbon of approximately 800,000 tons, aluminum alloy of approximately 1.4 million tons, aluminum strips of approximately 135,000 tons, and aluminum foil of approximately 36,000 tons.

The table below depicts the key audited consolidated financial information of Yunnan Aluminum for the past three years in accordance with the China Accounting Standards for Business Enterprises as extracted from its published annual reports:

	For the year ended 31 December		
	2021	**2020**	**2019**
	RMB million	*RMB million*	*RMB million*
Revenue	41,669	29,573	24,284
Net profit	4,212	1,234	545

	As at 31 December		
	2021	**2020**	**2019**
	RMB million	*RMB million*	*RMB million*
Net assets	20,910	13,759	12,573

As depicted by the above table, the financial performance of Yunnan Aluminum has been astonishing during the past three years. Its annual revenue rose significantly by approximately 21.8% from 2019 to 2020, and further by approximately 40.9% from 2020 to 2021. Likewise, its net profit also jumped drastically by approximately 126.4% and 241.3%, respectively, in 2020 and 2021 as compared to the prior year. For the year ended 31 December 2021, the annual revenue and net profit of Yunnan Aluminum reached approximately RMB41.7 billion and RMB4.2 billion, respectively. At the same time, the net asset of Yunnan Aluminum enlarged strongly from approximately RMB13.8 billion as at 31 December 2020 to approximately RMB20.9 billion as at 31 December 2021.

Reasons for and possible benefits of the Transaction

As advised by the Directors, the Transaction is conducive to further solving the issue of horizontal competition between the Company and Yunnan Aluminum and effectively reduce the daily related party transactions of the Company. The integration of Yunnan Aluminum into the Company will help to enhance the industry position and profitability of the Company. Leveraging on the competitive advantages of Yunnan Aluminum in clean energy, the Group can further increase its green aluminum production capacity for promoting the green, low-carbon and high-quality development of the Company. In addition, it is expected that the Transaction can better exploit the synergy between the Company and Yunnan Aluminum in business and management, thereby bringing sustainable investment returns for the Company.

Based on our independent research, we noted that the PRC government has been exerting increasing effort on stimulating the development of green and low carbon aluminum industry. In particular, in December 2021, the Ministry of Industry and Information Technology, the Ministry of Science and Technology and the Ministry of Natural Resources jointly promulgated the "Development of the Country's Raw Materials Industry during the 14th Five-Year Plan Period*"《十四五原材料工業發展規劃》. This new policy aimed to actively implementing the objective of energy saving and low-carbon by fostering carbon efficiency and reducing carbon emissions. A plea for reducing carbon emissions in the primary aluminum industry by 5% by 2025 and scaling up the proportion of renewable resources and clean energy was initiated. The government has further undertaken to encourage enterprises to construct a large-scale recycling base and industrial concentration center for secondary aluminum in order to boost the cohesive development of recycling, dismantling, processing, sorting and distribution.

In light of that (i) the Transaction would solve the issue of horizontal competition between the Company and Yunnan Aluminum and effectively reduce the daily related party transactions of the Company; (ii) the integration of Yunnan Aluminum into the Company will help to enhance the industry position of the Company; (iii) the development of green and low carbon aluminum industry has been the recent key policy objective of the PRC government and the Group would be able to further develop its green and low-carbon aluminum business leveraging on Yunnan Aluminum's established reputation, expertise and production capacity in this area; and (iv) Yunnan Aluminum has been recording increasing revenue and net profit in recent years, we concur with the Directors that the Transaction is in the interests of the Company and the Shareholders as a whole although it is not conducted in the ordinary and usual course of business of the Group due to the nature of the Transaction.

2. PRINCIPAL TERMS OF THE SHARES TRANSFER AGREEMENT

On 24 July 2022, the Company entered into the Shares Transfer Agreement with Yunnan Metallurgical, pursuant to which the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of the Target Shares at the cash Consideration.

Summarised below are the principal terms of the Shares Transfer Agreement, details of which are included in the Letter from the Board:

The Consideration

The transfer price per share of the Target Shares shall be determined at the higher of:

(1) the arithmetic average of the daily weighted average prices of the shares of Yunnan Aluminum for the 30 trading days preceding the date of the indicative announcement (i.e. 25 July 2022) published by Yunnan Aluminum for the Transaction, being RMB10.11;

(2) the audited net asset value per share of Yunnan Aluminum for the latest fiscal year, being RMB5.25.

Based on the above pricing principle, the transfer price of the Target Shares shall be RMB10.11 per share and the Consideration shall be RMB6,661,599,379.77.

Relevant government policy

In relation to the aforesaid pricing principle, we noted from our independent research that in May 2018, the "Measures for the Supervision and Administration of State-owned Equity in Listed Companies*" (上市公司國有股權監督管理辦法) was jointly promulgated by the State-owned Assets Supervision & Administration Commission of the State Council, the Ministry of Finance and the China Securities Regulatory Commission. Article 32 of the Measures stipulated that "The price for non-public transfer of shares of a listed company by a state-owned shareholder shall not be lower than the higher of the following two: (1) the arithmetic average of the daily weighted average prices of shares of the listed company for the 30 trading days preceding the date of the indicative announcement; and (2) the audited net asset value per share of the listed company in the most recent fiscal year."

Peers comparison

As the trading multiples analysis is a commonly adopted valuation method in the market, we have attempted to use this method to further assess the fairness and reasonableness of the Consideration. First of all, we have researched independently for peer companies of Yunnan Aluminum. To ensure the comparability, we set the following three criteria for the peer companies: (1) listed on the Shenzhen Stock Exchange (2) principally engaged in the aluminum business and (3) with market capitalisation of RMB10 billion or above (Note: The market capitalisation of Yunnan Aluminum is around RMB35 billion). There are two comparable listed companies which met our selection criteria (the "**Comparable Companies**") and we consider them to be fair, representative and exhaustive samples. Nevertheless, it should be noted that the operations and prospects of the Comparable

Companies are not the same as Yunnan Aluminum and we have not conducted any investigation into the businesses, operations and prospects of the Comparable Companies.

The following table sets out (a) the price to book ratio ("**P/B**") and price to earnings ratio ("**P/E**") of the Comparable Companies based on their closing share price as at 25 July 2022 (being the date of the indicative announcement) and their latest published financial information; and (b) the P/B and P/E of Yunnan Aluminum based on the Consideration and its latest published financial information:

Company name (Stock code)	**Principal business**	**P/B** *(times)*	**P/E** *(times)*
Henan Shenhuo Coal & Power Co., Ltd. (000933)	Production, processing and sales of aluminum products, coals and the generation of electricity.	1.71	9.54
Tianshan Aluminum Group Co., Ltd. (002532)	An upstream and downstream integration platform for production and sales of primary aluminum, alumina, high-purity aluminum, anodes and aluminum deep-processing products and materials.	1.34	7.84
Yunnan Aluminum (000807)	**Bauxite mining, alumina production, aluminum smelting, aluminum processing and aluminum anode carbon production and sales.**	**1.48**	**8.32**

Source: the Shenzhen Stock Exchange web-site (http://www.szse.cn/)

As shown by the above table, the P/B and P/E of the Transaction are within the respective market ranges.

Given that (i) the pricing principle under the Shares Transfer Agreement is in compliance with the relevant regulatory requirement and the Consideration was determined accordingly; and (ii) the P/B and P/E of the Transaction are within the respective market ranges, we are of the opinion that the Consideration is fair and reasonable.

On the other hand, the Shares Transfer Agreement also provides that during the period from the date it was entered into to the Completion Date, in the event of any ex-rights or ex-dividend events of Yunnan Aluminum, the number of Target Shares shall be adjusted accordingly, and the adjusted Target Shares shall remain at 19.0% of the adjusted total issued share capital of Yunnan Aluminum; whilst the total transfer price of the Target Shares shall remain unchanged. If, during the Transition Period, Yunnan Metallurgical receives cash dividends from Yunnan Aluminum or it is resolved to distribute cash dividends to Yunnan Metallurgical, such portion of the cash dividends corresponding to the Target Shares shall be compensated by Yunnan Metallurgical to the Company in equal amounts or shall be deducted directly by the Company from the total transfer price of the Target Shares.

We are of the opinion that the aforesaid adjustment mechanisms are on normal commercial terms and are fair and reasonable.

Arrangements in the Transition Period

Pursuant to the Shares Transfer Agreement, during the Transition Period, profits and losses arising from the operation of Yunnan Aluminum shall be enjoyed and borne by Yunnan Metallurgical and the Company in proportion to their respective shareholdings in Yunnan Aluminum upon completion of the Transaction.

We are of the opinion that such arrangement is on normal commercial terms and is fair and reasonable.

Moreover, during the Transition Period, Yunnan Metallurgical shall have bona fide management obligations in respect of Yunnan Aluminum and its assets. Yunnan Metallurgical shall ensure and facilitate the normal operation of Yunnan Aluminum and shall promptly notify the Company of any Material Adverse Effect on Yunnan Aluminum during the Transition Period and deal with it in an appropriate manner. During the Transition Period, Yunnan Metallurgical and Yunnan Aluminum also guarantee that they shall not transfer or relinquish any rights of or in relation to Yunnan Aluminum or make any disposal of the assets of Yunnan Aluminum, except for that which is within the normal scope of business of Yunnan Aluminum.

We are of the opinion that the above provisions provide additional protection to the Company with regard to the normal business operation of Yunnan Aluminum during the Transition Period and is hence favourable to the Company.

LETTER FROM VBG CAPITAL

Accumulated undistributed profits

Pursuant to the Shares Transfer Agreement, the retained earnings and accumulated profits of Yunnan Aluminum prior to the completion of the Transaction shall be shared by the shareholders of Yunnan Aluminum in proportion to their respective shareholdings upon completion of the Transaction.

We are of the opinion that such arrangement is on normal commercial terms and is fair and reasonable.

Board composition

Pursuant to the Shares Transfer Agreement, upon completion of the Transaction, Yunnan Metallurgical has agreed to reduce the number of directors whom it can nominate in Yunnan Aluminum accordingly in accordance with its latest shareholding ratio, and the Company has agreed to increase the number of directors whom it can nominate in Yunnan Aluminum accordingly in accordance with its latest shareholding ratio. Both parties to the agreement have agreed to commence the election of members of a new session of the board of directors of Yunnan Aluminum within one month from the Completion Date. Upon completion of the election of the new session of the board of directors of Yunnan Aluminum, the number of directors whom the Company can nominate in Yunnan Aluminum will be more than half of the total and the Company will then have actual control over Yunnan Aluminum.

In view of that the change in board composition of Yunnan Aluminum as aforementioned shall safeguard the Company's control over Yunnan Aluminum, we are of the opinion that it is favourable to the Company.

3. **POSSIBLE FINANCIAL EFFECT OF THE TRANSACTION**

As confirmed by the Directors, upon completion of the Transaction, Yunnan Aluminum will become a non-wholly owned subsidiary of the Company and its financial results will be consolidated into the financial statements of the Company.

With reference to the 2021 Annual Report, the Group's net asset value and cash and cash equivalent (excluding bank overdrafts) amounted to approximately RMB72.8 billion and RMB17.9 billion, respectively, as at 31 December 2021. Based on the unaudited pro forma financial information of the Enlarged Group as set out in Appendix IV to the Supplemental Circular, the unaudited pro forma consolidated net assets of the Enlarged Group would increase as a result of the Transaction. As further confirmed by the Directors, it is the intention of the Company to settle the cash Consideration by the Group's internal cash reserves. As at the Latest Practicable Date, the Company had not made any capital commitment (whether actual or intentional) to Yunnan Aluminum.

It should be noted that the aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial position of the Group will be upon completion of the Transaction.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Shares Transfer Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Transaction is in the interests of the Company and the Shareholders as a whole although it is not conducted in the ordinary and usual course of business of the Group due to the nature of the Transaction. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Shares Transfer Agreement and the Transaction and we recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 17 years of experience in corporate finance.

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the independent non-executive Directors in respect of the Transaction (as defined herein) for Shareholders' reference only.

建泉融資有限公司
VBG Capital Limited

21/F., Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

23 August 2022

To: The independent non-executive directors
of Aluminum Corporation of China Limited

Dear Sirs,

CONNECTED TRANSACTION IN RESPECT OF ACQUISITION OF 100% EQUITY INTEREST IN THE TARGET COMPANY

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the independent non-executive directors of Aluminum Corporation of China Limited (the "**Company**") in respect of the Transaction (as being defined in the following paragraph), details of which are set out in the announcement published by the Company on 23 August 2022 (the "**Announcement**").

The Company proposes to enter into a shares transfer agreement (the "**Shares Transfer Agreement**") with Aluminum Corporation of China* (中國鋁業集團有限公司) ("**Chinalco**"), pursuant to which the Company has agreed to acquire and Chinalco has agreed to dispose of 100% equity interest in Pingguo Aluminum Co., Ltd.* (平果鋁業有限公司) (the "**Target Company**") at the total cash consideration of RMB1,887,474,000 (the "**Consideration**") (the "**Transaction**"). Upon completion of the Transaction, the Target Company will become a wholly-owned subsidiary of the Company and its financial results will be consolidated into the financial statements of the Company.

According to the Company, the Transaction constitutes a connected transaction for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") (the "**Hong Kong Listing Rules**"). As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the Transaction exceeds 0.1% but is less than 5%, the Transaction is not required to comply with the independent shareholders' approval requirements. Nevertheless, for the sake for maintaining sound corporate governance, the Company has appointed us, VBG Capital Limited, as the independent financial adviser to advise the independent non-executive directors of the Company on (i) whether the terms of the Shares Transfer Agreement are fair and reasonable and are on normal commercial terms; and (ii) whether the Transaction is in the interests of the Company and its Shareholders (the "**Shareholders**") as a whole.

This letter of advice should not be used beyond its intended scope as aforementioned and is for Shareholders' reference only.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Transaction, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company and its subsidiaries (altogether, the "**Group**"). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of this letter of advice. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Group were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts made by the management of the Group or the reasonableness of the opinions expressed by the Group, its management and/or advisers, which have been provided to us.

The directors of the Company (the "**Directors**") have collectively and individually accepted full responsibility for the accuracy of the information contained in the Announcement and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Announcement is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Announcement or the Announcement misleading. We, as the independent financial adviser, take no responsibility for the contents of any part of the Announcement.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco, the Target Company or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transaction. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the date of this letter of advice. Subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update, revise or reaffirm this opinion to take into account events occurring after the date of this letter of advice. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any shares or any other securities of the Company.

We have not made any independent evaluation or appraisal of assets and liabilities in relation to the Transaction, and we have not been furnished with any such evaluation or appraisal, save and except for the valuation report prepared by Beijing Pan-China Assets Appraisal Co., Ltd. (the "**Valuer**") regarding the estimated value of the Target Company (the "**Valuation Report**"). Since we are not experts in the valuation of assets, land and properties, we have relied solely upon the Valuation Report for the appraised value of the entire equity interest in the Target Company as at 31 December 2021.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources while we did not conduct any independent in-depth investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transaction, we have taken into consideration the following principal factors and reasons:

1. Background of and reasons for the transaction

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in China, the A shares and H shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources, production, sales and technology research and development of alumina, primary aluminum and aluminum alloy products, international trade, logistics business, thermal and new energy power generation, etc.

With reference to the annual report of the Company for the year ended 31 December 2021 (the "**2021 Annual Report**"), the Group achieved amazing growth in operating results in 2021. Its audited annual revenue surged year-on-year by approximately 45.0% to approximately RMB269.7 billion in 2021; while its audited net profit also expanded year-on-year by nearly 5 times to approximately RMB7.8 billion in 2021. As stated in the 2021 Annual Report, such amazing growth was mainly attributable to the increase in alumina and electrolytic aluminium prices during the same year under review.

As represented by the Directors, the Group is a leading enterprise in aluminum industry in China, ranking among the top in the global aluminum industry in terms of overall strengths. To maintain ongoing business advancement and adapt to industry changes and challenges, the Company has always been pursuing an innovation-driven progression, transforming the development pattern, optimising its industrial structure and shifting growth drivers.

Information on the Target Company

According to the Company, the Target Company is a limited liability company incorporated in China and a wholly-owned subsidiary of Chinalco. The Target Company is the sole shareholder of 廣西中鋁工業服務有限公司, and is also interested in approximately 54.27% and 3.67% of equity interests in 廣西中鋁建設監理諮詢有限公司 and 金隆銅業有限公司, respectively.

The main business of the Target Company and its subsidiaries (altogether, the "**Target Group**") is land leasing, logistics services, security services, terminal loading and unloading, mechanical and electrical equipment installation and maintenance, supervision and contracting of engineering projects etc.

The table below depicts the key audited consolidated financial information of the Target Group for the past three years based on the information we requested from the Company:

	For the year ended 31 December		
	2021	**2020**	**2019**
	RMB	*RMB*	*RMB*
Revenue	463,873,791	417,217,075	434,111,355
Net profit after taxes and non-recurring items	32,502,696	9,324,745	4,535,874

As depicted by the above table, the financial performance of the Target Group has been satisfactory during the past three years. Its annual revenue rose significantly by approximately 11.2% from 2020 to 2021, and the jump in its net profit after taxes and non-recurring items was even more significant, which was approximately 248.6% and 105.6%, respectively, in 2021 and 2020 as compared to the prior year.

Reasons for and possible benefits of the Transaction

As advised by the Directors, the Target Company currently mainly provides leasing of land use rights and logistics services to Guangxi Branch of the Company. The land use rights held by the Target Company are mostly leased to the Group for production and operation purposes and are highly essential for the Group's business. Upon completion of the Transaction, the Group will no longer be required to pay the related transaction fees, such as rent for land use rights, and the related transactions between the Group and the Target Group will also be eliminated, thus the relevant costs can be saved.

At the same time, while the land use rights are held by the Target Company, the premises erected thereon are legally owned by the Group. Upon completion of the Transaction, the land use rights held by the Target Company will also be transferred to the Company, which is conducive to enhancing the asset completeness and independence of business of the Company.

The major assets of the Target Group are the land, wharf and real estate in the factory area. Those assets are scarce and have room for value preservation and appreciation, hence the Transaction is economical.

In addition, after completion of the Transaction, the Company can achieve unified management of the Target Company and synergies can be created in management and business, which will be conducive to further reducing costs and increasing efficiency

In light of that (i) the Transaction would contribute to the asset integrity and business independence of the Company, and could effectively reduce the related party transactions and relevant costs of the Company; (ii) the integration of the Target Group into the Group would facilitate the business operation of the Group and may benefit the Company from potential value preservation and appreciation; and (iii) the Target Group has been enjoying increasing revenue and net profit in recent years, we concur with the Directors that the Transaction is in the interests of the Company and the Shareholders as a whole.

2. Principal terms of the shares transfer agreement

The Company proposes to enter into the Shares Transfer Agreement with Chinalco, pursuant to which the Company has agreed to acquire and Chinalco has agreed to dispose of the entire issued share capital of the Target Company at the cash Consideration.

The Consideration

The Consideration of RMB1,887,474,000 was determined with reference to the Valuation Report. To assess the fairness and reasonableness of the Consideration, we have reviewed the Valuation Report and performed the following due diligence work:

The Valuation

Based on the Valuation Report prepared by the Valuer, the appraised value of the entire equity interest in the Target Company was approximately RMB1,887,474,000 as at 31 December 2021, the valuation benchmark date (the "**Valuation Benchmark Date**") (the "**Valuation**"). Accordingly, the Consideration is the same as the Valuation.

We have studied the Valuation and sent out an information request list to the Valuer to enquire into further depth about the methodology adopted for and the basis and assumptions used in arriving at the Valuation. As advised by the Valuer, we understand that there are three commonly adopted valuation approaches for assets valuation, namely market approach, income approach and assets approach. Market approach is a valuation approach which determines the prices of assets by comparing such assets with comparable assets transacted in the market, whereby those comparable assets transactions are adjusted individually in terms of the price difference by focusing on factors affecting their respective values. Given that the Valuer were unable to identify sufficient comparable assets transactions (in terms of scope and size of operations etc.) in the market, they consider the market approach to be inappropriate in the case of the Valuation.

Income approach is a valuation approach which discounts the expected future revenue of the assets into present value with specific discount rates for the purpose of determining their values. The inherit value of the assets, which means their future profitability, is the basis of the income approach. However, as explained by the Valuer, since they are of the view that the income approach involves a number of subjective assumptions and uncertainties, the income approach was not chosen.

Lastly, assets approach is a valuation approach which determines the values of assets using the adjusted net asset method. The Valuer consider the assets approach to be the most appropriate approach for the purpose of the Valuation taking in account the scope and purpose of the Valuation and that comprehensive information and financials regarding the Target Company were available. The Valuer also confirm that the assets approach is widely considered as an accepted valuation approach for valuing assets, and is consistent with normal market practice and in compliance with the relevant valuation standards in China.

As represented by the Valuer, to perform the Valuation, they obtained from the Target Company a copy of its financial accounts as at 31 December 2021. Under the adjusted net asset method and subject to the definition of the Valuation, the assets of the Target Company were analysed, adjusted and appraised individually by the Valuer. As the first step, the Valuer studied in depth to understand the basis of recording the book cost of each asset. Then, they researched independently and/or requested from the Target Company for updated information and factors affecting the latest value of those assets. After evaluating such updated information and related factors, the Valuer arrived at the latest appraised values of the assets of the Target Company. Detailed explanation regarding how the values of the key assets of the Target Company (comprising mainly (i) monetary assets such as bank and cash balances, accounts receivables and prepayments; and (ii) tangible assets such as inventories, long-term investments and property, plant and equipment) were adjusted and appraised by the Valuer is included in the Valuation Report. The summation of the values of the individual appraised assets of the Target Company (both monetary and tangible) represented the total adjusted assets of the Target Company. As regards to the liabilities of the Target Company, including but not limited to borrowings and accounts payables, the Valuer verified the breakdown and analysed their

respective latest values based on the current changing dynamics. By deploying the "assets minus liabilities" procedures, i.e. deducting the total adjusted liabilities from the total adjusted assets of the Target Company, the appraised value of the Target Company was derived.

The Valuation Benchmark Date was 31 December 2021. The main asset of the Target Company is industrial real estate. By analysing the changes in the industrial land price index in the region, being the industrial land price index from January to June 2022, the Valuer found that there was basically no change. Taking into account the valuation approach selected for the Valuation, i.e. the assets approach, using 31 December 2021 as the Valuation Benchmark Date as compared with 30 June 2022 would not have significant impact on the result of the Valuation. Therefore, the Valuer considered that it was suitable to use 31 December 2021 as the Valuation Benchmark Date.

For our due diligence purpose, we have also reviewed and enquired into (i) the terms of engagement of the Valuer; (ii) the Valuer's qualification and experience in relation to preparation of the Valuation; and (iii) the steps and due diligence measures taken by the Valuer for conducting the Valuation. From the company brochure provided by the Valuer, we understand that the Valuer are in possession of the Assets Appraisal Credentials awarded by the Ministry of Finance of China. The Assets Appraisal Credentials is a proof of qualification for assets appraisal for state-owned and non-state owned assets. Furthermore, the Valuer are granted the Securities and Futures Appraisal Credentials by the Ministry of Finance of China and the China Securities Supervisory and Regulatory Committee. This Credentials is a proof of the Valuer's qualification for assets appraisal related to listed companies. Headquartered in Beijing, the Valuer have set up branches in major cities, for example Shanghai, Shenzhen and Anhui, of China and have a team of around 200 valuation experts. Upon our review and enquiry, we are satisfied with the terms of engagement of the Valuer as well as their qualification and experience for preparation of the Valuation. The Valuer have also confirmed that they are independent to the Group, Chinalco, the Target Company and their respective associates.

During our review and due diligence process regarding the Valuation, we have not identified any material facts which may lead us to doubt the fairness and reasonableness of the principal basis and assumptions adopted for or the information used in the Valuation. Nevertheless, Shareholders should note that valuation of assets usually involves assumptions and therefore the Valuation may or may not reflect the true market value of the Target Company accurately.

In view of that the Consideration is the same as the Valuation, which was fairly and reasonably assessed by the Valuer, we are of the opinion that the Consideration is on normal commercial terms and is fair and reasonable.

3. **Possible financial effect of the transaction**

As confirmed by the Directors, upon completion of the Transaction, the Target Company will become a wholly-owned subsidiary of the Company, and its financial results will be consolidated into the financial statements of the Company.

With reference to the 2021 Annual Report, the Group's net asset value and cash and cash equivalent (excluding bank overdrafts) amounted to approximately RMB72.8 billion and RMB17.9 billion, respectively, as at 31 December 2021. The Directors expected that the Transaction would not have material impact on the net asset position of the Group. As further confirmed by the Directors, it is the intention of the Company to settle the Consideration by the Group's internal cash reserves and/or external borrowings. As at the date of this letter of advice, the Company has not made any capital commitment (whether actual or intentional) to the Target Company.

It should be noted that the aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial position of the Group will be upon completion of the Transaction.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Shares Transfer Agreement are on normal commercial terms and are fair and reasonable; and (ii) the Transaction is in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Managing Director

* *For identification purpose only*

1. **FINANCIAL INFORMATION OF THE GROUP**

The financial information of the Group (i) for the year ended 31 December 2019 has been disclosed on pages 176 to 426 of the 2019 annual report of the Company published on 23 April 2020; (ii) for the year ended 31 December 2020 has been disclosed on pages 171 to 386 of the 2020 annual report of the Company published on 20 April 2021; and (iii) for the year ended 31 December 2021 has been disclosed on pages 181 to 394 of the 2021 annual report of the Company published on 19 April 2022. Such information has been published on the websites of the Hong Kong Stock Exchange and the Company. Please refer to the following links of the 2019 annual report, 2020 annual report and 2021 annual report of the Company:

- 2019 annual report
  https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0423/2020042301507.pdf

- 2020 annual report
  https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0420/2021042000599.pdf

- 2021 annual report
  https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0419/2022041901201.pdf

2. STATEMENT OF INDEBTEDNESS

At the close of business on 31 July 2022, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had the following indebtedness:

(i) Debt securities, term loans and lease liabilities

	Secured	Guaranteed	Unsecured	Total
	RMB '000	*RMB '000*	*RMB '000*	*RMB '000*
Long-term				
Lease liabilities	11,316,020	–	–	11,316,020
Medium-term notes and bonds	–	6,715,318	13,778,803	20,494,121
Long-term bank and other loans	9,743,235	3,333,810	31,324,775	44,401,820
	21,059,255	10,049,128	45,103,578	76,211,961
Including: amount due within one year	1,413,685	1,120,442	10,764,969	13,299,096
Short-term				
Bank and other loans	370,900	–	5,159,510	5,530,410
Short-term bonds	–	–	6,677,488	6,677,488
	370,900	–	11,836,998	12,207,898
	21,430,155	10,049,128	56,940,576	88,419,859

Bank loans and other loans of RMB10,114 million were secured by mortgages on certain property, plant and equipment, intangible assets, trade and notes receivables and land use rights of the Enlarged Group.

Lease liabilities are effectively secured, as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

Bank loans of RMB877 million and medium-term bonds of RMB6,715 million were guaranteed by the Company. Bank loans of RMB851 million were guaranteed by Chalco Ningxia Energy Group Co., Ltd. (中鋁寧夏能源集團有限公司), a subsidiary of the Company. Bank loans of RMB700 million were guaranteed by Yunnan Aluminum Co., Ltd. (雲南鋁業股份有限公司), the Target Company. Bank loans of RMB569 million were jointly guaranteed by Baotou Aluminum Co., Ltd. (包頭鋁業有限公司), a subsidiary of the Company and Baotou Communications Investment Group Co., Ltd (包頭交通投資集團公司), a third party. Bank loans of RMB337 million were jointly guaranteed by the Company and COSCO SHIPPING Bulk Shipping Co., Ltd. (中遠海運散貨運輸有限公司), a third party.

(ii) Guarantees and contingent liabilities

Guarantees

The Enlarged Group did not have any guarantees to the parties outside the Enlarged Group.

Contingent liabilities

The Enlarged Group is defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Enlarged Group.

Save as disclosed above and apart from intra-group liabilities, the Enlarged Group did not have any outstanding debt securities issued and outstanding or authorised or otherwise created but unissued, term loans, other borrowings or indebtedness in the nature of borrowing including bank overdrafts, liabilities under acceptances (other than normal trade bills), material contingent liabilities and guarantees outstanding at the close of business on 31 July 2022.

Directors of the Company confirm that there has not been any material change in the indebtedness and contingent liabilities of the Enlarged Group since 31 July 2022 and up to the date of this Supplemental Circular.

3. WORKING CAPITAL

The Directors are of the opinion that, after taking into account of the Enlarged Group's internal resources, cash flow from operations, the present facilities available and the effect of the Transaction contemplated under the Shares Transfer Agreement, the Enlarged Group will have sufficient working capital to satisfy its present requirements, that is, for at least the next twelve months from the date of this supplemental circular in the absence of unforeseen circumstances.

4. FINANCIAL AND TRADING PROSPECT OF THE ENLARGED GROUP

The Company is a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive strength, the Company ranked among the top enterprises in global aluminum industry. At present, the Company's alumina production capacity, high-purity production aluminum, carbon production capacity and refined alumina production capacity all rank first in the world, and its electrolytic aluminum production capacity ranks second in the world. After the incorporation of Yunnan Aluminum into the consolidated statements the Company, the electrolytic aluminum production capacity will also become the first in the world, which is conducive to further improving the industry position and profitability of the Company.

Relying on the advantages of abundant green and clean energy in Yunnan Province, Yunnan Aluminum has implemented the integrated development strategy of green aluminum, and is the only "National Environmentally Friendly Enterprise" in the non-ferrous metal industry in China, one of the first batch of "green factories" in China, and also the largest green aluminum supplier in China. After the acquisition of Yunnan Aluminum, the Company can leverage the advantages of Yunnan Aluminum in clean energy and green production capacity to accelerate the construction of green aluminum industry base and further increase the proportion of the Group's green production capacity. Under the current background of "carbon peak and carbon neutrality", it will lay a foundation for the Company's subsequent green and sustainable development.

The acquisition of Yunnan Aluminum by the Company can better exert the synergy between the Company and Yunnan Aluminum in terms of business and management, sharing procurement and sales network and resources, jointly building a logistics and transportation system, and realising the integration and intensive management of aluminum industry through internal management and synergy, which is conducive to further reducing costs and improving profitability, and bringing sustainable investment returns to the Company. At the same time, as the profitability of Yunnan Aluminum has been relatively sound in recent years, after the Company has included Yunnan Aluminum into the scope of consolidated statements, the asset scale and profitability of the Company at the level of consolidated statements will increase significantly, and the financial indicators such as net profit, return on net assets and earnings per share will increase, which will provide a good foundation and space for the Company to maintain and increase market value and increase shareholder value.

Set forth below is the management discussion and analysis of the Target Group for each of the three years ended 31 December 2019, 2020 and 2021 and the six months ended 30 June 2022 (the "**Reporting Period**"). The following financial information is based on the financial information of the Target Group Historical Track Record Accounts as set out in Appendix III to this supplemental circular.

OVERVIEW

Yunnan Aluminum is a joint stock limited company incorporated in the PRC, the A shares of which are listed on the Shenzhen Stock Exchange (stock code: 000807). The Target Group comprises Yunnan Aluminum and its subsidiaries, and its principal activities include bauxite mining, alumina production, aluminum smelting, aluminum processing and production and sales of aluminum anode carbon.

OPERATING RESULTS OF THE TARGET GROUP

Operating revenue

For the three years ended 31 December 2019, 2020 and 2021, the operating revenue of the Target Group was RMB24,284 million, RMB29,573 million and RMB41,669 million, respectively. The continuous increase in operating revenue of the Target Group during the Reporting Period was mainly due to the increase in sales volume of major products and the increase in product prices during the Reporting Period. In the first half of 2022, the operating revenue of the Target Group was RMB24,786 million, representing an increase of 13.11% from RMB21,912 million of the same period last year, mainly due to the increase in selling price of aluminum products during the Reporting Period.

Operating costs

For the three years ended 31 December 2019, 2020 and 2021, the operating costs of the Target Group were RMB21,040 million, RMB26,334 million and RMB33,180 million, respectively. The continuous increase in operating costs of the Target Group during the Reporting Period was mainly due to the increase in the prices of raw fuel materials during the Reporting Period. In the first half of 2022, the operating cost of the Target Group was RMB20,428 million, representing an increase of 14.98% from RMB17,766 million of the same period last year, mainly due to the the increase in the prices of raw fuel materials during the Reporting Period.

Discussion of Segment Information

The Target Group has three reporting segments as follows:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the group's other subsidiaries and externally to customers outside the group.

Primary aluminum segment consists of procuring alumina and other raw materials, auxiliary materials and electricity power, smelting alumina to produce primary aluminum, and selling them externally to customers outside the group. This segment also includes the production and sales of carbon products, aluminum alloy and other electrolytic aluminum products.

Other operating segments consist of providing logistics services, entrepot trade of alumina, etc.

The financial information of the reportable segments is as follows:

1. For the three years ended 31 December 2019, 2020 and 2021

Unit: RMB 100 million

	2019		2020		2021	
Items	**Revenue**	**Cost of sales**	**Revenue**	**Cost of sales**	**Revenue**	**Cost of sales**
Alumina segment	35.00	29.32	17.12	18.17	15.89	16.14
Primary aluminum segment	235.76	211.00	292.83	264.56	415.49	334.28
Other operating segments	75.00	72.58	121.00	115.84	177.13	172.81
Inter–segment elimination	-104.92	-104.42	-137.88	-137.61	-194.37	-194.30
Total	240.83	208.48	293.06	260.96	414.14	328.94

The continuous decrease in revenue and cost of sales of the alumina segment during the Reporting Period was mainly due to the gradual commissioning of the hydropower aluminum project of Yunnan Wenshan Aluminum Co., Ltd.* (雲南文山鋁業有限公司) ("**Yunnan Wenshan**"), a subsidiary of Yunnan Aluminum, with part of the self-produced alumina retained for production use and the decrease in external sales volume year by year.

The continuous increase in revenue of the primary alumina segment during the Reporting Period was mainly due to the gradual commissioning of hydropower alumina project by certain subsidiaries of Yunnan Aluminum, resulting in an increase in sales volume year by year and an increase in alumina commodity prices during the Reporting Period; the continuous increase in cost of sales was mainly due to the gradual commissioning of hydropower alumina project by certain subsidiaries of Yunnan Aluminum and the increase in sales volume year by year, resulting in a corresponding increase in various costs.

The continuous increase in revenue of other operating segments during the Reporting Period was mainly due to the increase in sales volume and sales price of trading aluminum products of the headquarters of Yunnan Aluminum; the continuous increase in cost of sales was mainly due to the increase in sales volume of trading aluminum products of the headquarters of Yunnan Aluminum, resulting in a corresponding increase in costs.

2. For the six months ended 30 June 2021 and 2022

Unit: RMB100 million

	First half of 2021		First half of 2022	
Items	**Revenue**	**Cost of sales**	**Revenue**	**Cost of sales**
Alumina segment	4.66	4.50	8.68	7.41
Primary aluminum segment	477.77	431.09	260.43	218.37
Other operating segments	16.55	16.27	58.70	58.40
Inter–segment elimination	-281.66	-282.30	-81.36	-81.08
Total	217.32	169.56	246.45	203.10

The year-on-year increase in revenue of the alumina segment was mainly due to the year-on-year increase in sales volume and sales price of self-produced alumina, and the year-on-year increase in cost of sales was mainly due to the corresponding increase in costs as a result of the increase in sales volume of self-produced alumina.

The year-on-year decrease in revenue and cost of sales of the primary aluminum segment was mainly due to the fact that the revenue and cost of sales of Target Group's inter-company sales of aluminum products in the primary aluminum segment were not offset in the first half of 2021, while the revenue and cost of sales of the inter-company sales of aluminum products in the primary alumina segment were offset in the first half of 2022.

The year-on-year increase in revenue of other operating segments was mainly due to the centralised procurement of raw and auxiliary materials by Yunnan Yunlv Huixin Trade Co., Ltd. ("**Yunlv Huixin**"), a subsidiary of Yunnan Aluminum, and the increase in sales to the Target Group's internal enterprises; the year-on-year increase in cost of sales was mainly due to the centralised procurement of raw and auxiliary materials by Yunlv Huixin and the increase in sales to the Target Group's internal enterprises, resulting in the corresponding increase in costs.

Selling expenses

For the three years ended 31 December 2019, 2020 and 2021, the selling expenses of the Target Group were RMB539 million, RMB57 million and RMB68 million, respectively. The significant decrease in selling expenses of the Target Group in 2020 as compared to 2019 was mainly due to the fact that the Target Group changed its accounting policies and reclassified the transportation costs incurred for the performance of sales contracts from selling expenses to operating costs before the control of goods are transferred to customers. The increase in selling expenses in 2021 as compared with 2020 was mainly due to the year-on-year increase in warehousing and storage fees, sales service fees and employee benefits. In the first half of 2022, the selling expenses of the Target Group were RMB34 million, which remained stable as compared to RMB30 million of the same period last year.

Administrative expenses

For the three years ended 31 December 2019, 2020 and 2021, the administrative expenses of the Target Group were RMB827 million, RMB684 million and RMB774 million, respectively. The decrease in the Target Group's administrative expenses in 2020 as compared to 2019 was mainly due to the change in the Target Group's accounting policy that the costs of daily maintenance of fixed assets related to inventory production and processing, which were included in the cost of relevant assets in accordance with the principle of determining the cost of inventories, were reclassified from administrative expenses to operating costs. The increase in administrative expenses in 2021 as compared with 2020 was mainly due to the increase in hazardous waste disposal fees, depreciation and amortisation fees during the year as compared with the same period of last year. In the first half of 2022, the administrative expenses of the Target Group were RMB343 million, which remained stable as compared to RMB360 million of the same period last year.

Finance costs

For the three years ended 31 December 2019, 2020 and 2021, the finance costs of the Target Group were RMB898 million, RMB647 million and RMB588 million, respectively. The continuous decrease in finance costs of the Target Group during the Reporting Period was mainly due to its expansion of financing channels, coupled with the reduction of financing interest rates and debt scale-down. In the first half of 2022, the finance cost of the Target Group was RMB147 million, representing a decrease of 50.55% from RMB296 million of the same period last year, mainly due to the repayment of part of the borrowings and the low interest rate, resulting in a decrease in expenses of borrowings during the Reporting Period.

R&D expenses

For the three years ended 31 December 2019, 2020 and 2021, the R&D expenses of the Target Group amounted to RMB10 million, RMB31 million and RMB55 million, respectively. The continuous increase in research and development expenses of the Target Group during the Reporting Period was mainly due to the increase in research and development projects and research investment. In the first half of 2022, the R&D expenses of the Target Group was RMB43 million, representing an increase of 88.52% from RMB23 million of the same period last year, mainly due to the increase in research and development investment during the Reporting Period.

Other income

For the three years ended 31 December 2019, 2020 and 2021, the Target Group recorded other gains of RMB214 million, RMB165 million and RMB32 million, respectively. The continuous decrease in other income of the Target Group during the Reporting Period was mainly due to the decrease in government grants related to daily activities received by the Target Group during the Reporting Period. In the first half of 2022, the Target Group recorded other income of RMB21 million, representing an increase of 90.91% from RMB11 million of the same period last year, mainly due to the increase in government grants related to daily activities received during the Reporting Period.

Total profit for the year

For the three years ended 31 December 2019, 2020 and 2021, the total profit of the Target Group was RMB597 million, RMB1,357 million and RMB4,688 million, respectively. The net profit was RMB545 million, RMB1,234 million and RMB4,212 million, respectively. The continuous increase in profit and net profit for the year of the Target Group during the Reporting Period was mainly due to the increase in sales volume of products, increase in product prices and effective cost control. In the first half of 2022, the total profit of the Target Group was RMB3,698 million, representing an increase of 32.97% from RMB2,781 million of the same period last year, mainly due to the increase in selling price of aluminum products and the efficiency enhancement work by the Target Group including all-factor benchmarking, resulting in a significant increase in profitability during the Reporting Period.

Liquidity, financial resources and capital structure

As at 31 December 2019, 2020 and 2021, the total current assets of the Target Group amounted to RMB9,067 million, RMB6,051 million and RMB5,360 million, respectively. As at 30 June 2022, the total current assets of the Target Group amounted to RMB6,725 million. The current assets of the Target Group mainly included cash and cash equivalents, inventories, notes receivable, accounts receivable, other receivables and other current assets, etc. As at 31 December 2019, 2020 and 2021, the cash and cash equivalents of the Target Group were RMB4,052 million, RMB1,187 million and RMB1,623 million, respectively. As at 30 June 2022, the cash and cash equivalents of the Target Group were RMB1,857 million. The Target Group's primary sources of liquidity are generated from business operations and bank borrowings, which are mainly used for business operations and project investments, etc.

As at 31 December 2019, 2020 and 2021, the total current liabilities of the Target Group were RMB20,515 million, RMB17,353 million and RMB9,836 million, respectively. As at 30 June 2022, the total current liabilities of the Target Group were RMB9,131 million. The current liabilities of the Target Group mainly included short-term borrowings, notes payable, accounts payable, employee benefits payable, taxes payable, other current liabilities, etc. As at 31 December 2019, 2020 and 2021, the Target Group's short-term borrowings amounted to RMB8,502 million, RMB5,632 million and RMB2,718 million, respectively. As at 30 June 2022, the Target Group's short-term borrowings amounted to RMB1,432 million.

As at 31 December 2019, 2020 and 2021, the total assets of the Target Group were RMB39,579 million, RMB41,019 million and RMB37,837 million, respectively. The total liabilities were RMB27,006 million, RMB27,260 million and RMB16,927 million, respectively; and the total owners' equity were RMB12,573 million, RMB13,759 million and RMB20,910 million, respectively. As at 31 December 2019, 2020 and 2021, the Target Group's gearing ratio (being total liabilities divided by total assets) was 68.23%, 66.46% and 44.74%, respectively. As at 30 June 2022, the total assets of the Target Group were RMB38,415 million; the total liabilities were RMB14,716 million; the total owners' equity was RMB23,699 million. As at 30 June 2022, the Target Group's gearing ratio (being total liabilities divided by total assets) was 38.31%.

Significant investments, acquisitions and disposals

On 28 May 2019, Heqing Yixin Aluminum Co., Ltd.* (鶴慶溢鑫鋁業有限公司) ("**Yixin Aluminum**"), a non-wholly-owned subsidiary of Yunnan Aluminum, entered into the Transfer Agreement on Capacity Replacement Quota of Electrolytic Aluminum (《電解鋁產能置換指標轉讓協議書》) with Shanxi Huasheng Aluminum Co., Ltd.* (山西華聖鋁業有限公司) ("**Shanxi Huasheng**"), a non-wholly-owned subsidiary of the Company, pursuant to which, Yixin Aluminum agreed to acquire, and Shanxi Huasheng agreed to sell, its annual production capacity quota of electrolytic aluminum of 190,000 tonnes at a transfer price of RMB5,000 per tonne (tax inclusive). The aforesaid transaction was considered and approved at the 19th meeting of the seventh session of the board of directors held on 20 February 2019 and the 2018 annual general meeting held on 25 June 2019 by Yunnan Aluminum.

In October 2020, Yunnan Aluminum participated in the judicial auction of the electrolytic aluminum production capacity quota of 135,000 tonnes per year of Shandong Huayu Alloy Materials Co., Ltd.* (山東華宇合金材料有限公司), a non-wholly-owned subsidiary of the Company. After payment of security deposits, Yunnan Aluminum entered into the Explanation for Special Matters and the Bidding Agreement for Judicial Sale of the Electrolytic Aluminum Production Capacity Quota of 135,000 tonnes (《13.5萬噸電解鋁產能指標司法變賣競買協議》) with the auctioneer, and won the bid at the reserve price of RMB538.65 million (tax exclusive) on 30 October 2020. The aforesaid transaction was considered and approved at the thirty-fifth meeting of the seventh session of the board of directors held on 28 April 2020 and the 2019 annual general meeting held on 19 May 2020 by Yunnan Aluminum.

The aforesaid transaction of purchase of electrolytic aluminum production capacity quota will help the Target Group to accelerate the implementation of its integrated development strategy of hydropower and aluminum and further enhance its industrial competitiveness.

The Target Group does not expect to have any plans for material investments and acquisitions in the coming year.

Charges on assets

As at 31 December 2019, 2020 and 2021, the carrying amounts of the Target Group's pledged assets amounted to RMB7,937 million, RMB4,899 million and RMB624 million, respectively. Pledged assets mainly include land use rights and bauxite mining rights, machinery and equipment and buildings, raw materials and work in progress, etc., which are used to obtain bank financing and issue letters of credit, etc. As at 30 June 2022, the carrying amounts of the Target Group's pledged assets amounted to RMB54 million, which was mainly used as security for land use rights to obtain long-term borrowings.

Contingent liabilities

As at 31 December 2019, 2020 and 2021, and 30 June 2022, the Target Group did not have any contingent liabilities that would have a material adverse effect on its financial position or results of operations.

Foreign exchange exposure

As the Target Group's main operations are located in the PRC and its main businesses are settled in RMB, the Target Group's operations are not exposed to significant foreign exchange risk. The Target Group does not use any financial instruments for hedging purposes.

Staff and remuneration policy

As at 31 December 2019, 2020 and 2021, the Target Group had 12,000, 12,281 and 11,662 employees, respectively, with total remuneration (including social security contributions) of RMB1,699 million, RMB1,706 million and RMB1,886 million, respectively. As at 30 June 2022, the Target Group had 11,582 employees, respectively, with total remuneration (including social security contributions) of RMB891 million.

The Target Group's employee compensation plans are in line with industry standards in the PRC, including basic salaries, bonuses and other allowances. The Target Group also makes contributions to social security benefits plans for its employees in accordance with the PRC labour laws and local government regulations, including pension, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and housing provident fund. In addition, the Target Group also conducts regular staff training courses to improve their skills.

For further details of the financial information of the Target Group, please refer to the financial information of the Target Group Historical Track Record Accounts as set out in Appendix III to this supplemental circular.

1. ACCOUNTS OF THE TARGET GROUP

Set out below are (i) the audited consolidated financial statements of the Target Group for the financial year ended 31 December 2019 prepared in accordance with the China Accounting Standards for Business Enterprises and audited by PricewaterhouseCoopers Zhong Tian LLP; (ii) the audited consolidated financial statements of the Target Group for the financial year ended 31 December 2020 prepared in accordance with the China Accounting Standards for Business Enterprises and audited by PricewaterhouseCoopers Zhong Tian LLP; and (iii) the audited consolidated financial statements of the Target Group for the financial year ended 31 December 2021 prepared in accordance with the China Accounting Standards for Business Enterprises and audited by PricewaterhouseCoopers Zhong Tian LLP; and (iv) the unaudited consolidated financial statements of the Target Group for the half year ended 30 June 2022 prepared in accordance with the China Accounting Standards for Business Enterprises (collectively, the "**Target Group Historical Track Record Accounts**"), which have been published by the Target Company on the website of the Shenzhen Stock Exchange. The Target Group Historical Track Record Accounts are prepared in Chinese without official English version. Accordingly, an English version is prepared for reference only. In case of any inconsistency, the Chinese version shall prevail.

(i) the audited consolidated financial statements of the Target Group for the financial year ended 31 December 2019 prepared in accordance with the PRC Accounting Standards for Business Enterprises and audited by PricewaterhouseCoopers Zhong Tian LLP

I. AUDIT REPORT

Audit Opinion Type	Unmodified Opinion
Signature Date of Audit Report	23 March 2020
Name of Audit Institution	PricewaterhouseCoopers Zhong Tian LLP
Reference No. of Audit Report	PricewaterhouseCoopers Zhong Tian Shen Zi (2020) No. 10105
Names of Signing Certified Public Accountants	Li Yanyu Liang Xin

TEXT OF THE AUDIT REPORT

To the shareholders of Yunnan Aluminum Co., Ltd.,

I. AUDIT OPINION

1. Content of Our Audit

We have audited the accompanying financial statements of Yunnan Aluminum Co., Ltd. ("**Yunnan Aluminum**"), which comprise the consolidated and company balance sheets as at 31 December 2019, the consolidated and company income statements for the year then ended, the consolidated and company cash flow statements for the year then ended, the consolidated and company statements of changes in shareholders' equity for the year then ended and notes to the financial statements.

2. Our Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company's financial position of Yunnan Aluminum as at 31 December 2019, and their financial performance and cash flows for the year then ended in accordance with the requirements of China Accounting Standards for Business Enterprises ("**CAS**").

II. BASIS OF THE AUDIT OPINION

We conducted our audit in accordance with China Standards on Auditing ("**CSAs**"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Yunnan Aluminum in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("**CICPA Code**"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

III. KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

1. Impairment assessment of construction in progress, fixed assets and intangible assets for discontinued or suspended projects;

2. Recognition of deferred income tax assets;

Key Audit Matters	How our audit addressed the Key Audit Matters
(I) Impairment assessment of construction in progress, fixed assets and intangible assets related to discontinued or suspended projects See Note IV(12) "Fixed Assets", Note IV(13) "Construction in Progress", Note IV(14) "Intangible Assets", Note IV(45) "Impairment Losses on Assets" and Note II(25) "Critical Accounting Estimates and Judgements" to the financial statements. As at 31 December 2019, there were indications of impairment as some of the projects of Yunnan Aluminum were in a state of suspension of production or construction and were not expected to generate the economic benefits as originally expected for Yunnan Aluminum through normal use in the future. The relevant assets or asset groups include fixed assets with a carrying value of RMB69,179,140.84, construction in progress with a carrying value of RMB257,897,767.26 and intangible assets with a carrying value of RMB163,051,727.40. The management tested the above long-term assets for impairment and made a provision for impairment of RMB249,720,968.70 during 2019, resulting in a cumulative balance of RMB576,275,492.77 of impairment provision for the above long-term assets as of 31 December 2019.	With regard to the management's impairment testing over the construction in progress, fixed assets and intangible assets related to discontinued or suspended projects as at 31 December 2019, we performed the following procedures: • Understood, assessed and tested the internal control relating to impairment testing of the construction in progress, fixed assets and intangible assets in relation to the discontinued or suspended projects; • Conducted a site visit to the relevant projects and discussed with the management the reasons for the suspension of production or construction and future plans for the relevant projects, and assessed the reasonableness of the management's judgement on indicators of impairment; • Assessed the professional competence and objectivity of the management experts involved in the impairment testing; • With the assistance of our in-house valuation experts, we assessed the appropriateness of the methodology used by the management in estimating the recoverable amounts of the construction in progress, fixed assets and intangible assets relating to discontinued or suspended projects and the reasonableness of the key assumptions adopted, and checked the accuracy of the relevant calculations.

Key Audit Matters	How our audit addressed the Key Audit Matters
We identified these assets as key audit matters due to the materiality of the amount of these assets for which there was an indication of impairment and the significant estimates applied by the management in determining the recoverable amount of the relevant assets or group of assets.	Based on the results of the above procedures, we found that the significant estimates adopted by the management in the impairment testing of the construction in progress, fixed assets and intangible assets relating to discontinued or suspended projects and their critical assumptions and the results of the impairment testing could be supported by the evidence we obtained.
(II) Recognition of deferred income tax assets See Note IV(16) "Deferred income tax assets and deferred income tax liabilities", Note IV(52) "Income tax expense" and Note II(25) "Critical accounting estimates and judgements" to the financial statements. As at 31 December 2019, the amount of uncredited deferred income tax assets of Yunnan Aluminum was RMB312,488,097.17 and the total amount of deductible temporary differences and deductible losses on unrecognised deferred income tax assets was RMB4,103,153,873.79. In recognising deferred income tax assets, the management is required to make an estimate of the realisability of future taxable income, the timing of its realisation (including primarily the forecast of market prices and sales volumes of alumina and electrolytic aluminum in future periods on which the relevant taxable entity bases its forecast of taxable income in future periods) and its applicable tax rate.	With regard to the deferred income tax assets recognised by the management as at 31 December 2019, we performed the following procedures: • Understood, assessed and tested the internal control related to the recognition of deferred income tax assets; • Performed a review of key assumptions underlying the management's projections of taxable income for future periods, which consisted primarily of: (1) Comparing the projected sales volumes with relevant data such as design capacity, approved capacity, historical sales volumes and future production plans;

Key Audit Matters	How our audit addressed the Key Audit Matters
Due to the materiality of the amount of the deductible temporary differences and deductible losses, the recognition of deferred income tax assets for deductible temporary differences and deductible losses and the amount of recognition involves a significant estimate to be made by the management, therefore, we identified it as a key audit matter.	(2) Comparing the future prices of alumina and electrolytic aluminum with the range or trend of price forecasts issued by a range of reputable investment institutions; • Checked the accuracy of the calculation of expected taxable income for future periods; • Checked the amount of the deductible temporary differences and deductible losses used in the previous year, the amount of new deductible temporary differences in the previous year and the amount of accumulated deductible losses from previous years by verifying the relevant tax documents.
	• Checked the appropriateness of the tax rate adopted to recognise deferred tax assets by checking the relevant tax documents; • Evaluated the process of calculating the new deductible temporary differences and deductible losses adopted in the current year in the calculation of taxable income for the current year and tested the significant tax reconciling items; • Checked the accuracy of the calculation of deferred income tax assets. Based on the results of the above procedures, we found that the significant estimates made by the management as to whether and the amount of deferred income tax assets to be recognised for deductible temporary differences and deductible losses could be supported by the evidence we obtained.

IV. OTHER INFORMATION

Management of Yunnan Aluminum is responsible for the other information. The other information comprises all of the information included in 2019 annual report of Yunnan Aluminum, other than the financial statements and our report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misrepresented. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard.

V. RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management of Yunnan Aluminum is responsible for the preparation and fair presentation of these financial statements in accordance with the CAS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Yunnan Aluminum's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Yunnan Aluminum or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Yunnan Aluminum's financial reporting process.

VI. AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatement can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

1. Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

3. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Yunnan Aluminum's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause Yunnan Aluminum to cease to continue as a going concern.

5. Evaluate the overall presentation (including the disclosures), structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Yunnan Aluminum to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	*Signing CPA*	**Li Yanyu** *(Engagement Partner)*
Shanghai, the People's Republic of China	*Signing CPA*	**Liang Xin**

23 March 2020

II. FINANCIAL STATEMENTS

The unit in the financial statements of notes to the financial report is: RMB Yuan

1. Consolidated Balance Sheet

Prepared by: Yunnan Aluminum Co., Ltd.

31 December 2019

Unit: Yuan

Items	31 December 2019	31 December 2018
Current assets:		
Monetary funds	4,052,271,314.99	4,389,532,822.02
Clearing settlement funds		
Placements with banks and other financial institutions		
Financial assets held for trading		
Financial assets at fair value through profit or loss		
Derivative financial assets		
Notes receivables		204,388,776.63
Trade receivables	237,616,864.65	308,332,117.23
Receivables financing	545,644,539.79	
Prepayments	94,917,866.14	239,816,772.00
Premium receivables		
Reinsurance receivables		
Reinsurance contract reserves receivable		
Other receivables	152,866,204.77	147,855,397.42
Including: interest receivables		
Dividends receivables	960,000.00	960,000.00
Financial assets purchased with agreement to re-sale		
Inventories	3,375,666,668.67	4,005,892,783.41
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	608,463,427.22	534,626,449.41
Total current assets	9,067,446,886.23	9,830,445,118.12

Items	31 December 2019	31 December 2018
Non-current assets:		
Loans and advances to customers		
Debt investments		
Available-for-sale financial assets		182,305,487.21
Other debt investments		
Held-to-maturity investments		
Long-term receivables		
Long-term equity investments	345,922,176.79	321,285,707.04
Other investment in equity instruments	215,394,718.78	
Other non-current financial assets		
Investment properties		
Fixed assets	22,697,666,092.74	19,675,722,666.37
Construction in progress	3,556,880,370.63	3,658,923,088.69
Bearer biological assets		
Oil and gas assets		
Right-of-use assets		
Intangible assets	2,656,425,916.59	1,656,332,582.48
Development expenses		1,102,968.23
Goodwill		
Long-term deferred expenses	95,490,723.83	253,498,912.28
Deferred income tax assets	255,017,889.83	289,731,777.10
Other non-current assets	689,211,834.78	1,652,024,469.51
Total non-current assets	30,512,009,723.97	27,690,927,658.91
Total assets	39,579,456,610.20	37,521,372,777.03

Items	31 December 2019	31 December 2018
Current liabilities:		
Short-term borrowings	8,501,813,067.79	9,921,016,815.34
Borrowings from central bank		
Placement to banks and other financial institutions		
Financial liabilities held for trading		
Financial liabilities at fair value through profit or loss		1,649,400.00
Derivative financial liabilities	505,150.00	
Notes payables	1,276,247,851.28	1,671,021,163.08
Trade payables	5,889,023,792.36	4,916,730,671.34
Advances from customers	179,159,574.06	149,330,686.21
Contract liabilities		
Funds from selling out and repurchasing financial assets		
Deposit taking and deposit in inter-bank market		
Agent brokerage fees		
Agent underwriting fees		
Staff salaries payables	173,070,456.86	194,119,954.11
Taxes payables	173,394,315.71	92,312,614.37
Other payables	367,760,537.78	284,673,490.72
Including: interest payables	17,838,951.86	47,557,849.62
Dividends payables		
Handling charges and commissions payables		
Reinsurance accounts payables		
Liabilities held for sale		
Non-current liabilities due within one year	3,953,691,034.84	3,967,980,699.23
Other current liabilities		
Total current liabilities	20,514,665,780.68	21,198,835,494.40
Non-current liabilities:		
Deposits for insurance contracts		
Long-term borrowings	4,701,180,000.00	4,013,837,431.00
Bonds payables		
Including: preferred shares		
Perpetual bonds		
Lease liabilities		
Long-term payables	1,399,417,210.26	2,661,340,344.40
Long-term staff salaries payables	62,420,025.14	73,207,493.86
Estimated liabilities	72,933,951.86	100,318,444.21
Deferred income	211,362,799.02	200,327,500.53
Deferred income tax liabilities	35,983,742.50	49,551,789.42
Other non-current liabilities	8,000,000.00	8,000,000.00
Total non-current liabilities	6,491,297,728.78	7,106,583,003.42

Items	31 December 2019	31 December 2018
Total liabilities	27,005,963,509.46	28,305,418,497.82
Owners' equity:		
Share capital	3,128,206,556.00	2,606,838,797.00
Other equity instruments		
Including: preferred shares		
Perpetual bonds		
Capital reserve	8,023,272,472.93	6,439,781,257.40
Less: treasury share		
Other comprehensive income	-25,518,748.93	-25,627,320.79
Special reserve	52,702,334.12	37,135,895.12
Surplus reserve	345,045,411.63	345,045,411.63
General risk reserve		
Undistributed profits	-604,038,993.25	-1,138,698,238.89
Total equity attributable to the owners of the parent company	10,919,669,032.50	8,264,475,801.47
Minority interests	1,653,824,068.24	951,478,477.74
Total owners' equity	12,573,493,100.74	9,215,954,279.21
Total liabilities and owners' equity	39,579,456,610.20	37,521,372,777.03

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

2. Balance Sheet of the Parent Company

Unit: Yuan

Items	31 December 2019	31 December 2018
Current assets:		
Monetary funds	3,091,562,947.63	2,917,217,742.25
Financial assets held for trading		
Financial assets at fair value through profit or loss		
Derivative financial assets		
Notes receivables		27,269,351.50
Trade receivables	1,779,982,318.55	1,408,355,304.32
Receivables financing	266,817,944.45	
Prepayments	4,500,747,490.74	4,522,006,432.55
Other receivables	303,655,440.20	76,841,469.31
Including: interest receivables		
Dividends receivables	960,000.00	960,000.00
Inventories	465,522,518.11	856,366,216.98
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	807,239.83	116,137,484.96
Total current assets	10,409,095,899.51	9,924,194,001.87
Non-current assets:		
Debt investments	1,150,000,000.00	
Available-for-sale financial assets		145,850,711.28
Other debt investments		
Held-to-maturity investments		
Long-term receivables		
Long-term equity investments	10,993,667,261.49	10,185,498,423.13
Other investment in equity instruments	171,226,928.79	
Other non-current financial assets		
Investment properties		
Fixed assets	1,944,128,414.90	1,863,169,043.86
Construction in progress	29,199,348.63	199,353,455.54
Bearer biological assets		

Items	31 December 2019	31 December 2018
Oil and gas assets		
Right-of-use assets		
Intangible assets	85,140,728.51	100,771,043.41
Development expenses		
Goodwill		
Long-term deferred expenses	3,292,474.42	1,793,333.90
Deferred income tax assets	42,561,901.98	36,471,084.85
Other non-current assets	2,351,595.69	14,921,435.00
Total non-current assets	14,421,568,654.41	12,547,828,530.97
Total assets	24,830,664,553.92	22,472,022,532.84
Current liabilities:		
Short-term borrowings	1,625,200,000.00	3,076,636,815.34
Financial liabilities held for trading		
Financial liabilities at fair value through profit or loss		1,614,775.00
Derivative financial liabilities	207,700.00	
Notes payables	2,015,184,000.36	2,632,167,944.42
Trade payables	4,080,683,401.70	3,861,139,234.34
Advances from customers	393,290,679.84	159,695,962.30
Contract liabilities		
Staff salaries payables	33,565,791.82	54,413,657.85
Taxes payables	33,047,959.96	28,926,732.75
Other payables	152,215,919.47	86,464,853.79
Including: interest payables	9,796,256.74	15,852,070.65
Dividends payables		
Liabilities held for sale		
Non-current liabilities due within one year	2,099,463,878.38	728,822,599.75
Other current liabilities		
Total current liabilities	10,432,859,331.53	10,629,882,575.54

Items	31 December 2019	31 December 2018
Non-current liabilities:		
Long-term borrowings	2,554,000,000.00	1,962,177,400.25
Bonds payables		
Including: preferred shares		
Perpetual bonds		
Lease liabilities		
Long-term payables	159,753,360.05	331,393,323.47
Long-term staff salaries payables	11,899,001.24	15,489,949.69
Estimated liabilities	6,748,215.64	
Deferred income	26,920,978.91	40,288,673.48
Deferred income tax liabilities		
Other non-current liabilities		
Total non-current liabilities	2,759,321,555.84	2,349,349,346.89
Total liabilities	13,192,180,887.37	12,979,231,922.43
Owners' equity:		
Share capital	3,128,206,556.00	2,606,838,797.00
Other equity instruments		
Including: preferred shares		
Perpetual bonds		
Capital reserve	8,403,504,708.02	6,817,153,463.40
Less: treasury share		
Other comprehensive income	-10,698,770.60	-1,211,081.25
Special reserve	18,501,991.00	12,128,198.99
Surplus reserve	344,759,636.94	344,759,636.94
Undistributed profits	-245,790,454.81	-286,878,404.67
Total owners' equity	11,638,483,666.55	9,492,790,610.41
Total liabilities and owners' equity	24,830,664,553.92	22,472,022,532.84

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

3. Consolidated Income Statement

Unit: Yuan

Items	2019	2018
I. Total operating revenue	24,283,623,386.87	21,689,352,666.07
Including: operating revenue	24,283,623,386.87	21,689,352,666.07
Interest income		
Premiums earned		
Fees and commissions income		
II. Total operating costs	23,607,128,206.93	22,911,887,254.71
Including: operating costs	21,040,324,803.55	20,144,617,077.44
Interest expenses		
Fees and commissions expenses		
Surrender value		
Net payments for insurance claims		
Net insurance contract reserves		
Insurance policy dividend expenses		
Reinsurance expenses		
Taxes and surcharges	292,278,784.83	153,376,011.30
Selling expenses	538,963,773.61	463,016,303.33
Administrative expenses	827,127,848.62	1,261,889,903.70
Research and development expenses	10,281,521.41	27,381,460.30
Finance costs	898,151,474.91	861,606,498.64
Including: interest expenses	945,785,611.32	911,406,079.25
Interest income	46,865,036.81	43,025,434.29
Add: other income	214,042,795.91	64,189,149.72
Investment gains (Loss is represented by "-")	23,626,007.16	16,162,311.23
Including: share of profits of associates and joint ventures	23,343,696.46	9,872,798.43
Derecognition of income from financial assets measured at amortised cost		
Foreign exchange gains (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		343,125.00
Loss on credit impairment (Loss is represented by "-")	7,638,062.08	
Loss on asset impairment (Loss is represented by "-")	-327,517,748.93	-632,959,687.52
Gain on disposal of assets (Loss is represented by "-")	-11,568,240.51	-15,805,990.73
III. Operating profit (Loss is represented by "-")	582,716,055.65	-1,790,605,680.94
Add: non-operating income	21,704,871.40	6,068,849.80
Less: non-operating expenses	7,875,128.06	13,612,959.00
IV. Total profit (Loss is represented by "-")	596,545,798.99	-1,798,149,790.14
Less: income tax expenses	51,339,557.98	-52,476,932.70
V. Net profit (Loss is represented by "-")	545,206,241.01	-1,745,672,857.44
(I) Classified by continuity of operations:		
1. Net profit from continuing operations (Net loss is represented by "-")	545,206,241.01	-1,745,672,857.44
2. Net profit from discontinued operations (Net loss is represented by "-")		

Items	2019	2018
(II) Classified by ownership of equity:		
1. Net profit attributable to owners of the parent company	495,225,700.67	-1,466,019,023.23
2. Profit or loss attributable to minority interests	49,980,540.34	-279,653,834.21
VI. Other comprehensive income (net of tax)	28,182,911.62	-16,669,187.37
Other comprehensive income (net of tax) attributable to owners of the parent company	28,088,693.94	-16,934,428.11
(I) Other comprehensive income that will not be reclassified into profit or loss	25,550,140.54	
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	25,550,140.54	
4. Change in fair value due to enterprise's own credit risk		
5. Others		
(II) Other comprehensive income that will be reclassified into profit or loss	2,538,553.40	-16,934,428.11
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		76,467.24
2. Changes in fair value of other debt investment		
3. Profit or loss from changes in the fair value of available-for-sale financial assets		-18,587,475.01
4. Amount of financial assets reclassified into other comprehensive income		
5. Profit or loss of held-to-maturity investments reclassified to available-for-sale financial assets		
6. Credit impairment provisions for other debt investment		
7. Reserves for cash flow hedge	757,856.25	155,568.75
8. Exchange difference on translation of financial statement in foreign currency	1,780,697.15	1,421,010.91
9. Others		
Other comprehensive income (net of tax) attributable to minority interests	94,217.68	265,240.74

Items	2019	2018
VII. Total comprehensive income	573,389,152.63	-1,762,342,044.81
Total comprehensive income attributable to the owners of the parent company	523,314,394.61	-1,482,953,451.34
Total comprehensive income attributable to minority interests	50,074,758.02	-279,388,593.47
VIII. Earnings per share:		
(I) Basic earnings per share	0.19	-0.56
(II) Diluted earnings per share	0.19	-0.56

For the business combination under common control occurred during the current period, net profit of the acquiree realised before business combination was: Yuan. Net profit of the acquiree realised during the previous period was: Yuan

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

4. Income Statement of the Parent Company

Unit: Yuan

Items	2019	2018
I. Operating revenue	31,973,687,201.63	28,445,930,421.13
Less: operating costs	31,305,175,173.22	27,970,299,083.96
Taxes and surcharges	53,876,730.28	58,171,843.65
Selling expenses	72,446,485.18	96,054,255.96
Administrative expenses	162,917,129.69	237,830,892.48
Research and development expenses	1,310,569.97	2,494,066.05
Finance costs	395,946,907.54	296,926,578.23
Including: interest expenses	410,793,956.24	330,877,268.63
Interest income	29,850,451.96	27,212,068.79
Add: other income	55,581,364.07	10,608,128.48
Investment gains (Loss is represented by "-")	33,935,527.64	28,032,409.27
Including: share of profits of associates and joint ventures		
Derecognition of income from financial assets measured at amortised cost (Loss is represented by "-")	4,679,352.29	-2,334,906.05
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")	-7,984,199.27	
Loss on asset impairment (Loss is represented by "-")	-51,856,412.57	-126,405,295.29
Gain on disposal of assets (Loss is represented by "-")	-12,128,298.51	-17,843,839.20
II. Operating profit (Loss is represented by "-")	-437,812.89	-321,454,895.94
Add: non-operating income	2,503,724.99	78,314.46
Less: non-operating expenses	333.83	260,000.00
III. Total profit (Loss is represented by "-")	2,065,578.27	-321,636,581.48
Less: income tax expenses	411,173.38	-24,462,775.00
IV. Net profit (Net loss is represented by "-")	1,654,404.89	-297,173,806.48
(I) Net profit from continuing operations (Net loss is represented by "-")	1,654,404.89	-297,173,806.48
(II) Net profit from discontinued operations (Net loss is represented by "-")		
V. Other comprehensive income (net of tax)	18,492,432.73	155,568.75
(I) Other comprehensive income that will not be reclassified into profit or loss	17,437,126.48	
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	17,437,126.48	
4. Change in fair value due to enterprise's own credit risk		
5. Others		

Items	2019	2018
(II) Other comprehensive income that will be reclassified into profit or loss	1,055,306.25	155,568.75
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Profit or loss from changes in the fair value of available-for-sale financial assets		
4. Amount of financial assets reclassified into other comprehensive income		
5. Profit or loss of held-to-maturity investments reclassified to available-for-sale financial assets		
6. Credit impairment provisions for other debt investment		
7. Reserves for cash flow hedge	1,055,306.25	155,568.75
8. Exchange difference on translation of financial statement in foreign currency		
9. Others		
VI. Total comprehensive income	20,146,837.62	-297,018,237.73
VII. Earnings per share:		
(I) Basic earnings per share		
(II) Diluted earnings per share		

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

5. Consolidated Statement of Cash Flows

Unit: Yuan

Items	2019	2018
I. Cash flows from operating activities		
Cash received from sales of goods or rendering of services	22,667,825,261.24	21,619,959,704.22
Net increase in customer deposits and interbank deposits		
Net increase in borrowings from central bank		
Net increase in borrowings from other financial institutions		
Cash received from premiums of original insurance contracts		
Net amount of reinsurance business		
Net increase in insured's deposits and investments		
Cash received from interest, fee and commission		
Net increase in capital borrowed		
Net increase of returned business capital		
Net cash received from agent sales of securities		
Tax refunds received	86,473,727.18	16,389,774.08
Cash generated from other operating activities	331,084,490.81	267,892,347.20
Sub-total of cash inflows from operating activities	23,085,383,479.23	21,904,241,825.50
Cash paid for purchase of goods and engagement of labor services	16,912,809,987.08	19,434,028,708.20
Net increase of customer loans and advances		
Net increase of deposits in central bank and interbank		
Cash paid for claim settlements on original insurance contracts		
Net increase of due from banks and other financial institutions		
Cash paid for interest, fee and commission		
Cash paid for policy dividends		
Cash paid to and for employees	1,533,204,824.39	1,288,898,140.38
Payments of all types of taxes	764,904,600.48	702,856,227.29
Cash paid for other operating activities	190,543,420.31	141,132,930.13
Sub-total of cash used in operating activities	19,401,462,832.26	21,566,916,006.00
Net cash flow from operating activities	3,683,920,646.97	337,325,819.50
II. Cash flow generated from investing activities:		
Cash received from disposal of investment		
Cash received from investment gains	552,155.33	7,642,278.25
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,031,218.84	1,182,804.00
Net cash received from disposal of subsidiaries and other operating units		
Cash generated from other investing activities		69,090,453.44
Sub-total of cash inflows from investing activities	3,583,374.17	77,915,535.69
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	3,539,956,656.15	3,668,766,086.36
Cash paid for investments		56,992,159.26

Items	2019	2018
Net increase of mortgaged loans		
Net cash paid for acquisition of subsidiaries and other operating units		
Cash paid for other investing activities	17,879,941.32	
Sub-total of cash used in investing activities	3,557,836,597.47	3,725,758,245.62
Net cash flow from investing activities	-3,554,253,223.30	-3,647,842,709.93
III. Cash flow generated from financing activities:		
Cash received from investors	3,006,546,811.90	167,989,000.00
Including: cash received from absorbing minority shareholders' investment by subsidiaries	896,219,000.00	167,989,000.00
Cash received from obtaining borrowings	11,616,414,662.46	11,749,738,860.51
Cash received from other financing activities	687,800,000.00	2,874,825,000.00
Sub-total of cash inflows from financing activities	15,310,761,474.36	14,792,552,860.51
Cash paid for repayment of debt	11,963,468,864.46	8,568,673,429.38
Cash paid for distribution of dividends, profit or payment of interests	819,945,071.63	885,800,765.58
Including: dividend and profit of minority shareholder paid by subsidiaries		
Cash paid for other financing activities	2,443,489,708.12	2,109,630,269.68
Sub-total of cash used in financing activities	15,226,903,644.21	11,564,104,464.64
Net cash flow from financing activities	83,857,830.15	3,228,448,395.87
IV. Effect on cash and cash equivalent from change of exchange rate	2,612,004.57	10,463,719.00
V. Net increase in cash and cash equivalent	216,137,258.39	-71,604,775.56
Add: balance of cash and cash equivalent at the beginning of the period	3,044,582,761.21	3,116,187,536.77
VI. Balance of cash and cash equivalent at the end of the period	3,260,720,019.60	3,044,582,761.21

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

6. **Statement of Cash Flows of the Parent Company**

Unit: Yuan

Items	2019	2018
I. Cash flows from operating activities	29,723,120,341.09	25,166,251,843.00
Cash received from sales of goods or rendering of services		
Tax refunds received	12,628,890.27	2,647,151.42
Cash generated from other operating activities	90,257,643.88	79,117,150.22
Sub-total of cash inflows from operating activities	29,826,006,875.24	25,248,016,144.64
Cash paid for purchase of goods and engagement of labor services	29,166,978,825.31	23,649,008,714.90
Cash paid to and for employees	302,504,357.49	347,670,797.32
Payments of all types of taxes	192,311,958.36	343,023,939.58
Cash paid for other operating activities	45,485,225.73	29,214,493.16
Sub-total of cash used in operating activities	29,707,280,366.89	24,368,917,944.96
Net cash flow from operating activities	118,726,508.35	879,098,199.68
II. Cash flow generated from investing activities:		
Cash received from disposal of investment		
Cash received from investment gains		7,137,000.00
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2,790,660.93	5,700.00
Net cash received from disposal of subsidiaries and other operating units		
Cash generated from other investing activities	131,027,833.34	773,428,625.65
Sub-total of cash inflows from investing activities	133,818,494.27	780,571,325.65
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	83,338,152.82	115,502,657.01
Cash paid for investments	796,604,000.00	1,782,607,059.26
Net cash paid for acquisition of subsidiaries and other operating units		
Cash paid for other investing activities	1,157,929,941.32	100,000,000.00
Sub-total of cash used in investing activities	2,037,872,094.14	1,998,109,716.27
Net cash flow from investing activities	-1,904,053,599.87	-1,217,538,390.62
III. Cash flow generated from financing activities:		
Cash received from investors	2,110,327,811.90	
Cash received from obtaining borrowings	4,025,000,000.00	4,738,839,664.55
Cash received from other financing activities		
Sub-total of cash inflows from financing activities	6,135,327,811.90	4,738,839,664.55
Cash paid for repayment of debt	3,387,426,240.00	3,247,989,312.07
Cash paid for distribution of dividends, profit or payment of interests	371,508,056.10	503,912,420.01
Cash paid for other financing activities	232,792,218.04	152,823,266.46
Sub-total of cash used in financing activities	3,991,726,514.14	3,904,724,998.54
Net cash flow from financing activities	2,143,601,297.76	834,114,666.01

Items	2019	2018
IV. Effect on cash and cash equivalent from change of exchange rate	2,619,075.14	8,200,186.67
V. Net increase in cash and cash equivalent	360,893,281.38	503,874,661.74
Add: balance of cash and cash equivalent at the beginning of the period	2,277,867,742.25	1,773,993,080.51
VI. Balance of cash and cash equivalent at the end of the period	2,638,761,023.63	2,277,867,742.25

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

7. **Consolidated Statement of Changes in Owners' Equity**

Amounts for the current period

Unit: Yuan

Items	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
	2019														
	Equity attributable to owners of the parent company														
I. Balance as at the end of the previous year	2,606,838,797.00				6,439,781,257.40		-25,627,320.79	37,135,895.12	345,045,411.63		-1,138,698,238.89		8,264,475,801.47	951,478,477.74	9,215,954,279.21
Add: changes in accounting policy							-27,980,122.08				39,433,544.97		11,453,422.89		11,453,422.89
Error correction of the previous period															
Business combination under common control															
Others															
II. Balance as at the beginning of this year	2,606,838,797.00				6,439,781,257.40		-53,607,442.87	37,135,895.12	345,045,411.63		-1,099,264,693.92		8,275,929,224.36	951,478,477.74	9,227,407,702.10
III. Increase/decrease in this year (Decrease is represented by "-")	521,367,759.00				1,583,491,215.53		28,088,693.94	15,566,439.00			495,225,700.67		2,643,739,808.14	702,345,590.50	3,346,085,398.64
(I) Total comprehensive income							28,088,693.94				495,225,700.67		523,314,394.61	50,074,758.02	573,389,152.63
(II) Capital injection and reduction by owners	521,367,759.00				1,582,389,244.62								2,103,757,003.62	650,153,900.00	2,753,910,903.62
1. Ordinary shares injected by owners	521,367,759.00				1,586,351,244.62								2,107,719,003.62	896,219,000.00	3,003,938,003.62
2. Share capital injected by holders of other equity instruments															
3. Amount of share-based payment credited to owner's equity															
4. Others					-3,962,000.00								-3,962,000.00	-246,065,100.00	-250,027,100.00

Items	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
	2019														
	Equity attributable to owners of the parent company														
(III) Profit distribution															
1. Appropriation of surplus reserve															
2. Appropriation of general risk reserve															
3. Distribution to owners (or shareholders)															
4. Others															
(IV) Internal transfer of owner's equity															
1. Transfer of capital reserve into capital (or share capital)															
2. Transfer of surplus reserve into capital (or share capital)															
3. Surplus reserve used for remedying losses															
4. Changes in defined benefit plan carried over to retained earnings															
5. Other comprehensive income carried over to retained earnings															
6. Others															
(V) Special reserve								15,566,439.00					15,566,439.00	2,116,932.48	17,683,371.48
1. Appropriation for the current period								104,083,278.70					104,083,278.70	10,401,290.54	114,484,569.24
2. Utilisation for the current period								-88,516,839.70					-88,516,839.70	-8,284,358.06	-96,801,197.76
(VI) Others					1,101,970.91								1,101,970.91		1,101,970.91
IV. Balance as at the end of current period	3,128,206,556.00				8,023,272,472.93		-25,518,748.93	52,702,334.12	345,045,411.63		-604,038,993.25		10,919,669,032.50	1,653,824,068.24	12,573,493,100.74

Legal representative: **Zhang Zhengji**

Accounting principal: **Ding Jilin**

Accounting function's principal: **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

	2018														
	Equity attributable to owners of the parent company														
		Other equity instruments													
Items	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
I Balance as at the end of the previous year	2,606,838,797.00				6,373,170,167.89		-8,692,892.68	42,258,735.53	345,045,411.63		509,720,634.15		9,868,340,853.52	1,064,294,560.47	10,932,635,413.99
Add: changes in accounting policy															
Error correction of the previous period															
Business combination under common control															
Other															
II. Balance as at the beginning of this year	2,606,838,797.00				6,373,170,167.89		-8,692,892.68	42,258,735.53	345,045,411.63		509,720,634.15		9,868,340,853.52	1,064,294,560.47	10,932,635,413.99
III. Increase/decrease in this year (Decrease is represented by "-")					66,611,089.51		-16,934,428.11	-5,122,840.41			-1,648,418,873.04		-1,603,865,052.05	-112,816,082.73	-1,716,681,134.78
(I) Total comprehensive income							-16,934,428.11				-1,466,019,023.23		-1,482,953,451.34	-279,388,593.47	-1,762,342,044.81
(II) Capital injection and reduction by owners					66,611,089.51								66,611,089.51	167,989,000.00	234,600,089.51
1. Ordinary shares injected by owners															
2. Share capital injected by holders of other equity instruments															
3. Amount of share-based payment credited to owner's equity															
4. Others					66,611,089.51								66,611,089.51		66,611,089.51
(III) Profit distribution											-182,399,849.81		-182,399,849.81		-182,399,849.81
1. Appropriation of surplus reserve															
2. Appropriation of general risk reserve															
3. Distribution to owners (or shareholders)											-182,399,849.81		-182,399,849.81		-182,399,849.81
4. Others															

	2018														
	Equity attributable to owners of the parent company														
		Other equity instruments													
Items	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
(IV) Internal transfer of owner's equity															
1. Transfer of capital reserve into capital (or share capital)															
2. Transfer of surplus reserve into capital (or share capital)															
3. Surplus reserve used for remedying losses															
4. Changes in defined benefit plan carried over to retained earnings															
5. Other comprehensive income carried over to retained earnings															
6. Others															
(V) Special reserve								-5,122,840.41					-5,122,840.41	-1,416,489.26	-6,539,329.67
1. Appropriation for the current period								76,492,323.01					76,492,323.01	8,488,971.60	84,981,294.61
2. Utilisation for the current period								-81,615,163.42					-81,615,163.42	-9,905,460.86	-91,520,624.28
(VI) Others															
IV. Balance as at the end of current period	2,606,838,797.00				6,439,781,257.40		-25,627,320.79	37,135,895.12	345,045,411.63		-1,138,698,238.89		8,264,475,801.47	951,478,477.74	9,215,954,279.21

Legal representative: **Zhang Zhengji**

Accounting principal: **Ding Jilin**

Accounting function's principal: **Tang Zhengzhong**

8. Statement of Changes in Owners' Equity of the Parent Company

Amounts for the current period

Unit: Yuan

Items	2019											
		Other equity instruments										
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I. Balance as at the end of the previous year	2,606,838,797.00				6,817,153,463.40		-1,211,081.25	12,128,198.99	344,759,636.94	-286,878,404.67		9,492,790,610.41
Add: changes in accounting policy							-27,980,122.08			39,433,544.97		11,453,422.89
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	2,606,838,797.00				6,817,153,463.40		-29,191,203.33	12,128,198.99	344,759,636.94	-247,444,859.70		9,504,244,033.30
III. Increase/decrease in this period (Decrease is represented by "-")	521,367,759.00				1,586,351,244.62		18,492,432.73	6,373,792.01		1,654,404.89		2,134,239,633.25
(I) Total comprehensive income							18,492,432.73			1,654,404.89		20,146,837.62
(II) Capital injection and reduction by owners	521,367,759.00				1,586,351,244.62							2,107,719,003.62
1. Ordinary shares injected by owners	521,367,759.00				1,586,351,244.62							2,107,719,003.62
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others												
(III) Profit distribution												
1. Appropriation of surplus reserve												
2. Distribution to owners (or shareholders)												
3. Others												

Items	2019											
		Other equity instruments										
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(IV) Internal transfer of owner's equity												
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings												
6. Others												
(V) Special reserve								6,373,792.01				6,373,792.01
1. Appropriation for the current period								11,168,501.98				11,168,501.98
2. Utilisation for the current period								-4,794,709.97				-4,794,709.97
(VI) Others												
IV. Balance as at the end of current period	3,128,206,556.00				8,403,504,708.02		-10,698,770.60	18,501,991.00	344,759,636.94	-245,790,454.81		11,638,483,666.55

Legal representative: **Zhang Zhengji**

Accounting principal: **Ding Jilin**

Accounting function's principal: **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

Items	2018											
	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I. Balance as at the end of the previous year	2,606,838,797.00				6,750,898,306.89		-1,366,650.00	9,478,627.02	344,759,636.94	192,695,251.62		9,903,303,969.47
Add: changes in accounting policy												
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	2,606,838,797.00				6,750,898,306.89		-1,366,650.00	9,478,627.02	344,759,636.94	192,695,251.62		9,903,303,969.47
III. Increase/decrease in this period (Decrease is represented by "-")					66,255,156.51		155,568.75	2,649,571.97		-479,573,656.29		-410,513,359.06
(I) Total comprehensive income							155,568.75			-297,173,806.48		-297,018,237.73
(II) Capital injection and reduction by owners					66,255,156.51							66,255,156.51
1. Ordinary shares injected by owners												
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others					66,255,156.51							66,255,156.51
(III) Profit distribution										-182,399,849.81		-182,399,849.81
1. Appropriation of surplus reserve												
2. Distribution to owners (or shareholders)										-182,399,849.81		-182,399,849.81
3. Others												

Items	2018											
	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(IV) Internal transfer of owner's equity												
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings												
6. Others												
(V) Special reserve								2,649,571.97				2,649,571.97
1. Appropriation for the current period								13,229,450.00				13,229,450.00
2. Utilisation for the current period								-10,579,878.03				-10,579,878.03
(VI) Others												
IV. Balance as at the end of current period	2,606,838,797.00				6,817,153,463.40		-1,211,081.25	12,128,198.99	344,759,636.94	-286,878,404.67		9,492,790,610.41

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

III. BASIC SITUATION OF THE COMPANY

The Company is a joint stock limited liability company established in 20 March 1998 with capital contribution via the substantial assets of production and operation from Yunnan Aluminum Plant (雲南鋁廠), the original wholly-owned enterprise of Yunnan Metallurgical (雲南冶金) by way of private initiation and social public offering for shares, both registered and headquartered at Qidian Street, Chenggong District, Kunming City, Yunnan Province, People's Republic of China. Yunnan Metallurgical Group (雲南冶金集團) is the parent company of the Company, and the Company's ultimate parent company is Aluminum Corporation of China ("Chinalco"). As at 31 December 2019, the Company's total share capital amounted to RMB3,128,206,556 with a par value of RMB1 per share.

At the time of its establishment, the Company had a registered capital and total of 310,000,000 shares, of which 230,000,000 shares and 80,000,000 shares were held by Yunnan Metallurgical Group and the public, respectively, representing 74.19% and 25.81%. 72,000,000 A shares of the Company were listed on the Shenzhen Stock Exchange on 8 April 1998 (stock abbreviation: "Yunnan Aluminum"; stock code: 000807). 54,000,000 public shares with a par value of RMB1 per share were issued on 26 March 2002. After the completion of the issuance, the total shares amounted to RMB364 million, of which 230,000,000 shares were held by Yunnan Metallurgical Group, representing 63.19%. In 2004, every 10 shares would be converted to 5 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total amount of shares was RMB546 million, of which Yunnan Metallurgical Group held 345,000,000 shares, representing 63.19%. In 2006, as a result of the split-share reform, Yunnan Metallurgical Group paid the considerations of 64,320,000 shares to the circulating shareholders by way of 3.2 bonus shares for every 10 shares. The shares held by Yunnan Metallurgical Group changed to 280,680,000 shares, representing 51.41%. On 26 April 2007, 6 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total number of shares was RMB873.6 million. 42,525,598 A shares with a par value of RMB1 per share were issued to institutional investors, original circulating shareholders and other public investors on 18 January 2008. After the completion of the issuance, the total amount of shares was RMB916.13 million. On 6 May 2008, 1.5 shares for every 10 shares were issued by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total number of shares was changed to RMB1,053.54 million. On 25 August 2009, 130,434,782 RMB-denominated ordinary shares with a par value of RMB 1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total amount of shares was RMB1,183,979,219. In 2011, 3 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total number of shares was changed to RMB1,539,172,984. On 19 May 2015, 359,438,661 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total amount of shares was RMB1,898,611,645. On 19 October 2016, 708,227,152 RMB-denominated ordinary shares with a par value of RMB 1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total amount of shares was RMB2,606,838,797.

On 20 December 2019, 521,367,759 ordinary shares with a par value of RMB1 per share were issued to specific subscribers such as Chalco. After the completion of the issuance, the total amount of shares was RMB3,128,206,556. As at 31 December 2019, total shares of the Company amounted to RMB3,128,206,556.

The Company and its subsidiaries (collectively, the "**Group**") are mainly engaged in the processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina. The Group is also engaged in the trading of non-ferrous metal products.

A total of 26 subsidiaries were consolidated during the year, details of which are set out in Note V.

There was no change in the scope of consolidation during the year. The financial statements were authorised for issue by the Company's Board of Directors on 23 March 2020.

IV. BASIS OF PREPARATION FOR FINANCIAL STATEMENTS

1. Basis of preparation

The financial statements have been prepared according to the Basic Standard of CAS, the specific standards and other relevant regulations issued by the Ministry of Finance on and after 15 February 2006, thereafter (hereafter collectively referred to as "**CAS**"), the Compilation Rules for Information Disclosure by Companies Offering Securities to the Public No. 15 – the General Provisions of Financial Reports issued by the China Securities and Regulatory Commission.

2. Going Concern

As at 31 December 2019, the Group's current liabilities exceeded its current assets by approximately RMB11.447 billion. The Group plans to raise funds to repay short-term debts as follows:

(1) The Group's expected net cash flows from operating activities in the next 12 months;

(2) The limit of super short-term commercial papers that has been registered but not yet used with the National Association of Financial Market Institutional Investors;

(3) The loan facilities granted by banks or other financial institutions which can be used to obtain new loans when necessary;

(4) Given the Group's long-term cooperation relationship with reputable domestic banks and financial institutions, the Group is able to obtain alternative sources of financing.

After assessment, the Board of Directors of the Company believe that the Group has sufficient capital resources to continue as a going concern for the foreseeable future of not less than 12 months from the balance sheet date. Therefore, the Company continues to prepare the Group's 2019 financial statements on a going concern basis.

V. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The specific prompts of accounting policies and accounting estimates are as follows:

The Group applies specific accounting policies and accounting estimates in regards of the measurement of expected credit loss from receivables (Note II (9)), useful lives of fixed assets (Note II (12)), amortisation of intangible assets (Note II (15)), impairment of long-term assets (Note II(17)), net realisable value of inventories (Note II (10)), measurement of net estimated liabilities (Note II (19)), recognition of deferred tax assets (Note II (22)), among other things, based on the merits of production and operation.

The key judgement in ascertaining the important accounting policies by the Group is listed in Note II (25).

1. Statement of compliance with CAS

The financial statements of the Company for 2019 are in compliance with CAS, and truly and completely present the consolidated and financial position of the Company as at 31 December 2019 and the consolidated and operating results, cash flows and other information of the Company for the year 2019.

2. Accounting period

The Company's accounting year starts on 1 January and ends on 31 December.

3. Operating cycle

A normal operating cycle starts from purchasing assets used to produce, and ends when cash or equivalent is realised. It's the Company's practice to set an operating cycle as 12 months, which is also the standard classification criteria for status of liquidity of both assets and liabilities.

4. Recording currency

The recording currency of the Company is Renminbi (RMB). The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The recording currency of the Company and subsidiaries registered in mainland China is Renminbi (RMB). The recording currency of Yunnan Aluminum International Company Limited (雲鋁國際有限公司), the subsidiary registered in Hong Kong, China, and Yunnan Metallurgical Technology (USA) Co., Ltd* 雲南冶金科技(美國)有限公司 (**"American Technology"**), the subsidiary registered in USA, is Dollar (USD). The financial statements are presented in RMB.

5. Accounting treatment for the Business combinations involving entities under and not under common control

(1) Business combinations involving entities under common control

The consideration paid and net assets obtained by the combining party in a business combination are measured at the carrying amount. If the combined party is acquired from a third party by the ultimate controlling party in a prior year, the consideration paid, and net assets obtained by the combining party are measured based on the carrying amounts of the combined party's assets and liabilities (including the goodwill arising from the acquisition of the combined party by the ultimate controlling party) presented in the consolidated financial statements of the ultimate controlling party. The difference between the carrying amount of the net assets obtained from the combining party and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(2) Business combinations involving entities not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is lower than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

6. Preparation of consolidated financial statements.

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are deconsolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries' equity and the portion of subsidiaries' net profits and losses for the period not attributable to the Company are recognised as non-controlling interests and presented separately in the consolidated financial statements under equity and net profits respectively. The unrealised intra-group profits from sales of assets by the Company to its subsidiaries are eliminated from the net profits of the Company. In contrast, the unrealised intra-group profits from sales of the assets by subsidiaries to the Company are eliminated in the net profits of the Company and its non-controlling interests based on the percentages of equity investments. The unrealised intra-group profits among subsidiaries are eliminated based on the proportions of equity investments by the Company and non-controlling interests on the subsidiaries selling the assets and allocated between the net profit of the Company and non-controlling interests.

A transaction will be adjusted from perspective of the Group in condition that assertions are different when accounting entities are the Group and the Company or its subsidiaries.

7. Classification of joint arrangements and accounting treatment method for joint operations

Not applicable.

8. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

9. Foreign currency business and foreign currency statement translation

(1) Foreign currency transactions

Foreign currency transactions are translated into recording currency using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into recording currency using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated using the spot exchange rates at the date of the transactions as at balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(2) Translation of foreign currency financial statements

The asset and liability items in the balance sheets for overseas operations are translated at the spot exchange rates on the balance sheet date. Among the owners' equity items, the items other than "undistributed profits" are translated at the spot exchange rates of the transaction dates. The income and expense items in the income statements of overseas operations are translated at the spot exchange rates of the transaction dates. The differences arising from the above translation are presented in other comprehensive income. The cash flows of overseas operations are translated at the spot exchange rates on the dates of the cash flows. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

10. Financial instruments

A financial instrument refers to any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of the other parties. The Group recognises a financial asset or a financial liability when the Group becomes a party to the contractual provisions of financial instrument.

(1) Financial assets

A. Classification & Measurement

According to the business model of financial assets management and the contractual terms of the cash flows of financial assets, the Group classifies its financial assets in the following categories: (1) financial assets carried at amortised cost; (2) financial assets at fair value through other comprehensive income; (3) financial assets at fair value through profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Notes receivables and trade receivables derived from sales of goods or rendering of services, which do not contain or consider significant financing components are recognised at the amount that the Group is entitled to collect.

Debt instruments:

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the issuers' perspective. There are two categories into which the Group classifies its debt instruments as at 31 December 2019:

At amortised cost:

The Group's business model for managing such financial assets is to collect the contractual cash flows, and the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. That is, the cash flows generated on a specific date, represent solely payment of the principal and interest on the outstanding principal amount. The Group recognises interest income for such financial assets in accordance with the effective interest method. Such financial assets mainly include receivables, other receivables and debt investments, etc.

Fair value through other comprehensive income (FVOCI):

The Group's business model for managing such financial assets is achieved both by collecting contractual cash flows and selling of these assets. The contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value through other comprehensive income, but impairment losses or gains, exchange gains and losses, and interest income calculated by effective interests method are recognised in the current profit or loss. Such financial assets mainly include receivables financing.

Equity instruments:

The Group designates its non-tradable equity instrument investment that have no control, joint control or significant influence as the financial assets at FVOCI and presents them in other equity instruments investments. The dividend income of such financial assets is recognised in profit or loss.

Derivative financial instrument:

The Group uses derivative financial instruments, such as forward contracts to hedging. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. As for those derivatives, which do not have quoted prices in an active market and the fair value cannot be measured reliable and must deliver equity when settled, shall be measured at cost.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

(2) Impairment

The Group recognises provision based on expected credit losses for amortised cost and debt instrument investments at FVOCI, etc.

Based on reasonable information such as past events, current conditions and economic situation forecasts, the Group calculates the default-risk-weighted present value of the difference between the agreed and expected cash flow to project the default loss of our contracts, to recognise the expected credit loss.

At each balance sheet date, the Group measures expected credit losses for financial instruments at different stages respectively. At first stage, the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses; At second stage, the credit risk on a financial instrument has increased significantly but not to the point that it is considered credit-impaired, the Group measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses. At third stage, financial instrument is considered credit-impaired, the Group measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses.

For financial instruments with lower credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since its initial recognition, and measures the loss allowance for the financial instrument at an amount equal to 12 months expected credit losses.

The Group calculates interest income for financial instruments that are in first and second stage, as well as those with lower credit risk, based on gross carrying amount before deduction of impairment provision and the effective interest rate. For financial instruments in third stage, interest income is calculated on amortised cost, which is net carrying amounts after the impairment provision, and the effective interest rate.

For trade receivables and receivables financing derived from daily business activities such as sales of goods and rendering of services, the Group will measure the loss provision according to the expected credit loss throughout its lifetime, regardless of whether there is significant financing component.

When the expected credit loss could not be assessed at reasonable cost, the Group would group receivables into several portfolios according to credit risk characteristics, then calculate the expected credit loss on group basis. The Group determines the classification of the portfolio as follows:

Bank acceptance bill portfolio	All bank acceptance bills
Receivables portfolio with credit terms	Trade receivables
Other receivables portfolio 1	Deposits and guarantees
Other receivables portfolio 2	Employee reserve fund
Other receivables portfolio 3	Current accounts and others

For the receivables divided into a group and the receivables, financing receivable derived from daily business activities such as sales of goods and rendering of services, the Group calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of future economic conditions, and based on the preparation of comparison table between days of overdue receivable and lifetime expected credit loss rate throughout its lifetime. The other financing receivable and other receivables divided into groups, the Group calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of the future economic conditions, and based on the exposure at default and lifetime expected credit loss rate within the next 12 months or throughout its lifetime.

The Group recognises the gains or losses in profit or loss of the provision or reversal of the impairment. In the case of a debt instrument held at fair value through other comprehensive income, the Group adjusts other comprehensive income while recording gain or loss in profit or loss.

(3) Derecognition

A financial asset is derecognised when any of the below criteria is met: (1) the contractual rights to receive the cash flows from the financial asset expire; (2) the financial asset has been transferred and the Group transfers substantially all the risks and rewards of ownership of the financial asset to the transferee; or (3) the financial asset has been transferred and the Group has not retained control of the financial asset, although the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset.

On derecognition of other equity instruments, the difference between the carrying amount and the sum of the consideration received and the cumulative changes in fair value that had been recognised directly in other comprehensive benefits, is recognised in retained earnings, and on derecognition of other financial instrument is recognised in retained earnings.

B. Financial liabilities

Financial liabilities are classified as financial liabilities at amortised cost or financial liabilities at fair value through profit or loss at initial recognition.

The financial liabilities of the Group mainly are financial liabilities at amortised cost, including notes payable and accounts payable, other payables, borrowings and long-term payables, etc. The financial liabilities are initially measured at fair value exclusive transaction costs and are subsequently measured at effective interest rate method. Financial liabilities with maturities within 1 year (inclusive) are presented in current liabilities. Financial liabilities with maturities more than 1 year but are due within 1 year (inclusive) at the balance sheet date are presented in current portion of non-current liabilities. Others are presented in non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the financial liability or the derecognised part of the financial liability and the consideration paid is recognised in profit or loss for the current period.

C. Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. For the financial instrument which is not traded in active market, the fair value is determined by using a valuation technique with enough available data and other information to support in current situation. Valuation techniques include market approach, income approach and etc. When a valuation technique is used to establish the fair value of a financial instrument, we should consider the market inputs of the assets or liabilities which have consistent features of the assets or liabilities traded by market participants and make the maximum use of observable market inputs. When relevant observable inputs are not available or feasible, unobservable inputs are adopted.

11. Inventories

(1) Classification

Inventories include raw materials, work in progress and inventory goods are measured at the lower of cost and net realisable value.

(2) Valuation method of issued inventories

Cost is determined using the weighted average method. The cost of inventory goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(3) Basis for determining net realisable values of inventories and method for making provision for decline in the value of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(4) The Group adopts the perpetual inventory system.

12. Long-term equity investments

Long-term equity investments comprise the Company's long-term equity investments in its subsidiaries, the Group's long-term equity investments in its associates.

Subsidiaries are the investees over which the Company is able to exercise control. Associates are the investees on which the Company is able to exercise significant influence regarding its financial and operational decision.

Investments in subsidiaries are presented in the Company's financial statements using the cost method and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures are accounted for using the equity method.

(1) Determination of investment cost

For long-term equity investments acquired through a business combination: for long-term equity investments acquired through a business combination involving entities under common control, the investment cost shall be the absorbing party's share of the carrying amount of owners' equity of the party being absorbed at the combination date; for long-term equity investment acquired through a business combination involving entities not under common control, the investment cost shall be the combination cost.

For long-term equity investments acquired not through a business combination: for long-term equity investment acquired by payment in cash, the initial investment cost shall be the purchase price actually paid; for long-term equity investments acquired by issuing equity securities, the initial investment cost shall be the fair value of the equity securities issued.

(2) Subsequent measurement and recognition of related profit or loss

For long-term equity investments accounted for using the cost method, they are measured at the initial investment costs, and cash dividends or profit distribution declared by the investees are recognised as investment income in profit or loss for the current period.

For long-term equity investments accounted for using the equity method, where the initial investment cost of a long-term equity investment exceeds the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the long-term equity investment is measured at the initial investment cost. Where the initial investment cost is less than the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the difference is included in profit or loss and the cost of the long-term equity investment is adjusted upwards accordingly.

For long-term equity investments accounted for using the equity method, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor's net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in owners' equity of the investee other than those arising from its net profit or loss, its other comprehensive income, and its distributable profits, the Group records its proportionate share directly into capital surplus, provided that the Group's proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group's share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group's equity interest in the investees, and then based on which the investment gains or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, any unrealised loss is not eliminated.

(3) Basis for determining existence of control or significant influence over investees

Control is possessing power over the investee so as to obtain variable returns from its operating activities. And it has the ability to use the power to impact the amount of return.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

(4) Impairment of long-term equity investments

The carrying amount of long-term equity investments in subsidiaries and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

13. Investment properties

Not applicable.

14. Fixed assets

(1) Conditions of recognition

Fixed assets comprise buildings, machinery, motor vehicles, among others. Fixed assets are recognised when it is probable that the related economic benefits will flow to the Group and the costs can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the acquisition date. The fixed assets contributed by the State shareholders at the reorganisation of the Company into a corporation entity are recognised based on the revaluated amounts approved by the state-owned assets administration department. Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred. The carrying amount of fixed assets is reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)). Depreciation methods of fixed assets. Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

(2) Depreciation method

Depreciation of fixed assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives. For fixed assets that have been provided for impairment, the amount of depreciation is determined based on the book value after deducting the impairment provision in the future period and the remaining useful lives.

Category	Depreciation method	Depreciation period	Residual value rate	Annual depreciation rate
Buildings	Straight-line method	15-40 years	3% to 5%	2.38% to 6.47%
Machinery	Straight-line method	8-22 years	3% to 5%	4.32% to 12.13%
Motor vehicles	Straight-line method	6-12 years	3% to 5%	7.92% to 16.17%
Others	Straight-line method	7-12 years	3% to 5%	7.92% to 13.86%

The estimated useful lives, estimated net residual value and depreciation method of a fixed asset are reviewed and adjusted as appropriate at each year-end.

(3) Recognition, measurement and depreciation of fixed assets under finance lease

Not applicable.

15. Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. The carrying amount of construction in progress shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

16. Borrowing costs

The borrowing costs of the Group that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time of acquisition and construction for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use, the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

17. Intangible assets

(1) Valuation methods, service life, impairment test

The Group's intangible assets include land use rights, mining rights, exploration rights, non-proprietary technology electrolytic aluminum production indicators, etc. Intangible assets are measured initially at cost. During the course of transformation of the Company into a limited liability company, the initial costs of intangible assets injected by the State-owned shareholder were measured based on the valuation amount approved by the State-owned assets management authority.

A. Land use rights

Land use rights are amortised on a straight-line basis over their estimated useful lives from the date they are available for use.

B. Mining rights and mineral exploration rights

Mining rights are stated at cost less accumulated amortisation and are amortised using the units of production method from the date of commencement of operation. Exploration rights are measured at cost at the time of acquisition and are amortised using the units of production method from the date when the exploration rights are transferred to mining rights.

Exploration and evaluation assets include topographical and geological surveys, sampling and activities related to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing ore bodies as well as to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is charged to profit or loss in the period in which it is incurred. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value and subsequently carried at cost less accumulated impairment. When it can be reasonably ascertained that a property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If a project is abandoned during the exploration and evaluation phase, all exploration and evaluation expenditure is written off.

C. Electrolytic aluminum production indicators

Electrolytic aluminum capacity indicators are amortised evenly over the estimated useful lives.

D. Periodical review of useful lives and amortisation method

For an intangible asset with a finite useful lives, review of its useful lives and amortisation method is performed at each year-end, with adjustment made as appropriate.

E. Impairment of intangible assets

The carrying amount of intangible asset shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

(2) Accounting policies of internal R&D expenditure

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

It is technically feasible to complete the intangible asset so that it will be available for use or sale;

Management intends to complete the intangible asset, and use or sell it;

The way in which the intangible asset generates economic benefits, including the ability to prove the existence of a market for the products produced using the intangible asset or the existence of a market for the intangible asset itself, and the usefulness of the intangible asset if it is to be used internally;

There are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

The expenditure attributable to the intangible asset during its development phase can be reliably measured.

Development expenditures that do not meet the above criteria are recognised in profit or loss as incurred. Development expenditures charged to profit or loss in prior periods are not re-recognised as assets in subsequent periods. Expenditures in the development stage that have been capitalised are presented as development expenditures on the balance sheet and are transferred to intangible assets from the date the project reaches its scheduled use.

18. Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, and long-term equity investments in subsidiaries and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. Intangible assets which are not available for their intended use are tested at least annually for impairment, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

19. Long-term unamortised expenses

Long-term prepaid expenses include the expenditure for improvements to fixed assets held under operating leases, and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent years. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

20. Employee benefits

Employee benefits mainly include short-term employment benefit, post-employment benefits and termination benefits, other long-term employee benefits, among others, incurred in exchange for service rendered by employees or labour relation terminated.

(1) Accounting treatment of short-term employment benefits

Short-term employment benefits mainly include wages or salaries, bonuses, allowances and subsidies, staff welfare, medical insurance, work injury insurance, maternity insurance, housing funds, labour union funds, employee education funds, short-term payable leaves, etc. The short-term employment compensation is recognised as salaries and wages payable in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable. Non-monetary benefits are measured at fair value.

(2) Accounting treatment of post-employment benefits

Post-employment benefits are classified as defined contribution plan and defined benefit plan. Defined contribution is post-employment benefits plan in which the Group is not obliged to make further payment after paying a certain amount to individual funds. Defined benefit plans is other post-employment benefits plan except for defined contribution plan. During the period, post-employment benefits mainly include basic social pension security and unemployed insurance those of which are defined contribution plan. Meanwhile, the Company pays the supplementary pension funds for employees subject to the government's approval, which shall be managed by legal person and trustee institutions in compliance with the national regulations.

Basic pension benefits. Employees of the Group participate in the defined contribution pension plan set up and administered by local labour and social security departments. Based on salaries of the employees, basic pensions are provided for monthly according to stipulated proportions, which is paid to local labour and social security institutions. After the employees are retired, the local labour and social security departments have the responsibility to pay basic pension benefits to them. Basic pension benefits are recognised as payables in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable.

(3) Accounting treatment of termination benefits

Termination benefits are payables when employment is terminated by the Group before the employment contract expire, or compensation provided as an offer to encourage employees to accept voluntary redundancy. The Group recognises termination benefits as liabilities and charges to profit or losses at the earlier of the following dates: (i) when the Group can no longer withdraw the offer of termination plan; and (ii) when the Group recognises costs for restructuring which involving the payment of termination benefits.

Early retirement benefits. The Group offers early retirement benefits to those employees who accept early retirement arrangements. The early retirement benefits refer to the salaries and social security contributions to be paid to and for the employees who accept voluntary retirement before the normal retirement date prescribed by the State, as approved by the management. The Group pays early retirement benefits to those early retired employees from the early retirement date until the normal retirement date. The Group accounts for the early retirement benefits in accordance with the treatment for termination benefits, in which the salaries and social security contributions to be paid to and for the early retired employees from the off-duty date to the normal retirement date are recognised as liabilities with a corresponding charge to the profit or loss for the current period. The differences arising from the changes in the respective actuarial assumptions of the early retirement benefits and the adjustments of benefit standards are recognised in profit or loss in the period in which they occur.

The termination benefits expected to be settled within one year since the balance sheet date are classified as current liabilities.

(4) Accounting treatment of other long-term employee benefits

Not applicable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

21. Provisions

Provisions for product quality guarantee and onerous contracts are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably. Provisions are recognised when the Group has a present obligation as a result of bauxite mining, alumina and electrolytic aluminum production, such as reclamation, disposal and environmental restoration, and it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

22. Revenue

Whether the new revenue standards have been implemented

☐ Yes ☑ No

Revenue is measured at the fair value of the consideration received or receivable for contracts or agreements for the sale of goods and rendering of services in the ordinary course of the Group's activities. Revenue is present net of discounts and returns.

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group, the revenue can be measured reliably, and the specific revenue recognition criteria have been met for each of the Group's activities as described below:

(1) Sales of goods

The Group produces and sells alumina, electrolytic aluminum and processed aluminum products to customers. Revenue is recognised when the Group has delivered the products to the agreed delivery locations as stipulated in the contracts and the customers have confirmed the acceptance of the products.

(2) Rendering of services

When the Group provides services to external parties, the stage of completion is determined according to the proportion of the costs incurred to the estimated total costs, and the revenue is recognised according to the percentage of completion.

23. Government grants

Government grants refer to the monetary or non-monetary assets obtained by the Group from the government, including tax return, financial subsidy and etc.

Government grants are recognised when the grants can be received and the Group can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by the Group for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are recorded as deferred income and recognised in profit or loss on a systematic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognised in profit or loss, or deducted against related costs, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognised in profit or loss, or deducted against related costs, expenses or losses directly in current period.

The Group applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income.

For the policy loans with favourable interest rates, the Group records the loans at the actual amounts and calculates the interests by loan principals and the favourable interest rates. The fiscal interest discounts directly received by the Group offset the relevant borrowing expenses.

24. Deferred tax assets/deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries and associates will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

(1) The deferred tax assets and liabilities are related to the same tax payer within the Group and the same taxation authority; and

(2) That tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

25. Leases

Leases that substantially transfer all the risks and rewards incidental to ownership of assets are accounted for as finance leases; otherwise, it is an operating lease.

(1) Accounting treatment of operating lease

The rental expenses incurred from operating lease are charged to relevant assets costs or current profit or loss on straight-line method over the leasing period.

The rental incomes incurred from operating lease are recognised on straight-line method over the leasing period.

(2) Accounting treatment for financing leases

The lower of the fair value of the leased assets and the present value of the minimum lease payment shall be taken as the book value of the leased assets. The difference of the book value of the assets under lease and the minimum lease payment shall be the unrecognised financing expenses and shall be amortised according to the actual interest rate within the lease term. The balance derived from deducting the unrecognised financing expenses from the minimum lease payment shall be presented as long-term payables.

26. Other critical accounting policy and estimate

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

(1) The key criteria for selecting the accounting policies

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

A. Classification of financial assets

The Group's key judgments in determining the classification of financial assets include business models and the analysis of contract cash flow characteristics.

The Group defines the business model for managing financial assets at the level of the portfolio of financial assets, taking into account the way in which financial asset performance is evaluated and reported to key managers, the risks affecting financial asset performance, and how they are managed, and the way in which the relevant business managers receive compensation.

In assessing whether the contractual cash flows of financial assets are in line with the basic lending arrangements, the Group has the following main judgments: whether the principal is likely to cause a change in the time distribution or amount of money during the lifetime due to prepayment, or whether the interest includes only currency time value, credit risk, Other basic borrowing risks as well as the cost and profit of the price. For example, whether the amount paid in advance reflects only outstanding principal and interest on the basis of outstanding principal, and reasonable compensation paid for the early termination of the contract.

(2) Critical accounting estimates and key assumptions

A. Provision for expected credit losses

The Group uses exposure of default risk and expected credit loss rates to calculate expected credit losses, and determines expected credit loss rate based on risk of default and loss rate of default. Internal historical credit losses adjusted to reflect current and forward-looking information are used to determine expected credit loss rates. When considering forward-looking information, the data used include the risk of decrease of economics, external market environment and technology environment. The Group monitors and reviews the assumptions related to expected credit losses. The valuation technique and key assumptions did not change significantly in the year ended 2019.

B. Income tax

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognised for deductible losses and other deductible temporary differences to the extent that the taxable income of each main taxpayer of the Group in the future will be available against which the losses can be covered or the deductible temporary differences can be carried forward. Significant management estimation is required to determine the amount of deferred tax assets that can be recognised. If future profitability deviates from the relevant estimates, adjustments to the value of deferred income tax assets may have an impact on the Group's financial position and results of operations.

As at 31 December 2019, the deferred income tax assets not yet offset amounted to RMB312,488,097.17. The deductible temporary differences and deductible amounts of the deferred income tax assets not recognised amounted to RMB4,103,153,873.79. It shall be required to estimate the realisability, time of realisation (mainly including market prices and sales volume of alumina and electrolytic aluminum in the future period by referring to when the relevant taxpayers predict the taxable income in the future) of future taxable income and the predictions of its applicable tax rate when recognising deferred income tax assets.

C. Useful lives of fixed assets

The management of the Company will estimate the useful lives of fixed assets. Such estimates are based on the historical experience of the actual useful lives of the fixed assets in past years with the similar characters and functions. If there are any differences between the useful lives and the estimated useful lives before, the management will adjust the estimated useful lives of fixed assets accordingly or write off or write down the corresponding fixed assets when the related equipment with obsolete technology is scrapped or sold. As a result, estimates based on current experience may differ from actual results in the next accounting period, which may result in significant adjustments to the carrying amount of the fixed assets and depreciation expense in the balance sheet.

D. Impairment assessment of construction in progress, fixed assets and intangible assets of discontinued or suspended projects

As at 31 December 2019, certain projects of the Group were in a stage of suspension of production or suspension of construction, and it was expected that the normal use of such projects would not bring the economic benefits originally expected to the Group in the future, and there was indication of impairment. Relevant assets or asset groups include fixed assets with a carrying amount of RMB69,179,140.84, construction in progress with a carrying amount of RMB257,897,767.26 and intangible assets with a carrying amount of RMB163,051,727.40. The management conducted impairment test on the above long-term assets, and made provision for impairment of RMB249,720,968.70 in 2019. As of 31 December 2019, the balances of accumulated provision for impairment of the above long-term assets was RMB576,275,492.77.

Long-term assets with impairment indicators are considered to be significant. Significant estimates are used to determine the recoverable amount of the relevant assets or asset groups. If future events do not correspond to such estimates, the recoverable amount will need to be revised. These revisions may have an impact on the Group's operating results or financial position.

E. Estimation of net realisable value of inventories

Provision for decline in value of inventories is determined at the excess value of the cost of the inventories over their net realisable value. The Group estimates the net realisable value of inventories. This estimate requires a comprehensive consideration of the ageing profile of inventories, whether there is any obsolete or damaged inventories, the estimated selling price of inventories, and the estimated costs to completion, selling expenses and related taxes. When the actual selling prices or costs or expenses of inventories differ from previous estimates, the management will adjust the net realisable value accordingly. Therefore, the results of the estimation based on the existing experience may be different from the actual results in the future, which may lead to a material adjustment to the carrying amount of inventories in the balance sheet.

F. Estimation of bauxite reserves

Bauxite reserves are estimates of the amount that can be economically and legally extracted from the Group's mines. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, mining costs, transport costs, product demand and commodity prices.

Estimating the quantity and grade of reserves requires the shape, size and depth of the mine to be determined by analysing geological data. This process requires complex and difficult geological judgements and calculations to analyse the data.

As economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the operating period, estimates of reserves may change from period to period. Changes in estimated reserves will impact the amortisation of assets as calculated based on the unit-of-production method and the recoverable amount of the related mining assets.

G. Estimation of reclamation, decommissioning and environmental clean-up obligations

Reclamation, decommissioning and environmental clean-up obligations are determined by the management after taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, and discounting the expected expenditure to its present value. As the current bauxite mining activities and waste residue removal proceed with obvious impacts on the land and environment in the future, estimate of relevant cost may be subject to modification from time to time.

27. Changes in significant accounting policies and accounting estimates

(1) Changes in significant accounting policies

☑ Applicable ☐ Not applicable

Contents of and reasons for changes in accounting policies	Approval procedure	Remarks
CAS No. 22 – Recognition and Measurement of Financial Instruments, CAS No. 23 –Transfer of Financial Assets, CAS No. 24 – Hedging and CAS No. 37 – Presentation and Reporting of Financial Instruments	Considered and approved by the 23th meeting of the seventh session of the Board.	
Notice on Revision and Issuance of the Format of General Enterprise Financial Statements for 2019 (Cai Kuai [2019] No. 6), CAS No. 7 - Exchange of Non-monetary Assets and CAS No. 12 - Debt Restructuring	Considered and approved by the 29th meeting of the seventh session of the Board.	

The financial statements for 2019 are prepared by the Group in accordance with the above standards and notice. The revised exchange of non-monetary assets standard and the debt restructuring standard have no significant impacts on the Group. The impacts of other revisions on the statements of the Group and the Company are as follows:

A. *Modification on the format of general enterprise statements*

(i) The impact on the consolidated balance sheet is as follows:

Contents of and reasons for changes in accounting policies	The line items affected	The amounts affected 31 December 2018	1 January 2018
The Group split notes and trade receivables to trade and notes receivables.	Trade receivables	308,332,117.23	245,628,599.59
	Notes receivables	204,388,776.63	514,094,264.63
	Notes and trade receivables	(512,720,893.86)	(759,722,864.22)
The Group split notes and trade payables to trade and notes payables.	Trade payables	4,916,730,671.34	4,952,240,301.40
	Notes payables	1,671,021,163.08	2,221,022,870.55
	Notes and trade payables	(6,587,751,834.42)	(7,173,263,171.95)

(ii) The impact on the balance sheet of the Company is as follows:

Contents of and reasons for changes in accounting policies	The line items affected	The amounts affected 31 December 2018	1 January 2018
The Company split notes and trade receivables to trade and notes receivables.	Trade receivables	1,408,355,304.32	1,452,864,679.56
	Notes receivables	27,269,351.50	311,759,329.13
	Notes and trade receivables	(1,435,624,655.82)	(1,764,624,008.69)
The Company split notes and trade payables to trade and notes payables.	Trade payables	3,861,139,234.34	2,525,874,749.30
	Notes payables	2,632,167,944.42	1,731,995,637.38
	Notes and trade payables	(6,493,307,178.76)	(4,257,870,386.68)

(2) *Changes in significant accounting estimates*

☐ Applicable ☑ Not applicable

(3) *Adjustments to relevant items of financial statements at the beginning of the year upon the implementation of the New Financial Instrument Standard, the New Revenue Standard or the New Lease Standard since 2019*

☑ Applicable ☐ Not applicable

Consolidated Balance Sheet

Unit: Yuan

Items	31 December 2018	1 January 2019	Adjustment
Current assets:			
Monetary funds	4,389,532,822.02	4,389,532,822.02	
Clearing settlement funds			
Placements with banks and other financial institutions			
Financial assets held for trading			
Financial assets at fair value through profit or loss			
Derivative financial assets			
Notes receivables	204,388,776.63		-204,388,776.63
Trade receivables	308,332,117.23	308,332,117.23	
Receivables financing		204,388,776.63	204,388,776.63
Prepayments	239,816,772.00	239,816,772.00	
Premium receivables			
Reinsurance receivables			
Reinsurance contract reserves receivable			
Other receivables	147,855,397.42	147,855,397.42	
Including: Interest receivables			
Dividends receivables	960,000.00	960,000.00	
Financial assets purchased with agreement to re-sale			
Inventories	4,005,892,783.41	4,005,892,783.41	

Items	31 December 2018	1 January 2019	Adjustment
Contract assets			
Assets held for sale			
Non-current assets due within one year			
Other current assets	534,626,449.41	534,626,449.41	
Total current assets	9,830,445,118.12	9,830,445,118.12	
Non-current assets:			
Loans and advances to customers			
Debt investments			
Available-for-sale financial assets	182,305,487.21		-182,305,487.21
Other debt investments			
Held-to-maturity investments			
Long-term receivables			
Long-term equity investments	321,285,707.04	321,285,707.04	
Other investment in equity instruments		197,576,717.73	197,576,717.73
Other non-current financial assets			
Investment properties			
Fixed assets	19,675,722,666.37	19,675,722,666.37	
Construction in progress	3,658,923,088.69	3,658,923,088.69	
Bearer biological assets			
Oil and gas assets			
Right-of-use assets			
Intangible assets	1,656,332,582.48	1,656,332,582.48	
Development expenses	1,102,968.23	1,102,968.23	
Goodwill			
Long-term deferred expenses	253,498,912.28	253,498,912.28	
Deferred income tax assets	289,731,777.10	285,913,969.47	-3,817,807.63
Other non-current assets	1,652,024,469.51	1,652,024,469.51	
Total non-current assets	27,690,927,658.91	27,702,381,081.80	11,453,422.89
Total assets	37,521,372,777.03	37,532,826,199.92	11,453,422.89

Items	31 December 2018	1 January 2019	Adjustment
Current liabilities:			
Short-term borrowings	9,921,016,815.34	9,921,016,815.34	
Borrowings from central bank			
Placement to banks and other financial institutions			
Financial liabilities held for trading			
Financial liabilities at fair value through profit or loss	1,649,400.00	1,649,400.00	
Derivative financial liabilities			
Notes payables	1,671,021,163.08	1,671,021,163.08	
Trade payables	4,916,730,671.34	4,916,730,671.34	
Prepayments	149,330,686.21	149,330,686.21	
Contract liabilities			
Funds from selling out and repurchasing financial assets			
Deposit taking and deposit in inter-bank market			
Agent brokerage fees			
Agent underwriting fees			
Staff salaries payables	194,119,954.11	194,119,954.11	
Taxes payables	92,312,614.37	92,312,614.37	
Other payables	284,673,490.72	284,673,490.72	
Including: Interest payables			
Dividends payables			
Handling charges and commissions payables			
Reinsurance accounts payables			
Liabilities held for sale			
Non-current liabilities due within one year	3,967,980,699.23	3,967,980,699.23	
Other current liabilities			
Total current liabilities	21,198,835,494.40	21,198,835,494.40	

Items	31 December 2018	1 January 2019	Adjustment
Non-current liabilities:			
Deposits for insurance contracts			
Long-term borrowings	4,013,837,431.00	4,013,837,431.00	
Bonds payables			
Including: Preferred shares			
Perpetual bonds			
Lease liabilities			
Long-term payables	2,661,340,344.40	2,661,340,344.40	
Long-term staff salaries payables	73,207,493.86	73,207,493.86	
Estimated liabilities	100,318,444.21	100,318,444.21	
Deferred income	200,327,500.53	200,327,500.53	
Deferred income tax liabilities	49,551,789.42	49,551,789.42	
Other non-current liabilities	8,000,000.00	8,000,000.00	
Total non-current liabilities	7,106,583,003.42	7,106,583,003.42	
Total liabilities	28,305,418,497.82	28,305,418,497.82	
Owners' equity:			
Share capital	2,606,838,797.00	2,606,838,797.00	
Other equity instruments			
Including: Preferred shares			
Perpetual bonds			
Capital reserve	6,439,781,257.40	6,439,781,257.40	
Less: treasury share			
Other comprehensive income	-25,627,320.79	-53,607,442.87	-27,980,122.08
Special reserve	37,135,895.12	37,135,895.12	
Surplus reserve	345,045,411.63	345,045,411.63	
General risk reserve			
Undistributed profits	-1,138,698,238.89	-1,099,264,693.92	39,433,544.97
Total equity attributable to the owners of the parent company	8,264,475,801.47	8,275,929,224.36	11,453,422.89
Minority interests	951,478,477.74	951,478,477.74	
Total owners' equity	9,215,954,279.21	9,227,407,702.10	11,453,422.89
Total liabilities and owners' equity	37,521,372,777.03	37,532,826,199.92	11,453,422.89

Balance Sheet of the Parent Company

Unit: Yuan

Items	31 December 2018	1 January 2019	Adjustment
Current assets:			
Monetary funds	2,917,217,742.25	2,917,217,742.25	
Financial assets held for trading			
Financial assets at fair value through profit or loss			
Derivative financial assets			
Notes receivables	27,269,351.50		-27,269,351.50
Trade receivables	1,408,355,304.32	1,408,355,304.32	
Receivables financing		27,269,351.50	27,269,351.50
Prepayments	4,522,006,432.55	4,522,006,432.55	
Other receivables	76,841,469.31	76,841,469.31	
Including: Interest receivables	47,557,849.62	47,557,849.62	
Dividends receivables			
Inventories	856,366,216.98	856,366,216.98	
Contract assets			
Assets held for sale			
Non-current assets due within one year			
Other current assets	116,137,484.96	116,137,484.96	
Total current assets	9,924,194,001.87	9,924,194,001.87	
Non-current assets:			
Debt investments			
Available-for-sale financial assets	145,850,711.28		-145,850,711.28
Other debt investments			
Held-to-maturity investments			
Long-term receivables			
Long-term equity investments	10,185,498,423.13	10,185,498,423.13	
Other investment in equity instruments		161,121,941.80	161,121,941.80
Other non-current financial assets			
Investment properties			
Fixed assets	1,863,169,043.86	1,863,169,043.86	
Construction in progress	199,353,455.54	199,353,455.54	
Bearer biological assets			
Oil and gas assets			

Items	31 December 2018	1 January 2019	Adjustment
Right-of-use assets			
Intangible assets	100,771,043.41	100,771,043.41	
Development expenses			
Goodwill			
Long-term deferred expenses	1,793,333.90	1,793,333.90	
Deferred income tax assets	36,471,084.85	32,653,277.22	-3,817,807.63
Other non-current assets	14,921,435.00	14,921,435.00	
Total non-current assets	12,547,828,530.97	12,559,281,953.86	11,453,422.89
Total assets	22,472,022,532.84	22,483,475,955.73	11,453,422.89
Current liabilities:			
Short-term borrowings	3,076,636,815.34	3,076,636,815.34	
Financial liabilities held for trading			
Financial liabilities at fair value through profit or loss	1,614,775.00	1,614,775.00	
Derivative financial liabilities			
Notes payables	2,632,167,944.42	2,632,167,944.42	
Trade payables	3,861,139,234.34	3,861,139,234.34	
Prepayments	159,695,962.30	159,695,962.30	
Contract liabilities			
Staff salaries payables	54,413,657.85	54,413,657.85	
Taxes payables	28,926,732.75	28,926,732.75	
Other payables	86,464,853.79	86,464,853.79	
Including: Interest payables			
Dividends payables			
Liabilities held for sale			
Non-current liabilities due within one year	728,822,599.75	728,822,599.75	
Other current liabilities			
Total current liabilities	10,629,882,575.54	10,629,882,575.54	
Non-current liabilities:			
Long-term borrowings	1,962,177,400.25	1,962,177,400.25	
Bonds payables			
Including: Preferred shares			
Perpetual bonds			

Items	31 December 2018	1 January 2019	Adjustment
Lease liabilities			
Long-term payables	331,393,323.47	331,393,323.47	
Long-term staff salaries payables	15,489,949.69	15,489,949.69	
Estimated liabilities			
Deferred income	40,288,673.48	40,288,673.48	
Deferred income tax liabilities			
Other non-current liabilities			
Total non-current liabilities	2,349,349,346.89	2,349,349,346.89	
Total liabilities	12,979,231,922.43	12,979,231,922.43	
Owners' equity:			
Share capital	2,606,838,797.00	2,606,838,797.00	
Other equity instruments			
Including: preferred shares			
Perpetual bonds			
Capital reserve	6,817,153,463.40	6,817,153,463.40	
Less: treasury share			
Other comprehensive income	-1,211,081.25	-29,191,203.33	-27,980,122.08
Special reserve	12,128,198.99	12,128,198.99	
Surplus reserve	344,759,636.94	344,759,636.94	
Undistributed profits	-286,878,404.67	-247,444,859.70	39,433,544.97
Total owners' equity	9,492,790,610.41	9,504,244,033.30	11,453,422.89
Total liabilities and owners' equity	22,472,022,532.84	22,483,475,955.73	11,453,422.89

(4) Retrospective adjustment of comparative information of the previous period by the implementation of the New Financial Instrument Standard or the New Lease Standard since 2019

☑ Applicable ☐ Not applicable

According to the relevant regulations of the New Financial Instruments Standards, the Group and the Company adjusted the cumulative impact of the first implementation of the standard to the opening retained earnings of 2019 and other related items in the financial statements. The comparative financial statements were not restated. As at 31 December 2018 and 1 January 2019, the Group and the Company did not hold any financial assets at fair value through profit or loss.

A. As at 1 January 2019, the classification and measurement of financial assets in accordance with the original and the new standards on financial instruments in consolidation financial standards are compared as follows:

The original standards on financial instruments			The new standards on financial instruments		
Item	Measurement category	Carrying amount	Item	Measurement category	Carrying amount
Notes receivables	Amortised cost	204,388,776.63	Receivables financing	Measured at fair value through other comprehensive income	204,388,776.63
Available-for-sale financial assets	Measured at fair value through other comprehensive income (equity instruments)	36,054,775.93	Other equity instruments investment	Measured at fair value through other comprehensive income	36,054,775.93
	Measured at cost (equity instruments)	146,250,711.28	Other equity instruments investment	Measured at fair value through other comprehensive income	161,521,941.80

As at 1 January 2019, the classification and measurement of financial assets in accordance with the original and the new standards on financial instruments in the financial statement of the Company are compared as follows:

The original standards on financial instruments			The new standards on financial instruments		
Item	Measurement category	Carrying amount	Item	Measurement category	Carrying amount
Notes receivables	Amortised cost	27,269,351.50	Receivables financing	Measured at fair value through other comprehensive income	27,269,351.50
Available-for-sale financial assets	Measured at cost (equity instruments)	145,850,711.28	Other equity instruments investment	Measured at fair value through other comprehensive income	161,121,941.80

B. *As at 1 January 2019, the Group and the Company reconciled the carrying amount of the original financial assets to that under the new standards on financial instruments in accordance with the measurement categories under the new standards on financial instruments:*

Measurement categories under new standards on financial instruments	Note
Financial assets measured at amortised cost	Table 1
Financial assets at fair value through other comprehensive income	Table 2

Table 1: Financial assets measured at amortised cost under new standard on financial instruments

		Carrying amount	
	Note	Consolidated	Company
Receivables *(Note 1)* 31 December 2018		660,576,291.28	1,512,466,125.13
Less: transfer to financial assets at fair value through other comprehensive income (new standards on financial instruments)	A	204,388,776.63	27,269,351.50
1 January 2019		456,187,514.65	1,485,196,773.63
Total financial assets measured at amortised cost (new standards on financial instruments)		456,187,514.65	1,485,196,773.63

Note 1: As at 31 December 2018, balance of receivables comprises financial statements items such as notes receivables, trade receivables and other receivables. As at 1 January 2019, balance of receivables comprises financial statements items such as trade receivables and other receivables.

Table 2: Financial assets at fair value through other comprehensive income under new standards on financial instruments

	Note	Carrying amount Consolidated	Company
Receivables financing 31 December 2018			
Add: transfer from receivable (original standards on financial instruments)	i)	204,388,776.63	27,269,351.50
1 January 2019		204,388,776.63	27,269,351.50
Other equity instruments investment 31 December 2018			
Add: transfer from available-for-sale financial assets (original standards on financial instruments)	ii)	182,305,487.21	145,850,711.28
Remeasurement: Transfer from measured at cost to measured at fair value		15,271,230.52	15,271,230.52
1 January 2019		197,576,717.73	161,121,941.80
Available-for-sale financial assets 31 December 2018		182,305,487.21	145,850,711.28
Less: transfer to financial assets at fair value through other comprehensive income (new standards on financial instruments)	ii)	182,305,487.21	145,850,711.28
1 January 2019			
Total financial assets at fair value through other comprehensive income (under new standards on financial instruments)		401,965,494.36	188,391,293.30

(i) The Group discounted and endorsed part of the bank acceptance notes depending on the daily cash management. The Group's business model for the bank acceptance notes management aims to receive contractual cash flows and for sale. Therefore, as at 1 January 2019, the Group's bank acceptance notes of RMB204,388,776.63 (including the Company's bank acceptance notes of RMB27,269,351.50) were classified to financial assets at fair value through other comprehensive income, included in receivables financing. The difference between the fair value and the original carrying amount of the above receivables financing is not significant, and the expected credit loss is also not significant, therefore, the other comprehensive income at the beginning of the period has not been adjusted.

(ii) As at 31 December 2018, the carrying amount of the Group's unlisted equity investments measured at cost was RMB185,684,256.25, and the accumulated provision for impairment of RMB39,433,544.97 (among which, the carrying amount of the Company amounted to RMB145,850,711.28, and the accumulated provision for impairment amounted to RMB39,433,544.97). As at 1 January 2019, the Group and the Company designated the equity investments as financial assets at fair value through other comprehensive income with consideration of strategic investment and presented as other equity instruments investment. Accordingly, the Group and the Company increased the other comprehensive income at the beginning of the year by RMB11,453,422.89 from the after-tax difference between the fair value and the original carrying amount, and reduced the deferred income tax assets by RMB3,817,807.63 on 1 January 2019. The impact of the increase in equity attributable to shareholders of the parent company in the consolidated financial statements of the Group was RMB11,453,422.89, of which the other comprehensive income was RMB11,453,422.89. Accumulated provision for impairment of RMB39,433,544.97 was transferred from undistributed profit at the beginning of the year to other comprehensive income.

C. *Set out below is the reconciliation of the impairment provision of the original financial assets adjusted to loss provision by the Group and the Company in accordance with requirements under the New Financial Instruments Standards as at 1 January 2019:*

Measurement category	Provision for losses under the original standards on financial instruments	Reclassification	Provision for losses under the new standards on financial instruments
Financial assets measured at amortised cost	140,089,915.84	–	140,089,915.84
Impairment provision for trade receivables	110,592,208.87	–	110,592,208.87
Impairment provision for other receivables	29,497,706.97	–	29,497,706.97
Financial assets at fair value through other comprehensive income	39,433,544.97	(39,433,544.97)	
Provision for impairment of available-for-sale financial assets	39,433,544.97	(39,433,544.97)	
Total	179,523,460.81	(39,433,544.97)	140,089,915.84

28. **Others**

Segment information

The Group will determine operation segment on the basis of the internal organizational structure, management requirements and internal report system, and determine reporting segment on the basis of operation segment, and disclose such segment information.

An operating segment is a component of the Group that meets the following conditions simultaneously: (1) the component is able to generate revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly evaluated by the Group's management to make decisions about resources to be allocated to the segment and to assess its performance; (3) for which the information on financial position, operating results and cash flows is available to the Group. Two or more operating segments may be aggregated into a single operating segment if they have similar economic characteristics and meet specified conditions.

VI. TAXATION

1. Major taxes and tax rates

Taxes	Tax basis	Tax rate
Value-added tax	Taxable value-added amount (tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible input tax for the current period)	16% or 13%, 10% or 9%, 6%, 5% and 3%
City maintenance and construction tax	Value-added tax paid	7%, 5% and 1%
Corporate income tax	Taxable income	25%, 20%, 15% and 16.5%

Disclosure of taxable entities subject to different corporate income tax rates: not applicable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

2. Tax preference

In 2019, Yunnan Wenshan, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000059) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Yunlv Yuxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000093) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Yunlv Runxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000441) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Yunlv Haixin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000017) issued by the Science and Technology Department of Yunnan Province.

In 2018, Yunnan Haoxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201853000158) issued by the Science and Technology Department of Yunnan Province.

In 2018, Yunnan Yunlv Yongxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201853000119) issued by the Science and Technology Department of Yunnan Province.

In 2018, Yunnan Yuanxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201853000003) issued by the Science and Technology Department of Yunnan Province.

In 2017, Yunnan Metallurgical Group Chuangneng Metal Fuel Cell Co., Ltd., a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201753000040) issued by the Science and Technology Department of Yunnan Province.

In 2017, Yunnan Yunlv Zexin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201753000425) issued by the Science and Technology Department of Yunnan Province.

The High-tech Enterprise Certificate is valid for 3 years. According to the relevant provisions of Article 28 of the Enterprise Income Tax Law of the People's Republic of China, the corporate income tax rate applicable to the above subsidiary for 2019 was 15%.

According to the Confirmation Letter on Relevant Businesses of 51 Enterprises Including Yunnan Xinchu Financing Guarantee Co., Ltd. Which Belong to the Encouraged Industries by the State (Yun Fa Gai Ban Xi Bu [2013] No. 397) issued by the Development and Reform Commission of Yunnan Province. The main business products of Heqing Yixin Aluminum Co., Ltd. ("**Heqing Yixin**"), a subsidiary of the Company, include aluminum ingots for remelting, refined aluminum ingots for remelting and aluminum alloys for casting, which are in line with the encouraged items in the Catalogue for the Guidance of Industrial Structure Adjustment (2011 version), and the main business revenue of such products accounted for more than 70% of the total revenue of the enterprise in the current year. In 2019, Heqing Yixin has obtained the approval from the competent tax authority for this preferential tax treatment and is entitled to a reduced enterprise income tax rate of 15%.

3. Others

Pursuant to the Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances (Cai Shui [2018] No. 54) and relevant regulations issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the newly purchased equipment of less than RMB5 million can be included in the current costs and expenses in a lump sum in the next month after the asset is put into use, and shall be deducted when calculating the taxable income, instead of being depreciated annually for tax filing.

According to the Notice on Issuing the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Energy and Water Conservation and Environmental Protection jointly promulgated by 5 Departments including the State Council, the Ministry of Finance, the State Administration of Taxation, the Ministry of Environmental Protection, where an enterprise purchases and actually uses special equipment for environmental protection listed in the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Environmental Protection, 10% of the investment amount in the special purpose equipment may be offset against its tax payable for the current year; where the tax payable is insufficient for the credit, the excess may be carried forward for credit in the following five taxable years.

Pursuant to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform (Announcement [2019] No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs) and relevant regulations issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, the value-added tax rate applicable to the Group's revenue from sales of goods is 13% from 1 April 2019, and 16% before 1 April 2019; the value-added tax rate applicable to the Group's revenue from provision of services such as cargo transportation is 9% from 1 April 2019, and 10% before 1 April 2019. The value-added tax rate applicable to revenue from rendering of services is 6%. Some of the businesses are subject to simplified taxation method with applicable tax rates of 5% and 3%.

Yunnan Aluminum International, a subsidiary of the Company, is incorporated in Hong Kong and is subject to corporate income tax in Hong Kong at a rate of 16.5%.

American Technology, a subsidiary of the Company, is a company incorporated in the State of Illinois, the United States, and is subject to corporate income tax in the United States at a rate of 20%.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Monetary funds

Unit: Yuan

Items	Closing balance	Opening balance
Cash on hand	101,043.96	90,661.13
Bank deposits	3,260,618,975.64	3,044,492,100.08
Other monetary funds	791,551,295.39	1,344,950,060.81
Total	4,052,271,314.99	4,389,532,822.02
Including: total amount deposited abroad	18,701,986.22	18,867,816.87
Total restricted amount due to mortgages, pledges or freezes	791,551,295.39	1,344,950,060.81

Other explanation

See Note IV(56) for details of restricted monetary funds.

2. Financial assets held for trading

Not applicable.

3. Derivative financial assets

Not applicable.

4. Notes receivables

Not applicable.

5. Trade receivables

(1) Disclosure of Trade Receivables by Category

Unit: Yuan

	Closing balance					Opening balance				
	Carrying balance		Provision for bad debts			Carrying amount		Provision for bad debts		
Category	Amount	Percentage	Amount	Percentage of provision	Carrying amount	Amount	Percentage	Amount	Percentage of provision	Carrying amount
Trade receivables provided for bad debts on an individual basis	103,837,269.01	30.82%	80,616,079.50	77.64%	23,221,189.51	87,890,857.21	20.98%	87,890,857.21	100.00%	
Including:										
Trade receivables provided for bad debts on a collective basis	233,113,568.25	69.18%	18,717,893.11	8.03%	214,395,675.14	331,033,468.89	79.02%	22,701,351.66	6.86%	308,332,117.23
Including:										
Total	336,950,837.26	100.00%	99,333,972.61	29.48%	237,616,864.65	418,924,326.10	100.00%	110,592,208.87	26.40%	308,332,117.23

Provision for bad debts on an individual basis:

Unit: Yuan

	Closing balance			
Items	Carrying balance	Provision for bad debts	Percentage of provision	Reason for provision
Company A	3,801,012.50	3,801,012.50	100.00%	Litigation, without clear progress, expected to be unrecoverable.
Company B	4,851,395.00	3,153,406.75	65.00%	Unrecoverable in long-term.
Company C	16,402,595.20	16,402,595.20	100.00%	Bankruptcy and liquidation, expected to be unrecoverable.
Company D	61,494,860.73	39,971,659.47	65.00%	Unrecoverable in long-term.
Company E	17,287,405.58	17,287,405.58	100.00%	Litigation, without clear progress, expected to be unrecoverable.
Total	103,837,269.01	80,616,079.50		

Provision for bad debts on a collective basis:

Unit: Yuan

	Closing balance		
Items	Carrying balance	Provision for bad debts	Percentage of provision
Aged within 1 year	212,758,399.41	1,063,792.00	0.50%
Aged 1 to 2 years	3,132,974.55	626,594.91	20.00%
Aged 2 to 3 years	486,720.22	292,032.13	60.00%
Aged over 3 years	16,735,474.07	16,735,474.07	100.00%
Total	233,113,568.25	18,717,893.11	

If provision for bad debts of trade receivables was made using the general approach of expected credit loss, please disclose the relevant information on provision for bad debts with reference to the disclosures of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Age	Carrying balance
1 year (inclusive)	224,052,626.17
1 to 2 years	22,922,919.51
2 to 3 years	56,837,222.31
Over 3 years	33,138,069.27
3 to 4 years	21,030,745.43
4 to 5 years	982,024.40
Over 5 years	11,125,299.44
Total	336,950,837.26

(2) Provision for bad debts made, recovered or reversed during the period

Provision for bad debts for the period:

Unit: Yuan

Category	Opening balance	Changes during the period: Provision	Changes during the period: Recovery or reversal	Changes during the period: Write-off	Closing balance
Provisions for bad debts of receivables	110,592,208.87	24,454,396.93	35,712,633.19		99,333,972.61
Total	110,592,208.87	24,454,396.93	35,712,633.19		99,333,972.61

Where significant amount of bad debt provision recovered or reversed during the period: Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	Closing balance of receivables	Percentage of total receivables at the end of the period	Closing balance of bad debt provision
Total amount of top five receivables	169,055,658.86	50.17%	57,259,065.05

(5) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

(6) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

6. **Receivables financing**

Unit: Yuan

Items	Closing balance	Opening balance
Receivables financing	545,644,539.79	
Total	545,644,539.79	

Changes in receivables financing for the period and changes in fair value

☐ Applicable ☑ Not applicable

If the bad debt provision of receivables financing is made in accordance with the general model of expected credit losses, please disclose the relevant information of provision for impairment with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Other explanation:

Certain bank acceptance notes of the Group are discounted and endorsed for the purpose of daily treasury management, and are qualified for derecognition. Therefore, such bank acceptance notes are classified to financial assets at fair value through other comprehensive income.

The Group had no bank acceptance notes with single provision for impairment. As at 31 December 2019, the Group have measured provision for bad debts based on the lifetime expected credit loss. The Group believes there was no significant credit risk of the bank acceptance notes and will not cause significant losses due to bank default.

As at 31 December 2019, the amount of pledged bank acceptance notes disclosed in receivables financing was RMB126,796,836.98 (Note IV(56)).

As at 31 December 2019, the Group's endorsed or discounted but not yet due notes receivable listed in receivables financing are as follows:

	Derecognised	Not Derecognised
Bank acceptance notes	4,337,554,238.92	135,991,579.77

7. **Prepayment**

(1) ***Ageing analysis of prepayment***

Unit: Yuan

Ageing	Closing balance		Opening balance	
	Amount	Percentage	Amount	Percentage
Within 1 year	87,964,166.84	92.67%	156,716,522.19	65.35%
1 to 2 years	3,428,459.48	3.61%	58,818,412.84	24.53%
2 to 3 years	2,699,752.25	2.84%	21,740,133.56	9.07%
Over 3 years	825,487.57	0.88%	2,541,703.41	1.05%
Total	94,917,866.14		239,816,772.00	

Reasons for delayed settlement of significant prepayments with an age of over one year

As at 31 December 2019, the prepayments aged over one year amounted to RMB6,953,699.30 (31 December 2018: RMB83,100,249.81), which were mainly prepayments for raw materials.

(2) ***Top five prepayments of closing balance by prepayment object***

Unit: Yuan

Name of entity	Amount	Percentage of total prepayments
Total balances of top five prepayments	51,006,478.40	53.74%

8. **Other receivables**

Unit: Yuan

Items	Closing balance	Opening balance
Dividend receivables	960,000.00	960,000.00
Other receivables	151,906,204.77	146,895,397.42
Total	152,866,204.77	147,855,397.42

(1) Interest receivable

1) *Classification of dividends receivable*

Not applicable.

2) *Significant dividend receivables aged over one year*

Not applicable.

3) *Provision for bad debts*

Not applicable.

(2) Dividend receivables

1) *Dividend receivables by category*

Unit: Yuan

Item (or investee)	Closing balance	Opening balance
Dividend receivables	960,000.00	960,000.00
Total	960,000.00	960,000.00

2) *Significant dividend receivables aged over one year*

Not applicable.

3) *Provision for bad debts*

Not applicable.

(3) Other receivables

1) *Classification of other receivables by nature*

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivable	52,554,942.98	64,591,163.35
Deposits and guarantees receivable	73,891,833.35	52,133,308.06
Temporary loan receivable	40,000,000.00	40,000,000.00
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	8,158,941.94	9,250,265.33
Less: provision for bad debts	-33,117,881.15	-29,497,706.97
Total	151,906,204.77	146,895,397.42

2) *Provision for bad debts*

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2019	511,228.04		28,986,478.93	29,497,706.97
Balance at 1 January 2019 in the current period				
Provision for the period	820,566.50		3,457,625.61	4,278,192.11
Reversal for the period	377,173.94		280,843.99	658,017.93
Balance at 31 December 2019	954,620.60		32,163,260.55	33,117,881.15

Changes in book balance with significant changes in loss provision for the period

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	Book balance
Within 1 year (inclusive)	109,192,406.72
1 to 2 years	9,588,886.61
2 to 3 years	547,404.34
Over 3 years	65,695,388.25
3 to 4 years	17,524,465.13
4 to 5 years	7,589,033.01
Over 5 years	40,581,890.11
Total	185,024,085.92

3) *Provision for bad debts made, recovered or reversed in the current period*

Provision for bad debts for the period:

Unit: Yuan

Category	Opening balance	Changes during the period: Provision	Recovery or reversal	Write-off	Closing balance
Provision for bad debt of other receivables	29,497,706.97	4,278,192.11	658,017.93		33,117,881.15
Total	29,497,706.97	4,278,192.11	658,017.93		33,117,881.15

4) *Other receivables actually written off during the period*

Not applicable.

5) *Top five debtors of other receivables at the end of the period*

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
Company G	Futures deposits	50,737,949.00	Within 1 year	27.42%	
Company I	Borrowings	40,000,000.00	Over 3 years	21.62%	18,629,365.64
Company J	Profit/loss on transition of equity interests	10,418,367.65	Over 3 years	5.63%	3,125,510.30
Company H	Futures deposits	10,190,625.00	Within 1 year	5.51%	
Company K	Deposits	7,900,000.00	Within 1 year	4.27%	
Total		119,246,941.65		–	21,754,875.94

6) *Receivables involving in government grants*

Not applicable.

7) *Other receivables terminated for recognition due to transfer of financial assets*

Not applicable.

8) *The amount of assets and liabilities formed by transfer of receivables and continuous involvement*

Not applicable.

9. **Inventory**

Whether the new standard for revenue has been adopted

☐ Yes ☑ No

(1) Classification of inventory

Unit: Yuan

Items	Closing balance Book balance	Closing balance Provision for depreciation	Closing balance Book value	Opening balance Book balance	Opening balance Provision for depreciation	Opening balance Book value
Raw materials	1,170,615,179.47	21,235,311.10	1,149,379,868.37	1,557,396,154.22	92,476,833.03	1,464,919,321.19
Unfinished products	1,261,326,143.62	14,378,101.10	1,246,948,042.52	1,241,608,063.79	57,101,961.13	1,184,506,092.66
Finished goods	908,101,393.97	33,183,642.58	874,917,751.39	1,256,978,947.64	81,993,761.55	1,174,985,186.09
Goods in transit	14,900,640.88	1,469,285.47	13,431,355.41	74,417,019.00	1,504,550.86	72,912,468.14
Semi-finished goods	91,719,440.07	1,045,527.67	90,673,912.40	115,698,794.03	7,756,979.22	107,941,814.81
Processing material consigned	315,738.58		315,738.58	627,900.52		627,900.52
Total	3,446,978,536.59	71,311,867.92	3,375,666,668.67	4,246,726,869.20	240,834,085.79	4,006,892,783.41

(2) Provision for impairment of inventory

Unit: Yuan

Items	Opening balance	Increase during the period Provision	Increase during the period Other	Decrease during the period Reversal or reselling	Decrease during the period Other	Closing balance
Raw materials	92,476,833.03	14,307,044.26		85,548,566.19		21,235,311.10
Unfinished products	57,101,961.13	6,695,312.49		49,419,172.52		14,378,101.10
Finished goods	81,993,761.55	17,582,763.91		66,392,882.88		33,183,642.58
Goods in transit	1,504,550.86			35,265.39		1,469,285.47
Semi-finished goods	7,756,979.22	1,045,527.67		7,756,979.22		1,045,527.67
Total	240,834,085.79	39,630,648.33		209,152,866.20		71,311,867.92

(3) Explanation about inclusion of capitalised amount of the borrowing cost in the closing balance of inventories.

Not applicable.

(4) Gross amount due from contract customers of construction contracts at the end of the year

Not applicable.

10. **Contract assets**

Not applicable.

11. **Assets held for sale**

Not applicable.

12. **Non-current assets due within one year**

Not applicable.

13. Other current assets

Whether the new standard for revenue has been adopted

☐ Yes ☑ No

Unit: Yuan

Items	Closing balance	Opening balance
VAT input to be deducted	555,709,340.73	466,748,344.71
Prepaid corporate income tax	22,754,086.49	24,978,104.70
Deposit for financial lease borrowings	30,000,000.00	42,900,000.00
Total	608,463,427.22	534,626,449.41

14. Debt investment

Not applicable.

15. Other Debt investment

Not applicable.

16. Long-term receivables

Not applicable.

17. Long-term equity investments

Unit: Yuan

Invested Entity	Opening balance *(Carrying amount)*	Changes for the period: Increase in investment	Decrease in investment	Investment gains/losses recognised under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance *(Carrying amount)*	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan Tianye Chemical Co., Ltd. (雲南天冶化工有限公司)	101,333,866.32			9,854,179.74						111,188,046.06	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	86,792,681.69			4,174,528.05						90,967,209.74	
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	57,761,788.17			613,269.74					1,292,773.29	59,667,831.20	
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	38,841,759.59			6,936,196.59						45,777,956.18	
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	15,098,384.12			1,638,094.86						16,736,478.98	
China International Alumina Development Co., Ltd. (中色國際氧化鋁開發有限公司)	13,272,437.28									13,272,437.28	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	8,155,579.77			156,637.58						8,312,217.35	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧洁特种设备制造有限公司)	29,210.10			-29,210.10							
Subtotal	321,285,707.04			23,343,696.46					1,292,773.29	345,922,176.79	
Total	321,285,707.04			23,343,696.46					1,292,773.29	345,922,176.79	

Other explanation

Please refer to Note V(2) for information on interests in associates.

18. Other equity instruments investment

Unit: Yuan

Items	Closing balance	Opening balance
Equity instruments investment - equity in unlisted companies *(Note II(26)(b))*		
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	139,696,600.57	127,771,230.52
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	3,933,458.92	5,753,841.98
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)	11,999,924.84	11,999,924.84
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)	10,000,000.00	10,000,000.00
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)	4,000,000.00	4,000,000.00
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)	883,576.59	883,576.59
Chihong International Mining Co., Ltd. (馳宏國際礦業股份有限公司)	513,367.87	513,367.87
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	200,000.00	200,000.00
Yunnan Metallurgical Environmental Energy Engineering Technology Co., Ltd. (雲南冶金環能工程技術有限公司)		400,000.00
Equity instrument investment - listed company equity		
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	44,167,789.99	36,054,775.93
Total	215,394,718.78	197,576,717.73

19. Other non-current financial assets

Not applicable.

20. Investment property

Not applicable.

21. Fixed assets

Unit: Yuan

Items	Closing balance	Opening balance
Fixed assets	22,697,561,584.51	19,675,710,211.39
Disposal of fixed assets	104,508.23	12,454.98
Total	22,697,666,092.74	19,675,722,666.37

(1) Details of fixed assets

Unit: Yuan

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
I. Original book value					
1. Opening balance	11,625,936,476.47	18,115,483,232.62	118,504,455.47	64,782,454.82	29,924,706,619.38
2. Increase for the period	1,618,960,018.33	2,736,080,790.12	9,144,584.66	8,859,975.50	4,373,045,368.61
(1) Acquisition	2,370,484.18	11,258,297.40	8,326,028.63	7,619,232.82	29,574,043.03
(2) Transfer from construction in progress	1,610,790,356.93	2,706,053,104.93	818,556.03	1,240,742.68	4,318,902,760.57
(3) Increase in business combination					
Adjustment of category	5,799,177.22	18,769,387.79			24,568,565.01
3. Decrease for the period	43,468,375.24	25,007,501.71	2,102,917.20	24,896,988.83	95,475,782.98
(1) Disposal or retirement	25,644,114.55	15,961,701.88	2,085,452.05	345,888.97	44,037,157.45
(2) Adjustment of category			17,465.15	24,551,099.86	24,568,565.01
(3) Adjustments according to finalization of construction account	17,824,260.69	9,045,799.83			26,870,060.52
4. Closing balance	13,201,428,119.56	20,826,556,521.03	125,546,122.93	48,745,441.49	34,202,276,205.01

Unit: Yuan

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
II. Accumulated depreciation					
1. Opening balance	1,871,818,568.97	7,680,970,858.66	64,725,599.04	28,112,507.50	9,645,627,534.17
2. Increase for the period	290,295,563.05	978,276,995.16	7,445,117.55	6,068,727.54	1,282,086,403.30
(1) Provision	289,802,360.34	971,046,408.70	7,445,117.55	6,068,727.54	1,274,362,614.13
(2) Adjustment of category	493,202.71	7,230,586.46			7,723,789.17
3. Decrease for the period	12,433,556.74	12,886,624.58	1,922,245.41	8,030,546.94	35,272,973.67
(1) Disposal or retirement	12,433,556.74	12,886,624.58	1,905,653.51	323,349.67	27,549,184.50
(2) Adjustment of category			16,591.90	7,707,197.27	7,723,789.17
4. Closing balance	2,149,680,575.28	8,646,361,229.24	70,248,471.18	26,150,688.10	10,892,440,963.80
III. Provision for impairment					
1. Opening balance	232,743,956.21	369,611,610.05		1,013,307.56	603,368,873.82
2. Increase for the period	793,259.02	9,741,672.80	13,309.48	1,841,633.37	12,389,874.67
(1) Provision	793,259.02	8,732,574.86		3,426.06	9,529,259.94
(2) Adjustment of category		1,009,097.94	13,309.48	1,838,207.31	2,860,614.73
3. Decrease for the period	1,420,582.54	1,056,861.49		1,007,647.76	3,485,091.79
(1) Disposal or retirement		624,477.06			624,477.06
(2) Adjustment of category	1,420,582.54	432,384.43		1,007,647.76	2,860,614.73
4. Closing balance	232,116,632.69	378,296,421.36	13,309.48	1,847,293.17	612,273,656.70
IV. Book value					
1. Closing book value	10,819,630,911.59	11,801,898,870.43	55,284,342.27	20,747,460.22	22,697,561,584.51
2. Opening book value	9,521,373,951.29	10,064,900,763.91	53,778,856.43	35,656,639.76	19,675,710,211.39

(2) Details of temporarily idle fixed assets

Unit: Yuan

Items	Original book value	Accumulated depreciation	Provision for impairment	Book value	Remark
Buildings	175,303,133.12	52,699,460.12	64,405,349.67	58,198,323.33	
Equipment and machinery	264,170,622.06	198,253,354.62	53,681,458.45	12,235,808.99	
Motor vehicles	1,398,252.47	1,267,524.94	13,309.48	117,418.05	
Other	6,244,847.14	4,136,843.15	2,013,514.01	94,489.98	
Total	447,116,854.79	256,357,182.83	120,113,631.61	70,646,040.35	

(3) Details of fixed assets leased in through financial leases

Not applicable.

(4) Details of fixed assets leased out through operating leases

Not applicable.

(5) Details of fixed assets for which title certificates have not been obtained

Unit: Yuan

Items	Carrying amount	Reason for not yet obtaining property right certificates
Buildings	2,940,349,294.01	Provisional valuation, completion inspection to be completed/under processing.

(6) Disposal of fixed assets

Unit: Yuan

Items	Closing balance	Opening balance
Machinery equipment	104,508.23	12,454.98
Total	104,508.23	12,454.98

22. Construction in progress

Unit: Yuan

Items	Closing balance	Opening balance
Construction in progress	3,344,848,855.38	3,493,286,453.52
Construction materials	212,031,515.25	165,636,635.17
Total	3,556,880,370.63	3,658,923,088.69

(1) Particulars of construction in progress

Unit: Yuan

Items	Closing balance Carrying balance	Closing balance Provision for impairment	Closing balance Carrying amount	Opening balance Carrying balance	Opening balance Provision for impairment	Opening balance Carrying amount
500,000 Tonnes of Hydropower Aluminum Project	797,289,001.78		797,289,001.78	116,881,306.07		116,881,306.07
600,000 Tonnes of Carbon Project	464,513,836.56		464,513,836.56	238,236,846.31		238,236,846.31
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	368,093,147.85	297,649,289.56	70,443,858.29	350,655,472.54	75,174,543.47	275,480,929.07
High Precision and Ultra-thin Aluminum Foil Project	396,166,962.82	51,110,706.00	345,056,256.82	186,579,459.16	-	186,579,459.16
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	310,636,260.67		310,636,260.67			
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	279,974,852.93		279,974,852.93	719,426,755.00		719,426,755.00
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	222,674,505.41		222,674,505.41	943,357,221.83		943,357,221.83
35,000 Tonnes of Battery Foil Project	197,031,614.09		197,031,614.09	91,141,323.21		91,141,323.21
Luxi Silicon and Aluminum Alloy New Technology Promotion Demonstration Project	173,428,725.44	12,041,714.08	161,387,011.36	172,784,265.02	12,041,714.08	160,742,550.94
Carbon New Material Project	162,979,174.48		162,979,174.48	134,701,812.58		134,701,812.58
150,000 Tonnes/Year Mid-to-high End Aluminum Alloy New Material Project	147,124,620.48		147,124,620.48	4,352,670.80		4,352,670.80

Items	Closing balance Carrying balance	Closing balance Provision for impairment	Closing balance Carrying amount	Opening balance Carrying balance	Opening balance Provision for impairment	Opening balance Carrying amount
70,000 Tonnes/Year Technological Upgrade and Expansion Project of Oil Fracturing Proppant Production Line	91,475,204.37	69,438,615.74	22,036,588.63	87,658,706.01	47,402,027.10	40,256,678.91
138,000 Tonnes/Year Anodic Carbon Project	85,346,987.52	27,856,735.15	57,490,252.37	83,887,347.87	27,856,735.15	56,030,612.72
Environmental Technology Demonstration Project for Aluminum Ash Resource Utilization	55,698,985.22		55,698,985.22	41,652,016.02		41,652,016.02
600,000 Tonnes/Year Alumina Technology Upgrade and Efficiency Enhancement Project	6,942,884.05		6,942,884.05	28,046,085.54		28,046,085.54
300,000 Tonnes/Year Aluminum Casting New Technology Promotion Demonstration Project				157,119,040.84		157,119,040.84
14,000 Tonnes/Year New Technology Development Project of High-end Aluminum Alloy Welding Materials for Transportation And Aviation				92,322,121.15		92,322,121.15
Other Sporadic Project	87,908,043.84	44,338,891.60	43,569,152.24	251,497,914.97	44,538,891.60	206,959,023.37
Total	3,847,284,807.51	502,435,952.13	3,344,848,855.38	3,700,300,364.92	207,013,911.40	3,493,286,453.52

(2) Changes of significant construction in progress projects in the period

Unit: Yuan

Project name	Budget	Opening balance	Increase during the period	Transferred to fixed assets during the period	Other reduction during the period	Closing balance	Ratio of accumulated contribution to the construction to budget	Construction progress	Accumulated interest capitalised	Including: amount of interest capitalised during the period	Capitalisation rate of interest for the period	Sources of fund
500,000 Tonnes of Hydropower Aluminum Project	4,078,676,500.00	116,881,306.07	680,407,695.71	–	–	797,289,001.78	19.55%	15.00%	18,333,820.07	16,448,702.04	6.00%	Loans from financial institutions
600,000 Tonnes of Carbon Project	3,149,920,000.00	238,236,846.31	252,800,191.27	26,523,201.02	–	464,513,836.56	90.51%	90.51%	9,948,825.85	9,948,825.85	5.46%	Loans from financial institutions
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	1,418,850,000.00	–	310,636,260.67	–	–	310,636,260.67	21.89%	21.89%	612,697.59	612,697.59	6.18%	Loans from financial institutions
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	2,353,119,500.00	719,426,755.00	1,406,545,192.67	1,834,364,657.74	11,632,437.00	279,974,852.93	90.35%	90.35%	71,810,328.35	32,847,128.42	6.37%	Loans from financial institutions
High Precision and Ultra-thin Aluminum Foil Project	890,690,700.00	186,579,459.16	209,587,503.66	–	–	396,166,962.82	86.00%	86.00%	9,852,692.87	6,596,975.44	5.46%	Loans from financial institutions
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	5,752,750,000.00	943,357,221.83	1,047,487,759.62	1,768,170,476.04	–	222,674,505.41	47.94%	47.94%	140,883,008.05	38,014,665.09	5.80%	Loans from financial institutions/funds raised
35,000 Tonnes of Battery Foil Project	497,100,000.00	91,141,323.21	105,890,290.88	–	–	197,031,614.09	43.00%	43.00%	5,913,069.19	5,913,069.19	6.26%	Loans from financial institutions
Carbon New Material Project	278,980,000.00	134,701,812.58	28,277,361.90	–	–	162,979,174.48	58.42%	58.42%	4,214,263.14	4,214,263.14	5.46%	Loans from financial institutions
150,000 Tonnes/Year Mid-to-high End Aluminum Alloy New Material Project	185,250,000.00	4,352,670.80	142,807,899.18	35,949.50	–	147,124,620.48	78.67%	80.00%	2,994,857.18	2,994,857.18	5.22%	Loans from financial institutions
300,000 Tonnes/Year Aluminum Casting New Technology Promotion Demonstration Project	3,511,210,000.00	157,119,040.84	126,672,618.03	283,791,658.87	–	–	103.61%	100.00%	8,074,957.03	4,448,661.56	5.46%	Loans from financial institutions
Total	22,116,546,700.00	2,591,796,435.80	4,311,112,773.59	3,912,885,943.17	11,632,437.00	2,978,390,829.22	--	-	272,638,519.32	122,039,845.50		

(3) Provision for impairment of construction in progress for the period

Unit: Yuan

Items	Provision made in current period	Reasons for provision made
70,000 Tonnes/Year Technological Upgrade and Expansion Project of Oil Fracturing Proppant Production Line	22,036,588.64	Construction project was suspended.
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	222,474,746.09	Construction project was suspended.
High Precision and Ultra-thin Aluminum Foil Project	51,110,706.00	Construction project was suspended.
Total	295,622,040.73	

(4) Construction materials

Unit: Yuan

Items	Closing balance			Opening balance		
	Carrying balance	Provision for impairment	Carrying amount	Carrying balance	Provision for impairment	Carrying amount
Special equipment	204,874,794.62		204,874,794.62	123,811,236.06		123,811,236.06
Special materials	7,156,720.63		7,156,720.63	41,825,399.11		41,825,399.11
Total	212,031,515.25		212,031,515.25	165,636,635.17		165,636,635.17

23. Bearer biological assets

Not applicable.

24. Oil and gas assets

Not applicable.

25. **Right-of-use assets**

Not applicable.

26. **Intangible assets**

(1) Intangible assets

Unit: Yuan

Items	Land use rights	Non-patented technology	Mining rights	Mine exploration rights	Electrolytic aluminum production indicators	Others	Total
I. Original carrying value							
1. Opening balance	1,627,219,690.75	109,363,240.79	305,206,767.68			85,627,098.99	2,127,416,798.21
2. Additions for the period	11,632,437.00		32,754,882.50	227,836,573.22	826,286,037.25	3,275,862.09	1,101,785,792.06
(1) Purchase					826,286,037.25	3,275,862.09	829,561,899.34
(2) In-house R&D							
(3) Increase in business combination							
Transfer from construction in progress	11,632,437.00						11,632,437.00
Transfer from long-term deferred expenses			32,754,882.50	227,836,573.22			260,591,455.72
3. Reduction for the period						2,788,499.87	2,788,499.87
(1) Disposal						2,788,499.87	2,788,499.87
4.Closing balance	1,638,852,127.75	109,363,240.79	337,961,650.18	227,836,573.22	826,286,037.25	86,114,461.21	3,226,414,090.40
II. Accumulated amortization							
1. Opening balance	226,262,302.08	86,581,373.26	75,058,866.41			64,412,458.58	452,315,000.33
2. Additions for the period	44,707,139.92	8,272,280.43	45,404,761.47			1,052,665.56	99,436,847.38
(1) Provision	44,707,139.92	8,272,280.43	45,404,761.47			1,052,665.56	99,436,847.38
3. Reductions for the period						532,889.30	532,889.30
(1) Disposal						532,889.30	532,889.30
4. Closing balance	270,969,442.00	94,853,653.69	120,463,627.88			64,932,234.84	551,218,958.41
III. Provisions for impairment							
1. Opening balance		3,204,220.67				15,564,994.73	18,769,215.40
2. Additions for the period							
(1) Provision							
3. Reductions for the period							
(1) Disposal							
4. Closing balance		3,204,220.67				15,564,994.73	18,769,215.40
IV. Book value							
1. Book value as at the end of the period	1,367,882,685.75	11,305,366.43	217,498,022.30	227,836,573.22	826,286,037.25	5,617,231.64	2,656,425,916.59
2. Book value as at the beginning of the period	1,400,957,388.67	19,577,646.86	230,147,901.27			5,649,645.68	1,656,332,582.48

Note: In 2019, the amortization of intangible assets amounted to RMB99,436,847.38 (2018: RMB86,264,992.22).

(2) Information on the land use rights for which the certificate of title has not been obtained

Not applicable.

27. **Development expenditures**

Unit: Yuan

Items	Opening balance	Increase during the current period: In-house R&D expenses	Increase during the current period: Others	Decrease during the current period: Recognised as intangible assets	Decrease during the current period: Transfer to profit or loss for the period	Decrease during the current period: Others	Closing balance
Electrolytic aluminum cathode carbon block assembly machine (鋁電解陰極炭塊組裝機)	298,865.64					298,865.64	0
Robotic system for anode rod automatic welding (陽極導桿自動焊接機器人系統)	804,102.59					804,102.59	0
Total	1,102,968.23					1,102,968.23	0

28. **Goodwill**

Not applicable.

29. Long-term deferred expenses

Unit: Yuan

Items	Opening balance	Increase during the current period	Amounts of amortization for the current period	Other decrease	Closing balance
Expenses for mine exploration rights	197,822,774.72	62,768,681.00		260,591,455.72	
Expenses for use of special channels for molten aluminum transportation	53,560,632.20		2,035,172.40		51,525,459.80
Land lease		28,899,842.50	2,556,071.96		26,343,770.54
Water diversion structures relocation		13,393,180.01			13,393,180.01
Railway vehicle use rights	1,793,333.90		1,793,333.90		
Others	322,171.46	4,787,969.03	881,827.01		4,228,313.48
Total	253,498,912.28	109,849,672.54	7,266,405.27	260,591,455.72	95,490,723.83

30. Deferred income tax assets/Deferred income tax liabilities

(1) Deferred income tax assets before offsetting

Unit: Yuan

Items	Closing balance		Opening balance	
	Deductible temporary differences	Deferred income tax assets	Deductible temporary differences	Deferred income tax assets
Provision for asset impairment	653,343,264.99	106,829,286.55	722,746,751.93	135,971,204.83
Unrealised profit of internal transactions	92,584,952.25	17,615,545.36	77,146,613.95	15,405,821.03
Deductible losses	873,770,643.89	141,916,833.02	825,674,264.57	147,708,931.42
Deferred income	47,833,006.44	9,867,048.86	65,791,560.57	13,897,601.44
Amortization of intangible assets	18,170,261.85	4,520,896.21	15,688,722.37	3,848,504.46
Disposal of fixed assets	8,660,885.24	2,165,221.31	8,684,567.37	2,171,141.84
Balance of wages payable	62,858,999.30	9,428,849.90	7,233,547.53	1,085,032.13
Termination benefits	65,524,314.76	11,617,529.95	63,201,917.72	14,644,953.63
Derivative financial liabilities	207,700.00	51,925.00	1,614,775.00	403,693.75
Labor union funds			570,000.00	142,500.00
Amortisation of long-term deferred expenses	23,320,265.27	3,498,039.78		-
Estimated liabilities	5,850,357.45	1,462,589.36	219,892.31	54,973.08
Fair value changes on financial asset through other comprehensive income	14,057,327.47	3,514,331.87		-
Total	1,866,181,978.91	312,488,097.17	1,788,572,613.32	335,334,357.61

(2) Deferred income tax liabilities before offsetting

Unit: Yuan

Items	Closing balance		Opening balance	
	Taxable temporary difference	Deferred income tax liabilities	Taxable temporary difference	Deferred income tax liabilities
Appreciation of assets in business combination not involving enterprises under common control	154,692,623.59	23,203,893.54	167,833,087.60	41,958,271.90
Supporting incentive funds for infrastructure construction	162,632,391.90	27,917,289.97	172,632,391.90	30,417,289.97
Temporary differences on fixed assets	227,565,672.83	42,332,766.33	119,907,797.04	22,778,808.06
Fair value changes on financial asset through other comprehensive income			15,271,230.52	3,817,807.63
Total	544,890,688.32	93,453,949.84	475,644,507.06	98,972,177.56

(3) Deferred income tax assets or liabilities stated on a net basis after offsetting

Unit: Yuan

Items	Offset amount of deferred income tax assets and liabilities as at the end of the period	Closing balance of deferred income tax assets or liabilities after offsetting	Offset amount of deferred income tax assets and liabilities as at the beginning of the period	Opening balance of deferred income tax assets or liabilities after offsetting
Deferred income tax assets	57,470,207.34	255,017,889.83	49,420,388.14	285,913,969.47
Deferred income tax liabilities	57,470,207.34	35,983,742.50	49,420,388.14	49,551,789.42

(4) Breakdown of unrecognised deferred income tax assets

Unit: Yuan

Items	Closing balance	Opening balance
Deductible temporary differences	684,636,999.73	584,612,302.32
Deductible losses	3,418,516,874.06	3,561,658,380.37
Total	4,103,153,873.79	4,146,270,682.69

(5) Deductible losses from unrecognised deferred income tax assets will be due in the following years

Unit: Yuan

Year	Amount as at the end of the period	Amount as at the beginning of the period	Note
2019		539,587,109.40	
2020	15,426,994.85	646,420,263.83	
2021	113,717,381.96	427,083,961.16	
2022	68,754,514.54	283,591,330.28	
2023	125,915,337.19	358,314,489.35	
2024 and beyond	3,094,702,645.52	1,306,661,226.35	
Total	3,418,516,874.06	3,561,658,380.37	

Other explanation:

In 2019, some of the Company's subsidiaries obtained the High and New Technology Enterprise Certificate issued by Yunnan Province Science and Technology Department, the deductible life of their losses has been changed from five years to ten years and the due date of the deductible losses has been extended from 2020 to 2023 to 2024 and beyond (For details, please see Note III(2(a))).

31. Other non-current assets

Whether the new standards for revenue have been adopted

☐ Yes ☑ No

Unit: Yuan

Items	Closing balance	Opening balance
Prepayment for project equipment	322,293,284.92	1,006,169,732.27
Prepayment for land acquisition	198,387,073.30	201,387,073.30
Security deposit for financing lease borrowings	136,100,000.00	422,783,093.44
Prepayments for acquisition of interests	17,790,283.04	
Input tax to be deducted	14,638,193.52	21,684,570.50
Deposit	3,000.00	
Total	689,211,834.78	1,652,024,469.51

Other explanation:

32. Short-term borrowings

(1) Classification of short-term borrowings

Unit: Yuan

Items	Closing balance	Opening balance
Secured borrowings		5,935,380,000.00
Mortgage loans	756,000,000.00	156,000,000.00
Guaranteed loans	420,000,000.00	453,000,000.00
Credit loans	7,325,813,067.79	3,376,636,815.34
Total	8,501,813,067.79	9,921,016,815.34

Explanations on classification of short-term borrowings

A. For details of the information on the collateral of the mortgage loans, please see Note IV(56).

B. As at 31 December 2019, the guaranteed loans from banks amounting to RMB420,000,000.00 (31 December 2018: RMB453,000,000.00) represented borrowings obtained for which the Company provided guarantee for the subsidiaries.

C. As at 31 December 2019, the interest rate of the short-term borrowings ranges from 4.15% to 5.66% (31 December 2018: from 4.13% to 6.00%) per annum.

(2) Outstanding overdue short-term borrowings

Not applicable.

33. Financial liabilities held for trading

Not applicable.

34. Derivative financial liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Derivative financial liabilities	505,150.00	1,649,400.00
Total	505,150.00	1,649,400.00

Other explanation:

35. Notes payables

Unit: Yuan

Category	Closing balance	Opening balance
Commercial bills acceptance	403,269,450.85	119,428,444.39
Bank acceptance draft	872,978,400.43	1,551,592,718.69
Total	1,276,247,851.28	1,671,021,163.08

36. Trade payables

(1) Trade payables are presented as follows:

Unit: Yuan

Items	Closing balance	Opening balance
Payable for construction projects	1,445,235,774.68	1,258,562,374.42
Payable for purchase of materials	2,339,074,311.31	1,861,369,039.34
Delivery fees payable	360,554,919.67	308,287,969.07
Payables for purchase of equipment	128,132,250.23	106,257,981.69
Utilities payable	1,451,984,775.14	1,212,258,318.18
Payable for processing and repairs	69,021,029.72	102,735,925.83
Surveying fees payable	16,675,024.69	1,577,037.80
Payable for labor services	40,454,120.64	24,254,510.24
Other payables	37,891,586.28	41,427,514.77
Total	5,889,023,792.36	4,916,730,671.34

(2) Significant trade payables aged over 1 year

Unit: Yuan

Item	Closing balance	Reason for non-repayment or carrying forward
Trade payables aged over 1 year	513,796,213.14	It was mainly comprised of payables for purchase of equipment, payables for construction projects and payables for purchase of materials. Such payables have not been settled since the relevant projects have not yet passed acceptance.
Total	513,796,213.14	

37. Receipts in Advance

Whether the new standards for revenue have been adopted

☐ Yes ☑ No

(1) Receipts in advance are presented as follows:

Unit: Yuan

Items	Closing balance	Opening balance
Advance receipts for goods sold	176,919,069.44	147,036,803.55
Rental fees received in advance	28,519.00	4,000.00
Advances on transportation fees	1,394,661.81	1,310,301.15
Advances on others	817,323.81	979,581.51
Total	179,159,574.06	149,330,686.21

(2) Significant receipts in advance aged over 1 year

Not applicable.

(3) Amounts settled but uncompleted arising from construction contracts as at the end of the period

Not applicable.

38. Contract liabilities

Not applicable.

39. Employee emolument payable

(1) Employee emolument payable is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
I. Short-term emolument	168,164,594.91	1,439,663,524.27	1,466,453,744.41	141,374,374.77
II. Post-employment benefits – defined contribution plan	12,358,294.18	229,730,569.65	222,589,000.24	19,499,863.59
III. Termination benefits	13,597,065.02	8,850,300.84	10,251,147.36	12,196,218.50
Total	194,119,954.11	1,678,244,394.76	1,699,293,892.01	173,070,456.86

(2) Short-term emolument is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Salaries, bonuses, allowances and subsidies	78,089,079.77	1,103,508,462.14	1,109,907,862.89	71,689,679.02
2. Staff benefit		96,639,414.98	96,639,414.98	
	7,477,647.46	101,598,638.71	99,783,356.49	9,292,929.68
3. Social insurance premium				
Including: Medical insurance premium	6,326,911.42	86,085,539.96	84,591,477.08	7,820,974.30
Work injury insurance premium	859,475.99	5,967,239.91	5,926,577.87	900,138.03
Maternity insurance premium	291,260.05	9,545,858.84	9,265,301.54	571,817.35
4. Housing funds	12,883,259.58	103,230,207.76	101,609,461.52	14,504,005.82
5. Labor union fund and employee education fund	30,802,336.79	29,381,580.03	25,144,198.42	35,039,718.40
Others	38,912,271.31	5,305,220.65	33,369,450.11	10,848,041.85
Total	168,164,594.91	1,439,663,524.27	1,466,453,744.41	141,374,374.77

(3) Defined contribution plan is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Basic pension insurance	8,668,010.24	153,909,017.40	150,515,297.39	12,061,730.25
2. Unemployment insurance expenses	414,506.40	6,170,272.37	6,062,949.92	521,828.85
3. Enterprise annuity payment	3,275,777.54	69,651,279.88	66,010,752.93	6,916,304.49
Total	12,358,294.18	229,730,569.65	222,589,000.24	19,499,863.59

(4) Termination benefits payable is presented as follows:

Unit: Yuan

Items	31 December 2019	31 December 2018
Early retirement benefits payable *(Note IV(31))*	12,196,218.50	13,597,065.02
Other termination benefits *(i)*		
Total	12,196,218.50	13,597,065.02

In 2019, other termination benefits paid by the Group for termination of the employment relationship amounted to RMB595,193.50.

40. Taxes payable

Unit: Yuan

Items	Closing balance	Opening balance
Value-added tax ("VAT")	70,411,670.20	44,149,420.74
Corporate income tax	36,216,050.71	1,694,516.17
Individual income tax	3,373,100.71	1,014,150.50
Urban maintenance and construction tax	3,443,479.29	2,532,342.94
Resources tax	16,830,916.86	14,902,569.36
Environmental protection tax	18,314,247.68	6,792,164.68
Land use tax	8,513,633.67	6,405,809.12
Stamp duty	8,416,963.50	5,889,268.61
Withholding tax	236,361.22	2,372,922.01
Property tax	4,113,689.22	2,076,096.97
Educational surcharge	2,078,521.59	1,423,359.38
Local educational surcharge	1,385,681.06	963,758.51
Other taxes	60,000.00	2,096,235.38
Total	173,394,315.71	92,312,614.37

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

41. Other payables

Unit: Yuan

Items	Closing balance	Opening balance
Interest payable	17,838,951.86	47,557,849.62
Other payables	349,921,585.92	237,115,641.10
Total	367,760,537.78	284,673,490.72

(1) Interest payable

Unit: Yuan

Items	Closing balance	Opening balance
Interest on long-term borrowings with interest payments by instalment and principal payments at due	12,596,184.55	11,509,894.81
Interest payable on short-term borrowings	5,242,767.31	17,634,362.94
Interest on long-term payables		18,413,591.87
Total	17,838,951.86	47,557,849.62

(2) Dividends payable

Not applicable.

(3) Other payables

1) Disclosure of other payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Borrowings	105,399,325.00	70,331,372.03
Deposit	61,369,739.20	42,564,635.79
Freight charges and loading and unloading fees	605,182.00	34,734,642.86
Payables for exploration right	10,500,000.00	10,500,000.00
Payables for construction quality guarantee deposit	16,992,262.32	10,203,878.20
Payables for agency service fee	1,138,470.02	2,501,139.99
Payables for equity acquisition	69,311,924.57	2,178,642.34
Payables for Party building funds	12,818,823.88	2,007,800.68
Other withholdings	71,785,858.93	62,093,529.21
Total	349,921,585.92	237,115,641.10

2) Other significant payables aged over 1 year

Other explanation

As at 31 December 2019, other payables aged over 1 year with carrying amount of RMB126,666,544.47 (31 December 2018: RMB108,578,791.04) were mainly borrowings, deposit and exploration rights. The amount has not been settled.

42. Liabilities held for sale

Not applicable.

43. Non-current liabilities due within one year

Unit: Yuan

Items	Closing balance	Opening balance
Long-term borrowings due within one year	2,144,980,000.00	1,856,660,000.00
Long-term payables due within one year	1,808,711,034.84	2,111,320,699.23
Total	3,953,691,034.84	3,967,980,699.23

44. Other current liabilities

Not applicable.

45. Long-term borrowings

(1) Classification of long-term borrowings

Unit: Yuan

Items	Closing balance	Opening balance
Mortgage borrowings	751,000,000.00	695,000,000.00
Guaranteed borrowings	1,905,160,000.00	2,921,420,000.00
Credit loans	4,190,000,000.00	2,254,077,431.00
Less: long-term borrowing due within one year	-2,144,980,000.00	-1,856,660,000.00
Total	4,701,180,000.00	4,013,837,431.00

Explanations on classification of long-term borrowings:

A. For details of the information on the collaterals for the mortgage borrowings, please refer to Note IV(56).

B. As at 31 December 2019, the guaranteed borrowings from banks amounting to RMB1,850,760,000.00 (31 December 2018: RMB2,588,486,159.32) were guaranteed by the Company for subsidiaries of the Group and the principal thereof shall be fully repaid on 21 August 2027; as at 31 December 2019, the guaranteed borrowings from banks amounting to RMB54,400,000.00 (31 December 2018: RMB332,933,840.68) were guaranteed by the parent company of the Company and the principal thereof shall be fully repaid on 23 February 2021.

C. As at 31 December 2019, the interest rates of the long-term borrowings range from 1.20% to 6.37% (31 December 2018: from 1.20% to 6.37%) per annum.

46. Bonds payables

Not applicable.

47. Lease liabilities

Not applicable.

48. Long-term payables

Unit: Yuan

Items	Closing balance	Opening balance
Long-term payables	1,398,427,210.26	2,660,350,344.40
Special payables	990,000.00	990,000.00
Total	1,399,417,210.26	2,661,340,344.40

(1) Classification of long-term payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Finance lease borrowings	2,912,466,896.83	4,771,671,043.63
Payables for construction equipment	294,671,348.27	
Less: long-term payables due within one year	-1,808,711,034.84	-2,111,320,699.23
Total	1,398,427,210.26	2,660,350,344.40

(2) Special payables

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Special payables	990,000.00			990,000.00	
Total	990,000.00			990,000.00	

49. Long-term staff salaries payable

(1) Table for long-term staff salaries payable

Unit: Yuan

Items	Closing balance	Opening balance
II. Termination benefits	74,616,243.64	86,804,558.88
Less: portion to be paid within one year	-12,196,218.50	-13,597,065.02
Total	62,420,025.14	73,207,493.86

(2) Changes in defined benefit plan

Not applicable.

50. Estimated liabilities

Whether the new standards for revenue have been adopted

☐ Yes ☑ No

Unit: Yuan

Items	Closing balance	Opening balance	Reasons
Reclamation fees	6,152,698.72	8,647,119.19	Mining of bauxite
Waste residue disposal fees	66,781,253.14	91,671,325.02	Production of electrolytic aluminum
Total	72,933,951.86	100,318,444.21	

51. Deferred income

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Government grants	200,327,500.53	54,531,963.00	43,496,664.51	211,362,799.02	Asset-related government grants and government grants that are used to compensate costs or losses in subsequent periods
Total	200,327,500.53	54,531,963.00	43,496,664.51	211,362,799.02	

Items involving government grants:

Unit: Yuan

Items of liabilities	Opening balance	Amount of increase in subsidies during the current period	Amount included in non-operating income for the current period	Amount account for in the other income	Amount of costs written down for the current period	Other changes	Closing balance	Assets related/ Income related
Subsidies for aluminum project infrastructure grants	113,127,907.13	33,000,000.00		4,165,916.77			141,961,990.36	Assets related
R&D subsidies	37,665,638.32	18,991,163.00		27,853,784.74			28,803,016.58	Income related
Special subsidies for industry leaders	10,529,364.74	1,937,300.00		10,033,069.99			2,433,594.75	Income related
Other items	39,004,590.34	603,500.00		341,922.10		1,101,970.91	38,164,197.33	Income related
Total	200,327,500.53	54,531,963.00		42,394,693.60		1,101,970.91	211,362,799.02	

52. Other non-current liabilities

Whether the new standards for revenue have been adopted

☐ Yes ☑ No

Unit: Yuan

Items	Closing balance	Opening balance
Special payables – state funds for the demonstration project of environmental protection technology for recycling of aluminum ash	8,000,000.00	8,000,000.00
Total	8,000,000.00	8,000,000.00

Other explanation:

53. **Share capital**

Unit: Yuan

	Opening balance	Increase/decrease (+/-) Issue of new shares	Bonus issue	Reserve funds converting into share capital	Others	Subtotal	Closing balance
Total shares	2,606,838,797.00	521,367,759.00				521,367,759.00	3,128,206,556.00

Other explanation:

According to the Reply and Approval on the Non-public Issuance of Shares of Yunnan Aluminum Co., Ltd. (Zheng Jian Xu Ke [2019] No. 1928) (《關於核准雲南鋁業股份有限公司非公開發行股票的批覆》(證監許可[2019]1928號)) issued by the China Securities Regulatory Commission on 21 October 2019, the Company was approved to issue 521,367,759 ordinary shares at an issue price of RMB4.10 per share. The abovementioned funds have been paid up on 23 December 2019 and verified by Ruihua Certified Public Accountants LLP which has issued the Capital Verification Report (Rui Hua Yan Zi [2019] No. 53100002).

54. **Other equity instruments**

Not applicable.

55. **Capital reserve**

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Capital premium *(share premium)*	6,255,752,780.59	1,586,351,244.62	3,962,000.00	7,838,142,025.21
Other capital reserve	184,028,476.81	1,101,970.91		185,130,447.72
Total	6,439,781,257.40	1,587,453,215.53	3,962,000.00	8,023,272,472.93

Other explanation (including explanations on increase/decrease in the amount during the current period and the reasons therefor):

(1) In December 2019, the Company issued 521,367,759 shares in a non-public way and raised proceeds in an aggregate amount of RMB2,137,607,811.90, among which, the registered capital increased by RMB521,367,759.00 and the premium on share capital was RMB1,586,351,244.62 after deduction of issuance costs.

On 29 February 2019, the Company acquired the 11.01% equity interest which was held by Yiliang Chihong Mining Co., Ltd. ("Yiliang Chihong") in Yunnan Yunlv Haixin, a controlled subsidiary of the Company, and the Company paid the transaction consideration of RMB136,027,100.00 and obtained the difference in the book value of net assets of RMB3,962,000.00, offsetting the capital premium.

(2) The increase in other capital reserve arose from the transfer of "Water/electricity/heat supply and property management". The separation and transfer of "Water/electricity/heat supply and property management" refers to a policy that the state-owned enterprises separate the functions of water, electricity, heat supply and property management in the residential areas of families of the employees from the state-owned enterprises and transfer that to the non-governmental professional unit for management. Wenshan Aluminum received government grant of RMB1,101,970.91 which was included in other capital reserve.

56. **Treasury stocks**

Not applicable.

57. Other comprehensive income

Unit: Yuan

	Amount for the current period							
Items	Opening balance	Amount for the period before income tax	Less: amount included in other comprehensive income during the previous period but transferred to profit or loss in the current period	Less: amount included in other comprehensive income during the previous period but transferred to retained earning in the current period	Less: income tax expenses	Attributable to the parent company after taxation	Attributable to minority shareholders after taxation	Closing balance
I. Other comprehensive incomes that cannot be reclassified into profit or loss	-54,652,790.29	18,218,001.06			-7,332,139.49	25,550,140.54		-29,102,649.75
Changes in fair value of other equity instrument investments	-54,652,790.29	18,218,001.06			-7,332,139.49	25,550,140.54		-29,102,649.75
II. Other comprehensive income which will be reclassified into profit or loss	1,045,347.42	2,984,539.83			351,768.75	2,538,553.40	94,217.68	3,583,900.82
Reserves for cash flows hedges	-1,211,081.25	1,109,625.00			351,768.75	757,856.25		-453,225.00
Difference arising from translation of financial statements in foreign currencies	2,256,428.67	1,874,914.83				1,780,697.15	94,217.68	4,037,125.82
Total of other comprehensive income	-53,607,442.87	21,202,540.88			-6,980,370.74	28,088,693.94	94,217.68	-25,518,748.93

58. Special reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Funds for production safety	37,135,895.12	104,083,278.70	88,516,839.70	52,702,334.12
Total	37,135,895.12	104,083,278.70	88,516,839.70	52,702,334.12

59. Surplus reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Statutory surplus reserve	268,071,434.02			268,071,434.02
Discretionary surplus reserve	76,973,977.61			76,973,977.61
Total	345,045,411.63			345,045,411.63

Explanation on surplus reserve (including explanations on increase/decrease in the amount during the current period and the reasons therefor):

60. Undistributed profits

Unit: Yuan

Items	For the current period	For the previous period
Undistributed profit as at the end of the prior period before adjustments	-1,138,698,238.89	509,720,634.15
Total amount of adjustments for undistributed profits as at the beginning of period ("+" for add; "-" for less)	39,433,544.97	
Undistributed profit as at the beginning of the period after adjustments	-1,099,264,693.92	509,720,634.15
Add: net profit attributable to owners of the parent company for the period	495,225,700.67	-1,466,019,023.23
Common stock dividends payable		182,399,849.81
Undistributed profit as at the end of the period	-604,038,993.25	-1,138,698,238.89

Breakdown of adjustments for undistributed profits as at the beginning of the period:

1) The effect of the retrospective adjustments arising from CAS and their new related requirements on the undistributed profits as at the beginning of the period amounted to nil.

2) The effect of the changes in accounting policies on the undistributed profits as at the beginning of the period amounted to 39,433,544.97.

3) The effect of corrections of significant accounting errors on the undistributed profits as at the beginning of the period amounted to nil.

4) The effect of the change of the scope of combination under common control on the undistributed profits as at the beginning of the period amounted to nil.

5) The effect of other adjustments on the undistributed profits as at the beginning of the period amounted to nil.

61. Operating revenue and operating cost

Unit: Yuan

Items	Revenue	Cost	Revenue	Cost
Main business	24,083,330,520.21	20,847,674,031.94	21,317,220,826.27	19,777,267,730.59
Other business	200,292,866.66	192,650,771.61	372,131,839.80	367,349,346.85
Total	24,283,623,386.87	21,040,324,803.55	21,689,352,666.07	20,144,617,077.44

Whether the new standards for revenue have been adopted

☐ Yes ☑ No

Other explanation

62. Taxes and surcharges

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Consumption tax		
Urban maintenance and construction tax	23,201,363.27	21,284,615.71
Educational surcharges	25,561,891.58	20,178,821.91
Resource tax	73,273,451.16	
Property tax	39,852,906.53	38,432,155.73
Land use tax	31,997,378.00	23,627,478.53
Vehicle and vessel use tax	144,642.41	161,860.60
Stamp duty	30,808,888.69	26,349,861.00
Environmental protection tax	67,348,697.99	23,341,217.82
Other taxes	89,565.20	
Total	292,278,784.83	153,376,011.30

Other explanation:

63. Selling expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Freight charges	427,717,447.72	359,208,132.22
Employment benefits	25,237,298.76	40,009,706.11
Packing expenses	38,752,958.08	18,599,654.64
Handling charges	17,301,765.37	16,798,604.37
Warehousing and custodian expense	18,749,168.34	13,464,977.00
Sales and service expenses	2,535,934.99	3,186,717.02
Depreciation charges	676,087.06	1,448,988.85
Others	7,993,113.29	10,299,523.12
Total	538,963,773.61	463,016,303.33

Other explanation:

64. Administrative expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Repair charges	293,336,075.36	568,552,055.29
Employee emolument	305,844,908.11	333,488,592.58
Depreciation charges	61,246,286.15	80,078,298.51
Amortization of long-term deferred expenses	1,839,468.71	54,379,219.42
Machinery material consumables	12,330,161.01	43,855,113.46
Amortisation of intangible assets	33,456,589.41	37,694,064.61
Insurance premium	18,634,304.55	33,068,721.21
Office expenses	12,314,680.52	21,160,723.22
Leasing fees	4,969,286.73	20,600,843.23
Greening fee	6,851,079.43	11,021,107.07
Consulting fees	11,286,488.47	9,209,978.99
Party construction expenses	8,562,204.22	8,286,049.64
Freight charges	9,036,555.30	4,970,771.30
Utilities	4,948,710.81	2,438,758.88
Others	42,471,049.84	33,085,606.29
Total	827,127,848.62	1,261,889,903.70

Other explanation:

65. Research and development expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Research and development cost	10,281,521.41	27,381,460.30
Total	10,281,521.41	27,381,460.30

Other explanation:

66. Finance costs

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Interest expenses	1,067,825,456.82	1,080,686,372.98
Less: capitalised interest expenses	122,039,845.50	169,280,293.73
Expensed interest expenses	945,785,611.32	911,406,079.25
Less: interest income	46,865,036.81	43,025,434.29
Foreign exchange loss (profit is represented by "-")	-3,387,078.56	-9,663,451.05
Others	2,617,978.96	2,889,304.73
Total	898,151,474.91	861,606,498.64

Other explanation:

67. Other income

Unit: Yuan

Source of other income	Amount for the current period	Amount for the previous period
Government grants		
Subsidies for aluminum project infrastructure	4,165,916.77	1,899,013.19
R&D subsidy	37,084,484.74	18,856,420.57
Special subsidies for industry leaders	10,033,069.99	86,833.89
Subsidies and incentives for production and operation	84,034,650.00	2,830,000.00
Financial supporting funds	857,000.00	4,906,400.00
Industrial development grant	14,550,000.00	12,820,650.00
Subsidies for guaranteeing employment	44,198,273.28	781,901.55
Others	19,119,401.13	22,007,930.52
Total	214,042,795.91	64,189,149.72

68. Investment income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Income from long-term equity investments measured under equity method	23,343,696.46	9,872,798.43
Investment income on financial assets available for sale during the holding period		5,912,000.00
Investment income of other equity instruments during the holding period	552,155.33	
Others	-269,844.63	377,512.80
Total	23,626,007.16	16,162,311.23

69. Gain from net exposure hedges

Not applicable.

70. Gain arising from the changes in fair value

Unit: Yuan

Sources of gains from changes in fair value	Amount for the current period	Amount for the previous period
Financial liabilities held for trading		343,125.00
Total		343,125.00

Other explanation:

71. Credit impairment losses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Bad debt losses of other receivables	-3,620,174.18	
Reversal on bad debts of trade receivables	11,258,236.26	
Total	7,638,062.08	

72. Assets impairment loss

Whether the new standards for revenue have been adopted

☐ Yes ☑ No

Unit: Yuan

Items	**Amount for the current period**	**Amount for the previous period**
I. Bad debt loss		-89,497,292.92
II. Inventory impairment losses	-22,493,848.26	-231,954,171.76
		-39,433,544.97
III. Impairment losses of available-for-sale financial assets		
VII. Impairment losses of fixed assets	-9,529,259.94	-209,957,577.82
IX. Impairment losses of construction in progress	-295,422,040.73	-61,881,466.31
XIV. Others	-72,600.00	-235,633.74
Total	-327,517,748.93	-632,959,687.52

73. Gains (losses) on disposal of assets

Unit: Yuan

Source of gain on disposal of assets	**Amount for the current period**	**Amount for the previous period**
Losses on disposal of fixed assets	11,568,240.51	15,805,990.73

74. Non-operating income

Unit: Yuan

Items	**Amount for the current period**	**Amount for the previous period**	**Amount included in non-recurring profit or loss for the current period**
Gains on restructuring of debts	14,710,450.50	17,000.00	14,710,450.50
Government grants	851,500.00	3,376,997.94	851,500.00
Others	6,142,920.90	2,674,851.86	6,142,920.90
Total	21,704,871.40	6,068,849.80	

75. Non-operating expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
External donation	4,432,761.91	2,066,806.39	4,432,761.91
Losses on damage and retirement of non-current assets	1,264,036.54	5,122,468.31	1,264,036.54
Others	2,178,329.61	6,423,684.30	2,178,329.61
Total	7,875,128.06	13,612,959.00	

76. Income tax expenses

(1) Income tax expenses table

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Current income tax expenses	27,031,154.51	8,391,904.68
Deferred income tax expenses	24,308,403.47	-60,868,837.38
Total	51,339,557.98	-52,476,932.70

(2) Reconciliations between accounting profit and income tax expenses

Unit: Yuan

Items	Amount for the current period
Total profit	596,545,798.99
Income tax expenses calculated at statutory/applicable tax rate	149,136,449.75
Effect of different tax rates applied by subsidiaries	-88,641,837.62
Effect of adjustments for income tax for prior period	2,405,743.49
Effect of income not subject to tax	-4,136,837.21
Effect of costs, expenses and losses not deductible for tax purpose	3,359,637.82
Effect of utilisation of previously unrecognised deductible losses on deferred income tax assets	-82,189,436.72
Effect of deductible temporary differences or deductible losses on deferred income tax assets unrecognised in the current period	63,340,968.63
Influence of tax rate change	41,482,349.74
Recognition of deductible temporary differences not recognised as deferred income tax assets during the previous period	-28,142,530.37
Effect of unrecognised deductible losses on deferred income tax assets during the year	29,366,875.12
Effect of additions and deductions in research and development expenditures	-1,886,716.34
Tax credit for environmental equipment	-32,755,108.31
Income tax expenses	51,339,557.98

77. Other comprehensive income

Please refer to notes for details.

78. Items of statement of cash flows

(1) Other cash received relating to operating activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Government grants	227,031,565.31	112,650,995.57
Deposits	43,758,525.29	70,265,511.88
Interest income	46,865,036.81	43,025,434.29
Insurance compensation	8,436,747.10	12,394,739.62
Others	4,992,616.30	29,555,665.84
Total	331,084,490.81	267,892,347.20

(2) Other cash paid relating to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Performance security	18,805,103.41	12,597,393.43
Comprehensive service fees, fees for property leasing	28,602,018.52	9,915,840.55
Security deposit for land reclamation	34,898,718.80	
Administrative expenses	33,151,026.06	37,073,504.21
Outflow of current accounts	22,681,207.41	33,257,311.27
Insurance premium	12,675,657.44	19,048,308.45
Consultation, audit and valuation fees	11,286,488.47	3,092,347.29
Donations for poverty alleviation	4,432,761.91	2,066,806.39
Bank charges	2,617,978.96	2,889,304.73
Entertainment expenses	1,714,042.13	1,166,587.25
Sewage fee	96,517.74	10,032,841.82
Others	19,581,899.46	9,992,684.74
Total	190,543,420.31	141,132,930.13

(3) Other cash received relating to investing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Recovery of margin on futures		69,090,453.44
Total		69,090,453.44

(4) Other cash paid relating to investing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Payment for margin on futures	17,879,941.32	
Total	17,879,941.32	

(5) Other cash received related to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Borrowings received under finance leases	627,800,000.00	2,866,825,000.00
Receipt of temporary borrowings	60,000,000.00	
State funds for the demonstration project of environmental protection technology for recycling of aluminum ash		8,000,000.00
Total	687,800,000.00	2,874,825,000.00

(6) Other cash paid relating to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Repayment of borrowings for finance lease	2,231,191,101.86	2,054,440,833.44
Payment for purchase of minority interests	183,013,600.00	
Repayment of temporary borrowings	24,932,047.03	
Share issuance costs	4,152,959.23	
Security deposit for borrowings	200,000.00	55,189,436.24
Total	2,443,489,708.12	2,109,630,269.68

79. Supplementary information to cash flow statement

(1) Supplementary information to the cash flow statement

Unit: Yuan

Supplementary information	Amount for the period	Amount for the previous period
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	545,206,241.01	-1,745,672,857.44
Add: provision for asset impairment	319,879,686.85	632,959,687.52
Depreciation of fixed assets, depletion from oil and gas assets and depreciation of productive biological assets	1,274,362,614.13	1,127,995,036.49
Amortisation of intangible assets	99,436,847.38	86,264,992.22
Amortisation of long-term prepaid expenses	7,266,405.27	58,015,982.08

Unit: Yuan

Supplementary information	Amount for the period	Amount for the previous period
Loss on disposal of fixed assets, intangible assets and other long-term assets (profit is represented by "-")	11,568,240.51	15,805,990.73
Losses on retirement of fixed assets (profit is represented by "-")	1,264,036.54	5,122,468.31
Losses from changes in fair value (profit is represented by "-")		-343,125.00
Financial expenses (profit is represented by "-")	943,173,606.75	901,742,628.20
Investment losses (profit is represented by "-")	-23,626,007.16	-16,162,311.23
Decrease in deferred tax assets (increase is represented by "-")	22,846,260.44	-32,662,283.97
Increase in deferred tax liabilities (decrease is represented by "-")	-1,700,420.10	-28,206,553.41
Decrease in inventories (increase is represented by "-")	607,732,266.48	248,166,530.98
Decrease in operating receivables (increase is represented by "-")	-193,862,583.12	219,382,938.12
Increase in operating payables (decrease is represented by "-")	70,373,451.99	-1,129,960,463.69
Others		-5,122,840.41
Net cash flows from operating activities	3,683,920,646.97	337,325,819.50
2. Significant investing and financing activities not involving cash receipts and payments:		
3. Net changes in cash and cash equivalents:		
Closing balance of cash	3,260,720,019.60	3,044,582,761.21
Less: opening balance of cash	3,044,582,761.21	3,116,187,536.77
Net increase in cash and cash equivalents	216,137,258.39	-71,604,775.56

(2) Net cash paid for acquisition of subsidiaries during the period

Not applicable.

(3) Net cash received from disposal of subsidiaries during the period

Not applicable.

(4) Composition of cash and cash equivalent

Unit: Yuan

Items	Closing balance	Opening balance
1. Cash	3,260,720,019.60	3,044,582,761.21
Including: Cash on hand	101,043.96	90,661.13
Bank deposits readily available for payment	3,260,618,975.64	3,044,492,100.08
3. Closing balance of cash and cash equivalents	3,260,720,019.60	3,044,582,761.21

80. Notes to the statement of changes in equity

Not applicable.

81. Assets with restricted ownership or use rights

Unit: Yuan

Items	Closing carrying amount	Reason for restriction
Monetary funds	791,551,295.39	Please see below for details
Fixed assets	6,994,627,623.03	Please see below for details
Intangible assets	707,547,375.47	Please see below for details
Receivables financing	126,796,836.98	Please see below for details
Inventories	107,765,748.16	Please see below for details
Total	8,728,288,879.03	

Other explanation:

As at 31 December 2019, monetary funds of RMB791,551,295.39 were restricted. Among them, short-term borrowings of RMB156,000,000.00 was obtained via RMB31,200,000.00 as security deposit, and RMB724,447,776.59 was used as security deposit to apply to banks for issuing bills and letters of credit; RMB34,898,718.80 was used as security for land reclamation. A payment of RMB1,004,800.00 was judicially frozen (As at 31 December 2018, monetary funds of RMB1,344,950,060.81 was restricted, of which RMB155,000,000.00 of short-term borrowings and RMB10,000,000.00 of long-term borrowings was obtained via RMB41,000,000.00 as security deposit; RMB1,303,950,060.81 of long-term borrowings was applied to banks as margin deposits for issuing notes and letters of credit).

As at 31 December 2019, land use rights and bauxite mining rights with a book value of RM707,547,375.47 (original value: RMB834,570,435.56) (31 December 2018: a book value of RMB485,059,689.21, original value: RMB 557,382,735.49), Machinery and equipment with a book value of RMB6,994,627,623.03 (original value: RMB11,302,357,019.28) (31 December 2018: book value: RMB 8,942,099,472.82, original value: RMB12,248,619,611.80, raw materials and work in progress with a book value of RMB107,765,748.16 (2018: Nil) and Bank acceptance bills of RMB126,796,836.98 (31 December 2018: RMB15,900,000.00) were pledged to secure short-term borrowings RMB756,000,000.00 (31 December 2018: RMB156,000,000.00), long-term borrowings RMB751,000,000.00 (31 December 2018: RMB695,000,000.00), long-term payables of RMB2,912,466,896.83 (31 December 2018: RMB4,771,671,043.63) and issuance of bank acceptance notes of RMB2,229,069,780.00 (31 December 2018: RMB1,972,021,163.08).

82. Foreign currency monetary items

(1) ***Foreign currency monetary items***

Unit: Yuan

Items	Closing balance of foreign currency	Exchange rate	Closing balance converted into Renminbi
Monetary funds			
Including: USD	20,788,411.78	6.9762	145,024,118.26
EUR	33.85	7.8155	264.55
HKD	5,196,363.57	0.8958	4,654,902.49
AUD	124,905.32	4.8843	610,075.05
Trade receivables			
Including: USD	3,379,972.96	6.9762	23,579,367.35
EUR	8,618.95	7.8155	67,361.40
HKD			
AUD	185,628.79	4.8843	906,666.68
Long-term loans and borrowings			
Including: USD			
EUR			
HKD			

(2) ***Description of overseas business entities, including important overseas business entities, shall disclose their main overseas business places, recording currency and selection basis, and shall disclose the reasons for any change in the recording currency.***

Not applicable.

83. Hedging

Not applicable.

84. Government grants

(1) ***Basic information of government grants***

Unit: Yuan

Class	Amount	Presentation item	Amount included in current profit or loss
Subsidies for infrastructure construction of aluminum projects	33,000,000.00	Deferred gains	555,555.56
R&D subsidies	28,221,863.00	Deferred income/ other income	11,046,729.67
Special subsidies for industry leaders	1,937,300.00	Deferred gains	28,559.94
Production and operation subsidies	84,034,650.00	Other income	84,034,650.00
Financial support funds	857,000.00	Other income	857,000.00
Subsidy for industrial development	14,550,000.00	Other income	14,550,000.00
Stable position subsidies	44,198,273.28	Other income	44,198,273.28
Others	20,232,479.03	Other income	19,970,901.13
Total	227,031,565.31		175,241,669.58

(2) ***Refund of government grants***

Not applicable.

85. Others

Not applicable.

VIII. CHANGES IN THE SCOPE OF CONSOLIDATION

1. Business combination not under common control

Not applicable.

2. Business combination under common control

Not applicable.

3. Reverse purchase

Not applicable.

4. Disposal of subsidiaries

Not applicable.

5. Changes in consolidation scope due to other reasons

Not applicable.

6. Others

Not applicable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

IX. INTERESTS IN OTHER ENTITIES

1. Interests in subsidiaries

(1) Composition of the Group

Name of subsidiary	Principal place of business	Place of registration	Nature of business	Percentage of shareholding		Acquisition method
				Direct	Indirect	
Yunnan Yunlv Yongxin	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	67.33%		Establishment via capital contribution
Yunnan Yunlv Runxin	Gejiu, Yunnan	Gejiu, Yunnan	Manufacturing	70.14%		Business combination not under common control
Yunnan Wenshan	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing	100.00%		Business combination not under common control
Yunnan Yunlv Zexin	Yunnan Fuyuan	Yunnan Fuyuan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Aluminum International	Hong Kong	Hong Kong	Trading	100.00%		Establishment via capital contribution
Yunnan Yunlv Leaxin	Lijiang, Yunnan	Lijiang, Yunnan	Manufacturing	60.00%		Establishment via capital contribution
Yunnan Yunlv Hongxin	Dehong, Yunnan	Dehong, Yunnan	Manufacturing	70.00%		Establishment via capital contribution
Yunnan Huaping Fengxin Electric Power Development Co., Ltd (雲南華坪灃鑫電力開發有限公司)	Huaping, Yunnan	Huaping, Yunnan	Manufacturing	51.00%		Establishment via capital contribution
Yunnan Yuanxin	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Haoxin	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Yunlv Huixin	Kunming, Yunnan	Kunming, Yunnan	Commerce	51.00%		Establishment via capital contribution
Yunnan Yunlv Huichuang Green Energy Battery Co., Ltd (雲南雲鋁慧創綠能電池限公司)	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	95.00%	5.00%	Establishment via capital contribution
Yunnan Yunlv Yixin	Heqing, Yunnan	Heqing, Yunnan	Manufacturing	59.97%		Business combination not under common control
Yunnan Yunlv Haixin	Zhaotong, Yunnan	Zhaotong, Yunnan	Manufacturing	75.00%		Capital Increase
American Technology	USA	USA	Commerce	34.00%		Business combination under common control
Yunnan Yunlv Luyuan	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Yunlv Yuxin	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	94.35%		Business combination not under common control

Name of subsidiary	Principal place of business	Place of registration	Nature of business	Percentage of shareholding		Acquisition method
				Direct	Indirect	
Yunnan Runmai New Energy Vehicle Co., Ltd. (雲南潤邁新能源車業有限公司)	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	50.00%		Establishment via capital contribution
Yunnan Yunlv Logistics	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Chuangneng Metal	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Yaneng Carbon Asset Management Co., Ltd. (雲南亞能碳資產管理有限公司)	Kunming, Yunnan	Kunming, Yunnan	Trading	41.00%		Establishment via capital contribution
Shanghai Huxin Aluminum Foil Co., Ltd. (上海滬鑫鋁箔有限公司)	Shanghai	Shanghai	Manufacturing		100.00%	Business combination not under common control
Wenshan Aluminum Xichou Mining Co., Ltd(文山鋁業西疇礦業有限公司)	Xichou, Yunnan	Xichou, Yunnan	Mining		100.00%	Establishment via capital contribution
Wenshan Aluminum Yanshan Mining Co., Ltd(文山鋁業硯山礦業有限公司)	Yanshan, Yunnan	Yanshan, Yunnan	Mining		100.00%	Establishment via capital contribution
Wenshan Aluminum Guangnan Mining Ltd (文山鋁業廣南礦業有限公司)	Guangnan, Yunnan	Guangnan, Yunnan	Mining		100.00%	Establishment via capital contribution
Yunnan Yongshun Aluminum Co., Ltd. (雲南涌順鋁業有限公司)	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing		51.00%	Establishment via capital contribution

Explanation on the difference between the proportion of shareholding in subsidiaries and the proportion of voting rights:

Nil.

Basis for holding half or less than half of the voting rights but still controlling the investee, and holding more than half of the voting rights but not controlling the investee:

Nil.

Basis for control of significant structured entities included in the scope of consolidation: Not applicable.

Basis for determining whether the Company is an agent or a principal: Not applicable.

Other description: Not applicable.

(2) Significant non-wholly owned subsidiaries

Unit: Yuan

Name of subsidiary	Shareholdings of minority shareholders	Profit or loss attributable to minority shareholders during the period	Dividends declared to minority shareholders during the current period	Closing balance of minority interests
Yunnan Yunlv Yongxin	32.67%	29,220,061.34		221,274,289.78
Yunnan Yunlv Runxin	29.86%	1,085,544.18		163,789,886.33
Yunnan Yunlv Haixin	25.00%	64,896,136.40		358,390,152.84
Yunnan Yunlv Yixin	40.03%	27,080,575.85		855,102,909.08

Explanation on the difference between the proportion of shares held by minority shareholders of subsidiaries and the proportion of voting rights: Nil.

Other description: Nil.

(3) Main financial information of significant non-wholly owned subsidiaries

Unit: Yuan

Subsidiary Name	Closing balance						Opening balance					
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities
Yunnan Yunlv Yongxin	478,420,399.07	2,695,183,814.57	3,173,604,213.64	2,336,063,157.73	160,239,893.43	2,496,303,051.16	546,308,814.97	2,777,195,051.14	3,323,503,866.11	2,320,906,992.35	432,309,735.16	2,753,216,727.51
Yunnan Yunlv Runxin	531,315,685.37	2,370,000,479.66	2,901,316,165.03	2,303,637,787.02	49,152,301.93	2,352,790,088.95	785,510,321.25	2,558,532,321.63	3,344,042,642.88	2,642,728,830.90	157,405,375.65	2,800,134,206.55
Yunnan Yunlv Haixin	611,152,363.65	3,872,391,286.93	4,483,543,650.58	616,327,834.54	2,433,655,204.69	3,049,983,039.23	511,759,308.63	2,438,222,287.52	2,949,981,596.15	420,591,420.90	1,379,162,294.44	1,799,753,715.34
Yunnan Yunlv Yixin	560,459,866.89	3,441,018,453.57	4,001,478,320.46	1,152,388,101.46	712,935,062.66	1,865,323,164.12	356,450,494.88	1,123,406,747.49	1,479,857,242.37	89,906,780.37	744,188,397.56	834,095,177.93

Unit: Yuan

	Amount for the current period				Amount for the previous period			
Name of subsidiary	Revenue	Net profit	Total comprehensive income	Cash flows from operating activities	Revenue	Net profit	Total comprehensive income	Cash flows from operating activities
Yunnan Yunlv Yongxin	3,957,895,778.27	89,440,040.82	89,440,040.82	459,541,893.92	4,064,643,434.14	-388,336,966.36	-388,336,966.36	640,973,942.82
Yunnan Yunlv Runxin	3,252,074,061.05	3,635,446.01	3,635,446.01	195,380,525.91	3,843,171,381.83	-263,533,601.41	-263,533,601.41	260,958,642.79
Yunnan Yunlv Haixin	2,705,798,857.37	253,401,609.00	253,401,609.00	521,332,827.20	7,704,465.44	11,561,341.92	11,561,341.92	41,466,918.72
Yunnan Yunlv Yixin	1,647,114,204.78	125,573,443.39	125,573,443.39	430,306,022.10	2,764,614.19	-115,573,422.61	-115,573,422.61	-384,439,108.92

Other description: Nil.

(4) Significant restrictions on the use of assets and repayment of debts of the Group

Not applicable.

(5) Financial support or other support provided to structured entities included in the scope of consolidated financial statements

Not applicable.

Other description: Nil.

2. Transactions in which the share of owner's equity in the subsidiary changes and remains the controls over subsidiary

Not applicable.

3. Interests in joint arrangements or associates

(1) Significant joint ventures or associates

Name of joint ventures or associates	Principal place of business	Place of registration	Nature of business	Shareholdings Direct	Shareholdings Indirect	Accounting treatment method of investments in joint ventures or associates
Yunnan Metallurgical Resources Co. Ltd(雲南冶金資源股份有限公司)	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	22.01%		Equity method
Yunnan Tianye Chemical Co., Ltd (雲南天冶化工有限公司)	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing		30.00%	Equity method

Explanation on the difference between the proportion of shareholding in joint ventures or associates and the proportion of voting rights: Not applicable.

Basis for holding less than 20% of the voting rights but with significant influence, or basis for holding 20% or more of the voting rights but without significant influence: Not applicable.

(2) Main financial information of significant joint ventures

Not applicable.

(3) Main financial information of significant associates

Unit: Yuan

	Closing balance/Amount for the current period		Opening balance/Amount for previous period	
	Yunnan Metallurgical Resources Co. Ltd	Yunnan Tianye Chemical Co., Ltd	Yunnan Metallurgical Resources Co. Ltd	Yunnan Tianye Chemical Co., Ltd
Current assets	186,618,932.98	127,512,764.09	122,449,290.52	87,888,205.46
Non-current assets	519,015,514.88	1,237,215,351.09	482,462,718.43	1,248,786,373.02
Total assets	705,634,447.86	1,364,728,115.18	604,912,008.95	1,336,674,578.48
Current liabilities	255,403,036.66	943,227,064.10	192,404,254.53	886,603,977.63
Non-current liabilities	36,850,276.39	50,874,230.88	11,357,456.59	112,291,046.43
Total liabilities	292,253,313.05	994,101,294.98	203,761,711.12	998,895,024.06
Non-controlling interests	81,681.20		6,817,350.56	
Equity attributable to shareholders of the parent company	413,299,453.61	370,626,820.20	394,332,947.27	337,779,554.42
Share of net asset in proportion to shareholding	90,967,209.74	111,188,046.06	86,792,681.69	101,333,866.33
Carrying value of the equity investment in associates	90,967,209.74	111,188,046.06	86,792,681.69	101,333,866.33
Operating revenue	106,721,836.41	1,011,938,754.20	123,070,627.64	955,562,683.93
Net profit	34,323,672.79	24,613,803.20	-7,215,515.42	23,805,280.68
Total comprehensive income	34,323,672.79	24,613,803.20	-7,215,515.42	23,805,280.68

Other explanation

Based on the amount attributable to the parent company in the consolidated financial statements of the associates, the Group calculates the share of assets in proportion to its shareholding. The amount in the consolidated financial statements of associates takes into account the fair value of the identifiable assets and liabilities of the associates at the time of acquisition and the impact of unified accounting policies.

(4) Summarised financial information of insignificant joint ventures and associates

Unit: Yuan

	Closing balance/ Amount for the current period	Opening balance/ Amount for previous period
Joint ventures:		
Total amount of the following items calculated in proportion to shareholding		
Associates:		
Total carrying amount of investments	143,766,920.99	133,159,159.03
Total amount of the following items calculated in proportion to shareholding		
– Net profit	9,314,988.67	5,684,330.03
– Other comprehensive income		63,574.84
– Total comprehensive income	9,314,988.67	5,747,904.87

Other explanation

Net profit and other comprehensive income have taken into account the fair value of identifiable assets and liabilities at the time of acquisition and the adjustment effect of unified accounting policies.

(5) Description of significant restrictions on the ability of joint ventures or associates to transfer funds to the Company

Not applicable.

(6) Excess loss incurred by joint ventures or associates

Unit: Yuan

Name of joint venture or associate	Accumulated unrecognised losses accumulated in previous period	Unrecognised losses during the current period (or share of net profits during the current period)	Accumulated unrecognised losses at the end of the current period
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造公司)		3,627,422.92	3,627,422.92

Other explanation

(7) Unconfirmed commitments related to investments in joint ventures

Not applicable.

(8) Contingent liabilities related to investments in joint ventures or associates

Not applicable.

4. Significant joint operations

Not applicable.

5. Interests in structured entities not included into the scope of the consolidate financial statement

Not applicable.

6. Others

Not applicable.

X. RISKS RELATED TO FINANCIAL INSTRUMENTS

The Group's operating activities expose it to a variety of financial risks: market risk (primarily foreign exchange risk, interest rate risk and other price risk), credit risk and liquidity risk. The above financial risks and the risk management policies adopted by the Group to mitigate these risks are as follows:

The Board is responsible for planning and establishing the Group's risk management structure, formulating the Group's risk management policies and relevant guidelines, and supervising the implementation of risk management measures. The Group has established risk management policies to identify and analyse the risks faced by the Group. The policies clearly stipulate specific risks, covering various aspects such as market risk, credit risk and liquidity risk management. The Group regularly evaluates changes in the market environment and the Group's operating activities to determine whether to update the risk management policies and systems. The Group's risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates and mitigates relevant risks through close cooperation with other business departments of the Group. The Group's internal audit department conducts regular reviews on risk management controls and procedures and reports the audit results to the Group's Audit Committee.

1. Market risk

(1) Foreign exchange exposure

The Group's main operations are located in the PRC and its main businesses are settled in Renminbi. The Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies (primarily denominated in USD and HKD). The Group continuously monitors the scale of the Group's foreign currency transactions and foreign currency assets and liabilities to minimise the foreign exchange risk.

As at 31 December 2019 and 31 December 2018, the amounts converting into Renminbi from foreign currency assets and liabilities held by the Group's companies which the recording currency was Renminbi are summarised below:

Unit: Yuan

	31 December 2019		
	USD items	Other foreign currency items	Total
Foreign currency financial assets –			
Monetary funds	130,980,779.73	610,339.61	131,591,119.34
Receivables	23,579,367.35	974,028.08	24,553,395.43
Total	154,560,147.08	1,584,367.69	156,144,514.77

Unit: Yuan

	31 December 2018		
	USD items	Other foreign currency items	Total
Foreign currency financial assets –			
Monetary funds	28,024,471.01	35,935.69	28,060,406.69
Receivables	281,422,760.43	67,635.49	281,490,395.92
Total	309,447,231.44	103,571.18	309,550,802.61
Foreign currency financial liabilities –			
Long-term loans and borrowings		35,077,431.00	35,077,431.00
Total		35,077,431.00	35,077,431.00

As at 31 December 2019, for all USD dominated financial assets of the companies which the recording currency was Renminbi, if RMB had appreciated or depreciated by 4% against USD with all other variables held constant, post-tax profit for the year would have been decreased or increased by RMB6,182,405.88 (31 December 2018: RMB12,377,889.26).

As at 31 December 2019 and 31 December 2018, the amounts converting into Renminbi from foreign currency financial assets and foreign currency financial liabilities held by the Group's companies of which the recording currency was USD are summarised below:

Unit: Yuan

	31 December 2019		
	RMB Item	HKD item	Total
Foreign currency financial assets –			
Monetary funds		9,913,536.47	9,913,536.47
Receivables	600,000.00	414,622.35	1,014,622.35
Other equity instrument investments		44,167,789.99	44,167,789.99
Total	600,000.00	54,495,948.81	55,095,948.81
Foreign currency financial liabilities –			
Payables	2,945.21	56,168.25	59,113.46

Unit: Yuan

	31 December 2018		
	RMB Item	HKD item	Total
Foreign currency financial assets –			
Monetary funds		9,158,464.44	9,158,464.44
receivables	600,000.00	414,622.35	1,014,622.35
Other equity instrument investments	400,000.00	36,054,775.93	36,454,775.93
Total	1,000,000.00	45,627,862.72	46,627,862.72
Foreign currency financial liabilities –			
Payables	2,897.51	56,532.38	59,429.89

As at 31 December 2019 and 31 December 2018, for all Renminbi financial assets and financial liabilities held by the companies of which the recording currency was USD, exchange rate changes will not have significant impact on the Group's total profit due to the linked exchange rate system of HKD.

(2) ***Interest rate risk***

The Group's interest rate risk mainly arises from long-term interest-bearing borrowings such as long-term bank borrowings and long-term payables. Financial liabilities at floating rates expose the Group to cash flow interest rate risk, and financial liabilities at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of fixed rate and floating rate contracts based on the prevailing market conditions. As at 31 December 2019, the Group's long-term interest bearing borrowings were mainly RMB-denominated with floating rates, amounting to RMB3,474,329,207.12 (31 December 2018: RMB5,632,256,043.63) (Note IV(27) and Note IV(28)).

The Group continuously monitors the interest rate level of the Group. Increases in interest rates will increase the cost of new interest-bearing borrowings and the interest expenses with respect to the Group's outstanding floating rate interest-bearing borrowings, and therefore could have a material adverse effect on the Group's results of operations. The management makes adjustments timely with reference to the latest market conditions. Such adjustments may result from interest rate swap arrangements to mitigate interest rate risk. In 2019 and 2018, the Group did not enter into any interest rate swap agreements.

As at 31 December 2019, if interest rates on the floating rate borrowings had increased or decreased by 50 basis points with all other variables held constant, the Group's total profit would have decreased or increased by RMB17,371,646.04 (31 December 2018: RMB28,161,280.22).

(3) ***Price risk***

The Group uses futures contracts to reduce its exposure to commodity price volatility of aluminum. The futures business of the Group only carries out hedging activities and does not engage in speculative trading, mainly to preserve the value of the production volume of primary aluminum.

The Group mainly uses futures contracts purchased on the Shanghai Futures Exchange, Dalian Commodity Exchange, Zhengzhou Commodity Exchange and China Financial Futures Exchange to avoid the risk of fluctuations in the price of primary aluminum. The contractual amount of the outstanding futures contracts as at 31 December 2019 was RMB470,417,250.00 (31 December 2018: RMB246,840,825.00).

If the closing price of aluminum futures increased/decreased by 3% with all other variables held constant, the total profit would have increased/decreased by RMB14,097,363.00 (31 December 2018: RMB7,405,224.75).

(4) ***Other price risk***

The Group's other price risk mainly arises from various investments in equity instruments, which are exposed to the risk of changes in the price of equity instruments.

As at 31 December 2019, if the expected price of the Group's various equity instrument investments increases or decreases by 5% with all other variables held constant, the Group's other comprehensive income will increase or decrease by RMB10,769,735.94 (31 December 2018: RMB1,802,738.80).

2. Credit risk

The Group's credit risk mainly arises from cash at bank and on hand, notes receivable, trade receivables, receivables financing and other receivables. The carrying amounts of the Group's financial assets represent the maximum exposure to credit risk at the balance sheet date.

The Group expects that there is no significant credit risk associated with cash at bank and on hand since they are deposited at state-owned banks and other medium or large-sized listed banks with good reputation and high credit ratings. Management does not expect that there will be any significant losses from non-performance by these banks.

In addition, the Group has policies to control the credit risk exposure of notes receivable, trade receivables, receivables financing and other receivables. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The Group regularly monitors the credit history of its customers. For customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 31 December 2019, the Group had no significant collateral or other credit enhancements held as a result of the debtor's mortgage.

3. Liquidity risk

Each subsidiary within the Group is responsible for its own cash flow forecast. The Group monitors rolling forecasts of the Group's short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 31 December 2019, the Group's current liabilities exceeded its current assets by approximately RMB11.447 billion. For details, please refer to Note II(1).

At the balance sheet date, the financial liabilities of the Group are shown at their undiscounted contractual cash flows by their maturity date as follows:

	31 December 2019				
	Within 1 year	**1-2 years**	**2 to 5 years**	**Over 5 years**	**Total**
Short-term loans and borrowings	8,648,298,874.73				8,648,298,874.73
Notes payable	1,276,247,851.28				1,276,247,851.28
Payables	5,889,023,792.36				5,889,023,792.36
Other payables	367,760,537.78				367,760,537.78
Long-term borrowings	2,446,998,530.99	3,299,422,908.25	1,059,727,985.62	699,014,468.49	7,505,163,893.35
Long-term payables	1,877,456,915.62	1,388,087,766.25	106,843,430.70		3,372,388,112.57
Derivative financial liabilities	505,150.00				505,150.00
Total	20,506,291,652.76	4,687,510,674.50	1,166,571,416.32	699,014,468.49	27,059,388,212.07

	31 December 2018				
	Within 1 year	1-2 years	2 to 5 years	Over 5 years	Total
Short-term loans and borrowings	10,232,969,843.15				10,232,969,843.15
Notes payable	1,671,021,163.08				1,671,021,163.08
Payables	4,916,730,671.34				4,916,730,671.34
Other payables	284,673,490.72				284,673,490.72
Long-term borrowings	1,233,263,939.51	2,374,372,568.96	1,779,100,982.90	1,042,693,841.78	6,429,431,333.16
Long-term payables	2,000,228,007.20	1,921,916,565.75	1,137,389,507.65		5,059,534,080.60
Derivative financial liabilities	1,649,400.00				1,649,400.00
Total	20,340,536,515.00	4,296,289,134.71	2,916,490,490.55	1,042,693,841.78	28,596,009,982.05

XI. FAIR VALUE DISCLOSURE

1. Closing Fair Value of Assets and Liabilities Measured at Fair Value

Unit: Yuan

	Closing fair value			
Items	Fair value measurement at level 1	Fair value measurement at level 2	Fair value measurement at level 3	Total
I. Recurring fair value measurement				
(2) Other debt investments			545,644,539.79	545,644,539.79
(3) Other equity instrument investments	44,167,789.99		171,226,928.79	215,394,718.78
Derivative financial liabilities	505,150.00			505,150.00
II. Non-recurring fair value measurement				

2. Basis for determining market price of recurring or non-recurring fair value measurement items at level 1

Not applicable.

3. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 2

Not applicable.

4. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 3

Not applicable.

5. **Reconciliation information between opening and closing carrying amount and sensitivity analysis of unobservable parameters for recurring to fair value measurement items at level 3**

The above changes in level 3 assets and liabilities are as follows:

	31 December 2018	Changes in accounting policies	1 January 2019	Additions	Disposals	Settlement	Transfer into Level 3	Transfer out of Level 3	Total gains or losses for the period: Gains or losses recognised in profit or loss for the period (a)	Total gains or losses for the period: Total gains or losses recognised in other comprehensive income Loss	31 December 2019	Changes in unrealised gains or losses for the year included in profit or loss for assets held at 31 December 2019 - profit or loss from changes of fair value
Financial assets												
Receivables financing –												
Receivables notes		204,388,776.63	204,388,776.63	341,255,763.16							545,644,539.79	
Other equity instrument investment –												
Non-public offering equity instruments		161,521,941.80	161,521,941.80			(400,000.00)				10,104,986.99	171,226,928.79	
Total financial assets		365,910,718.43	365,910,718.43	341,255,763.16		(400,000.00)				10,104,986.99	716,871,468.58	

6. **Transfer among levels occurred during the period for recurring fair value measurement items, reason for the conversion and policy for determination of the time point of the conversion**

Not applicable.

7. **Changes of valuation techniques and its reason during this period**

Not applicable.

8. **Details of fair value of financial assets and financial liabilities not measured at fair value**

The Group's financial assets and liabilities measured at amortised cost mainly include bills receivable, receivables, other receivables, short-term borrowings, payables, other payables, long-term borrowings and long-term payables.

The carrying value of Group's financial assets and financial liabilities not measured at fair value is approximate to its fair value.

The fair values of long-term borrowings and long-term payables are determined based on the present value of the contractually determined future cash flows discounted by reference to the rate of interest of comparable credit level applied at markets and providing substantially the same cash flows on the same terms, and are within level 3 of the fair value hierarchy.

9. **Others**

Not applicable.

XII. RELATED PARTIES AND RELATED PARTY TRANSACTION

1. Parent company of the Company

Name of parent company	Place of registration	Nature of business	Registered capital	Shareholding of the parent company in the Company	Percentage of voting right of the parent company in the Company
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Kunming	Corporate headquarters management	17,342,019,638.00	35.48%	35.48%

The information on the parent company of the Company

The ultimate controlling party of the Company is Aluminum Corporation of China.

Other explanation: Nil.

2. Subsidiaries of the Company

Details of the subsidiaries of the Company are set out in the notes.

3. Details of joint ventures and associates of the Company

Particulars of the Company's significant joint ventures or associates are set out in the notes.

Other joint ventures or associates that have related party transactions with the Company during the current period or have balance formed by related party transactions with the Company in the previous period are as follows:

Name of joint venture or associate	Relationship with the Company
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	Associate
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Associate
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Associate
China International Alumina Development Co., Ltd. (中色國際氧化鋁開發有限公司)	Associate
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Associate
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Associate

4. Other related parties

Name of other related parties	Relationship between other related parties and the Company
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Controlled by the same parent company
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Controlled by the same parent company
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Controlled by the same parent company
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Controlled by the same parent company
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Controlled by the same parent company
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Controlled by the same parent company
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Controlled by the same parent company
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Controlled by the same parent company
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	Controlled by the same parent company
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Controlled by the same parent company
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Controlled by the same parent company
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Controlled by the same parent company
Yunnan Metallurgical Jinshui Yunbo Vehicle Service Co., Ltd. (雲南冶金金水雲泊車輛服務有限公司)	Controlled by the same parent company
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Controlled by the same parent company
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Controlled by the same parent company

Name of other related parties	Relationship between other related parties and the Company
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Controlled by the same parent company
Kunming Huixie Digital Technology Co., Ltd. (昆明仁達工業自動化有限公司)	Controlled by the same parent company
Yunnan Jianshui Manganese Co., Ltd. (昆明仁達工業自動化雲南建水錳礦有限公司)	Controlled by the same parent company
Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Controlled by the same parent company
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Controlled by the same parent company
Yunnan Metallurgy Resources Ltd. (雲南冶金資源股份有限公司)	Controlled by the same parent company
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	Controlled by the same parent company
Yiliang Chihong Mining Co., Ltd. (彝良馳宏礦業有限公司)	Controlled by the same parent company
Yunnan Zhengda Mining Industry Small Loan Co., Ltd. (雲南正達礦業小額貸款股份有限公司)	Controlled by the same parent company
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Under common control of Chinalco
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	Under common control of Chinalco
China Aluminum International Engineering Corporation Limited Guiyang Branch (中鋁國際工程股份有限公司貴陽分公司)	Under common control of Chinalco
Guiyang Zhenxing Al-Mg Science & Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Under common control of Chinalco
Shenyang Branch of China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司瀋陽分公司)	Under common control of Chinalco
Shandong Branch of Chinalco Logistics Group Co., Ltd. (中鋁物流集團有限公司山東分公司)	Under common control of Chinalco
China Aluminum Logistics Group Inner Mongolia Co., Ltd. (中鋁物流集團內蒙古有限公司)	Under common control of Chinalco
Jinlv Installation Company (山西中鋁工業服務有限公司)	Under common control of Chinalco
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Under common control of Chinalco
Chinalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	Under common control of Chinalco
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Under common control of Chinalco
Shandong Huayu Alloy Material Co., Ltd. (山東華宇合金材料有限公司)	Under common control of Chinalco
Chinalco Materials Application Research Institute Co., Ltd. Suzhou Branch (中鋁材料應用研究院有限公司蘇州分公司)	Under common control of Chinalco
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Under common control of Chinalco
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	Under common control of Chinalco
Shandong Aluminum Company Limited (山東鋁業有限公司)	Under common control of Chinalco
Hotel of Guizhou Aluminum Co., Ltd. (貴州鋁廠有限責任公司賓館)	Under common control of Chinalco
Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	Under common control of Chinalco
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Under common control of Chinalco
Yunnan Copper Industry (Group) Co., Ltd. (雲南銅業(集團)有限公司)	Under common control of Chinalco
Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)	Under common control of Chinalco
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	Under common control of Chinalco
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Under common control of Chinalco
Guizhou Huajin Aluminum Co., Ltd. (貴州華錦鋁業有限公司)	Under common control of Chinalco
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Under common control of Chinalco
Qinghai Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司青海分公司)	Under common control of Chinalco
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Under common control of Chinalco
China Aluminum Industry Services Co., Ltd. Ningguo Branch (中鋁工業服務有限公司寧國分公司)	Under common control of Chinalco
Henan LiuYe Trade Co., Ltd. (河南六冶貿易有限公司)	Under common control of Chinalco
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Under common control of Chinalco
Henan Changxing Industry Co., Ltd. (河南長興實業有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Under common control of Chinalco
Guizhou Huaren New Material Co., Ltd. (貴州華仁新材料有限公司)	Under common control of Chinalco
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Under common control of Chinalco
Henan Great Wall Information & Technology Co., Ltd (河南長城信息技術有限公司)	Under common control of Chinalco
Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	Under common control of Chinalco
Yinguang Garment Factory of Shandong Aluminum Company Limited (山東鋁業有限公司銀光服裝廠)	Under common control of Chinalco
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Under common control of Chinalco
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Under common control of Chinalco
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Under common control of Chinalco
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Under common control of Chinalco
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Under common control of Chinalco
Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	Under common control of Chinalco
Chalco Ruimin Co., Ltd. (中鋁瑞閩股份有限公司)	Under common control of Chinalco
Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	Under common control of Chinalco
Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	Under common control of Chinalco
Chinalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Under common control of Chinalco
Chongqing Chinalco Huaxi Aluminum Co., Ltd. (重慶中鋁華西鋁業有限公司)	Under common control of Chinalco
Yunnan Yuntong Zinc Co., Ltd. (雲南雲銅鋅業股份有限公司)	Under common control of Chinalco
Suzhou Longray Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	Under common control of Chinalco
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Chalco Shandong Company Limited (中鋁山東有限公司)	Under common control of Chinalco
Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	Under common control of Chinalco
Yunnan Branch of Chinalco Industrial Services Co., Ltd. (中鋁工業服務有限公司雲南分公司)	Under common control of Chinalco
China Nonferrous Metal Changsha Survey and Design Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Under common control of Chinalco
Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	Under common control of Chinalco
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Under common control of Chinalco
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Under common control of Chinalco
China Copper Industry Co., Ltd. (中國銅業有限公司)	Under common control of Chinalco
Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司)	Under common control of Chinalco
Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	Under common control of Chinalco
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Under common control of Chinalco
Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	Under common control of Chinalco
Shanxi Aluminum Industry & Trade Co., Ltd. (山西鋁廠工貿有限公司)	Under common control of Chinalco
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Under common control of Chinalco
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Under common control of Chinalco
Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	Under common control of Chinalco
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Under common control of Chinalco
Mechanical and Electrical Installation Engineering Branch of Jiuye Construction Co., Ltd. (九冶建設有限公司機電安裝工程分公司)	Under common control of Chinalco
Aluminum Corporation of China Limited (中國鋁業股份有限公司)	Under common control of Chinalco
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Guangxi Huayin Aluminum Industry Co., Ltd. (廣西華銀鋁業有限公司)	Joint ventures of Chinalco
Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	Joint ventures of Chinalco
Chinalco Tendering Co., Ltd. (中鋁招標有限公司)	Under common control of Chinalco
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Associates of Chinalco

5. **Details of related party transactions**

(1) ***Related party transactions of purchase and sale of goods, provision and acceptance of labour services***

Purchase of goods/Acceptance of labour services

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Purchase of goods	6,250,647,190.41	6,167,854,600.00	Yes	6,427,022,475.80
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Acceptance of labour services	1,095,904.36	2,063,800.00	No	
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	Purchase of goods	3,879,345,511.22	4,000,000,000.00	No	
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Acceptance of labour services	1,888,896,279.86	1,835,809,100.00	Yes	1,180,469,301.71
Kunming Nonferrous Metallurgy Design Research Institute Company (昆明有色冶金設計研究院股份公司)	Purchase of goods	4,446,523.99		Yes	727,365,561.30
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Procurement of electrolytic aluminum indicators	799,566,037.39		Yes	
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Purchase of goods	652,305,864.34	650,000,000.00	Yes	

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Purchase of goods	268,672,222.31	450,601,000.00	No	403,920,564.71
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Acceptance of labour services	517,381.11		Yes	902,195.00
Guizhou Huajin Aluminum Co., Ltd (貴州華錦鋁業有限公司)	Purchase of goods	197,981,039.41	200,000,000.00	No	
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Purchase of goods	145,664,553.21	133,903,300.00	Yes	166,128,314.16
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Purchase of goods	139,399,064.07	115,062,200.00	Yes	105,841,564.52
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Acceptance of labour services	86,503,193.13	99,207,200.00	No	
Chinalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Purchase of goods	39,144,230.82	1,958,800.00	Yes	
Chinalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Acceptance of labour services	1,103,913.79		Yes	
Chalco Shandong Company Limited (中鋁山東有限公司)	Purchase of goods	34,868,918.93	86,000,000.00	No	
China Aluminum International Engineering Co., Ltd. Guiyang Branch (中鋁國際工程股份有限公司貴陽分公司)	Acceptance of labour services	31,007,547.28	16,723,600.00	Yes	
Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	Purchase of goods	28,706,758.49	80,449,100.00	No	
Suzhou Longray Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	Purchase of goods	25,486,725.66	17,379,300.00	Yes	
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Purchase of goods	15,681,649.48	11,187,700.00	Yes	16,703,793.83
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Acceptance of labour services	4,496,506.42		Yes	4,098,684.89
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Acceptance of labour services	16,462,327.31		Yes	
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Purchase of goods	16,222,468.62	23,884,600.00	No	24,355,889.07

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Acceptance of labour services	6,941,141.24	3,986,200.00	Yes	4,365,748.16
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Acceptance of labour services	13,637,686.93		Yes	
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Purchase of goods	12,163,032.43		Yes	
Yunnan Branch of Chinalco Industrial Services Co., Ltd. (中鋁工業服務有限公司雲南分公司)	Purchase of goods	12,138,564.01		Yes	
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Purchase of goods	9,250,575.88		Yes	
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd.(雲南金吉安建設諮詢監理有限公司)	Acceptance of labour services	8,828,113.19	4,277,400.00	Yes	5,784,906.64
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Purchase of goods			No	1,981,132.07
Qinghai Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司青海分公司)	Purchase of goods	8,506,298.06		Yes	
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Purchase of goods	8,093,820.52		Yes	
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Acceptance of labour services	7,795,416.79		Yes	
Chinalco Industrial Services Co., Ltd Ningguo Branch (中鋁工業服務有限公司寧國分公司)	Purchase of goods	6,397,063.20		Yes	
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Acceptance of labour services	6,844,936.41		Yes	
China Nonferrous Metals Changsha Survey and Design Institute and Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Acceptance of labour services	5,406,310.98		Yes	

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Shenyang Branch of China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司瀋陽分公司)	Acceptance of labour services	5,000,000.00		Yes	
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Acceptance of labour services	4,916,509.30	600,000.00	Yes	1,469,150.90
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Purchase of goods			No	754,716.96
Shandong Branch of Chinalco Logistics Group Co., Ltd. (中鋁物流集團有限公司山東分公司)	Acceptance of labour services	4,855,129.47		Yes	
Chalco Logistics Group Inner Mongolia Co., Ltd. (中鋁物流集團內蒙古有限公司)	Acceptance of labour services	4,643,246.51		Yes	
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Acceptance of labour services	4,478,413.26	24,000,000.00	No	
Chinalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Purchase of goods	3,337,113.76		Yes	
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Acceptance of labour services	2,781,643.87	149,500.00	Yes	5,475,657.67
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Purchase of goods			No	955,712.20
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Acceptance of labour services	2,752,267.72			3,465,305.59
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Acceptance of labour services			No	3,254,717.04
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Purchase of goods			No	72,752.37
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧洁特种设备制造有限公司)	Purchase of goods	2,403,753.30		Yes	427,778.10
Jinlv Installation Company (山西中鋁工業服務有限公司)	Acceptance of labour services	2,021,697.29	2,586,200.00	No	
Henan Sixth Metallurgical Trading Co., Ltd. (河南六冶貿易有限公司)	Purchase of goods	1,945,116.99		Yes	

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Purchase of goods	96,275.08		Yes	114,156.58
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Purchase of goods	1,929,501.42	800,000.00	Yes	
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Acceptance of labour services	1,777,231.87	10,000.00	Yes	
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Purchase of goods	1,387,775.13		Yes	
Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	Acceptance of labour services	1,608,161.91		Yes	
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Purchase of goods	1,582,441.18	80,000.00	Yes	
Shandong Aluminum Company Limited (山東鋁業有限公司)	Purchase of goods	1,577,737.30		Yes	
Shandong Aluminum Company Limited (山東鋁業有限公司)	Acceptance of labour services	6,509.44		Yes	
Henan Changxing Industry Co., Ltd. (河南長興實業有限公司)	Purchase of goods	1,573,123.88		Yes	
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Acceptance of labour services	1,550,188.35	698,500.00	Yes	1,901,266.56
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Acceptance of labour services	1,388,442.92	784,800.00	Yes	2,878,765.41
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Purchase of goods	1,064,425.31	2,140,000.00	No	661,982.91
Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	Purchase of goods	6,348,246.61		Yes	
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	Purchase of goods	1,351,047.16		Yes	

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	Acceptance of labour services	85,707.52	67,500.00	Yes	
Guizhou Huaren New Material Co., Ltd. (貴州華仁新材料有限公司)	Purchase of goods	1,185,492.71		Yes	
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Purchase of goods	1,142,318.89		Yes	
Henan Great Wall Information & Technology Co.,Ltd (河南長城信息技術有限公司)	Purchase of goods	612,068.99	1,200,000.00	No	
Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	Purchase of goods	583,977.72		Yes	
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Acceptance of labour services	400,000.00		Yes	
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Acceptance of labour services	311,351.88	235,800.00	Yes	269,302.77
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Purchase of goods	142,336.28	1,000,000.00	No	1,870,689.60
Yinguang Garment Factory of Shandong Aluminum Company Limited (山東鋁業有限公司銀光服裝廠)	Purchase of goods	292,490.62		Yes	
Chalco Shandong Engineering Technology limited liability company (中鋁山東工程技術有限公司)	Purchase of goods	265,486.73		Yes	
Shandong Huayu Alloy Material Co., Ltd. (山東華宇合金材料有限公司)	Acceptance of labour services	189,516.04		No	
Chinalco Materials Application Research Institute Co., Ltd. Suzhou Branch (中鋁材料應用研究院有限公司蘇州分公司)	Acceptance of labour services	188,679.24		Yes	
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保温工程有限公司)	Acceptance of labour services	151,184.07		Yes	

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Acceptance of labour services	142,582.52		Yes	342,592.33
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Acceptance of labour services	133,835.10		Yes	
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Acceptance of labour services	98,884.89	269,500.00	Yes	421,464.84
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Purchase of goods	69,079.26	60,000.00	Yes	73,313.19
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Acceptance of labour services	81,737.93	150,000.00	No	
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Purchase of goods		80,000.00	No	441,871.31
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Purchase of goods	77,876.11		Yes	
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Acceptance of labour services	2,210.00	10,000.00	No	
Guizhou Shunan Electro-Mechanical Electromechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Purchase of goods	56,787.74		Yes	
Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)	Purchase of goods	55,088.50		Yes	
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Acceptance of labour services	30,471.70	50,000.00	No	
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Purchase of goods	2,207.54	10,000.00	No	
Southwest Aluminum Industry (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Purchase of goods	11,681.42		Yes	
Hotel of Guizhou Aluminum Co., Ltd. (貴州鋁廠有限責任公司賓館)	Acceptance of labour services	4,454.72		Yes	

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Chalco Tendering Co., Ltd (中鋁招標有限公司)	Acceptance of labour services	2,830.19		Yes	
Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	Acceptance of labour services	2,642.20		Yes	
Yunnan Metallurgical Jinshui Yunbo Vehicle Service Co., Ltd. (雲南冶金金水雲泊車輛服務有限公司)	Acceptance of labour services	2,477.07	10,000.00	No	3,243.24
Yunnan Copper Industry (Group) Co., Ltd. (雲南銅業(集團)有限公司)	Acceptance of labour services	1,710.00		Yes	
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Acceptance of labour services	943.40		Yes	
Yunnan Yunye Zhongxin WPC New Materials Co., Ltd. (雲南雲冶中信塑木新型材料有限公司)	Purchase of goods			No	1,081,081.08
Yunnan Yunchuang Tender Co., Ltd. (雲南雲創招標有限公司)	Acceptance of labour services			No	69,008.49
Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	Acceptance of labour services			No	1,301,767.61
Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	Purchase of goods			No	1,492,617.91
Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	Acceptance of labour services			No	763,245.65
Yunnan Huitong Manganese Co., Ltd. (雲南匯通錳業有限公司)	Purchase of goods		1,836,500.00	No	1,749,021.75
Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)	Acceptance of labour services			No	1,528,301.88
Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)	Purchase of goods			No	381,343.88
Kunming Huixie Digital Technology Co., Ltd. (昆明仁達工業自動化有限公司)	Acceptance of labour services			No	78,017.09
Kunming Huixie Digital Technology Co., Ltd. (昆明仁達工業自動化有限公司)	Purchase of goods			No	227,899.45
Total		14,702,915,861.25	24,023,693,800.00	No	9,102,466,875.22

Sales of goods/provision of services

Unit Yuan

Related parties	Content of related party transactions	Current period	Amount for the previous period
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Sale of goods	3,507,604,754.66	
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Sale of goods	1,993,525,090.81	
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Sale of goods	473,846,865.64	34,314,301.54
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Rendering of services	120,700.03	1,660,730.09
Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	Sale of goods	138,056,659.95	
Chalco Ruimin Co., Ltd. (中鋁瑞閩股份有限公司)	Sale of goods	101,127,703.03	
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Sale of goods	93,879,593.66	309,610,715.81
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Rendering of services		28,388,901.19
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Sale of goods	75,854,224.02	28,431,032.89
Chalco Sapa Special Aluminum (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	Sale of goods	66,231,562.59	
Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	Sale of goods	38,339,078.08	
Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Sale of goods	33,505,788.49	
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Sale of goods	11,898,905.25	3,987,347.72
Chongqing Chalco Huaxi Aluminum Co., Ltd. (重慶中鋁華西鋁業有限公司)	Sale of goods	9,396,424.51	
Yunnan Yuntong Zinc Co., Ltd. (雲南雲銅鋅業股份有限公司)	Sale of goods	5,895,265.46	
Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	Sale of goods	5,643,235.82	4,209,233.50
Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)	Sale of goods	1,099,531.33	851,535.59
Shandong Branch of Chinalco Logistics Group Co., Ltd. (中鋁物流集團有限公司山東分公司)	Rendering of services	192,475.68	

Unit Yuan

Related parties	Content of related party transactions	Current period	Amount for the previous period
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Sale of goods	174,530.47	231,361.05
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Rendering of services	83,910.80	
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Rendering of services	28,084.13	
Yunnan Metallurgy Resources Ltd. (雲南冶金資源股份有限公司)	Sale of goods	14,816.28	
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Sale of goods	3,976.72	
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Rendering of services	3,854.72	
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Rendering of services	3,207.54	
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Sale of goods	2,684.54	12,220.60
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Sale of goods	2,641.54	
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Sale of goods	2,000.66	
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Rendering of services	521.70	
China Copper Industry Co., Ltd. (中國銅業有限公司)	Sale of goods	1,646.23	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Sale of goods	1,467.53	
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Rendering of services	1,358.49	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Rendering of services		280,125.32
Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)	Sale of goods		1,521.00

Unit Yuan

Related parties	Content of related party transactions	Current period	Amount for the previous period
Yunnan Huitong Manganese Co., Ltd. (雲南匯通錳業有限公司)	Rendering of services		2,583,504.49
Yunnan Huitong Manganese Co., Ltd. (雲南匯通錳業有限公司)	Sale of goods		10,254,282.71
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Rendering of services		1,056.60
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Sale of goods		136,691.90
Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	Rendering of services		376,889.14
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Sale of goods		14,355.03
Yunnan Yunye Zhongxin WPC New Materials Co., Ltd. (雲南雲冶中信塑木新型材料有限公司)	Sale of goods		2,675.42
Total		6,556,542,560.36	425,348,481.59

Description of related party transactions on purchase and sale of goods, provision and acceptance of labour services

(2) Details of related entrusted management/contracting and entrusted management/outsourcing

Not applicable.

(3) ***Details of related party leases***

The Company as lessor:

Unit: Yuan

Name of lessee	Type of leased assets	Lease income recognised in the current period	Lease income recognised in the previous period
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	Buildings	977,005.71	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Buildings	8,075.56	8,157.75
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Buildings	446.89	1,347.47
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Buildings		6,545.45
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Buildings	339.62	
Yunnan Huitong Manganese Co., Ltd. (雲南匯通錳業有限公司)	Buildings		190,476.19
Total		985,867.78	206,526.86

The Company as lessee:

Unit: Yuan

Name of lessor	Type of leased assets	Lease expenses recognised in the current period	Lease expenses recognised in the previous period
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Buildings	6,352,716.58	2,190,468.60
Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	Buildings and lands	2,349,517.06	5,794,666.38
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Buildings		375,812.44
Total		8,702,233.64	8,360,947.42

Description of related lease: Nil.

(4) Details of related party guarantees

The Company as the guarantor

Not applicable.

The Company as the guaranteed party

Unit: Yuan

Guarantor	Amount guaranteed	Commencement date of guarantee	Maturity date of guarantee	Whether the guarantee has been fulfilled
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	200,000.00	14 January 2011	14 January 2020	No
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	5,000,000.00	1 February 2011	1 February 2020	No
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	7,000,000.00	1 March 2011	1 March 2020	No
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	7,800,000.00	6 May 2011	6 May 2020	No
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	3,600,000.00	28 October 2011	28 October 2020	No
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	8,800,000.00	16 February 2012	16 February 2021	No
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	22,000,000.00	23 February 2012	23 February 2021	No

Description of related guarantees: Nil.

(5) Related party borrowings

Not applicable.

(6) Details of asset transfer and debt restructuring of related parties

Unit: Yuan

Related parties	Content of related party transactions	Amount for the period	Amount for the previous period
Yiliang Chihong Mining Co., Ltd. (彝良馳宏礦業有限公司)	Equity Transfer	136,027,100.00	

(7) Remuneration of key management personnel

Unit: Yuan

Items	Amount for the period	Amount for the previous period
Key management personnel remuneration	8,903,881.47	3,779,900.00

(8) Other related parties transactions

Finance lease and loans to related parties

Unit: Yuan

Related parties	Items	Opening balance	Borrowed during the year	Repaid during the year	Closing balance	Interest paid and handling fees during the year
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Short-term loans and borrowings	570,000,000.00	2,170,000,000.00	1,915,000,000.00	825,000,000.00	41,995,650.36
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Long-term loans and borrowings	175,100,000.00		108,100,000.00	67,000,000.00	7,682,957.53
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	Finance lease	406,032,778.88	150,000,000.00	183,572,249.08	372,460,529.80	40,297,033.96

Deposits from related parties

Unit: Yuan

Related parties	Opening balance of deposits	Increase during the year	Decrease during the year	Closing balance of deposits	Interest income for the year
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	707,969,957.35	60,334,546,322.77	60,882,995,644.91	159,520,635.21	6,277,976.96

Bills between related parties

Unit: Yuan

Related parties	Items	Opening/ discounted bills during the year	Interest and commission expenses
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Bills issued	2,202,125,197.00	280,000.00
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Discounted bills	1,970,000,000.00	36,749,166.87

6. Receivables and payables of related parties

(1) Receivables

Unit: Yuan

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Receivables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	22,895,101.28		121,148,585.82	
Receivables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	1,109,472.61	509,472.61	600,000.00	
Receivables	Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	7,052,367.51		784,642.84	39,232.14
Receivables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	2,164,864.45		2,368,746.83	
Receivables	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	505,789.15		1,432,321.19	
Receivables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧洁特种设备制造有限公司)	208,000.00		346,303.63	
Receivables	Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	50,000.00	5,000.00		

		Closing balance		Opening balance	
			Provision for		Provision for
Project Name	Related parties	Book balance	bad debts	Book balance	bad debts
Receivables	Yunnan Huineng Power Sales Co., Ltd (雲南慧能售電股份有限公司)	2,447.28			
Receivables	China Copper Industry Co., Ltd. (中國銅業有限公司)	1,745.00			
Receivables	Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	0.01			
Receivables	Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)			703,103.29	
Receivables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)			552,665.16	
Receivables	Yunnan Huitong Manganese Co., Ltd (雲南匯通錳業有限公司)			274,000.80	
Receivables	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)			5,350.00	
Receivables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)			4,613.00	
Total		33,989,787.29	514,472.61	128,220,332.56	39,232.14
Prepayments	Chalco Materials Co., Ltd (中鋁物資有限公司)	7,089,759.12			
Prepayments	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	1,992,068.00		4,382,068.00	
Prepayments	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd (中國鋁業鄭州有色金屬研究院有限公司)	1,378,788.06			
Prepayments	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	954,142.73			
Prepayments	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd (雲南冶金集團進出口物流股份有限公司)	8,530,075.49		1,228,907.87	

		Closing balance		Opening balance	
			Provision for		Provision for
Project Name	Related parties	Book balance	bad debts	Book balance	bad debts
Prepayments	Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	453,787.50			
Prepayments	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)			100,000.00	
Prepayments	Guizhou Huaren New Material Co., Ltd. (貴州華仁新材料有限公司)	19,625.73			
Prepayments	Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	1,707,338.71		3,964,419.40	
Prepayments	Suzhou Longray Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)			8,640,000.00	
Prepayments	China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)			2,733,783.69	
Prepayments	China Aluminum International Engineering Corporation Limited Guiyang Branch (中鋁國際工程股份有限公司貴陽分公司)			1,847,701.82	
Prepayments	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)			289,436.24	
Prepayments	China Copper (Kunming) Copper Industry Co., Ltd. (中鋁(昆明)銅業有限公司)			255,995.21	
Prepayments	Yunnan Huineng Power Sales Co., Ltd (雲南慧能售電股份有限公司)			147,727.46	
Prepayments	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)			109,004.76	
Prepayments	Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd (中鋁物流集團東南亞國際陸港有限公司)	31,104.16		52,912.16	
Prepayments	Kunming 871 Culture Investment Co., Ltd (昆明八七一文化投資有限公司)			42,048.00	
Total		22,156,689.50		23,794,004.61	

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other receivables	Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	50,737,949.00			
Other receivables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	40,000,000.00	18,629,365.64	41,285,830.92	18,693,657.19
Other receivables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	5,067,893.98		3,136,662.97	
Other receivables	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	3,512,224.46		4,717,503.55	
Other receivables	Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	960,000.00		960,000.00	
Other receivables	Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司)	463,224.97	463,224.97	463,224.97	463,224.97
Other receivables	Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	316,560.45			
Other receivables	Chalco Tendering Co., Ltd. (中鋁招標有限公司)	200,000.00			
Other receivables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	128,640.69		77,281.16	
Other receivables	Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	79,140.00	23,742.00		
Other receivables	Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	50,000.00		50,000.00	
Other receivables	Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	50,000.00			
Other receivables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	44,212.20		89,585.28	
Other receivables	Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	3,033.53			
Other receivables	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)			868,308.68	
Other receivables	Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)			300,000.00	

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other receivables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)			66,646.00	
Other receivables	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)			25,629.00	
Other receivables	Kunming 871 Culture Investment Co., Ltd.(昆明八七一文化投資有限公司)			14,580.00	
Total		101,612,879.28	19,116,332.61	52,055,252.53	19,156,882.16
Other current assets	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)			4,900,000.00	
Total				4,900,000.00	
Other non-current assets	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	99,434.99		24,914,000.38	
Other non-current assets	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	1,890,000.00		7,212,892.10	
Other non-current assets	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	39,805,531.76		534,669,909.81	
Other non-current assets	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	982,622.50			
Other non-current assets	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	10,000,000.00		10,000,000.00	
Other non-current assets	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	21,000,000.00		21,000,000.00	
Other non-current assets	Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)			1,134.00	
Other non-current assets	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)			1,000,000.00	

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other non-current assets	Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	1,696,039.56		213,839.56	
Other non-current assets	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	50,000.00			
Total		75,523,628.81		599,011,775.85	

Note 1: Qujing Zhanyi Jiecheng Logistics Co., Ltd. is an associate of Yunnan Yunlv yuxin, a subsidiary of the Company. The receivable has been formed before the Company acquired Yunnan Yunlv yuxin in 2017.

(2) Payables

Unit: Yuan

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	555,089,275.80	284,581,395.34
Payables	Yunnan Huineng Power Sales Co., Ltd.(雲南慧能售電股份有限公司)	487,140,314.49	10,000,000.00
Payables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	18,253,221.80	132,500,213.95
Payables	China Aluminum International Engineering Corporation Limited Guiyang Branch (中鋁國際工程股份有限公司貴陽分公司)	18,270,000.00	8,530,000.00
Payables	Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	16,034,216.37	44,849,144.00
Payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	13,727,043.90	4,202,030.02
Payables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	12,857,559.00	
Payables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	12,372,225.41	6,682,603.38
Payables	Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	10,848,010.60	42,728,223.82

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	5,355,121.76	4,312,494.00
Payables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd(貴陽振興鋁鎂科技產業發展有限公司)	9,904,379.98	4,061,824.01
Payables	Qinghai Branch of Aluminum Corporation of China (中國鋁業股份有限公司青海分公司)	6,210,986.80	
Payables	China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	5,477,243.27	
Payables	China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	8,302,261.80	
Payables	China Aluminum Industry Services Co., Ltd. Ningguo Branch (中鋁工業服務有限公司寧國分公司)	6,066,029.11	106,699.68
Payables	Chalco Materials Co., Ltd. (中鋁物資有限公司)	5,763,177.29	
Payables	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	60,000.00	60,000.00
Payables	Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	3,135,200.00	3,771,200.00
Payables	Mechanical and Electrical Installation Engineering Branch of Jiuye Construction Co., Ltd. (九冶建設有限公司機電安裝工程分公司)	3,068,712.12	4,868,712.12
Payables	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	2,642,022.50	7,495,175.14
Payables	China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	2,463,489.71	
Payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	2,375,000.00	2,545,000.00
Payables	Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	2,295,407.16	
Payables	Shanxi Aluminum Industry & Trade Co., Ltd. (山西鋁廠工貿有限公司)	2,266,715.96	2,266,715.96
Payables	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	3,189,384.07	166,000.00
Payables	Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	2,235,412.89	2,676,154.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	1,452,385.32	1,666,395.16
Payables	Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	2,415,342.70	1,196,104.00
Payables	Henan Changxing Industrial Co., Ltd. (河南長興實業有限公司)	1,277,630.00	
Payables	Yunnan Branch of Chinalco Industrial Services Co., Ltd. (中鋁工業服務有限公司雲南分公司)	1,149,771.71	
Payables	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	1,118,319.50	
Payables	Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	2,342,973.01	
Payables	Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	803,586.60	
Payables	Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	726,889.20	
Payables	Shenyang Branch of China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司瀋陽分公司)	753,000.00	
Payables	The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	659,053.45	
Payables	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	527,233.72	3,219,671.20
Payables	Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	512,500.00	790,809.00
Payables	Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	5,789,725.66	2,778,000.00
Payables	Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	407,200.00	407,200.00
Payables	Jinlv Installation Company (山西中鋁工業服務有限公司)	402,095.99	165,566.69
Payables	Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	370,000.00	
Payables	Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	358,582.20	86,400.00
Payables	Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	348,840.00	1,606,000.00
Payables	Yunnan Metallurgical Hospital (雲南省冶金醫院)	305,000.00	2,384,000.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Chalco Shandong Company Limited (中鋁山東有限公司)	300,000.00	
Payables	Shandong Aluminum Company Limited (山東鋁業有限公司)	206,227.45	
Payables	Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	154,838.92	
Payables	Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	143,463.77	
Payables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	140,000.00	420,000.00
Payables	Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	114,872.98	2,174,496.26
Payables	Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)	108,620.69	280,000.00
Payables	Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	15,677.00	214,834.90
Payables	Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	1,000.00	190,460.00
Payables	Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有公司)	160.00	
Payables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	13,037,592.85	34,549,675.14
Payables	Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)		1,732,845.09
Payables	Yunnan Huitong Manganese Co., Ltd. (雲南匯通錳業有限公司)		1,664,087.60
Payables	Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司)		692,079.90
Payables	Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)		608,048.69
Payables	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)		583,862.76
Payables	Henan Great Wall Information & Technology Co.,Ltd (河南長城信息技術有限公司)		248,500.00
Payables	Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)		35,964.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)		26,000.00
Payables	Kunming Huixie Digital Technology Co., Ltd. (昆明仁達工業自動化有限公司)	9,128.00	9,128.00
Payables	Guangxi Huayin Aluminum Industry Co., Ltd. (廣西華銀鋁業有限公司)	335,219.00	1,570,141.08
Payables	Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	832,189.22	
Total		1,252,521,530.73	625,703,854.89
Notes payable	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)		2,000,000.00
Notes payable	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	391,000,000.00	
Notes payable	Chalco Materials Co., Ltd. (中鋁物資有限公司)	45,000.00	
Notes payable	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	7,000,000.00	
Notes payable	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	10,000,000.00	
Notes payable	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	102,420,344.92	
Notes payable	Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	5,000,000.00	
Notes payable	Mechanical and Electrical Installation Engineering Branch of Jiuye Construction Co., Ltd. (九冶建設有限公司機電安裝工程分公司)	700,000.00	
Notes payable	Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	7,200,000.00	
Total		523,365,344.92	2,000,000.00
Advances from customers	Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	56,044.50	
Advances from customers	Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	3,154,609.13	
Total		3,210,653.63	

Project Name	Related parties	Closing book balance	Opening book balance
Other payables	Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)		800.00
Other payables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	1,497,574.84	2,178,642.34
Other payables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)		11,877,974.87
Other payables	Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd.(雲南文山斗南錳業股份有限公司)		200,036.33
Other payables	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	13,480,704.75	700,000.00
Other payables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd.(雲南冶金集團進出口物流股份有限公司)		628,997.47
Other payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	10,000.00	170,000.00
Other payables	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	10,000.00	10,000.00
Other payables	Jinlv Installation Company (山西中鋁工業服務有限公司)	10,000.00	10,000.00
Other payables	Yiliang Chihong Mining Co., Ltd. (彝良馳宏礦業有限公司)	68,013,500.00	
Other payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.(雲南冶金昆明重工有限公司)	10,000.00	
Other payables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)	5,560,000.00	
Other payables	Baotou Aluminum Co., Ltd.(包頭鋁業有限公司)	844,108.00	
Other payables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd. (貴陽振興鋁鎂科技產業發展有限公司)	6,305,620.00	
Other payables	Mechanical and Electrical Installation Engineering Branch of Jiuye Construction Co., Ltd. (九冶建設有限公司機電安裝工程分公司)	12,000.00	
Other payables	Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd.(山西鋁廠黃河電器設備有限公司)	181,722.30	
Other payables	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	91,161.65	
Total		96,026,391.54	15,776,451.01

Project Name	Related parties	Closing book balance	Opening book balance
Interest payable	Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	293,600.70	270,481.61
Total		293,600.70	270,481.61
Non-current liabilities due within one year	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	240,999,394.88	114,210,096.71
Non-current liabilities due within one year	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	51,910,704.10	
Total		292,910,098.98	114,210,096.71
Long-term payables	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	119,719,973.30	464,657,148.43
Long-term payables	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	56,663,823.74	3,039,080.52
Total		176,383,797.04	467,696,228.95

7. Commitments of related parties

Commitments with related parties contracted for but not yet necessary to be recognised on the balance sheet are as follows:

Unit: Yuan

Purchase of equipment	31 December 2019	31 December 2018
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	46,535,296.92	44,392,000.00
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	32,400,000.00	
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	27,438,064.84	
Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	3,313,274.34	20,160,000.00
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	131,170.84	
Total	**109,817,806.94**	64,552,000.00

Property leasing	31 December 2019	31 December 2018
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	2,299,992.00	4,599,984.00

8. Others

Not applicable.

XIII. SHARE-BASED PAYMENTS

1. General information of share-based payment

Not applicable.

2. Equity-settled share-based payment

Not applicable.

3. Cash-settled share-based payment

Not applicable.

4. Amendment and termination of share-based payment

Not applicable.

5. Others

Not applicable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

XIV. COMMITMENTS AND CONTINGENCIES

1. Significant commitments

Significant commitments existing as at the balance sheet date

(1) Capital expenditure commitments

A. Capital expenditure commitments contracted for but not yet necessary to be recognised on the balance sheet

Unit: Yuan

Items	31 December 2019	31 December 2018
Property, plant and equipment	2,717,871,065.82	2,646,281,346.95

(2) Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Unit: Yuan

Term	31 December 2019	31 December 2018
Within 1 year	2,299,992.00	2,299,992.00
1-2 years		2,299,992.00
Total	2,299,992.00	4,599,984.00

2. Contingencies

(1) ***Significant contingencies existing as at the balance sheet date***

(2) ***It shall be stated that the Company has no significant contingency that needs to be disclosed:***

The Company has no significant contingencies that need to be disclosed.

3. Other

Pending litigations

The Group is a defendant in certain lawsuits as well as the plaintiff in other proceedings arising in the ordinary course of business. While the outcomes of such lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

XV. EVENTS AFTER THE BALANCE SHEET DATE

1. Significant non-adjusting events

Not applicable.

2. Profit distribution

Not applicable.

3. Sales return

Not applicable.

4. Explanation of other events after the balance sheet date

Due to the outbreak of the COVID-19 pandemic, the prevention and control of the pandemic has been continuously carried out nationwide, extending the Chinese New Year holiday nationwide and postponing the resumption of work in some regions after the Chinese New Year holiday. The pandemic will have a certain impact on the market supply and demand and prices of the Group's main products and raw materials. The degree and duration of the impact will mainly depend on the resumption of work of upstream and downstream enterprises and the overall impact of the pandemic on the macro economy. Up to now, as the pandemic and related prevention and control work are still ongoing, the Group is still unable to accurately estimate and judge the future operating results and financial position of the Group as well as the major assumptions adopted by the Group in assessing the recoverability of relevant assets as at 31 December 2019 for a longer period in the future resulting from the pandemic. The Company will continue to pay close attention to the development of the COVID-19 pandemic and take relevant measures and make continuous assessment.

XVI. OTHER IMPORTANT MATTERS

1. Correction of previous accounting errors

(1) *Retrospective restatement method*

Not applicable.

(2) *Prospective application*

Not applicable.

2. Debt Restructuring

Not applicable.

3. Asset swap

Not applicable.

4. Annuity plan

Not applicable.

5. Termination of operation

Not applicable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

6. Segment information

(1) *Determination basis and accounting policies of reporting segments*

The Group's reporting segments are business units that offer different products or services, or operate in different regions. As different businesses or regions require different technologies and marketing strategies, the Group separately manages the production and operation activities of each reporting segment and evaluates their operating results respectively, in order to make decisions about resources to be allocated to the segment and to assess its performance.

The Group has three reporting segments as follows:

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Company's other subsidiaries and externally to customers outside the Company.

The primary aluminum segment, which consists of procuring alumina and other raw materials, auxiliary materials and electricity, smelting alumina to primary aluminum, and selling to external customers of the Company. This segment also includes the production and sale of carbon products, aluminum alloy and other electrolytic aluminum products.

Other operating segments include the provision of logistics services, re-export trading of alumina, production and sales of metal fuel cells, etc.

Inter-segment transfer prices are determined with reference to the prices adopted for sales made to third parties.

Assets are allocated based on the operations of the segment and the location of the assets. Liabilities are allocated based on the operations of the segment. Expenses indirectly attributable to each segment are allocated among the segments based on the proportion of revenue.

(2) Financial information of reporting segments

Unit: Yuan

Items	Alumina segment	Primary aluminum segment	Other operating segments	Inter-segment elimination	Total
Revenue	3,516,902,798.26	23,789,505,561.01	7,742,030,111.14	-10,764,815,083.54	24,283,623,386.87
Including: external transactions revenue	61,051,275.25	23,762,673,332.83	459,898,778.79		24,283,623,386.87
Inter-segment transaction revenue	3,455,851,523.01	26,832,228.18	7,282,131,332.35	-10,764,815,083.54	
Operating cost	2,950,860,033.47	21,335,120,736.14	7,515,574,482.73	-10,761,230,448.79	21,040,324,803.55
Total assets	9,501,713,846.67	28,069,784,105.09	14,501,502,338.36	-12,493,543,679.92	39,579,456,610.20
Total liabilities	5,557,128,870.09	16,018,787,395.18	7,397,285,556.60	-1,967,238,312.41	27,005,963,509.46

(3) Explanation for the reasons of no reporting segment or inability to disclose the total assets and total liabilities of each reporting segment

Not applicable

(4) Other explanation

Not applicable.

7. Other important transactions and matters affecting the decision-making of investors

Not applicable.

8. Others

Not applicable.

XVII. NOTES TO THE PARENT COMPANY'S FINANCIAL INFORMATION

1. Receivables

(1) Receivables disclosed by category

Unit: Yuan

	Closing balance					Opening balance				
	Book balance		Provision for bad debts			Book balance		Provision for bad debts		
Category	Amount	Percentage	Amount	Provision Percentage	Carrying amount	Amount	Percentage	Amount	Provision Percentage	Carrying amount
Receivable subject to separate assessment for bad debts provision	1,743,335,192.08	97.30%	5,993,178.82	0.34%	1,737,342,013.26	1,269,460,288.27	89.72%		0.00%	1,269,460,288.27
Receivables for which bad debt is prepared based on group combination	48,337,121.92	2.70%	5,696,816.63	11.79%	42,640,305.29	145,458,061.66	10.28%	6,563,045.61	4.51%	138,895,016.05
Total	1,791,672,314.00	100%	11,689,995.45	0.65%	1,779,982,318.55	1,414,918,349.93	100%	6,563,045.61	0.46%	1,408,355,304.32

Provision for bad debts on individual basis:

Unit: Yuan

	Closing balance Book balance			
Name	Book balance	Provision for bad debts	Percentage of provision	Reasons of provision
Company E	5,993,178.82	5,993,178.82	100.00%	Litigation, without clear progress, Expected to be unrecoverable
Total	5,993,178.82	5,993,178.82	–	–

Provision for bad debts on group basis:

Unit: Yuan

Name	Closing balance Book balance		
	Book balance	Provision for bad debts	Percentage of provision
Ageing within 1 year	42,795,842.52	213,979.21	0.50%
Aged 1 to 2 years	50,000.00	10,000.00	20.00%
Aged 2 to 3 years	46,104.96	27,662.98	60.00%
Aged over 3 years	5,445,174.44	5,445,174.44	100.00%
Total	48,337,121.92	5,696,816.63	

Explanation of the basis for determining the portfolio:

If the bad debt provision of receivables is made in accordance with the general model of expected credit losses, please disclose the relevant information of bad debt provision with reference to the disclosure method of other receivables:

Not applicable.

Disclosure by ageing

Unit: Yuan

Aging	Book balance
Within 1 year (inclusive)	1,779,886,213.59
1 to 2 years	6,043,178.82
2 to 3 years	46,104.96
Over 3 years	5,696,816.63
3 to 4 years	0
4 to 5 years	0
Over 5 years	5,696,816.63
Total	1,791,672,314.00

(2) Provision for bad debts made, recovered or reversed during the period

Provision for bad debts for the period:

Unit: Yuan

Category	Opening balance	Changes during the period			Closing balance
		Provision	Recovery or reversal	Write-off	
Provision for bad debts	6,563,045.61	6,250,496.85	1,123,547.01		11,689,995.45

Where significant amount of bad debt provision recovered or reversed during the period:

Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	Closing balance of receivables	Percentage of total receivables at the end of the period	Closing balance of bad debt provision
Total amount of top five receivables	1,741,400,665.07	97.19%	105,073.15
Total	1,741,400,665.07	97.19%	

(5) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

(6) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

2. Other receivables

Unit: Yuan

Items	Closing balance	Opening balance
Dividend receivables	960,000.00	960,000.00
Other receivables	302,695,440.20	75,881,469.31
Total	303,655,440.20	76,841,469.31

(1) Interest receivable

Not applicable.

(2) Dividends receivable

1) Classification of dividends receivable

Unit: Yuan

Item (or investee)	Closing balance	Opening balance
Dividend receivables	960,000.00	960,000.00
Total	960,000.00	960,000.00

2) Significant dividend receivables aged over one year

Not applicable.

3) Provision for bad debts

Not applicable.

(3) Other receivables

1) Classification of other receivables by nature

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivable	242,808,514.37	4,983,911.69
Deposits and guarantees receivable	51,038,785.81	43,091,666.49
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	2,538,739.21	18,639,240.89
Less: provision for bad debts	-4,108,966.84	-1,251,717.41
Total	302,695,440.20	75,881,469.31

2) *Provision for bad debts*

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2019	56,717.41		1,195,000.00	1,251,717.41
Balance at 1 January 2019 in the current period				
Provision for the period	103,589.10		3,125,510.30	3,229,099.40
Reversal for the period	39,535.45		332,314.52	371,849.97
Balance at 31 December 2019	120,771.06		3,988,195.78	4,108,966.84

Changes in book balance with significant changes in loss provision for the period

Not applicable.

Disclosure by ageing

Unit: Yuan

Aging	Book balance
Within 1 year (inclusive)	280,926,642.34
1 to 2 years	9,711,525.65
2 to 3 years	88,740.00
Over 3 years	16,077,499.05
3 to 4 years	11,139,004.65
4 to 5 years	3,815,016.92
Over 5 years	1,123,477.48
Total	306,804,407.04

3) *Provision for bad debts made, recovered or reversed in the current period*

Provision for bad debts for the period:

Unit: Yuan

Category	Opening balance	Changes during the period: Provision	Recovery or reversal	Write-off	Closing balance
Other receivables	1,251,717.41	3,229,099.40	371,849.97		4,108,966.84
Total	1,251,717.41	3,229,099.40	371,849.97		4,108,966.84

Where significant amount of bad debt provision recovered or reversed during the period: Nil.

4) *Other receivables actually written off during the period*

Not applicable.

5) Top five debtors of other receivables at the end of the period

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
Leaxin Aluminum (瀝鑫鋁業)	Current accounts	156,486,459.66	Within 1 year	51.01%	
Company G	Futures deposits	50,737,949.00	Within 1 year	16.54%	
Zexin Aluminum (澤鑫鋁業)	Current accounts	24,357,956.40	Within 1 year	7.94%	
Company J	Profit/loss on transition of equity interests	10,418,367.65	Over 3 years	3.40%	3,125,510.30
Heqing Yixin (鶴慶溢鑫)	Current accounts	29,971,468.74	Within 1 year	9.77%	
Total		271,972,201.45		88.66%	3,125,510.30

6) Receivables involving in government grants

Not applicable.

7) Other receivables terminated for recognition due to transfer of financial assets

Not applicable.

8) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

3. Long-term equity investments

Unit: Yuan

Items	Closing balance			Opening balance		
	Book balance	Provision for impairment	Carrying value	Book balance	Provision for impairment	Carrying value
Investment in subsidiaries	11,002,878,043.82	144,413,321.97	10,858,464,721.85	10,139,260,543.82	84,285,308.04	10,054,975,235.78
Investment in associates and joint ventures	135,202,539.64		135,202,539.64	130,523,187.35		130,523,187.35
Total	11,138,080,583.46	144,413,321.97	10,993,667,261.49	10,269,783,731.17	84,285,308.04	10,185,498,423.13

(1) Investment in subsidiaries

Unit: Yuan

Investee	Opening balance (Carrying value)	Changes for the period: Increase in investment	Decrease in investment	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
Yongxin Aluminum(涌鑫鋁業)	867,385,624.72					867,385,624.72	
Zexin Aluminum(澤鑫鋁業)	1,217,892,385.53					1,217,892,385.53	
Yunnan Aluminum International (雲鋁國際)	101,638,600.00					101,638,600.00	
Leaxin Aluminum(瀝鑫鋁業)	60,128,013.93			60,128,013.93			120,000,000.00
Hongxin Aluminum(泓鑫鋁業)	70,000,000.00					70,000,000.00	
Fengxin Electricity (灃鑫電力)	404,132.18					404,132.18	4,695,867.82
Huixin Trading(匯鑫經貿)	76,500,000.00					76,500,000.00	
Huichuang Green Energy (慧創綠能)							9,000,000.00
Luyuan Huibang (魯源慧邦)	34,000,000.00					34,000,000.00	
Runmai Vehicle (潤邁車業)	2,000,000.00					2,000,000.00	
Logistics investment(物流投資)	65,883,465.40	57,000,000.00				122,883,465.40	
Carbon assets (碳資產)	1,230,000.00					1,230,000.00	
Yuanxin Carbon (源鑫炭素)	1,042,637,930.05					1,042,637,930.05	
Haoxin Aluminum Foil (浩鑫鋁箔)	843,775,341.13					843,775,341.13	
American Technology (美國科技)	3,651,670.48					3,651,670.48	
Chuangneng Metal (創能金屬)	5,164,284.44					5,164,284.44	10,717,454.15

Investee	Opening balance (Carrying value)	Changes for the period: Increase in investment	Decrease in investment	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
Runxin Aluminum(潤鑫鋁業)	840,422,701.06					840,422,701.06	
Wenshan Aluminum(文山鋁業)	3,431,213,751.03					3,431,213,751.03	
Heqing Yixin (鶴慶溢鑫)	591,000,000.00	670,590,400.00				1,261,590,400.00	
Yunal Ganxin (曲鋁淯鑫)	32,112,435.83					32,112,435.83	
Haixin Aluminum(海鑫鋁業)	767,934,900.00	136,027,100.00				903,962,000.00	
Total	10,054,975,235.78	863,617,500.00		60,128,013.93		10,858,464,721.85	144,413,321.97

(2) Investments in associates and joint ventures

Unit: Yuan

Invested Entity	Opening balance (Carrying value)	Changes for the period: Increase in investment	Decrease in investment	Investment gains/losses recognized under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	8,155,579.77			156,637.58						8,312,217.35	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	86,792,681.69			4,174,528.05						90,967,209.74	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	29,210.10			-29,210.10							
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	35,545,715.79			377,396.76						35,923,112.55	
Subtotal	130,523,187.35			4,679,352.29						135,202,539.64	
Total	130,523,187.35			4,679,352.29						135,202,539.64	

(3) Other explanation

4. Operating income and operating costs

Unit: Yuan

Items	Amount during the period: Revenue	Cost	Amount for the previous period: Revenue	Cost
Principal operations	31,685,187,932.90	31,046,414,563.82	28,317,298,658.73	27,844,804,646.68
Other operations	288,499,268.73	258,760,609.40	128,631,762.40	125,494,437.28
Total	31,973,687,201.63	31,305,175,173.22	28,445,930,421.13	27,970,299,083.96

Whether the new standard for revenue has been adopted

Nil

Other explanation:

(1) Revenue from and cost of main businesses

Unit: Yuan

Items	2019: Revenue from main businesses	2019: Cost of main businesses	2018: Revenue from main businesses	2018: Cost of main businesses
Alumina segment	7,812,527,364.97	7,590,520,914.73	6,699,541,213.67	6,520,160,001.99
Primary aluminum segment	23,872,660,567.93	23,455,893,649.09	21,617,757,445.06	21,324,644,644.69
Total	31,685,187,932.90	31,046,414,563.82	28,317,298,658.73	27,844,804,646.68

(2) Other operating income and other operating costs

Unit: Yuan

Items	2019 Other operating income	2019 Other operating costs	2018 Other operating income	2018 Other operating costs
Sale of materials	155,332,216.68	161,600,403.37	64,713,782.57	63,135,415.21
Rental income	127,449,260.86	91,552,065.32	61,518,141.53	60,017,715.76
Others	5,717,791.19	5,608,140.71	2,399,838.30	2,341,306.31
Total	288,499,268.73	258,760,609.40	128,631,762.40	125,494,437.28

5. Investment income

Unit: Yuan

Items	Amount during the period	Amount for the previous period
Income from long-term equity investment under equity method	4,679,352.29	-2,334,906.05
Investment income from available-for-sale financial assets during the holding period		5,912,000.00
Interest income from debt investment during the holding period	29,545,706.92	24,606,338.70
Others	-289,531.57	-151,023.38
Total	33,935,527.64	28,032,409.27

6. Others

Not applicable

XVIII. SUPPLEMENTARY INFORMATION

1. Breakdown of current non-recurring profit or loss

☑ Applicable ☐ Not applicable

Unit: Yuan

Items	Amount	Description
Gains/(Losses) from disposal of non-current assets	-12,832,277.05	
Government grants included in profit or loss for the period (other than government grants which closely related to the corporate business and granted based on a fixed amount or a fixed quantity)	214,894,295.91	
Capital occupation fee charged to non-financial enterprises included in profit or loss for the period	1,848,339.62	
Gain or loss from debt restructuring	14,710,450.50	
Write back of the provision for impairment of receivables and contract assets that are individually tested for impairment	23,221,189.51	
Other non-operating income and expenses other than above items	-468,170.62	
Less: effect of income tax	43,974,107.27	
Effect of minority interests	39,790,961.30	
Total	157,608,759.30	

Under the requirements in Explanatory Announcement No.1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit or Loss Item [2008] from CSRC, non-recurring profit or loss refer to those profit or loss that has no direct relationship with the normal operating business of a company, and those profit or loss that although it is related to the normal operating business of a company, due to its special and contingent nature, would affect the users of the financial statements to make normal judgments on the company's operating performance and profitability.

For items of non-recurring profit or loss defined in the "Explanatory Announcement No.1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit or Loss Item" and items of non-recurring profit or loss stated in the "Explanatory Announcement No.1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit or Loss Item" that are defined as items of recurring profit or loss, the Company shall provide the reasons.

Not applicable

2. Return on net assets and earnings per share

Profit for the reporting period	Weighted average return on net assets	Earnings per share Basic earnings per share *(Yuan/share)*	Diluted earnings per share *(Yuan/share)*
Net profit attributable to ordinary shareholders of the Company	5.81%	0.19	0.19
Net profit attributable to ordinary shareholders of the Company after deducting non-recurring profit or loss	3.96%	0.14	0.14

3. Description of differences on figures by domestic and foreign accounting standards

(1) Differences between net profit and net assets in financial reports disclosed in accordance with international accounting standards and PRC GAAP

Not applicable

(2) Differences in net profit and net assets in financial reports disclosed in accordance with foreign accounting standards and PRC GAAP

Not applicable.

(3) Reason(s) for accounting difference between domestic and international accounting standards; if adjustment has been made to data audited by overseas audit firm, specify the name of the overseas audit firm

Not applicable.

4. Other

(ii) the audited consolidated financial statements of the Target Group for the financial year ended 31 December 2020 prepared in accordance with CAS and audited by PricewaterhouseCoopers Zhong Tian LLP

I. AUDIT REPORT

Audit Opinion Type	Unmodified Opinion
Signature Date of Audit Report	22 March 2021
Name of Audit Institution	PricewaterhouseCoopers Zhong Tian LLP
Reference No. of Audit Report	PricewaterhouseCoopers Zhong Tian Shen Zi (2021) No. 10105
Names of Signing Certified Public Accountants	Li Yanyu Liang Xin

TEXT OF THE AUDIT REPORT

To the shareholders of Yunnan Aluminum Co., Ltd.,

I. AUDIT OPINION

(I) Content of Our Audit

We have audited the accompanying financial statements of Yunnan Aluminum Co., Ltd. ("**Yunnan Aluminum**"), which comprise the consolidated and company balance sheets as at 31 December 2020, the consolidated and company income statements for the year then ended, the consolidated and company cash flow statements for the year then ended, the consolidated and company statements of changes in shareholders' equity for the year then ended and notes to the financial statements.

(II) Our Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company's financial position of Yunnan Aluminum as at 31 December 2020, and their financial performance and cash flows for the year then ended in accordance with the requirements of China Accounting Standards for Business Enterprises ("CAS").

II. BASIS OF THE AUDIT OPINION

We conducted our audit in accordance with China Standards on Auditing ("**CSAs**"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Yunnan Aluminum in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("**CICPA Code**"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

III. KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

Impairment assessment of construction in progress, fixed assets and intangible assets for discontinued or suspended projects;

Key Audit Matters	How our audit addressed the Key Audit Matters
See Note IV(10) "Fixed Assets", Note IV(11) "Construction in Progress", Note IV(12) "Intangible Assets", Note IV(44) "Impairment Losses on Assets" and Note II(25) "Critical Accounting Estimates and Judgements" to the financial statements. As at 31 December 2020, there were indications of impairment as some of the projects of the Group were in a state of suspension of production or construction and were not expected to generate the economic benefits as originally expected for the Group through normal use in the future. The relevant assets or asset groups include fixed assets with a carrying value of RMB8,296,945.21, construction in progress with a carrying value of RMB372,456,694.90 and intangible assets with a carrying value of RMB153,335,981.08. The management tested the above long-term assets for impairment and made a provision for impairment of RMB221,495,444.34 during 2020, resulting in a cumulative balance of RMB815,440,929.80 of impairment provision for the above long-term assets as of 31 December 2020. We focused on auditing the impairment assessment of construction in progress, fixed assets and intangible assets related to projects that were suspended or ceased construction because the net book value of relevant assets as at 31 December 2020 was significant with high uncertainty over the estimation of recoverable amount. The complexity of the valuation model and subjectivity of significant assumptions used pushed us to consider there was significant inherent risk in relation to the impairment assessment. Therefore, we identified the impairment assessment of construction in progress, fixed assets and intangible assets related to projects under suspended or terminated projects as a key audit matter.	With regard to the management's impairment testing over the construction in progress, fixed assets and intangible assets related to discontinued or suspended projects as at 31 December 2020, we performed the following procedures: Obtained an understanding of the management's internal control and assessment process of the recoverable amounts of construction in progress, fixed assets and intangible assets relating to suspended or terminated projects, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud; Understood, assessed and tested the internal control relating to impairment testing of the construction in progress, fixed assets and intangible assets in relation to the discontinued or suspended projects; Conducted a site visit to the relevant projects and discussed with the management the reasons for the suspension of production or construction and future plans for the relevant projects, and assessed the reasonableness of the management's judgement on indicators of impairment; Assessed the professional competence and objectivity of the management experts involved in the impairment testing; With the assistance of our in-house valuation experts, we assessed the appropriateness of the methodology used by the management in estimating the recoverable amounts of the construction in progress, fixed assets and intangible assets relating to discontinued or suspended projects and the reasonableness of the key assumptions adopted, and checked the accuracy of the relevant calculations.

Key Audit Matters	How our audit addressed the Key Audit Matters
	Based on the results of the above procedures, we found that the significant estimates adopted by the management in the impairment testing of the construction in progress, fixed assets and intangible assets relating to discontinued or suspended projects and their critical assumptions and the results of the impairment testing could be supported by the evidence we obtained.

IV. OTHER INFORMATION

Management of Yunnan Aluminum is responsible for the other information. The other information comprises all of the information included in 2021 annual report of Yunnan Aluminum, other than the financial statements and our report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misrepresented. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard.

V. RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management of Yunnan Aluminum is responsible for the preparation and fair presentation of these financial statements in accordance with the CAS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Yunnan Aluminum's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Yunnan Aluminum or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Yunnan Aluminum's financial reporting process.

VI. AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatement can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

1. Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

3. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Yunnan Aluminum's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause Yunnan Aluminum to cease to continue as a going concern.

5. Evaluate the overall presentation (including the disclosures), structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Yunnan Aluminum to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	*Signing CPA*	**Li Yanyu** *(Engagement Partner)*
Shanghai, the People's Republic of China	*Signing CPA*	**Liang Xin**

22 March 2021

II. FINANCIAL STATEMENTS

The unit in the financial statements of notes to the financial report is: RMB Yuan

1. Consolidated Balance Sheet

Prepared by: Yunnan Aluminum Co., Ltd.

31 December 2020

Unit: Yuan

Items	31 December 2020	31 December 2019
Current assets:		
Monetary funds	1,186,778,341.03	4,052,271,314.99
Clearing settlement funds		
Placements with banks and other financial institutions		
Financial assets held for trading		
Derivative financial assets		
Notes receivables		
Trade receivables	162,616,528.94	237,616,864.65
Receivables financing	274,917,710.78	545,644,539.79
Prepayments	134,966,969.83	94,917,866.14
Premium receivables		
Reinsurance receivables		
Reinsurance contract reserves receivable		
Other receivables	73,711,158.71	152,866,204.77
Including: interest receivables		
Dividends receivables		960,000.00
Financial assets purchased with agreement to re-sale		
Inventories	3,543,978,904.95	3,375,666,668.67
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	674,408,316.41	608,463,427.22
Total current assets	6,051,377,930.65	9,067,446,886.23

Items	31 December 2020	31 December 2019
Non-current assets:		
Loans and advances to customers		
Debt investments		
Other debt investments		
Long-term receivables		
Long-term equity investments	474,038,011.84	345,922,176.79
Other investment in equity instruments	56,009,093.26	215,394,718.78
Other non-current financial assets		
Investment properties		
Fixed assets	28,115,806,967.88	22,697,666,092.74
Construction in progress	1,998,518,315.74	3,556,880,370.63
Bearer biological assets		
Oil and gas assets		
Right-of-use assets		
Intangible assets	2,954,748,369.54	2,656,425,916.59
Development expenses		
Goodwill		
Long-term deferred expenses	98,294,040.76	95,490,723.83
Deferred income tax assets	266,311,261.10	255,017,889.83
Other non-current assets	1,003,493,722.57	689,211,834.78
Total non-current assets	34,967,219,782.69	30,512,009,723.97
Total assets	41,018,597,713.34	39,579,456,610.20
Current liabilities:		
Short-term borrowings	5,632,438,846.00	8,501,813,067.79
Borrowings from central bank		
Placement to banks and other financial institutions		
Financial liabilities held for trading		
Derivative financial liabilities		505,150.00
Notes payables	2,014,772,391.82	1,276,247,851.28
Trade payables	7,347,790,425.84	5,889,023,792.36
Advances from customers		179,159,574.06
Contract liabilities	197,815,977.50	

Items	31 December 2020	31 December 2019
Funds from selling out and repurchasing financial assets		
Deposit taking and deposit in inter-bank market		
Agent brokerage fees		
Agent underwriting fees		
Employee benefits payable		
Staff salaries payables	282,482,486.83	173,070,456.86
Taxes payables	207,953,285.68	173,394,315.71
Other payables	285,047,872.85	367,760,537.78
Including: interest payables	11,076,444.81	17,838,951.86
Dividends payables		
Handling charges and commissions payables		
Reinsurance accounts payables		
Liabilities held for sale		
Non-current liabilities due within one year	1,358,467,803.76	3,953,691,034.84
Other current liabilities	25,821,363.86	
Total current liabilities	17,352,590,454.14	20,514,665,780.68
Non-current liabilities:		
Deposits for insurance contracts		
Long-term borrowings	9,357,661,896.00	4,701,180,000.00
Bonds payables		
Including: preferred shares		
Perpetual bonds		
Lease liabilities		
Long-term payables	108,647,454.54	1,399,417,210.26
Long term Employee benefits payable		
Long-term staff salaries payables	65,633,176.26	62,420,025.14
Provisions		
Estimated liabilities	82,505,899.69	72,933,951.86
Deferred income	207,223,890.31	211,362,799.02
Deferred income tax liabilities	32,637,645.72	35,983,742.50
Other non-current liabilities	53,000,000.00	8,000,000.00
Total non-current liabilities	9,907,309,962.52	6,491,297,728.78
Total liabilities	27,259,900,416.66	27,005,963,509.46

Items	31 December 2020	31 December 2019
Owners' equity:		
Share capital	3,128,206,556.00	3,128,206,556.00
Other equity instruments		
Including: preferred shares		
Perpetual bonds		
Capital reserve	8,033,153,919.09	8,023,272,472.93
Less: treasury share		
Other comprehensive income	-69,014,623.56	-25,518,748.93
Special reserve	69,785,408.80	52,702,334.12
Surplus reserve	345,045,411.63	345,045,411.63
General risk reserve		
Undistributed profits	298,516,215.92	-604,038,993.25
Total equity attributable to the owners of the parent company	11,805,692,887.88	10,919,669,032.50
Minority interests	1,953,004,408.80	1,653,824,068.24
Total owners' equity	13,758,697,296.68	12,573,493,100.74
Total liabilities and owners' equity	41,018,597,713.34	39,579,456,610.20

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

2. Balance Sheet of the Parent Company

Unit: Yuan

Items	31 December 2020	31 December 2019
Current assets:		
Monetary funds	719,135,371.59	3,091,562,947.63
Financial assets held for trading		
Derivative financial assets		
Notes receivables		
Trade receivables	1,398,748,305.87	1,779,982,318.55
Receivables financing	56,180,824.35	266,817,944.45
Prepayments	5,372,224,426.49	4,500,747,490.74
Other receivables	186,091,525.72	303,655,440.20
Including: interest receivables		
Dividends receivables		960,000.00
Inventories	398,287,004.08	465,522,518.11
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	43,965,853.14	807,239.83
Total current assets	8,174,633,311.24	10,409,095,899.51
Non-current assets:		
Debt investments	1,079,297,534.73	1,150,000,000.00
Other debt investments		
Long-term receivables		
Long-term equity investments	11,836,760,656.33	10,993,667,261.49
Other investment in equity instruments	33,364,932.84	171,226,928.79
Other non-current financial assets		
Investment properties		
Fixed assets	1,820,938,976.48	1,944,128,414.90
Construction in progress	36,709,697.04	29,199,348.63
Bearer biological assets		
Oil and gas assets		
Right-of-use assets		

Items	31 December 2020	31 December 2019
Intangible assets	74,926,192.15	85,140,728.51
Development expenses		
Goodwill		
Long-term deferred expenses	3,801,685.10	3,292,474.42
Deferred income tax assets	48,042,967.32	42,561,901.98
Other non-current assets	541,720,900.00	2,351,595.69
Total non-current assets	15,475,563,541.99	14,421,568,654.41
Total assets	23,650,196,853.23	24,830,664,553.92
Current liabilities:		
Short-term borrowings	985,200,000.00	1,625,200,000.00
Financial liabilities held for trading		
Derivative financial liabilities		207,700.00
Notes payables	2,510,000,000.00	2,015,184,000.36
Trade payables	3,348,544,286.27	4,080,683,401.70
Advances from customers		393,290,679.84
Contract liabilities	133,067,124.38	
Employee benefits payable		
Staff salaries payables	57,583,421.45	33,565,791.82
Taxes payables	47,239,222.52	33,047,959.96
Other payables	60,265,529.74	152,215,919.47
Including: interest payables		9,796,256.74
Dividends payables		
Liabilities held for sale		
Non-current liabilities due within one year	118,000,000.00	2,099,463,878.38
Other current liabilities	17,298,726.17	
Total current liabilities	7,277,198,310.53	10,432,859,331.53

Items	31 December 2020	31 December 2019
Non-current liabilities:		
Long-term borrowings	4,648,000,000.00	2,554,000,000.00
Bonds payables		
Including: preferred shares		
Perpetual bonds		
Lease liabilities		
Long-term payables	990,000.00	159,753,360.05
Long term Employee benefits payable		
Long-term staff salaries payables	20,464,043.16	11,899,001.24
Provisions		
Estimated liabilities	6,748,215.64	6,748,215.64
Deferred income	29,095,443.27	26,920,978.91
Deferred income tax liabilities		
Other non-current liabilities		
Total non-current liabilities	4,705,297,702.07	2,759,321,555.84
Total liabilities	11,982,496,012.60	13,192,180,887.37
Owners' equity:		
Share capital	3,128,206,556.00	3,128,206,556.00
Other equity instruments		
Including: preferred shares		
Perpetual bonds		
Capital reserve	8,394,745,336.78	8,403,504,708.02
Less: treasury share		
Other comprehensive income	-29,564,492.56	-10,698,770.60
Special reserve	21,621,316.75	18,501,991.00
Surplus reserve	344,759,636.94	344,759,636.94
Undistributed profits	-192,067,513.28	-245,790,454.81
Total owners' equity	11,667,700,840.63	11,638,483,666.55
Total liabilities and owners' equity	23,650,196,853.23	24,830,664,553.92

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

3. Consolidated Income Statement

Unit: Yuan

Items	2020	2019
I. Total operating revenue	29,573,100,815.61	24,283,623,386.87
Including: operating revenue	29,573,100,815.61	24,283,623,386.87
Interest income		
Premiums earned		
Fees and commissions income		
II. Total operating costs	28,030,187,751.72	23,607,128,206.93
Including: operating costs	25,374,325,956.25	21,040,324,803.55
Interest expenses		
Fees and commissions expenses		
Surrender value		
Net payments for insurance claims		
Net insurance contract reserves		
Insurance policy dividend expenses		
Reinsurance expenses		
Taxes and surcharges	278,284,349.46	292,278,784.83
Selling expenses	628,672,628.65	538,963,773.61
Administrative expenses	1,070,973,465.71	827,127,848.62
Research and development expenses	31,115,216.66	10,281,521.41
Finance costs	646,816,134.99	898,151,474.91
Including: interest expenses	672,885,013.35	945,785,611.32
Interest income	35,345,210.83	46,865,036.81
Add: other income	165,247,443.24	214,042,795.91
Investment gains (Loss is represented by "-")	32,263,512.40	23,626,007.16
Including: share of profits of associates and joint ventures	-9,882,491.78	23,343,696.46
Derecognition of income from financial assets measured at amortised cost		
Foreign exchange gains (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")	12,665,936.85	7,638,062.08
Loss on asset impairment (Loss is represented by "-")	-384,663,946.84	-327,517,748.93
Gain on disposal of assets (Loss is represented by "-")	1,597,227.39	-11,568,240.51

Items	2020	2019
III. Operating profit (Loss is represented by "-")	1,370,023,236.93	582,716,055.65
Add: non-operating income	8,856,122.04	21,704,871.40
Less: non-operating expenses	22,374,166.85	7,875,128.06
IV. Total profit (Loss is represented by "-")	1,356,505,192.12	596,545,798.99
Less: income tax expenses	122,718,520.64	51,339,557.98
V. Net profit (Loss is represented by "-")	1,233,786,671.48	545,206,241.01
(I) Classified by continuity of operations:		
1. Net profit from continuing operations (Net loss is represented by "-")	1,233,786,671.48	545,206,241.01
2. Net profit from discontinued operations (Net loss is represented by "-")		
(II) Classified by ownership of equity:		
1. Net profit attributable to shareholders of the parent company	902,555,209.17	495,225,700.67
2. Profit and loss attributable to minority interests	331,231,462.31	49,980,540.34
VI. Other comprehensive income (net of tax)	-43,609,966.77	28,182,911.62
Other comprehensive income (net of tax) attributable to owners of the parent company	-43,495,874.63	28,088,693.94
(I) Other comprehensive income that will not be reclassified into profit or loss	-40,545,126.53	25,550,140.54
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	-40,545,126.53	25,550,140.54
4. Change in fair value due to enterprise's own credit risk		
5. Others		

Items	2020	2019
(II) Other comprehensive income that will be reclassified into profit or loss	-2,950,748.10	2,538,553.40
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Amount of financial assets reclassified into other comprehensive income		
4. Credit impairment provisions for other debt investment		
5. Reserves for cash flow hedge	453,225.00	757,856.25
6. Exchange difference on translation of financial statement in foreign currency	-3,403,973.10	1,780,697.15
7. Others		
Other comprehensive income (net of tax) attributable to minority interests	-114,092.14	94,217.68
VII. Total comprehensive income	1,190,176,704.71	573,389,152.63
Total comprehensive income attributable to the owners of the parent company	859,059,334.54	523,314,394.61
Total comprehensive income attributable to minority interests	331,117,370.17	50,074,758.02
VIII. Earnings per share:		
(I) Basic earnings per share	0.29	0.19
(II) Diluted earnings per share	0.29	0.19

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

4. Income Statement of the Parent Company

Unit: Yuan

Items	2020	2019
I. Operating revenue	38,420,232,238.27	31,973,687,201.63
Less: operating costs	37,920,906,445.99	31,305,175,173.22
Taxes and surcharges	53,623,957.26	53,876,730.28
Selling expenses	53,703,041.53	72,446,485.18
Administrative expenses	262,528,558.07	162,917,129.69
Research and development expenses	4,392,992.99	1,310,569.97
Finance costs	311,161,519.09	395,946,907.54
Including: interest expenses	334,846,913.69	410,793,956.24
Interest income	23,151,380.77	29,850,451.96
Add: other income	3,441,391.79	55,581,364.07
Investment gains (Loss is represented by "-")	345,789,167.73	33,935,527.64
Including: share of profits of associates and joint ventures	-9,692,620.36	4,679,352.29
Derecognition of income from financial assets measured at amortised cost (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")	-82,762,718.29	-7,984,199.27
Loss on asset impairment (Loss is represented by "-")	-29,805,965.27	-51,856,412.57
Gain on disposal of assets (Loss is represented by "-")	4,039,312.80	-12,128,298.51
II. Operating profit (Loss is represented by "-")	54,616,912.10	-437,812.89
Add: non-operating income	119,346.00	2,503,724.99
Less: non-operating expenses	200,295.42	333.83
III. Total profit (Loss is represented by "-")	54,535,962.68	2,065,578.27
Less: income tax expenses	813,021.15	411,173.38
IV. Net profit (Net loss is represented by "-")	53,722,941.53	1,654,404.89
(I) Net profit from continuing operations (Net loss is represented by "-")	53,722,941.53	1,654,404.89
(II) Net profit from discontinued operations (Net loss is represented by "-")		

Items	2020	2019
V. Other comprehensive income (net of tax)	-18,865,721.96	18,492,432.73
(I) Other comprehensive income that will not be reclassified into profit or loss	-19,021,496.96	17,437,126.48
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	-19,021,496.96	17,437,126.48
4. Change In Fair Value Due To Enterprise's Own Credit Risk		
5. Others		
(II) Other comprehensive income that will be reclassified into profit or loss	155,775.00	1,055,306.25
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Amount of financial assets reclassified into other comprehensive income		
4. Credit impairment provisions for other debt investment		
5. Reserves for cash flow hedge	155,775.00	1,055,306.25
6. Exchange difference on translation of financial statement in foreign currency		
7. Others		
VI. Total comprehensive income	34,857,219.57	20,146,837.62
VII. Earnings per share:		
(I) Basic earnings per share		
(II) Diluted earnings per share		

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

5. Consolidated Statement of Cash Flows

Unit: Yuan

Items	2020	2019
I. Cash flows from operating activities		
Cash received from sales of goods or rendering of services	28,108,414,806.89	22,667,825,261.24
Net increase in customer deposits and interbank deposits		
Net increase in borrowings from central bank		
Net increase in borrowings from other financial institutions		
Cash received from premiums of original insurance contracts		
Net amount of reinsurance business		
Net increase in insured's deposits and investments		
Cash received from interest, fee and commission		
Net increase in capital borrowed		
Net increase of returned business capital		
Net cash received from agent sales of securities		
Tax refunds received	244,229,761.93	86,473,727.18
Cash generated from other operating activities	347,870,904.52	331,084,490.81
Sub-total of cash inflows from operating activities	28,700,515,473.34	23,085,383,479.23
Cash paid for purchase of goods and acceptance of services	20,857,047,155.96	16,912,809,987.08
Net increase of customer loans and advances		
Net increase of deposits in central bank and interbank		
Cash paid for claim settlements on original insurance contracts		
Net increase of due from banks and other financial institutions		
Cash paid for interest, fee and commission		
Cash paid for policy dividends		
Cash paid to and for employees	1,595,876,853.05	1,533,204,824.39
Payments of all types of taxes	1,004,535,209.80	764,904,600.48
Cash paid for other operating activities	262,167,497.75	190,543,420.31
Sub-total of cash used in operating activities	23,719,626,716.56	19,401,462,832.26
Net cash flow from operating activities	4,980,888,756.78	3,683,920,646.97
II. Cash flow generated from investing activities:		
Cash received from disposal of investment	112,500,000.00	
Cash received from investment gains	36,356,355.11	552,155.33
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	17,441,474.06	3,031,218.84
Net cash received from disposal of subsidiaries and other operating units		
Cash generated from other investing activities	48,582,414.05	
Sub-total of cash inflows from investing activities	214,880,243.22	3,583,374.17
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	5,286,562,715.22	3,539,956,656.15
Cash paid for investments	167,960,000.00	
Net increase of mortgaged loans		
Net cash paid for acquisition of subsidiaries and other operating units		
Cash paid for other investing activities	2,090,018.80	17,879,941.32
Sub-total of cash used in investing activities	5,456,612,734.02	3,557,836,597.47
Net cash flow from investing activities	-5,241,732,490.80	-3,554,253,223.30
III. Cash flow generated from financing activities:		
Cash received from investors	62,690,000.00	3,006,546,811.90
Including: cash received from absorbing minority shareholders' investment by subsidiaries	62,690,000.00	896,219,000.00
Cash received from obtaining borrowings	16,525,900,000.00	11,616,414,662.46
Cash received from other financing activities	95,000,000.00	687,800,000.00
Sub-total of cash inflows from financing activities	16,683,590,000.00	15,310,761,474.36
Cash paid for repayment of debt	16,278,580,000.00	11,963,468,864.46
Cash paid for distribution of dividends, profit or payment of interests	673,376,367.33	819,945,071.63
Including: dividend and profit of minority shareholder paid by subsidiaries		
Cash paid for other financing activities	2,186,508,740.84	2,443,489,708.12
Sub-total of cash used in financing activities	19,138,465,108.17	15,226,903,644.21
Net cash flow from financing activities	-2,454,875,108.17	83,857,830.15
IV. Effect on cash and cash equivalent from change of exchange rate	-3,646,630.17	2,612,004.57
V. Net increase in cash and cash equivalent	-2,719,365,472.36	216,137,258.39
Add: balance of cash and cash equivalent at the beginning of the period	3,260,720,019.60	3,044,582,761.21
VI. Balance of cash and cash equivalent at the end of the period	541,354,547.24	3,260,720,019.60

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

6. **Statement of Cash Flows of the Parent Company**

Unit: Yuan

Items	2020	2019
I. Cash flows from operating activities	36,469,207,776.78	29,723,120,341.09
Cash received from sales of goods or rendering of services		
Tax refunds received		12,628,890.27
Cash generated from other operating activities	66,733,679.53	90,257,643.88
Sub-total of cash inflows from operating activities	36,535,941,456.31	29,826,006,875.24
Cash paid for purchase of goods and engagement of labor services	36,477,406,399.00	29,166,978,825.31
Cash paid to and for employees	229,739,337.79	302,504,357.49
Payments of all types of taxes	181,617,260.61	192,311,958.36
Cash paid for other operating activities	32,439,410.20	45,485,225.73
Sub-total of cash used in operating activities	36,921,202,407.60	29,707,280,366.89
Net cash flow from operating activities	-385,260,951.29	118,726,508.35
II. Cash flow generated from investing activities:		
Cash received from disposal of investment	112,500,000.00	
Cash received from investment gains	286,763,003.04	
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	40,064,472.45	2,790,660.93
Net cash received from disposal of subsidiaries and other operating units	3,642,706.98	
Cash generated from other investing activities	271,562,658.75	131,027,833.34
Sub-total of cash inflows from investing activities	714,532,841.22	133,818,494.27
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	607,618,233.28	83,338,152.82
Cash paid for investments	960,934,470.94	796,604,000.00
Net cash paid for acquisition of subsidiaries and other operating units		
Cash paid for other investing activities	129,297,534.73	1,157,929,941.32
Sub-total of cash used in investing activities	1,697,850,238.95	2,037,872,094.14
Net cash flow from investing activities	-983,317,397.73	-1,904,053,599.87

Items	2020	2019
III. Cash flow generated from financing activities:		
Cash received from investors		2,110,327,811.90
Cash received from obtaining borrowings	7,065,000,000.00	4,025,000,000.00
Cash received from other financing activities		
Sub-total of cash inflows from financing activities	7,065,000,000.00	6,135,327,811.90
Cash paid for repayment of debt	7,305,000,000.00	3,387,426,240.00
Cash paid for distribution of dividends, profit or payment of interests	327,989,478.79	371,508,056.10
Cash paid for other financing activities	458,923,588.29	232,792,218.04
Sub-total of cash used in financing activities	8,091,913,067.08	3,991,726,514.14
Net cash flow from financing activities	-1,026,913,067.08	2,143,601,297.76
IV. Effect on cash and cash equivalent from change of exchange rate	365,764.06	2,619,075.14
V. Net increase in cash and cash equivalent	-2,395,125,652.04	360,893,281.38
Add: balance of cash and cash equivalent at the beginning of the period	2,638,761,023.63	2,277,867,742.25
VI. Balance of cash and cash equivalent at the end of the period	243,635,371.59	2,638,761,023.63

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

7. Consolidated Statement of Changes in Owners' Equity

Amounts for the current period

Unit: Yuan

Items	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
	2020														
	Equity attributable to owners of the parent company														
I Balance as at the end of the previous year	3,128,206,556.00				8,023,272,472.93		-25,518,748.93	52,702,334.12	345,045,411.63		-604,038,993.25		10,919,669,032.50	1,653,824,068.24	12,573,493,100.74
Add: changes in accounting policy															
Error correction of the previous period															
Business combination under common control															
Others															
II. Balance as at the beginning of this year	3,128,206,556.00				8,023,272,472.93		-25,518,748.93	52,702,334.12	345,045,411.63		-604,038,993.25		10,919,669,032.50	1,653,824,068.24	12,573,493,100.74
III. Increase/decrease in this year (Decrease is represented by "-")					9,881,446.16		-43,495,874.63	17,083,074.68			902,555,209.17		886,023,855.38	299,180,340.56	1,185,204,195.94
(I) Total comprehensive income							-43,495,874.63				902,555,209.17		859,059,334.54	331,117,370.17	1,190,176,704.71
(II) Capital injection and reduction by owners					23,019,560.21			88,264.63					23,107,824.84	39,582,175.16	62,690,000.00
1. Ordinary shares injected by owners															
2. Share capital injected by holders of other equity instruments															
3. Amount of share-based payment credited to owner's equity															
4. Others					23,019,560.21			88,264.63					23,107,824.84	39,582,175.16	62,690,000.00

Items	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
	2020														
	Equity attributable to owners of the parent company														
(III) Profit distribution														-66,991,481.11	-66,991,481.11
1. Appropriation of surplus reserve															
2. Appropriation of general risk reserve															
3. Distribution to owners (or shareholders)														-66,991,481.11	-66,991,481.11
4. Others															
(IV) Internal transfer of owner's equity															
1. Transfer of capital reserve into capital (or share capital)															
2. Transfer of surplus reserve into capital (or share capital)															
3. Surplus reserve used for remedying losses															
4. Changes in defined benefit plan carried over to retained earnings															
5. Other comprehensive income carried over to retained earnings															
6. Others															
(V) Special reserve								16,994,810.05					16,994,810.05	1,862,830.62	18,857,640.67
1. Appropriation for the current period								110,290,706.87					110,290,706.87	12,548,178.15	122,838,885.02
2. Utilisation for the current period								-93,295,896.82					-93,295,896.82	-10,685,347.53	-103,981,244.35
(VI) Others					-13,138,114.05								-13,138,114.05	-6,390,554.28	-19,528,668.33
IV. Balance as at the end of current period	3,128,206,556.00				8,033,153,919.09		-69,014,623.56	69,785,408.80	345,045,411.63		298,516,215.92		11,805,692,887.88	1,953,004,408.80	13,758,697,296.68

Legal representative: **Zhang Zhengji**

Accounting principal: **Ding Jilin**

Accounting function's principal: **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

Items	2019														
	Equity attributable to owners of the parent company														
		Other equity instruments													
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
I Balance as at the end of the previous year	2,606,838,797.00				6,439,781,257.40		-25,627,320.79	37,135,895.12	345,045,411.63		-1,138,698,238.89		8,264,475,801.47	951,478,477.74	9,215,954,279.21
Add: changes in accounting policy							-27,980,122.08				39,433,544.97		11,453,422.89		11,453,422.89
Error correction of the previous period															
Business combination under common control															
Others															
II. Balance as at the beginning of this year	2,606,838,797.00				6,439,781,257.40		-53,607,442.87	37,135,895.12	345,045,411.63		-1,099,264,693.92		8,275,929,224.36	951,478,477.74	9,227,407,702.10
III. Increase/decrease in this year (Decrease is represented by "-")	521,367,759.00				1,583,491,215.53		28,088,693.94	15,566,439.00			495,225,700.67		2,643,739,808.14	702,345,590.50	3,346,085,398.64
(I) Total comprehensive income							28,088,693.94				495,225,700.67		523,314,394.61	50,074,758.02	573,389,152.63
(II) Capital injection and reduction by owners	521,367,759.00				1,582,389,244.62								2,103,757,003.62	650,153,900.00	2,753,910,903.62
1. Ordinary shares injected by owners	521,367,759.00				1,586,351,244.62								2,107,719,003.62	896,219,000.00	3,003,938,003.62
2. Share capital injected by holders of other equity instruments															
3. Amount of share-based payment credited to owner's equity															
4. Others					-3,962,000.00								-3,962,000.00	-246,065,100.00	-250,027,100.00

Items	2019														
	Equity attributable to owners of the parent company														
		Other equity instruments													
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
(III) Profit distribution															
1. Appropriation of surplus reserve															
2. Appropriation of general risk reserve															
3. Distribution to owners (or shareholders)															
4. Others															
(IV) Internal transfer of owner's equity															
1. Transfer of capital reserve into capital (or share capital)															
2. Transfer of surplus reserve into capital (or share capital)															
3. Surplus reserve used for remedying losses															
4. Changes in defined benefit plan carried over to retained earnings															
5. Other comprehensive income carried over to retained earnings															
6. Others															
(V) Special reserve								15,566,439.00					15,566,439.00	2,116,932.48	17,683,371.48
1. Appropriation for the current period								104,083,278.70					104,083,278.70	10,401,290.54	114,484,569.24
2. Utilisation for the current period								-88,516,839.70					-88,516,839.70	-8,284,358.06	-96,801,197.76
(VI) Others					1,101,970.91								1,101,970.91		1,101,970.91
IV. Balance as at the end of current period	3,128,206,556.00				8,023,272,472.93		-25,518,748.93	52,702,334.12	345,045,411.63		-604,038,993.25		10,919,669,032.50	1,653,824,068.24	12,573,493,100.74

Legal representative: **Zhang Zhengji**

Accounting principal: **Ding Jilin**

Accounting function's principal: **Tang Zhengzhong**

8. Statement of Changes in Owners' Equity of the Parent Company

Amounts for the current period

Unit: Yuan

Items	2020											
	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I Balance as at the end of the previous year	3,128,206,556.00				8,403,504,708.02		-10,698,770.60	18,501,991.00	344,759,636.94	-245,790,454.81		11,638,483,666.55
Add: changes in accounting policy												
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	3,128,206,556.00				8,403,504,708.02		-10,698,770.60	18,501,991.00	344,759,636.94	-245,790,454.81		11,638,483,666.55
III. Increase/decrease in this period (Decrease is represented by "-")					-8,759,371.24		-18,865,721.96	3,119,325.75		53,722,941.53		29,217,174.08
(I) Total comprehensive income							-18,865,721.96			53,722,941.53		34,857,219.57
(II) Capital injection and reduction by owners												
1. Ordinary shares injected by owners												
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others												

Items	2020											
	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(III) Profit distribution												
1. Appropriation of surplus reserve												
2. Distribution to owners (or shareholders)												
3. Others												
(IV) Internal transfer of owner's equity												
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings												
6. Others												
(V) Special reserve								3,119,325.75				3,119,325.75
1. Appropriation for the current period								11,203,939.94				11,203,939.94
2. Utilisation for the current period								-8,084,614.19				-8,084,614.19
(VI) Others					-8,759,371.24							-8,759,371.24
IV. Balance as at the end of current period	3,128,206,556.00				8,394,745,336.78		-29,564,492.56	21,621,316.75	344,759,636.94	-192,067,513.28		11,667,700,840.63

Legal representative: **Zhang Zhengji** *Accounting principal:* **Ding Jilin** *Accounting function's principal:* **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

Items	2019 Share capital	Other equity instruments Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I Balance as at the end of the previous year	2,606,838,797.00				6,817,153,463.40		-1,211,081.25	12,128,198.99	344,759,636.94	-286,878,404.67		9,492,790,610.41
Add: changes in accounting policy							-27,980,122.08			39,433,544.97		11,453,422.89
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	2,606,838,797.00				6,817,153,463.40		-29,191,203.33	12,128,198.99	344,759,636.94	-247,444,859.70		9,504,244,033.30
III. Increase/decrease in this period (Decrease is represented by "-")	521,367,759.00				1,586,351,244.62		18,492,432.73	6,373,792.01		1,654,404.89		2,134,239,633.25
(I) Total comprehensive income							18,492,432.73			1,654,404.89		20,146,837.62
(II) Capital injection and reduction by owners	521,367,759.00				1,586,351,244.62							2,107,719,003.62
1. Ordinary shares injected by owners	521,367,759.00				1,586,351,244.62							2,107,719,003.62
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others												

Items	2019 Share capital	Other equity instruments Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(III) Profit distribution												
1. Appropriation of surplus reserve												
2. Distribution to owners (or shareholders)												
3. Others												
(IV) Internal transfer of owner's equity												
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings												
6. Others												
(V) Special reserve								6,373,792.01				6,373,792.01
1. Appropriation for the current period								11,168,501.98				11,168,501.98
2. Utilisation for the current period								-4,794,709.97				-4,794,709.97
(VI) Others												
IV. Balance as at the end of current period	3,128,206,556.00				8,403,504,708.02		-10,698,770.60	18,501,991.00	344,759,636.94	-245,790,454.81		11,638,483,666.55

Legal representative: **Zhang Zhengji**

Accounting principal: **Ding Jilin**

Accounting function's principal: **Tang Zhengzhong**

III. BASIC SITUATION OF THE COMPANY

Yunnan Aluminum Co., Ltd (the "**Company**") is a joint stock limited liability company established in 20 March 1998 with capital contribution via the substantial assets of production and operation from Yunnan Aluminum Plant (雲南鋁廠), the original wholly-owned enterprise of Yunnan Metallurgical Group Co., Ltd. ("**Yunnan Metallurgical Group**") by way of private initiation and social public offering for shares, both registered and headquartered at Qidian Street, Chenggong District, Kunming City, Yunnan Province, People's Republic of China. Yunnan Metallurgical Group (雲南冶金集團) is the parent company of the Company, and the Company's ultimate parent company is Aluminum Corporation of China ("**Chinalco**"). As at 31 December 2020, the Company's total share capital amounted to RMB3,128,206,556 with a par value of RMB1 per share.

At the time of its establishment, the Company had a registered capital and total of 310,000,000 shares, of which 230,000,000 shares and 80,000,000 shares were held by Yunnan Metallurgical Group and the public, respectively, representing 74.19% and 25.81%. 72,000,000 A shares of the Company were listed on the Shenzhen Stock Exchange on 8 April 1998 (stock abbreviation: "Yunnan Aluminum"; stock code: 000807). 54,000,000 public shares with a par value of RMB1 per share were issued on 26 March 2002. After the completion of the issuance, the total shares amounted to RMB364 million, of which 230,000,000 shares were held by Yunnan Metallurgical Group, representing 63.19%. In 2004, every 10 shares would be converted to 5 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total amount of shares was RMB546 million, of which Yunnan Metallurgical Group held 345,000,000 shares, representing 63.19%. In 2006, as a result of the split-share reform, Yunnan Metallurgical Group paid the considerations of 64,320,000 shares to the circulating shareholders by way of 3.2 bonus shares for every 10 shares. The shares held by Yunnan Metallurgical Group changed to 280,680,000 shares, representing 51.41%. On 26 April 2007, 6 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total number of shares was RMB873.6 million. 42,525,598 A shares with a par value of RMB1 per share were issued to institutional investors, original circulating shareholders and other public investors on 18 January 2008. After the completion of the issuance, the total share capital was RMB916.13 million. On 6 May 2008, 1.5 shares for every 10 shares were issued by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total share capital was changed to RMB1, 053.54 million. On August 25, 2009, 130,434,782 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB1,183,979,219. In 2011, 3 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total share capital was changed to RMB1,539,172,984. On 19 May 2015, 359,438,661 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB1,898,611,645. On 19

October 2016, 708,227,152 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB2,606,838,797. On 20 December 2019, 521,367,759 ordinary shares with a par value of RMB1 per share were issued to specific subscribers such as Aluminum Corporation of China Limited ("**Chalco**"). After the completion of the issuance, the total share capital was RMB3,128,206,556.

The Company and its subsidiaries (collectively, the "**Group**") are mainly engaged in the processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina. The Group is also engaged in the trading of non-ferrous metal products.

A total of 22 subsidiaries were consolidated during the year, details of which are set out in Note V. There was 4 subsidiaries not including into the scope of consolidation during the year, details of which are set out in Note V(a)(i).

The financial statements were authorised for issue by the Company's Board of Directors on 22 March 2021.

IV. BASIS OF PREPARATION FOR FINANCIAL STATEMENTS

1. Basis of preparation

The financial statements have been prepared according to the Basic Standard of CAS, the specific standards and other relevant regulations issued by the Ministry of Finance on and after 15 February 2006, thereafter (hereafter collectively referred to as "**CAS**"), the Compilation Rules for Information Disclosure by Companies Offering Securities to the Public No. 15 – the General Provisions of Financial Reports issued by the China Securities and Regulatory Commission.

2. Going Concern

As at 31 December 2020, the Group's current liabilities exceeded its current assets by approximately RMB11.30 billion. The Group plans to raise funds to repay short-term debts as follows:

(1) The Group's expected net cash flows from operating activities in the next 12 months;

(2) The loan facilities granted by banks or other financial institutions which can be used to obtain new loans when necessary;

(3) Given the Group's long-term cooperation relationship with reputable domestic banks and financial institutions, the Group is able to obtain alternative sources of financing.

After assessment, the Board of Directors of the Company believe that the Group has sufficient capital resources to continue as a going concern for the foreseeable future of not less than 12 months from the balance sheet date. Therefore, the Company continues to prepare the Group's 2020 financial statements on a going concern basis.

V. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The specific prompts of accounting policies and accounting are as follows:

The Group applies specific accounting policies and accounting estimates in regards of the measurement of expected credit loss from receivables (Note II(9)), the useful lives of fixed assets (Note II(12)), amortisation of intangible assets (Note II(15)), impairment of long-term assets (Note II(17)), net realisable value of inventories (Note II(10)), measurement of provisions (Note II(19), recognition of deferred tax assets (Note 2(22)), among other things, based on the merits of production and operation.

The key judgement, significant accounting estimate and its assumptions in ascertaining the important accounting policies by the Group is listed in Note II(25).

1. Statement of compliance with CAS

The financial statements of the Company for 2020 are in compliance with CAS, and truly and completely present the consolidated and financial position of the Company as at 31 December 2020 and the consolidated and operating results, cash flows and other information of the Company for the year 2020.

2. Accounting period

The Company's accounting year starts on 1 January and ends on 31 December.

3. Operating cycle

A normal operating cycle starts from purchasing assets used to produce, and ends when cash or equivalent is realised. It's the Company's practice to set an operating cycle as 12 months, which is also the standard classification criteria for status of liquidity of both assets and liabilities.

4. Recording currency

The recording currency of the Company is Renminbi (RMB). The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The recording currency of the Company and subsidiaries registered in mainland China is Renminbi (RMB). The recording currency of Yunnan Aluminum International Company Limited (雲鋁國際有限公司) (“**Yunnan Aluminum International**”), the subsidiary registered in Hong Kong, China, the subsidiary registered in USA, is Renminbi (RMB). The financial statements are presented in RMB.

5. Accounting treatment for the Business combinations involving entities under and not under common control

(1) Business combinations involving entities under common control

The consideration paid and net assets obtained by the Group in a business combination are measured at the carrying amount. If the combined party is acquired from a third party by the ultimate controlling party in a prior year, the consideration paid, and net assets obtained by the Group are measured based on the carrying amounts of the Group's assets and liabilities (including the goodwill arising from the acquisition of the combined party by the ultimate controlling party) presented in the consolidated financial statements of the ultimate controlling party. The difference between the carrying amount of the net assets obtained from the combining party and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(2) Business combinations involving entities not under common control

The cost of combination and identifiable net assets obtained by the Group in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is lower than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

6. Preparation of consolidated financial statements.

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are deconsolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries' equity and the portion of subsidiaries' net profits and losses for the period not attributable to the Company are recognised as non-controlling interests and presented separately in the consolidated financial statements under equity and net profits respectively. When the amount of loss for the current period attributable to the minority shareholders of a subsidiary exceeds the minority shareholders' portion of the opening balance of shareholders' equity of the subsidiary, the excess is allocated against the minority interests. The unrealised intra-group profits from sales of assets by the Company to its subsidiaries are eliminated from the net profits of the Company. In contrast, the unrealised intra-group profits from sales of the assets by subsidiaries to the Company are eliminated in the net profits of the Company and its non-controlling interests based on the percentages of equity investments. The unrealised intra-group profits among subsidiaries are eliminated based on the proportions of equity investments by the Company and non-controlling interests on the subsidiaries selling the assets and allocated between the net profit of the Company and non-controlling interests.

A transaction will be adjusted from perspective of the Group in condition that assertions are different when accounting entities are the Group and the Company or its subsidiaries.

7. Classification of joint arrangements and accounting treatment method for joint operations

Not applicable.

8. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

9. Foreign currency business and foreign currency statement translation

(1) Foreign currency transactions

Foreign currency transactions are translated into recording currency using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into recording currency using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated using the spot exchange rates at the date of the transactions as at balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(2) Translation of foreign currency financial statements

The asset and liability items in the balance sheets for overseas operations are translated at the spot exchange rates on the balance sheet date. Among the owners' equity items, the items other than "undistributed profits" are translated at the spot exchange rates of the transaction dates. The income and expense items in the income statements of overseas operations are translated at the spot exchange rates of the transaction dates. The differences arising from the above translation are presented in other comprehensive income. The cash flows of overseas operations are translated at the spot exchange rates on the dates of the cash flows. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

10. Financial instruments

A financial instrument refers to any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of the other parties. The Group recognises a financial asset or a financial liability when the Group becomes a party to the contractual provisions of financial instrument.

(1) Financial assets

A. Classification & Measurement

According to the business model of financial assets management and the contractual terms of the cash flows of financial assets, the Group classifies its financial assets in the following categories: (1) financial assets carried at amortised cost; (2) financial assets at fair value through other comprehensive income; (3) financial assets at fair value through profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Notes receivables and trade receivables derived from sales of goods or rendering of services, which do not contain or consider significant financing components are recognised at the amount that the Group is entitled to collect.

Debt instruments

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the issuers' perspective. There are two categories into which the Group classifies its debt instruments as at 31 December 2020:

At amortised cost

The group's business model for managing such financial assets is to collect the contractual cash flows, and the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. That is, the cash flows generated on a specific date, represent solely payment of the principal and interest on the outstanding principal amount. The Group recognises interest income for such financial assets in accordance with the effective interest method. Such financial assets mainly include receivables, other receivables and debt investments, etc.

Fair value through other comprehensive income (FVOCI)

The Group's business model for managing such financial assets is achieved both by collecting contractual cash flows and selling of these assets. The contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value through other comprehensive income, but impairment losses or gains, exchange gains and losses, and interest income calculated by effective interests method are recognised in the current profit and loss. Such financial assets mainly include receivables financing.

Equity instruments

The Group designates its non-tradable equity instrument investment that have no control, joint control or significant influence as the financial assets at FVOCI and presents them in other equity instruments investments. The dividend income of such financial assets is recognised in profit or loss.

Derivative financial instrument

The Group uses derivative financial instruments, such as forward contracts to hedging. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. As for those derivatives, which do not have quoted prices in an active market and the fair value cannot be measured reliable and must deliver equity when settled, shall be measured at cost.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

B. Impairment

The Group recognises provision based on expected credit losses for amortised cost and debt instrument investments at FVOCI, etc.

Based on reasonable information such as past events, current conditions and economic situation forecasts, the Group calculates the default-risk-weighted present value of the difference between the agreed and expected cash flow to project the default loss of our contracts, to recognise the expected credit loss.

At each balance sheet date, the Group measures expected credit losses for financial instruments at different stages respectively. At first stage, the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses; At second stage, the credit risk on a financial instrument has increased significantly but not to the point that it is considered credit-impaired, the Group measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses. At third stage, financial instrument is considered credit-impaired, the Group measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses.

For financial instruments with lower credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since its initial recognition, and measures the loss allowance for the financial instrument at an amount equal to 12 months expected credit losses.

The Group calculates interest income for financial instruments that are in first and second stage, as well as those with lower credit risk, based on gross carrying amount before deduction of impairment provision and the effective interest rate. For financial instruments in third stage, interest income is calculated on amortised cost, which is net carrying amounts after the impairment provision, and the effective interest rate.

For trade receivables and receivables financing derived from daily business activities such as sales of goods and rendering of services, the Group will measure the loss provision according to the expected credit loss throughout its lifetime, regardless of whether there is significant financing component.

When the expected credit loss could not be assessed at reasonable cost, the Group would group receivables into several portfolios according to credit risk characteristics, then calculate the expected credit loss on group basis. The Group determines the classification of the portfolio as follows:

Receivables financing	All bank acceptance bills
Receivables portfolio with credit terms	Trade receivables
Other receivables portfolio 1	Deposits and guarantees
Other receivables portfolio 2	Employee reserve fund
Other receivables portfolio 3	Current accounts and others

For the receivables divided into a group and the receivables, financing receivable derived from daily business activities such as sales of goods and rendering of services, the Group calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of future economic conditions, and based on the preparation of comparison table between days of overdue receivable and lifetime expected credit loss rate throughout its lifetime. The other financing receivable and other receivables divided into groups, the Group calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of the future economic conditions, and based on the exposure at default and lifetime expected credit loss rate within the next 12 months or throughout its lifetime.

The Group recognises the gains or losses in profit or loss of the provision or reversal of the impairment. In the case of a debt instrument held at fair value through other comprehensive income, the Group adjusts other comprehensive income while recording gain or loss in profit and loss.

C. Derecognition

A financial asset is derecognised when any of the below criteria is met: (1) the contractual rights to receive the cash flows from the financial asset expire; (2) the financial asset has been transferred and the Group transfers substantially all the risks and rewards of ownership of the financial asset to the transferee; (3) the financial asset has been transferred and the Group has not retained control of the financial asset, although the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset.

On derecognition of other equity instruments, the difference between the carrying amount and the sum of the consideration received and the cumulative changes in fair value that had been recognised directly in other comprehensive benefits, is recognised in retained earnings, and on derecognition of other financial instrument is recognised in retained earnings.

(2) Financial liabilities

Financial liabilities are classified as financial liabilities at amortised cost or financial liabilities at fair value through profit or loss at initial recognition.

The financial liabilities of the Group mainly are financial liabilities at amortised cost, including notes payable and accounts payable, other payables, borrowings and long-term payables, etc. The financial liabilities are initially measured at fair value exclusive transaction costs and are subsequently measured at effective interest rate method. Financial liabilities with maturities within 1 year (inclusive) are presented in current liabilities. Financial liabilities with maturities more than 1 year but are due within 1 year (inclusive) at the balance sheet date are presented in current portion of non-current liabilities. Others are presented in non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the financial liability or the derecognised part of the financial liability and the consideration paid is recognised in profit or loss for the current period.

(3) Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. For the financial instrument which is not traded in active market, the fair value is determined by using a valuation technique with enough available data and other information to support in current situation. Valuation techniques include market approach, income approach and etc. When a valuation technique is used to establish the fair value of a financial instrument, we should consider the market inputs of the assets or liabilities which have consistent features of the assets or liabilities traded by market participants and make the maximum use of observable market inputs. When relevant observable inputs are not available or feasible, unobservable inputs are adopted.

11. Notes receivables

Not applicable.

12. Trade receivables

Not applicable.

13. Receivables financing

Not applicable.

14. Other receivables

Determination and accounting treatment methods of expected credit losses of other receivables

Not applicable.

15. Inventories

(1) Classification

Inventories include raw materials, work in progress and inventory goods are measured at the lower of cost and net realisable value.

(2) Valuation method of issued inventories

Cost is determined using the weighted average method. The cost of inventory goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(3) Basis for determining net realisable values of inventories and method for making provision for decline in the value of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(4) The Group adopts the perpetual inventory system.

16. Contract assets

Not applicable.

17. Contract costs

Not applicable.

18. Asset held for sale

Not applicable.

19. Debt investment

Not applicable.

20. Other debt investment

Not applicable.

21. Long-term receivables

Not applicable.

22. Long-term equity investments

Long-term equity investments comprise the Company's long-term equity investments in its subsidiaries and the Group's long-term equity investments in its associates.

Subsidiaries are the investees over which the Company is able to exercise control. Associates are the investees on which the Company is able to exercise significant influence regarding its financial and operational decision.

Investments in subsidiaries are presented in the Company's financial statements using the cost method and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures are accounted for using the equity method.

(1) Determination of investment cost

For long-term equity investments formed through a business combination involving entities under common control, the investment cost shall be the absorbing party's share of the carrying amount of owners' equity of the party being absorbed at the combination date; for long-term equity investment formed through a business combination involving entities not under common control, the investment cost shall be the combination cost.

For long-term equity investments acquired not through a business combination: for long-term equity investment acquired by payment in cash, the initial investment cost shall be the purchase price actually paid; for long-term equity investments acquired by issuing equity securities, the initial investment cost shall be the fair value of the equity securities issued.

(2) Subsequent measurement and recognition of related profit and loss

For long-term equity investments accounted for using the cost method, they are measured at the initial investment costs, and cash dividends or profit distribution declared by the investees are recognised as investment income in profit or loss for the current period.

For long-term equity investments accounted for using the equity method, where the initial investment cost of a long-term equity investment exceeds the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the long-term equity investment is measured at the initial investment cost. Where the initial investment cost is less than the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the difference is included in profit or loss and the cost of the long-term equity investment is adjusted upwards accordingly.

For long-term equity investments accounted for using the equity method, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor's net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in owners' equity of the investee other than those arising from its net profit or loss, its other comprehensive income, and its distributable profits, the Group records its proportionate share directly into capital surplus, provided that the Group's proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group's share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group's equity interest in the investees, and then based on which the investment gains or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, any unrealised loss is not eliminated.

(3) Basis for determining existence of control or significant influence over investees

Control is possessing power over the investee so as to obtain variable returns from its operating activities. And it has the ability to use the power to impact the amount of return.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

(4) Impairment of long-term equity investments

The carrying amount of long-term equity investments in subsidiaries and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

23. Investment properties

Measurement model of investment properties

Not applicable.

24. Fixed assets

(1) Conditions of recognition

Recognition and initial measurement of fixed assets. Fixed assets comprise buildings, machinery, motor vehicles, among others. Fixed assets are recognised when it is probable that the related economic benefits will flow to the Group and the costs can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the acquisition date. The fixed assets contributed by the State shareholders at the reorganisation of the Company into a corporation entity are recognised based on the revaluated amounts approved by the state-owned assets administration department. Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

(2) Depreciation method

Category	Depreciation method	Depreciation period	Residual value rate	Annual depreciation rate
Buildings	Straight-line method	15-40 years	3% to 5%	2.38% to 6.47%
Machinery	Straight-line method	8-22 years	3% to 5%	4.32% to 12.13%
Motor vehicles	Straight-line method	6-12 years	3% to 5%	7.92% to 16.17%
Others	Straight-line method	7-12 years	3% to 5%	7.92% to 13.86%

A. Depreciation methods of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

B. The carrying amount of fixed assets is reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

C. Disposals of the fixed assets

The fixed assets are derecognised on disposal or when no future economic benefits are expected from their use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of fixed assets net of their carrying amounts and related taxes and expenses is recognised in the current profits or losses.

(3) Recognition, measurement and depreciation of fixed assets under finance lease

Not applicable.

25. Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. The carrying amount of construction in progress shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

26. Borrowing costs

The borrowing costs of the Group that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time of acquisition and construction for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use, the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

27. Biological assets

Not applicable.

28. Oil and gas assets

Not applicable.

29. Right-of-use assets

Not applicable.

30. Intangible assets

(1) Valuation methods, service life, impairment test

The Group's intangible assets include land use rights, mining rights, exploration rights, non-proprietary technology electrolytic aluminum production indicators, etc. Intangible assets are measured initially at cost. During the course of transformation of the Company into a limited liability company, the initial costs of intangible assets injected by the State-owned shareholder were measured based on the valuation amount approved by the State-owned assets management authority.

(1) Land use rights

Land use rights are amortised on a straight-line basis over their estimated useful lives from the date they are available for use.

(2) Mining rights and mineral exploration rights

Mining rights are stated at cost less accumulated amortisation and are amortised using the units of production method from the date of commencement of operation. Exploration rights are measured at cost at the time of acquisition and are amortised using the units of production method from the date when the exploration rights are transferred to mining rights.

Exploration and evaluation assets include topographical and geological surveys, sampling and activities related to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing ore bodies as well as to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is charged to profit or loss in the period in which it is incurred. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value and subsequently carried at cost less accumulated impairment. When it can be reasonably ascertained that a property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If a project is abandoned during the exploration and evaluation phase, all exploration and evaluation expenditure is written off.

(3) *Electrolytic aluminum production indicators*

Electrolytic aluminum capacity indicators are amortised evenly over the estimated useful lives.

(4) *Periodical review of useful lives and amortisation method*

For an intangible asset with a finite useful lives, review of its useful lives and amortisation method is performed at each year-end, with adjustment made as appropriate.

(5) *Impairment of intangible assets*

The carrying amount of intangible asset shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

(2) Accounting policies of internal R&D expenditure

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

It is technically feasible to complete the intangible asset so that it will be available for use or sale;

Management intends to complete the intangible asset, and use or sell it;

The way in which the intangible asset generates economic benefits, including the ability to prove the existence of a market for the products produced using the intangible asset or the existence of a market for the intangible asset itself, and the usefulness of the intangible asset if it is to be used internally;

There are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and the expenditure attributable to the intangible asset during its development phase can be reliably measured.

Development expenditures that do not meet the above criteria are recognised in profit or loss as incurred. Development expenditures charged to profit or loss in prior periods are not re-recognised as assets in subsequent periods. Expenditures in the development stage that have been capitalised are presented as development expenditures on the balance sheet and are transferred to intangible assets from the date the project reaches its scheduled use.

31. Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, and long-term equity investments in subsidiaries and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. Intangible assets which are not available for their intended use are tested at least annually for impairment, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

32. Long-term deferred expenses expenses

Long-term deferred expenses include the expenditure for improvements to fixed assets held under operating leases, and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent years. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

33. Contract liabilities

Not applicable.

34. Employee benefits

(1) Accounting treatment of short-term employment benefits

Employee benefits mainly include short-term employment benefit, post-employment benefits and termination benefits, other long-term employee benefits, among others, incurred in exchange for service rendered by employees or labour relation terminated.

Short-term employment benefits mainly include wages or salaries, bonuses, allowances and subsidies, staff welfare, medical insurance, work injury insurance, maternity insurance, housing funds, labour union funds, employee education funds, short-term payable leaves, etc. The short-term employment compensation is recognised as salaries and wages payable in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable. Non-monetary benefits are measured at fair value.

(2) Accounting treatment of post-employment benefits

Post-employment benefits are classified as defined contribution plan and defined benefit plan. Defined contribution is post-employment benefits plan in which the Group is not obliged to make further payment after paying a certain amount to individual funds. Defined benefit plans is other post-employment benefits plan except for defined contribution plan. During the period, post-employment benefits mainly include basic social pension security and unemployed insurance those of which are defined contribution plan. Meanwhile, the Company pays the supplementary pension funds for employees subject to the government's approval, which shall be managed by legal person and trustee institutions in compliance with the national regulations.

Basic pension benefits. Employees of the Group participate in the defined contribution pension plan set up and administered by local labour and social security departments. Based on salaries of the employees, basic pensions are provided for monthly according to stipulated proportions, which is paid to local labour and social security institutions. After the employees are retired, the local labour and social security departments have the responsibility to pay basic pension benefits to them. Basic pension benefits are recognised as payables in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

(3) Accounting treatment of termination benefits

Termination benefits are payables when employment is terminated by the Group before the employment contract expire, or compensation provided as an offer to encourage employees to accept voluntary redundancy. The Group recognises termination benefits as liabilities and charges to profit or losses at the earlier of the following dates: when the Group can no longer withdraw the offer of termination plan; and when the Group recognises costs for restructuring which involving the payment of termination benefits.

Early retirement benefits. The Group offers early retirement benefits to those employees who accept early retirement arrangements. The early retirement benefits refer to the salaries and social security contributions to be paid to and for the employees who accept voluntary retirement before the normal retirement date prescribed by the State, as approved by the management. The Group pays early retirement benefits to those early retired employees from the early retirement date until the normal retirement date. The Group accounts for the early retirement benefits in accordance with the treatment for termination benefits, in which the salaries and social security contributions to be paid to and for the early retired employees from the off-duty date to the normal retirement date are recognised as liabilities with a corresponding charge to the profit or loss for the current period. The differences arising from the changes in the respective actuarial assumptions of the early retirement benefits and the adjustments of benefit standards are recognised in profit or loss in the period in which they occur.

The termination benefits expected to be settled within one year since the balance sheet date are classified as current liabilities.

(4) Accounting treatment of other long-term employee benefits

Not applicable.

35. Lease liabilities

Not applicable.

36. Provisions

Provisions for product quality guarantee and onerous contracts are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably. Provisions are recognised when the Group has a present obligation as a result of bauxite mining, alumina and electrolytic aluminum production, such as reclamation, disposal and environmental restoration, and it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

37. Share-based payments

Not applicable.

38. Other financial instruments such as preferred shares and perpetual bonds

Not applicable.

39. Revenue

Accounting policy adopted for revenue recognition and measurement

Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services.

Revenue is measured at the fair value of the consideration received or receivable for contracts or agreements for the sale of goods and rendering of services in the ordinary course of the Group's activities. Revenue is present net of discounts and returns.

If the consideration received or receivable from the contract exceeds the goods delivered or the completed labour, the excess part would be recognised as contracts liabilities. Contract assets and contract liabilities under the same contract are presented on a net basis.

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group, the revenue can be measured reliably, and the specific revenue recognition criteria have been met for each of the Group's activities as described below:

(1) Sales of goods

The contract on sales of goods between the Group and its customers generally contains the obligation of transferring the goods only. The Group produces and sells alumina, electrolytic aluminum and processed aluminum products to customers. The Group delivers the products to the agreed delivery locations as stipulated in the contracts and recognises revenue at a point in time when the customers receive the control of relevant goods.

(2) Rendering of services

Revenue from the rendering of services is recognised within a period of time by reference to the progress of services completed based on the proportion of the incurred costs to the estimated total costs. At the balance sheet date, Yunnan Aluminum re-estimates the progress of services completed to enable it to reflect changes in performance.

Costs for rendering of services are recognised as contract performance costs, and are carried forward to cost of main businesses pursuant to the progress of services completed when the revenue is recognised.

The adoption of different business models for the same type of business will lead to different accounting policies for revenue recognition.

Not applicable.

40. Government grants

Government grants refer to the monetary or non-monetary assets obtained by the Group from the government, including tax return, financial subsidy and etc.

Government grants are recognised when the grants can be received and the Group can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by the Group for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are recorded as deferred income and recognised in profit or loss on a systematic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognised in profit or loss, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognised in profit or loss, expenses or losses directly in current period.

The Group applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income.

For the policy loans with favourable interest rates, the Group records the loans at the actual amounts and calculates the interests by loan principals and the favourable interest rates. The fiscal interest discounts directly received by the Group offset the relevant borrowing expenses.

41. Deferred tax assets/deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries and associates will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

(1) The deferred tax assets and liabilities are related to the same tax payer within the Group and the same taxation authority;

(2) That tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

42. Leases

(1) Accounting treatment of operating lease

Leases that substantially transfer all the risks and rewards incidental to ownership of assets are accounted for as finance leases; otherwise, it is an operating lease.

The rental expenses incurred from operating lease are charged to relevant assets costs or current profit or loss on straight-line method over the leasing period. The rental incomes incurred from operating lease are recognised on straight-line method over the leasing period.

(2) Accounting treatment for financing leases

The lower of the fair value of the leased assets and the present value of the minimum lease payment shall be taken as the book value of the leased assets. The difference of the book value of the assets under lease and the minimum lease payment shall be the unrecognised financing expenses and shall be amortised according to the actual interest rate within the lease term. The balance derived from deducting the unrecognised financing expenses from the minimum lease payment shall be presented as long-term payables.

43. Other critical accounting policy and estimate

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

(1) The key criteria for selecting the accounting policies

Classification of financial assets:

The Group's key judgments in determining the classification of financial assets include business models and the analysis of contract cash flow characteristics.

The Group defines the business model for managing financial assets at the level of the portfolio of financial assets, taking into account the way in which financial asset performance is evaluated and reported to key managers, the risks affecting financial asset performance, and how they are managed, and the way in which the relevant business managers receive compensation.

In assessing whether the contractual cash flows of financial assets are in line with the basic lending arrangements, the Group has the following main judgments: whether the principal is likely to cause a change in the time distribution or amount of money during the lifetime due to prepayment, or whether the interest includes only currency time value, credit risk, Other basic borrowing risks as well as the cost and profit of the price. For example, whether the amount paid in advance reflects only outstanding principal and interest on the basis of outstanding principal, and reasonable compensation paid for the early termination of the contract.

(2) Critical accounting estimates and key assumptions

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

A. Provision for expected credit losses

The Group uses exposure of default risk and expected credit loss rates to calculate expected credit losses, and determines expected credit loss rate based on risk of default and loss rate of default. Internal historical credit losses adjusted to reflect current and forward-looking information are used to determine expected credit loss rates. When considering forward-looking information, the data used include the risk of decrease of economics, gross domestic product (GDP), consumer price index (CPI), external market environment and technology environment. The Group monitors and reviews the assumptions related to expected credit losses. The valuation technique and key assumptions did not change significantly in the year ended 2020.

B. Income tax and deferred income tax

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognised for deductible losses and other deductible temporary differences to the extent that the taxable income of each main taxpayer of the Group in the future will be available against which the losses can be covered or the deductible temporary differences can be carried forward. Significant management estimation is required to determine the amount of deferred tax assets that can be recognised. If future profitability deviates from the relevant estimates, adjustments to the value of deferred income tax assets may have an impact on the Group's financial position and results of operations.

As at 31 December 2020, the deferred income tax assets not yet offset amounted to RMB336,751,926.03. The deductible temporary differences and deductible amounts of the deferred income tax assets not recognised amounted to RMB3,223,304,867.11. It shall be required to estimate the realisability, time of realisation (mainly including market prices and sales volume of alumina and electrolytic aluminum in the future period by referring to when the relevant taxpayers predict the taxable income in the future) of future taxable income and the predictions of its applicable tax rate when recognising deferred income tax assets.

C. *Useful lives of fixed assets*

The management of the Company will estimate the useful lives of fixed assets. Such estimates are based on the historical experience of the actual useful lives of the fixed assets in past years with the similar characters and functions. If there are any differences between the useful lives and the estimated useful lives before, the management will adjust the estimated useful lives of fixed assets accordingly or write off or write down the corresponding fixed assets when the related equipment with obsolete technology is scrapped or sold. As a result, estimates based on current experience may differ from actual results in the next accounting period, which may result in significant adjustments to the carrying amount of the fixed assets and depreciation expense in the balance sheet.

D. *Impairment assessment of construction in progress, fixed assets and intangible assets of discontinued or suspended projects*

As at 31 December 2020, certain projects of the Group were in a stage of suspension of production or suspension of construction, and it was expected that the normal use of such projects would not bring the economic benefits originally expected to the Group in the future, and there was indication of impairment. Relevant assets or asset groups include fixed assets with a carrying amount of RMB33,288,564.76, construction in progress with a carrying amount of RMB376,345,162.27 and intangible assets with a carrying amount of RMB153,335,981.08. The management conducted impairment test on the above long-term assets, and made provision for impairment of RMB192,615,357.42 in 2020. As of 31 December 2020, the balances of accumulated provision for impairment of the above long-term assets was RMB786,560,842.88.

Long-term assets with impairment indicators are considered to be significant. Significant estimates are used to determine the recoverable amount of the relevant assets or asset groups. If future events do not correspond to such estimates, the recoverable amount will need to be revised. These revisions may have an impact on the Group's operating results or financial position.

E. *Estimation of net realisable value of inventories*

Provision for decline in value of inventories is determined at the excess value of the cost of the inventories over their net realisable value. The Group estimates the net realisable value of inventories. This estimate requires a comprehensive consideration of the ageing profile of inventories, whether there is any obsolete or damaged inventories, the estimated selling price of inventories, and the estimated costs to completion, selling expenses and related taxes. When the actual selling prices or costs or expenses of inventories differ from previous estimates, the management will adjust the net realisable value accordingly. Therefore, the results of the estimation based on the existing experience may be different from the actual results in the future, which may lead to a material adjustment to the carrying amount of inventories in the balance sheet.

F. *Estimation of bauxite reserves*

Bauxite reserves are estimates of the amount that can be economically and legally extracted from the Group's mines. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, mining costs, transport costs, product demand and commodity prices.

Estimating the quantity and grade of reserves requires the shape, size and depth of the mine to be determined by analysing geological data. This process requires complex and difficult geological judgements and calculations to analyse the data.

As economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the operating period, estimates of reserves may change from period to period. Changes in estimated reserves will impact the amortisation of assets as calculated based on the unit-of-production method and the recoverable amount of the related mining assets.

G. *Estimation of reclamation, decommissioning and environmental clean-up obligations*

Reclamation, decommissioning and environmental clean-up obligations are determined by the management after taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, and discounting the expected expenditure to its present value. As the current bauxite mining activities and waste residue removal proceed with obvious impacts on the land and environment in the future, estimate of relevant cost may be subject to modification from time to time.

44. Changes in significant accounting policies and accounting estimates

(1) Changes in significant accounting policies

☑ Applicable ☐ Not applicable

Contents of and reasons for changes in accounting policies	Approval procedure	Remarks
Due to the implementation of the new revenue standard, the Group reclassified the advances from customers related to the sale of goods to contract liabilities, and reclassified VAT received in advance to other current liabilities	The 35th meeting of the seventh session of the Board	

According to the relevant provision of the new revenue standard, the Group and the Company adjusted the cumulative impact of initial implementation of the standard to the other related items in the financial statements at the beginning of 2020. The comparatives for 2019 were not restated.

A. *Changes of and reasons for changes in accounting policies and reasons and the line items affected:*

Contents of and reasons for changes in accounting policies	The line items affected	The amounts affected 1 January 2020 Consolidated	Company
Due to the implementation of the new revenue standard, the Group reclassified the advances from customers related to the sale of goods to contract liabilities, and reclassified VAT received in advance to other current liabilities	Advance from customers	-179,159,574.06	-393,290,679.84
	Contract liabilities	158,566,694.81	348,044,849.42
	Other current liabilities	20,592,879.25	45,245,830.42

B. *As compared to the original revenue standard, the impact of the implementation of the new revenue standard on items related to the 2020 financial statements is as follows:*

	The amounts affected 31 December 2020	
The line items affected	**Consolidated**	**Company**
Advance from customers	-223,637,341.36	-150,365,850.55
Contract liabilities	197,815,977.50	133,067,124.38
Other current liabilities	25,821,363.86	17,298,726.17

(2) *Changes in significant accounting estimates*

☐ Applicable ☑ Not applicable

(3) *Adjustments to relevant items of financial statements at the beginning of the year due to implementation of the New Revenue Standard and the New Lease Standard for the first time starting from 2020*

Applicable

Whether the opening balance sheet items need to be adjusted

☐ Yes ☑ No

The explanation on reason for not required adjusting the items of the balance sheet at the beginning of the year: None

(4) *Explanation of preliminary data retrospectively adjusting the new revenue standards and new lease standards for the first time starting from 2020*

☐ Applicable ☑ Not applicable

45. Others

Segment information

The Group will determine operation segment on the basis of the internal organizational structure, management requirements and internal report system, and determine reporting segment on the basis of operation segment, and disclose such segment information.

An operating segment is a component of the Group that meets the following conditions simultaneously: (1) the component is able to generate revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly evaluated by the Group's management to make decisions about resources to be allocated to the segment and to assess its performance; (3) for which the information on financial position, operating results and cash flows is available to the Group. Two or more operating segments may be aggregated into a single operating segment if they have similar economic characteristics and meet specified conditions.

VI. TAXATION

1. Major taxes and tax rates

Taxes	**Tax basis**	**Tax rate**
Value-added tax	Taxable value-added amount (tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible input tax for the current period)	16% or 13%, 10% or 9%, 6%, 5% and 3%
Consumption tax		
City maintenance and construction tax	Value-added tax paid	7%, 5% and 1%
Corporate income tax	Taxable income	25%, 20%, 15% and 16.5%

Disclosure of taxable entities subject to different corporate income tax rates: not applicable.

Name of Tax Payer	**Income tax rate**
Not applicable.	Not applicable.

Pursuant to the Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances (Cai Shui [2018] No. 54) and relevant regulations issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the newly purchased equipment of less than RMB5 million can be included in the current costs and expenses in a lump sum in the next month after the asset is put into use, and shall be deducted when calculating the taxable income, instead of being depreciated annually for tax filing.

According to the Notice on Issuing the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Energy and Water Conservation and Environmental Protection jointly promulgated by 5 Departments including the State Council, the Ministry of Finance, the State Administration of Taxation, the Ministry of Environmental Protection, where an enterprise purchases and actually uses special equipment for environmental protection listed in the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Environmental Protection, 10% of the investment amount in the special purpose equipment may be offset against its tax payable for the current year; where the tax payable is insufficient for the credit, the excess may be carried forward for credit in the following five taxable years.

Pursuant to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform (Announcement [2019] No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs) and relevant regulations issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, the value-added tax rate applicable to the Group's revenue from sales of goods is 13% from 1 April 2019, and 16% before 1 April 2019; the value-added tax rate applicable to the Group's revenue from provision of services such as cargo transportation is 9% from 1 April 2019, and 10% before 1 April 2019. The value-added tax rate applicable to revenue from rendering of services is 6%. Some of the businesses are subject to simplified taxation method with applicable tax rates of 5% and 3%.

2. Tax preference

In 2020, Yunnan Yunlv Zexin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202053000298) issued by the Science and Technology Department of Yunnan Province.

In 2020, Yixin Aluminum, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202053000059) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Wenshan, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000059) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Yunlv Yuxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000093) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Yunlv Runxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000441) issued by the Science and Technology Department of Yunnan Province.

In 2019, Yunnan Yunlv Haixin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000017) issued by the Science and Technology Department of Yunnan Province.

In 2018, Yunnan Haoxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201853000158) issued by the Science and Technology Department of Yunnan Province.

In 2018, Yunnan Yunlv Yongxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201853000119) issued by the Science and Technology Department of Yunnan Province.

In 2018, Yunnan Yuanxin, a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201853000003) issued by the Science and Technology Department of Yunnan Province.

The High-tech Enterprise Certificate is valid for 3 years. According to the relevant provisions of Article 28 of the Enterprise Income Tax Law of the People's Republic of China, the corporate income tax rate applicable to the above subsidiary for 2020 was 15%.

According to the Confirmation Letter on Relevant Businesses of 51 Enterprises Including Yunnan Xinchu Financing Guarantee Co., Ltd. Which Belong to the Encouraged Industries by the State (Yun Fa Gai Ban Xi Bu [2013] No. 397) issued by the Development and Reform Commission of Yunnan Province. The main business products of Yixin Aluminum, a subsidiary of the Company, include aluminum ingots for remelting, refined aluminum ingots for remelting and aluminum alloys for casting, which are in line with the encouraged items in the Catalogue for the Guidance of Industrial Structure Adjustment (2011 version), and the main business revenue of such products accounted for more than 70% of the total revenue of the enterprise in the current year. In 2019 and 2020, Yixin Aluminum has obtained the approval from the competent tax authority for this preferential tax treatment and is entitled to a reduced enterprise income tax rate of 15%.

3. Others

Yunnan Aluminum International, a subsidiary of the Company, is incorporated in Hong Kong and is subject to corporate income tax in Hong Kong at a rate of 16.5%.

Yunnan Metallurgical Technology (USA) Co., Ltd* (雲南冶金科技(美國)有限公司) ("**American Technology**"), a subsidiary of the Company, is a company incorporated in the State of Illinois, the United States, and is subject to corporate income tax in the United States at a rate of 20%.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Monetary funds

Unit: Yuan

Items	Closing balance	Opening balance
Cash on hand	43,708.60	101,043.96
Bank deposits	541,310,838.64	3,260,618,975.64
Other monetary funds	645,423,793.79	791,551,295.39
Total	1,186,778,341.03	4,052,271,314.99
Including: total amount deposited abroad	9,296,923.31	18,701,986.22
Total restricted amount due to mortgages, pledges or freezes	645,423,793.79	791,551,295.39

Other explanation:

See Note IV(55) for details of restricted monetary funds.

2. Financial assets held for trading

Not applicable.

3. Derivative financial assets

Not applicable.

4. Notes receivables

Not applicable.

5. Trade receivables

(1) Disclosure of trade receivables by category

Unit: Yuan

	Closing balance					Opening balance				
	Carrying balance		Provision for bad debts			Carrying amount		Provision for bad debts		
Category	Amount	Percentage	Amount	Percentage of provision	Carrying amount	Amount	Percentage	Amount	Percentage of provision	Carrying amount
Trade receivables provision for bad debts on an individual basis	37,935,255.76	17.44%	37,935,255.76	100.00%		103,837,269.01	30.82%	80,616,079.50	77.64%	23,221,189.51
Including:										
Trade receivables provision for bad debts on a collective basis	179,565,223.36	82.56%	16,948,694.42	9.44%	162,616,528.94	233,113,568.25	69.18%	18,717,893.11	8.03%	214,395,675.14
Including:										
Total	217,500,479.12	100.00%	54,883,950.18	25.23%	162,616,528.94	336,950,837.26	100.00%	99,333,972.61	29.48%	237,616,864.65

Provision for bad debts on an individual basis:

Unit: Yuan

	Closing balance			
Items	Carrying balance	Provision for bad debts	Percentage of provision	Reason for provision
Company A	17,287,405.58	17,287,405.58	100.00%	Litigation, without clear progress, expected to be unrecoverable.
Company B	16,846,837.68	16,846,837.68	100.00%	Unrecoverable in long-term.
Company C	3,801,012.50	3,801,012.50	100.00%	Bankruptcy and liquidation, expected to be unrecoverable.
Total	37,935,255.76	37,935,255.76		

Provision for bad debts on a collective basis:

Unit: Yuan

	Closing balance		
Items	Carrying balance	Provision for bad debts	Percentage of provision
Aged within 1 year	163,406,121.93	1,346,706.58	0.82%
Aged 1 to 2 years	170,232.09	27,237.14	16.00%
Aged 2 to 3 years	884,182.19	576,620.84	65.22%
Aged over 3 years	15,104,687.15	14,998,129.86	99.29%
Total	179,565,223.36	16,948,694.42	

If provision for bad debts of trade receivables was made using the general approach of expected credit loss, please disclose the relevant information on provision for bad debts with reference to the disclosures of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Age	Carrying balance
Within 1 year (inclusive)	163,850,364.41
1 to 2 years	11,464,458.85
2 to 3 years	10,678,373.51
Over 3 years	31,507,282.35
3 to 4 years	8,020,714.26
4 to 5 years	16,811,721.95
Over 5 years	6,674,846.14
Total	217,500,479.12

(2) Provision for bad debts made, recovered or reversed during the period

Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	Closing balance of receivables	Percentage of total receivables at the end of the period	Closing balance of bad debt provision
Total amount of top five receivables	106,753,864.63	49.08%	34,134,243.26
Total	106,753,864.63	49.08%	

(5) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

(6) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

6. Receivables financing

Unit: Yuan

Items	Closing balance	Opening balance
Receivables financing	274,917,710.78	545,644,539.79
Total	274,917,710.78	545,644,539.79

Changes in receivables financing for the period and changes in fair value

☐ Applicable ☑ Not applicable

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

If the bad debt provision of receivables financing is made in accordance with the general model of expected credit losses, please disclose the relevant information of provision for impairment with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Other explanation:

Certain bank acceptance notes of the Group are discounted and endorsed for the purpose of daily treasury management, and are qualified for derecognition. Therefore, such bank acceptance notes are classified to financial assets at fair value through other comprehensive income.

The Group had no bank acceptance notes with single provision for impairment. As at 31 December 2020, the Group have measured provision for bad debts based on the lifetime expected credit loss. The Group believes there was no significant credit risk of the bank acceptance notes and will not cause significant losses due to bank default.

As at 31 December 2020, the amount of pledged bank acceptance notes disclosed in receivables financing was RMB0 (31 December 2019: RMB126,796,836.98).

As at 31 December 2020, the Group's endorsed or discounted but not yet due notes receivable listed in receivables financing are as follows:

Unit: Yuan

Items	Derecognised	Not Derecognised
Bank acceptance bills	4,586,199,969.00	129,582,138.61
Commercial acceptance bills		87,600,000.00

7. Prepayment

(1) Ageing analysis of prepayment

Unit: Yuan

Ageing	Closing balance		Opening balance	
	Amount	Percentage	Amount	Percentage
Within 1 year	128,010,479.67	94.85%	87,964,166.84	92.67%
1 to 2 years	3,935,178.99	2.92%	3,428,459.48	3.61%
2 to 3 years	1,135,348.48	0.83%	2,699,752.25	2.84%
Over 3 years	1,885,962.69	1.40%	825,487.57	0.88%
Total	134,966,969.83		94,917,866.14	

Reasons for delayed settlement of significant prepayments with an age of over one year

As at 31 December 2020, the prepayments aged over one year amounted to RMB6,956,490.16 (31 December 2019: RMB6,953,699.30), which were mainly prepayments for raw materials.

(2) Top five prepayments of closing balance by prepayment object

Name of entity	Amount *(Yuan)*	Percentage of total prepayments
Total balances of top five prepayments	88,461,181.71	65.54%

8. Other receivables

Unit: Yuan

Items	Closing balance	Opening balance
Dividend receivables		960,000.00
Other receivables	73,711,158.71	151,906,204.77
Total	73,711,158.71	152,866,204.77

(1) Interest receivable

Not applicable.

1) *Provision for bad debts*

☐ Applicable ☑ Not applicable

(2) Dividend receivables

1) *Dividend receivables by category*

Unit: Yuan

Item (or investee)	Closing balance	Opening balance
Dividend receivables		960,000.00
Total		960,000.00

2) *Significant dividend receivables aged over one year*

Not applicable.

3) *Provision for bad debts*

☐ Applicable ☑ Not applicable

Other explanation:

(3) *Other receivables*

1) *Classification of other receivables by nature*

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivable	46,147,091.53	52,554,942.98
Deposits and guarantees receivable	15,191,299.89	73,891,833.35
Temporary loan receivable	34,000,000.00	40,000,000.00
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	12,533,465.36	8,158,941.94
Less: provision for bad debts	-44,579,065.72	-33,117,881.15
Total	73,711,158.71	151,906,204.77

2) *Provision for bad debts*

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit `impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2020	954,620.60		32,163,260.55	33,117,881.15
Balance at 1 January 2020				
in the current period				
Provision for the period	675,158.77		11,836,063.00	12,511,221.77
Reversal for the period	572,720.69		477,316.51	1,050,037.20
Balance at 31 December 2020	1,057,058.68		43,522,007.04	44,579,065.72

Changes in book balance with significant changes in loss provision for the period

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	Book balance
Within 1 year (inclusive)	42,854,749.93
1 to 2 years	15,586,068.89
2 to 3 years	4,024,585.34
Over 3 years	55,824,820.27
3 to 4 years	542,346.03
4 to 5 years	10,418,367.65
Over 5 years	44,864,106.59
Total	118,290,224.43

3) *Provision for bad debts made, recovered or reversed in the current period*

Not applicable.

4) *Other receivables actually written off during the period*

Not applicable.

5) *Top five debtors of other receivables at the end of the period*

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
E company	Borrowings	34,000,000.00	Over 3 years	28.74%	18,629,365.64
D company	Futures deposits	11,104,029.80	1-2 years	9.39%	
F company	Profit/loss on transition of equity interests	10,418,367.65	Over 3 years	8.81%	10,418,367.65
I company	Government grants	7,000,000.00	Within 1 year	5.92%	
J company	Utility bills	4,743,750.91	Within 1 year and 1-2 years	4.01%	
Total		67,266,148.36		56.87%	29,047,733.29

6) *Receivables involving in government grants*

Not applicable.

7) *Other receivables terminated for recognition due to transfer of financial assets*

Not applicable.

8) *The amount of assets and liabilities formed by transfer of receivables and continuous involvement*

Not applicable.

9. Inventory

Whether the Company needs to comply with the disclosure requirements for real estate industries:

No.

(1) Classification of inventory

Unit: Yuan

Items	Closing balance			Opening balance		
	Book balance	Provision for impairment of inventory and contract performance cost	Book value	Book balance	Provision for impairment of inventory and contract performance cost	Book value
Raw materials	1,210,246,943.35	14,032,097.37	1,196,214,845.98	1,170,615,179.47	21,235,311.10	1,149,379,868.37
Semi-finished goods and work-in-process	1,606,544,398.64	13,974,529.57	1,591,569,869.07	1,353,045,583.69	15,423,628.77	1,337,621,954.92
Finished goods	802,978,963.99	58,845,889.50	744,133,074.49	908,101,393.97	33,183,642.58	874,917,751.39
Goods in transit	4,639,542.72		4,639,542.72	14,900,640.88	1,469,285.47	13,431,355.41
Processing material consigned	7,421,572.69		7,421,572.69	315,738.58		315,738.58
Total	3,630,831,421.39	86,852,516.44	3,543,978,904.95	3,446,978,536.59	71,311,867.92	3,375,666,668.67

(2) Provision for impairment of inventory and contract performance cost

Unit: Yuan

Items	Opening balance	Increase during the period		Decrease during the period		Closing balance
		Provision	Other	Reversal or reselling	Other	
Raw materials	21,235,311.10	962,076.45		8,165,290.19		14,032,097.37
Unfinished products	15,423,628.77	44,738,106.52		46,187,204.72		13,974,529.57
Finished goods	33,183,642.58	47,161,820.67		21,499,573.74		58,845,889.50
Goods in transit	1,469,285.47			1,469,285.47		
Total	71,311,867.92	92,862,002.64		77,321,354.12		86,852,516.44

Provision for impairment of inventory are as follows:

	Basis for determining net realizable value	Reasons for reversal or write-off of provision for impairment of inventory during the year
Raw materials	The estimated selling price less the production costs to completion and selling segment expenses and taxes	Value recovered or sale processed
Unfinished products	The estimated selling price less the production costs to completion and selling segment expenses and taxes	Value recovered or sale processed
Finished goods and goods in transit	The estimated selling price in the less selling segment expenses and taxes	Value recovered or sold

See Note IV(55) for details of the pledge of inventories.

(3) Explanation about inclusion of capitalised amount of the borrowing cost in the closing balance of inventories

Not applicable.

(4) Explanation for amortised amount of contract performance cost of current period

Not applicable.

10. Contract assets

Not applicable.

11. Assets held for sale

Not applicable.

12. Non-current assets due within one year

Not applicable.

13. Other current assets

Unit: Yuan

Items	Closing balance	Opening balance
VAT input to be deducted	611,162,021.43	555,709,340.73
Prepaid corporate income tax	1,943,798.06	22,754,086.49
Deposit for financial lease borrowings	60,700,000.00	30,000,000.00
Others	602,496.92	
Total	674,408,316.41	608,463,427.22

14. Debt investment

Not applicable.

15. Other Debt investment

Not applicable.

16. Long-term receivables

Not applicable.

17. Long-term equity investments

Unit: Yuan

Invested Entity	Opening balance (*Carrying amount*)	Changes for the period: Increase in investment	Decrease in investment	Investment gains/losses recognised under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (*Carrying amount*)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan Tianye Chemical Co., Ltd. (雲南天冶化工有限公司)	111,188,046.06			-7,301,609.36						103,886,436.70	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	90,967,209.74			-10,120,883.44				-27,736,226.30		53,110,100.00	27,736,226.30
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	59,667,831.20			810,533.54					-1,536,888.16	58,941,476.58	
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	45,777,956.18			5,182,583.00						50,960,539.18	
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	16,736,478.98			1,514,679.61			-688,558.71			17,562,599.88	
China International Alumina Development Co., Ltd. (中色國際氧化鋁開發有限公司)	13,272,437.28			110,082.92						13,382,520.20	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	8,312,217.35			182,870.00						8,495,087.35	
Yunnan Sotong Yunnan Aluminum Carbon Material Co., Ltd. ("Yunnan Sotong")(雲南索通雲鋁炭材料有限公司)		167,960,000.00		-260,748.05						167,699,251.95	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd.(昆明重工佳盛慧潔特種設備製造有限公司)											
Subtotal	345,922,176.79	167,960,000.00		-9,882,491.78			-688,558.71	-27,736,226.30	-1,536,888.16	474,038,011.84	27,736,226.30
Total	345,922,176.79	167,960,000.00		-9,882,491.78			-688,558.71	-27,736,226.30	-1,536,888.16	474,038,011.84	27,736,226.30

Other explanation:

Unit: Yuan

Items	31 December 2020	31 December 2019
Associates	501,774,238.14	345,922,176.79
Less: provision for impairment of long-term equity investment	27,736,226.30	
Total	474,038,011.84	345,922,176.79

In 2020, the Company and Sunstone Development Co., Ltd. ("**Sunstone Development**") have jointly made capital injection in Yunnan Sunstone pursuant to the cooperation agreement entered into by both parties, pursuant to which, the Company acquired 35% equity interests of Yunnan Sunstone after consummation of capital injection. According to the provisions of Articles of Association of Yunnan Sunstone, Yunnan Sunstone's members of board of directors were 5, among which, 3 and 2 were delegated from Sunstone Development and the Company, respectively. The Company was able to account such equity investment by exerting significant influence on Yunnan Sunstone.

Please refer to Note V(2) for information on interests in associates.

18. Other equity instruments investment

Unit: Yuan

Items	Closing balance	Opening balance
Equity instruments investment – equity in unlisted companies		
Yunnan Metallurgical Group Financial Co., Ltd. *(i)* (雲南冶金集團財務有限公司)		139,696,600.57
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	3,933,828.07	3,933,458.92
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)	10,380,352.68	11,999,924.84
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)	10,819,320.88	10,000,000.00
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)	5,882,924.90	4,000,000.00
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)	1,947,010.83	883,576.59
Chihong International Mining Co., Ltd (馳宏國際礦業股份有限公司)	23,750.62	513,367.87
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	377,744.86	200,000.00
Equity instrument investment – listed company equity		
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	22,644,160.42	44,167,789.99
Total	56,009,093.26	215,394,718.78

Other explanation:

Unit: Yuan

Items	31 December 2020	31 December 2019
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)		
– Cost		112,500,000.00
– Accumulated change of fair value		27,196,600.57
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
– Cost	29,187,386.95	29,187,386.95
– Accumulated change of fair value	(29,187,386.95)	(29,187,386.95)
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)		
– Cost	16,000,000.00	16,000,000.00
– Accumulated change of fair value	(12,066,171.93)	(12,066,541.08)
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)		
– Cost	11,999,924.84	11,999,924.84
– Accumulated change of fair value	(1,619,572.16)	
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)		
– Cost	10,000,000.00	10,000,000.00
– Accumulated change of fair value	819,320.88	
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)		
– Cost	4,000,000.00	4,000,000.00
– Accumulated change of fair value	1,882,924.90	

Unit: Yuan

Items	31 December 2020	31 December 2019
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)		
– Cost	883,576.59	883,576.59
– Accumulated change of fair value	1,063,434.24	
Chihong International Mining Co., Ltd (馳宏國際礦業股份有限公司)		
– Cost	513,367.87	513,367.87
– Accumulated change of fair value	(489,617.25)	
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)		
– Cost	200,000.00	200,000.00
– Accumulated change of fair value	177,744.86	
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)		
– Cost	62,727,444.14	62,727,444.14
– Accumulated change of fair value	(40,083,283.72)	(18,559,654.15)
Total	56,009,093.26	215,394,718.78

The Group holds equity investments in the above companies and has no control, joint control or significant influence over the above companies. For strategic investments, the Group chooses to designate these equity investments as financial assets at FVTOCI.

On 23 December 2020, Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司) ("**Metallurgical Finance Company**") completed the cancellation and liquidation, and the Company recovered the investment of RMB112,500,000.00 in Metallurgical Finance Company during the liquidation. In 2020, the Company recognised the dividend income of RMB35,693,245.16 declared and actually distributed by Metallurgical Finance Company during the year.

19. Other non-current financial assets

Not applicable.

20. Investment property

Not applicable.

21. Fixed assets

Unit: Yuan

Items	Closing balance	Opening balance
Fixed assets	28,115,806,967.88	22,697,561,584.51
Disposal of fixed assets		104,508.23
Total	28,115,806,967.88	22,697,666,092.74

(1) Details of fixed assets

Unit: Yuan

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
I. Original book value					
1. Opening balance	13,201,428,119.56	20,826,556,521.03	125,546,122.93	48,745,441.49	34,202,276,205.01
2. Increase for the period	1,006,843,467.99	5,985,093,809.65	7,730,552.82	22,087,870.82	7,021,755,701.28
(1) Acquisition	32,768,925.67	14,849,226.84	7,097,011.77	9,344,547.88	64,059,712.16
(2) Transfer from construction in progress	974,074,542.32	5,970,244,582.81	633,541.05	12,743,322.94	6,957,695,989.12
(3) Increase in business combination					
3. Decrease for the period	24,611,054.07	62,734,248.75	1,738,177.00	469,155.42	89,552,635.24
(1) Disposal or retirement	24,611,054.07	62,734,248.75	1,738,177.00	469,155.42	89,552,635.24
4. Closing balance	14,183,660,533.48	26,748,916,081.93	131,538,498.75	70,364,156.89	41,134,479,271.05

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
II. Accumulated depreciation					
1. Opening balance	2,149,680,575.28	8,646,361,229.24	70,248,471.18	26,150,688.10	10,892,440,963.80
2. Increase for the period	196,091,468.73	1,270,553,327.50	7,020,752.11	8,298,335.19	1,481,963,883.53
(1) Provision	196,091,468.73	1,270,553,327.50	7,020,752.11	8,298,335.19	1,481,963,883.53
3. Decrease for the period	8,347,913.07	46,637,466.11	1,390,410.85	384,672.09	56,760,462.12
(1) Disposal or retirement	8,347,913.07	46,637,466.11	1,390,410.85	384,672.09	56,760,462.12
4. Closing balance	2,337,424,130.94	9,870,277,090.63	75,878,812.44	34,064,351.20	12,317,644,385.21
III. Provision for impairment					
1. Opening balance	232,116,632.69	378,296,421.36	13,309.48	1,847,293.17	612,273,656.70
2. Increase for the period	68,372,280.60	24,840,190.22	54,947.53	92,318.36	93,359,736.71
(1) Provision	68,372,280.60	24,840,190.22	54,947.53	92,318.36	93,359,736.71
3. Decrease for the period	830,531.14	3,770,564.19		4,380.12	4,605,475.45
(1) Disposal or retirement	830,531.14	3,770,564.19		4,380.12	4,605,475.45
4. Closing balance	299,658,382.15	399,366,047.39	68,257.01	1,935,231.41	701,027,917.96
IV. Book value					
1. Closing book value	11,546,578,020.39	16,479,180,836.70	55,591,429.30	34,456,681.49	28,115,806,967.88
2. Opening book value	10,819,630,911.59	11,801,898,870.43	55,284,342.27	20,747,460.22	22,697,561,584.51

(2) ***Details of temporarily idle fixed assets***

Unit: Yuan

Items	Original book value	Accumulated depreciation	Provision for impairment	Book value	Remark
Buildings	220,301,900.43	75,254,643.30	82,842,948.92	62,204,308.21	
Equipment and machinery	555,316,109.44	396,075,597.57	133,626,020.96	25,614,490.91	
motor vehicles	987,552.87	938,582.57	13,309.48	35,660.82	
Other	20,724,281.32	16,592,206.65	3,272,084.70	859,989.97	
Total	797,329,844.06	488,861,030.09	219,754,364.06	88,714,449.91	

(3) ***Details of fixed assets leased in through financial leases***

Not applicable.

(4) ***Details of fixed assets leased out through operating leases***

Not applicable.

(5) ***Details of fixed assets for which title certificates have not been obtained***

Unit: Yuan

Items	Carrying amount	Reason for not yet obtaining property right certificates
Buildings	5,021,108,578.44	Completion inspection to be completed/under processing.

(6) ***Disposal of fixed assets***

Unit: Yuan

Items	Closing balance	Opening balance
Machinery equipment		104,508.23
Total		104,508.23

Other explanation:

See Note IV(55) for the details of fixed asset pledge.

The depreciation on fixed assets amounted to RMB1,481,963,883.53 in 2020 (in 2019: RMB1,274,362,614.13), among which, the depreciation charges included into operating cost, sales expense and administrative expense amounted to RMB1,417,934,482.35, RMB768,387.57 and RMB63,261,013.61, respectively (in 2019: RMB1,212,440,240.92, RMB676,087.06 and RMB61,246,286.15).

The original price of fixed assets transferred from construction in progress amounted to RMB6,957,695,989.12 (in 2019: RMB4,318,902,760.57).

22. Construction in progress

Unit: Yuan

Items	Closing balance	Opening balance
Construction in progress	1,915,253,125.97	3,344,848,855.38
Construction materials	83,265,189.77	212,031,515.25
Total	1,998,518,315.74	3,556,880,370.63

(1) Particulars of construction in progress

Unit: Yuan

	Closing balance			Opening balance		
Items	Carrying balance	Provision for impairment	Carrying amount	Carrying balance	Provision for impairment	Carrying amount
500,000 Tonnes of Hydropower Aluminum Project	30,597,068.24		30,597,068.24	797,289,001.78		797,289,001.78
600,000 Tonnes of Carbon Project				464,513,836.56		464,513,836.56
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	364,072,558.39	297,649,289.56	66,423,268.83	368,093,147.85	297,649,289.56	70,443,858.29
High Precision and Ultra-thin Aluminum Foil Project	115,407,179.73	51,110,706.00	64,296,473.73	396,166,962.82	51,110,706.00	345,056,256.82
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	123,512,154.40		123,512,154.40	310,636,260.67		310,636,260.67
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	1,301,548.54		1,301,548.54	279,974,852.93		279,974,852.93
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	942,584,733.58		942,584,733.58	222,674,505.41		222,674,505.41
35,000 Tonnes of Battery Foil Project	193,073,086.26		193,073,086.26	197,031,614.09		197,031,614.09
Luxi Silicon and Aluminum Alloy New Technology Promotion Demonstration Project	173,944,898.27	12,041,714.08	161,903,184.19	173,428,725.44	12,041,714.08	161,387,011.36
Carbon New Material Project	222,759,072.48	112,500,000.00	110,259,072.48	162,979,174.48		162,979,174.48
150,000 Tonnes/Year Mid-to-high End Aluminum Alloy New Material Project	12,482,662.19		12,482,662.19	147,124,620.48		147,124,620.48
70,000 Tonnes/Year Technological Upgrade and Expansion Project of Oil Fracturing Proppant Production Line	100,918,981.23	90,827,083.11	10,091,898.12	91,475,204.37	69,438,615.74	22,036,588.63
138,000 Tonnes/Year Anodic Carbon Project	85,346,987.52	61,781,102.01	23,565,885.51	85,346,987.52	27,856,735.15	57,490,252.37
Environmental Technology Demonstration Project for Aluminum Ash Resource Utilization				55,698,985.22		55,698,985.22
600,000 Tonnes/Year Alumina Technology Upgrade and Efficiency Enhancement Project				6,942,884.05		6,942,884.05
75,000 Tonnes Aluminum Alloy Flat Ingot Project	58,281,376.69		58,281,376.69			
Other Sporadic Project	154,233,505.75	37,352,792.54	116,880,713.21	87,908,043.84	44,338,891.60	43,569,152.24
Total	2,578,515,813.27	663,262,687.30	1,915,253,125.97	3,847,284,807.51	502,435,952.13	3,344,848,855.38

(2) *Changes of significant construction in progress projects in the period*

Unit: Yuan

Project name	Budget	Opening balance	Increase during the period	Transferred to fixed assets during the period	Other reduction during the period	Closing balance	Ratio of accumulated contribution to the construction to budget	Construction progress	Accumulated interest capitalised	Including: amount of interest capitalised during the period	Capitalisation rate of interest for the period	Sources of fund
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	5,752,750,000.00	222,674,505.41	2,156,902,291.91	1,335,731,452.82	101,260,610.92	942,584,733.58	88.51%	88.51%	65,138,819.74	3,405,213.85	5.70%	Loans from financial institutions
Carbon New Materials Project	278,980,000.00	162,979,174.48	59,993,283.77			222,972,458.25	79.85%	79.85%				Loans from financial institutions
35,000 Tonnes of Battery Foil Project	497,100,000.00	197,031,614.09	35,510,502.60	39,469,030.43		193,073,086.26	65.00%	65.00%	9,926,536.52	6,248,449.20	4.70%	Loans from financial institutions
High Precision and Ultra-thin Aluminum Foil Project	890,690,700.00	396,166,962.82		280,759,783.09		115,407,179.73	95.00%	95.00%	3,255,717.43			Loans from financial institutions
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	1,418,850,000.00	310,636,260.67	813,248,688.52	1,000,372,794.79		123,512,154.40	93.38%	93.38%				Loans from financial institutions
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	2,353,119,500.00	279,974,852.93	215,690,630.92	494,363,935.31		1,301,548.54	111.86%	100.00%				Loans from financial institutions
500,000 Tonnes of Hydropower Aluminum Project	4,078,676,500.00	797,289,001.78	2,070,642,818.10	2,638,317,818.08	199,016,933.56	30,597,068.24	64.74%	99.00%	1,119,568.31	1,119,568.31	5.43%	Loans from financial institutions
150,000 Tonnes/Year Mid-to-high End Aluminum Alloy New Material Project	185,250,000.00	147,124,620.48	23,980,170.86	158,622,129.15		12,482,662.19	92.36%	92.36%	622,063.95	622,063.95	4.83%	Loans from financial institutions
600,000 Tonnes of Carbon Project	3,149,920,000.00	464,513,836.56	148,229,628.03	612,743,464.59			100.00%	100.00%				Loans from financial institutions
Total	18,605,336,700.00	2,978,390,829.22	5,524,198,014.71	6,560,380,408.26	300,277,544.48	1,641,930,891.19			80,062,705.95	11,395,295.31		

(3) *Provision for impairment of construction in progress for the period*

Unit: Yuan

Items	Provision made in current period	Reasons for provision made
70,000 Tonnes/Year Technological Upgrade and Expansion Project of Oil Fracturing Proppant Production Line	21,388,467.37	Construction project was suspended.
Carbon New Materials Project	112,500,000.00	Construction project was suspended.
Total	133,888,467.37	

(4) *Construction materials*

Unit: Yuan

Items	Closing balance			Opening balance		
	Carrying balance	Provision for impairment	Carrying amount	Carrying balance	Provision for impairment	Carrying amount
Special equipment	79,293,416.00		79,293,416.00	204,874,794.62		204,874,794.62
Special materials	3,971,773.77		3,971,773.77	7,156,720.63		7,156,720.63
Total	83,265,189.77		83,265,189.77	212,031,515.25		212,031,515.25

23. Bearer biological assets

Not applicable.

24. Oil and gas assets

Not applicable.

25. **Right-of-use assets**

Not applicable.

26. **Intangible assets**

(1) Intangible assets

Unit: Yuan

Items	Land use rights Patent right	Non-patented technology	Mining rights	Mine exploration rights	Electrolytic aluminum production indicators	Others	Total
I. Original carrying value							
1. Opening balance	1,638,852,127.75	109,363,240.79	337,961,650.18	227,836,573.22	826,286,037.25	86,114,461.21	3,226,414,090.40
2. Additions for the period	303,273,697.41		24,456,586.66	60,083,948.31		2,240,884.76	390,055,117.14
(1) Purchase			24,456,586.66	60,083,948.31		2,240,884.76	86,781,419.73
(2) In-house R&D							
(3) Increase in business combination							
Transfer from construction in progress	303,273,697.41						303,273,697.41
3. Reduction for the period	6,000,000.00				600,000.00	60,766,479.74	67,366,479.74
(1) Disposal						60,766,479.74	60,766,479.74
Others	6,000,000.00				600,000.00		6,600,000.00
4. Closing balance	1,936,125,825.16	109,363,240.79	362,418,236.84	287,920,521.53	825,686,037.25	27,588,866.23	3,549,102,727.80
II. Accumulated amortization							
1. Opening balance	270,969,442.00	94,853,653.69	120,463,627.88				
2. Additions for the period	43,206,476.56	2,451,781.05	29,571,736.08		8,256,860.34	1,645,810.16	85,132,664.19
(1) Provision	43,206,476.56	2,451,781.05	29,571,736.08		8,256,860.34	1,645,810.16	85,132,664.19
3. Reductions for the period						54,021,725.29	54,021,725.29
(1) Disposal						54,021,725.29	54,021,725.29
4. Closing balance	314,175,918.56	97,305,434.74	150,035,363.96		8,256,860.34	12,556,319.71	582,329,897.31
III. Provisions for impairment							
1. Opening balance		3,204,220.67				15,564,994.73	18,769,215.40
2. Additions for the period							
(1) Provision							
3. Reductions for the period						6,744,754.45	6,744,754.45
(1) Disposal						6,744,754.45	6,744,754.45
4. Closing balance		3,204,220.67				8,820,240.28	12,024,460.95
IV. Book value							
1. Book value as at the end of the period	1,621,949,906.60	8,853,585.38	212,382,872.88	287,920,521.53	817,429,176.91	6,212,306.24	2,954,748,369.54
2. Book value as at the beginning of the period	1,367,882,685.75	11,305,366.43	217,498,022.30	227,836,573.22	826,286,037.25	5,617,231.64	2,656,425,916.59

In 2020, the amortization of intangible assets amounted to RMB85,132,664.19 (2019: RMB99,436,847.38). For details of the pledge of intangible assets, please refer to Note IV(55).

(2) Information on the land use rights for which the certificate of title has not been obtained

Not applicable.

27. **Development expenditures**

Not applicable.

28. **Goodwill**

Not applicable.

29. **Long-term deferred expenses**

Unit: Yuan

	Opening balance	Increase during the current period	Amounts of amortization for the current period	Other decrease	Closing balance
Expenses for use of special channels for molten aluminum transportation	51,525,459.80		2,035,172.40		49,490,287.40
Land lease	26,343,770.54	37,457.15	37,457.15		26,343,770.54
Water diversion structures relocation	13,393,180.01		387,272.64		13,005,907.37
Others	4,228,313.48	6,178,902.08	953,140.11		9,454,075.45
Total	95,490,723.83	6,216,359.23	3,413,042.30		98,294,040.76

30. Deferred income tax assets/Deferred income tax liabilities

(1) Deferred income tax assets before offsetting

Unit: Yuan

Items	Closing balance		Opening balance	
	Deductible temporary differences	Deferred income tax assets	Deductible temporary differences	Deferred income tax assets
Provision for asset impairment	787,983,445.69	124,234,133.05	653,343,264.99	106,829,286.55
Unrealised profit of internal transactions	154,022,181.10	25,730,330.16	92,584,952.25	17,615,545.36
Deductible losses	693,575,305.14	108,619,093.74	873,770,643.89	141,916,833.02
Deferred income	55,223,372.67	11,193,050.23	47,833,006.44	9,867,048.86
Amortization of intangible assets	14,091,115.34	3,522,778.83	18,170,261.85	4,520,896.21
Disposal of fixed assets	7,386,527.22	1,846,631.81	8,660,885.24	2,165,221.31
Balance of wages payable			62,858,999.30	9,428,849.90
Termination benefits	70,930,903.60	13,549,503.52	65,524,314.76	11,617,529.95
Derivative financial liabilities			207,700.00	51,925.00
Temporary differences on fixed assets	95,441,684.42	14,316,252.66		
Temporary differences on construction-in-progress	57,387,144.86	8,608,071.73		
Amortisation of long-term deferred expenses	19,119,454.53	2,867,918.18	23,320,265.27	3,498,039.78
Provisions	77,945,667.38	12,409,331.27	5,850,357.45	1,462,589.36
Fair value changes on financial asset through other comprehensive income	39,419,323.41	9,854,830.85	14,057,327.47	3,514,331.87
Total	2,072,526,125.36	336,751,926.03	1,866,181,978.91	312,488,097.17

(2) Deferred income tax liabilities before offsetting

Unit: Yuan

Items	Closing balance		Opening balance	
	Taxable temporary difference	Deferred income tax liabilities	Taxable temporary difference	Deferred income tax liabilities
Appreciation of assets in business combination not involving enterprises under common control	157,970,773.03	23,695,615.96	154,692,623.59	23,203,893.54
Supporting incentive funds for infrastructure construction	140,498,006.90	24,597,132.22	162,632,391.90	27,917,289.97
Temporary differences on fixed assets	279,042,245.30	54,785,562.47	227,565,672.83	42,332,766.33
Total	577,511,025.23	103,078,310.65	544,890,688.32	93,453,949.84

(3) Deferred income tax assets or liabilities stated on a net basis after offsetting

Unit: Yuan

Items	Offset amount of deferred income tax assets and liabilities as at the end of the period	Closing balance of deferred income tax assets or liabilities after offsetting	Offset amount of deferred income tax assets and liabilities as at the beginning of the period	Opening balance of deferred income tax assets or liabilities after offsetting
Deferred income tax assets	70,440,664.93	266,311,261.10	57,470,207.34	255,017,889.83
Deferred income tax liabilities	70,440,664.93	32,637,645.72	57,470,207.34	35,983,742.50

(4) Breakdown of unrecognised deferred income tax assets

Unit: Yuan

Items	Closing balance	Opening balance
Deductible temporary differences	1,066,995,869.03	684,636,999.73
Deductible losses	2,555,168,600.88	3,418,516,874.06
Total	3,622,164,469.91	4,103,153,873.79

(5) Deductible losses from unrecognised deferred income tax assets will be due in the following years

Unit: Yuan

Year	Amount as at the end of the period	Amount as at the beginning of the period	Note
2020	10,865.70	15,426,994.85	
2021	29,724,091.84	113,717,381.96	
2022	25,628,047.94	68,754,514.54	
2023	98,949,732.82	125,915,337.19	
2024	73,628,988.07	273,623,583.20	
2025 and beyond	2,327,226,874.51	2,821,079,062.32	
Total	2,555,168,600.88	3,418,516,874.06	

31. Other non-current assets

Unit: Yuan

Items	Closing balance			Opening balance		
	Carrying balance	Provision for impairment	Carrying amount	Carrying balance	Provision for impairment	Carrying amount
Prepayment of aluminum capacity indicators	541,720,900.00		541,720,900.00			
Prepayment for project equipment	191,799,629.37		191,799,629.37	322,293,284.92		322,293,284.92
Prepayment for land acquisition	205,388,923.02		205,388,923.02	198,387,073.30		198,387,073.30
Security deposit for financing lease borrowings	36,700,000.00		36,700,000.00	136,100,000.00		136,100,000.00
Prepayments for acquisition of interests	16,639,405.09		16,639,405.09	17,790,283.04		17,790,283.04
Input tax to be deducted	11,241,865.09		11,241,865.09	14,638,193.52		14,638,193.52
Deposit	3,000.00		3,000.00	3,000.00		3,000.00
Total	1,003,493,722.57		1,003,493,722.57	689,211,834.78		689,211,834.78

In October 2020, the Company successfully bid for the 135,000 tonnes of electrolytic aluminum capacity indicators sold by Shandong Huayu Alloy Material Co., Ltd. (山東華宇合金材料有限公司) at a price of RMB538,654,900 and paid a commission of RMB3,066,000.00 for the auction. The relevant selling price has been remitted to the court account and the transfer procedures of the relevant electrolytic aluminum capacity indicators are still in progress.

32. Short-term borrowings

(1) Classification of short-term borrowings

Unit: Yuan

Items	Closing balance	Opening balance
Secured borrowings		756,000,000.00
Guaranteed loans	300,000,000.00	420,000,000.00
Credit loans	5,332,438,846.00	7,325,813,067.79
Total	5,632,438,846.00	8,501,813,067.79

Explanations on classification of short-term borrowings:

(1) For details of the information on the collateral of the mortgage loans, please see Note IV(55).

(2) As at 31 December 2020, the guaranteed loans from banks amounting to RMB300,000,000.00 (31 December 2019: RMB420,000,000.00) represented borrowings obtained for which the Company provided guarantee for the subsidiaries.

(3) As at 31 December 2020, the interest rate of the short-term borrowings ranges from 3.10% to 3.85% (31 December 2019: from 4.15% to 5.66%) per annum.

(2) Outstanding overdue short-term borrowings

Not applicable.

33. Financial liabilities held for trading

Not applicable.

34. Derivative financial liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Derivative financial liabilities		505,150.00
Total		505,150.00

35. Notes payables

Unit: Yuan

Category	Closing balance	Opening balance
Commercial bills acceptance	444,872,391.82	403,269,450.85
Bank acceptance draft	1,569,900,000.00	872,978,400.43
Total	2,014,772,391.82	1,276,247,851.28

36. Trade payables

(1) Trade payables are presented as follows:

Unit: Yuan

Items	Closing balance	Opening balance
Payable for construction projects	2,037,308,208.30	1,445,235,774.68
Payable for purchase of materials	2,188,596,983.51	2,339,074,311.31
Delivery fees payable	300,113,624.82	360,554,919.67
Payables for purchase of equipment	236,023,506.82	128,132,250.23
Utilities payable	2,354,553,677.86	1,451,984,775.14
Payable for processing and repairs	61,958,370.45	69,021,029.72
Surveying fees payable	16,418,669.45	16,675,024.69
Payable for labor services	22,969,621.45	40,454,120.64
Other payables	129,847,763.18	37,891,586.28
Total	7,347,790,425.84	5,889,023,792.36

(2) Significant trade payables aged over 1 year

Unit: Yuan

Item	Closing balance	Reason for non-repayment or carrying forward
Payables for purchase of equipment, construction projects and materials	942,119,949.81	Such payables have not been settled since the relevant projects have not yet passed acceptance.
Total	942,119,949.81	

Other explanation:

At 31 December 2020, trade payables aged over 1 year amounted to RMB942,119,949.81 (31 December 2019: RMB513,796,213.14), which was mainly comprised of payables for purchase of equipment, payables for construction projects and payables for purchase of materials. Such payables have not been settled since the relevant projects have not yet passed acceptance.

37. Receipts in Advance

(1) Receipts in advance are presented as follows:

Unit: Yuan

Items	Closing balance	Opening balance
Advance receipts for goods sold		176,919,069.44
Rental fees received in advance		28,519.00
Advances on transportation fees		1,394,661.81
Advances on others		817,323.81
Total		179,159,574.06

(2) Significant receipts in advance aged over 1 year

Not applicable.

38. Contract liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Receipt of labour in advance	936,392.41	
Receipt of goods in advance	196,879,585.09	
Total	197,815,977.50	

Included in the carrying value at 1 January 2020 is a contract liability of RMB158,566,694.81 that was transferred to operating income in 2020, representing the sale of goods of RMB157,310,242.73 and the provision of services of RMB1,256,452.08.

39. Employee emolument payable

(1) Employee emolument payable is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
I. Short-term emolument	141,374,374.77	1,609,178,355.81	1,507,955,327.56	242,597,403.02
II. Post-employment benefits – defined contribution plan	19,499,863.59	199,383,519.75	188,491,130.72	30,392,252.62
III. Termination benefits	12,196,218.50	6,493,379.81	9,196,767.12	9,492,831.19
Total	173,070,456.86	1,815,055,255.37	1,705,643,225.40	282,482,486.83

(2) Short-term emolument is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Salaries, bonuses, allowances and subsidies	71,689,679.02	1,180,800,026.96	1,139,496,985.70	112,992,720.28
2. Staff benefit		113,393,485.67	113,393,485.67	
3. Social insurance premium	9,292,929.68	103,318,323.59	97,529,866.46	15,081,386.81
Including: medical insurance premium	7,820,974.30	91,676,873.24	86,777,869.16	12,719,978.38
Work injury insurance premium	900,138.03	5,208,090.83	4,866,673.60	1,241,555.26
Maternity insurance premium	571,817.35	6,433,359.52	5,885,323.70	1,119,853.17
4. Housing funds	14,504,005.82	125,422,210.54	121,062,132.84	18,864,083.52
5. Labor union fund and employee education fund	35,039,718.40	77,563,928.32	29,090,331.21	83,513,315.51
Others	10,848,041.85	8,680,380.73	7,382,525.68	12,145,896.90
Total	141,374,374.77	1,609,178,355.81	1,507,955,327.56	242,597,403.02

(3) Defined contribution plan is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Basic pension insurance	12,061,730.25	105,645,216.85	100,344,347.10	17,362,600.00
2. Unemployment insurance expenses	521,828.85	4,356,941.27	4,201,632.23	677,137.89
3. Enterprise annuity payment	6,916,304.49	89,381,361.63	83,945,151.39	12,352,514.73
Total	19,499,863.59	199,383,519.75	188,491,130.72	30,392,252.62

(4) Termination benefits payable is presented as follows:

Unit: Yuan

Items	31 December 2020	31 December 2019
Early retirement benefits payable *(Note IV(30))*	9,391,105.94	12,196,218.50
Other termination benefits *(i)*	101,725.25	
Total	9,492,831.19	12,196,218.50

In 2020, other termination benefits paid by the Group for termination of the employment relationship amounted to RMB850,438.22.

40. Taxes payable

Unit: Yuan

Items	Closing balance	Opening balance
Value-added tax (**"VAT"**)	127,162,883.84	70,411,670.20
Corporate income tax	33,784,094.22	36,216,050.71
Individual income tax	2,075,218.11	3,373,100.71
Urban maintenance and construction tax	5,695,398.14	3,443,479.29
Resources tax	3,435,346.19	16,830,916.86
Environmental protection tax	10,697,187.69	18,314,247.68
Land use tax	6,977,106.40	8,513,633.67
Stamp duty	9,187,796.31	8,416,963.50
Property tax	3,021,851.69	4,113,689.22
Educational surcharge	3,371,913.42	2,078,521.59
Local educational surcharge	2,248,113.76	1,385,681.06
Other taxes	296,375.91	296,361.22
Total	207,953,285.68	173,394,315.71

41. **Other payables**

Unit: Yuan

Items	Closing balance	Opening balance
Interest payable	11,076,444.81	17,838,951.86
Other payables	273,971,428.04	349,921,585.92
Total	285,047,872.85	367,760,537.78

(1) Interest payable

Unit: Yuan

Items	Closing balance	Opening balance
Interest on long-term borrowings with interest payments by installment and principal payments at due	9,069,770.53	12,596,184.55
Interest payable on short-term borrowings	2,006,674.28	5,242,767.31
Total	11,076,444.81	17,838,951.86

(2) Dividends payable

Not applicable.

(3) Other payables

1) Disclosure of other payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Deposit	101,186,074.46	61,369,739.20
Borrowings	79,396,077.80	105,399,325.00
Payables for Party building funds	14,966,663.02	12,818,823.88
Payables for construction quality guarantee deposit	1,191,154.00	16,992,262.32
Payables for equity acquisition	119,782.23	69,311,924.57
Payables for exploration right		10,500,000.00
Payables for agency service fee		1,138,470.02
Freight charges and loading and unloading fees		605,182.00
Other withholdings	77,111,676.53	71,785,858.93
Total	273,971,428.04	349,921,585.92

2) Other major payables aged over 1 year

Unit: Yuan

Items	Closing balance	Reason for outstanding or carrying forward
Borrowings, deposit and other receipts and withholdings	107,739,258.35	The amount has not been settled
Total	107,739,258.35	

Other explanation:

As at 31 December 2020, other payables over 1 year with carrying amount of RMB107,739,258.35 (31 December 2019: RMB126,666,544.47) were mainly borrowings, deposit and other receipts and withholdings. The amount has not been settled.

42. Liabilities held for sale

Not applicable.

43. Non-current liabilities due within one year

Unit: Yuan

Items	Closing balance	Opening balance
Long-term borrowings due within one year	558,518,104.00	2,144,980,000.00
Long-term payables due within one year	799,949,699.76	1,808,711,034.84
Total	1,358,467,803.76	3,953,691,034.84

44. Other current liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Value-added tax received in advance	25,821,363.86	
Total	25,821,363.86	

45. Long-term borrowings

(1) Classification of long-term borrowings

Unit: Yuan

Items	Closing balance	Opening balance
Mortgage borrowings	669,500,000.00	751,000,000.00
Guaranteed borrowings	2,710,680,000.00	1,905,160,000.00
Credit loans	6,536,000,000.00	4,190,000,000.00
Less: long-term borrowing due within one year	-558,518,104.00	-2,144,980,000.00
Total	9,357,661,896.00	4,701,180,000.00

Explanations on classification of long-term borrowings:

(1) For details of the information on the collaterals for the mortgage borrowings, please refer to Note IV(55).

(2) As at 31 December 2020, the guaranteed borrowings from banks amounting to RMB2,710,680,000.00 (31 December 2019: RMB1,850,760,000.00) were guaranteed by the Company for subsidiaries of the Group and the principal thereof shall be fully repaid on 20 December 2031; as at 31 December 2020, no guaranteed borrowings from banks were guaranteed by the parent company of the Company (31 December 2019: RMB54,400,000.00).

(3) As at 31 December 2020, the interest rates of the long-term borrowings range from 1.20% to 5.70% (31 December 2019: from 1.20% to 6.37%) per annum.

46. Bonds payables

Not applicable.

47. Lease liabilities

Not applicable.

48. Long-term payables

Unit: Yuan

Items	Closing balance	Opening balance
Long-term payables	107,657,454.54	1,398,427,210.26
Special payables	990,000.00	990,000.00
Total	108,647,454.54	1,399,417,210.26

(1) Classification of long-term payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Finance lease borrowings	907,607,154.30	2,912,466,896.83
Payables for construction equipment		294,671,348.27
Less: long-term payables due within one year	799,949,699.76	1,808,711,034.84
Total	107,657,454.54	1,398,427,210.26

Other explanation:

For details of the information on the collaterals for the finance lease borrowings, please refer to Note IV(55).

(2) Special payables

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Special payables	990,000.00			990,000.00	
Total	990,000.00			990,000.00	

49. Long-term staff salaries payables

(1) Table for long-term staff salaries payables

Unit: Yuan

Items	Closing balance	Opening balance
II. Termination benefits	75,024,282.20	74,616,243.64
Less: portion to be paid within one year	-9,391,105.94	-12,196,218.50
Total	65,633,176.26	62,420,025.14

(2) Changes in defined benefit plan

Not applicable.

Other explanation:

Early retirement benefits payable charged to profit or loss for the current period:

Unit: Yuan

Items	2020	2019
Administrative expenses	14,237,761.35	1,678,162.51
Finance costs	170,457.24	644,234.53

Early retirement benefits payable to be paid within one year are represented in Note IV(22)(d) to employee benefits payable.

50. Estimated liabilities

Unit: Yuan

Items	Closing balance	Opening balance	Reasons
Reclamation fees	997,134.83	6,152,698.72	Mining of bauxite
Waste residue disposal fees	71,239,315.59	66,781,253.14	Production of electrolytic aluminum
Compensation for electricity fees	10,269,449.27		Expected future compensation payments due to delayed electricity usage for the hydropower aluminum project
Total	82,505,899.69	72,933,951.86	

51. Deferred income

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Government grants	211,362,799.02	25,386,309.17	29,525,217.88	207,223,890.31	Asset-related government grants and government grants that are used to compensate costs or losses in subsequent periods
Total	211,362,799.02	25,386,309.17	29,525,217.88	207,223,890.31	

Items involving government grants:

Unit: Yuan

Items of liabilities	Opening balance	Amount of increase in subsidies during the current period	Amount included in non-operating income for the current period	Amount account for in the other income	Amount of costs written down for the current period	Other changes	Closing balance	Assets related/ Income related
Subsidies for aluminum project infrastructure grants	141,961,990.36			5,096,631.25			136,865,359.11	Assets related
R&D subsidies	28,803,016.58	3,670,000.00		11,975,643.92			20,497,372.66	Income related
Special subsidies for industry leaders	2,433,594.75	3,225,000.00		933,308.50			4,725,286.25	Income related
Subsidies for industry development		8,921,000.00		1,921,000.00			7,000,000.00	Income related
Other items	38,164,197.33	9,570,309.17		8,378,634.21	1,220,000.00		38,135,872.29	Assets and income related
Total	211,362,799.02	24,682,000.00		27,600,908.71	1,220,000.00		207,223,890.31	

Government subsidies received during the year were as follows:

Unit: Yuan

Category	Amount	Presentation item	Amount included in current profit or loss for the current period
R&D subsidies	3,670,000.00	Deferred income/other income	708,414.25
Special subsidies for industry leaders	3,225,000.00	Other income	
Subsidy incentives for production and operation	92,119,960.00	Other income	92,119,960.00
Financial support funds	14,200,000.00	Other income	14,200,000.00
Subsidies for industry development	8,921,000.00	Other income	1,921,000.00
Subsidies for stabilizing employment	23,685,040.60	Other income	23,685,040.60
Others	17,160,393.93	Other income/finance costs/ non-operating income	14,467,893.93
Total	162,981,394.53		147,102,308.78

52. Other non-current liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Special payables – state funds for the demonstration project of environmental protection technology for recycling of aluminum ash	8,000,000.00	8,000,000.00
Borrowings from minority shareholders	45,000,000.00	
Total	53,000,000.00	8,000,000.00

53. Share capital

Unit: Yuan

	Opening balance	Increase/decrease (+/-) Issue of new shares	Bonus issue	Reserve funds converting into share capital	Others	Subtotal	Closing balance
Total shares	3,128,206,556.00						3,128,206,556.00

Other explanation:

Unit: Yuan

	31 December 2018	Increase /decrease (+/-) Issue of new shares	31 December 2019
Total shares	2,606,838,797.00	521,367,759.00	3,128,206,556.00

According to the Reply and Approval on the Non-public Issuance of Shares of Yunnan Aluminum Co., Ltd. (Zheng Jian Xu Ke [2019] No. 1928) (《關於核准雲南鋁業股份有限公司非公開發行股票的批覆》(證監許可[2019]1928號)) issued by the China Securities Regulatory Commission on 21 October 2019, the Company was approved to issue 521,367,759 ordinary shares at an issue price of RMB4.10 per share. The abovementioned funds have been paid up on 23 December 2019 and verified by Ruihua Certified Public Accountants LLP which has issued the Capital Verification Report (Rui Hua Yan Zi [2019] No. 53100002).

54. Other equity instruments

Not applicable.

55. Capital reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Capital premium (share premium)	7,838,142,025.21	23,019,560.21		7,861,161,585.42
Other capital reserve	185,130,447.72		13,138,114.05	171,992,333.67
Total	8,023,272,472.93	23,019,560.21	13,138,114.05	8,033,153,919.09

Other explanation (including explanations on increase/decrease in the amount during the current period and the reasons therefor):

(1) During the year, the Company and Zhaotong Urban Construction Investment Development Company Limited* (昭通市城市建設投資開發有限公司), a minority shareholder of Haixin Company, jointly increased their capital in Haixin Company, and the Company's share of the net assets of Haixin Company calculated on the basis of its shareholding increased by RMB23,019,560.21 after the capital increase.

(2) The decrease in other capital reserve arose from the transfer of "Water/electricity/heat supply and property management". The separation and transfer of "Water/electricity/heat supply and property management" refers to a policy that the state-owned enterprises separate the functions of water, electricity, heat supply and property management in the residential areas of families of the employees from the state-owned enterprises and transfer that to the non-governmental professional unit for management.

56. Treasury stocks

Not applicable.

57. Other comprehensive income

Unit: Yuan

		Amount for the current period						
Items	Opening balance	Amount for the period before income tax	Less: amount included in other comprehensive income during the previous period but transferred to profit or loss in the current period	Less: amount included in other comprehensive income during the previous period but transferred to retained earning in the current period	Less: income tax expenses	Attributable to the parent company after taxation	Attributable to minority shareholders after taxation	Closing balance
I. Other comprehensive incomes that cannot be reclassified into profit or loss	-29,102,649.75	-46,885,625.52			-6,340,498.99	-40,545,126.53		-69,647,776.28
Changes in fair value of other equity instrument investments	-29,102,649.75	-46,885,625.52			-6,340,498.99	-40,545,126.53		-69,647,776.28
II. Other comprehensive income which will be reclassified into profit or loss	3,583,900.82	-3,012,915.25			51,925.00	-2,950,748.10	-114,092.14	633,152.72
Difference arising from translation of financial statements in foreign currencies	4,037,125.82	-3,518,065.25				-3,403,973.10	-114,092.14	633,152.72
Effective portion of profit or loss on cash flows hedges	-453,225.00	505,150.00			51,925.00	453,225.00		
Total of other comprehensive income	-25,518,748.93	-49,898,540.77			-6,288,573.99	-43,495,874.63	-114,092.14	-69,014,623.56

Other information, including the adjustments to transfer of effective portion of profit or loss on cash flows hedges to the amount initially recognised for the hedged items:

Items	Other comprehensive income in the balance sheet				Other comprehensive income in the income statement for the year 2019				
	31 December 2018	Changes in accounting policy	1 January 2019	Attributable to the parent company after taxation	31 December 2019	Amount before income tax	Less: income tax expenses	Attributable to the parent company after taxation	Attributable to minority shareholders after taxation
Other comprehensive incomes that cannot be reclassified into profit or loss		-54,652,790.29	-54,652,790.29	25,550,140.54	-29,102,649.75	18,218,001.05	-7,332,139.49	25,550,140.54	
Changes in fair value of other equity instrument investments		-54,652,790.29	-54,652,790.29	25,550,140.54	-29,102,649.75	18,218,001.05	-7,332,139.49	25,550,140.54	
Other comprehensive income which will be reclassified into profit and loss	-25,627,320.79	26,672,668.21	1,045,347.42	2,538,553.40	3,583,900.82	2,984,539.83	351,768.75	2,538,553.40	94,217.68
Effective portion of profit or loss on cash flows hedges	-1,211,081.25		-1,211,081.25	757,856.25	-453,225.00	1,109,625.00	351,768.75	757,856.25	
Profit or loss from changes in the fair value of available-for-sale financial assets	-26,672,668.21	26,672,668.21							
Difference arising from translation of financial statements in foreign currencies	2,256,428.67		2,256,428.67	1,780,697.15	4,037,125.82	1,874,914.83		1,780,697.15	94,217.68
Total	-25,627,320.79	-27,980,122.08	-53,607,442.87	28,088,693.94	-25,518,748.93	21,202,540.88	-6,980,370.74	28,088,693.94	94,217.68

58. Special reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Funds for production safety	52,702,334.12	110,378,971.50	93,295,896.82	69,785,408.80
Total	52,702,334.12	110,378,971.50	93,295,896.82	69,785,408.80

59. Surplus reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Statutory surplus reserve	268,071,434.02			268,071,434.02
Discretionary surplus reserve	76,973,977.61			76,973,977.61
Total	345,045,411.63			345,045,411.63

60. Undistributed profits

Unit: Yuan

Items	For the current period	For the previous period
Undistributed profit as at the end of the prior period before adjustments	-604,038,993.25	-1,138,698,238.89
Total amount of adjustments for undistributed profits as at the beginning of period ("+" for add; "-" for less)		39,433,544.97
Undistributed profit as at the beginning of the period after adjustments	-604,038,993.25	-1,099,264,693.92
Add: net profit attributable to owners of the parent company for the period	902,555,209.17	495,225,700.67
Undistributed profit as at the end of the period	298,516,215.92	-604,038,993.25

61. Operating revenue and operating cost

Unit: Yuan

Items	Amount for the current period		Amount for the previous period	
	Revenue	Cost	Revenue	Cost
Main business	29,306,048,487.67	25,136,676,058.27	24,083,330,520.21	20,847,674,031.94
Other business	267,052,327.94	237,649,897.98	200,292,866.66	192,650,771.61
Total	29,573,100,815.61	25,374,325,956.25	24,283,623,386.87	21,040,324,803.55

Whether the lower of the audited net profit before or after deducting extraordinary profit or loss is a negative number

☐ Yes ☑ No

The amount of revenue corresponding to performance obligations that have been contracted for but not yet performed or completed at the end of the reporting period is RMB197,815,977.50, of which RMB197,815,977.50 is expected to be recognised as revenue in 2021.

Other explanation:

(1) Revenue from and cost of main businesses

Unit: Yuan

Items	2020		2019	
	Revenue from main businesses	Cost of main businesses	Revenue from main businesses	Cost of main businesses
Alumina segment	1,711,548,040.15	1,760,783,096.19	3,499,940,786.51	2,931,523,657.48
Primary aluminum segment	29,282,582,012.23	25,554,814,531.82	23,575,514,653.47	21,100,469,076.26
Other segments	12,099,611,347.69	11,582,239,674.76	7,499,677,853.41	7,257,855,386.10
Segment elimination	(13,787,692,912.40)	(13,761,161,244.50)	(10,491,802,773.18)	(10,442,174,087.90)
Total	29,306,048,487.67	25,136,676,058.27	24,083,330,520.21	20,847,674,031.94

(2) Other operating income and other operating costs

Unit: Yuan

Items	2020		2019	
	Other operating income	Other operating costs	Other operating income	Other operating costs
Sale of materials	226,429,004.05	201,465,624.00	171,530,349.77	164,985,677.17
Rental income	3,946,291.72	3,503,114.74	5,289,891.39	5,088,057.68
Others	36,677,032.17	32,681,159.24	23,472,625.50	22,577,036.76
Total	267,052,327.94	237,649,897.98	200,292,866.66	192,650,771.61

*(3) **Breakdown of the Group's operating income for 2020 is as follows:***

Unit: Yuan

Items	2020 Alumina segment	Primary aluminum segment	Other operating segments	Total
Revenue from main businesses	2,801,203.11	29,258,563,165.38	44,684,119.18	29,306,048,487.67
Including: recognised at point in time	2,801,203.11	29,258,563,165.38	10,360,457.43	29,271,724,825.92
recognised over a period of time			34,323,661.75	34,323,661.75
Other operating income			267,052,327.94	267,052,327.94

62. Taxes and surcharges

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Urban maintenance and construction tax	28,045,841.17	23,201,363.27
Educational surcharges	30,994,430.16	25,561,891.58
Resource tax	57,384,633.82	73,273,451.16
Property tax	47,274,752.22	39,852,906.53
Land use tax	26,278,345.99	31,997,378.00
Vehicle and vessel use tax	451,158.11	144,642.41
Stamp duty	37,702,907.50	30,808,888.69
Environmental protection tax	50,141,498.90	67,348,697.99
Other taxes	10,781.59	89,565.20
Total	278,284,349.46	292,278,784.83

63. Selling expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Delivery fees	522,364,417.17	427,717,447.72
Employment benefits	31,355,521.83	25,237,298.76
Packing expenses	41,643,169.37	38,752,958.08
Handling charges	14,904,084.53	17,301,765.37
Warehousing and custodian expense	9,835,678.55	18,749,168.34
Sales and service expenses	1,263,904.67	2,535,934.99
Depreciation charges	768,387.57	676,087.06
Others	6,537,464.96	7,993,113.29
Total	628,672,628.65	538,963,773.61

64. Administrative expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Repair charges	398,320,341.86	293,336,075.36
Employee emolument	369,888,066.17	305,844,908.11
Depreciation charges	63,261,013.61	61,246,286.15
Amortization of long-term deferred expenses	1,661,115.83	1,839,468.71
Machinery material consumables	19,533,889.22	12,330,161.01
Amortisation of intangible assets	35,465,735.47	33,456,589.41
Office expenses	6,225,825.17	12,314,680.52
Leasing fees	10,742,845.00	4,969,286.73
Greening fee	5,782,637.08	6,851,079.43
Consulting fees	18,357,456.32	11,286,488.47
Party construction expenses	11,774,395.34	8,562,204.22
Freight charges	13,455,072.92	9,036,555.30
Utilities	6,573,753.12	4,948,710.81
Hazardous waste disposal fees	50,982,963.71	8,552,181.82
Others	58,948,354.89	52,553,172.57
Total	1,070,973,465.71	827,127,848.62

65. Research and development expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Research and development cost	31,115,216.66	10,281,521.41
Total	31,115,216.66	10,281,521.41

66. Finance costs

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Interest expenses	770,098,771.01	1,067,825,456.82
Less: capitalised interest expenses	97,213,757.66	122,039,845.50
Expensed interest expenses	672,885,013.35	945,785,611.32
Less: interest income	35,345,162.83	46,865,036.81
Foreign exchange loss (profit is represented by "-")	5,000,826.56	-3,387,078.56
Others	4,275,505.91	2,617,978.96
Total	646,816,134.99	898,151,474.91

67. Other income

Unit: Yuan

Source of other income	Amount for the current period	Amount for the previous period
Government grants		
Subsidies for aluminum project infrastructure	5,096,631.25	4,165,916.77
R&D subsidy	11,975,643.92	37,084,484.74
Special subsidies for industry leaders	933,308.50	10,033,069.99
Subsidies and incentives for production and operation	92,119,960.00	84,034,650.00
Financial supporting funds	14,200,000.00	857,000.00
Industrial development grant	1,921,000.00	14,550,000.00
Subsidies for guaranteeing employment	23,685,040.60	44,198,273.28
Others	15,315,858.97	19,119,401.13
Total	165,247,443.24	214,042,795.91

68. Investment income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Income from long-term equity investments measured under equity method	-9,882,491.78	23,343,696.46
Investment income of other equity instruments during the holding period	35,751,601.82	552,155.33
Gains on restructuring of debts	5,020,087.26	
Others	1,374,315.10	-269,844.63
Total	32,263,512.40	23,626,007.16

69. Gain from net exposure hedges

Not applicable.

70. Gain arising from the changes in fair value

Not applicable.

71. Credit impairment losses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Bad debt losses of other receivables	-11,476,184.57	-3,620,174.18
Reversal on bad debts of trade receivables	24,142,121.42	11,258,236.26
Total	12,665,936.85	7,638,062.08

72. Assets impairment loss

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
II. Inventory impairment losses and impairment losses of contract performance costs	-90,521,089.66	-22,493,848.26
III. Impairment losses of long-term equity investments	-27,736,226.30	
V. Impairment losses of fixed assets	-93,359,736.71	-9,529,259.94
VII. Impairment losses of construction in progress	-171,054,826.17	-295,422,040.73
XIII. Others	-1,992,068.00	-72,600.00
Total	-384,663,946.84	-327,517,748.93

73. Gains on disposal of assets

Unit: Yuan

Source of gain on disposal of assets	Amount for the current period	Amount for the previous period
Gains/(losses) on disposal of fixed assets	1,597,227.39	-11,568,240.51

74. Non-operating income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
Gains on restructuring of debts		14,710,450.50	
Government grants	652,860.00	851,500.00	652,860.00
Others	8,203,262.04	6,142,920.90	8,203,262.04
Total	8,856,122.04	21,704,871.40	8,856,122.04

75. Non-operating expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
External donation	3,404,937.48	4,432,761.91	3,404,937.48
Losses on damage and retirement of non-current assets	5,942,312.81	1,264,036.54	5,942,312.81
Contract default	10,269,449.27		10,269,449.27
Others	2,757,467.29	2,178,329.61	2,757,467.29
Total	22,374,166.85	7,875,128.06	22,374,166.85

76. Income tax expenses

(1) Income tax expenses table

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Current income tax expenses	131,069,414.71	27,031,154.51
Deferred income tax expenses	-8,350,894.07	24,308,403.47
Total	122,718,520.64	51,339,557.98

(2) Reconciliations between accounting profit and income tax expenses

Unit: Yuan

Items	Amount for the current period
Total profit	1,356,505,192.12
Income tax expenses calculated at statutory/applicable tax rate	339,126,298.03
Effect of different tax rates applied by subsidiaries	-124,413,121.56
Effect of adjustments for income tax for prior period	-5,112,206.50
Effect of income not subject to tax	-6,331,866.39
Effect of costs, expenses and losses not deductible for tax purpose	13,449,681.35
Effect of utilisation of previously unrecognised deductible losses on deferred income tax assets	-137,132,469.82
Effect of deductible temporary differences or deductible losses on deferred income tax assets unrecognised in the current period	106,976,290.04
Recognition of deductible temporary differences not recognised as deferred income tax assets during the previous period	-16,942,036.59
Effect of unrecognised deductible losses on deferred income tax assets during the year	15,062,907.17
Effect of additions and deductions in research and development expenditures	-20,688,468.02
Tax credit for environmental equipment	-16,620,867.00
Disposal of investment losses in subsidiaries	-24,655,620.07
Income tax expenses	122,718,520.64

77. Other comprehensive income

Please refer to notes for details.

78. Items of statement of cash flows

(1) Other cash received relating to operating activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Government grants	155,981,394.53	227,031,565.31
Deposits	149,377,561.93	43,758,525.29
Interest income	35,345,210.83	46,865,036.81
Insurance compensation		8,436,747.10
Others	7,166,737.23	4,992,616.30
Total	347,870,904.52	331,084,490.81

(2) Other cash paid relating to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Performance security	39,816,335.26	18,805,103.41
Comprehensive service fees, fees for property leasing	10,742,845.00	28,602,018.52
Security deposit for land reclamation	28,312,259.98	34,898,718.80
Environmental restoration security	12,112,815.01	
Outflow of current accounts		22,681,207.41
Insurance premium	7,328,732.84	12,675,657.44
Consultation, audit and valuation fees	21,182,199.95	11,286,488.47
Donations for poverty alleviation	3,404,937.48	4,432,761.91
Bank charges	4,275,505.91	2,617,978.96
Entertainment expenses	1,428,445.65	1,714,042.13
Hazardous waste disposal fees	50,982,963.71	8,552,181.82
Others	82,580,456.96	44,277,261.44
Total	262,167,497.75	190,543,420.31

(3) *Other cash received relating to investing activities*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Return of prior borrowings by related parties	6,000,000.00	
Recovery of margin on futures	36,582,414.05	
Refund of advance land payments by the Government	6,000,000.00	
Total	48,582,414.05	

(4) *Other cash paid relating to investing activities*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Payment for margin on futures	2,090,018.80	17,879,941.32
Total	2,090,018.80	17,879,941.32

(5) *Other cash received related to financing activities*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Receipt of finance lease borrowings		627,800,000.00
Receipt of temporary borrowings	95,000,000.00	60,000,000.00
Total	95,000,000.00	687,800,000.00

(6) *Other cash paid relating to financing activities*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Repayment of borrowings for finance lease	2,057,316,598.50	2,231,191,101.86
Payment for purchase of minority interests	69,192,142.34	183,013,600.00
Repayment of temporary borrowings	60,000,000.00	24,932,047.03
Share issuance costs		4,152,959.23
Security deposit for borrowings		200,000.00
Total	2,186,508,740.84	2,443,489,708.12

79. Supplementary information to cash flow statement

(1) *Supplementary information to the cash flow statement*

Unit: Yuan

Supplementary information	Amount for the period	Amount for the previous period
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	1,233,786,671.48	545,206,241.01
Add: Provision for asset impairment	384,663,946.84	327,517,748.93
Depreciation of fixed assets, depletion from oil and gas assets and depreciation of productive biological assets	1,481,963,883.53	1,274,362,614.13
Depreciation of right-of-use assets		
Amortisation of intangible assets	85,132,664.19	99,436,847.38
Amortisation of long-term prepaid expenses	3,413,042.30	7,266,405.27
Loss on disposal of fixed assets, intangible assets and other long-term assets (profit is represented by "-")	-1,597,227.39	11,568,240.51

Supplementary information	Amount for the period	Amount for the previous period
Losses on retirement of fixed assets (profit is represented by "-")	5,942,312.81	1,264,036.54
Losses from changes in fair value (profit is represented by "-")		
Finance costs (profit is represented by "-")	676,531,643.52	943,173,606.75
Investment losses (profit is represented by "-")	-32,263,512.40	-23,626,007.16
Decrease in deferred tax assets (increase is represented by "-")	-5,004,797.29	22,846,260.44
Increase in deferred tax liabilities (decrease is represented by "-")	-3,346,096.78	-1,700,420.10
Decrease in inventories (increase is represented by "-")	-258,833,325.94	607,732,266.48
Decrease in operating receivables (increase is represented by "-")	277,098,178.17	-193,862,583.12
Increase in operating payables (decrease is represented by "-")	1,146,067,310.59	70,373,451.99
Others	-12,665,936.85	-7,638,062.08
Net cash flows from operating activities	4,980,888,756.78	3,683,920,646.97
2. Significant investing and financing activities not involving cash receipts and payments:		
Conversion of debt into capital		
Convertible corporate bonds due within one year		
Fixed assets capitalised under finance leases		
3. Net changes in cash and cash equivalents:		
Closing balance of cash	541,354,547.24	3,260,720,019.60
Less: opening balance of cash	3,260,720,019.60	3,044,582,761.21
Add: balance of cash equivalents as at the end of the period		
Less: balance of cash equivalents as at the beginning of the period		
Net increase in cash and cash equivalents	-2,719,365,472.36	216,137,258.39

(2) Net cash paid for acquisition of subsidiaries during the period

Not applicable.

(3) Net cash received from disposal of subsidiaries during the period

Not applicable.

(4) Components of cash and cash equivalents

Unit: Yuan

Items	Closing balance	Opening balance
I. Cash	541,354,547.24	3,260,720,019.60
Including: cash on hand	43,708.60	101,043.96
Bank deposits readily available for payment	541,310,838.64	3,260,618,975.64
III. Closing balance of cash and cash equivalents	541,354,547.24	3,260,720,019.60

80. Notes to items in the statement of changes in owners' equity

Not applicable.

81. Assets with restricted ownership or use rights

Unit: Yuan

Items	Closing carrying amount	Reason for restriction
Monetary funds	645,423,793.79	Please see below for details
Inventories	107,765,748.16	Please see below for details
Fixed assets	4,476,522,216.77	Pledge under finance lease, bills, factoring, letter of credit
Intangible assets	314,935,349.06	Mortgage of land, bills, factoring, letter of credit
Total	5,544,647,107.78	

Other explanation:

As at 31 December 2020, monetary funds of RMB645,423,793.79 were restricted. Among them, RMB570,100,000.00 was used as security deposit to apply to banks for issuing bills and letters of credit; RMB63,210,978.78 was used as security for land reclamation; RMB12,112,815.01 was security deposit for environmental restoration and improvement (As at 31 December 2019, monetary funds of RMB791,551,295.39 were restricted. Among them, short-term borrowings of RMB156,000,000.00 was obtained via RMB31,200,000.00 as security deposit, and RMB724,447,776.59 was used as security deposit to apply to banks for issuing bills and letters of credit; RMB34,898,718.80 was used as security for land reclamation. A payment of RMB1,004,800.00 was judicially frozen).

As at 31 December 2020, land use rights and bauxite mining rights with a book value of RM314,935,349.06 (original value: RMB389,376,095.13) (31 December 2019: a book value of RMB707,547,375.47, original value: RMB834,570,435.56), machinery and equipment and buildings with a book value of RMB4,476,522,216.77 (original value: RMB6,177,193,126.69) (31 December 2019: book value: RMB6,994,627,623.03, original value: RMB11,302,357,019.28) and raw materials and work in progress with a book value of RMB107,765,748.16 (2019: RMB107,765,748.16) were pledged to secure long-term borrowings RMB669,500,000.00 (31 December 2019: RMB751,000,000.00), long-term payables of RMB907,607,154.30 (31 December 2019: RMB2,912,466,896.83) and issuance of bank acceptance bills of RMB750,000,000.00 (31 December 2019: RMB2,229,069,780.00) and letter of credit of RMB100,000,000.00 (31 December 2019: Nil).

82. Foreign currency monetary items

(1) Foreign currency monetary items

Unit: Yuan

Items	Closing balance of foreign currency	Exchange rate	Closing balance converted into Renminbi
Monetary funds			
Including: USD	1,821,264.47	6.5249	11,883,568.54
EUR	0.02	8.0250	0.16
HKD	5,203,901.29	0.8416	4,379,603.33
AUD	2.34	5.0163	11.74
Trade receivables			
Including: USD	3,617,711.95	6.5249	23,605,208.70
EUR	8,618.95	8.0250	69,167.07
HKD			
AUD	311,116.54	5.0163	1,560,653.90
Long-term loans and borrowings			
Including: USD			
EUR			
HKD			

Other explanation:

The above-mentioned foreign currency monetary items refer to all currencies except RMB (the scope of which is different from the foreign currency items mentioned in Note X(1)(a)).

(2) Description of overseas business entities, including important overseas business entities, shall disclose their main overseas business places, recording currency and selection basis, and shall disclose the reasons for any change in the recording currency.

☐ Applicable ☑ Not applicable

83. Hedging

Not applicable.

84. Government grants

(1) Basic information of government grants

Unit: Yuan

Type	Amount	Presentation item	Amount included in current profit or loss
R&D subsidies	3,670,000.00	Deferred income/other income	708,414.25
Special subsidies for industry leaders	3,225,000.00	Other income	
Production and operation subsidies	92,119,960.00	Other income	92,119,960.00
Financial support funds	14,200,000.00	Other income	14,200,000.00
Subsidy for industrial development	8,921,000.00	Other income	1,921,000.00
Subsidies for guaranteeing employment	23,685,040.60	Other income	23,685,040.60
Others	17,160,393.93	Other income/ Finance costs/Non-operating revenue	14,467,893.93
Total	162,981,394.53		147,102,308.78

(2) Refund of government grants

☐ Applicable ☑ Not applicable

85. Others

Not applicable.

VIII. CHANGES IN THE SCOPE OF CONSOLIDATION

Huichuang Green Energy (慧創綠能), American Technology (美國科技), Chuangneng Metal (創能金屬) and Shanghai Huxin (上海滬鑫), being subsidiaries of the Company, have been deregistered in 2020 and were no longer consolidated into the Group as at 31 December 2020.

IX. INTERESTS IN OTHER ENTITIES

1. Interests in subsidiaries

(1) Composition of the Group

Name of subsidiary	Principal place of business	Place of registration	Nature of business	Percentage of shareholding Direct	Percentage of shareholding Indirect	Acquisition method
Yunnan Yunlv Yongxin	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	67.33%		Establishment via capital contribution
Yunnan Yunlv Runxin	Gejiu, Yunnan	Gejiu, Yunnan	Manufacturing	70.14%		Business combination not under common control
Yunnan Wenshan	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing	100.00%		Business combination not under common control
Yunnan Yunlv Zexin	Fuyuan, Yunnan	Fuyuan, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Aluminum International	Hong Kong	Hong Kong	Trading	100.00%		Establishment via capital contribution
Yunnan Yunlv Leaxin	Lijiang, Yunnan	Lijiang, Yunnan	Manufacturing	60.00%		Establishment via capital contribution
Yunnan Yunlv Hongxin	Dehong, Yunnan	Dehong, Yunnan	Manufacturing	70.00%		Establishment via capital contribution
Yunnan Huaping Fengxin Electric Power Development Co., Ltd (雲南華坪灃鑫電力開發有限公司) ("Fengxin Electric Power")	Huaping, Yunnan	Huaping, Yunnan	Manufacturing	51.00%		Establishment via capital contribution
Yunnan Yuanxin	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Haoxin	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Business combination under common control

Name of subsidiary	Principal place of business	Place of registration	Nature of business	Percentage of shareholding Direct	Percentage of shareholding Indirect	Acquisition method
Yunnan Yunlv Huixin	Kunming, Yunnan	Kunming, Yunnan	Commerce	51.00%		Establishment via capital contribution
Yunnan Yunlv Yixin	Heqing, Yunnan	Heqing, Yunnan	Manufacturing	59.97%		Business combination not under common control
Yunnan Yunlv Haixin	Zhaotong, Yunnan	Zhaotong, Yunnan	Manufacturing	82.41%		Capital Increase
Yunnan Yunlv Luyuan	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Yunlv Yuxin	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	94.35%		Business combination not under common control
Yunnan Runmai New Energy Vehicle Co., Ltd. (雲南潤邁新能源車業有限公司) ("Runmai Vehicle")	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	50.00%		Establishment via capital contribution
Yunnan Yunlv Logistics	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Yaneng Carbon Asset Management Co., Ltd. (雲南亞能碳資產管理有限公司) ("Carbon Asset")	Kunming, Yunnan	Kunming, Yunnan	Trading	41.00%		Establishment via capital contribution
Wenshan Aluminum Xichou Mining Co., Ltd (文山鋁業西疇礦業有限公司) ("Xichou Mining")	Xichou, Yunnan	Xichou, Yunnan	Mining		100.00%	Establishment via capital contribution
Wenshan Aluminum Yanshan Mining Co., Ltd (文山鋁業硯山礦業有限公司) ("Yanshan Mining")	Yanshan, Yunnan	Yanshan, Yunnan	Mining		100.00%	Establishment via capital contribution
Wenshan Aluminum Guangnan Mining Ltd (文山鋁業廣南礦業有限公司) ("Guangnan Mining")	Guangnan, Yunnan	Guangnan, Yunnan	Mining		100.00%	Establishment via capital contribution
Yunnan Yongshun	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing		51.00%	Establishment via capital contribution

Other explanation:

(1) Yunnan Yunlv Huichuang Green Energy Battery Co., Ltd (雲南雲鋁慧創綠能電池限公司) ("**Huichuang Green Energy**"), American Technology (美國科技), Yunnan Metallurgical Group Chuangneng Metallic Fuel Cell Co., Ltd. (雲南冶金集團創能金屬燃料電池股份有限公司) ("**Chuangneng Metallic**") and Shanghai Huxin Aluminum Foil Co., Ltd. (上海滬鑫鋁箔有限公司) ("**Shanghai Huxin**"), being subsidiaries of the Company, were deregistered in 2020 and no longer consolidated into the Group as at 31 December 2020.

(2) The cash and cash equivalents of Yunnan Aluminum International as at 31 December 2020 amounted to RMB9,296,923.31 (31 December 2019: RMB9,913,536.47). The Group has no restriction on the use of assets of the Group or on repayment of debts of the Group.

(2) Significant non-wholly owned subsidiaries

Unit: Yuan

Name of subsidiary	Shareholdings of minority shareholders	Profit or loss attributable to minority shareholders during the current period	Dividends declared to minority shareholders during the current period	Closing balance of minority interests
Yunnan Yunlv Yongxin	32.67%	55,383,871.31		298,213,089.82
Yunnan Yunlv Runxin	29.86%	11,500,880.42		175,176,616.54
Yunnan Yunlv Haixin	17.59%	50,093,106.16	66,991,481.11	373,264,890.19
Yunnan Yunlv Yixin	40.03%	181,923,645.13		1,040,429,295.36

(3) *Main financial information of significant non-wholly owned subsidiaries*

Unit: Yuan

	Closing balance						Opening balance					
Name of subsidiary	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities
Yunnan Yunlv Yongxin	366,975,927.45	2,469,290,067.87	2,836,265,995.32	1,904,307,774.49	102,987,112.72	2,007,294,887.17	478,420,399.07	2,695,183,814.57	3,173,604,213.64	2,336,063,157.73	160,239,893.43	2,496,303,051.16
Yunnan Yunlv Runxin	354,310,965.64	2,165,328,720.94	2,519,639,686.58	1,911,282,070.39	21,697,815.35	1,932,979,885.74	531,315,685.37	2,370,000,479.66	2,901,316,165.03	2,303,637,787.02	49,152,301.93	2,352,790,088.95
Yunnan Yunlv Haixin	696,499,694.26	5,376,877,874.28	6,073,377,568.54	1,681,157,014.48	2,278,142,091.58	3,959,299,106.06	611,152,363.65	3,872,391,286.93	4,483,543,650.58	616,327,834.54	2,433,655,204.69	3,049,983,039.23
Yunnan Yunlv Yixin	597,190,903.43	4,214,937,230.78	4,812,128,134.21	1,383,042,310.76	835,442,333.73	2,218,484,644.49	560,459,866.89	3,441,018,453.57	4,001,478,320.46	1,152,388,101.46	712,935,062.66	1,865,323,164.12

Unit: Yuan

	Amount for the current period				Amount for the previous period			
Name of subsidiary	Revenue	Net profit	Total comprehensive income	Cash flows from operating activities	Revenue	Net profit	Total comprehensive income	Cash flows from operating activities
Yunnan Yunlv Yongxin	4,175,227,759.48	152,544,070.76	152,544,070.76	317,527,396.03	3,957,895,778.27	89,440,040.82	89,440,040.82	459,541,893.92
Yunnan Yunlv Runxin	3,374,628,291.36	38,516,009.46	38,516,009.46	276,533,752.01	3,252,074,061.05	3,635,446.01	3,635,446.01	195,380,525.91
Yunnan Yunlv Haixin	4,211,799,323.03	226,459,145.15	226,459,145.15	828,046,062.91	2,705,798,857.37	253,401,609.00	253,401,609.00	521,332,827.20
Yunnan Yunlv Yixin	4,813,121,934.97	454,494,375.47	454,494,375.47	749,016,848.22	1,647,114,204.78	125,573,443.39	125,573,443.39	430,306,022.10

(4) *Significant restrictions on the use of assets and repayment of debts of the Group*

Not applicable.

(5) *Financial support or other support provided to structured entities included in the scope of consolidated financial statements*

Not applicable.

2. Transactions in which the share of owner's equity in the subsidiary changes and maintains the controls over the subsidiary

Not applicable.

3. Interests in joint arrangements or associates

(1) *Significant joint ventures or associates*

Name of joint ventures or associates	Principal place of business	Place of registration	Nature of business	Shareholdings		Accounting treatment method of investments in joint ventures or associates
				Direct	Indirect	
Yunnan Metallurgical Resources Co. Ltd (雲南冶金資源股份有限公司) ("Metallurgical Resources")	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	22.01%		Equity method
Yunnan Tianye Chemical Co., Ltd (雲南天冶化工有限公司) ("Tianye Chemical")	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing		30.00%	Equity method
Yunnan Suotong Yunlv Carbon Material Co., Ltd. ("Yunnan Suotong")	Wenshan, Yunnan	Qujing, Yunnan	Manufacturing	35.00%		Equity method

(2) *Main financial information of significant joint ventures*

Not applicable.

(3) Main financial information of significant associates

Unit: Yuan

	Closing balance/Amount for the current period			Opening balance/Amount for previous period		
	Metallurgical Resources	Tianye Chemical	Yunnan Suotong	Metallurgical Resources	Tianye Chemical	Yunnan Suotong
Current assets	134,582,298.02	226,848,880.12	57,380,148.44	186,618,932.98	127,512,764.09	2,323,389.61
Non-current assets	557,642,793.97	1,158,151,098.29	578,453,036.95	519,015,514.88	1,237,215,351.09	7,000,000.00
Total assets	692,225,091.99	1,384,999,978.41	635,833,185.39	705,634,447.86	1,364,728,115.18	9,323,389.61
Current liabilities	252,100,583.67	849,488,003.30	159,045,241.24	255,403,036.66	943,227,064.10	648,278.96
Non-current liabilities	35,892,876.84	189,223,852.78		36,850,276.39	50,874,230.88	
Total liabilities	287,993,460.51	1,038,711,856.08	159,045,241.24	292,253,313.05	994,101,294.98	648,278.96
Non-controlling interests				81,681.20		
Equity attributable to shareholders of the parent company	404,231,631.48	346,288,122.33	476,787,944.15	413,299,453.61	370,626,820.20	8,675,110.65
Share of net asset in proportion to shareholding	80,846,326.30	103,886,436.70	166,875,780.45	90,967,209.74	111,188,046.06	
--Others	-27,736,226.30					
Carrying value of the equity investment in associates	53,110,100.00	103,886,436.70	167,699,251.95	90,967,209.74	111,188,046.06	
Operating revenue	32,067,000.93	927,500,572.28		106,721,836.41	1,011,938,754.20	
Net profit	-46,299,400.26	-24,348,213.00	-2,979,977.68	34,323,672.79	24,613,803.20	-98,360.46
Total comprehensive income	-46,299,400.26	-24,348,213.00	-2,979,977.68	34,323,672.79	24,613,803.20	-98,360.46

Other explanation:

Based on the amount attributable to the parent company in the consolidated financial statements of the associates, the Group calculates the share of assets in proportion to its shareholding. The amount in the consolidated financial statements of associates takes into account the fair value of the identifiable assets and liabilities of the associates at the time of acquisition and the impact of unified accounting policies.

(4) Summarised financial information of insignificant joint ventures and associates

Unit: Yuan

	Closing balance/ Amount for the current period	**Opening balance/ Amount for previous period**
Joint ventures:		
Total carrying amount of investments	123,563,405.33	143,766,920.99
Total amount of the following items calculated in proportion to shareholding		
- Net profit	6,897,308.86	9,314,988.67
- Other comprehensive income	-1,536,888.16	1,292,773.29
- Total comprehensive income	5,360,420.70	10,607,761.96
Associates:		
Total amount of the following items calculated in proportion to shareholding		

Other explanation:

Net profit and other comprehensive income have taken into account the fair value of identifiable assets and liabilities at the time of acquisition and the adjustment effect of unified accounting policies.

(5) Description of significant restrictions on the ability of joint ventures or associates to transfer funds to the Company

Not applicable.

(6) Excess loss incurred by joint ventures or associates

Unit: Yuan

Name of joint venture or associate	Accumulated unrecognised losses accumulated in previous period	Unrecognised losses during the current period (or share of net profits during the current period)	Accumulated unrecognised losses at the end of the current period
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造公司)	3,627,422.92	-75,613.50	3,551,809.42

(7) Unconfirmed commitments related to investments in joint ventures

Not applicable.

(8) Contingent liabilities related to investments in joint ventures or associates

4. Significant joint operations

Not applicable.

5. Interests in structured entities not included into the scope of the consolidate financial statement

Not applicable.

6. Others

Not applicable.

X. RISKS RELATED TO FINANCIAL INSTRUMENTS

The Group's operating activities expose it to a variety of financial risks: market risk (primarily foreign exchange risk, interest rate risk and other price risk), credit risk and liquidity risk. The above financial risks and the risk management policies adopted by the Group to mitigate these risks are as follows:

The Board is responsible for planning and establishing the Group's risk management structure, formulating the Group's risk management policies and relevant guidelines, and supervising the implementation of risk management measures. The Group has established risk management policies to identify and analyse the risks faced by the Group. The policies clearly stipulate specific risks, covering various aspects such as market risk, credit risk and liquidity risk management. The Group regularly evaluates changes in the market environment and the Group's operating activities to determine whether to update the risk management policies and systems. The Group's risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates and mitigates relevant risks through close cooperation with other business departments of the Group. The Group's internal audit department conducts regular reviews on risk management controls and procedures and reports the audit results to the Group's Audit Committee.

1. Market risk

(1) Foreign exchange exposure

The Group's main operations are located in the PRC and its main businesses are settled in Renminbi. The Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies (primarily denominated in USD and HKD). The Group continuously monitors the scale of the Group's foreign currency transactions and foreign currency assets and liabilities to minimise the foreign exchange risk.

As at 31 December 2020 and 31 December 2019, the amounts converting into Renminbi from foreign currency assets and liabilities held by the Group's companies which the recording currency was Renminbi are summarised below:

Unit: Yuan

	31 December 2020		
	USD items	Other foreign currency items	Total
Foreign currency financial assets –			
Monetary funds	6,965,885.04	11.90	6,965,896.94
Receivables	23,605,208.70	1,629,820.97	25,235,029.67
Total	30,571,093.74	1,629,832.87	32,200,926.61

Unit: Yuan

	31 December 2019		
	USD items	Other foreign currency items	Total
Foreign currency financial assets –			
Monetary funds	130,980,779.73	610,339.61	131,591,119.34
Receivables	23,579,367.35	974,028.08	24,553,395.43
Total	154,560,147.08	1,584,367.69	156,144,514.77

As at 31 December 2020, for all USD dominated financial assets of the companies which the recording currency was Renminbi, if RMB had appreciated or depreciated by 4% against USD with all other variables held constant, post-tax profit for the year would have been decreased or increased by RMB1,222,843.75 (31 December 2019: RMB6,182,405.88).

As at 31 December 2020 and 31 December 2019, the amounts converting into Renminbi from foreign currency financial assets and foreign currency financial liabilities held by the Group's companies of which the recording currency was USD are summarised below:

Unit: Yuan

	31 December 2020		
	RMB Item	HKD item	Total
Monetary funds		4,379,603.33	4,379,603.33
Other equity instrument investments		22,644,160.42	22,644,160.42
Total		27,023,763.75	27,023,763.75

Unit: Yuan

	31 December 2019		
	RMB Item	HKD item	Total
Foreign currency financial assets –			
Monetary funds		9,913,536.47	9,913,536.47
Receivables	600,000.00	414,622.35	1,014,622.35
Other equity instrument investments		44,167,789.99	44,167,789.99
Total	600,000.00	54,495,948.81	55,095,948.81
Foreign currency financial liabilities –			
Payables	2,945.21	56,168.25	59,113.46

As at 31 December 2020 and 31 December 2019, for all HKD financial assets and financial liabilities held by the companies of which the recording currency was USD, exchange rate changes will not have significant impact on the Group's total profit due to the linked exchange rate system of HKD.

(2) ***Interest rate risk***

The Group's interest rate risk mainly arises from long-term interest-bearing borrowings such as long-term bank borrowings and long-term payables. Financial liabilities at floating rates expose the Group to cash flow interest rate risk, and financial liabilities at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of fixed rate and floating rate contracts based on the prevailing market conditions. As at 31 December 2020, the Group's long-term interest bearing borrowings included certain RMB-denominated contracts with floating rates, amounting to RMB2,159,680,000.00 (31 December 2019: RMB3,474,329,207.12) (Note IV(25) and Note IV(26)).

The Group continuously monitors the interest rate level of the Group. Increases in interest rates will increase the cost of new interest-bearing borrowings and the interest expenses with respect to the Group's outstanding floating rate interest-bearing borrowings, and therefore could have a material adverse effect on the Group's results of operations. The management makes adjustments timely with reference to the latest market conditions. Such adjustments may result from interest rate swap arrangements to mitigate interest rate risk. In 2020 and 2019, the Group did not enter into any interest rate swap agreements.

As at 31 December 2020, if interest rates on the floating rate borrowings had increased or decreased by 50 basis points with all other variables held constant, the Group's total profit would have decreased or increased by RMB10,798,400.00 (31 December 2019: RMB17,371,646.04).

(3) ***Price risk***

The Group uses futures contracts to reduce its exposure to commodity price volatility of aluminum. The futures business of the Group only carries out hedging activities and does not engage in speculative trading, mainly to preserve the value of the production volume of primary aluminum.

The Group mainly uses futures contracts purchased on the Shanghai Futures Exchange to avoid the risk of fluctuations in the price of primary aluminum. The contractual amount of the outstanding futures contracts as at 31 December 2020 was RMB0.00 (31 December 2019: RMB470,417,250.00).

If the closing price of aluminum futures increased/decreased by 3% with all other variables held constant, the total profit would have increased/decreased by RMB0.00 (31 December 2019: RMB14,097,363.00).

(4) Other price risk

The Group's other price risk mainly arises from various investments in equity instruments, which are exposed to the risk of changes in the price of equity instruments.

As at 31 December 2020, if the expected price of the Group's various equity instrument investments increases or decreases by 5% with all other variables held constant, the Group's other comprehensive income will increase or decrease by RMB2,196,578.68 (31 December 2019: RMB10,769,735.94).

2. Credit risk

The Group's credit risk mainly arises from cash at bank and on hand, trade receivables, receivables financing and other receivables. The carrying amounts of the Group's financial assets represent the maximum exposure to credit risk at the balance sheet date.

The Group expects that there is no significant credit risk associated with cash at bank and on hand since they are deposited at state-owned banks and other medium or large-sized listed banks with good reputation and high credit ratings. Management does not expect that there will be any significant losses from non-performance by these banks.

In addition, the Group has policies to control the credit risk exposure of trade receivables, receivables financing and other receivables. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The Group regularly monitors the credit history of its customers. For customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 31 December 2020, the Group had no significant collateral or other credit enhancements held as a result of the debtor's mortgage.

3. Liquidity risk

Each subsidiary within the Group is responsible for its own cash flow forecast. The Group monitors rolling forecasts of the Group's short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 31 December 2020, the Group's current liabilities exceeded its current assets by approximately RMB11.301 billion. For details, please refer to Note II(1).

At the balance sheet date, the financial liabilities of the Group are shown at their undiscounted contractual cash flows by their maturity date as follows:

Unit: Yuan

	31 December 2020				
	Within 1 year	**1-2 years**	**2 to 5 years**	**Over 5 years**	**Total**
Short-term loans and borrowings	5,657,611,282.11				5,657,611,282.11
Notes payable	2,014,772,391.82				2,014,772,391.82
Payables	7,347,790,425.84				7,347,790,425.84
Other payables	285,047,872.85				285,047,872.85
Long-term loans and borrowings	744,199,528.86	4,119,793,646.54	5,894,064,933.69	761,110,890.00	11,519,168,999.09
Long-term payables	893,856,767.23	143,543,430.70			1,037,400,197.93
Total	16,943,278,268.71	4,263,337,077.24	5,894,064,933.69	761,110,890.00	27,861,791,169.64

Unit: Yuan

	31 December 2019				
	Within 1 year	1-2 years	2 to 5 years	Over 5 years	Total
Short-term loans and borrowings	8,648,298,874.73				8,648,298,874.73
Notes payable	1,276,247,851.28				1,276,247,851.28
Payables	5,889,023,792.36				5,889,023,792.36
Other payables	367,760,537.78				367,760,537.78
Long-term loans and borrowings	2,446,998,530.99	3,299,422,908.25	1,059,727,985.62	699,014,468.49	7,505,163,893.35
Long-term payables	1,877,456,915.62	1,388,087,766.25	106,843,430.70		3,372,388,112.57
Derivative financial liabilities	505,150.00				505,150.00
Total	20,506,291,652.76	4,687,510,674.50	1,166,571,416.32	699,014,468.49	27,059,388,212.07

XI. FAIR VALUE DISCLOSURE

1. Closing Fair Value of Assets and Liabilities Measured at Fair Value

Unit: Yuan

	Closing fair value			
Items	Fair value measurement at level 1	Fair value measurement at level 2	Fair value measurement at level 3	Total
I. Recurring fair value measurement				
(2) Other debt investments			274,917,710.78	274,917,710.78
(3) Other equity instrument investments	22,644,160.42		33,364,932.84	56,009,093.26
II. Non-recurring fair value measurement				

2. Basis for determining market price of recurring or non-recurring fair value measurement items at level 1

Not applicable.

3. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 2

Not applicable.

4. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 3

Not applicable.

5. Reconciliation information between opening and closing carrying amount and sensitivity analysis of unobservable parameters for recurring o fair value measurement items at level 3

Unit: Yuan

	1 January 2020	Additions	Disposals	Settlement	Transfer into Level 3	Transfer out of Level 3	Total gains or losses for the period: Gains or losses recognized in profit or loss for the period (a)	Total gains or losses for the period: Gains or losses recognized in other comprehensive income	31 December 2020	Changes in unrealized gains or losses included in profit or loss for assets held at 31 December 2020 – profit or loss from changes of fair value
Financial assets										
Receivables financing – Bills receivable	545,644,539.79	274,917,710.78		-545,644,539.79					274,917,710.78	
Other equity instrument investment – Non-public offering equity instruments	171,226,928.79		-112,500,000.00					-25,361,995.95	33,364,932.84	
Total financial assets	716,871,468.58	274,917,710.78	-112,500,000.00	-545,644,539.79				-25,361,995.95	308,282,643.62	

6. Transfer among levels occurred during the period for recurring o fair value measurement items, reason for the conversion and policy for determination of the time point of the conversion

Not applicable.

7. Changes of valuation techniques and its reason during this period

Not applicable.

8. Details of fair value of financial assets and financial liabilities not measured at fair value

Not applicable.

9. Others

Assets and liabilities not measured at fair value but with fair value disclosed

The Group's financial assets and liabilities measured at amortised cost mainly include receivables, other receivables, short-term borrowings, payables, other payables, long-term borrowings and long-term payables.

The carrying value of Group's financial assets and financial liabilities not measured at fair value is approximate to its fair value.

The fair values of long-term borrowings and long-term payables are determined based on the present value of the contractually determined future cash flows discounted by reference to the rate of interest of comparable credit level applied at markets and providing substantially the same cash flows on the same terms, and are within level 3 of the fair value hierarchy.

XII. RELATED PARTIES AND RELATED PARTY TRANSACTION

1. Parent company of the Company

Name of parent company	Place of registration	Nature of business	Registered capital (RMB Yuan)	Shareholding of the parent company in the Company	Percentage of voting right of the parent company in the Company
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Kunming	Corporate headquarters management	17,342,019,638.00	35.48%	35.48%

The information on the parent company of the Company

The ultimate controlling party of the Company is Aluminum Corporation of China.

Other explanation: Nil.

2. Subsidiaries of the Company

Details of the subsidiaries of the Company are set out in the Note V.

3. Details of joint ventures and associates of the Company

Particulars of the Company's significant joint ventures or associates are set out in the Note V.

Other joint ventures or associates that have related party transactions with the Company during the current period or have balance formed by related party transactions with the Company in the previous period are as follows:

Name of joint venture or associate	Relationship with the Company
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	Associate
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Associate
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Associate
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Associate
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Associate

Other explanation:

4. Other related parties

Name of other related parties	Relationship between other related parties and the Company
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Controlled by the same parent company
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Controlled by the same parent company
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Controlled by the same parent company
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Controlled by the same parent company
Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	Controlled by the same parent company
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Controlled by the same parent company
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	Controlled by the same parent company
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station(雲南省有色金屬及製品質量監督檢驗站)	Controlled by the same parent company
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Controlled by the same parent company
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Controlled by the same parent company
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Controlled by the same parent company
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Controlled by the same parent company
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Controlled by the same parent company
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Controlled by the same parent company
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	Controlled by the same parent company
Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)	Controlled by the same parent company
Yiliang Chihong Mining Co., Ltd. (彝良馳宏礦業有限公司)	Controlled by the same parent company

Name of other related parties	Relationship between other related parties and the Company
Kunming Huixie Digital Technology Co., Ltd. (昆明仁達工業自動化有限公司)	Controlled by the same parent company
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Controlled by the same parent company
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Under common control of Chinalco
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Under common control of Chinalco
China Nonferrous Metals Changsha Survey and Design Institute and Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Under common control of Chinalco
Aluminum Corporation of China Limited (中國鋁業股份有限公司)	Under common control of Chinalco
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Under common control of Chinalco
China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	Under common control of Chinalco
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Under common control of Chinalco
Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	Under common control of Chinalco
Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	Under common control of Chinalco
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Under common control of Chinalco
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Under common control of Chinalco
Chinalco Insurance Brokers (Beijing) Co., Ltd. (中鋁保險經紀(北京)股份有限公司)	Under common control of Chinalco
China Aluminum International (Tianjin) Construction Co., Ltd. (中鋁國際(天津)建設有限公司)	Under common control of Chinalco
China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	Under common control of Chinalco
Chalieco Shandong Trading Co., Ltd. (中鋁國際山東化工有限公司)	Under common control of Chinalco
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Under common control of Chinalco
Chalco Shandong Company Limited (中鋁山東有限公司)	Under common control of Chinalco
Chalco Shanxi New Material Company Limited (中鋁山西新材料有限公司)	Under common control of Chinalco
Chalco Shanxi Aluminum Co., Ltd.(中鋁山西鋁業有限公司)	Under common control of Chinalco
Chinalco Tendering Co., Ltd. (中鋁招標有限公司)	Under common control of Chinalco
Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	Under common control of Chinalco
Chinalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Under common control of Chinalco
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Under common control of Chinalco
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Under common control of Chinalco
The Middle International Inland Port of China Aluminum Logistics Group Ltd(中鋁物流集團中部國際陸港有限公司)	Under common control of Chinalco
Chalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)	Under common control of Chinalco
China Aluminum Logistics Group Chongqing Co., Ltd. (中鋁物流集團重慶有限公司)	Under common control of Chinalco
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Under common control of Chinalco
Chalco Ruimin Co., Ltd. (中鋁瑞閩股份有限公司)	Under common control of Chinalco
Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	Under common control of Chinalco
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Under common control of Chinalco
Chinalco-SWA Co., Ltd. (中鋁西南鋁板帶有限公司)	Under common control of Chinalco
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	Under common control of Chinalco
Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	Under common control of Chinalco
Jiuye Construction Co., Ltd. (九冶建設有限公司)	Under common control of Chinalco
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Under common control of Chinalco
Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	Under common control of Chinalco
Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	Under common control of Chinalco
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Under common control of Chinalco
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	Under common control of Chinalco
Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	Under common control of Chinalco
Shandong Aluminum Company Limited (山東鋁業有限公司)	Under common control of Chinalco
Jinlv Installation Company (山西中鋁工業服務有限公司)	Under common control of Chinalco
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Under common control of Chinalco
Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	Under common control of Chinalco
Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	Under common control of Chinalco
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Under common control of Chinalco
Shenyang Boyu Technology Co., Ltd. (瀋陽博宇科技有限責任公司)	Under common control of Chinalco
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Under common control of Chinalco
Henan Chalco Equipment Co. Ltd. (河南中鋁裝備有限公司)	Under common control of Chinalco
Henan Huahui Nonferrous Engineering Design Co., Ltd. (河南華慧有色工程設計有限公司)	Under common control of Chinalco
Henan Changxing Industrial Co., Ltd. (河南長興實業有限公司)	Under common control of Chinalco
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Under common control of Chinalco
Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	Under common control of Chinalco
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Under common control of Chinalco
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Under common control of Chinalco
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Under common control of Chinalco
Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	Under common control of Chinalco
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Under common control of Chinalco
Zunyi Aluminum Company Limited (遵義鋁業股份有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	Under common control of Chinalco
Chongqing Chalco Huaxi Aluminum Co., Ltd. (重慶中鋁華西鋁業有限公司)	Under common control of Chinalco
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Under common control of Chinalco
Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	Under common control of Chinalco
China Copper Industry Co., Ltd. (中國銅業有限公司)	Under common control of Chinalco
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd.(中國鋁業鄭州有色金屬研究院有限公司)	Under common control of Chinalco
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	Under common control of Chinalco
Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	Under common control of Chinalco
Chinalco Materials Application Research Institute Co., Ltd. (中鋁材料應用研究院有限公司)	Under common control of Chinalco
Chalco Logistics Group Inner Mongolia Co., Ltd. (中鋁物流集團內蒙古有限公司)	Under common control of Chinalco
Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	Under common control of Chinalco
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Under common control of Chinalco
Yunnan Yuntong Zinc Co., Ltd. (雲南雲銅鋅業股份有限公司)	Under common control of Chinalco
Yunnan Metallurgical Jinshui Yunbo Vehicle Service Co., Ltd. (雲南冶金金水雲泊車輛服務有限公司)	Under common control of Chinalco
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Under common control of Chinalco
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Under common control of Chinalco
Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)	Under common control of Chinalco
Yunnan Copper Industry (Group) Co., Ltd. (雲南銅業(集團)有限公司)	Under common control of Chinalco
Shandong Huayu Alloy Material Co., Ltd. (山東華宇合金材料有限公司)	Under common control of Chinalco
Yinguang Garment Factory of Shandong Aluminum Company Limited (山東鋁業有限公司銀光服裝廠)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Shanxi Aluminum Industry & Trade Co., Ltd. (山西鋁廠工貿有限公司)	Under common control of Chinalco
Guangxi Huayin Aluminum Industry Co., Ltd. (廣西華銀鋁業有限公司)	Under common control of Chinalco
Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	Under common control of Chinalco
Henan LiuYe Trade Co., Ltd. (河南六冶貿易有限公司)	Under common control of Chinalco
Henan Great Wall Information&Technology Co., Ltd (河南長城信息技術有限公司)	Under common control of Chinalco
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Under common control of Chinalco
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Under common control of Chinalco
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Under common control of Chinalco
Guizhou Huaren New Material Co., Ltd. (貴州華仁新材料有限公司)	Under common control of Chinalco
Guizhou Huajin Aluminum Co., Ltd. (貴州華錦鋁業有限公司)	Under common control of Chinalco
Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	Under common control of Chinalco
Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)	Under common control of Chinalco
China Aluminum Great Wall Construction Company Limited (中鋁長城建設有限公司)	Under common control of Chinalco
Guiyang Aluminum Magnesium Design & Research Institute Engineering Contract Company Limited (貴陽鋁鎂設計研究院工程承包有限公司)	Under common control of Chinalco
Guangxi Chalco Industry Services Company Limited (廣西中鋁工業服務有限公司)	Under common control of Chinalco
Yunnan Metallurgical Import & Export Logistics Company Limited (雲南冶金進出口物流股份有限公司)	Controlled by the same parent company
Beijing Chalco United Property Management Company Limited (北京中鋁聯合物業管理有限公司)	Under common control of Chinalco
Guizhou Aluminum Co., Ltd. (貴州鋁廠有限責任公司)	Under common control of Chinalco
Chalco New Materials Company Limited (中鋁新材料有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Chinalco Logistics Group Northwest International Land Port Co., Ltd. (中鋁物流集團西北國際陸港有限公司)	Under common control of Chinalco
Guangxi Huasheng New Materials Company Limited (廣西華昇新材料有限公司)	Under common control of Chinalco
New Barag Right Banner Rongda Mining Company Limited (新巴爾虎右旗榮達礦業有限責任公司)	Controlled by the same parent company
Yunnan Jinding Zinc Industry Company Limited (雲南金鼎鋅業有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	Under common control of Chinalco
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司) *(Note 1)*	Controlled by the same parent company

Other explanation:

Note 1: The deregistration and liquidation of Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司) was completed on 23 December 2020.

5. **Details of related party transactions**

(1) Related party transactions of purchase and sale of goods, provision and acceptance of labour services

Purchase of goods/Acceptance of labour services

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	Purchase of goods	6,384,999,272.95	7,381,415,900.00	No	3,879,345,511.22
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Acceptance of labour services	994,909.19	3,475,500.00	No	1,095,904.36
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Purchase of goods	6,302,067,383.81	6,511,914,600.00	No	6,250,647,190.41
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Acceptance of labour services	1,361,016,809.11	1,287,529,400.00	Yes	1,888,896,279.86
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Purchase of goods	160,029,543.18	486,725,700.00	No	4,446,523.99
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Purchase of goods	862,212,250.90	1,758,216,300.00	No	652,306,864.34
Guizhou Huajin Aluminum Co., Ltd. (貴州華錦鋁業有限公司)	Purchase of goods	736,678,450.56	824,601,800.00	No	197,981,039.41
Guangxi Hualei New Materials Company Limited (廣西華磊新材料有限公司)	Purchase of goods	208,095,248.50	198,107,200.00	Yes	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Purchase of goods	137,179,448.92	179,139,600.00	No	139,399,064.07
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Acceptance of labour services	128,584,019.40	299,950,000.00	No	7,795,416.79
Chalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)(including its subsidiaries)	Acceptance of labour services	157,037,370.47	357,165,100.00	No	96,001,569.11
Aluminum Corporation of China Limited (中國鋁業股份有限公司)	Purchase of goods	104,038,153.27	206,465,100.00	No	8,506,298.06
Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	Acceptance of labour services	99,538,004.00		Yes	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Acceptance of labour services	86,374,558.86	73,711,900.00	Yes	
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Purchase of goods				12,163,032.43
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	Acceptance of labour services	65,648,662.58	91,139,900.00	No	36,007,547.28
Jiuye Construction Co., Ltd. (九冶建設有限公司)	Acceptance of labour services	43,220,577.34	62,508,300.00	No	
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Acceptance of labour services	193,553.21		Yes	16,462,327.31
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Purchase of goods	46,675,630.17	53,125,300.00	No	
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Purchase of goods	46,787,421.69	51,316,200.00	No	
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Purchase of electrolytic aluminum indicator				799,566,037.39
Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)	Acceptance of labour services	43,785,758.73	14,863,900.00	Yes	
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd (貴州順安機電設備有限公司)	Purchase of goods	40,678,847.75	70,298,600.00	No	56,787.74
China Aluminum International (Tianjin) Construction Co., Ltd. (中鋁國際(天津)建設有限公司)	Acceptance of labour services	36,289,158.39	34,000,000.00	No	
Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	Purchase of goods	35,770,949.03	34,535,400.00	Yes	25,486,725.66
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	Acceptance of labour services	16,693,924.16		Yes	
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	Purchase of goods	15,692,567.70	33,415,200.00	No	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Acceptance of labour services	3,381,138.35	7,740,700.00	No	6,941,141.24
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Purchase of goods	27,984,208.29	38,896,300.00	No	16,222,468.62
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Purchase of goods	27,442,974.52	25,418,600.00	Yes	8,093,820.52
Chalco Shandong Company Limited (中鋁山東有限公司)	Purchase of goods	25,853,679.61	58,622,100.00	No	34,868,918.93
Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	Purchase of goods	22,884,550.34	31,530,200.00	No	47,241,375.70
Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	Purchase of goods	21,238,938.00	31,858,400.00	No	
China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Acceptance of labour services	20,570,007.84	22,203,800.00	No	5,406,310.98
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Acceptance of labour services	19,545,172.64	106,653,900.00	No	400,000.00
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Acceptance of labour services	6,550,581.57	2,035,400.00	Yes	4,496,506.42
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Purchase of goods	11,460,757.97	30,309,700.00	No	15,681,649.48
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Acceptance of labour services	17,139,614.79	48,000,000.00	No	13,637,686.93
Jinlv Installation Company (山西中鋁工業服務有限公司)	Acceptance of labour services	1,430,842.48	8,060,000.00	No	2,021,697.29
Jinlv Installation Company (山西中鋁工業服務有限公司)	Purchase of goods	7,787,227.52		Yes	
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Acceptance of labour services				1,103,913.79
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Purchase of goods	12,562,574.71	111,938,100.00	No	39,144,230.82
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Purchase of goods	11,697,797.10	35,594,700.00	No	9,250,575.88

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Acceptance of labour services	6,513,294.89	24,911,500.00	No	
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Purchase of goods	5,154,367.62	955,800.00	Yes	
Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	Purchase of goods	10,878,851.03	14,651,700.00	No	
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Acceptance of labour services	9,967,970.38	24,378,000.00	No	8,828,113.19
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Purchase of goods	754,716.98		Yes	
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Acceptance of labour services	10,149,747.42		Yes	
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Acceptance of labour services	1,320,873.92		Yes	517,381.11
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Purchase of goods	7,436,282.14	33,838,100.00	No	268,672,222.31
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Acceptance of labour services		4,000,000.00	No	1,777,231.87
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Purchase of goods	8,477,069.06	15,867,900.00	No	1,387,775.13
Henan Huahui Nonferrous Engineering Design Co., Ltd. (河南華慧有色工程設計有限公司)	Acceptance of labour services	7,761,769.91	5,140,000.00	Yes	
Shandong Aluminum Company Limited (山東鋁業有限公司)	Acceptance of labour services	251,580.66	2,000,000.00	No	6,509.44
Shandong Aluminum Company Limited (山東鋁業有限公司)	Purchase of goods	7,081,443.11	61,561,500.00	No	1,577,737.30
China Aluminum Great Wall Construction Company Limited (中鋁長城建設有限公司)	Acceptance of labour services	7,307,407.26		Yes	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Acceptance of labour services				2,210.00
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Purchase of goods	7,104,380.50	6,730,100.00	Yes	77,876.11
Chalieco Shandong Trading Co., Ltd. (中鋁國際山東化工有限公司)	Purchase of goods	5,377,521.23		Yes	
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Acceptance of labour services	5,201,502.57	25,914,500.00	No	6,844,936.41
China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	Acceptance of labour services	4,640,425.81	7,339,400.00	No	
China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	Purchase of goods	276,412.04		Yes	
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Acceptance of labour services	4,555,241.64	3,979,400.00	Yes	2,752,267.72
Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	Acceptance of labour services	4,541,981.11	2,745,500.00	No	
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Acceptance of labour services	309,929.35	5,424,500.00	No	
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Acceptance of labour services	1,423,476.09		Yes	
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Purchase of goods	2,112,137.12	2,076,600.00	Yes	265,486.73
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Acceptance of labour services	2,478,906.79	1,733,500.00	No	1,550,188.35
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Purchase of goods	158,597.13		Yes	
Chinalco Insurance Brokers (Beijing) Co., Ltd. (中鋁保險經紀(北京)股份有限公司)	Acceptance of labour services	2,632,765.34	5,810,000.00	No	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Purchase of goods	2,314,660.20	2,654,900.00	No	1,142,318.89
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Acceptance of labour services	472,358.48	1,516,300.00	No	1,388,442.92
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Purchase of goods	781,205.54	1,438,500.00	No	1,064,425.31
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Purchase of goods	1,887,297.16	4,524,800.00	No	1,582,441.18
China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	Acceptance of labour services	1,507,547.17	9,015,100.00	No	
Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	Purchase of goods	1,333,451.33	2,000,000.00	No	583,977.72
Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	Acceptance of labour services	1,130,995.23		Yes	
Henan Changxing Industrial Co., Ltd. (河南長興實業有限公司)	Purchase of goods	904,318.60	1,500,000.00	No	1,573,123.88
Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	Purchase of goods	875,709.82	354,000.00	Yes	96,275.08
Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	Acceptance of labour services	731,698.12	767,800.00	No	
Zunyi Aluminum Company Limited (遵義鋁業股份有限公司)	Purchase of goods	559,513.27		Yes	
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Acceptance of labour services	473,527.53	2,924,500.00	No	2,781,643.87
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Acceptance of labour services	379,262.72	3,353,900.00	No	142,582.52
Chinalco Materials Application Research Institute Co., Ltd. (中鋁材料應用研究院有限公司)	Acceptance of labour services	188,679.25	1,132,100.00	No	188,679.24
Shenyang Boyu Technology Co., Ltd. (瀋陽博宇科技有限責任公司)	Purchase of goods	329,203.54	1,000,000.00	No	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Guiyang Aluminum Magnesium Design & Research Institute Engineering Contract Company Limited (貴陽鋁鎂設計研究院工程承包有限公司)	Purchase of goods	288,679.24		Yes	
Guangxi Chalco Industry Services Company Limited (廣西中鋁工業服務有限公司)	Acceptance of labour services	84,905.66	85,000.00	No	
Henan Chalco Equipment Co. Ltd. (河南中鋁裝備有限公司)	Purchase of goods	67,168.14	1,531,000.00	No	
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Acceptance of labour services	62,140.75	566,000.00	No	133,835.10
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Acceptance of labour services	58,514.90	128,700.00	No	311,351.88
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Purchase of goods				142,336.28
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Purchase of goods	51,804.75	7,103,600.00	No	1,929,501.42
Chinalco Tendering Co., Ltd. (中鋁招標有限公司)	Acceptance of labour services	25,195.28		Yes	2,830.19
Yunnan Metallurgical Import & Export Logistics Company Limited (雲南冶金進出口物流股份有限公司)	Purchase of goods	24,313.82		Yes	
Beijing Chalco United Property Management Company Limited (北京中鋁聯合物業管理有限公司)	Acceptance of labour services	1,861.00		Yes	
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Purchase of goods		287,610,600.00	No	145,664,553.21
Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	Purchase of goods		413,900.00	No	6,348,246.61
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Acceptance of labour services		20,026,100.00	No	4,916,509.30
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Acceptance of labour services				4,478,413.26
Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Purchase of goods				3,337,113.76

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Purchase of goods				2,403,753.30
Henan LiuYe Trade Co., Ltd. (河南六冶貿易有限公司)	Purchase of goods		2,200,000.00	No	1,945,116.99
Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	Acceptance of labour services				1,608,161.91
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	Purchase of goods				1,351,047.16
Guizhou Huaren New Material Co., Ltd. (貴州華仁新材料有限公司)	Purchase of goods		3,500,000.00		1,185,492.71
Henan Great Wall Information&Technology Co.,Ltd (河南長城信息技術有限公司)	Purchase of goods				612,068.99
Yinguang Garment Factory of Shandong Aluminum Company Limited (山東鋁業有限公司銀光服裝廠)	Purchase of goods				292,490.62
Shandong Huayu Alloy Material Co., Ltd. (山東華宇合金材料有限公司)	Acceptance of labour services				189,516.04
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	Acceptance of labour services		150,000.00	No	151,184.07
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Acceptance of labour services				98,884.89
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	Acceptance of labour services		1,071,100.00	No	85,707.52
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Acceptance of labour services				81,737.93
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Purchase of goods				69,079.26
Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)	Purchase of goods				55,088.50
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Acceptance of labour services				30,471.70

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Purchase of goods		74,200.00	No	11,681.42
Guizhou Aluminum Co., Ltd. (貴州鋁廠有限責任公司)	Acceptance of labour services				4,454.72
Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	Acceptance of labour services		37,590,500.00	No	2,642.20
Yunnan Metallurgical Jinshui Yunbo Vehicle Service Co., Ltd. (雲南冶金金水雲泊車輛服務有限公司)	Acceptance of labour services				2,477.07
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Purchase of goods				2,207.54
Yunnan Copper Industry (Group) Co., Ltd. (雲南銅業(集團)有限公司)	Acceptance of labour services				1,710.00
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Acceptance of labour services				943.40
Total		17,496,215,201.19	21,214,773,400.00		14,702,915,861.25

Sales of goods/provision of services

Unit: Yuan

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Sale of goods	3,350,176,320.22	3,507,604,754.66
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Sale of goods	3,065,040,728.44	1,993,525,090.81
Chalco Ruimin Co., Ltd. (中鋁瑞閩股份有限公司)	Sale of goods	1,224,378,873.11	101,127,703.03
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Sale of goods	179,267,574.53	
Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	Sale of goods	150,021,895.02	66,231,562.59
Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	Sale of goods	57,789,257.53	38,339,078.08
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Sale of goods	55,152,144.19	75,854,224.02
Chinalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Sale of goods	54,347,548.47	33,505,788.49
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Sale of goods	23,732,069.70	11,898,905.25
Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	Sale of goods	21,804,734.74	
Chinalco-SWA Co., Ltd. (中鋁西南鋁板帶有限公司)	Sale of goods	9,048,438.25	
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Sale of goods	3,926,018.63	174,530.47
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Rendering of services	3,896,226.42	
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Sale of goods	21,642.17	93,879,593.66
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Sale of goods	2,597,061.09	
Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	Sale of goods	2,310,184.48	5,643,235.82
Chalco Shanxi New Material Company Limited (中鋁山西新材料有限公司)	Rendering of services	1,736,559.07	

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Rendering of services	1,658,122.65	28,084.13
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Rendering of services	47,169.81	
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Sale of goods	1,495,193.11	
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Sale of goods	1,168,141.59	
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Sale of goods	1,141,399.08	
Chongqing Chalco Huaxi Aluminum Co., Ltd. (重慶中鋁華西鋁業有限公司)	Sale of goods	772,254.35	9,396,424.51
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Sale of goods	578,427.01	
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Sale of goods	550,592.59	
Chalco New Materials Company Limited (中鋁新材料有限公司)	Sale of goods	483,468.98	
Yunnan Yuntong Zinc Co., Ltd. (雲南雲銅鋅業股份有限公司)	Sale of goods	449,139.19	5,895,265.46
Chinalco Logistics Group Northwest International Land Port Co., Ltd. (中鋁物流集團西北國際陸港有限公司)	Rendering of services	406,815.10	
Jiuye Construction Co., Ltd. (九冶建設有限公司)	Sale of goods	406,696.30	
Guangxi Huasheng New Materials Company Limited (廣西華昇新材料有限公司)	Rendering of services	212,169.81	
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Rendering of services	96,954.21	
China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Sale of goods	73,163.78	
Aluminum Corporation of China Limited (中國鋁業股份有限公司)	Sale of goods	63,716.81	
New Barag Right Banner Rongda Mining Company Limited (新巴爾虎右旗榮達礦業有限責任公司)	Sale of goods	59,938.05	
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Rendering of services	45,643.58	83,910.80

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Sale of goods	34,221.45	
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Rendering of services	28,458.78	120,700.03
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Sale of goods	4,442.69	473,846,865.64
Guizhou Shunan Electro-Mechanical Electromechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Rendering of services	30,393.12	
Guizhou Shunan Electro-Mechanical Electromechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Sale of goods	1,064.55	
Chalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)	Rendering of services	27,312.81	192,475.68
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Sale of goods	25,802.79	
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	Sale of goods	20,234.59	
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Sale of goods	11,517.41	2,684.54
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Rendering of services	11,162.24	
Yunnan Jinding Zinc Industry Company Limited (雲南金鼎鋅業有限公司)	Sale of goods	4,311.50	
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Sale of goods	2,835.69	2,641.54
Jinlv Installation Company (山西中鋁工業服務有限公司)	Sale of goods	1,792.46	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Sale of goods	1,668.05	1,467.53
Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	Sale of goods		138,056,659.95
Yunnan Wenshan Dounan Manganese Industry Stock Co., Ltd. (雲南文山斗南錳業股份有限公司)	Sale of goods		1,099,531.33
Yunnan Metallurgy Resources Ltd. (雲南冶金資源股份有限公司)	Sale of goods		14,816.28
China Copper Industry Co., Ltd. (中國銅業有限公司)	Sale of goods		1,646.23
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Sale of goods		3,976.72

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Rendering of services		3,207.54
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Rendering of services		521.70
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Sale of goods		2,000.66
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Rendering of services		3,854.72
Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)	Rendering of services		1,358.49
Total		8,215,161,500.19	6,556,542,560.36

(2) ***Details of related entrusted management/contracting and entrusted management/outsourcing***

Not applicable.

(3) Details of related party leases

The Company as lessor:

Unit: Yuan

Name of lessee	Type of leased assets	Lease income recognised in the current period	Lease income recognised in the previous period
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	Buildings	342,087.69	977,005.71
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Buildings		446.89
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Buildings		8,075.56
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Buildings		339.62
Total		342,087.69	985,867.78

The Company as lessee:

Unit: Yuan

Name of lessor	Type of leased assets	Lease expenses recognised in the current period	Lease expenses recognised in the previous period
Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	Buildings	4,177,740.90	6,352,716.58
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Recycling bag	2,469,020.58	
Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	Buildings and lands		2,349,517.06
Total		6,646,761.48	8,702,233.64

Description of related lease

(4) Details of related party guarantees

Not applicable.

(5) Related party borrowings

Not applicable.

(6) Details of asset transfer and debt restructuring of related parties

Not applicable.

(7) Remuneration of key management personnel

Unit: Yuan

Items	Amount for the period	Amount for the previous period
Key management personnel remuneration	10,487,100.00	8,903,881.47

(8) Other related parties transactions

A. Finance lease and loans to related parties

Unit: Yuan

Related parties	Items	Opening balance	Borrowed during the year	Repaid during the year	Closing balance	Interest paid and handling fees during the year
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Short-term loans and borrowings	825,000,000.00	400,000,000.00	1,225,000,000.00		7,308,044.46
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Long-term loans and borrowings	67,000,000.00		67,000,000.00		772,177.08
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Short-term loans and borrowings		555,000,000.00		555,000,000.00	12,688,000.00
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Long-term loans and borrowings		1,530,000,000.00	2,000,000.00	1,528,000,000.00	18,397,059.52
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Finance lease	102,538,370.72		49,956,292.11	52,582,078.61	4,330,971.80
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	Finance lease	372,460,529.80		234,606,738.19	137,853,791.61	14,450,163.95

B. Deposits from related parties

Unit: Yuan

Related parties	Opening balance of deposits	Increase during the year	Decrease during the year	Closing balance of deposits	Interest income for the year
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	159,520,635.21	26,946,178,646.43	27,105,699,281.64		1,930,241.94
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)		50,665,676,091.21	50,414,152,555.15	251,523,536.06	5,721,596.05

C. Bills between related parties

Unit: Yuan

Related parties	Items	Opening/ discounted bills during the year	Interest and commission expenses
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Bills issued	750,000,000.00	1,125,000.00
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Discounted bills	300,000,000.00	9,009,000.00
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Bills issued	276,500,000.00	3,066.04
Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)	Discounted bills	270,000,000.00	3,631,072.23

6. Receivables and payables of related parties

(1) Receivables

Unit: Yuan

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Receivables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	22,615,690.90		22,895,101.28	
Receivables	Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	15,588,946.61		7,052,367.51	
Receivables	Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	7,926,361.68	5,000.00	50,000.00	5,000.00
Receivables	Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	1,799,020.81			
Receivables	Chinalco-SWA Co., Ltd. (中鋁西南鋁板帶有限公司)	876,210.03			
Receivables	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	624,771.15		505,789.15	
Receivables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	208,000.00		208,000.00	
Receivables	Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	170,515.01			
Receivables	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	48,104.79			
Receivables	Yunnan Metallurgical Group Renda Computer Co., Ltd.(雲南冶金仁達信息科技產業有限公司)	101,939.20			
Receivables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)			1,109,472.61	509,472.61

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Receivables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)			2,164,864.45	
Receivables	Yunnan Huineng Power Sales Co., Ltd (雲南慧能售電股份有限公司)			2,447.28	
Receivables	China Copper Industry Co., Ltd. (中國銅業有限公司)			1,745.00	
	Total	49,959,560.18	5,000.00	33,989,787.28	514,472.61
Prepayments	Guangxi Huayin Aluminum Co., Ltd (廣西華銀鋁業有限公司)	2,725,724.80		1,707,338.71	
Prepayments	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	1,992,068.00	1,992,068.00	1,992,068.00	
Prepayments	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	1,001,419.26			
Prepayments	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	815,640.85		8,530,075.49	
Prepayments	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	120,000.00			
Prepayments	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	107,154.80			
Prepayments	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	100,000.00			
Prepayments	Yunnan Huineng Power Sales Co., Ltd (雲南慧能售電股份有限公司)	15,897.02			
Prepayments	Chalco Materials Co., Ltd. (中鋁物資有限公司)			7,089,759.12	
Prepayments	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)			1,378,788.06	

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Prepayments	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)			954,142.73	
Prepayments	Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)			453,787.50	
Prepayments	Guizhou Huaren New Material Co., Ltd. (貴州華仁新材料有限公司)			19,625.73	
Prepayments	Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)			31,104.16	
Total		6,877,904.73	1,992,068.00	22,156,689.50	
Other receivables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司) *(Note 2)*	34,000,000.00	18,629,365.64	40,000,000.00	18,629,365.64
Other receivables	Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	11,104,029.80		50,737,949.00	
Other receivables	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)	4,743,750.91		3,512,224.46	
Other receivables	Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	960,000.00	960,000.00	960,000.00	
Other receivables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)	463,224.97	463,224.97	463,224.97	463,224.97
Other receivables	Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	79,140.00	23,742.00	79,140.00	23,742.00
Other receivables	Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	50,000.00		50,000.00	
Other receivables	Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	50,000.00		50,000.00	
Other receivables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	10,578.00			
Other receivables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)			5,067,893.98	
Other receivables	Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)			316,560.45	
Other receivables	Chinalco Tendering Co., Ltd. (中鋁招標有限公司)			200,000.00	

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other receivables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)			128,640.69	
Other receivables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)			44,212.20	
Other receivables	Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)			3,033.53	
	Total	51,460,723.68	20,076,332.61	101,612,879.28	19,116,332.61
Other current assets	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	7,000,000.00			
	Total	7,000,000.00			
Other non-current assets	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	14,126,872.77			
Other non-current assets	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	14,000,000.00		21,000,000.00	
Other non-current assets	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	10,000,000.00		10,000,000.00	
Other non-current assets	Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	3,810,967.10			
Other non-current assets	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	3,530,677.74		99,434.99	
Other non-current assets	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	1,890,000.00		1,890,000.00	
Other non-current assets	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	1,119,845.00			

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other non-current assets	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	931,622.50		982,622.50	
Other non-current assets	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	447,043.79			
Other non-current assets	Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	319,996.80			
Other non-current assets	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	50,000.00		50,000.00	
Other non-current assets	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)			39,805,531.76	
Other non-current assets	Kunming Jin'ou Engineering Cost Consulting and Evaluation Co., Ltd. (昆明金甌工程造價諮詢評估有限公司)			1,696,039.56	
	Total	50,227,025.70		75,523,628.81	

(2) Payables

Unit: Yuan

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	1,073,897,838.43	555,089,275.80
Payables	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	959,823,174.06	487,140,314.49
Payables	China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	45,196,235.48	8,302,261.80
Payables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	39,319,794.88	32,060,592.85
Payables	Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	24,638,631.81	
Payables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	24,311,801.87	9,904,379.98
Payables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)	22,777,679.99	6,210,986.80
Payables	China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	21,364,175.84	2,463,489.71
Payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	15,477,757.54	13,727,043.90
Payables	Jiuye Construction Co., Ltd. (九冶建設有限公司)	14,875,708.51	3,068,712.12
Payables	China Aluminum International (Tianjin) Construction Co., Ltd. (中鋁國際(天津)建設有限公司)	14,036,468.82	
Payables	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	13,235,814.27	2,642,022.50
Payables	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	12,707,017.04	
Payables	Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)	12,231,592.02	
Payables	Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	12,048,000.00	
Payables	Do-Fluoride Chemicals Co., Ltd. (多氟多化工股份有限公司)	11,836,455.98	
Payables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	11,473,294.99	12,857,559.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	11,019,181.71	18,063,811.42
Payables	Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	10,403,270.78	
Payables	Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	9,653,611.42	2,295,407.16
Payables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	8,803,895.93	12,372,225.41
Payables	China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	8,470,688.02	5,477,243.27
Payables	Henan Huahui Nonferrous Engineering Design Co., Ltd. (河南華慧有色工程設計有限公司)	7,800,000.00	
Payables	Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	7,143,640.67	3,135,200.00
Payables	China Aluminum Great Wall Construction Company Limited (中鋁長城建設有限公司)	6,730,235.88	
Payables	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	5,304,320.70	5,355,121.76
Payables	Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	4,910,558.62	5,789,725.66
Payables	Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	4,694,022.42	
Payables	Chalco Materials Co., Ltd. (中鋁物資有限公司)	4,069,735.25	5,763,177.29
Payables	China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	3,246,609.61	
Payables	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	3,014,799.07	3,189,384.07
Payables	Jinlv Installation Company (山西中鋁工業服務有限公司)	2,835,047.78	402,095.99
Payables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	2,829,070.89	18,253,221.80
Payables	Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	2,622,265.39	803,586.60
Payables	Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	2,595,680.00	2,235,412.89
Payables	China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	2,070,672.70	

Project Name	Related parties	Closing book balance	Opening book balance
Payables	China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	1,913,091.00	
Payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	1,910,938.24	2,375,000.00
Payables	Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	1,828,482.66	2,342,973.01
Payables	Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	1,684,685.01	
Payables	Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	1,426,962.50	
Payables	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	1,334,445.06	
Payables	Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	1,054,500.00	
Payables	Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	930,639.00	1,452,385.32
Payables	Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	844,107.99	
Payables	Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	643,474.34	2,415,342.70
Payables	Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	619,000.00	407,200.00
Payables	Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	584,725.00	512,500.00
Payables	Shandong Aluminum Company Limited (山東鋁業有限公司)	553,336.72	206,227.45
Payables	Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	380,252.82	160.00
Payables	Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	370,000.00	370,000.00
Payables	Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	344,537.53	
Payables	Chalieco Shandong Trading Co., Ltd. (中鋁國際山東化工有限公司)	335,694.69	
Payables	Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	316,812.18	114,872.98
Payables	Shenyang Boyu Technology Co., Ltd. (瀋陽博宇科技有限責任公司)	201,600.00	

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	181,722.30	726,889.20
Payables	Yunnan Metallurgical Hospital (雲南省冶金醫院)	149,800.00	305,000.00
Payables	Yunnan Tianye Chemical Co., Ltd. (雲南天冶化工有限公司)	148,669.69	
Payables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	140,000.00	140,000.00
Payables	Chinalco Insurance Brokers (Beijing) Co., Ltd. (中鋁保險經紀(北京)股份有限公司)	118,239.02	
Payables	Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	107,881.66	
Payables	Chalco Guizhou Industrial Service Co., Ltd. (中鋁貴州工業服務有限公司)	92,037.00	
Payables	Henan Changxing Industrial Co., Ltd. (河南長興實業有限公司)	75,221.25	1,277,630.00
Payables	Henan Chalco Equipment Co. Ltd. (河南中鋁裝備有限公司)	67,168.14	
Payables	Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	15,677.00	15,677.00
Payables	Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	14,500.00	358,582.20
Payables	Chalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)	12,364.93	
Payables	Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)		16,034,216.37
Payables	Shanxi Aluminum Industry & Trade Co., Ltd. (山西鋁廠工貿有限公司)		2,266,715.96
Payables	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)		1,118,319.50
Payables	Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)		832,189.22
Payables	The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)		659,053.45
Payables	Yunnan Jianshui Manganese Co., Ltd. (雲南建水錳礦有限責任公司)		527,233.72
Payables	Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)		348,840.00
Payables	Guangxi Huayin Aluminum Industry Co., Ltd. (廣西華銀鋁業有限公司)		335,219.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Chalco Shandong Company Limited (中鋁山東有限公司)		300,000.00
Payables	Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)		154,838.92
Payables	Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)		143,463.77
Payables	Yunnan Keenly New Material Co., Ltd. (雲南科力新材料股份有限公司)		108,620.69
Payables	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)		60,000.00
Payables	Kunming Huixie Digital Technology Co., Ltd. (昆明仁達工業自動化有限公司)		9,128.00
Payables	Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)		1,000.00
	Total	2,455,869,314.10	1,252,521,530.73
Contract liabilities	Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	787,742.85	
Contract liabilities	Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	51,738.82	
	Total	839,481.67	
Advance from customers	Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)		3,154,609.13
Advance from customers	Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)		56,044.50
	Total		3,210,653.63

Project Name	Related parties	Closing book balance	Opening book balance
Other payables	Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	2,032,320.85	
Other payables	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	765,775.36	
Other payables	Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司)	1,069,390.90	13,480,704.75
Other payables	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	660,134.07	
Other payables	Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	502,067.00	
Other payables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	416,932.50	1,497,574.84
Other payables	Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	346,000.00	
Other payables	Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	222,515.00	
Other payables	Yunnan Metallurgical Hospital(雲南省冶金醫院)	178,920.00	
Other payables	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	91,161.65	91,161.65
Other payables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	31,416.60	6,305,620.00
Other payables	Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	20,000.00	
Other payables	Jiuye Construction Co., Ltd. (九冶建設有限公司)	12,000.00	12,000.00
Other payables	Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	10,000.00	10,000.00
Other payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	10,000.00	10,000.00
Other payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	10,000.00	10,000.00
Other payables	Jinlv Installation Company (山西中鋁工業服務有限公司)	10,000.00	10,000.00
Other payables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	8,200.50	
Other payables	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	1,760.00	
Other payables	Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	1,600.00	

Project Name	Related parties	Closing book balance	Opening book balance
Other payables	Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	400,242.24	
Other payables	Yiliang Chihong Mining Co., Ltd. (彝良馳宏礦業有限公司)		68,013,500.00
Other payables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)		5,560,000.00
Other payables	Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)		844,108.00
Other payables	Yunnan Metallurgical Group Financial Co., Ltd. (雲南冶金集團財務有限公司)		293,600.70
Other payables	Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)		181,722.30
	Total	6,800,436.67	96,319,992.24
Non-current liabilities due within one year	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	111,370,089.87	240,999,394.88
Non-current liabilities due within one year	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	52,582,078.61	51,910,704.10
	Total	163,952,168.48	292,910,098.98
Long-term payables	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	26,483,701.74	119,719,973.30
Long-term payables	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)		56,663,823.74
	Total	26,483,701.74	176,383,797.04

7. **Commitments of related parties**

Commitments with related parties contracted for but not yet necessary to be recognised on the balance sheet are as follows:

Unit: Yuan

Purchase of equipment	31 December 2020	31 December 2019
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	68,167,228.74	46,535,296.92
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	32,814,234.20	32,400,000.00
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	12,308,800.00	
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	11,972,087.50	131,170.84
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	2,915,387.00	
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd.(瀋陽鋁鎂科技有限公司)	1,492,182.75	27,438,064.84
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	747,200.00	
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	336,810.80	
Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	300,000.00	
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	235,566.65	
Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	181,723.00	
Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)		3,313,274.34
Total	131,471,220.64	109,817,806.94

Unit: Yuan

Property leasing	31 December 2020	31 December 2019
Yunnan Metallurgical Group Co., Ltd.(雲南冶金集團股份有限公司)	2,299,992.00	2,299,992.00

XIII. SHARE-BASED PAYMENTS

1. **General information of share-based payment**

☐ Applicable ☑ Not applicable

2. **Equity-settled share-based payment**

☐ Applicable ☑ Not applicable

3. **Cash-settled share-based payment**

☐ Applicable ☑ Not applicable

4. **Amendment and termination of share-based payment**

Not applicable.

5. **Others**

Not applicable.

XIV. COMMITMENTS AND CONTINGENCIES

1. Significant commitments

Significant commitments existing as at the balance sheet date

1. Capital expenditure commitments

Capital expenditure commitments contracted for but not yet necessary to be recognised on the balance sheet

Unit: Yuan

Items	31 December 2020	31 December 2019
Property, plant and equipment	1,355,200,978.18	2,717,871,065.82

2. Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Unit: Yuan

Term	31 December 2020	31 December 2019
Within 1 year	3,403,832.54	2,299,992.00
1-2 years	2,614,237.38	
Total	6,018,069.92	2,299,992.00

2. Contingencies

(1) Significant contingencies existing as at the balance sheet date

Pending litigations

The Group is a defendant in certain lawsuits as well as the plaintiff in other proceedings arising in the ordinary course of business. While the outcomes of such lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

(2) It shall be stated that the Company has no significant contingency that needs to be disclosed:

The Company has no significant contingencies that need to be disclosed.

(3) Other information of information disclosure guidance requirements relating vehicle manufacturing

Not applicable.

3. Other

XV. EVENTS AFTER THE BALANCE SHEET DATE

Not applicable.

XVI. OTHER IMPORTANT MATTERS

1. Correction of previous accounting errors

Not applicable.

2. Debt Restructuring

Not applicable.

3. Asset swap

Not applicable.

4. Annuity plan

Not applicable.

5. Termination of operation

Not applicable.

6. Segment information

(1) Determination basis and accounting policies of reporting segments

The Group's reporting segments are business units that offer different products or services, or operate in different regions. As different businesses or regions require different technologies and marketing strategies, the Group separately manages the production and operation activities of each reporting segment and evaluates their operating results respectively, in order to make decisions about resources to be allocated to the segment and to assess its performance.

The Group has three reporting segments as follows:

A. The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Company's other subsidiaries and externally to customers outside the Company.

B. The primary aluminum segment, which consists of procuring alumina and other raw materials, auxiliary materials and electricity, smelting alumina to primary aluminum, and selling to external customers of the Company. This segment also includes the production and sale of carbon products, aluminum alloy and other electrolytic aluminum products.

C. Other operating segments include the provision of logistics services, re-export trading of alumina, production and sales of metal fuel cells, etc.

Inter-segment transfer prices are determined with reference to the prices adopted for sales made to third parties.

Assets are allocated based on the operations of the segment and the location of the assets. Liabilities are allocated based on the operations of the segment. Expenses indirectly attributable to each segment are allocated among the segments based on the proportion of revenue.

(2) Financial information of reporting segments

Unit: Yuan

Items	Alumina segment	Primary aluminum segment	Other operating segments	Inter-segment elimination	Total
Revenue	1,711,548,040.15	29,282,582,012.23	12,769,908,094.46	-14,190,937,331.23	29,573,100,815.61
Including: external transactions revenue	2,801,203.11	29,258,563,165.38	311,736,447.12		29,573,100,815.61
Inter-segment transaction revenue	1,708,746,837.04	24,018,846.85	12,458,171,647.34	-14,190,937,331.23	
Operating cost	1,760,783,096.19	25,554,814,531.82	12,209,570,115.49	-14,150,841,787.25	25,374,325,956.25
Total assets	8,670,508,133.56	32,511,747,953.22	14,534,819,606.91	-14,698,477,979.35	41,018,597,713.34
Total liabilities	5,758,718,346.01	14,242,520,151.16	10,848,223,274.51	-3,589,561,355.02	27,259,900,416.66

7. Other important transactions and matters affecting the decision-making of investors

Not applicable.

XVII. NOTES TO THE PARENT COMPANY'S FINANCIAL INFORMATION

1. Receivables

(1) Receivables disclosed by category

Unit: Yuan

Category	Closing balance					Opening balance				
	Book balance		Provision for bad debts			Book balance		Provision for bad debts		
	Amount	Percentage	Amount	Provision percentage	Carrying amount	Amount	Percentage	Amount	Provision percentage	Carrying amount
Receivable subject to separate assessment for bad debts provision	1,385,226,197.11	97.95%	9,781,127.43	0.71%	1,375,445,069.68	1,743,335,192.08	97.30%	5,993,178.82	0.34%	1,737,342,013.26
Including:										
Receivables for which bad debt is prepared based on group combination	29,034,143.02	2.05%	5,730,906.83	19.74%	23,303,236.19	48,337,121.92	2.70%	5,696,816.63	11.79%	42,640,305.29
Including:										
Total	1,414,260,340.13	100.00%	15,512,034.26	1.10%	1,398,748,305.87	1,791,672,314.00	100.00%	11,689,995.45	0.65%	1,779,982,318.55

Provision for bad debts on individual basis:

Unit: Yuan

Name	Closing balance			
	Book balance	Provision for bad debts	Percentage of provision	Reasons of provision
Company A	5,993,178.82	5,993,178.82	100.00%	Litigation, without clear progress, expected to be unrecoverable
Leaxin Aluminum (歷鑫鋁業)	3,787,948.61	3,787,948.61	100.00%	Litigation, without clear progress, expected to be unrecoverable
Total	9,781,127.43	9,781,127.43		

Provision for bad debts on group basis:

Unit: Yuan

Name	Book balance	Closing balance Provision for bad debts	Percentage of provision
Ageing within 1 year	23,482,398.84	208,705.69	0.89%
Aged 2 to 3 years	134,543.04	105,000.00	78.04%
Aged over 3 years	5,417,201.14	5,417,201.14	100.00%
Total	29,034,143.02	5,730,906.83	

Explanation of the basis for determining the portfolio:

The bad debt provision of receivables during the year amounted to RMB4,095,948.61, while the bad debt recovery or reversal of receivables during the year amounted to RMB273,909.80.

If the bad debt provision of receivables is made in accordance with the general model of expected credit losses, please disclose the relevant information of bad debt provision with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Ageing	Book balance
Within 1 year (inclusive)	1,402,799,960.17
2 to 3 years	6,043,178.82
Over 3 years	5,417,201.14
3 to 4 years	0.00
4 to 5 years	0.00
Over 5 years	5,417,201.14
Total	1,414,260,340.13

(2) Provision for bad debts made, recovered or reversed during the period

Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	Closing balance of receivables	Percentage of total receivables at the end of the period	Closing balance of bad debt provision
Total amount of top five receivables	1,396,293,180.53	98.73%	
Total	1,396,293,180.53	98.73%	

(5) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

(6) ***The amount of assets and liabilities formed by transfer of receivables and continuous involvement***

Other explanation:

Receivables financing

Unit: Yuan

	31 December 2020	31 December 2019
Receivables financing	56,180,824.35	266,817,944.45

Certain bank acceptance notes of the Company are discounted and endorsed for the purpose of daily treasury management, and are qualified for derecognition. Therefore, such bank acceptance notes are classified to financial assets at fair value through other comprehensive income.

The Company had no bank acceptance notes with single provision for impairment. As at 31 December 2020 and 31 December 2019, the Company have measured provision for bad debts based on the lifetime expected credit loss. The Company believes there was no significant credit risk of the bank acceptance notes and will not cause significant losses due to bank default. Therefore, bad debt provision was not made.

There was no pledged bank acceptance note receivable disclosed in receivables financing (2019: RMB74,884,841.13).

As at 31 December 2020, the Group's endorsed or discounted but not yet due notes receivable listed in receivables financing are as follows:

Unit: Yuan

	Derecognised	Not Derecognised
Bank acceptance notes	430,857,184.24	200,000.00

2. Other receivables

Unit: Yuan

Items	Closing balance	Opening balance
Dividend receivables		960,000.00
Other receivables	186,091,525.72	302,695,440.20
Total	186,091,525.72	303,655,440.20

(1) ***Interest receivable***

Not applicable.

(2) ***Provision for bad debts***

☐ Applicable ☑ Not applicable

(3) ***Dividends receivable***

1) Classification of dividends receivable

Unit: Yuan

Item (or investee)	Closing balance	Opening balance
Dividend receivables		960,000.00
Total		960,000.00

2) *Significant dividend receivables aged over one year*

Not applicable.

3) *Provision for bad debts*

☐ Applicable ☑ Not applicable

(4) *Other receivables*

1) *Classification of other receivables by nature*

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivable	244,151,366.21	242,808,514.37
Deposits and guarantees receivable	13,370,997.60	51,038,785.81
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	1,200,440.58	2,538,739.21
Less: bad debt provision	-83,049,646.32	-4,108,966.84
Total	186,091,525.72	302,695,440.20

2) *Provision for bad debts*

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2020	120,771.06		3,988,195.78	4,108,966.84
Balance at 1 January 2020 in the current period				
Provision for the period	151,943.90		78,793,266.51	78,945,210.41
Reversal for the period	4,530.93			
Balance at 31 December 2020	268,184.03		82,781,462.29	83,049,646.32

Changes in book balance with significant changes in loss provision for the period

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Ageing	Book balance
Within 1 year (inclusive)	81,451,230.82
1 to 2 years	167,740,489.46
2 to 3 years	4,875,747.30
Over 3 years	15,073,704.46
3 to 4 years	63,300.00
4 to 5 years	10,418,367.65
Over 5 years	4,592,036.81
Total	269,141,172.04

3) *Provision for bad debts made, recovered or reversed in the current period*

Not applicable.

4) *Other receivables actually written off during the period*

Not applicable.

5) *Top five debtors of other receivables at the end of the period*

Unit: Yuan

Name of entity	**Nature of amount**	**Closing balance**	**Ageing**	**Percentage of the closing balance of other receivables**	**Closing balance of provision for bad debt**
Leaxin Aluminum (瀝鑫鋁業)	Current accounts	198,016,869.21	1 to 2 years	73.57%	66,889,933.53
Zexin Aluminum (澤鑫鋁業)	Current accounts	24,162,957.74	Within 1 year	8.98%	
Company D	Future deposit	11,104,029.80	1 to 2 years	4.13%	
Company F	Profit/loss on transition of equity interests	10,418,367.65	Over 3 years	3.87%	10,418,367.65
Heqing Yixin (鶴慶溢鑫)	Current accounts	6,766,271.08	Within 1 year	2.51%	
Total		250,468,495.48		93.06%	77,308,301.18

6) *Receivables involving in government grants*

Not applicable.

7) *Other receivables terminated for recognition due to transfer of financial assets*

Not applicable.

8) *The amount of assets and liabilities formed by transfer of receivables and continuous involvement*

Not applicable.

3. Long-term equity investments

Unit: Yuan

Items	Closing balance Book balance	Closing balance Provision for impairment	Closing balance Carrying value	Opening balance Book balance	Opening balance Provision for impairment	Opening balance Carrying value
Investment in subsidiaries	11,698,126,963.35	127,100,000.00	11,571,026,963.35	11,002,878,043.82	144,413,321.97	10,858,464,721.85
Investment in associates and joint ventures	293,469,919.28	27,736,226.30	265,733,692.98	135,202,539.64		135,202,539.64
Total	11,991,596,882.63	154,836,226.30	11,836,760,656.33	11,138,080,583.46	144,413,321.97	10,993,667,261.49

(1) Investment in subsidiaries

Unit: Yuan

Investee	Opening balance (Carrying value)	Changes for the period: Increase in investment	Changes for the period: Decrease in investment	Changes for the period: Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
Yongxin Aluminum(湧鑫鋁業)	867,385,624.72					867,385,624.72	
Zexin Aluminum(澤鑫鋁業)	1,217,892,385.53					1,217,892,385.53	
Yunnan Aluminum International (雲鋁國際)	101,638,600.00					101,638,600.00	
Leaxin Aluminum (瀝鑫鋁業)							120,000,000.00
Hongxin Aluminum(泓鑫鋁業)	70,000,000.00					70,000,000.00	
Fengxin Electicity (灃鑫電力)	404,132.18			-404,132.18			5,100,000.00
Huixin Trading (匯鑫經貿)	76,500,000.00					76,500,000.00	
Huichuang Green Energy (慧創綠能)			-9,000,000.00	9,000,000.00			
Luyuan Huibang (綠源慧邦)	34,000,000.00					34,000,000.00	
Runmai Vehicle (潤邁車業)	2,000,000.00			-2,000,000.00			2,000,000.00
Logistics investment(物流投資)	122,883,465.40	18,258,000.00				141,141,465.40	
Carbon assets (碳資產)	1,230,000.00					1,230,000.00	
Yuanxin Carbon (源鑫炭素)	1,042,637,930.06					1,042,637,930.06	
Haoxin Aluminum Foil (浩鑫鋁箔)	843,775,341.13					843,775,341.13	

Investee	Opening balance (Carrying value)	Changes for the period: Increase in investment	Decrease in investment	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
American Technology (美國科技)	3,651,670.48		-3,651,670.48				
Chuangneng Metal (創能金屬)	5,164,284.44		-15,881,738.59	10,717,454.15			
Runxin Aluminum(潤鑫鋁業)	840,422,701.06					840,422,701.06	
Wenshan Aluminum(文山鋁業)	3,431,213,751.03					3,431,213,751.03	
Heqing Yixin (鶴慶溢鑫)	1,261,590,400.00					1,261,590,400.00	
Yunal Ganxin (曲鋁淯鑫)	32,112,435.83					32,112,435.83	
Haixin Aluminum(海鑫鋁業)	903,962,000.00	705,524,328.60				1,609,486,328.60	
Total	10,858,464,721.85	723,782,328.60	-28,533,409.07	17,313,321.97		11,571,026,963.35	127,100,000.00

(2) Investments in associates and joint ventures

Unit: Yuan

Invested Entity	Opening balance (Carrying value)	Changes for the period: Increase in investment	Decrease in investment	Investment gains/losses recognised under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan PetroChina Huineng Energy Co., Ltd (雲南中石油慧能能源有限公司)	8,312,217.35			182,870.00						8,495,087.35	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	90,967,209.74			-10,120,883.44				-27,736,226.30		53,110,100.00	27,736,226.30
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)	35,923,112.55			506,141.13						36,429,253.68	
Yunnan Sunstone Yunnan Aluminum Carbon Material Co., Ltd. (雲南索通雲鋁炭材料有限公司)		167,960,000.00		-260,748.05						167,699,251.95	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)											
- Subtotal	135,202,539.64	167,960,000.00		-9,692,620.36				-27,736,226.30		265,733,692.98	27,736,226.30
Total	135,202,539.64	167,960,000.00		-9,692,620.36				-27,736,226.30		265,733,692.98	27,736,226.30

(3) Other explanation

4. **Operating income and operating costs**

Unit: Yuan

Items	Amount during the period Revenue	Amount during the period Cost	Amount for the previous period Revenue	Amount for the previous period Cost
Principal operations	38,170,438,169.91	37,680,906,243.49	31,685,187,932.90	31,046,414,563.82
Other operations	249,794,068.36	240,000,202.50	288,499,268.73	258,760,609.40
Total	38,420,232,238.27	37,920,906,445.99	31,973,687,201.63	31,305,175,173.22

Information related to performance obligations:

According to the New Revenue Standard, advances from customers will be transferred to contract liabilities, and all sales revenue will be recognised in 2021.

Information about the transaction price allocated to the remaining performance obligations:

At the end of the reporting period, the amount of revenue corresponding to the performance obligations that have been signed but not yet fulfilled or not yet fulfilled is RMB133,067,124.38, of which RMB133,067,124.38 is expected to be recognised in 2021.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

(1) Revenue from and cost of main businesses

Unit: Yuan

Items	2020 Revenue from main businesses	2020 Cost of main businesses	2019 Revenue from main businesses	2019 Cost of main businesses
Alumina segment	8,327,930,836.57	8,082,466,406.94	7,812,527,364.97	7,590,520,914.73
Primary aluminum segment	29,842,507,333.34	29,598,439,836.55	23,872,660,567.93	23,455,893,649.09
Total	38,170,438,169.91	37,680,906,243.49	31,685,187,932.90	31,046,414,563.82

(2) Other operating income and other operating costs

Unit: Yuan

Items	2020 Other operating income	2020 Other operating costs	2019 Other operating income	2019 Other operating costs
Sale of materials	155,697,125.59	160,751,012.64	155,332,216.68	161,600,403.37
Rental income	88,442,380.20	77,048,947.30	127,449,260.86	91,552,065.32
Others	5,654,562.57	2,200,242.56	5,717,791.19	5,608,140.71
Total	249,794,068.36	240,000,202.50	288,499,268.73	258,760,609.40

(3) The breakdown of the Company's revenue for 2020 is as follows:

Unit: Yuan

Items	2020 Alumina segment	Primary aluminum segment	Other operating segment	Total
Revenue from main businesses				
Include: recognised at point of time	8,327,930,836.57	29,842,507,333.34		38,170,438,169.91
Revenue from other businesses			249,794,068.36	249,794,068.36

5. **Investment income**

Unit: Yuan

Items	Amount for the period	Amount for the previous period
Income from long-term equity investment under equity method	-9,692,620.36	4,679,352.29
Investment income of other equity instruments during the holding period	35,693,245.16	
Long-term equity investment income accounted for by cost method	252,324,879.98	
Interest income from debt investment during the holding period	67,531,430.64	29,545,706.92
Others	-67,767.69	-289,531.57
Total	345,789,167.73	33,935,527.64

6. **Others**

XVIII. SUPPLEMENTARY INFORMATION

1. **Breakdown of current non-recurring profit or loss**

☑ Applicable ☐ Not applicable

Unit: Yuan

Items	Amount	Description
Gains/(Losses) from disposal of non-current assets	-4,345,085.42	Not applicable
Government grants included in profit or loss for the period (other than government grants which closely related to the corporate business and granted based on a fixed amount or a fixed quantity)	167,120,303.24	Not applicable
Capital occupation fee charged to non-financial enterprises included in profit or loss for the period	2,225,808.00	Not applicable
Gain or loss from debt restructuring	5,020,087.26	Not applicable
Write back of the provision for impairment of receivables and contract assets that are individually tested for impairment	23,327,343.51	Not applicable
Other non-operating income and expenses other than above items	-8,228,592.00	Not applicable
Less: effect of income tax	31,584,969.52	Not applicable
Effect of minority interests	21,787,445.06	Not applicable
Total	131,747,450.01	

For items of non-recurring profit or loss defined in the "Explanatory Announcement No.1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit or Loss Item" and items of non-recurring profit or loss stated in the "Explanatory Announcement No.1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit or Loss Item" that are defined as items of recurring profit or loss, the Company shall provide the reasons.

☑ Applicable ☐ Not applicable

2. Return on net assets and earnings per share

		Earnings per share	
Profit for the reporting period	**Weighted average return on net assets**	**Basic earnings per share** *(Yuan/share)*	**Diluted earnings per share** *(Yuan/share)*
Net profit attributable to ordinary shareholders of the Company	7.94%	0.29	0.29
Net profit attributable to ordinary shareholders of the Company after deducting non-recurring profit or loss	6.78%	0.25	0.25

3. Description of differences on figures by domestic and foreign accounting standards

(1) Differences between net profit and net assets in financial reports disclosed in accordance with international accounting standards and PRC GAAP

☐ Applicable ☑ Not applicable

(2) Differences in net profit and net assets in financial reports disclosed in accordance with foreign accounting standards and PRC GAAP

☐ Applicable ☑ Not applicable

(3) Reason(s) for accounting difference between domestic and international accounting standards; if adjustment has been made to data audited by overseas audit firm, specify the name of the overseas audit firm

Not applicable.

4. Other

(iii) the audited consolidated financial statements of the Target Group for the financial year ended 31 December 2021 prepared in accordance with CAS and audited by PricewaterhouseCoopers Zhong Tian LLP

I. AUDIT REPORT

Audit Opinion Type	Unmodified Opinion
Signature Date of Audit Report	21 March 2022
Name of Audit Institution	PricewaterhouseCoopers Zhong Tian LLP
Reference No. of Audit Report	PricewaterhouseCoopers Zhong Tian Shen Zi (2022) No. 10105
Names of Signing Certified Public Accountants	Li Yanyu Liang Xin

TEXT OF THE AUDIT REPORT

To the shareholders of Yunnan Aluminum Co., Ltd.,

I. AUDIT OPINION

1. Content of Our Audit

We have audited the accompanying financial statements of Yunnan Aluminum Co., Ltd. ("**Yunnan Aluminum**"), which comprise the consolidated and company balance sheets as at 31 December 2021, the consolidated and company income statements for the year then ended, the consolidated and company cash flow statements for the year then ended, the consolidated and company statements of changes in shareholders' equity for the year then ended and notes to the financial statements.

2. Our Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company's financial position of Yunnan Aluminum as at 31 December 2021, and their financial performance and cash flows for the year then ended in accordance with the requirements of China Accounting Standards for Business Enterprises ("**CAS**").

II. BASIS OF THE AUDIT OPINION

We conducted our audit in accordance with China Standards on Auditing ("CSAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Yunnan Aluminum in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("CICPA Code"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

III. KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

Impairment assessment of long-term assets

Key Audit Matters	How our audit addressed the Key Audit Matters
See Note IV(11) "Fixed Assets", Note IV(12) "Construction in Progress", Note IV(14) "Intangible Assets", Note IV(46) "Impairment Losses on Assets" and Note II(26) "Critical Accounting Estimates and Judgements" to the financial statements.	With regard to the management's impairment testing over the long-term assets as at 31 December 2021, we performed the following procedures: • Obtained an understanding of the management's internal control and assessment process of the recoverable amounts of long-term assets with indications of impairment, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;

Key Audit Matters	How our audit addressed the Key Audit Matters
As at 31 December 2021, there were indications of impairment as some idle, inefficient or obsolete long-term assets exist in Yunnan Aluminum due to industrial upgrading, energy conservation and consumption reduction and adjustment of the Company's plan, which were not expected to generate the economic benefits as originally expected for Yunnan Aluminum through normal use in the future. The relevant assets or asset groups include fixed assets with an original carrying value of RMB3,819,126,493.59, construction in progress with an original carrying value of RMB160,069,696.97 and intangible assets with an original carrying value of RMB404,487,553.16. The management tested the above long-term assets for impairment and made a provision for impairment of RMB1,970,990,260.99 during 2021, resulting in a cumulative balance of RMB2,090,838,479.55 of impairment provision for the above long-term assets as of 31 December 2021. We focused on auditing the impairment assessment of long-term assets because the net book value of relevant long-term assets as at 31 December 2021 was significant with high uncertainty over the estimation of recoverable amount. The complexity of the valuation model and subjectivity of significant assumptions used pushed us to consider there was significant inherent risk in relation to the impairment assessment of long-term assets. Therefore, we identified the impairment assessment of long-term assets as a key audit matter.	• Assessed and tested the key control relating to impairment testing; • Conducted a site visit to the relevant projects and discussed with the management the reasons for the idleness, inefficiency or obsolescence and future plans for the relevant assets, and assessed the reasonableness of the management's judgement on indicators of impairment; • Assessed the professional competence and objectivity of the management experts involved in the impairment testing; • With the assistance of our in-house valuation experts, we assessed the appropriateness of the methodology used by the management in estimating the recoverable amounts of the relevant long-term assets and the reasonableness of the key assumptions adopted, and checked the accuracy of the relevant calculations. Based on the results of the above procedures, we found that the significant estimates adopted by the management in the impairment testing of the long-term assets and their critical assumptions and the results of the impairment testing could be supported by the evidence we obtained.

IV. OTHER INFORMATION

Management of Yunnan Aluminum is responsible for the other information. The other information comprises all of the information included in 2021 annual report of Yunnan Aluminum, other than the financial statements and our report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misrepresented. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard.

V. RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management of Yunnan Aluminum is responsible for the preparation and fair presentation of these financial statements in accordance with the CAS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Yunnan Aluminum's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Yunnan Aluminum or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Yunnan Aluminum's financial reporting process.

VI. AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatement can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

1. Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

3. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Yunnan Aluminum's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause Yunnan Aluminum to cease to continue as a going concern.

5. Evaluate the overall presentation (including the disclosures), structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6. Obtain sufficient appropriate audit evidence regarding the financial informational of the entities or business activities within the Yunnan Aluminum to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	*Signing CPA*	**Li Yanyu** *(Engagement Partner)*
Shanghai, the People's Republic of China	*Signing CPA*	**Liang Xin**

21 March 2022

II. FINANCIAL STATEMENTS

The unit in the financial statements of notes to the financial report is: RMB Yuan

1. Consolidated Balance Sheet

Prepared by: Yunnan Aluminum Co., Ltd.

31 December 2021

Unit: Yuan

Items	31 December 2021	31 December 2020
Current assets:		
Monetary funds	1,622,638,217.34	1,186,778,341.03
Clearing settlement funds		
Placements with banks and other financial institutions		
Financial assets held for trading		
Derivative financial assets		
Notes receivables	66,671,963.47	
Trade receivables	34,692,444.05	162,616,528.94
Receivables financing	170,610,376.15	274,917,710.78
Prepayments	103,539,208.60	134,966,969.83
Premium receivables		
Reinsurance receivables		
Reinsurance contract reserves receivable		
Other receivables	67,868,865.71	73,711,158.71
Including: interest receivables		
Dividends receivables		
Financial assets purchased with agreement to re-sale		
Inventories	3,041,709,471.97	3,543,978,904.95
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	252,764,515.69	674,408,316.41
Total current assets	5,360,495,062.98	6,051,377,930.65

Items	31 December 2021	31 December 2020
Non-current assets:		
Loans and advances to customers		
Debt investments		
Other debt investments		
Long-term receivables		
Long-term equity investments	406,627,666.35	474,038,011.84
Other investment in equity instruments	64,444,535.92	56,009,093.26
Other non-current financial assets		
Investment properties		
Fixed assets	25,233,851,336.56	28,115,806,967.88
Construction in progress	2,614,997,266.55	1,998,518,315.74
Bearer biological assets		
Oil and gas assets		
right-of-use assets	62,869,479.86	
Intangible assets	3,235,665,150.61	2,954,748,369.54
Development expenses		
Goodwill		
Long-term deferred expenses	60,230,444.81	98,294,040.76
Deferred income tax assets	500,454,164.23	266,311,261.10
Other non-current assets	297,486,307.46	1,003,493,722.57
Total non-current assets	32,476,626,352.35	34,967,219,782.69
Total assets	37,837,121,415.33	41,018,597,713.34

Items	31 December 2021	31 December 2020
Current liabilities:		
Short-term borrowings	2,717,847,625.93	5,632,438,846.00
Borrowings from central bank		
Placement to banks and other financial institutions		
Financial liabilities held for trading		
Derivative financial liabilities		
Notes payables	120,000,000.00	2,014,772,391.82
Trade payables	5,037,637,261.39	7,347,790,425.84
Advances from customers		
Contract liabilities	303,475,750.53	197,815,977.50
Funds from selling out and repurchasing financial assets		
Deposit taking and deposit in inter-bank market		
Agent brokerage fees		
Agent underwriting fees		
Staff salaries payables	305,167,773.51	282,482,486.83
Taxes payables	442,836,656.79	207,953,285.68
Other payables	407,515,991.80	285,047,872.85
Including: interest payables	8,659,291.70	11,076,444.81
Dividends payables	78,382,851.00	
Handling charges and commissions payables		
Reinsurance accounts payables		
Liabilities held for sale		
Non-current liabilities due within one year	460,876,900.36	1,358,467,803.76
Other current liabilities	40,964,324.44	25,821,363.86
Total current liabilities	9,836,322,284.75	17,352,590,454.14
Non-current liabilities:		
Deposits for insurance contracts		
Long-term borrowings	6,667,050,000.00	9,357,661,896.00
Bonds payables		
Including: preferred shares		
Perpetual bonds		
Lease liabilities	5,122,107.80	
Long-term payables	1,286,728.41	108,647,454.54
Long-term staff salaries payables	43,674,318.64	65,633,176.26
Estimated liabilities	128,325,941.41	82,505,899.69
Deferred income	211,826,867.30	207,223,890.31
Deferred income tax liabilities	25,174,836.54	32,637,645.72
Other non-current liabilities	8,000,000.00	53,000,000.00
Total non-current liabilities	7,090,460,800.10	9,907,309,962.52

Items	31 December 2021	31 December 2020
Total liabilities	16,926,783,084.85	27,259,900,416.66
Owners' equity:		
Share capital	3,467,957,405.00	3,128,206,556.00
Other equity instruments		
Including: preferred shares		
Perpetual bonds		
Capital reserve	10,683,073,048.81	8,033,153,919.09
Less: treasury share		
Other comprehensive income	-44,215,204.09	-69,014,623.56
Special reserve	136,758,288.15	69,785,408.80
Surplus reserve	452,704,842.56	345,045,411.63
General risk reserve		
Undistributed profits	3,495,042,399.53	298,516,215.92
Total equity attributable to the owners of the parent company	18,191,320,779.96	11,805,692,887.88
Minority interests	2,719,017,550.52	1,953,004,408.80
Total owners' equity	20,910,338,330.48	13,758,697,296.68
Total liabilities and owners' equity	37,837,121,415.33	41,018,597,713.34

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

2. Balance Sheet of the Parent Company

Unit: Yuan

Items	31 December 2021	31 December 2020
Current assets:		
Monetary funds	1,218,776,528.46	719,135,371.59
Financial assets held for trading		
Derivative financial assets		
Notes receivables		
Trade receivables	1,391,281,006.65	1,398,748,305.87
Receivables financing	60,844,534.08	56,180,824.35
Prepayments	3,485,168,096.44	5,372,224,426.49
Other receivables	1,174,799,191.98	186,091,525.72
Including: interest receivables		
Dividends receivables	981,617,149.00	
Inventories	190,218,090.64	398,287,004.08
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	23,067,110.08	43,965,853.14
Total current assets	7,544,154,558.33	8,174,633,311.24

Items	31 December 2021	31 December 2020
Non-current assets:		
Debt investments	2,009,297,534.73	1,079,297,534.73
Other debt investments		
Long-term receivables		
Long-term equity investments	11,789,081,006.69	11,836,760,656.33
Other investment in equity instruments	26,984,254.41	33,364,932.84
Other non-current financial assets		
Investment properties		
Fixed assets	1,545,620,056.39	1,820,938,976.48
Construction in progress	35,613,627.48	36,709,697.04
Bearer biological assets		
Oil and gas assets		
right-of-use assets	3,139,691.11	
Intangible assets	612,996,911.97	74,926,192.15
Development expenses		
Goodwill		
Long-term deferred expenses	4,617,985.48	3,801,685.10
Deferred income tax assets	66,359,112.42	48,042,967.32
Other non-current assets	2,033,958.95	541,720,900.00
Total non-current assets	16,095,744,139.63	15,475,563,541.99
Total assets	23,639,898,697.96	23,650,196,853.23

Items	31 December 2021	31 December 2020
Current liabilities:		
Short-term borrowings	200,000.00	985,200,000.00
Financial liabilities held for trading		
Derivative financial liabilities		
Notes payables	620,000,000.00	2,510,000,000.00
Trade payables	2,310,233,219.94	3,348,544,286.27
Advances from customers		
Contract liabilities	505,396,564.99	133,067,124.38
Staff salaries payables	64,385,081.29	57,583,421.45
Taxes payables	91,311,744.52	47,239,222.52
Other payables	83,421,756.01	60,265,529.74
Including: interest payables	5,381,674.22	5,378,898.10
Dividends payables		
Liabilities held for sale		
Non-current liabilities due within one year	21,111,178.57	118,000,000.00
Other current liabilities	65,701,553.45	17,298,726.17
Total current liabilities	3,761,761,098.77	7,277,198,310.53
Non-current liabilities:		
Long-term borrowings	3,896,000,000.00	4,648,000,000.00
Bonds payables		
Including: preferred shares		
Perpetual bonds		
Lease liabilities	1,083,986.67	
Long-term payables	990,000.00	990,000.00
Long-term staff salaries payables	14,745,017.30	20,464,043.16
Estimated liabilities	6,748,215.64	6,748,215.64
Deferred income	27,524,907.63	29,095,443.27
Deferred income tax liabilities		
Other non-current liabilities		
Total non-current liabilities	3,947,092,127.24	4,705,297,702.07
Total liabilities	7,708,853,226.01	11,982,496,012.60

Items	31 December 2021	31 December 2020
Owners' equity:		
Share capital	3,467,957,405.00	3,128,206,556.00
Other equity instruments		
Including: preferred shares		
Perpetual bonds		
Capital reserve	11,029,938,296.61	8,394,745,336.78
Less: treasury share		
Other comprehensive income	-18,466,946.36	-29,564,492.56
Special reserve	30,262,770.49	21,621,316.75
Surplus reserve	452,419,067.87	344,759,636.94
Undistributed profits	968,934,878.34	-192,067,513.28
Total owners' equity	15,931,045,471.95	11,667,700,840.63
Total liabilities and owners' equity	23,639,898,697.96	23,650,196,853.23

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

3. **Consolidated Income Statement**

Unit: Yuan

Items	2021	2020 (restated)
I. Total operating revenue	41,668,819,175.25	29,573,100,815.61
Including: operating revenue	41,668,819,175.25	29,573,100,815.61
Interest income		
Premiums earned		
Fees and commissions income		
II. Total operating costs	34,992,910,774.33	28,030,187,751.72
Including: operating costs	33,180,332,856.79	26,333,734,447.01
Interest expenses		
Fees and commissions expenses		
Surrender value		
Net payments for insurance claims		
Net insurance contract reserves		
Insurance policy dividend expenses		
Reinsurance expenses		
Taxes and surcharges	327,365,596.55	278,284,349.46
Selling expenses	68,307,011.26	56,707,823.66
Administrative expenses	773,517,649.09	683,529,779.94
Research and development expenses	55,244,170.05	31,115,216.66
Finance costs	588,143,490.59	646,816,134.99
Including: interest expenses	611,809,618.60	672,885,013.35
Interest income	31,058,243.29	35,345,210.83
Add: other income	31,667,873.81	165,247,443.24
Investment gains (Loss is represented by "-")	784,317.88	32,263,512.40
Including: share of profits of associates and joint ventures	-5,943,993.33	-9,882,491.78
Derecognition of income from financial assets measured at amortised cost		
Foreign exchange gains (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")	-4,595,077.42	12,665,936.85
Loss on asset impairment (Loss is represented by "-")	-1,984,916,473.29	-384,663,946.84
Gain on disposal of assets (Loss is represented by "-")	2,364,807.44	1,597,227.39

Items	2021	2020 (restated)
III. Operating profit (Loss is represented by "-")	4,721,213,849.34	1,370,023,236.93
Add: non-operating income	4,109,233.10	8,856,122.04
Less: non-operating expenses	37,192,160.40	22,374,166.85
IV. Total profit (Loss is represented by "-")	4,688,130,922.04	1,356,505,192.12
Less: income tax expenses	475,795,434.58	122,718,520.64
V. Net profit (Loss is represented by "-")	4,212,335,487.46	1,233,786,671.48
(I) Classified by continuity of operations:		
1. Net profit from continuing operations (Net loss is represented by "-")	4,212,335,487.46	1,233,786,671.48
2. Net profit from discontinued operations (Net loss is represented by "-")		
(II) Classified by ownership of equity:		
1. Net profit attributable to shareholders of the parent company	3,319,026,414.54	902,555,209.17
2. Profit or loss attributable to minority interests	893,309,072.92	331,231,462.31
VI. Other comprehensive income (net of tax)	12,733,247.54	-43,609,966.77
Other comprehensive income (net of tax) attributable to owners of the parent company	12,733,247.54	-43,495,874.63
(I) Other comprehensive income that will not be reclassified into profit or loss	13,847,495.36	-40,545,126.53
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	13,847,495.36	-40,545,126.53
4. Change in fair value due to enterprise's own credit risk		
5. Others		

Items	2021	2020 (restated)
(II) Other comprehensive income that will be reclassified into profit or loss	-1,114,247.82	-2,950,748.10
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Amount of financial assets reclassified into other comprehensive income		
4. Credit impairment provisions for other debt investment		
5. Reserves for cash flow hedge		453,225.00
6. Exchange difference on translation of financial statement in foreign currency	-1,114,247.82	-3,403,973.10
7. Others		
Other comprehensive income (net of tax) attributable to minority interests		-114,092.14
VII. Total comprehensive income	4,225,068,735.00	1,190,176,704.71
Total comprehensive income attributable to the owners of the parent company	3,331,759,662.08	859,059,334.54
Total comprehensive income attributable to minority interests	893,309,072.92	331,117,370.17
VIII. Earnings per share:		
(I) Basic earnings per share	1.06	0.29
(II) Diluted earnings per share	1.06	0.29

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

4. **Income Statement of the Parent Company**

Unit: Yuan

Items	2021	2020 (restated)
I. Operating revenue	44,891,156,111.09	38,420,232,238.27
Less: operating costs	44,129,327,191.83	38,037,100,949.40
Taxes and surcharges	58,191,897.86	53,623,957.26
Selling expenses	19,361,854.66	16,933,130.11
Administrative expenses	188,427,759.68	183,103,966.08
Research and development expenses	7,390,710.14	4,392,992.99
Finance costs	252,361,279.50	311,161,519.09
Including: interest expenses	266,584,198.50	334,846,913.69
Interest income	21,034,382.92	23,151,380.77
Add: other income	4,401,708.72	3,441,391.79
Investment gains (Loss is represented by "-")	1,244,610,584.17	345,789,167.73
Including: share of profits of associates and joint ventures	-11,027,816.52	-9,692,620.36
Derecognition of income from financial assets measured at amortised cost (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")	-636,328.67	-82,762,718.29
Loss on asset impairment (Loss is represented by "-")	-168,111,185.12	-29,805,965.27
Gain on disposal of assets (Loss is represented by "-")	-102,812.42	4,039,312.80
II. Operating profit (Loss is represented by "-")	1,316,257,384.10	54,616,912.10
Add: non-operating income	343,266.00	119,346.00
Less: non-operating expenses	535,481.84	200,295.42
III. Total profit (Loss is represented by "-")	1,316,065,168.26	54,535,962.68
Less: income tax expenses	32,562,545.71	813,021.15
IV. Net profit (Net loss is represented by "-")	1,283,502,622.55	53,722,941.53
(I) Net profit from continuing operations (Net loss is represented by "-")	1,283,502,622.55	53,722,941.53
(II) Net profit from discontinued operations (Net loss is represented by "-")		

Items	2021	2020 (restated)
V. Other comprehensive income (net of tax)	-968,625.73	-18,865,721.96
(I) Other comprehensive income that will not be reclassified into profit or loss	-968,625.73	-19,021,496.96
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	-968,625.73	-19,021,496.96
4. Change in fair value due to enterprise's own credit risk		
5. Others		
(II) Other comprehensive income that will be reclassified into profit or loss		155,775.00
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Amount of financial assets reclassified into other comprehensive income		
5. Credit impairment provisions for other debt investment		
5. Reserves for cash flow hedge		155,775.00
6. Exchange difference on translation of financial statement in foreign currency		
7. Others		
VI. Total comprehensive income	1,282,533,996.82	34,857,219.57
VII. Earnings per share:		
(I) Basic earnings per share		
(II) Diluted earnings per share		

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

5. **Consolidated Statement of Cash Flows**

Unit: Yuan

Items	2021	2020
I. Cash flows from operating activities:		
Cash received from sales of goods or rendering of services	31,966,730,859.62	28,108,414,806.89
Net increase in customer deposits and interbank deposits		
Net increase in borrowings from central bank		
Net increase in borrowings from other financial institutions		
Cash received from premiums of original insurance contracts		
Net amount of reinsurance business		
Net increase in insured's deposits and investments		
Cash received from interest, fee and commission		
Net increase in capital borrowed		
Net increase of returned business capital		
Net cash received from agent sales of securities		
Tax refunds received	54,974,829.75	244,229,761.93
Cash generated from other operating activities	290,243,308.59	347,870,904.52
Sub-total of cash inflows from operating activities	32,311,948,997.96	28,700,515,473.34
Cash paid for purchase of goods and engagement of labor services	21,132,706,809.37	20,857,047,155.96
Net increase of customer loans and advances		
Net increase of deposits in central bank and interbank		
Cash paid for claim settlements on original insurance contracts		
Net increase of due from banks and other financial institutions		
Cash paid for interest, fee and commission		
Cash paid for policy dividends		
Cash paid to and for employees	1,855,231,290.85	1,595,876,853.05
Payments of all types of taxes	2,131,184,596.95	1,004,535,209.80
Cash paid for other operating activities	231,198,437.15	262,167,497.75
Sub-total of cash used in operating activities	25,350,321,134.32	23,719,626,716.56
Net cash flow from operating activities	6,961,627,863.64	4,980,888,756.78
II. Cash flow generated from investing activities:		
Cash received from disposal of investment	62,530,000.00	112,500,000.00
Cash received from investment gains	5,283,185.23	36,356,355.11
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,512,940.00	17,441,474.06
Net cash received from disposal of subsidiaries and other operating units		
Cash generated from other investing activities	21,104,029.80	48,582,414.05
Sub-total of cash inflows from investing activities	92,430,155.03	214,880,243.22

Items	2021	2020
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	1,274,241,328.49	5,286,562,715.22
Cash paid for investments		167,960,000.00
Net increase of mortgaged loans		
Net cash paid for acquisition of subsidiaries and other operating units		
Cash paid for other investing activities		2,090,018.80
Sub-total of cash used in investing activities	1,274,241,328.49	5,456,612,734.02
Net cash flow from investing activities	-1,181,811,173.46	-5,241,732,490.80
III. Cash flow generated from financing activities:		
Cash received from investors	3,048,599,996.67	62,690,000.00
Including: cash received from absorbing minority shareholders' investment by subsidiaries	48,600,000.00	62,690,000.00
Cash received from obtaining borrowings	5,885,000,000.00	16,525,900,000.00
Cash received from other financing activities	4,500,000.00	95,000,000.00
Sub-total of cash inflows from financing activities	8,938,099,996.67	16,683,590,000.00
Cash paid for repayment of debt	12,357,260,444.96	16,278,580,000.00
Cash paid for distribution of dividends, profit or payment of interests	581,392,684.23	673,376,367.33
Including: dividend and profit of minority shareholder paid by subsidiaries	117,709,963.12	66,991,481.11
Cash paid for other financing activities	772,754,480.93	2,186,508,740.84
Sub-total of cash used in financing activities	13,711,407,610.12	19,138,465,108.17
Net cash flow from financing activities	-4,773,307,613.45	-2,454,875,108.17
IV. Effect on cash and cash equivalent from change of exchange rate	-1,465,856.92	-3,646,630.17
V. Net increase in cash and cash equivalent	1,005,043,219.81	-2,719,365,472.36
Add: balance of cash and cash equivalent at the beginning of the period	541,354,547.24	3,260,720,019.60
VI. Balance of cash and cash equivalent at the end of the period	1,546,397,767.05	541,354,547.24

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

6. Statement of Cash Flows of the Parent Company

Unit: Yuan

Items	2021	2020
I. Cash flows from operating activities:		
Cash received from sales of goods or rendering of services	40,728,701,132.99	36,469,207,776.78
Tax refunds received	62,400.00	
Cash generated from other operating activities	103,764,137.55	66,733,679.53
Sub-total of cash inflows from operating activities	40,832,527,670.54	36,535,941,456.31
Cash paid for purchase of goods and engagement of labor services	39,577,411,728.96	36,477,406,399.00
Cash paid to and for employees	253,623,183.95	229,739,337.79
Payments of all types of taxes	247,548,561.60	181,617,260.61
Cash paid for other operating activities	28,076,046.35	32,439,410.20
Sub-total of cash used in operating activities	40,106,659,520.86	36,921,202,407.60
Net cash flow from operating activities	725,868,149.68	-385,260,951.29
II. Cash flow generated from investing activities:		
Cash received from disposal of investment	38,480,000.00	112,500,000.00
Cash received from investment gains	214,745,551.78	286,763,003.04
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	220,500.00	40,064,472.45
Net cash received from disposal of subsidiaries and other operating units		3,642,706.98
Cash generated from other investing activities	361,061,641.49	271,562,658.75
Sub-total of cash inflows from investing activities	614,507,693.27	714,532,841.22
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	7,456,120.60	607,618,233.28
Cash paid for investments		960,934,470.94
Net cash paid for acquisition of subsidiaries and other o perating units		
Cash paid for other investing activities	1,250,000,000.00	129,297,534.73
Sub-total of cash used in investing activities	1,257,456,120.60	1,697,850,238.95
Net cash flow from investing activities	-642,948,427.33	-983,317,397.73

Items	2021	2020
III. Cash flow generated from financing activities:		
Cash received from investors	2,999,999,996.67	
Cash received from obtaining borrowings	1,290,000,000.00	7,065,000,000.00
Cash received from other financing activities		
Sub-total of cash inflows from financing activities	4,289,999,996.67	7,065,000,000.00
Cash paid for repayment of debt	3,126,000,000.00	7,305,000,000.00
Cash paid for distribution of dividends, profit or payment of interests	243,835,448.24	327,989,478.79
Cash paid for other financing activities	27,889,744.76	458,923,588.29
Sub-total of cash used in financing activities	3,397,725,193.00	8,091,913,067.08
Net cash flow from financing activities	892,274,803.67	-1,026,913,067.08
IV. Effect on cash and cash equivalent from change of exchange rate	-53,369.15	365,764.06
V. Net increase in cash and cash equivalent	975,141,156.87	-2,395,125,652.04
Add: balance of cash and cash equivalent at the beginning of the period	243,635,371.59	2,638,761,023.63
VI. Balance of cash and cash equivalent at the end of the period	1,218,776,528.46	243,635,371.59

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Ding Jilin**	**Tang Zhengzhong**

7. Consolidated Statement of Changes in Owners' Equity

Amounts for the current period

Unit: Yuan

	2021													
	Equity attributable to owners of the parent company													
		Other equity instruments												
Items	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
I Balance as at the end of the previous year	3,128,206,556.00				8,033,153,909.09		-69,014,623.56	69,185,408.80	345,045,411.63		298,516,215.92		11,805,692,887.88	1,953,004,408.80	13,758,697,296.68
Add: changes in accounting policy															
Error correction of the previous period															
Business combination under common control															
Others															
II Balance as at the beginning of this year	3,128,206,556.00				8,033,153,909.09		-69,014,623.56	69,185,408.80	345,045,411.63		298,516,215.92		11,805,692,887.88	1,953,004,408.80	13,758,697,296.68
III Increase/decrease in this year (Decrease is represented by "-")	339,150,849.00				2,649,919,129.72		24,199,419.47	66,912,879.35	101,659,430.93		3,196,526,183.61		6,385,627,892.08	766,013,141.72	7,151,641,033.80
(I) Total comprehensive income							12,133,247.54				3,319,026,414.54		3,331,159,662.08	893,909,072.92	4,225,068,735.00
(II) Capital injection and reduction by owners	339,150,849.00				2,649,919,129.72								2,989,069,978.72	34,175,080.11	3,023,845,058.83
1 Ordinary shares injected by owners	339,150,849.00				2,635,834,194.06								2,975,585,043.06	48,600,000.00	3,024,185,043.06
2 Share capital injected by holders of other equity instruments															
3 Amount of share-based payment credited to owner's equity															
4 Others					14,084,935.66								14,084,935.66	-14,424,919.89	-339,984.23
(III) Profit distribution									101,659,430.93		-101,659,430.93			-172,392,814.12	-172,392,814.12
1 Appropriation of surplus reserve									101,659,430.93		-101,659,430.93				
2 Appropriation of general risk reserve															
3 Distribution to owners (or shareholders)														-172,392,814.12	-172,392,814.12
4 Others															

Unit: Yuan

	2021													
	Equity attributable to owners of the parent company													
		Other equity instruments												
Items	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
(IV) Internal transfer of owner's equity							12,066,171.93				-12,066,171.93				
1 Transfer of capital reserve into capital (or share capital)															
2 Transfer of surplus reserve into capital (or share capital)															
3 Surplus reserve used for remedying losses															
4 Changes in defined benefit plan carried over to retained earnings															
5 Other comprehensive income carried over to retained earnings							12,066,171.93				-12,066,171.93				
6 Others															
(V) Special reserve								66,912,879.35					66,912,879.35	10,321,802.81	77,234,682.16
1 Appropriation for the current period								117,175,171.55					117,175,171.55	19,941,932.01	137,117,103.56
2 Utilisation for the current period								-50,262,292.20					-50,262,292.20	-9,620,129.20	-59,882,421.40
(VI) Others											-2,734,628.07		-2,734,628.07		-2,734,628.07
IV Balance as at the end of current period	3,467,357,405.00				10,683,073,038.81		-44,815,204.09	136,158,288.15	452,704,842.56		3,495,042,399.53		18,191,320,779.96	2,719,017,550.52	20,910,338,330.48

Legal representative: **Zhang Zhengji**

Accounting principal: **Lu Zengjin**

Accounting function's principal: **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

2020

Items	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interests	Total owners' equity
	Equity attributable to owners of the parent company													
I Balance as at the end of the previous year	3,128,206,556.00				8,023,272,472.93	-25,518,748.93	52,702,334.12	345,045,411.63		-604,038,993.25		10,919,669,032.50	1,653,824,068.24	12,573,493,100.74
Add: changes in accounting policy														
Error correction of the previous period														
Business combination under common control														
Others														
II Balance as at the beginning of this year	3,128,206,556.00				8,023,272,472.93	-25,518,748.93	52,702,334.12	345,045,411.63		-604,038,993.25		10,919,669,032.50	1,653,824,068.24	12,573,493,100.74
III Increase/decrease in this year (Decrease is represented by "-")					9,881,446.16	-43,495,874.63	17,083,074.68			902,555,209.17		886,023,855.38	299,180,340.56	1,185,204,195.94
(I) Total comprehensive income						-43,495,874.63				902,555,209.17		859,059,334.54	331,117,370.17	1,190,176,704.71
(II) Capital injection and reduction by owners					23,019,560.21		88,264.63					23,107,824.84	39,582,175.16	62,690,000.00
1 Ordinary shares injected by owners														
2 Share capital injected by holders of other equity instruments														
3 Amount of share-based payment credited to owner's equity														
4 Others					23,019,560.21		88,264.63					23,107,824.84	39,582,175.16	62,690,000.00
(III) Profit distribution													-66,991,481.11	-66,991,481.11
1 Appropriation of surplus reserve														
2 Appropriation of general risk reserve														
3 Distribution to owners (or shareholders)													-66,991,481.11	-66,991,481.11
4 Others														

Unit: Yuan

2020

Items	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interests	Total owners' equity
	Equity attributable to owners of the parent company													
(IV) Internal transfer of owner's equity														
1 Transfer of capital reserve into capital (or share capital)														
2 Transfer of surplus reserve into capital (or share capital)														
3 Surplus reserve used for remedying losses														
4 Changes in defined benefit plan carried over to retained earnings														
5 Other comprehensive income carried over to retained earnings														
6 Others														
(V) Special reserve							16,994,810.05					16,994,810.05	1,862,830.62	18,857,640.67
1 Appropriation for the current period							110,290,706.87					110,290,706.87	12,548,178.15	122,838,885.02
2 Utilisation for the current period							-93,295,896.82					-93,295,896.82	-10,685,347.53	-103,981,244.35
(VI) Others					-13,138,114.05							-13,138,114.05	-6,390,554.28	-19,528,668.33
IV Balance as at the end of current period	3,128,206,556.00				8,033,153,919.09	-69,014,623.56	69,785,408.80	345,045,411.63		298,516,215.92		11,805,692,887.88	1,953,004,408.80	13,758,697,296.68

Legal representative: **Zhang Zhengji**

Accounting principal: **Lu Zengjin**

Accounting function's principal: **Tang Zhengzhong**

8. Statement of Changes in Owners' Equity of the Parent Company

Amounts for the current period

Unit: Yuan

Items	2021											
	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I. Balance as at the end of the previous year	3,128,206,556.00				8,394,745,336.78		-29,564,492.56	21,621,316.75	344,759,636.94	-192,067,513.28		11,667,700,840.63
Add: changes in accounting policy												
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	3,128,206,556.00				8,394,745,336.78		-29,564,492.56	21,621,316.75	344,759,636.94	-192,067,513.28		11,667,700,840.63
III. Increase/decrease in this period (Decrease is represented by "-")	339,750,849.00				2,635,192,959.83		11,097,546.20	8,641,453.74	107,659,430.93	1,161,002,391.62		4,263,344,631.32
(I) Total comprehensive income							-968,625.73			1,283,502,622.55		1,282,533,996.82
(II) Capital injection and reduction by owners	339,750,849.00				2,635,192,959.83							2,974,943,808.83
1. Ordinary shares injected by owners	339,750,849.00				2,635,834,194.06							2,975,585,043.06
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others					-641,234.23							-641,234.23
(III) Profit distribution									107,659,430.93	-107,659,430.93		
1. Appropriation of surplus reserve									107,659,430.93	-107,659,430.93		
2. Distribution to owners (or shareholders)												
3. Others												

Unit: Yuan

Items	2021											
	Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(IV) Internal transfer of owner's equity							12,066,171.93			-12,066,171.93		
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings							12,066,171.93			-12,066,171.93		
6. Others												
(V) Special reserve								8,641,453.74				8,641,453.74
1. Appropriation for the current period								10,197,803.30				10,197,803.30
2. Utilisation for the current period								-1,556,349.56				-1,556,349.56
(VI) Others										-2,774,628.07		-2,774,628.07
IV. Balance as at the end of current period	3,467,957,405.00				11,029,938,296.61		-18,466,946.36	30,262,770.49	452,419,067.87	968,934,878.34		15,931,045,471.95

Legal representative: **Zhang Zhengji**

Accounting principal: **Lu Zengjin**

Accounting function's principal: **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

Items	2020 Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I Balance as at the end of the previous year	3,128,206,556.00				8,403,504,708.02		-10,698,770.60	18,501,991.00	344,159,636.94	-245,190,454.81		11,638,483,666.55
Add: changes in accounting policy												
Error correction of the previous period												
Others												
II Balance as at the beginning of this year	3,128,206,556.00				8,403,504,708.02		-10,698,770.60	18,501,991.00	344,159,636.94	-245,190,454.81		11,638,483,666.55
III Increase/decrease in this period (Decrease is represented by "-")					-9,159,371.24		-18,865,721.96	3,119,325.15		53,122,941.53		29,217,174.08
(I) Total comprehensive income							-18,865,721.96			53,122,941.53		34,857,219.57
(II) Capital injection and reduction by owners												
1 Ordinary shares injected by owners												
2 Share capital injected by holders of other equity instruments												
3 Amount of share-based payment credited to owner's equity												
4 Others												
(III) Profit distribution												
1 Appropriation of surplus reserve												
2 Distribution to owners (or shareholders)												
3 Others												

Unit: Yuan

Items	2020 Share capital	Other equity instruments: Preferred shares	Other equity instruments: Perpetual bonds	Other equity instruments: Others	Capital reserve	Less: treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(IV) Internal transfer of owner's equity												
1 Transfer of capital reserve into capital (or share capital)												
2 Transfer of surplus reserve into capital (or share capital)												
3 Surplus reserve used for remedying losses												
4 Changes in defined benefit plan carried over to retained earnings												
5 Other comprehensive income carried over to retained earnings												
6 Others												
(V) Special reserve								3,119,325.15				3,119,325.15
1 Appropriation for the current period								11,203,939.94				11,203,939.94
2 Utilisation for the current period								-8,084,614.79				-8,084,614.79
(VI) Others					-9,159,371.24							-9,159,371.24
IV Balance as at the end of current period	3,128,206,556.00				8,394,345,336.78		-29,564,492.56	21,621,316.15	344,159,636.94	-192,067,513.28		11,667,700,840.63

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

III. BASIC SITUATION OF THE COMPANY

Yunnan Aluminum Co., Ltd (the "**Company**") is a joint stock limited liability company established in 20 March 1998 with capital contribution via the substantial assets of production and operation from Yunnan Aluminum Plant (雲南鋁廠), the original wholly-owned enterprise of Yunnan Metallurgical Group Co., Ltd. ("**Yunnan Metallurgical Group**") by way of private initiation and social public offering for shares, both registered and headquartered at Qidian Street, Chenggong District, Kunming City, Yunnan Province, People's Republic of China. Yunnan Metallurgical Group (雲南冶金集團) is the parent company of the Company, and the Company's ultimate parent company is Aluminum Corporation of China ("**Chinalco**"). As at 31 December 2021, the Company's total share capital amounted to RMB3,467,957,405 with a par value of RMB1 per share.

At the time of its establishment, the Company had a registered capital and total of 310,000,000 shares, of which 230,000,000 shares and 80,000,000 shares were held by Yunnan Metallurgical Group and the public, respectively, representing 74.19% and 25.81%. 72,000,000 A shares of the Company were listed on the Shenzhen Stock Exchange on 8 April 1998 (stock abbreviation: "Yunnan Aluminum"; stock code: 000807). 54,000,000 public shares with a par value of RMB1 per share were issued on 26 March 2002. After the completion of the issuance, the total shares amounted to RMB364 million, of which 230,000,000 shares were held by Yunnan Metallurgical Group, representing 63.19%. In 2004, every 10 shares would be converted to 5 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total amount of shares was RMB546 million, of which Yunnan Metallurgical Group held 345,000,000 shares, representing 63.19%. In 2006, as a result of the split-share reform, Yunnan Metallurgical Group paid the considerations of 64,320,000 shares to the circulating shareholders by way of 3.2 bonus shares for every 10 shares. The shares held by Yunnan Metallurgical Group changed to 280,680,000 shares, representing 51.41%. On 26 April 2007, 6 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total number of shares was RMB873.6 million. 42,525,598 A shares with a par value of RMB1 per share were issued to institutional investors, original circulating shareholders and other public investors on 18 January 2008. After the completion of the issuance, the total share capital was RMB916.13 million. On 6 May 2008, 1.5 shares for every 10 shares were issued by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total share capital was changed to RMB1,053.54 million. On August 25, 2009, 130,434,782 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB1,183,979,219. In 2011, 3 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total share capital was changed to RMB1,539,172,984. On 19 May 2015, 359,438,661 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB1,898,611,645. On 19

October 2016, 708,227,152 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB2,606,838,797. On 25 December 2019, 521,367,759 ordinary shares with a par value of RMB1 per share were issued to specific subscribers such as Aluminum Corporation of China Limited ("**Chalco**"). After the completion of the issuance, the total share capital was RMB3,128,206,556. On 3 December 2021, 339,750,849 ordinary shares with a par value of RMB1 per share were issued to specific subscribers such as Chalco. After the issuance, the total share capital of the Company amounted to RMB3,467,957,405.

The financial statements were authorised for issue by the Company's Board of Directors on 21 March 2022.

The Company and its subsidiaries (collectively, the "**Yunnan Aluminum**") are mainly engaged in the processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina. Yunnan Aluminum is also engaged in the trading of non-ferrous metal products. A total of 19 subsidiaries were consolidated during the year, details of which are set out in Note V.

IV. BASIS OF PREPARATION FOR FINANCIAL STATEMENTS

1. Basis of preparation

The financial statements have been prepared according to the Basic Standard of CAS, the specific standards and other relevant regulations issued by the Ministry of Finance on and after 15 February 2006, thereafter (hereafter collectively referred to as "**CAS**"), the Compilation Rules for Information Disclosure by Companies Offering Securities to the Public No. 15 – the General Provisions of Financial Reports issued by the China Securities and Regulatory Commission.

2. Going Concern

As at 31 December 2021, Yunnan Aluminum's current liabilities exceeded its current assets by approximately RMB4.476 billion. Yunnan Aluminum plans to raise funds to repay short-term debts as follows:

Yunnan Aluminum's expected net cash flows from operating activities in the next 12 months;

The loan facilities granted by banks or other financial institutions which can be used to obtain new loans when necessary;

After assessment, the Board of Directors of the Company believe that Yunnan Aluminum has sufficient capital resources to continue as a going concern for the foreseeable future of not less than 12 months from the balance sheet date. Therefore, the Company continues to prepare Yunnan Aluminum's 2021 financial statements on a going concern basis.

V. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The specific prompts of accounting policies and accounting are as follows:

Yunnan Aluminum applies specific accounting policies and accounting estimates in regards of the measurement of expected credit loss from receivables (Note II(9)), net realisable value of inventories (Note II(10)), useful lives of fixed assets (Note II(12)), amortisation of intangible assets (Note II(15)), impairment of long-term assets (Note II(17)), measurement of net estimated liabilities (Note II(20), recognition of deferred tax assets (Note II(23)), among other things, based on the merits of production and operation.

The key judgement, critical accounting estimates and key assumptions in ascertaining the important accounting policies by Yunnan Aluminum is listed in Note II(26).

1. Statement of compliance with CAS

The financial statements of the Company for 2021 are in compliance with CAS, and truly and completely present the consolidated and financial position of the Company as of 31 December 2021 and the consolidated and operating results, cash flows and other information of the Company for the year 2021.

2. Accounting period

The Company's accounting year starts on 1 January and ends on 31 December.

3. Operating cycle

A normal operating cycle starts from purchasing assets used to produce, and ends when cash or equivalent is realised. It's the Company's practice to set an operating cycle as 12 months, which is also the standard classification criteria for status of liquidity of both assets and liabilities.

4. Recording currency

The recording currency of the Company is Renminbi (RMB). The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The recording currency of the Company and subsidiaries registered in mainland China is Renminbi (RMB). The recording currency of Yunnan Aluminum International Company Limited (雲鋁國際有限公司) ("Yunnan Aluminum International"), the subsidiary registered in Hong Kong, China is Renminbi (RMB). The financial statements are presented in RMB.

5. Accounting treatment for the Business combinations involving entities under and not under common control

(1) Business combinations involving entities under common control

The consideration paid and net assets obtained by Yunnan Aluminum in a business combination are measured at the carrying amount. If the combined party is acquired from a third party by the ultimate controlling party in a prior year, the consideration paid, and net assets obtained by the combining party are measured based on the carrying amounts of the combined party's assets and liabilities (including the goodwill arising from the acquisition of the combined party by the ultimate controlling party) presented in the consolidated financial statements of the ultimate controlling party. The difference between the carrying amount of the net assets obtained from Yunnan Aluminum and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(2) Business combinations involving entities not under common control

The cost of combination and identifiable net assets obtained by Yunnan Aluminum in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is lower than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or

loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

6. **Preparation of consolidated financial statements**

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries.

Subsidiaries are consolidated from the date on which Yunnan Aluminum obtains control and are deconsolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries' equity and the portion of subsidiaries' net profits and losses for the period not attributable to the Company are recognised as non-controlling interests and presented separately in the consolidated financial statements under equity and net profits respectively. When the amount of loss for the current period attributable to the minority shareholders of a subsidiary exceeds the minority shareholders' portion of the opening balance of shareholders' equity of the subsidiary, the excess is allocated against the minority interests. The unrealised intra-group profits from sales of assets by the Company to its subsidiaries are eliminated from the net profits of the Company. In contrast, the unrealised intra-group profits from sales of the assets by subsidiaries to the Company are eliminated in the net profits of the Company and its non-controlling interests based on the percentages of equity investments. The unrealised intra-group profits among subsidiaries are eliminated based on the proportions of equity investments by the Company and non-controlling interests on the subsidiaries selling the assets and allocated between the net profit of the Company and non-controlling interests.

A transaction will be adjusted from perspective of Yunnan Aluminum in condition that assertions are different when accounting entities are the Yunnan Aluminum and the Company or its subsidiaries.

7. **Classification of joint arrangements and accounting treatment method for joint operations**

Not applicable.

8. **Cash and cash equivalents**

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

9. **Foreign currency business and foreign currency statement translation**

(1) Foreign currency transactions

Foreign currency transactions are translated into recording currency using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into recording currency using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated using the spot exchange rates at the date of the transactions as at balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(2) Translation of foreign currency financial statements

The asset and liability items in the balance sheets for overseas operations are translated at the spot exchange rates on the balance sheet date. Among the owners' equity items, the items other than "undistributed profits" are translated at the spot exchange rates of the transaction dates. The income and expense items in the income statements of overseas operations are translated at the spot exchange rates of the transaction dates. The differences arising from the above translation are presented in other comprehensive income. The cash flows of overseas operations are translated at the spot exchange rates on the dates of the cash flows. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

10. Financial instruments

A financial instrument refers to any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of the other parties. Yunnan Aluminum recognises a financial asset or a financial liability when the Group becomes a party to the contractual provisions of financial instrument.

(1) Financial assets

A. Classification & Measurement

According to the business model of financial assets management and the contractual terms of the cash flows of financial assets, Yunnan Aluminum classifies its financial assets in the following categories: (1) financial assets carried at amortised cost; (2) financial assets at fair value through other comprehensive income; (3) financial assets at fair value through profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Notes receivables and trade receivables derived from sales of goods or rendering of services, which do not contain or consider significant financing components are recognised at the amount that Yunnan Aluminum is entitled to collect.

Debt instruments:

The debt instruments held by Yunnan Aluminum refer to the instruments that meet the definition of financial liabilities from the issuers' perspective. There are two categories into which Yunnan Aluminum classifies its debt instruments as at 31 December 2021 and 31 December 2020:

At amortised cost:

Yunnan Aluminum's business model for managing such financial assets is to collect the contractual cash flows, and the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. That is, the cash flows generated on a specific date, represent solely payment of the principal and interest on the outstanding principal amount. Yunnan Aluminum recognises interest income for such financial assets in accordance with the effective interest method. Such financial assets mainly include notes receivables, trade receivables, other receivables and debt investments, etc.

Fair value through other comprehensive income (FVOCI):

Yunnan Aluminum's business model for managing such financial assets is achieved both by collecting contractual cash flows and selling of these assets. The contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value through other comprehensive income, but impairment losses or gains, exchange gains and losses, and interest income calculated by effective interests method are recognised in the current profit or loss. Such financial assets mainly include receivables financing.

Equity instruments:

Yunnan Aluminum designates its non-tradable equity instrument investment that have no control, joint control or significant influence as the financial assets at FVOCI and presents them in other equity instruments investments. The dividend income of such financial assets is recognised in profit or loss.

B. *Impairment*

Yunnan Aluminum recognises provision based on expected credit losses for amortised cost and debt instrument investments at FVOCI, etc.

Based on reasonable information such as past events, current conditions and economic situation forecasts, Yunnan Aluminum calculates the default-risk-weighted present value of the difference between the agreed and expected cash flow to project the default loss of our contracts, to recognise the expected credit loss.

At each balance sheet date, Yunnan Aluminum measures expected credit losses for financial instruments at different stages respectively. At first stage, the credit risk on a financial instrument has not increased significantly since initial recognition, Yunnan Aluminum measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses; At second stage, the credit risk on a financial instrument has increased significantly but not to the point that it is considered credit-impaired, Yunnan Aluminum measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses. At third stage, financial instrument is considered credit-impaired, Yunnan Aluminum measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses.

For financial instruments with lower credit risk on the balance sheet date, Yunnan Aluminum assumes that its credit risk has not increased significantly since its initial recognition, and measures the loss allowance for the financial instrument at an amount equal to 12 months expected credit losses.

Yunnan Aluminum calculates interest income for financial instruments that are in first and second stage, as well as those with lower credit risk, based on gross carrying amount before deduction of impairment provision and the effective interest rate. For financial instruments in third stage, interest income is calculated on amortised cost, which is net carrying amounts after the impairment provision, and the effective interest rate.

For trade receivables and receivables financing derived from daily business activities such as sales of goods and rendering of services, Yunnan Aluminum will measure the loss provision according to the expected credit loss throughout its lifetime, regardless of whether there is significant financing component.

When the expected credit loss could not be assessed at reasonable cost, Yunnan Aluminum would group receivables into several portfolios according to credit risk characteristics, then calculate the expected credit loss on group basis. Yunnan Aluminum determines the classification of the portfolio as follows:

Notes receivables	All commercial bills and bank acceptance bills with low credit rating
Receivables financing	Bank acceptance bills with high credit rating
Receivables portfolio with credit terms	Trade receivables
Other receivables portfolio 1	Deposits and guarantees
Other receivables portfolio 2	Employee reserve fund
Other receivables portfolio 3	Current accounts and others

For the receivables divided into a group and the receivables, financing receivable derived from daily business activities such as sales of goods and rendering of services, Yunnan Aluminum calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of future economic conditions, and based on the preparation of comparison table between days of overdue receivable and lifetime expected credit loss rate throughout its lifetime. The other financing receivable and other receivables divided into groups, Yunnan Aluminum calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of the future economic conditions, and based on the exposure at default and lifetime expected credit loss rate within the next 12 months or throughout its lifetime.

Yunnan Aluminum recognises the gains or losses in profit or loss of the provision or reversal of the impairment. In the case of a debt instrument held at fair value through other comprehensive income, Yunnan Aluminum adjusts other comprehensive income while recording gain or loss in profit or loss.

C. Derecognition

A financial asset is derecognised when any of the below criteria is met: (1) the contractual rights to receive the cash flows from the financial asset expire; (2) the financial asset has been transferred and Yunnan Aluminum transfers substantially all the risks and rewards of ownership of the financial asset to the transferee; (3) the financial asset has been transferred and Yunnan Aluminum has not retained control of the financial asset, although the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset.

On derecognition of other equity instruments, the difference between the carrying amount and the sum of the consideration received and the cumulative changes in fair value that had been recognised directly in other comprehensive benefits, is recognised in retained earnings, and on derecognition of other financial instrument is recognised in retained earnings.

(2) Financial liabilities

Financial liabilities are classified as financial liabilities at amortised cost or financial liabilities at fair value through profit or loss at initial recognition.

The financial liabilities of Yunnan Aluminum mainly are financial liabilities at amortised cost, including notes payable and accounts payable, other payables, borrowings and long-term payables, etc. The financial liabilities are initially measured at fair value exclusive transaction costs and are subsequently measured at effective interest rate method. Financial liabilities with maturities within 1 year (inclusive) are presented in current liabilities. Financial liabilities with maturities more than 1 year but are due within 1 year (inclusive) at the balance sheet date are presented in current portion of non-current liabilities. Others are presented in non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the financial liability or the derecognised part of the financial liability and the consideration paid is recognised in profit or loss for the current period.

(3) Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. For the financial instrument which is not traded in active market, the fair value is determined by using a valuation technique with enough available data and other information to support in current situation. Valuation techniques include market approach, income approach and etc. When a valuation technique is used to establish the fair value of a financial instrument, we should consider the market inputs of the assets or liabilities which have consistent features of the assets or liabilities traded by market participants and make the maximum use of observable market inputs. When relevant observable inputs are not available or feasible, unobservable inputs are adopted.

11. Notes receivables

Not applicable.

12. Trade receivables

Not applicable.

13. Receivables financing

Not applicable.

14. Other receivables

Determination and accounting treatment methods of expected credit losses of other receivables

Not applicable.

15. Inventories

(1) Classification

Inventories include raw materials, work in progress and inventory goods are measured at the lower of cost and net realisable value.

(2) Valuation method of issued inventories

Cost is determined using the weighted average method. The cost of inventory goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(3) Basis for determining net realisable values of inventories and method for making provision for decline in the value of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(4) Yunnan Aluminum adopts the perpetual inventory system.

16. Contract assets

Not applicable.

17. Contract costs

Not applicable.

18. Asset held for sale

Not applicable.

19. Debt investment

Not applicable.

20. Other debt investment

Not applicable.

21. Long-term receivables

Not applicable.

22. Long-term equity investments

Long-term equity investments comprise the Company's long-term equity investments in its subsidiaries and Yunnan Aluminum's long-term equity investments in its associates.

Subsidiaries are the investees over which the Company is able to exercise control. Associates are the investees on which Yunnan Aluminum is able to exercise significant influence regarding its financial and operational decision.

Investments in subsidiaries are presented in the Company's financial statements using the cost method and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures are accounted for using the equity method.

(1) Determination of investment cost

For long-term equity investments acquired through a business combination: for long-term equity investments acquired through a business combination involving entities under common control, the investment cost shall be the absorbing party's share of the carrying amount of owners' equity of the party being absorbed at the combination date; for long-term equity investment acquired through a business combination involving entities not under common control, the investment cost shall be the combination cost.

For long-term equity investments acquired not through a business combination: for long-term equity investment acquired by payment in cash, the initial investment cost shall be the purchase price actually paid; for long-term equity investments acquired by issuing equity securities, the initial investment cost shall be the fair value of the equity securities issued.

(2) Subsequent measurement and recognition of related profit or loss

For long-term equity investments accounted for using the cost method, they are measured at the initial investment costs, and cash dividends or profit distribution declared by the investees are recognised as investment income in profit or loss for the current period.

For long-term equity investments accounted for using the equity method, where the initial investment cost of a long-term equity investment exceeds the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the long-term equity investment is measured at the initial investment cost. Where the initial investment cost is less than the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the difference is included in profit or loss and the cost of the long-term equity investment is adjusted upwards accordingly.

For long-term equity investments accounted for using the equity method, Yunnan Aluminum recognises the investment income according to its share of net profit or loss of the investee. Yunnan Aluminum discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor's net investment in the investee are reduced to zero. However, if Yunnan Aluminum has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, Yunnan Aluminum continues recognising the investment losses and the provisions. For changes in owners' equity of the investee other than those arising from its net profit or loss, its other comprehensive income, and its distributable profits, Yunnan Aluminum records its proportionate share directly into capital surplus, provided that Yunnan Aluminum's proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by Yunnan Aluminum's share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst Yunnan Aluminum and its investees are eliminated in proportion to Yunnan Aluminum's equity interest in the investees, and then based on which the investment gains or losses are recognised. For the loss on the intra-group transaction amongst Yunnan Aluminum and its investees attributable to asset impairment, any unrealised loss is not eliminated.

(3) Basis for determining existence of control, joint control or significant influence over investees

Control is possessing power over the investee so as to obtain variable returns from its operating activities. And it has the ability to use the power to impact the amount of return.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

(4) Impairment of long-term equity investments

The carrying amount of long-term equity investments in subsidiaries and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

23. Investment properties

Not applicable.

24. Fixed assets

(1) Conditions of recognition

Recognition and initial measurement of fixed assets.

Fixed assets comprise buildings, machinery, motor vehicles, among others.

Fixed assets are recognised when it is probable that the related economic benefits will flow to Yunnan Aluminum and the costs can be reliably measured. Fixed assets purchased or constructed are initially measured at cost at the acquisition date. The fixed assets contributed by the State shareholders at the reorganisation of the Company into a corporation entity are recognised based on the revaluated amounts approved by the state-owned assets administration department.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to Yunnan Aluminum and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(2) Depreciation method

Category	Depreciation method	Depreciation period	Residual value rate	Annual depreciation rate
Buildings and structures	Straight-line method	15–40 years	3% to 5%	2.38% to 6.47%
Machinery	Straight-line method	8–22 years	3% to 5%	4.32% to 12.13%
Motor vehicles	Straight-line method	6–12 years	3% to 5%	7.92% to 16.17%
Others	Straight-line method	7–12 years	3% to 5%	7.92% to 13.86%

A. Depreciation methods of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

B. The carrying amount of fixed assets is reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

C. Disposals of the fixed assets

The fixed assets are derecognised on disposal or when no future economic benefits are expected from their use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of fixed assets net of their carrying amounts and related taxes and expenses is recognised in the current profits or losses.

(3) Recognition, measurement and depreciation of fixed assets under finance lease

Not applicable.

25. Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. The carrying amount of construction in progress shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

26. Borrowing costs

The borrowing costs of Yunnan Aluminum that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time of acquisition and construction for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use, the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

27. Biological assets

Not applicable.

28. Oil and gas assets

Not applicable.

29. Right-of-use assets

Not applicable.

30. Intangible assets

(1) Valuation methods, service life, impairment test

The Group's intangible assets include land use rights, mining rights, exploration rights, non-proprietary technology electrolytic aluminum production indicators, etc. Intangible assets are measured initially at cost. During the course of transformation of the Company into a limited liability company, the initial costs of intangible assets injected by the State-owned shareholder were measured based on the valuation amount approved by the State-owned assets management authority.

(1) Land use rights

Land use rights are amortised on a straight-line basis over their estimated useful lives from the date they are available for use.

(2) Mining rights and mineral exploration rights

Mining rights are stated at cost less accumulated amortisation and are amortised using the units of production method from the date of commencement of operation. Exploration rights are measured at cost at the time of acquisition and are amortised using the units of production method from the date when the exploration rights are transferred to mining rights.

Exploration and evaluation assets include topographical and geological surveys, sampling and activities related to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing ore bodies as well as to expand the capacity of a mine. Expenditure incurred prior to

acquiring legal rights to explore an area is charged to profit or loss in the period in which it is incurred. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value and subsequently carried at cost less accumulated impairment. When it can be reasonably ascertained that a property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If a project is abandoned during the exploration and evaluation phase, all exploration and evaluation expenditure is written off.

(3) Electrolytic aluminum production indicators

Electrolytic aluminum capacity indicators are amortised evenly over the estimated useful lives.

(4) Periodical review of useful lives and amortisation method

For an intangible asset with a finite useful lives, review of its useful lives and amortisation method is performed at each year-end, with adjustment made as appropriate.

(5) Impairment of intangible assets

The carrying amount of intangible asset shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note II(17)).

(2) Accounting policies of internal R&D expenditure

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

A. It is technically feasible to complete the intangible asset so that it will be available for use or sale;

B. Management intends to complete the intangible asset, and use or sell it;

C. The way in which the intangible asset generates economic benefits, including the ability to prove the existence of a market for the products produced using the intangible asset or the existence of a market for the intangible asset itself, and the usefulness of the intangible asset if it is to be used internally;

D. There are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

E. The expenditure attributable to the intangible asset during its development phase can be reliably measured.

Development expenditures that do not meet the above criteria are recognised in profit or loss as incurred. Development expenditures charged to profit or loss in prior periods are not re-recognised as assets in subsequent periods. Expenditures in the development stage that have been capitalised are presented as development expenditures on the balance sheet and are transferred to intangible assets from the date the project reaches its scheduled use.

31. Impairment of long-term assets

Fixed assets, construction in progress, right-of-use assets, intangible assets with finite useful lives, and long-term equity investments in subsidiaries and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. Intangible assets which are not available for their intended use are tested at least annually for impairment, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an asset impairment loss are recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

32. Long-term unamortised expenses

Long-term prepaid expenses include the expenditure for improvements to fixed assets held under operating leases, and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent years. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

33. Contract liabilities

Not applicable.

34. Employee benefits

(1) Accounting treatment of short-term employment benefits

Employee benefits mainly include short-term employment benefit, post-employment benefits and termination benefits, other long-term employee benefits, among others, incurred in exchange for service rendered by employees or labour relation terminated.

Short-term employment benefits mainly include wages or salaries, bonuses, allowances and subsidies, staff welfare, medical insurance, work injury insurance, maternity insurance, housing funds, labour union funds, education funds, short-term payable leaves, etc. The short-term employment compensation is recognised as salaries and wages payable in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable. Non-monetary benefits are measured at fair value.

(2) Accounting treatment of post-employment benefits

Post-employment benefits are classified as defined contribution plan and defined benefit plan. Defined contribution is post-employment benefits plan in which Yunnan Aluminum is not obliged to make further payment after paying a certain amount to individual funds. Defined benefit plans is other post-employment benefits plan except for defined contribution plan. During the period, post-employment benefits mainly include basic social pension security and unemployed insurance those of which are defined contribution plan. Meanwhile, Yunnan Aluminum pays the supplementary pension funds for employees subject to the government's approval, which shall be managed by legal person and trustee institutions in compliance with the national regulations.

Basic pension benefits. Employees of Yunnan Aluminum participate in the defined contribution pension plan set up and administered by local labour and social security departments. Based on salaries of the employees, basic pensions are provided for monthly according to stipulated proportions, which is paid to local labour and social security institutions. After the employees are retired, the local labour and social security departments have the responsibility to pay basic pension benefits to them. Basic pension benefits are recognised as payables in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable.

(3) Accounting treatment of termination benefits

Termination benefits are payables when employment is terminated by Yunnan Aluminum before the employment contract expire, or compensation provided as an offer to encourage employees to accept voluntary redundancy. Yunnan Aluminum recognises termination benefits as liabilities and charges to profit or losses at the earlier of the following dates: when the Group can no longer withdraw the offer of termination plan; and when the Group recognises costs for restructuring which involving the payment of termination benefits.

Early retirement benefits. Yunnan Aluminum offers early retirement benefits to those employees who accept early retirement arrangements. The early retirement benefits refer to the salaries and social security contributions to be paid to and for the employees who accept voluntary retirement before the normal retirement date prescribed by the State, as approved by the management. Yunnan Aluminum pays early retirement benefits to those early retired employees from the early retirement date until the normal retirement date. Yunnan Aluminum accounts for the early retirement benefits in accordance with the treatment for termination benefits, in which the salaries and social security contributions to be paid to and for the early retired employees from the offduty date to the normal retirement date are recognised as liabilities with a corresponding charge to the profit or loss for the current period. The differences arising from the changes in the respective actuarial assumptions of the early retirement benefits and the adjustments of benefit standards are recognised in profit or loss in the period in which they occur.

The termination benefits expected to be settled within one year since the balance sheet date are classified as current liabilities.

(4) Accounting treatment of other long-term employee benefits

Not applicable.

35. Lease liabilities

Not applicable.

36. Provisions

Provisions for product quality guarantee and onerous contracts are recognised when Yunnan Aluminum has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably. Provisions are recognised when Yunnan Aluminum has a present obligation as a result of bauxite mining, alumina and electrolytic aluminum production, such as reclamation, disposal and environmental restoration, and it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

37. Share-based payments

Not applicable.

38. Other financial instruments such as preferred shares and perpetual bonds

Not applicable.

39. **Revenue**

Accounting policy adopted for revenue recognition and measurement

Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services.

Revenue is measured at the fair value of the consideration received or receivable for contracts or agreements for the sale of goods and rendering of services in the ordinary course of the Yunnan Aluminum's activities. Revenue is present net of discounts and returns.

If the consideration received or receivable from the contract exceeds the goods delivered or the completed labour, the excess part would be recognised as contracts liabilities. Contract assets and contract liabilities under the same contract are presented on a net basis.

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to Yunnan Aluminum, the revenue can be measured reliably, and the specific revenue recognition criteria have been met for each of the Group's activities as described below:

(1) Sales of goods

The contract on sales of goods between Yunnan Aluminum and the customers generally contains the obligation of transferring the goods only. Yunnan Aluminum produces and sells alumina, electrolytic aluminum and processed aluminum products to customers. Yunnan Aluminum delivers the products to the agreed delivery locations as stipulated in the contracts and recognises revenue at a point in time when the customers receive the control of relevant goods.

(2) Rendering of services

Revenue from the rendering of services is recognised within a period of time by reference to the progress of services completed based on the proportion of the incurred costs to the estimated total costs. At the balcane sheet date, Yunnan Aluminum re-estimates the progress of services completed to enable it to reflect changes in performance.

Costs for rendering of services are recognised as contract performance costs, and are carried forward to cost of main businesses pursuant to the progress of services completed when the revenue is recognised.

The adoption of different business models for the same type of business will lead to different accounting policies for revenue recognition

Not applicable.

40. **Government grants**

Government grants refer to the monetary or non-monetary assets obtained by Yunnan Aluminum from the government, including tax return, financial subsidy and etc.

Government grants are recognised when the grants can be received and Yunnan Aluminum can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by Yunnan Aluminum for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are recorded as deferred income and recognised in profit or loss on a systematic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognised in profit or loss, or deducted against related costs, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognised in profit or loss, expenses or losses directly in current period.

Yunnan Aluminum applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income or expenses.

For the policy loans with favourable interest rates, Yunnan Aluminum records the loans at the actual amounts and calculates the interests by loan principals and the favourable interest rates. The fiscal interest discounts directly received by Yunnan Aluminum offset the relevant borrowing expenses.

41. Deferred tax assets/deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries and associates, except where Yunnan Aluminum is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries and associates will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

The deferred tax assets and liabilities are related to the same tax payer within Yunnan Aluminum and the same taxation authority; and

That tax payer within Yunnan Aluminum has a legally enforceable right to offset current tax assets against current tax liabilities.

42. Leases

(1) Accounting treatment of operating lease

Lease refers to a contract in which the lessor transfers the use right of the assets to the lessee in a certain period of time to obtain the consideration.

Yunnan Aluminum as a lessee:

Yunnan Aluminum recognises right-of-use assets on the beginning date of the lease period and lease liabilities based on the present value of the unpaid amount of lease payment. Lease payments include fixed payment and the amount to be paid based on reasonable assurance that the purchase option will be exercised or the lease option will be terminated. The flexible rental based on the sales amount is not included in the lease payment and is recognised in profit or loss for the current period when actually incurred. Lease liabilities that are to be paid within one year (inclusive) since the balance sheet date are included in the current portion of non-current liabilities.

Yunnan Aluminum's right-of-use assets comprise of buildings, machinery and others. Right-of-use assets are initially measured at cost which includes the initially measured amount of lease liabilities, the lease payment and initial direct costs on or before the beginning date of the lease period, deducting the lease incentives already received. If Yunnan Aluminum can reasonably assure to obtain the ownership of lease assets when the lease period is due, depreciation is charged over the residual useful lives of lease assets. Otherwise, depreciation is charged over the shorter of the lease period and the residual useful lives of lease assets. The carrying amounts of right-of-use assets are reduced to the recoverable amounts when the recoverable amounts are below their carrying amounts.

For short-term leases with lease periods not exceeding 12 months and leases of low-value assets, Yunnan Aluminum chooses not to recognise the right-of-use assets and lease liabilities. And the related rental expenses are either recognised over the period of the lease in current profit or loss or capitalised as part of the cost of related assets on a straight-line basis.

Yunnan Aluminum as a lessor:

A lease that has substantially transferred almost all the risks and rewards related to the ownership of the leased asset is a financial lease. Other leases are operating leases.

Operating leases

When Yunnan Aluminum leases out self-owned buildings, machinery, motor vehicles, the rental income from the operating lease is recognised on the straight-line basis over the lease period. Yunnan Aluminum recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(2) Accounting treatment for financing leases

Not applicable.

43. Other critical accounting policy and estimate

Yunnan Aluminum continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

(1) The key criteria for selecting the accounting policies

Classification of financial assets

Yunnan Aluminum's key judgments in determining the classification of financial assets include business models and the analysis of contract cash flow characteristics.

Yunnan Aluminum defines the business model for managing financial assets at the level of the portfolio of financial assets, taking into account the way in which financial asset performance is evaluated and reported to key managers, the risks affecting financial asset performance, and how they are managed, and the way in which the relevant business managers receive compensation.

In assessing whether the contractual cash flows of financial assets are in line with the basic lending arrangements, Yunnan Aluminum has the following main judgments: whether the principal is likely to cause a change in the time distribution or amount of money during the lifetime due to prepayment, or whether the interest includes only currency time value, credit risk, Other basic borrowing risks as well as the cost and profit of the price. For example, whether the amount paid in advance reflects only outstanding principal and interest on the basis of outstanding principal, and reasonable compensation paid for the early termination of the contract.

(2) Critical accounting estimates and key assumptions

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

A. Provision for expected credit losses

Yunnan Aluminum uses exposure of default risk and expected credit loss rates to calculate expected credit losses, and determines expected credit loss rate based on risk of default and loss rate of default. Internal historical credit losses adjusted to reflect current and forward-looking information are used to determine expected credit loss rates.

When considering forward-looking information, Yunnan Aluminum has considered different macroeconomic scenarios. In 2021, the weights of the three economic scenarios of "benchmark", "unfavourable" and "favourable" were 60%, 20% and 20%, respectively. Yunnan Aluminum regularly monitors and reviews key macroeconomic assumptions and parameters related to the calculation of expected credit loss, including the risk of economic downturn, external market environment and technology environment, changes on customer conditions, gross domestic product (GDP) and consumer price index (CPI), etc. In 2021, Yunnan Aluminum had considered the uncertainty caused by the COVID-19, and updated relevant assumptions and parameters accordingly. The key macroeconomic parameters used in each scenario are listed as follows:

		Economic scenario		
Items	**Macroeconomic year**	**Benchmark**	**Unfavourable**	**Favourable**
GDP growth rates	2022	5.30%	5.04%	5.57%
	2023 and subsequent years	5.00%	4.75%	5.25%
CPI growth rate	2022	2.20%	2.09%	2.31%
	2023 and subsequent years	1.60%	1.52%	1.68%

B. Impairment assessment of long-term assets

When Yunnan Aluminum conducts impairment tests on fixed assets with indications of impairment, if the result of the impairment test indicates the recoverable amount of assets is less than its carrying amount, the difference shall be accounted for as impairment loss and included in the impairment loss. The recoverable amount is the higher of the asset's fair value less cost of disposal and the present value of the future cash flows expected to be derived from the asset, the calculation of which requires the adoption of accounting estimates (Note 4(17)).

Significant estimates have been applied in determining the recoverable amount of the relevant asset or group of assets for which there is an indication of impairment. If future events do not agree with these estimates, the recoverable amount will need to be revised and these revisions may have an impact on the results of operations or financial position of Yunnan Aluminum.

C. Useful lives of fixed assets

The management of Yunnan Aluminum will estimate the useful lives of fixed assets. Such estimates are based on the historical experience of the actual useful lives of the fixed assets in past years with the similar characters and functions. If there are any differences between the useful lives and the estimated useful lives before, the management will adjust the estimated useful lives of fixed assets accordingly or write off or write down the corresponding fixed assets when the related equipment with obsolete technology is scrapped or sold. As a result, estimates based on current experience may differ from actual results in the next accounting period, which may result in significant adjustments to the carrying amount of the fixed assets and depreciation expense in the balance sheet.

D. Estimation of net realisable value of inventories

Provision for decline in value of inventories is determined at the excess value of the cost of the inventories over their net realisable value. Yunnan Aluminum estimates the net realisable value of inventories. This estimate requires a comprehensive consideration of the ageing profile of inventories, whether there is any obsolete or damaged inventories, the estimated selling price of inventories, and the estimated costs to completion, selling expenses and related taxes. When the actual selling prices or costs or expenses of inventories differ from previous estimates, the management will adjust the net realisable value

accordingly. Therefore, the results of the estimation based on the existing experience may be different from the actual results in the future, which may lead to a material adjustment to the carrying amount of inventories in the balance sheet.

E. Income tax and deferred income tax

Yunnan Aluminum is subject to income taxes in numerous jurisdictions. There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from Yunnan Aluminum in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

As stated in Note III(2), some subsidiaries of Yunnan Aluminum are high-tech enterprises. The qualification of high-tech enterprise is valid for three years, upon expiration, application for high-tech enterprise assessment should be submitted again to the relevant government departments. Based on the historical experience of reassessment for high-tech enterprises upon expiration in previous years and the actual situation of the subsidiaries, Yunnan Aluminum considers that the subsidiaries can continue to obtain the assessment for high-tech enterprises in future years, and therefore a preferential tax rate of 15% is used to calculate the corresponding deferred income tax. If some subsidiaries fail to obtain the reassessment for high-tech enterprises upon expiration in the future, then the subsidiaries are subject to a statutory tax rate of 25% for the calculation of the income tax, which further influences the recognised deferred tax assets, deferred tax liabilities and income tax expenses.

As at 31 December 2021, the deferred income tax assets not yet offset amounted to RMB565,593,319.43. The deductible temporary differences and deductible amounts of the deferred income tax assets not recognised amounted to RMB1,270,312,479.05. It shall be required to estimate the realisability, time of realisation (mainly including market prices and sales volume of alumina and electrolytic aluminum in the future period by referring to when the relevant taxpayers predict the taxable income in the future) of future taxable income and the predictions of its applicable tax rate when recognising deferred income tax assets.

F. *Estimation of bauxite reserves*

Bauxite reserves are estimates of the amount that can be economically and legally extracted from the Yunnan Aluminum's mines. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, mining costs, transport costs, product demand and commodity prices.

Estimating the quantity and grade of reserves requires the shape, size and depth of the mine to be determined by analysing geological data. This process requires complex and difficult geological judgements and calculations to analyse the data.

As economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the operating period, estimates of reserves may change from period to period. Changes in estimated reserves will impact the amortisation of assets as calculated based on the unit-of-production method and the recoverable amount of the related mining assets.

G. *Estimation of reclamation, decommissioning and environmental clean-up obligations*

Reclamation, decommissioning and environmental clean-up obligations are determined by the management after taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, and discounting the expected expenditure to its present value. As the current bauxite mining activities and waste residue removal proceed with obvious impacts on the land and environment in the future, estimate of relevant cost may be subject to modification from time to time.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

44. Changes in significant accounting policies and accounting estimates

(1) Changes in significant accounting policies

☑ Applicable ☐ Not applicable

Contents of and reasons for changes in accounting policies	Approval procedure	Remarks
The Ministry of Finance issued the revised CAS No. 21 – Lease (the "**New Lease Standard**") in 2018 and the fifth batch of Implementation Q&A on CAS in November 2021. The China Securities Regulatory Commission issued the Guidance on the Application of Regulatory Rules – Accounting Class No. 2 in 2021. The above-mentioned standards and implementation Q&A were adopted by Yunnan Aluminum in preparing the financial statements for the year 2021.	Considered and approved at the 4th meeting of the eighth session of the Board of Directors held on 26 April 2021. Considered and approved at the 13th meeting of the eighth session of the Board of Directors held on. 21 March 2022	

A. *Lease*

Yunnan Aluminum and the Company initially applied the New Lease Standard on 1 January 2021. In accordance with the relevant regulations, Yunnan Aluminum and the Company has chosen not to reassess the contracts that had already existed prior to the date of initial application. Yunnan Aluminum and the Company adjusted the retained earnings and the amount of relevant items in the financial statements as at the beginning of 2021 for the cumulative impact of the standard, and the comparative financial statements of 2020 have not been restated.

a.

Unit: Yuan

Contents of and reasons for changes in accounting policies	The items affected in the financial statements	The amounts affected 1 January 2021 Yunnan Aluminum	the Company
For operating lease contracts that had already existed prior to the initial implementation of the New Lease Standard, Yunnan Aluminum and the Company apply different transition methods based on the remaining lease period:	Right-of-use assets	62,824,705.55	5,232,818.48
For operating lease contracts whose remaining lease period is more than 12 months, Yunnan Aluminum and the Company recognised the lease liabilities based on the remaining lease payment and the incremental borrowing interest rate on 1 January 2021, and recognised the carrying amount of the right-of-use assets, adjusted for the each amount equivalent to the lease liabilities and rental prepayments as necessary.	Lease liabilities	8,838,725.17	3,195,165.25
For operating lease contracts whose remaining lease period is 12 months or less and for low-value assets and operating lease contracts that had already existed prior to the initial implementation of the New Lease Standard, Yunnan Aluminum and the Company adopted the simplified method that do not recognise the right-of-use assets and lease liabilities, which has no significant impact on the financial statements.	Non-current liabilities due within one year	4,495,692.98	2,037,653.23

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

Contents of and reasons for changes in accounting policies	The items affected in the financial statements	The amounts affected 1 January 2021 Yunnan Aluminum	the Company
As a result of the implementation of the New Lease Standard, except for the expenditures of the rental prepayments and lease deposits relating to short-term leases and low-value assets leases accounted for with simplified treatment which were still included into the cash outflow generated from operating activities, the expenditures of the other rental prepayments and lease deposits were included into the cash outflow generated from financing activities.	Long-term deferred expenses	-49,490,287.40	

b. As at 1 January 2021, Yunnan Aluminum and the Company reconciled the unpaid minimum operating lease payment that disclosed under the original lease standard to the lease liabilities recognised under the New Lease Standard as follows:

Unit: Yuan

	Yunnan Aluminum	the Company
The minimum future operating lease payments disclosed as at 31 December 2020	14,712,310.88	5,879,049.47
The present value of the above-mentioned minimum operating lease payments discounted at the incremental borrowing rate	1,377,892.73	646,230.99
Lease liabilities recognised on 1 January 2021 (including Non-current liabilities due within one year) *(Note 24)*	13,334,418.15	5,232,818.48

Note 1: The basis for the disclosure of the outstanding minimum operating lease payments made by Yunnan Aluminum and the Company as at 31 December 2021 does not include the renewal option. In determining the lease liabilities as at the date of initial application, for leases where it is reasonably certain that the renewal option will be exercised, Yunnan Aluminum and the Company include the lease payments for the renewal period in the calculation of the lease liabilities.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

B. *Presentation of transportation costs*

Unit: Yuan

Contents of and reasons for changes in accounting policies	The names of the items affected in the financial statements	The amounts affected 2020 Consolidated	Company
For transportation costs incurred before the transfer of control of goods to customers and for the performance of sales contracts, Yunnan Aluminum and the Company reclassified all of them from selling expenses to operating costs.	Selling expenses	-571,964,804.99	-36,769,911.42
	Operating costs	571,964,804.99	-36,769,911.42

C. *Presentation of repair charges*

Unit: Yuan

Contents of and reasons for changes in accounting policies	The names of the items affected in the financial statements	The amounts affected In 2020 Consolidated	Company
The cost of routine repairs to fixed assets relating to the production and processing of inventories was included in the cost of the related assets in accordance with the principles for determining the cost of inventories.	Administration expense	-387,443,685.77	-79,424,591.99
	Operating costs	387,443,685.77	79,424,591.99

(2) ***Changes in significant accounting estimates***

☐ Applicable ☑ Not applicable

(3) ***Adjustments to relevant items in the financial statements as at the beginning of the year upon the initial implementation of the New Lease Standard since 2021***

☐ Applicable ☑ Not applicable

Is it necessary to adjust the items in the balance sheet as at the beginning of the year

☑ Yes ☐ No

Consolidated Balance Sheet

Unit: Yuan

Items	31 December 2020	1 January 2021	Adjustment
Current assets:			
Monetary funds	1,186,778,341.03	1,186,778,341.03	
Clearing settlement funds			
Placements with banks and other financial institutions			
Financial assets held for trading			
Derivative financial assets			
Notes receivables			
Trade receivables	162,616,528.94	162,616,528.94	
Receivables financing	274,917,710.78	274,917,710.78	
Prepayments	134,966,969.83	134,966,969.83	
Premium receivables			
Reinsurance receivables			
Reinsurance contract reserves receivable			
Other receivables	73,711,158.71	73,711,158.71	
Including: interest receivables			
Dividends receivables			
Financial assets purchased with agreement to re-sale			
Inventories	3,543,978,904.95	3,543,978,904.95	
Contract assets			

Items	31 December 2020	1 January 2021	Adjustment
Assets held for sale			
Non-current assets due within one year			
Other current assets	674,408,316.41	674,408,316.41	
Total current assets	6,051,377,930.65	6,051,377,930.65	
Non-current assets:			
Loans and advances to customers			
Debt investments			
Other debt investments			
Long-term receivables			
Long-term equity investments	474,038,011.84	474,038,011.84	
Other investment in equity instruments	56,009,093.26	56,009,093.26	
Other non-current financial assets			
Investment properties			
Fixed assets	28,115,806,967.88	28,115,806,967.88	
Construction in progress	1,998,518,315.74	1,998,518,315.74	
Bearer biological assets			
Oil and gas assets			
Right-of-use assets		62,824,705.55	62,824,705.55
Intangible assets	2,954,748,369.54	2,954,748,369.54	
Development expenses			
Goodwill			
Long-term deferred expenses	98,294,040.76	48,803,753.36	-49,490,287.40
Deferred income tax assets	266,311,261.10	266,311,261.10	
Other non-current assets	1,003,493,722.57	1,003,493,722.57	
Total non-current assets	34,967,219,782.69	34,980,554,200.84	13,334,418.15
Total assets	41,018,597,713.34	41,031,932,131.49	13,334,418.15

Items	31 December 2020	1 January 2021	Adjustment
Current liabilities:			
Short-term borrowings	5,632,438,846.00	5,632,438,846.00	
Borrowings from central bank			
Borrowings from banks and other financial institutions			
Financial liabilities held for trading			
Derivative financial liabilities			
Notes payables	2,014,772,391.82	2,014,772,391.82	
Trade payables	7,347,790,425.84	7,347,790,425.84	
Receipts in advance			
Contract liabilities	197,815,977.50	197,815,977.50	
Financial assets sold under agreements to repurchase			
Deposit taking and deposit in inter-bank market			
Agent brokerage fees			
Agent underwriting fees			
Staff salaries payables	282,482,486.83	282,482,486.83	
Taxes payables	207,953,285.68	207,953,285.68	
Other payables	285,047,872.85	285,047,872.85	
Including: interest payables	11,076,444.81	11,076,444.81	
Dividends payables			
Handling charges and commissions payables			
Reinsurance accounts payables			
Liabilities held for sale			
Non-current liabilities due within one year	1,358,467,803.76	1,362,963,496.74	4,495,692.98
Other current liabilities	25,821,363.86	25,821,363.86	
Total current liabilities	17,352,590,454.14	17,357,086,147.12	4,495,692.98
Non-current liabilities:			
Deposits for insurance contracts			

Items	31 December 2020	1 January 2021	Adjustment
Long-term borrowings	9,357,661,896.00	9,357,661,896.00	
Bonds payables			
Including: preferred shares			
Perpetual bonds			
Lease liabilities		8,838,725.17	8,838,725.17
Long-term payables	108,647,454.54	108,647,454.54	
Long-term staff salaries payables	65,633,176.26	65,633,176.26	
Estimated liabilities	82,505,899.69	82,505,899.69	
Deferred income	207,223,890.31	207,223,890.31	
Deferred income tax liabilities	32,637,645.72	32,637,645.72	
Other non-current liabilities	53,000,000.00	53,000,000.00	
Total non-current liabilities	9,907,309,962.52	9,916,148,687.69	8,838,725.17
Total liabilities	27,259,900,416.66	27,273,234,834.81	13,334,418.15
Owners' equity:			
Share capital	3,128,206,556.00	3,128,206,556.00	
Other equity instruments			
Including: preferred shares			
Perpetual bonds			
Capital reserve	8,033,153,919.09	8,033,153,919.09	
Less: treasury share			
Other comprehensive income	-69,014,623.56	-69,014,623.56	
Special reserve	69,785,408.80	69,785,408.80	
Surplus reserve	345,045,411.63	345,045,411.63	
General risk reserve			
Undistributed profits	298,516,215.92	298,516,215.92	
Total equity attributable to the owners of the parent company	11,805,692,887.88	11,805,692,887.88	
Minority interests	1,953,004,408.80	1,953,004,408.80	
Total owners' equity	13,758,697,296.68	13,758,697,296.68	
Total liabilities and owners' equity	41,018,597,713.34	41,031,932,131.49	13,334,418.15

Description of the adjustments

The Ministry of Finance revised and issued CAS No. 21 – Lease (Cai Kuai [2018] No. 35) (the "**New Lease Standard**") on 7 December 2018, requiring enterprises that are listed both domestically and overseas and enterprises that are listed overseas adopting the International Financial Reporting Standards or CAS for preparation of financial statements to adopt that with effect from 1 January 2019; and other enterprises applying CAS to adopt that with effect from 1 January 2021.

The Company has been applying the New Lease Standard from 1 January 2021. The Company has selected the following methods of transition to account for leases and applied it consistently to all leases under which the Company was the lessee. The Company adjusted the retained earnings and the amount of relevant items in the financial statements as at the beginning of the year during which this standard was initially applied for the cumulative impact of the standard, and the information of the comparative period was not adjusted.

(1) For the finance leasing before the date of initial application, the Company measured the right-of-use assets and lease liabilities respectively based on the original book value of finance lease asset and the finance lease payable on the date of initial application.

(2) For an operating lease prior to the date of initial application, the Company measured the lease liabilities at the present value of the remaining lease payments, discounted at the lessee's incremental borrowing rate as at the date of initial application, and chose to measure the right- of-use assets according to each lease as follows: the amount equivalent to the lease liabilities, adjusted for any rental prepayments as necessary.

(3) At the date of initial application, the Company conducted impairment test on the right-of-use assets in accordance with the "China Accounting Standards for Business Enterprises No. 8 – Impairment of Assets" and conducted corresponding accounting treatment.

The change in accounting policy will increase the consolidated total assets by RMB13,334,418.15 and total liabilities by RMB13,334,418.15 and increase the balance sheet ratio by 0.01%, with no significant impact on the consolidated owners' equity and net profit; and increase the parent company's total assets by RMB5,232,818.48 and total liabilities by RMB5,232,818.48 and increase the parent company's balance sheet ratio by 0.01%, with no significant impact on the owners' equity and net profit of the parent company as of 1 January 2021 compared to 31 December 2020.

Balance Sheet of the Parent Company

Unit: Yuan

Items	31 December 2020	1 January 2021	Adjustment
Current assets:			
Monetary funds	719,135,371.59	719,135,371.59	
Financial assets held for trading			
Derivative financial assets			
Notes receivables			
Trade receivables	1,398,748,305.87	1,398,748,305.87	
Receivables financing	56,180,824.35	56,180,824.35	
Prepayments	5,372,224,426.49	5,372,224,426.49	
Other receivables	186,091,525.72	186,091,525.72	
Including: interest receivables			
Dividends receivables			
Inventories	398,287,004.08	398,287,004.08	
Contract assets			
Assets held for sale			
Non-current assets due within one year			
Other current assets	43,965,853.14	43,965,853.14	
Total current assets	8,174,633,311.24	8,174,633,311.24	

Items	31 December 2020	1 January 2021	Adjustment
Non-current assets:			
Debt investments	1,079,297,534.73	1,079,297,534.73	
Other debt investments			
Long-term receivables			
Long-term equity investments	11,836,760,656.33	11,836,760,656.33	
Other investment in equity instruments	33,364,932.84	33,364,932.84	
Other non-current financial assets			
Investment properties			
Fixed assets	1,820,938,976.48	1,820,938,976.48	
Construction in progress	36,709,697.04	36,709,697.04	
Bearer biological assets			
Oil and gas assets			
Right-of-use assets		5,232,818.48	5,232,818.48
Intangible assets	74,926,192.15	74,926,192.15	
Development expenses			
Goodwill			
Long-term deferred expenses	3,801,685.10	3,801,685.10	
Deferred income tax assets	48,042,967.32	48,042,967.32	
Other non-current assets	541,720,900.00	541,720,900.00	
Total non-current assets	15,475,563,541.99	15,480,796,360.47	5,232,818.48
Total assets	23,650,196,853.23	23,655,429,671.71	5,232,818.48

Items	31 December 2020	1 January 2021	Adjustment
Current liabilities:			
Short-term borrowings	985,200,000.00	985,200,000.00	
Financial liabilities held for trading			
Derivative financial liabilities			
Notes payables	2,510,000,000.00	2,510,000,000.00	
Trade payables	3,348,544,286.27	3,348,544,286.27	
Prepayments			
Contract liabilities	133,067,124.38	133,067,124.38	
Staff salaries payables	57,583,421.45	57,583,421.45	
Taxes payables	47,239,222.52	47,239,222.52	
Other payables	60,265,529.74	60,265,529.74	
Including: interest payables	5,378,898.10	5,378,898.10	
Dividends payables			
Liabilities held for sale			
Non-current liabilities due within one year	118,000,000.00	120,037,653.23	2,037,653.23
Other current liabilities	17,298,726.17	17,298,726.17	
Total current liabilities	7,277,198,310.53	7,279,235,963.76	2,037,653.23
Non-current liabilities:			
Long-term borrowings	4,648,000,000.00	4,648,000,000.00	
Bonds payables			
Including: preferred shares			
Perpetual bonds			
Lease liabilities		3,195,165.25	3,195,165.25
Long-term payables	990,000.00	990,000.00	
Long-term staff salaries payables	20,464,043.16	20,464,043.16	
Estimated liabilities	6,748,215.64	6,748,215.64	
Deferred income	29,095,443.27	29,095,443.27	
Deferred income tax liabilities			
Other non-current liabilities			
Total non-current liabilities	4,705,297,702.07	4,708,492,867.32	3,195,165.25
Total liabilities	11,982,496,012.60	11,987,728,831.08	5,232,818.48

Items	31 December 2020	1 January 2021	Adjustment
Owners' equity:			
Share capital	3,128,206,556.00	3,128,206,556.00	
Other equity instruments			
Including: preferred shares			
Perpetual bonds			
Capital reserve	8,394,745,336.78	8,394,745,336.78	
Less: treasury share			
Other comprehensive income	-29,564,492.56	-29,564,492.56	
Special reserve	21,621,316.75	21,621,316.75	
Surplus reserve	344,759,636.94	344,759,636.94	
Undistributed profits	-192,067,513.28	-192,067,513.28	
Total owners' equity	11,667,700,840.63	11,667,700,840.63	
Total liabilities and owners' equity	23,650,196,853.23	23,655,429,671.71	5,232,818.48

Explanation on adjustments

See the explanation on adjustments to the consolidated balance sheet.

(4) Explanation of preliminary data retrospectively adjusting the new lease standards for the first time starting from 2021

☐ Applicable ☑ Not applicable

45. Others

Segment information

Yunnan Aluminum will determine operation segment on the basis of the internal organizational structure, management requirements and internal report system, and determine reporting segment on the basis of operation segment, and disclose such segment information.

An operating segment is a component of Yunnan Aluminum that meets the following conditions simultaneously: (1) the component is able to generate revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly evaluated by Yunnan Aluminum's management to make decisions about resources to be allocated to the segment and to assess its performance; (3) for which the information on financial position, operating results and cash flows is available to Yunnan Aluminum. Two or more operating segments may be aggregated into a single operating segment if they have similar economic characteristics and meet specified conditions.

VI. TAXATION

1. Major taxes and tax rates

Taxes	Tax basis	Tax rate
Value-added tax	Taxable value-added amount (tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible input tax for the current period)	13%, 9%, 6%, 5% and 3%
City maintenance and construction tax	Value-added tax paid	7%, 5% and 1%
Corporate income tax	Taxable income	25%, 15% and 16.5%

Disclosure of taxable entities subject to different corporate income tax rates

Name of Tax Payer	Income tax rate
Not applicable.	Not applicable.

2. Tax preference

(1) Pursuant to the Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances (Cai Shui [2018] No. 54), the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies (Cai Shui [2021] No. 6) and other relevant regulations issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2021, the newly purchased equipment of less than RMB5 million can be included in the current costs and expenses in a lump sum in the next month after the asset is put into use, and shall be deducted when calculating the taxable income, instead of being depreciated annually for tax filing.

According to the Notice on Issuing the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Energy and Water Conservation and Environmental Protection jointly promulgated by 5 Departments including the State Council, the Ministry of Finance, the State Administration of Taxation, the Ministry of Environmental Protection, where an enterprise purchases and actually uses special equipment for environmental protection listed in the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Environmental Protection, 10% of the investment amount in the special purpose equipment may be offset against its tax payable for the current year; where the tax payable is insufficient for the credit, the excess may be carried forward for credit in the following five taxable years.

(2) Pursuant to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform (Announcement [2019] No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs) and relevant regulations issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, the value-added tax rate applicable to Yunnan Aluminum's revenue from sales of goods is 13% from 1 April 2019, and the value-added tax rate applicable to Yunnan Aluminum's revenue from provision of services such as cargo transportation is 9%. The value-added tax rate applicable to revenue from rendering of services is 6%. Some of the businesses are subject to simplified taxation method with applicable tax rates of 5% and 3%.

Tax preference:

(1) In 2021, Yunnan Haoxin Aluminum Foil Co., Ltd. (“**Haoxin Aluminum Foil**”), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202153000585) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2021, Yunnan Yunlv Yongxin Aluminum Co., Ltd. (“**Yongxin Aluminum**”), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202153000289) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2021, Yunnan Yuanxin Charcoal Co., Ltd. (“**Yuanxin Carbon**”), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202153000750) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2020, Yunnan Yunlv Zexin Aluminum Co., Ltd. (“**Zexin Aluminum**”), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202053000298) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Yunnan Wenshan Aluminum Co., Ltd. ("**Wenshan Aluminum**"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000059) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Qujing Yunal Ganxin Aluminum Co., Ltd. ("**Yunal Ganxin**"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000093) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Yunnan Yunlv Runxin Aluminum Co., Ltd. ("**Runxin Aluminum**"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000441) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Yunnan Yunlv Haixin Aluminum Co., Ltd. ("**Haixin Aluminum**"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000017) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

(2) According to the Catalogue of Encouraged Industries in the Western Region (2020 Edition) revised by the National Development and Reform Commission and the Notice of the Yunnan Development and Reform Commission on the Catalogue of Encouraged Industries in the Western Region (2020 Edition), the green aluminum industry has been included in the new encouraged industries in Yunnan Province and enjoys the relevant policies on fiscal, tax, finance, land, import and export of equipment, etc. of the National Western Development. Yunnan Aluminum Co., Ltd. is mainly engaged in the processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina, which are eligible for the preferential tax rate of 15% under the Industrial Structure Adjustment Guidance Catalogue (2019 Edition) for the encouraged projects.

According to the Confirmation Letter on Relevant Businesses of 51 Enterprises Including Yunnan Xinchu Financing Guarantee Co., Ltd. Which Belong to the Encouraged Industries by the State (Yun Fa Gai Ban Xi Bu [2013] No. 397) issued by the Development and Reform Commission of Yunnan Province. The main business products of Heqing Yixin, a subsidiary of the Company, include aluminum ingots for remelting, refined aluminum ingots for remelting and aluminum alloys for casting, which are in line with the encouraged items in the Catalogue for the Guidance of Industrial Structure Adjustment (2011 version), and the main business revenue of such products accounted for more than 70% of the total revenue of the enterprise in the current year. In 2019, Heqing Yixin has obtained the approval from the competent tax authority for this preferential tax treatment and is entitled to a reduced enterprise income tax rate of 15%. In addition, Heqing Yixin obtained the High-tech Enterprise Certificate (Certificate No. GR202053000059) issued by the Science and Technology Department of Yunnan Province in 2020. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

3. Others

Yunnan Aluminum International, a subsidiary of the Company, is incorporated in Hong Kong and is subject to corporate income tax in Hong Kong at a rate of 16.5%.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Monetary funds

Unit: Yuan

Items	Closing balance	Opening balance
Cash on hand	28,157.31	43,708.60
Bank deposits	1,546,369,609.74	541,310,838.64
Other monetary funds	76,240,450.29	645,423,793.79
Total	1,622,638,217.34	1,186,778,341.03
Including: total amount deposited abroad	10,082,051.32	9,296,923.31
Total restricted amount due to mortgages, pledges or freezes	76,240,450.29	645,423,793.79

Other explanation:

See IV (57) for details of restricted monetary funds.

2. Financial assets held for trading

Not applicable.

3. Derivative financial assets

Not applicable.

4. Notes receivables

(1) Classification of notes receivables by Category

Unit: Yuan

Items	Closing balance	Opening balance
Bank acceptance notes	66,671,963.47	
Total	66,671,963.47	

If the bad debt provision of notes receivables is made in accordance with the general model of expected credit losses, please disclose the relevant information of bad debt provision with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

(2) Provision for bad debts made, recovered or reversed in the current period

Not applicable.

(3) Notes receivable pledged by the Company at the end of the period

Not applicable.

(4) Notes receivable endorsed or discounted by the Company at the end of the period and yet due on the balance sheet date

Unit: Yuan

Items	Amount derecognised at the end of the period	Amount not derecognised at the end of the period
Bank acceptance notes		66,671,963.47

(5) Notes transfer to trade receivables due to non-performance of the drawer during the end of the period

Not applicable.

(6) Actual write-off of notes receivable for the current period

Not applicable.

5. Trade receivables

(1) Disclosure of Trade Receivables by Category

Unit: Yuan

	Closing balance					Opening balance				
	Carrying balance		Provision for bad debts			Carrying amount		Provision for bad debts		
Category	Amount	Percentage	Amount	Percentage of provision	Carrying amount	Amount	Percentage	Amount	Percentage of provision	Carrying amount
Trade receivables provided for bad debts on an individual basis	37,935,255.76	42.83%	37,935,255.76	100.00%		37,935,255.76	17.44%	37,935,255.76	100.00%	
Including:										
Trade receivables provided for bad debts on a collective basis	50,634,849.66	57.17%	15,942,405.61	31.49%	34,692,444.05	179,565,223.36	82.56%	16,948,694.42	9.44%	162,616,528.94
Including:										
Total	88,570,105.42	100.00%	53,877,661.37	60.83%	34,692,444.05	217,500,479.12	100.00%	54,883,950.18	25.23%	162,616,528.94

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

Provision for bad debts on an individual basis:

Unit: Yuan

	Closing balance			
Items	Carrying balance	Provision for bad debts	Percentage of provision	Reason for provision
Company A	17,287,405.58	17,287,405.58	100.00%	Without liquidatable assets, expected to be unrecoverable.
Company B	16,846,837.68	16,846,837.68	100.00%	Unrecoverable in long-term.
Company C	3,801,012.50	3,801,012.50	100.00%	Unrecoverable in long-term.
Total	37,935,255.76	37,935,255.76		

Provision for bad debts on a collective basis:

Unit: Yuan

	Closing balance		
Items	Carrying balance	Provision for bad debts	Percentage of provision
Aged within 1 year	21,571,734.76	753,236.16	3.49%
Aged 1 to 2 years	14,457,889.15	707,615.90	4.89%
Aged over 3 years	14,605,225,75	14,481,553.55	99.15%
Total	50,634,849.66	15,942,405.61	

Explanation of the basis for determining the portfolio:

If provision for bad debts of trade receivables was made using the general approach of expected credit loss, please disclose the relevant information on provision for bad debts with reference to the disclosures of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Age	Carrying balance
1 year (inclusive)	21,527,734.76
1 to 2 years	14,457,889.15
2 to 3 years	11,338,226.76
Over 3 years	41,246,254.75
3 to 4 years	10,273,621.28
4 to 5 years	7,831,604.47
Over 5 years	23,141,029.00
Total	88,570,105.42

(2) Provision for bad debts made, recovered or reversed during the period

Provision for bad debts during the period: provision for bad debts during the year amounted to RMB469,604.78 and provision for bad debts recovered or reversed for the year amounted to RMB1,475,893.59.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	Closing balance of receivables	Percentage of total receivables at the end of the period	Closing balance of bad debt provision
Total amount of top five receivables	53,606,593.90	60.52%	37,937,539.08
Total	53,606,593.90	60.52%	

(5) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

(6) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

6. Receivables financing

Unit: Yuan

Items	Closing balance	Opening balance
Receivables financing	170,610,376.15	274,917,710.78
Total	170,610,376.15	274,917,710.78

Changes in receivables financing for the period and changes in fair value

☐ Applicable ☑ Not applicable

If the bad debt provision of receivables financing is made in accordance with the general model of expected credit losses, please disclose the relevant information of provision for impairment with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Other explanation:

Certain bank acceptance notes of Yunnan Aluminum are discounted and endorsed for the purpose of daily treasury management, and are qualified for derecognition. Therefore, such bank acceptance notes are classified to financial assets at fair value through other comprehensive income.

As at 31 December 2021, Yunnan Aluminum had no bank acceptance notes with single provision for impairment. Yunnan Aluminum has measured provision for bad debts based on the lifetime expected credit loss. Yunnan Aluminum believes that the credit risk characteristics of these bank acceptance notes were similar, no provision for impairment was made individually. In addition, there was no significant credit risk of the bank acceptance notes and will not cause significant losses due to bank default.

As at 31 December 2021, Yunnan Aluminum's endorsed or discounted but not yet due notes receivable listed in receivables financing are as follows:

	Derecognised	Not Derecognised
Bank acceptance notes	10,294,672,247.00	

As at 31 December 2021, Yunnan Aluminum had no pledged bank acceptance note receivable for receivables financing.

7. Prepayment

(1) *Ageing analysis of prepayment*

Unit: Yuan

	Closing balance		Opening balance	
Ageing	Amount	Percentage	Amount	Percentage
Within 1 year	100,617,656.46	97.17%	128,010,479.67	94.85%
1 to 2 years	1,312,768.44	1.27%	3,935,178.99	2.92%
2 to 3 years	898,285.57	0.87%	1,135,348.48	0.83%
Over 3 years	710,498.13	0.69%	1,885,962.69	1.40%
Total	103,539,208.60		134,966,969.83	

Reasons for delayed settlement of significant prepayments with an age of over one year

As at 31 December 2021, the prepayments aged over one year amounted to RMB2,921,552.14 (31 December 2020: RMB6,956,490.16), which were mainly prepayments for raw materials.

(2) *Top five prepayments of closing balance by prepayment object*

As at 31 December 2021, the balance of top five prepayments by debtors are summarised and analysed as follows:

Unit: Yuan

Name of entity	Amount	Percentage of total prepayments
Total balances of top five prepayments	81,602,290.35	78.81%

8. Other receivables

Unit: Yuan

Items	Closing balance	Opening balance
Other receivables	67,868,865.71	73,711,158.71
Total	67,868,865.71	73,711,158.71

(1) *Interest receivables*

Not applicable.

(2) *Dividend receivables*

Not applicable.

(3) *Other receivables*

1) *Classification of other receivables by nature*

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivables	74,972,229.66	46,147,091.53
Deposits and guarantees receivable	1,627,241.53	15,191,299.89
Temporary loan receivable	24,000,000.00	34,000,000.00
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	7,031,458.82	12,533,465.36
Less: provision for bad debts	-50,180,431.95	-44,579,065.72
Total	67,868,865.71	73,711,158.71

2) *Provision for bad debts*

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2021	1,057,058.68		43,522,007.04	44,579,065.72
Balance at 1 January 2021 in the current period				
Provision for the period	1,109,973.77		4,826,132.84	5,936,106.61
Reversal for the period	90,940.38		243,800.00	334,740.38
Balance at 31 December 2021	2,076,092.07		48,104,339.88	50,180,431.95

Changes in book balance with significant changes in loss provision for the period

☑ Applicable ☐ Not applicable

As at 31 December 2021 and 31 December 2020, Yunnan Aluminum has no other receivables in the second stage. Other receivables in the first and third stage are analysed as follows:

As at 31 December 2021, the other receivables provided for bad debts on an individual basis are analysed as follows:

Unit: Yuan

Stage 3	Carrying balance	Lifetime ECL rate	Provision for bad debts	Reason
Company D	24,000,000.00	77.62%	18,629,365.64	Overdue for more than three years and subject to credit impairment losses.
Company E	10,418,367.65	100.00%	10,418,367.65	The terms of the specific agreements have not been agreed by both parties, which have overdue for more than three years and are expected to be unrecoverable.
Company F	3,800,000.00	100.00%	3,800,000.00	No long-term relationship, repeated recoveries have been unsuccessful and recovery is not expected.
Company G	3,577,141.30	100.00%	3,577,141.30	No long-term relationship, repeated recoveries have been unsuccessful and recovery is not expected.
Others	11,978,447.19	97.50%	11,679,465.29	Longer expected collection schedule and subject to credit impairment losses.
Total	53,773,956.14	89.46%	48,104,339.88	

As at 31 December 2021, the other receivables provided for bad debts on a collective basis are all in the first stage and are analysed as follows:

Unit: Yuan

	31 December 2021		
Portfolio	Carrying amount Amount	Loss provision Amount	Provision percentage
Deposits and guarantees	1,063,142.53	56,463.27	5.31%
Employee reserve fund	1,210,478.94	5,000.00	0.41%
Current accounts and others	62,001,720.05	2,014,628.80	3.25%
Total	64,275,341.52	2,076,092.07	3.23%

Disclosure by ageing

Unit: Yuan

Aging	Book balance
Within 1 year (inclusive)	49,653,479.74
1 to 2 years	16,528,264.78
2 to 3 years	4,013,066.36
Over 3 years	47,854,486.78
3 to 4 years	2,261,302.68
4 to 5 years	320,709.86
Over 5 years	45,272,474.24
Total	118,049,297.66

3) Provision for bad debts made, recovered or reversed in the current period

Not applicable.

4) Other receivables actually written off during the period

Not applicable.

5) Top five debtors of other receivables at the end of the period

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
Company H	Prepayment	24,977,213.40	Within 1 year	21.16%	
Company D	Borrowings	24,000,000.00	Over 3 years	20.33%	18,629,365.64
Company E	Profit/loss on transition of equity interests	10,418,367.65	Over 3 years	8.83%	10,418,367.65
Company I	Government grants	7,000,000.00	1 to 2 years	5.93%	
Company J	Prepayment	5,255,314.89	1 to 2 years	4.45%	482,846.80
Total		71,650,895.94		60.70%	29,530,580.09

6) Receivables involving in government grants

Not applicable.

7) Other receivables terminated for recognition due to transfer of financial assets

Not applicable.

8) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

9. Inventory

Whether the Company needs to comply with the disclosure requirements for real estate industries:

No

(1) Classification of inventory

Unit: Yuan

Items	Closing balance: Book balance	Closing balance: Provision for impairment of inventory and contract performance cost	Closing balance: Book value	Opening balance: Book balance	Opening balance: Provision for impairment of inventory and contract performance cost	Opening balance: Book value
Raw materials	977,091,774.05	13,782,563.20	963,309,210.85	1,210,246,943.35	14,032,097.37	1,196,214,845.98
Finished goods	344,663,182.31	58,485,462.90	286,177,719.41	802,978,963.99	58,845,889.50	744,133,074.49
Goods in transit	1,504,550.86		1,504,550.86	4,639,542.72		4,639,542.72
Semi-finished goods and work-in-process	1,802,663,252.78	11,945,261.93	1,790,717,990.85	1,605,544,398.64	13,974,529.57	1,591,569,869.07
Processing material consigned				7,421,572.69		7,421,572.69
Total	3,125,922,760.00	84,213,288.03	3,041,709,471.97	3,630,831,421.39	86,852,516.44	3,543,978,904.95

(2) Provision for impairment of inventory and contract performance cost

Unit: Yuan

Items	Opening balance	Increase during the period: Provision	Increase during the period: Other	Decrease during the period: Reversal or reselling	Decrease during the period: Other	Closing balance
Raw materials	14,032,097.37	11,473,494.38		11,723,028.55		13,782,563.20
Finished goods	58,845,889.50	329,444.63		689,871.23		58,485,462.90
Semi-finished goods and work-in-process	13,974,529.57	2,123,273.29		4,152,540.93		11,945,261.93
Total	86,852,516.44	13,926,212.30		16,565,440.71		84,213,288.03

Provision for impairment of inventory are as follows:

	Basis for determining net realizable value	Reasons for reversal or write-off of provision for impairment of inventory during the year
Raw materials	The estimated selling price less the production costs to completion and selling segment expenses and taxes	Value recovered or sale processed
Semi-finished goods and work-in-process	The estimated selling price less the production costs to completion and selling segment expenses and taxes	Value recovered or sale processed
Finished goods and goods in transit	The estimated selling price in the less selling segment expenses and taxes	Value recovered or sold

(3) Explanation about inclusion of capitalised amount of the borrowing cost in the closing balance of inventories

Not applicable.

(4) Explanation for amortised amount of contract performance cost of current period

Not applicable.

10. Contract assets

Not applicable.

11. Assets held for sale

Not applicable.

12. Non-current assets due within one year

Not applicable.

13. Other current assets

Unit: Yuan

Items	Closing balance	Opening balance
VAT input to be deducted	243,519,753.03	611,162,021.43
Prepaid corporate income tax	2,560,797.56	1,943,798.06
Deposit for financial lease borrowings		60,700,000.00
Others	6,683,965.10	602,496.92
Total	252,764,515.69	674,408,316.41

14. Debt investment

Not applicable.

15. Other Debt investment

Not applicable.

16. Long-term receivables

Not applicable.

17. Long-term equity investments

Unit: Yuan

Invested Entity	Opening balance (Carrying amount)	Increase/decrease during the current period: Increase in investment	Decrease in investment	Investment gains/losses recognised under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (Carrying amount)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan Tianye Chemical Co., Ltd (雲南天冶化工有限公司) ("Tianye Chemical")	103,886,436.70			3,699,730.02			-1,526,685.49			106,059,481.23	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司) ("Metallurgy Resources")	53,110,100.00			-9,265,015.13						43,845,084.87	-27,736,226.30
Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司) ("Shanghai Dianxin") (i)	58,941,476.58		-56,183,166.93	361,690.35			-3,120,000.00				
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司) ("Jiecheng Logistics")	50,960,539.18			521,878.57						51,482,417.75	
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司) ("Defu Environmental Protection")	17,562,599.88			1,993,106.02			-636,499.74			18,919,206.16	
China International Alumina Development Co., Ltd. (中色國際氧化鋁開發有限公司)	13,382,520.20			-1,270,002.33						12,112,517.87	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司) ("PetroChina Huineng")	8,495,087.35			113,980.32						8,609,067.67	
Yunnan Sotong Yunnan Aluminum Carbon Material Co., Ltd. (雲南索通雲鋁炭材料有限公司) ("Yunnan Sotong")	167,699,251.95			-2,099,361.15						165,599,890.80	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)											
Subtotal	474,038,011.84		-56,183,166.93	-5,943,993.33			-5,283,185.23			406,627,666.35	-27,736,226.30
Total	474,038,011.84		-56,183,166.93	-5,943,993.33			-5,283,185.23			406,627,666.35	-27,736,226300

Other explanation:

Unit: Yuan

Items	31 December 2021	31 December 2020
Associates	434,363,892.65	501,774,238.14
Less: provision for impairment of long-term equity investment	27,736,226.30	27,736,226.30
Total	406,627,666.35	474,038,011.84

In accordance with the requirements under the relevant regulations of the China Securities Regulatory Commission, in order to further reduce related party transactions involving joint investment with related parties, the Company transferred the 32.5% equity interest held jointly by it and its wholly-owned subsidiary, Yunnan Aluminum International (雲鋁國際), in Shanghai Dianxin to Chinalco Financial Leasing Co., Ltd.(中鋁融資租賃有限公司), a related party of the Company through the way of non-public transfer by agreement in 2021.

See Note V(2) for relevant information on equity interest in associates.

18. Other equity instruments investment

Unit: Yuan

Items	Closing balance	Opening balance
Equity instruments investment – equity in unlisted companies		
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司) *(i)*		3,933,828.07
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)	10,050,538.73	10,380,352.68
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)	10,562,570.49	10,819,320.88
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)	4,153,682.40	5,882,924.90
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)	1,981,550.08	1,947,010.83
Chihong International Mining Co., Ltd (馳宏國際礦業股份有限公司)	37,661.22	23,750.62
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	198,251.49	377,744.86
Equity instrument investment – equity in listed companies		
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	37,460,281.51	22,644,160.42
Total	64,444,535.92	56,009,093.26

Other explanation:

Unit: Yuan

Items	31 December 2021	31 December 2020
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
– Cost	29,187,386.95	29,187,386.95
– Accumulated change of fair value	-29,187,386.95	-29,187,386.95
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)		
– Cost		16,000,000.00
– Accumulated change of fair value		-12,066,171.93
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)		
– Cost	11,999,924.84	11,999,924.84
– Accumulated change of fair value	-1,949,386.11	-1,619,572.16
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)		
– Cost	10,000,000.00	10,000,000.00
– Accumulated change of fair value	562,570.49	819,320.88
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)		
– Cost	4,000,000.00	4,000,000.00
– Accumulated change of fair value	153,682.40	1,882,924.90
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)		
– Cost	883,576.59	883,576.59
– Accumulated change of fair value	1,097,973.49	1,063,434.24
Chihong International Mining Co., Ltd (馳宏國際礦業股份有限公司)		
– Cost	513,367.87	513,367.87
– Accumulated change of fair value	-475,706.65	-489,617.25

Unit: Yuan

Items	31 December 2021	31 December 2020
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)		
– Cost	200,000.00	200,000.00
– Accumulated change of fair value	-1,748.51	177,744.86
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)		
– Cost	62,727,444.14	62,727,444.14
– Accumulated change of fair value	-25,267,162.63	-40,083,283.72
Total	64,444,535.92	56,009,093.26

Yunnan Aluminum holds equity investments in the above companies and has no control, joint control or significant influence over the above companies. For strategic investments, Yunnan Aluminum chooses to designate these equity investments as financial assets at FVTOCI.

In accordance with the requirements under the relevant regulations of the China Securities Regulatory Commission, in order to further reduce related party transactions involving joint investment with related parties, the Company transferred the 8% shares held by it in Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司).

19. Other non-current financial assets

Not applicable.

20. Investment property

Not applicable.

21. Fixed assets

Unit: Yuan

Items	Closing balance	Opening balance
Fixed assets	25,233,851,336.56	28,115,806,967.88
Total	25,233,851,336.56	28,115,806,967.88

(1) Details of fixed assets

Unit: Yuan

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
I. Original book value					
1. Opening balance	14,183,660,533.48	26,748,916,081.93	131,538,498.75	70,364,156.89	41,134,479,271.05
2. Increase for the period	184,627,680.78	448,355,899.74	25,087,079.73	8,387,492.69	666,458,152.94
(1) Acquisition		93,712,015.14	6,173,489.80	5,274,331.77	105,159,836.71
(2) Transfer from construction in progress	184,627,680.78	354,643,884.60	18,913,589.93	3,113,160.92	561,298,316.23
(3) Increase in business combination					
3. Decrease for the period	80,377,170.85	315,953,398.38	11,484,476.81	2,412,293.67	410,227,339.71
(1) Disposal or retirement	66,556,868.45	311,195,956.15	11,484,476.81	1,244,606.99	390,481,908.40
Others	13,820,302.40	4,757,442.23		1,167,686.68	19,745,431.31
4. Closing balance	14,287,911,043.41	26,881,318,583.29	145,141,101.67	76,339,355.91	41,390,710,084.28

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
II. Accumulated depreciation					
1. Opening balance	2,337,424,130.94	9,870,277,090.63	75,878,812.44	34,064,351.20	12,317,644,385.21
2. Increase for the period	345,285,447.60	1,404,002,792.32	13,528,587.66	8,994,133.64	1,771,810,961.22
(1) Provision	345,285,447.60	1,404,002,792.32	13,528,587.66	8,994,133.64	1,771,810,961.22
3. Decrease for the period	11,115,214.69	168,616,500.48	9,214,805.76	1,244,643.37	190,191,164.30
(1) Disposal or retirement	10,942,216.11	168,521,926.27	9,214,805.76	1,148,416.24	189,827,364.38
Others	172,998.58	94,574.21		96,227.13	363,799.92
4. Closing balance	2,671,594,363.85	11,105,663,382.47	80,192,594.34	41,813,841.47	13,899,264,182.13
III. Provision for impairment					
1. Opening balance	299,658,382.15	399,366,047.39	68,257.01	1,935,231.41	701,027,917.96
2. Increase for the period	942,013,215.60	751,500,692.94	1,607,454.84	2,555,996.72	1,697,677,360.10
(1) Provision	942,013,215.60	751,500,692.94	1,607,454.84	2,555,996.72	1,697,677,360.10
3. Decrease for the period	41,000,925.16	100,109,787.31			141,110,712.47
(1) Disposal or retirement	41,000,925.16	100,109,787.31			141,110,712.47
4. Closing balance	1,200,670,672.59	1,050,756,953.02	1,675,711.85	4,491,228.13	2,257,594,565.59
IV. Book value					
1. Closing book value	10,415,646,006.97	14,724,898,247.80	63,272,795.48	30,034,286.31	25,233,851,336.56
2. Opening book value	11,546,578,020.39	16,479,272,943.91	55,591,429.30	34,364,574.28	28,115,806,967.88

(2) Details of temporarily idle fixed assets

Unit: Yuan

Items	Original book value	Accumulated depreciation	Provision for impairment	Book value	Remark
Buildings	435,519,354.66	118,269,705.28	309,653,774.23	7,595,875.15	
Equipment and machinery	750,902,603.63	378,981,928.47	333,027,950.64	38,892,724.52	
Motor vehicles	2,808,398.02	2,049,167.45	653,078.15	106,152.42	
Others	15,396,402.82	6,309,131.14	7,064,976.63	2,022,295.05	
Total	1,204,626,759.13	505,609,932.34	650,399,779.65	48,617,047.14	

(3) Details of fixed assets leased in through financial leases

Not applicable.

(4) Details of fixed assets for which title certificates have not been obtained

Unit: Yuan

Items	Carrying amount	Reason for not yet obtaining property right certificates
Buildings	4,298,596,683.75	Completion settlement to be completed/under processing.

(5) Disposal of fixed assets

Not applicable.

Other explanation

See Note IV(57) for the details of fixed asset pledge.

The depreciation on fixed assets amounted to RMB1,771,810,961.22 in 2021 (2020: RMB1,481,963,883.53), among which, the depreciation charges included into operating costs, sales expenses and administrative expenses amounted to RMB1,701,078,068.66, RMB803,037.14 and RMB69,929,855.42, respectively (2020: RMB1,417,934,482.35, RMB768,387.57 and RMB63,261,013.61).

The net price of fixed assets transferred from construction in progress amounted to RMB561,298,316.23 (2020: RMB6,957,695,989.12).

22. Construction in progress

Unit: Yuan

Items	Closing balance	Opening balance
Construction in progress	2,548,510,446.56	1,915,253,125.97
Construction materials	66,486,819.99	83,265,189.77
Total	2,614,997,266.55	1,998,518,315.74

(1) Particulars of construction in progress

Unit: Yuan

Items	Closing balance Carrying balance	Closing balance Provision for impairment	Closing balance Carrying amount	Opening balance Carrying balance	Opening balance Provision for impairment	Opening balance Carrying amount
Project of Development of New Material and New Product of Aluminum Alloy	20,932,966.76		20,932,966.76	15,606,625.21		15,606,625.21
150,000 Tonnes/Year Mid-to-high End Aluminum Alloy New Material Project	15,080,161.56		15,080,161.56	12,482,662.19		12,482,662.19
High Precision and Ultra-thin Aluminum Foil Project				115,407,179.73	51,110,706.00	64,296,473.73
35,000 Tonnes of Battery Foil Project	243,854,823.53		243,854,823.53	193,073,086.26		193,073,086.26
138,000 Tonnes/Year Anodic Carbon Project	85,401,442.97	61,781,102.01	23,620,340.96	85,346,987.52	61,781,102.01	23,565,885.51
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	1,521,667,659.34		1,521,667,659.34	942,584,733.58		942,584,733.58
75,000 Tonnes Aluminum Alloy Flat Ingot Project	4,328,824.49		4,328,824.49	58,281,376.69		58,281,376.69
70,000 Tonnes/Year Technological Upgrade and Expansion Project of Oil Fracturing Proppant Production Line	101,136,456.60	94,345,639.08	6,790,817.52	100,918,981.23	90,827,083.11	10,091,898.12
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	55,217,247.72		55,217,247.72	1,301,548.54		1,301,548.54
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	76,845,480.74		76,845,480.74	123,512,154.40		123,512,154.40
Carbon New Material Project	271,180,779.96	147,846,433.20	123,334,346.76	222,759,072.48	112,500,000.00	110,259,072.48

Unit: Yuan

Items	Closing balance Carrying balance	Closing balance Provision for impairment	Closing balance Carrying amount	Opening balance Carrying balance	Opening balance Provision for impairment	Opening balance Carrying amount
500,000 Tonnes of Hydropower Aluminum Project	19,985,450.96		19,985,450.96	30,597,068.24		30,597,068.24
Office and Research & Development Centre	83,206,541.35		83,206,541.35	47,659,973.20		47,659,973.20
Medium-low Grade Bauxite Resources Utilization Project	53,754,635.09		53,754,635.09	13,329,662.12		13,329,662.12
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	363,795,859.35	297,649,289.56	66,146,569.79	364,072,558.39	297,649,289.56	66,423,268.83
Luxi Silicon and Aluminum Alloy New Technology Promotion Demonstration Project	173,615,936.92	12,041,714.08	161,574,222.84	173,944,898.27	12,041,714.08	161,903,184.19
Sporadic Project	109,523,149.69	37,352,792.54	72,170,357.15	77,637,245.22	37,352,792.54	40,284,452.68
Total	3,199,527,417.03	651,016,970.47	2,548,510,446.56	2,578,515,813.27	663,262,687.30	1,915,253,125.97

(2) Changes of significant construction in progress projects in the period

Unit: Yuan

Project name	Budget	Opening balance	Increase during the period	Amount transferred to fixed assets during the period	Amount transferred to intangible assets during the period	Other reduction during the period	Closing balance	Ratio of accumulated contribution to the construction to budget	Construction progress	Accumulated interest capitalised	Including: amount of interest capitalised during the period	Capitalisation rate of interest for the period	Sources of fund
High Precision and Ultra-thin Aluminum Foil Project	890,690,700.00	115,407,179.73	12,355,552.78	127,762,732.51				85.00%	100.00%	25,342,061.67			Loans from financial institutions
Project of 35,000 Tonnes/Year Aluminum Foil for Application to New Energy Power Battery	497,100,000.00	193,073,086.26	50,781,737.27				243,854,823.53	67.56%	85.00%	12,874,492.44			Loans from financial institutions
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	5,732,750,000.00	942,584,733.58	612,181,280.56	33,098,354.80			1,521,667,659.34	98.84%	98.84%	59,632,787.52			Self-raised/financial loans/ funds raised
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	2,705,987,200.00	1,301,548.54	165,308,675.06	111,234,662.45		158,313.43	55,217,247.72	91.88%	99.99%				Proceeds and borrowings
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	1,335,996,100.00	123,512,154.40	-46,073,323.85			593,349.81	76,845,480.74	81.16%	99.92%				Self-owned funds
Carbon New Material Project	278,980,000.00	222,759,072.48	48,421,707.48				271,180,779.96	97.20%	97.20%				Loans from financial institutions
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	3,042,370,000.00	364,072,558.39				276,699.04	363,795,859.35	12.00%	12.00%	11,078,846.33			Self-owned funds and the Group's borrowings
500,000 Tonnes of Hydropower Aluminum Project	4,078,676,500.00	30,597,068.24	306,184,161.81	316,795,779.09			19,985,450.96	99.00%	99.00%	1,119,568.31			Self-owned funds and loans
Office and Research & Development and Living Facilities Project	92,650,000.00	47,659,973.20	35,546,568.15				83,206,541.35	89.80%	89.80%				Self-owned funds
Medium-low Grade Bauxite Resources Utilization Project	59,590,000.00	13,329,662.12	40,424,972.97				53,754,635.09	90.21%	90.21%				Self-owned funds
Aluminum Ash Recycling with Productivity increased to 50,000 Tonnes	11,200,000.00		10,371,270.60				10,371,270.60	92.60%	92.60%				Self-owned funds
Malipo Iron Plant Mining Rights	67,830,000.00		27,927,101.26		27,927,101.26			41.17%	41.17%				Self-owned funds
Luxi Silicon and Aluminum Alloy New Technology Promotion Demonstration Project	2,757,000,000.00	173,944,898.27				328,961.35	173,615,936.92	6.30%	6.30%	12,627,459.54			Self-owned funds and loans
Total	21,571,830,500.00	2,228,241,935.21	1,263,429,704.09	588,891,528.85	27,927,101.26	1,357,323.63	2,873,495,685.56			122,675,215.81			

(3) Provision for impairment of construction in progress for the period

Unit: Yuan

Items	Provision made in current period	Reasons for provision made
70,000 Tonnes/Year Technological Upgrade and Expansion Improvement Project of Oil Fracturing Proppant Production Line	3,518,555.97	Construction project was suspended.
Carbon New Material Project	35,346,433.20	Construction project was suspended.
Total	38,864,989.17	

(4) Construction materials

Unit: Yuan

Items	Closing balance: Carrying balance	Closing balance: Provision for impairment	Closing balance: Carrying amount	Opening balance: Carrying balance	Opening balance: Provision for impairment	Opening balance: Carrying amount
Special equipment	28,326,190.01		28,326,190.01	79,293,416.00		79,293,416.00
Special materials	38,160,629.98		38,160,629.98	3,971,773.77		3,971,773.77
Total	66,486,819.99		66,486,819.99	83,265,189.77		83,265,189.77

23. Bearer biological assets

Not applicable.

24. Oil and gas assets

Not applicable.

25. Right-of-use assets

Unit: Yuan

Items	Buildings	Equipment and machinery	Others	Total
1. Opening balance	54,723,105.88	5,776,349.57	2,325,250.10	62,824,705.55
2. Additions for the period		6,838,478.79		6,838,478.79
New lease contracts		6,838,478.79		6,838,478.79
4. Closing balance	54,723,105.88	12,614,828.36	2,325,250.10	69,663,184.34
2. Additions for the period	3,961,633.11	2,305,599.69	526,471.68	6,793,704.48
(1) Provision	3,961,633.11	2,305,599.69	526,471.68	6,793,704.48
4. Closing balance	3,961,633.11	2,305,599.69	526,471.68	6,793,704.48
1. Closing book value	50,761,472.77	10,309,228.67	1,798,778.42	62,869,479.86

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

26. Intangible assets

(1) Intangible assets

Unit: Yuan

Items	Land use rights	Patent right	Non-patented technology	Mining rights	Mine exploration rights	Electrolytic aluminum production indicators	Others	Total
I. Original carrying value								
1. Opening balance	1,936,125,825.16		109,363,240.79	362,418,236.84	287,920,521.53	825,686,037.25	27,588,866.23	3,549,102,727.80
2. Additions for the period	7,543,580.00			100,312,570.38	13,452,746.02	541,720,900.00	3,301,889.94	666,331,686.34
(1) Purchase				6,940,937.18	13,452,746.02	541,720,900.00	3,301,889.94	565,416,473.14
(2) In-house R&D								
(3) Increase in business combination								
(4) Transfer from construction in progress	7,543,580.00			27,927,101.26				35,470,681.26
(5) Reclassification in the current year				65,444,531.94				65,444,531.94
3. Reductions for the period	500,000.00				65,444,531.94			65,944,531.94
(1) Disposal								
(2) Reclassification in the current year	500,000.00				65,444,531.94			65,944,531.94
4. Closing balance	1,943,169,405.16		109,363,240.79	462,730,807.22	235,928,735.61	1,367,406,937.25	30,890,756.17	4,149,489,882.20
II. Accumulated amortization								
1. Opening balance	314,175,918.56		97,306,434.74	150,035,363.96		8,256,860.34	12,556,319.71	582,329,897.31
2. Additions for the period	39,458,663.46		2,451,781.08	25,695,829.26		16,513,720.68	902,467.13	85,022,461.61
(1) Provision	39,458,663.46		2,451,781.08	25,695,829.26		16,513,720.68	902,467.13	85,022,461.61
3. Reductions for the period								
(1) Disposal								
4. Closing balance	353,634,582.02		99,757,215.82	175,731,193.22		24,770,581.02	13,458,786.84	667,352,358.92
III. Provisions for impairment								
1. Opening balance			3,204,220.67				8,820,240.28	12,024,460.95
2. Additions for the period	15,214,796.31			163,904,730.44	52,704,993.36		2,623,391.61	234,447,911.72
(1) Provision	15,214,796.31			163,904,730.44	52,704,993.36		2,623,391.61	234,447,911.72
3. Reductions for the period								
(1) Disposal								
4. Closing balance	15,214,796.31		3,204,220.67	163,904,730.44	52,704,993.36		11,443,631.89	246,472,372.67
IV. Book value								
1. Book value as at the end of the period	1,574,320,026.83		6,401,804.30	123,094,883.56	183,223,742.25	1,342,636,356.23	5,988,337.44	3,235,665,150.61
2. Book value as at the beginning of the period	1,621,949,906.60		8,853,585.38	212,382,872.88	287,920,521.53	817,429,176.91	6,212,306.24	2,954,748,369.54

The proportion of intangible assets formed through internal research and development by the Company to the balance of intangible assets as at the end of the period.

(2) Information on the land use rights for which the certificate of title has not been obtained

Not applicable.

27. Development expenditure

Not applicable.

28. Goodwill

Not applicable.

29. Long-term deferred expenses

Unit: Yuan

Items	Opening balance	Increase during the current period	Amounts of amortization for the current period	Other decrease	Closing balance
Land lease	26,343,770.54	16,269,981.28			42,613,751.82
Water diversion structures relocation	13,005,907.37		387,272.64		12,618,634.73
Others	9,454,075.45	2,484,371.34	6,940,388.53		4,998,058.26
Total	48,803,753.36	18,754,352.62	7,327,661.17		60,230,444.81

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

30. Deferred income tax assets/Deferred income tax liabilities

(1) Deferred income tax assets before offsetting

Unit: Yuan

Items	Closing balance		Opening balance	
	Deductible temporary differences	Deferred income tax assets	Deductible temporary differences	Deferred income tax assets
Provision for asset impairment	2,552,045,316.00	383,294,920.78	787,983,445.69	124,234,133.05
Unrealised profit of internal transactions	158,526,254.81	23,778,938.22	154,022,181.10	25,730,330.16
Deductible losses	589,850,062.85	90,545,509.05	693,575,305.14	108,619,093.74
Deferred income	55,952,123.70	8,392,818.55	55,223,372.67	11,193,050.23
Amortization of intangible assets	10,543,030.07	1,581,454.51	14,091,115.34	3,522,778.83
Disposal of fixed assets	4,209,976.73	631,496.51	7,386,527.22	1,846,631.81
Termination benefits	57,288,727.93	8,605,684.08	70,930,903.60	13,549,503.52
Temporary differences on fixed assets	5,271,558.80	790,733.82	95,441,684.42	14,316,252.66
Temporary differences on construction-in-progress	56,456,941.89	8,468,541.28	57,387,144.86	8,608,071.73
Amortisation of long-term deferred expenses	14,918,643.79	2,237,796.57	19,119,454.53	2,867,918.18
Estimated liabilities	123,052,188.31	19,088,004.80	77,945,667.38	12,409,331.27
Fair value changes on financial asset through other comprehensive income	29,800,001.87	4,470,000.28	39,419,323.41	9,854,830.85
Estimated water conservancy fund	91,382,806.53	13,707,420.98		
Total	3,749,297,633.28	565,593,319.43	2,072,526,125.36	336,751,926.03

(2) Deferred income tax liabilities before offsetting

Unit: Yuan

Items	Closing balance		Opening balance	
	Taxable temporary difference	Deferred income tax liabilities	Taxable temporary difference	Deferred income tax liabilities
Appreciation of assets in business combination not involving enterprises under common control	142,967,793.31	21,501,290.58	157,970,773.03	23,695,615.96
Supporting incentive funds for infrastructure construction	137,576,322.75	24,158,879.60	140,498,006.90	24,597,132.22
Temporary differences on fixed assets	263,375,844.75	44,653,821.56	279,042,245.30	54,785,562.47
Total	543,919,960.81	90,313,991.74	577,511,025.23	103,078,310.65

(3) Deferred income tax assets or liabilities stated on a net basis after offsetting

Unit: Yuan

Items	Offset amount of deferred income tax assets and liabilities as at the end of the period	Closing balance of deferred income tax assets or liabilities after offsetting	Offset amount of deferred income tax assets and liabilities as at the beginning of the period	Opening balance of deferred income tax assets or liabilities after offsetting
Deferred income tax assets	65,139,155.20	500,454,164.23	70,440,664.93	266,311,261.10
Deferred income tax liabilities	65,139,155.20	25,174,836.54	70,440,664.93	32,637,645.72

(4) Breakdown of unrecognised deferred income tax assets

Unit: Yuan

Items	Closing balance	Opening balance
Deductible temporary differences	709,133,793.81	1,066,995,869.03
Deductible losses	561,178,685.24	2,555,168,600.88
Total	1,270,312,479.05	3,622,164,469.91

(5) Deductible losses from unrecognised deferred income tax assets will be due in the following years

Unit: Yuan

Year	Amount as at the end of the period	Amount as at the beginning of the period	Note
2020		10,865.70	
2021		29,724,091.84	
2022	22,470,683.49	25,628,047.94	
2023	19,123,770.27	98,949,732.82	
2024	43,119,611.58	73,628,988.07	
2025	14,383,295.38	975,082,175.67	
2026 and beyond	462,081,324.52	1,352,144,698.84	
Total	561,178,685.24	2,555,168,600.88	

31. Other non-current assets

Unit: Yuan

Items	Closing balance			Opening balance		
	Carrying balance	Provision for impairment	Carrying amount	Carrying balance	Provision for impairment	Carrying amount
Prepayment of electrolytic aluminum capacity indicators				541,720,900.00		541,720,900.00
Prepayment for project equipment	59,023,105.10		59,023,105.10	191,799,629.37		191,799,629.37
Prepayment for land acquisition	204,417,002.00		204,417,002.00	205,388,923.02		205,388,923.02
Deposit	10,003,000.00		10,003,000.00	36,703,000.00		36,703,000.00
Prepayments for acquisition of interests	13,312,880.16		13,312,880.16	16,639,405.09		16,639,405.09
Input tax to be deducted	10,730,320.20		10,730,320.20	11,241,865.09		11,241,865.09
Total	297,486,307.46		297,486,307.46	1,003,493,722.57		1,003,493,722.57

Other explanation:

In October 2020, the Company successfully bid for the 135,000 tonnes of electrolytic aluminum capacity indicators sold by Shandong Huayu Alloy Material Co., Ltd. (山東華宇合金材料有限公司) at a price of RMB538,654,900 and paid a commission of RMB3,066,000.00 for the auction. The relevant selling price has been remitted to the court account and the transfer procedures of the relevant electrolytic aluminum capacity indicators are still in progress.

32. Short-term borrowings

(1) *Classification of short-term borrowings*

Unit: Yuan

Items	Closing balance	Opening balance
Guaranteed loans		300,000,000.00
Credit loans	2,717,847,625.93	5,332,438,846.00
Total	2,717,847,625.93	5,632,438,846.00

Explanations on classification of short-term borrowings:

As at 31 December 2021, the Company had no guaranteed loans (31 December 2020: the guaranteed loans from banks amounting to RMB300,000,000.00 represented borrowings obtained for which the Company provided guarantee for the subsidiaries).

As at 31 December 2021, the interest rate of the short-term borrowings ranges from 2.95% to 3.30% (31 December 2020: from 3.10% to 3.85%) per annum.

(2) *Outstanding overdue short-term borrowings*

Not applicable.

33. Financial liabilities held for trading

Not applicable.

34. Derivative financial liabilities

Not applicable.

35. Notes payables

Unit: Yuan

Category	Closing balance	Opening balance
Commercial bills acceptance		444,872,391.82
Bank acceptance draft	120,000,000.00	1,569,900,000.00
Total	120,000,000.00	2,014,772,391.82

36. Trade payables

(1) Trade payables are presented as follows:

Unit: Yuan

Items	Closing balance	Opening balance
Payable for construction projects	1,624,664,588.65	2,037,308,208.30
Payable for purchase of materials	1,199,997,423.78	2,188,596,983.51
Delivery fees payable	82,489,617.98	300,113,624.82
Payables for purchase of equipment	383,207,834.33	236,023,506.82
Utilities payable	1,430,077,433.40	2,354,553,677.86
Payable for processing and repairs	20,585,593.85	61,958,370.45
Surveying fees payable		16,418,669.45
Payable for labor services	165,533,384.80	22,969,621.45
Other payables	131,081,384.60	129,847,763.18
Total	5,037,637,261.39	7,347,790,425.84

(2) Significant trade payables aged over 1 year

Unit: Yuan

Item	Closing balance	Reason for non-repayment or carrying forward
Significant trade payables aged over 1 year	1,011,993,106.39	It was mainly comprised of payables for purchase of equipment, payables for construction projects and payables for purchase of materials. Such payables have not been settled since the relevant projects have not yet passed acceptance.
Total	1,011,993,106.39	

37. Receipts in Advance

Not applicable.

38. Contract liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Receipt of labour in advance	1,527,008.87	936,392.41
Receipt of goods in advance	301,948,741.66	196,879,585.09
Total	303,475,750.53	197,815,977.50

39. Employee emolument payable

(1) ***Employee emolument payable is presented as follows:***

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
I. Short-term emolument	242,597,403.02	1,622,862,681.47	1,602,301,134.56	263,158,949.93
II. Post-employment benefits – defined contribution plan	30,392,252.62	273,182,612.27	274,500,395.20	29,074,469.69
III. Termination benefits	9,492,831.19	12,284,960.42	8,843,437.72	12,934,353.89
Total	282,482,486.83	1,908,330,254.16	1,885,644,967.48	305,167,773.51

(2) ***Short-term emolument is presented as follows:***

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Salaries, bonuses, allowances and subsidies	112,992,720.28	1,212,902,890.50	1,200,261,998.95	125,633,611.83
2. Staff benefit		96,840,985.82	96,840,985.82	
3. Social insurance premium	15,081,386.81	128,702,554.53	130,826,250.91	12,957,690.43
Including: medical insurance premium	12,719,978.38	112,356,569.36	114,510,559.29	10,565,988.45
Work injury insurance premium	1,241,555.26	10,413,617.68	10,404,255.24	1,250,917.70
Maternity insurance premium	1,119,853.17	5,932,367.49	5,911,436.38	1,140,784.28
4. Housing funds	18,864,083.52	130,940,479.84	132,683,105.80	17,121,457.56
5. Labor union fund and employee education fund	83,513,315.51	38,262,007.45	29,515,079.11	92,260,243.85
Others	12,145,896.90	15,213,763.33	12,173,713.97	15,185,946.26
Total	242,597,403.02	1,622,862,681.47	1,602,301,134.56	263,158,949.93

(3) ***Defined contribution plan is presented as follows:***

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Basic pension insurance	17,362,600.00	176,411,009.88	175,543,269.09	18,230,340.79
2. Unemployment insurance expenses	677,137.89	7,371,374.85	7,324,542.68	723,970.06
3. Enterprise annuity payment	12,352,514.73	89,400,227.54	91,632,583.43	10,120,158.84
Total	30,392,252.62	273,182,612.27	274,500,395.20	29,074,469.69

(4) ***Termination benefits payable is presented as follows:***

Items	31 December 2021	31 December 2020
Early retirement benefits payable *(Note IV(30))*	12,934,353.89	9,391,105.94
Other termination benefits *(i)*		101,725.25
Total	12,934,353.89	9,492,831.19

In 2021, other termination benefits paid by Yunnan Aluminum for termination of the employment relationship amounted to RMB376,407.61.

40. Taxes payable

Unit: Yuan

Items	Closing balance	Opening balance
Value-added tax	133,306,160.38	127,162,883.84
Corporate income tax	271,909,284.64	33,784,094.22
Individual income tax	4,242,372.54	2,075,218.11
Urban maintenance and construction tax	6,520,001.53	5,695,398.14
Resources tax	3,299,375.82	3,435,346.19
Environmental protection tax	7,488,090.13	10,697,187.69
Land use tax	272,758.44	6,977,106.40
Stamp duty	8,722,264.53	9,187,796.31
Property tax	608,323.90	3,021,851.69
Educational surcharge	3,702,998.18	3,371,913.42
Local educational surcharge	2,468,665.48	2,248,113.76
Other taxes	296,361.22	296,375.91
Total	442,836,656.79	207,953,285.68

41. Other payables

Unit: Yuan

Items	Closing balance	Opening balance
Interest payable	8,659,291.70	11,076,444.81
Dividends payable	78,382,851.00	
Other payables	320,473,849.10	273,971,428.04
Total	407,515,991.80	285,047,872.85

(1) Interest payable

Unit: Yuan

Items	Closing balance	Opening balance
Interest on long-term borrowings with interest payments by instalment and principal payments at due	8,659,291.70	9,069,770.53
Interest payable on short-term borrowings		2,006,674.28
Total	8,659,291.70	11,076,444.81

(2) Dividends payable

Unit: Yuan

Items	Closing balance	Opening balance
Dividends on ordinary stocks	78,382,851.00	
Total	78,382,851.00	

(3) Other payables

1) Disclosure of other payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Borrowings	78,996,900.00	79,396,077.80
Deposit	83,995,897.00	101,186,074.46
Payables for Party building funds	23,828,566.54	14,966,663.02
Payables for construction quality guarantee deposit	122,000.00	1,191,154.00
Payables for equity acquisition	119,782.23	119,782.23
Other withholdings	133,410,703.33	77,111,676.53
Total	320,473,849.10	273,971,428.04

2) Other significant payables aged over 1 year

Not applicable.

Other explanation:

As at 31 December 2021, other payables aged over 1 year amounting to RMB185,215,856.80 (31 December 2020: RMB107,739,258.35) were mainly borrowings, deposit and other withholdings. The amount has not been settled.

42. Liabilities held for sale

Not applicable.

43. Non-current liabilities due within one year

Unit: Yuan

Items	Closing balance	Opening balance
Long-term borrowings due within one year	305,100,000.00	558,518,104.00
Long-term payables due within one year	104,022,831.47	799,949,699.76
Lease liabilities due within one year	6,754,068.89	4,495,692.98
Other long-term liabilities due within one year	45,000,000.00	
Total	460,876,900.36	1,362,963,496.74

44. Other current liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Value-added tax receipt in advance	40,964,324.44	25,821,363.86
Total	40,964,324.44	25,821,363.86

45. Long-term borrowings

(1) Classification of long-term borrowings

Unit: Yuan

Items	Closing balance	Opening balance
Mortgage borrowings	148,000,000.00	669,500,000.00
Guaranteed borrowings	1,214,550,000.00	2,710,680,000.00
Credit loans	5,609,600,000.00	6,536,000,000.00
Less: long-term borrowing due within one year	-305,100,000.00	-558,518,104.00
Total	6,667,050,000.00	9,357,661,896.00

Other explanation, including the range of interest rate:

For details of the information on the collaterals for the mortgage borrowings, please refer to Note IV(57).

As at 31 December 2021, the guaranteed borrowings from banks amounting to RMB1,214,550,000.00 (31 December 2020: RMB2,710,680,000.00) were guaranteed by the Company for subsidiaries of Yunnan Aluminum and the principal thereof shall be fully repaid on 20 December 2031.

As at 31 December 2021, the interest rates of the long-term borrowings range from 1.20% to 5.70% (31 December 2020: from 1.20% to 5.70%) per annum.

46. Bonds payables

Not applicable.

47. Lease liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Lease liabilities	11,876,176.69	13,334,418.15
Less: non-current liabilities due within one year	-6,754,068.89	-4,495,692.98
Total	5,122,107.80	8,838,725.17

Other explanation

As at 31 December 2021, the events leading to potential cash outflows in the future which are excluded from lease liability of Yunnan Aluminum included:

As at 31 December 2021, the future minimum lease payments of short-term leases and low-value asset leases contract of Yunnan Aluminum adopting the practical expedient according to the new lease standard were RMB839,989.77 and RMB149,270.66, respectively, which were repayable within one year.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

48. Long-term payables

Unit: Yuan

Items	Closing balance	Opening balance
Long-term payables	296,728.41	107,657,454.54
Special payables	990,000.00	990,000.00
Total	1,286,728.41	108,647,454.54

(1) Classification of long-term payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Finance lease borrowings	104,319,559.88	907,607,154.30
Less: long-term payables due within one year	-104,022,831.47	-799,949,699.76
Total	296,728.41	107,657,454.54

(2) Special payables

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Others	990,000.00			990,000.00	
Total	990,000.00			990,000.00	

49. Long-term staff salaries payable

(1) Table for long-term staff salaries payable

Unit: Yuan

Items	Closing balance	Opening balance
II. Termination benefits	56,608,672.53	75,024,282.20
Less: portion to be paid within one year	-12,934,353.89	-9,391,105.94
Total	43,674,318.64	65,633,176.26

(2) Changes in defined benefit plan

Not applicable.

Other explanation:

Early retirement benefits included into profit or loss for the current period were:

Unit: Yuan

Items	2021	2020
Administrative costs	-1,593,244.06	14,237,761.35
Finance costs	68,558.81	170,457.24

Early retirement benefits payable to be paid within one year are presented in employee emolument payable (Note IV(23)(d)).

50. Estimated liabilities

Unit: Yuan

Items	Closing balance	Opening balance	Reasons
Reclamation fees	6,301,765.49	997,134.83	Mining of bauxite
Waste residue disposal fees	105,807,673.10	71,239,315.59	Production of electrolytic aluminum
Compensation for electricity fees	16,216,502.82	10,269,449.27	Expected future compensation payments due to delayed electricity usage for the hydropower aluminum project.
Total	128,325,941.41	82,505,899.69	

Other explanation, including the relevant key assumption, estimate explanation on significant estimated liabilities:

Unit: Yuan

Items	31 December 2020	Increase during the current year	Decrease during the current year	31 December 2021
Reclamation fees	997,134.83	5,418,265.81	113,635.15	6,301,765.49
Waste residue disposal fees	71,239,315.59	94,509,493.94	59,941,136.43	105,807,673.10
Compensation for electricity fees	10,269,449.27	5,947,053.55		16,216,502.82
Total	82,505,899.69	105,874,813.30	60,054,771.58	128,325,941.41

51. Deferred income

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Government grants	207,223,890.31	21,227,888.41	16,624,911.42	211,826,867.30	Asset-related government grants and government grants that are used to compensate costs or losses in subsequent periods.
Total	207,223,890.31	21,227,888.41	16,624,911.42	211,826,867.30	

Other explanation:

(1) The government grants recognised in profit or loss or deducted against related expenses of Yunnan Aluminum in the current year are set out as follows:

Unit: Yuan

			Decrease during the current year			
Items	31 December 2020	Amount of increase in subsidies during the current period	Amount account included in other income	Costs reduction	31 December 2021	Assets related/ Income related
Subsidies for aluminum project infrastructure	136,865,359.11	139,999.94	5,120,162.90		131,885,196.15	Assets related
R&D subsidies	20,497,372.66	5,946,900.01	5,366,963.45		21,077,309.22	Income related
Special subsidies for industry leaders	4,725,286.25	260,000.00	200,000.00		4,785,286.25	Income related
Subsidies for industry development	7,000,000.00				7,000,000.00	Income related
Other items	38,135,872.29	14,880,988.46	3,600,460.07	2,337,325.00	47,079,075.68	Assets/Income related
Total	207,223,890.31	21,227,888.41	14,287,586.42	2,337,325.00	211,826,867.30	

(2) Government subsidies received during the year were as follows:

Unit: Yuan

Category	Amount	Presentation item	Amount included in profit or loss for the current period
R&D subsidies	5,946,900.01	Deferred income/other income	3,716,963.45
Special subsidies for industry leaders	260,000.00	Deferred income/other income	200,000.00
Others	32,410,581.67	Deferred income/other income/finance costs	16,538,937.41
Total	38,617,481.68		20,455,900.86

52. Other non-current liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Special payables – state funds for the demonstration project of environmental protection technology for recycling of aluminum ash	8,000,000.00	8,000,000.00
Borrowings from minority shareholders		45,000,000.00
Total	8,000,000.00	53,000,000.00

53. Share capital

Unit: Yuan

	Opening balance	Increase/decrease (+/-)					Closing balance
		Issue of new shares	Bonus issue	Reserve funds converting into share capital	Others	Subtotal	
Total shares	3,128,206,556.00	339,750,849.00				339,750,849.00	3,467,957,405.00

Other explanation:

According to the Reply and Approval on the Non-public Issuance of Shares of Yunnan Aluminum Co., Ltd. (Zheng Jian Xu Ke [2019] No. 3086) (《關於核准雲南鋁業股份有限公司非公開發行股票的批覆》(證監許可[2021]3086號)) issued by the China Securities Regulatory Commission on 26 September 2021, the Company was approved to issue 339,750,849 ordinary shares at an issue price of RMB8.83 per share. The abovementioned funds have been paid up on 3 December 2021 and verified by PricewaterhouseCoopers Zhong Tian LLP which has issued the Capital Verification Report (PricewaterhouseCoopers Zhong Tian Yan Zi [2021] No. 1185).

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

54. Other equity instruments

Not applicable.

55. Capital reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Capital premium (share premium)	7,861,161,585.42	2,635,834,194.06		10,496,995,779.48
Other capital reserve	171,992,333.67	14,424,919.89	339,984.23	186,077,269.33
Total	8,033,153,919.09	2,650,259,113.95	339,984.23	10,683,073,048.81

Other explanations (including explanations on increase/decrease in the amount during the current period and the reasons therefor):

(1) On 20 December 2021, the Company issued 339,750,849 shares through the way of non-public issuance and the proceeds raised therefrom amounted to RMB2,999,999,997.00, of which the new registered capital was RMB339,750,849.00 and the share premium after deduction of issuance costs amounted to RMB2,635,834,194.06.

(2) During the year, Zhaotong Urban Construction Investment Development Company Limited* (昭通市城市建設投資開發有限公司), a minority shareholder of Haixin Company, increased its capital contribution to Haixin Company, and the Company's share of the net assets of Haixin Company calculated on the basis of its shareholding increased by RMB14,424,919.89 after the capital increase.

The decrease in other capital reserve arose from the transfer of "Water/electricity/heat supply and property management". The separation and transfer of "Water/electricity/heat supply and property management" refers to a policy that the state-owned enterprises separate the functions of water, electricity, heat supply and property management in the residential areas of families of the employees from the state-owned enterprises and transfer that to the non-governmental professional unit for management.

56. Treasury stocks

Not applicable.

57. Other comprehensive income

Unit: Yuan

Items	Other comprehensive income in the balance sheet				Other comprehensive income in the income statement for the year 2021			
	1 January 2021	Attributable to the parent company after taxation	Other comprehensive income transferred to retained earning	31 December 2021	Amount before income tax	Less: income tax expenses	Attributable to the parent company after taxation	Attributable to minority shareholders after taxation
Other comprehensive incomes that cannot be reclassified into profit or loss	-69,647,776.28	13,847,495.36	12,066,171.93	-43,734,108.99	19,232,325.93	5,384,830.57	13,847,495.36	
Changes in fair value of other equity instrument investments	-69,647,776.28	13,847,495.36	12,066,171.93	-43,734,108.99	19,232,325.93	5,384,830.57	13,847,495.36	
Other comprehensive income which will be reclassified into profit and loss	633,152.72	-1,114,247.82		-481,095.10	-1,114,247.82		-1,114,247.82	
Difference arising from translation of financial statements in foreign currencies	633,152.72	-1,114,247.82		-481,095.10	-1,114,247.82		-1,114,247.82	
Total	-69,014,623.56	12,733,247.54	12,066,171.93	-44,215,204.09	18,118,078.11	5,384,830.57	12,733,247.54	

Other information, including the adjustments to transfer of effective portion of profit or loss on cash flows hedges to the amount initially recognised for the hedged items.

Unit: Yuan

Items	Other comprehensive income in the balance sheet			Other comprehensive income in the income statement for the year 2020			
	1 January 2020	Attributable to the parent company after taxation	31 December 2020	Amount before income tax	Less: income tax expenses	Attributable to the parent company after taxation	Attributable to minority shareholders after taxation
Other comprehensive incomes that cannot be reclassified into profit or loss	-29,102,649.75	-40,545,126.53	-69,647,776.28	-46,885,625.52	-6,340,498.99	-40,545,126.53	
Changes in fair value of other equity instrument investments	-29,102,649.75	-40,545,126.53	-69,647,776.28	-46,885,625.52	-6,340,498.99	-40,545,126.53	
Other comprehensive income which will be reclassified into profit and loss	3,583,900.82	-2,950,748.10	633,152.72	-3,012,915.24	51,925.00	-2,950,748.10	-114,092.14
Effective portion of profit or loss on cash flows hedges	-453,225.00	453,225.00		505,150.00	51,925.00	453,225.00	
Difference arising from translation of financial statements in foreign currencies	4,037,125.82	-3,403,973.10	633,152.72	-3,518,065.24		-3,403,973.10	-114,092.14
Total	-25,518,748.93	-43,495,874.63	-69,014,623.56	-49,898,540.76	-6,288,573.99	-43,495,874.63	-114,092.14

58. Special reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Funds for production safety	69,785,408.80	117,235,171.55	50,262,292.20	136,758,288.15
Total	69,785,408.80	117,235,171.55	50,262,292.20	136,758,288.15

59. Surplus reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Statutory surplus reserve	268,071,434.02	107,659,430.93		375,730,864.95
Discretionary surplus reserve	76,973,977.61			76,973,977.61
Total	345,045,411.63	107,659,430.93		452,704,842.56

Explanation on surplus reserve, including the increase or decrease during the current period and the reasons therefor:

In 2021, the Company realised net profit of RMB1,283,502,622.55, after offsetting the accumulated losses of RMB206,908,313.28 (including RMB14,840,800.00 which was carried forwarded into the accumulated losses from other comprehensive income due to the disposal of partial other equity instruments in 2021), the statutory surplus reserve of RMB107,659,430.93 was appropriated at the percentage of 10% (2020: Not appropriated).

60. Undistributed profits

Unit: Yuan

Items	For the current period	For the previous period
Undistributed profit as at the beginning of the period after adjustments	298,516,215.92	-604,038,993.25
Add: net profit attributable to owners of the parent company for the period	3,319,026,414.54	902,555,209.17
Appropriation of discretionary surplus reserve	-107,659,430.93	
Others	-2,774,628.07	
Add: Transfer from other comprehensive income	-12,066,171.93	
Undistributed profit as at the end of the period	3,495,042,399.53	298,516,215.92

61. Operating revenue and operating cost

Unit: Yuan

Items	Amount for the current period		Amount for the previous period	
	Revenue	Cost	Revenue	Cost
Main business	41,414,472,123.96	32,893,663,849.93	29,306,048,487.67	26,096,084,549.03
Other business	254,347,051.29	286,669,006.86	267,052,327.94	237,649,897.98
Total	41,668,819,175.25	33,180,332,856.79	29,573,100,815.61	26,333,734,447.01

Whether the lower of the audited net profit before or after deducting extraordinary profit or loss is a negative number

☐ Yes ☑ No

Information related to the transaction price appropriated to the remaining performance obligations:

The amount of revenue corresponding to performance obligations that have been contracted for but not yet performed or completed at the end of the reporting period was RMB303,475,750.53, of which RMB303,475,750.53 is expected to be recognised as revenue in 2022.

Other explanation:

(1) Revenue from and cost of main businesses

Unit: Yuan

Items	2021 Revenue from main businesses	2021 Cost of main businesses	2020 (Restated) Revenue from main businesses	2020 (Restated) Cost of main businesses
Alumina segment	1,588,603,535.98	1,613,925,748.84	1,711,548,040.15	1,816,804,025.70
Primary aluminum segment	41,549,262,327.89	33,428,025,233.39	29,282,582,012.23	26,456,352,414.10
Other segments	17,713,331,715.17	17,281,408,612.43	12,099,611,347.69	11,584,089,353.73
Segment elimination	-19,436,725,455.08	-19,429,695,744.73	-13,787,692,912.40	-13,761,161,244.50
Total	41,414,472,123.96	32,893,663,849.93	29,306,048,487.67	26,096,084,549.03

(2) Other operating income and other operating costs

Unit: Yuan

Items	2021 Other operating income	2021 Other operating costs	2020 (Restated) Other operating income	2020 (Restated) Other operating costs
Revenue from sale of materials	228,363,529.22	227,926,818.53	226,429,004.05	201,465,624.00
Rental income	6,943,209.89	4,528,685.30	3,946,291.72	3,503,114.74
Others	19,040,312.18	54,213,503.03	36,677,032.17	32,681,159.24
Total	254,347,051.29	286,669,006.86	267,052,327.94	237,649,897.98

(3) Breakdown of Yunnan Aluminum's operating income for 2021 is as follows:

Unit: Yuan

Items	2021 Alumina segment	2021 Primary aluminum segment	2021 Other segments	2021 Total
Revenue from main businesses	107,607,150.50	41,254,351,119.88	52,513,853.58	41,414,472,123.96
Including: recognised at point in time	107,607,150.50	41,254,351,119.88	876,571.13	41,362,834,841.51
Recognised over a period of time			51,637,282.45	51,637,282.45
Other operating income			254,347,051.29	254,347,051.29

The amount of revenue corresponding to performance obligations of Yunnan Aluminum that have been contracted for but not yet completed as at 31 December 2021 was RMB303,475,750.53, of which RMB303,475,750.53 is expected to be recognised as revenue of Yunnan Aluminum in 2022.

62. Taxes and surcharges

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Urban maintenance and construction tax	53,319,418.81	28,045,841.17
Educational surcharges	55,059,164.25	30,994,430.16
Resource tax	44,700,569.69	57,384,633.82
Property tax	57,482,538.95	47,274,752.22
Land use tax	31,227,691.16	26,278,345.99
Vehicle and vessel use tax	206,433.73	451,158.11
Stamp duty	49,339,889.30	37,702,907.50
Environmental protection tax	35,462,985.90	50,141,498.90
Other taxes	566,904.76	10,781.59
Total	327,365,596.55	278,284,349.46

63. Selling expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Employment emolument	36,439,261.93	31,355,521.83
Warehousing and custodian expense	15,006,498.92	9,835,678.55
Sales and service expenses	3,397,661.46	1,263,904.67
Depreciation charges	803,037.14	768,387.57
Packing expenses	177,276.95	642,066.66
Others	12,483,274.86	12,842,264.38
Total	68,307,011.26	56,707,823.66

64. Administrative expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Employee emolument	350,724,093.52	369,888,066.17
Hazardous waste disposal fees	94,509,493.94	50,982,963.71
Depreciation charges	69,929,855.42	63,261,013.61
Amortisation of intangible assets	51,270,874.28	35,465,735.47
Consulting fees	16,461,491.56	18,357,456.32
Machinery material consumables	26,328,958.40	19,533,889.22
Repair charges	19,641,593.73	10,876,656.09
Party construction expenses	8,762,595.31	11,774,395.34
Office expenses	8,640,972.25	6,225,825.17
Greening fee	6,635,257.31	5,782,637.08
Freight charges	5,095,729.22	13,455,072.92
Utilities	4,443,087.51	6,573,753.12
Amortization of long-term deferred expenses	1,868,899.61	1,661,115.83
Leasing fees	989,260.43	10,742,845.00
Others	108,215,486.60	58,948,354.89
Total	773,517,649.09	683,529,779.94

65. Research and development expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Research and development cost	55,244,170.05	31,115,216.66
Total	55,244,170.05	31,115,216.66

66. Finance costs

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Interest expenses	609,954,418.04	770,098,771.01
Add: interest expenses on lease liabilities	1,855,200.56	
Less: capitalised interest expenses		97,213,757.66
Expensed interest expenses	611,809,618.60	672,885,013.35
Less: interest income	31,058,243.29	35,345,210.83
Foreign exchange loss	1,884,838.19	5,000,826.56
Others	5,507,277.09	4,275,505.91
Total	588,143,490.59	646,816,134.99

67. Other income

Unit: Yuan

Source of other income	Amount for the current period	Amount for the previous period
Government grants		
Subsidies for aluminum project infrastructure	5,120,162.90	5,096,631.25
R&D subsidy	9,941,855.01	11,975,643.92
Special subsidies for industry leaders	720,000.00	933,308.50
Subsidies and incentives for production and operation		92,119,960.00
Financial supporting funds		14,200,000.00
Industrial development grant		1,921,000.00
Subsidies for guaranteeing employment	2,162,237.43	23,685,040.60
Others	13,723,618.47	15,315,858.97
Total	31,667,873.81	165,247,443.24

68. Investment income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Income from long-term equity investments measured under equity method	-5,943,993.33	-9,882,491.78
Investment income arising from disposal of long-term equity investments	6,663,305.54	
Gains on restructuring of debts		5,020,087.26
Investment income of other equity instruments during the holding period		35,751,601.82
Others	65,005.67	1,374,315.10
Total	784,317.88	32,263,512.40

69. Gain from net exposure hedges

Not applicable.

70. Gain arising from the changes in fair value

Not applicable.

71. Credit impairment losses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Bad debt losses of other receivables	-5,601,366.23	-11,476,184.57
Reversal on bad debts of trade receivables	1,006,288.81	24,142,121.42
Total	-4,595,077.42	12,665,936.85

72. Assets impairment loss

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
II. Inventory impairment losses and impairment losses of contract performance cost	-13,926,212.30	-90,521,089.66
III. Impairment losses of long-term equity investment		-27,736,226.30
V. Impairment losses of fixed assets	-1,697,677,360.10	-93,359,736.71
VII. Impairment losses of construction in progress	-38,864,989.17	-171,054,826.17
X. Impairment losses of intangible assets	-234,447,911.72	
XIII. Others		-1,992,068.00
Total	-1,984,916,473.29	-384,663,946.84

73. Gains on disposal of assets

Unit: Yuan

Source of gain on disposal of assets	Amount for the current period	Amount for the previous period
Gains on disposal of fixed assets	2,364,807.44	1,597,227.39

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

74. Non-operating income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
Government grants	9,305.88	652,860.00	9,305.88
Others	4,099,927.22	8,203,262.04	4,099,927.22
Total	4,109,233.10	8,856,122.04	4,109,233.10

75. Non-operating expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
External donation	598,988.55	3,404,937.48	598,988.55
Losses on damage and retirement of non-current assets	34,119,422.64	5,942,312.81	34,119,422.64
Contractual penalty		10,269,449.27	
Others	2,473,749.21	2,757,467.29	2,473,749.21
Total	37,192,160.40	22,374,166.85	37,192,160.40

76. Income tax expenses

(1) *Income tax expenses table*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Current income tax expenses	722,785,977.46	131,069,414.71
Deferred income tax expenses	-246,990,542.88	-8,350,894.07
Total	475,795,434.58	122,718,520.64

(2) *Reconciliations between accounting profit and income tax expenses*

Unit: Yuan

Items	Amount for the current period
Total profit	4,688,130,922.04
Income tax expenses calculated at statutory/applicable tax rate	1,172,032,730.51
Effect of different tax rates applied by subsidiaries	-302,885,332.89
Effect of income not subject to tax	1,520,776.06
Effect of costs, expenses and losses not deductible for tax purpose	28,244,398.68
Influence of tax rate change	12,993,855.63
Settlement difference	-7,998,040.19
Temporary differences not recognised as deferred income tax and tax effect of losses	-376,252,214.30
Effect of additions and deductions in research and development expenditures	-44,563,133.15
Tax credit for environmental equipment	-7,297,605.77
Income tax expenses	475,795,434.58

77. Other comprehensive income

Please refer to notes for details.

78. Items of statement of cash flows

(1) *Other cash received relating to operating activities*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Deposits	143,545,603.39	149,377,561.93
Current accounts	67,400,000.00	
Government grants	36,164,631.45	155,981,394.53
Interest income	31,058,243.29	35,345,210.83
Others	12,074,830.46	7,166,737.23
Total	290,243,308.59	347,870,904.52

(2) *Other cash paid relating to financing activities*

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Performance security	42,662,191.45	39,816,335.26
Integrated service fees	14,106,934.56	10,742,845.00
Security deposit for land reclamation	9,552,294.79	28,312,259.98
Security deposit for environmental restoration and control	3,863,405.98	12,112,815.01
Insurance premium	6,419,522.90	7,328,732.84
Consultation, audit and valuation fees	28,463,683.47	21,182,199.95
Donations for poverty alleviation	505,000.00	3,404,937.48
Bank charges	3,314,463.60	4,275,505.91
Entertainment expenses	699,686.24	1,428,445.65
Dangerous waste disposal fee	56,634,162.08	50,982,963.71
Others	64,977,092.08	82,580,456.96
Total	231,198,437.15	262,167,497.75

(3) Other cash received relating to investing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Recovery of margin on futures	11,104,029.80	36,582,414.05
Return of prior borrowings by related parties	10,000,000.00	6,000,000.00
Refund of advance land payments by the Government		6,000,000.00
Total	21,104,029.80	48,582,414.05

(4) Other cash paid relating to investing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Payment for margin on futures		2,090,018.80
Total		2,090,018.80

(5) Other cash received related to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Receipt of finance lease security refund	4,500,000.00	
Receipt of temporary borrowings		95,000,000.00
Total	4,500,000.00	95,000,000.00

(6) Other cash paid relating to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Repayment of borrowings for finance lease	743,843,834.01	2,057,316,598.50
Share issuance costs	24,414,953.94	
Leased payment	4,495,692.98	
Payment for purchase of minority interests		69,192,142.34
Repayment of temporary borrowings		60,000,000.00
Total	772,754,480.93	2,186,508,740.84

79. Supplementary information to cash flow statement

(1) Supplementary information to the cash flow statement

Unit: Yuan

Supplementary information	Amount for the period	Amount for the previous period
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	4,212,335,487.46	1,233,786,671.48
Add: provision for asset impairment	1,984,916,473.29	384,663,946.84
Credit impairment provision (reversal)	4,595,077.42	-12,665,936.85
Depreciation of right-of-use assets	6,793,704.48	
Depreciation of fixed assets	1,771,810,961.22	1,481,963,883.53
Amortisation of intangible assets	85,022,461.61	85,132,664.19
Amortisation of long-term prepaid expenses	7,327,661.17	3,413,042.30
Profit on disposal of fixed assets, intangible assets and other long-term assets	-2,364,807.44	-1,597,227.39
Losses on retirement of fixed assets	34,119,422.64	5,942,312.81
Financial expenses	613,721,706.78	676,531,643.52
Investment gains	-784,317.88	-32,263,512.40
Increase in deferred tax assets	-239,527,733.70	-5,004,797.29
Decrease in deferred tax liabilities	-7,462,809.18	-3,346,096.78
Decrease/(increase) in inventories	504,908,661.39	-258,833,325.94
Decrease in operating receivables	624,473,311.00	277,098,178.17
(Decrease)/increase in operating payables	-3,274,413,619.46	982,944,998.94
Change in restricted cash	569,183,343.50	146,127,501.60
Others	66,972,879.34	16,994,810.05
Net cash flows from operating activities	6,961,627,863.64	4,980,888,756.78

Supplementary information	Amount for the period	Amount for the previous period
2. Significant investing and financing activities not involving cash receipts and payments:		
Conversion of debt into capital		
Convertible bonds due within one year		
Fixed assets under finance lease		
3. Net changes in cash and cash equivalents:		
Closing balance of cash	1,546,397,767.05	541,354,547.24
Less: opening balance of cash	541,354,547.24	3,260,720,019.60
Add: closing balance of cash equivalents		
Less: opening balance of cash equivalents		
Net increase in cash and cash equivalents	1,005,043,219.81	-2,719,365,472.36

(2) Net cash paid for acquisition of subsidiaries during the period

Not applicable.

(3) Net cash received from disposal of subsidiaries during the period

Not applicable.

(4) Composition of cash and cash equivalent

Unit: Yuan

Items	Closing balance	Opening balance
1. Cash	1,546,397,767.05	541,354,547.24
Including: cash on hand	28,157.31	43,708.60
Bank deposits readily available for payment	1,546,369,609.74	541,310,838.64
3. Closing balance of cash and cash equivalents	1,546,397,767.05	541,354,547.24

80. Notes to the statement of changes in equity

Not applicable.

81. Assets with restricted ownership or use rights

Unit: Yuan

Items	Closing carrying amount	Reason for restriction
Monetary funds	76,240,450.29	Please see below for details
Fixed assets	569,342,764.35	Please see below for details
Intangible assets	54,686,230.12	Please see below for details
Total	700,269,444.76	

Other explanation:

As at 31 December 2021, the other restricted monetary funds of RMB76,240,450.29 were land reclamation security (on 31 December 2020: RMB645,423,793.79 was restricted monetary funds. Among which, and RMB570,100,000.00 was used as security deposit to apply to banks for issuing bills and letters of credit; RMB63,210,978.78 was used as security for land reclamation and RMB12,112,815.01 was used as security for environmental restoration and control).

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

As at 31 December 2021, land use rights with a book value of RMB54,686,230.12 (original value: RMB81,285,136.19) and machinery and equipment and property and building with a book value of RMB569,342,764.35 (original value: RMB962,314,108.23) were pledged by Yunnan Aluminum to secure long-term borrowings of RMB148,000,000.00 and long-term payable of RMB104,319,559.88 (on 31 December 2020, land use rights and bauxite mining rights with a book value of RMB314,935,349.06 (original value: RMB389,376,095.13), machinery and equipment and property and building with a book value of RMB4,476,522,216.77 (original value: RMB6,177,193,126.69) and raw materials and work in progress with a book value of RMB107,765,748.16 were pledged to secure long-term borrowings of RMB669,500,000.00, long-term payable of RMB907,607,154.30 and issuance of bank acceptance bills of RMB750,000,000.00).

82. Foreign currency monetary items

(1) Foreign currency monetary items

Unit: Yuan

Items	Closing balance of foreign currency	Exchange rate	Closing balance converted into Renminbi
Monetary funds			
Including: USD	1,356,615.84	6.3757	8,649,375.61
EUR	0.02	7.2197	0.14
HKD	5,195,318.54	0.8176	4,247,692.44
AUD	129.67	4.6220	599.33
Trade receivables			
Including: USD	1,196,506.12	6.3757	7,628,564.07
EUR	8,618.95	7.2197	62,226.23
HKD			
AUD	927.33	4.6220	4,286.12
Long-term loans and borrowings			
Including: USD			
EUR			
HKD			

Other explanation:

The aforementioned foreign currencies in the foreign currency monetary items refer to all currencies except Renminbi (the scope of which is different from the foreign currency items in Note X(1)(a)).

(2) Description of overseas business entities, including important overseas business entities, shall disclose their main overseas business places, recording currency and selection basis, and shall disclose the reasons for any change in the recording currency.

☐ Yes ☑ No

83. Hedging

Not applicable.

84. Government grants

(1) Basic information of government grants

Unit: Yuan

Class	Amount	Presentation item	Amount included in current profit or loss
R&D subsidies	5,946,900.01	Deferred income/ other income	3,716,963.45
Special subsidies for industry leaders	260,000.00	Deferred income/ other income	200,000.00
Others	32,410,581.67	Deferred income/ other income/ financial cost	16,538,937.41
Total	38,617,481.68		20,455,900.86

(2) Refund of government grants

☐ Yes ☑ No

85. Others

Not applicable.

VIII. CHANGES IN THE SCOPE OF CONSOLIDATION

Not applicable.

IX. INTERESTS IN OTHER ENTITIES

1. Interests in subsidiaries

(1) Composition of the Group

Name of subsidiary	Principal place of business	Place of registration	Nature of business	Percentage of shareholding Direct	Percentage of shareholding Indirect	Acquisition method
Yongxin Aluminum (湧鑫鋁業)	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	67.33%		Establishment via capital contribution
Runxin Aluminum (潤鑫鋁業)	Gejiu, Yunnan	Gejiu, Yunnan	Manufacturing	70.14%		Business combination not under common control
Wenshan Aluminum (文山鋁業)	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing	100.00%		Business combination not under common control
Zexin Aluminum(澤鑫鋁業)	Yunnan Fuyuan	Yunnan Fuyuan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Aluminum International (雲鋁國際)	Hong Kong	Hong Kong	Trading	100.00%		Establishment via capital contribution
Yunnan Yunlv Lixin Aluminum Co., Ltd. (雲南雲鋁瀝鑫鋁業有限公司) ("Yunnan Yunlv Leaxin")	Lijiang, Yunnan	Lijiang, Yunnan	Manufacturing	60.00%		Establishment via capital contribution
Yunnan Yunlv Hongxin Aluminum Industry Co., Ltd. (雲南雲鋁泓鑫鋁業有限公司) ("Yunnan Yunlv Hongxin")	Dehong, Yunnan	Dehong, Yunnan	Manufacturing	70.00%		Establishment via capital contribution
Yunnan Huaping Fengxin Electric Power Development Co., Ltd (雲南華坪灃鑫電力開發有限公司) ("Fengxin Electric Power")	Huaping, Yunnan	Huaping, Yunnan	Manufacturing	51.00%		Establishment via capital contribution
Yuanxin Carbon (源鑫炭素)	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Business combination under common control
Haoxin Aluminum Foil (浩鑫鋁箔)	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Yunlu Huixin Economic and Trade Co., Ltd. (雲南雲鋁匯鑫經貿有限公司) ("Huixin Economic and Trade")	Kunming, Yunnan	Kunming, Yunnan	Commerce	51.00%		Establishment via capital contribution
Heqing Yixin (鶴慶溢鑫)	Heqing, Yunnan	Heqing, Yunnan	Manufacturing	59.97%		Business combination not under common control
Haixin Aluminum (海鑫鋁業)	Zhaotong, Yunnan	Zhaotong, Yunnan	Manufacturing	80.40%		Capital increase and share expansion
Yunnan Yunlu Lvyuan Huibang Engineering Technology Co., Ltd. (雲南雲鋁綠源慧邦工程技術有限公司) ("Lvyuan Huibang")	Jianshui, Yunnan	jianshui, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Chalco Chaxin (曲鋁清鑫)	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	94.35%		Business combination not under common control
Yunnan Runmai New Energy Vehicle Co., Ltd. (雲南潤邁新能源車業有限公司) ("Runmai Vehicle")	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	50.00%		Establishment via capital contribution
Yunnan Yunlu Logistics Investment Co., Ltd. (雲南雲鋁物流投資有限公司) ("Logistics Investment")	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Yaneng Carbon Asset Management Co., Ltd. (雲南亞能碳資產管理有限公司) ("Carbon Asset")	Kunming, Yunnan	Kunming, Yunnan	Trading	41.00%		Establishment via capital contribution
Wenshan Aluminum Xichou Mining Co., Ltd (文山鋁業西疇礦業有限公司) ("Xichou Mining")	Xichou, Yunnan	Xichou, Yunnan	Mining		100.00%	Establishment via capital contribution
Wenshan Aluminum Yanshan Mining Co., Ltd (文山鋁業硯山礦業有限公司) ("Yanshan Mining")	Yanshan, Yunnan	Yanshan, Yunnan	Mining		100.00%	Establishment via capital contribution
Wenshan Aluminum Guangnan Mining Ltd (文山鋁業廣南礦業有限公司) ("Guangnan Mining")	Guangnan, Yunnan	Guangnan, Yunnan	Mining		100.00%	Establishment via capital contribution
Yunnan Yongshun Aluminum Co., Ltd (雲南湧順鋁業有限公司)	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing		51.00%	Establishment via capital contribution

Other explanation:

The cash and cash equivalents of Yunnan Aluminum International as at 31 December 2021 amounted to RMB10,082,051.32 (31 December 2020: RMB9,296,923.31). Yunnan Aluminum has no restriction on the use of assets of Yunnan Aluminum or on repayment of debts of Yunnan Aluminum.

(2) Significant non-wholly owned subsidiaries

Unit: Yuan

Name of subsidiary	Shareholdings of minority shareholders	Profit or loss attributable to minority shareholders during the period	Dividends declared to minority shareholders during the current period	Closing balance of minority interests
Yunnan Yunlv Yongxin	32.67%	207,309,793.63		510,236,706.14
Yunnan Yunlv Runxin	29.86%	65,336,688.65		240,987,545.24
Yunnan Yunlv Haixin	19.60%	160,229,796.83	101,249,790.92	466,608,224.74
Heqing Yixin	40.03%	407,199,204.45	70,543,023.20	1,381,692,729.50

(3) Main financial information of significant non-wholly owned subsidiaries

Unit: Yuan

Name of subsidiary	Closing balance						Opening balance					
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities
Yunnan Yunlv Yongxin	305,642,825.20	2,221,047,970.19	2,526,690,795.39	1,006,075,246.06	67,296,585.28	1,073,371,831.34	366,975,927.45	2,469,290,067.87	2,836,265,995.32	1,904,307,774.49	102,987,112.72	2,007,294,887.21
Yunnan Yunlv Runxin	232,634,219.65	1,755,008,454.03	1,987,642,673.68	1,159,876,929.60	20,707,655.57	1,180,584,585.17	354,310,965.64	2,165,328,720.94	2,519,639,686.58	1,911,282,070.39	21,697,815.35	1,932,979,885.74
Yunnan Yunlv Haixin	521,475,070.58	5,586,818,411.69	6,108,293,482.27	2,222,364,870.56	1,393,884,880.73	3,616,249,751.29	696,499,694.26	5,376,877,874.28	6,073,377,568.54	1,681,157,014.48	2,278,142,091.58	3,959,299,106.06
Heqing Yixin	466,035,586.56	4,146,768,532.32	4,612,804,118.88	716,266,791.43	450,325,655.85	1,166,592,447.28	597,190,903.43	4,214,937,230.78	4,812,128,134.21	1,383,042,310.76	835,442,333.73	2,218,484,644.49

Unit: Yuan

Name of subsidiary	Amount for the current period				Amount for the previous period			
	Revenue	Net profit	Total comprehensive income	Cash flows from operating activities	Revenue	Net profit	Total comprehensive income	Cash flows from operating activities
Yunnan Yunlv Yongxin	5,534,222,298.15	611,360,069.65	611,360,069.65	79,233,282.64	4,175,227,759.48	152,544,070.76	152,544,070.76	317,527,296.03
Yunnan Yunlv Runxin	3,962,897,395.98	218,810,075.84	218,810,075.84	25,377,031.77	3,374,628,291.36	38,516,009.46	38,516,009.46	276,533,752.01
Yunnan Yunlv Haixin	5,798,994,245.76	857,360,948.57	857,360,948.57	1,405,939,865.32	4,211,799,323.03	226,459,145.15	226,459,145.15	828,046,062.91
Heqing Yixin	6,372,733,644.22	1,017,293,535.34	1,017,293,535.34	948,457,423.79	4,813,121,934.97	454,494,375.47	454,494,375.47	749,016,848.22

Other description: Nil.

(4) Significant restrictions on the use of assets and repayment of debts of the Group

Not applicable.

(5) Financial support or other support provided to structured entities included in the scope of consolidated financial statements

Not applicable.

2. Transactions in which the share of owner's equity in the subsidiary changes and remains the controls over subsidiary

Not applicable.

3. Interests in joint arrangements or associates

(1) Significant joint ventures or associates

Name of joint ventures or associates	Principal place of business	Place of registration	Nature of business	Shareholdings Direct	Shareholdings Indirect	Accounting treatment method of investments in joint ventures or associates
Yunnan Metallurgical	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	22.01%		Equity method
Tianye Chemical	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing		30.00%	Equity method
Yunnan Suotong	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	35.00%		Equity method

(2) Main financial information of significant joint ventures

Not applicable.

(3) Main financial information of significant associates

Unit: Yuan

	Closing balance/Amount for the current period			Opening balance/Amount for previous period		
	Metallurgical Resources	Tianye Chemical	Yunnan Suotong	Metallurgical Resources	Tianye Chemical	Yunnan Suotong
Current assets	174,427,517.28	188,796,577.80	1,426,109,858.39	134,582,298.02	226,848,880.12	57,380,148.44
Non-current assets	55,065,607.00	1,060,111,471.64	1,365,635,322.97	557,642,793.97	1,158,151,098.29	578,453,036.95
Total assets	229,483,124.28	1,248,908,049.44	2,791,745,181.36	692,225,091.99	1,384,999,978.41	635,833,185.39
Current liabilities	28,255,856.04	634,810,872.25	1,559,682,372.88	252,100,583.67	849,488,003.30	159,045,241.24
Non-current liabilities	7,192,083.29	264,326,961.59	710,058,900.00	35,892,876.84	189,223,852.78	
Total liabilities	35,447,939.33	899,137,833.84	2,269,741,272.88	287,993,460.51	1,038,711,856.08	159,045,241.24
Equity attributable to shareholders of the parent company	194,035,184.95	349,770,215.60	522,003,908.48	404,231,631.48	346,288,122.33	476,787,944.15
Share of net asset in proportion to shareholding	42,707,144.21	104,931,064.68	182,701,367.97	80,846,326.30	103,886,436.70	166,875,780.45
–Other				-27,736,226.30		
Carrying value of the equity investment in associates	43,845,084.87	106,059,481.23	165,599,890.80	53,110,100.00	103,886,436.70	167,699,251.95
Operating revenue	80,169,749.03	1,103,269,438.47	157,000,948.88	32,067,000.93	927,500,572.28	
Net profit	-42,094,571.24	12,591,495.65	-5,998,174.71	-46,299,400.26	-24,348,213.00	-2,979,977.68
Other comprehensive income			-82,099.50			
Total comprehensive income	-42,094,571.24	12,591,495.65	-6,080,274.21	-46,299,400.26	-24,348,213.00	-2,979,977.68

Other explanation

Based on the amount attributable to the parent company in the consolidated financial statements of the associates, Yunnan Aluminum calculates the share of assets in proportion to its shareholding. The amount in the consolidated financial statements of associates takes into account the fair value of the identifiable assets and liabilities of the associates at the time of acquisition and the impact of unified accounting policies. The assets involving in the transactions between Yunnan Aluminum and associates do not constitute businesses.

(4) Summarised financial information of insignificant joint ventures and associates

Unit: Yuan

	Closing balance/ Amount for the current period	Opening balance/ Amount for previous period
Joint ventures:		
Total amount of the following items calculated in proportion to shareholding		
Associates:		
Total carrying amount of investments	91,123,209.45	123,563,405.33
Total amount of the following items calculated in proportion to shareholding		
–Net profit	1,376,405.56	6,897,308.86
–Other comprehensive income	-7,802.71	-1,536,888.16
–Total comprehensive income	1,368,602.85	5,360,420.70

Other explanation:

Net profit and other comprehensive income have taken into account the fair value of identifiable assets and liabilities at the time of acquisition and the adjustment effect of unified accounting policies.

(5) Description of significant restrictions on the ability of joint ventures or associates to transfer funds to the Company

Not applicable.

(6) Excess loss incurred by joint ventures or associates

Unit: Yuan

Name of joint venture or associate	Accumulated unrecognised losses accumulated in previous period	Unrecognised losses during the current period (or share of net profits during the current period)	Accumulated unrecognised losses at the end of the current period
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造公司)	3,551,809.42	1,008,000.00	4,559,809.42

(7) Unconfirmed commitments related to investments in joint ventures

Not applicable.

(8) Contingent liabilities related to investments in joint ventures or associates

Not applicable.

4. Significant joint operations

Not applicable.

5. Interests in structured entities not included into the scope of the consolidate financial statement

Not applicable.

6. Others

X. RISKS RELATED TO FINANCIAL INSTRUMENTS

Yunnan Aluminum's operating activities expose it to a variety of financial risks: market risk (primarily foreign exchange risk, interest rate risk and other price risk), credit risk and liquidity risk. The above financial risks and the risk management policies adopted by Yunnan Aluminum to mitigate these risks are as follows:

The Board is responsible for planning and establishing Yunnan Aluminum's risk management structure, formulating Yunnan Aluminum's risk management policies and relevant guidelines, and supervising the implementation of risk management measures. Yunnan Aluminum has established risk management policies to identify and analyse the risks faced by Yunnan Aluminum. The policies clearly stipulate specific risks, covering various aspects such as market risk, credit risk and liquidity risk management. Yunnan Aluminum regularly evaluates changes in the market environment and Yunnan Aluminum's operating activities to determine whether to update the risk management policies and systems. Yunnan Aluminum's risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates and mitigates relevant risks through close cooperation with other business departments of Yunnan Aluminum. Yunnan Aluminum's internal audit department conducts regular reviews on risk management controls and procedures and reports the audit results to Yunnan Aluminum's Audit Committee.

1. Market risk

(1) Foreign exchange exposure

Yunnan Aluminum's main operations are located in the PRC and its main businesses are settled in Renminbi. Yunnan Aluminum is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies (primarily denominated in USD and HKD). Yunnan Aluminum continuously monitors the scale of Yunnan Aluminum's foreign currency transactions and foreign currency assets and liabilities to minimise the foreign exchange risk.

As at 31 December 2021 and 31 December 2020, the amounts converting into Renminbi from foreign currency assets and liabilities held by Yunnan Aluminum's companies which the recording currency was Renminbi are summarised below:

Unit: Yuan

	31 December 2021		
	USD items	Other foreign currency items	Total
Foreign currency financial assets –			
Monetary funds	2,815,016.78	599.47	2,815,616.25
Receivables	7,628,564.07	66,512.35	7,695,076.42
Total	10,443,580.85	67,111.82	10,510,692.67

Unit: Yuan

	31 December 2020		
	USD items	Other foreign currency items	Total
Foreign currency financial assets –			
Monetary funds	6,965,885.04	11.90	6,965,896.94
Receivables	23,605,208.70	1,629,820.97	25,235,029.67
Total	30,571,093.74	1,629,832.87	32,200,926.61

As at 31 December 2021, for all USD dominated financial assets of the companies which the recording currency was Renminbi, if RMB had appreciated or depreciated by 4% against USD with all other variables held constant, the total profit of Yunnan Aluminum would have been decreased or increased by RMB417,743.23 (31 December 2020: RMB1,222,843.75).

As at 31 December 2021 and 31 December 2020, the amounts converting into Renminbi from foreign currency financial assets and foreign currency financial liabilities held by Yunnan Aluminum's companies of which the recording currency was USD are summarised below:

Unit: Yuan

	31 December 2021		
	RMB Item	HKD item	Total
Foreign currency financial assets – Monetary funds	5,834,358.82	4,247,692.44	10,082,051.26
Other equity instrument investments		37,460,281.51	37,460,281.51
Total	5,834,358.82	41,707,973.95	47,542,332.77

Unit: Yuan

	31 December 2020		
	RMB Item	HKD item	Total
Foreign currency financial assets –			
Monetary funds	4,917,683.50	4,379,603.33	9,297,286.83
Receivables	387,799.86		387,799.86
Other equity instrument investments		22,644,160.42	22,644,160.42
Total	5,305,483.36	27,023,763.75	32,329,247.11

As at 31 December 2021 and 31 December 2020, for all HKD financial assets and financial liabilities held by the companies of which the recording currency was USD, exchange rate changes will not have significant impact on Yunnan Aluminum's total profit due to the linked exchange rate system of HKD.

(2) Interest rate risk

Yunnan Aluminum's interest rate risk mainly arises from long-term interest-bearing borrowings such as long-term bank borrowings and long-term payables. Financial liabilities at floating rates expose Yunnan Aluminum to cash flow interest rate risk, and financial liabilities at fixed rates expose Yunnan Aluminum to fair value interest rate risk. Yunnan Aluminum determines the relative proportions of fixed rate and floating rate contracts based on the prevailing market conditions. As at 31 December 2021, Yunnan Aluminum's long-term interest bearing borrowings included certain RMB-denominated with floating rates, amounting to RMB3,444,000,000.00 (31 December 2020: RMB2,159,680,000.00) (Note IV(26) and Note IV(27)).

Yunnan Aluminum continuously monitors the interest rate level of Yunnan Aluminum. Increases in interest rates will increase the cost of new interest-bearing borrowings and the interest expenses with respect to Yunnan Aluminum's outstanding floating rate interest-bearing borrowings, and therefore could have a material adverse effect on Yunnan Aluminum's results of operations. The management makes adjustments timely with reference to the latest market conditions. Such adjustments may result from interest rate swap arrangements to mitigate interest rate risk. In 2021 and 2020, Yunnan Aluminum did not enter into any interest rate swap agreements.

As at 31 December 2021, if interest rates on the floating rate borrowings had increased or decreased by 50 basis points with all other variables held constant, the total profit of Yunnan Aluminum would have decreased or increased by RMB17,220,000.00 (31 December 2020: RMB10,798,400.00).

(3) Other price risk

Yunnan Aluminum's other price risk mainly arises from various investments in equity instruments, which are exposed to the risk of changes in the price of equity instruments.

As at 31 December 2021, if the expected price of Yunnan Aluminum's various equity instrument investments increases or decreases by 5% with all other variables held constant, Yunnan Aluminum's other comprehensive income will increase or decrease by RMB2,710,797.57 (31 December 2020: RMB2,196,578.68).

2. Credit risk

Yunnan Aluminum's credit risk mainly arises from cash at bank and on hand, notes receivables, trade receivables, receivables financing and other receivables. The carrying amounts of Yunnan Aluminum's financial assets represent the maximum exposure to credit risk at the balance sheet date.

Yunnan Aluminum expects that there is no significant credit risk associated with cash at bank and on hand since they are deposited at state-owned banks and other medium or large-sized listed banks with good reputation and high credit ratings. Management does not expect that there will be any significant losses from non-performance by these banks.

In addition, Yunnan Aluminum has policies to control the credit risk exposure of notes receivables, trade receivables, receivables financing and other receivables. Yunnan Aluminum assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. Yunnan Aluminum regularly monitors the credit history of its customers. For customers with a poor credit history, Yunnan Aluminum will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of Yunnan Aluminum is limited to a controllable extent.

As at 31 December 2021, Yunnan Aluminum had no significant collateral or other credit enhancements held as a result of the debtor's mortgage (31 December 2020: nil).

(3) Liquidity risk

Each subsidiary within Yunnan Aluminum is responsible for its own cash flow forecast. Yunnan Aluminum monitors rolling forecasts of Yunnan Aluminum's short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that Yunnan Aluminum does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

As at 31 December 2021, Yunnan Aluminum's current liabilities exceeded its current assets by approximately RMB4.476 billion. For details, please refer to Note II(1).

At the balance sheet date, the financial liabilities of Yunnan Aluminum are shown at their undiscounted contractual cash flows by their maturity date as follows:

Unit: Yuan

	31 December 2021				
	Within 1 year	1-2 years	2 to 5 years	Over 5 years	Total
Short-term loans and borrowings	2,772,239,625.93				2,772,239,625.93
Notes payable	120,000,000.00				120,000,000.00
Payables	5,037,637,261.39				5,037,637,261.39
Other payables	407,515,991.80				407,515,991.80
Long-term borrowings	617,646,784.48	5,669,027,334.48	1,810,646,194.21	64,000,000.00	8,161,320,313.17
Leased liabilities	6,817,910.38	3,668,048.43	2,508,324.69	727,828.75	13,722,112.25
Long-term payables	117,372,459.23	310,823.01			117,683,282.24
Total	9,079,230,033.21	5,673,006,205.92	1,813,154,518.90	64,727,828.75	16,630,118,586.78

	31 December 2020				
	Within 1 year	1-2 years	2 to 5 years	Over 5 years	Total
Short-term loans and borrowings	5,657,611,282.11				5,657,611,282.11
Notes payable	2,014,772,391.82				2,014,772,391.82
Payables	7,347,790,425.84				7,347,790,425.84
Other payables	285,047,872.85				285,047,872.85
Long-term borrowings	744,199,528.86	4,119,793,646.54	5,894,064,933.69	761,110,890.00	11,519,168,999.09
Long-term payables	893,856,767.23	143,543,430.70			1,037,400,197.93
Total	16,943,278,268.71	4,263,337,077.24	5,894,064,933.69	761,110,890.00	27,861,791,169.64

XI. FAIR VALUE DISCLOSURE

1. Closing Fair Value of Assets and Liabilities Measured at Fair Value

Unit: Yuan

Items	Closing fair value Fair value measurement at level 1	Fair value measurement at level 2	Fair value measurement at level 3	Total
I. Recurring fair value measurement				
(I) Financial assets held for trading				
1. Financial assets at fair value through profit or loss				
(1) Debt investment instruments				
(2) Equity instrument investments				
(3) Derivative financial liabilities				
2. Financial assets designated at fair value through profit or loss				
(1) Debt investment instruments				
(2) Equity instrument investments				
(II) Other investments on bonds			170,610,376.15	170,610,376.15
(III) Other equity instrument investments	37,460,281.51		26,984,254.41	64,444,535.92
(VI) Investment in property				
1. Leased land use rights				
2. Leased building				
3. Possessed and transferred land use rights after preparation for appreciation				

Items	Closing fair value Fair value measurement at level 1	Fair value measurement at level 2	Fair value measurement at level 3	Total
(V) Biological assets				
1. Consumable biological assets				
2. Operational biological assets				
Total assets measured at fair value on a recurring basis	37,460,281.51		197,594,630.56	235,054,912.07
(VI) Financial assets held for trading				
Including: debentures issued for trading				
Derivative financial liabilities				
Others				
(VII) Financial assets designated at fair value through profit or loss				
Total liabilities measured at fair value on a recurring basis				
II. Non-recurring fair value measurement				
(I) Assets held for sale				
Total assets measured at fair value on a non-recurring basis				
Total assets measured at fair value on a non-recurring basis				

2. Basis for determining market price of recurring or non-recurring fair value measurement items at level 1

The unadjusted quoted prices of the same assets or liabilities in the active market.

3. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 2

The inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

4. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 3

The unobservable inputs for the relevant asset or liability.

5. Reconciliation information between opening and closing carrying amount and sensitivity analysis of unobservable parameters for recurring o fair value measurement items at level 3

Not applicable.

6. Transfer among levels occurred during the period for recurring fair value measurement items, reason for the conversion and policy for determination of the time point of the conversion

Not applicable.

7. Changes of valuation techniques and its reason during this period

Not applicable.

8. Details of fair value of financial assets and financial liabilities not measured at fair value

Not applicable.

9. Others

Yunnan Aluminum recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event that caused the transfer among levels. There was no transfer occurred among level 1 and 2 during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices in active markets.

The above changes in level 3 assets and liabilities are as follows:

Unit: Yuan

	31 December 2021	Additions	Disposals	Settlement	Transfer into Level 3	Transfer out of Level 3	Total gains or losses of the current period: Gains or losses recognised in profit or loss for the period	Total gains or losses of the current period: Gains or losses recognised in other comprehensive income	31 December 2021	Changes in unrealised gains or losses for the year included in p rofit or loss for assets held at 31 December 2021 – profit or loss from changes of fair value
Financial assets										
Receivables financing –										
Account receivables financing	274,917,710.78	170,610,376.15		-274,917,710.78					170,610,376.15	
Other equity instrument investment –										
Non-public offering equity instruments	33,364,932.84		-3,933,828.07					-2,446,850.36	26,984,254.41	
Total financial assets	308,282,643.62	170,610,376.15	-3,933,828.07	-274,917,710.78				-2,446,850.36	197,594,630.56	

Yunnan Aluminum's financial assets and liabilities measured at amortised cost mainly include bills receivable, receivables, other receivables, debt investments, short-term borrowings, payables, leased liabilities, long-term borrowings and long-term payables.

The carrying value of Yunnan Aluminum's financial assets and financial liabilities not measured at fair value is approximate to its fair value.

The fair values of long-term borrowings and long-term payables are determined based on the present value of the contractually determined future cash flows discounted by reference to the rate of interest of comparable credit level applied at markets and providing substantially the same cash flows on the same terms, and are within level 3 of the fair value hierarchy.

XII. RELATED PARTIES AND RELATED PARTY TRANSACTION

1. Parent company of the Company

Name of parent company	Place of registration	Nature of business	Registered capital	Shareholding of the parent company in the Company	Percentage of voting right of the parent company in the Company
Yunnan Metallurgical	Kunming	Corporate headquarters management	17,342,019,638.00	32.00%	32.00%

The information on the parent company of the Company

The ultimate controlling party of the Company is Aluminum Corporation of China.

2. Subsidiaries of the Company

Details of the subsidiaries of the Company are set out in the Note V.

3. Details of joint ventures and associates of the Company

Particulars of the Company's significant joint ventures or associates are set out in the Note V.

Other joint ventures or associates that have related party transactions with the Company during the current period or have balance formed by related party transactions with the Company in the previous period are as follows:

Name of joint venture or associate	Relationship with the Company
Shanghai Dianxin	Associate
Jiecheng Logistics	Associate
Defu Environmental Protection	Associate
PetroChina Huineng	Associate
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Associate
Yunnan Suotong (雲南索通)	Associate

4. Other related parties

Name of other related parties	Relationship between other related parties and the Company
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Controlled by the same parent company
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Controlled by the same parent company
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Controlled by the same parent company
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Controlled by the same parent company
Yunnan Jianshui Mangeanese Co., Ltd.(雲南建水錳礦有限責任公司)	Controlled by the same parent company
Yunnan Huineng Power Sales Co., Ltd.(雲南慧能售電股份有限公司)	Controlled by the same parent company
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	Controlled by the same parent company
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Controlled by the same parent company
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Controlled by the same parent company
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Controlled by the same parent company
Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	Controlled by the same parent company
Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)	Controlled by the same parent company
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Controlled by the same parent company
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Controlled by the same parent company
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	Controlled by the same parent company
Yunnan Jinding Zinc Industry Co., Ltd. (雲南金鼎鋅業有限公司)	Controlled by the same parent company
Xin Ba Er Hu You Qi Rongda Mining Co., Ltd. (新巴爾虎右旗榮達礦業有限責任公司)	Controlled by the same parent company

Name of other related parties	Relationship between other related parties and the Company
Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	Controlled by the same parent company
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	Controlled by the same parent company
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Controlled by the same parent company
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Under common control of Chinalco
Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	Under common control of Chinalco
Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	Under common control of Chinalco
Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)	Under common control of Chinalco
Yunnan Copper Real Estate Service Co., Ltd. (雲南銅業地產物業服務有限公司)	Under common control of Chinalco
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Under common control of Chinalco
Yunnan Metallurgical Group Jinshui Asset Management Co., Ltd. (中銅資產經營管理有限公司)	Under common control of Chinalco
Chinalco High End Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司)	Under common control of Chinalco
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Under common control of Chinalco
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Under common control of Chinalco
China Nonferrous Metals Changsha Survey and Design Institute and Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Under common control of Chinalco
Aluminum Corporation of China Limited (中國鋁業股份有限公司)	Under common control of Chinalco
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Under common control of Chinalco
China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	Under common control of Chinalco
Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	Under common control of Chinalco
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Under common control of Chinalco
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Under common control of Chinalco
Chinalco Insurance Brokers (Beijing) Co., Ltd. (中鋁保險經紀(北京)股份有限公司)	Under common control of Chinalco
China Aluminum International (Tianjin) Construction Co., Ltd. (中鋁國際(天津)建設有限公司)	Under common control of Chinalco
Shandong Construction Company of China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	Under common control of Chinalco
Chalieco Shandong Trading Co., Ltd. (中鋁國際山東化工有限公司)	Under common control of Chinalco
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	Under common control of Chinalco
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Under common control of Chinalco
Chalco Shandong Company Limited (中鋁山東有限公司)	Under common control of Chinalco
Shanxi Huaze Aluminum & Power Co., Ltd. (中鋁山西新材料有限公司)	Under common control of Chinalco
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Under common control of Chinalco
Chinalco Tendering Co., Ltd. (中鋁招標有限公司)	Under common control of Chinalco
Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	Under common control of Chinalco
Chinalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Under common control of Chinalco
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Under common control of Chinalco
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Under common control of Chinalco
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Under common control of Chinalco
Chinalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)	Under common control of Chinalco
Chalco Logistics Group Chongqing Co., Ltd. (中鋁物流集團重慶有限公司)	Under common control of Chinalco
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Chalco Ruimin Co., Ltd. (中鋁瑞閩股份有限公司)	Under common control of Chinalco
Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	Under common control of Chinalco
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Under common control of Chinalco
CHINALCO-SWA Co., Ltd. (中鋁西南鋁板帶有限公司)	Under common control of Chinalco
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	Under common control of Chinalco
Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	Under common control of Chinalco
Jiuye Construction Co., Ltd. (九冶建設有限公司)	Under common control of Chinalco
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Under common control of Chinalco
Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	Under common control of Chinalco
Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	Under common control of Chinalco
Shandong Aluminum Company Limited (山東鋁業有限公司)	Under common control of Chinalco
Jinlv Installation Company (山西中鋁工業服務有限公司)	Under common control of Chinalco
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Under common control of Chinalco
Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	Under common control of Chinalco
Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	Under common control of Chinalco
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Under common control of Chinalco
Shenyang Boyu Technology Co., Ltd. (瀋陽博宇科技有限責任公司)	Under common control of Chinalco
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Under common control of Chinalco
China Changcheng Aluminum Industry Company Machinery Manufacturing Company (河南中鋁裝備有限公司)	Under common control of Chinalco
Henan Huahui Nonferrous Engineering Design Co., Ltd. (河南華慧有色工程設計有限公司)	Under common control of Chinalco
Henan Changxing Industry Co., Ltd. (河南長興實業有限公司)	Under common control of Chinalco
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Under common control of Chinalco
Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Under common control of Chinalco
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Under common control of Chinalco
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Under common control of Chinalco
Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	Under common control of Chinalco
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Under common control of Chinalco
Aluminum Corporation of Zunyi Limited (遵義鋁業股份有限公司)	Under common control of Chinalco
Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd.(鄭州九冶三維化工機械有限公司)	Under common control of Chinalco
Chongqing Chinalco Huaxi Aluminum Co., Ltd. (重慶中鋁華西鋁業有限公司)	Under common control of Chinalco
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Under common control of Chinalco
Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	Under common control of Chinalco
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	Under common control of Chinalco
China Aluminum International Trading Group Co., Ltd. (中鋁國際貿易集團有限公司)	Under common control of Chinalco
Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	Under common control of Chinalco
Chinalco Materials Application Research Institute Co., Ltd. (中鋁材料應用研究院有限公司)	Under common control of Chinalco
Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	Under common control of Chinalco
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Under common control of Chinalco
Yunnan Yuntong Zinc Co., Ltd. (雲南雲銅鋅業股份有限公司)	Under common control of Chinalco
Yunnan Yongchang Silicon Industry Co., Ltd. (雲南永昌硅業股份有限公司)	Under common control of Chinalco
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	Under common control of Chinalco
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Under common control of Chinalco
Guizhou Huajin Aluminum Co., Ltd (貴州華錦鋁業有限公司)	Under common control of Chinalco
Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	Under common control of Chinalco
Inner Mongolia Huayun New Material Co., Ltd. (內蒙古華雲新材料有限公司)	Under common control of Chinalco
Chibi Great Wall Carbon Products Co., Ltd. (赤壁長城炭素製品有限公司)	Under common control of Chinalco
China Great Wall Aluminum Corporation (中國長城鋁業有限公司)	Under common control of Chinalco
Beijing Chinalco United Property Management Co., Ltd. (北京中鋁聯合物業管理有限公司)	Under common control of Chinalco
Henan Jiuli Technology Co., Ltd. (河南九力科技有限公司)	Under common control of Chinalco
Guangxi Huasheng New Material Co., Ltd. (廣西華昇新材料有限公司)	Under common control of Chinalco
Chinalco Logistics Group Northwest International Land Port Co., Ltd. (中鋁物流集團西北國際陸港有限公司)	Under common control of Chinalco
Chalco Wuxi International Trading Co., Ltd. (中鋁新材料有限公司)	Under common control of Chinalco
China Aluminum Material Supply and Sales Co., Ltd. (中鋁物資供銷有限公司)	Under common control of Chinalco
Chalco Qingdao International Trading Co., Ltd. (中鋁青島國際貿易有限公司)	Under common control of Chinalco
Henan Zhongzhou Aluminum Factory Co., Ltd. (河南中州鋁廠有限公司)	Under common control of Chinalco
Chinalco International Yunnan Aluminum Application Engineering Co., Ltd. (中鋁國際雲南鋁應用工程有限公司)	Under common control of Chinalco
Chalco Qingdao Light Metals Co., Ltd. (中鋁青島輕金屬有限公司)	Under common control of Chinalco
CINF Engineering Co., Ltd. (長沙有色冶金設計研究院有限公司)	Under common control of Chinalco
Guizhou China Aluminum Colored Aluminum Technology Co., Ltd. (貴州中鋁彩鋁科技有限公司)	Under common control of Chinalco
Chongqing Xilang Precision Die Casting Co., Ltd. (重慶西鋁精密壓鑄有限責任公司)	Under common control of Chinalco
Chalco Guizhou Industrial Service Co., Ltd. (中鋁貴州工業服務有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
China Aluminum GREAT Wall Construction Company Limited (中鋁長城建設有限公司)	Under common control of Chinalco
Guiyang Aluminum Magnesium Design & Research Institute Engineering Contracting Co., Ltd. (貴陽鋁鎂設計研究院工程承包有限公司)	Under common control of Chinalco
Guangxi Chinalco Industrial Service Co., Ltd. (廣西中鋁工業服務有限公司)	Under common control of Chinalco
China Non-ferrous Metal Industry Liuye Electromechanical Installation Company (六冶洛陽機電安裝有限公司)	Under common control of Chinalco
Shanxi Lvchang Industry and Trade Co., Ltd. (安徽華聚新材料有限公司)	Under common control of Chinalco
Chalco Intelligent Digital Dimension (Hangzhou) Engineering Design and Research Institute Co., Ltd. (杭州華成設計研究院有限公司)	Under common control of Chinalco
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Associates of Chinalco
Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	Joint ventures of Chinalco
Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司)	Joint ventures of Chinalco

5. **Details of related party transactions**

(1) ***Related party transactions of purchase and sale of goods, provision and acceptance of labour services***

Purchase of goods/Acceptance of labour services

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
China Aluminum International Trading Group Co., Ltd. (中鋁國際貿易集團有限公司)	Purchase of goods	7,016,274,304.61	9,200,000,000.00	No	
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	Purchase of goods			No	6,384,999,272.95
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Purchase of goods	5,887,274,516.91	6,668,399,200.00	No	6,302,067,383.81
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Purchase of goods	1,616,582,461.10	2,053,194,300.00	No	862,212,250.90
Guizhou Huajin Aluminum Co., Ltd (貴州華錦鋁業有限公司)	Purchase of goods	907,910,556.54	980,000,000.00	No	736,678,450.56
Chibi Great Wall Carbon Products Co., Ltd. (赤壁長城炭素製品有限公司)	Purchase of goods	449,779,418.55	546,000,000.00	No	
PetroChina Huineng (中石油慧能)	Purchase of goods	266,964,909.15	330,000,000.00	No	137,179,448.92
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Purchase of goods				160,029,543.18
Aluminum Corporation of China (中鋁股份)	Purchase of goods	92,544,264.93	131,384,100.00	No	104,038,153.27
Chinalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)	Purchase of goods	73,968,001.51	97,295,400.00	No	
Guangxi Huasheng New Material Co., Ltd. (廣西華昇新材料有限公司)	Purchase of goods	61,509,214.78	112,500,000.00	No	
Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	Purchase of goods	5,803,051.76	10,408,800.00	No	10,878,851.03
Yunnan Suotong (雲南索通)	Purchase of goods	37,027,208.14	173,050,000.00	No	
Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	Purchase of goods	31,646,017.72	31,646,000.00	Yes	21,238,938.00

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Purchase of goods	24,980,827.34	54,740,000.00	No	
Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	Purchase of goods	18,602,231.69	13,574,400.00	Yes	22,884,550.34
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Purchase of goods	18,553,996.00	4,065,900.00	Yes	12,562,574.71
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	Purchase of goods	18,364,582.93	9,178,100.00	Yes	15,692,567.70
Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	Purchase of goods	16,683,012.04		Yes	
Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	Purchase of goods	14,629,301.84	12,064,900.00	Yes	
Jinlv Installation Company (山西中鋁工業服務有限公司)	Purchase of goods				7,787,227.52
Shenyang Boyu Technology Co., Ltd. (瀋陽博宇科技有限責任公司)	Purchase of goods	13,294,859.91	545,100.00	Yes	329,203.54
Shandong Aluminum Company Limited (山東鋁業有限公司)	Purchase of goods	13,046,549.49	11,460,300.00	Yes	7,081,443.11
Defu Environmental Protection (德福環保)	Purchase of goods	2,666,634.69	400,000.00	Yes	5,154,367.62
Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	Purchase of goods	11,131,105.89	5,038,100.00	Yes	7,104,380.50
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Purchase of goods	10,332,703.76	10,000,000.00	Yes	51,804.75
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Purchase of goods	9,978,910.42	12,000,000.00	No	11,697,797.10
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Purchase of goods	9,729,854.53	12,538,900.00	No	27,984,208.29
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Purchase of goods	8,226,989.86	3,441,600.00	Yes	46,675,630.17
Chalco Shandong Company Limited (中鋁山東有限公司)	Purchase of goods	7,827,542.66		Yes	25,853,679.61
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Purchase of goods	6,829,395.69	10,000,000.00	No	11,460,757.97
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Purchase of goods	5,994,092.91	3,458,600.00	Yes	40,678,847.75

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Henan Changxing Industry Co., Ltd. (河南長興實業有限公司)	Purchase of goods	5,763,938.03	650,000.00	Yes	904,318.60
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Purchase of goods	141,509.43		Yes	
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Purchase of goods	567,081.99	300,000.00	Yes	
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Purchase of goods	156,603.78		Yes	754,716.98
Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司)	Purchase of goods	3,117,921.19		Yes	208,095,248.50
Shandong Construction Company of China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	Purchase of goods				276,412.04
Chalco Qingdao International Trading Co., Ltd. (中鋁青島國際貿易有限公司)	Purchase of goods	2,628,856.43		Yes	
Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	Purchase of goods	2,465,992.04	2,731,500.00	No	
China Aluminum Material Supply and Sales Co., Ltd. (中鋁物資供銷有限公司)	Purchase of goods	2,403,712.18	442,500.00	Yes	
CHALCO Wuxi International Trading Co., Ltd. (中鋁新材料有限公司)	Purchase of goods	2,333,410.84		Yes	
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Purchase of goods	2,241,473.42	3,592,100.00	No	1,887,297.16
Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	Purchase of goods	2,163,287.56	1,000,000.00	Yes	46,787,421.69
Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	Purchase of goods	2,135,681.40	2,680,000.00	No	8,477,069.05
Suzhou New Changguang Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	Purchase of goods	2,099,985.82	506,400.00	Yes	35,770,949.03
China Non-ferrous Metal Industry Liuye Electromechanical Installation Company (六冶洛陽機電安裝有限公司)	Purchase of goods	1,637,980.00		Yes	
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Purchase of goods				158,597.13

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Henan Jiuli Technology Co., Ltd. (河南九力科技有限公司)	Purchase of goods	1,315,044.25		Yes	
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Purchase of goods	1,289,337.93	1,564,300.00	No	2,112,137.12
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Purchase of goods	1,252,917.52	4,692,400.00	No	7,436,282.14
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Purchase of goods	661,568.13	363,200.00	Yes	875,709.82
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Purchase of goods	583,264.15	500,000.00	Yes	781,205.54
Zhengzhou Jinye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)	Purchase of goods	445,575.21	2,100,000.00	No	1,333,451.33
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Purchase of goods	425,387.00	1,000,000.00	No	2,314,660.20
Chalieco Shandong Trading Co., Ltd. (中鋁國際山東化工有限公司)	Purchase of goods	335,694.69	335,700.00	No	5,377,521.23
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	Purchase of goods	142,230.08	1,000,000.00	No	27,442,974.52
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Purchase of goods	21,592.92	3,500.00	Yes	
Chongqing Xilang Precision Die Casting Co., Ltd. (重慶西鋁精密壓鑄有限責任公司)	Purchase of goods	9,110.39	9,100.00	Yes	
Aluminum Corporation of Zunyi Limited (遵義鋁業股份有限公司)	Purchase of goods				559,513.27
Guiyang Aluminum Magnesium Design & Research Institute Engineering Contracting Co., Ltd. (貴陽鋁鎂設計研究院工程承包有限公司)	Purchase of goods				288,679.24
China Changcheng Aluminum Industry Company Machinery Manufacturing Company (河南中鋁裝備有限公司)	Purchase of goods				67,168.14
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金進出口物流股份有限公司)	Purchase of goods				24,313.82
Total		16,694,495,673.73	20,519,874,400.00		15,314,046,979.85

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Acceptance of labour services	1,239,493.91		Yes	994,909.19
PetroChina Huineng (中石油慧能)	Acceptance of labour services	899,428.73	679,200.00	Yes	
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Acceptance of labour services	206,779,457.89	219,442,500.00	No	121,587,092.12
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Acceptance of labour services	123,693,088.98	796,104,100.00	No	1,361,016,809.11
Aluminum Corporation of China (中鋁股份)	Acceptance of labour services	11,179,252.61		Yes	
Chinalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)	Acceptance of labour services	12,794,747.25		Yes	16,516,518.01
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Acceptance of labour services	48,406,835.51	79,234,700.00	No	128,584,019.40
Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	Acceptance of labour services	42,586,031.35	667,000.00	Yes	
Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	Acceptance of labour services	31,565,735.66		Yes	99,538,004.00
China Aluminum GREAT Wall Construction Company Limited (中鋁長城建設有限公司)	Acceptance of labour services	27,862,262.49	28,000,000.00	No	7,307,407.26
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Acceptance of labour services				18,928,439.57
Jiuye Construction Co., Ltd. (九冶建設有限公司)	Acceptance of labour services	22,067,965.12	37,487,200.00	No	43,220,577.34
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Acceptance of labour services	2,830.19		Yes	
China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	Acceptance of labour services	2,156,943.38	1,359,800.00	Yes	16,693,924.16
Jinlv Installation Company (山西中鋁工業服務有限公司)	Acceptance of labour services	13,717,643.37	13,300,000.00	Yes	1,430,842.48
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Acceptance of labour services	13,416,178.97	36,399,500.00	No	86,374,558.86
Shandong Aluminum Company Limited (山東鋁業有限公司)	Acceptance of labour services	913,444.74	3,988,600.00	No	251,580.66
Defu Environmental Protection (德福環保)	Acceptance of labour services	12,337,492.24	32,300,600.00	No	6,513,294.89
Jiecheng Logistics (捷成物流)	Acceptance of labour services	10,436,153.76	2,000,000.00	Yes	17,139,614.79

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
China Nonferrous Metals Changsha Survey and Design Institute and Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	Acceptance of labour services	10,211,544.35	20,137,100.00	No	20,570,007.84
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	Acceptance of labour services	4,750,848.51	3,887,300.00	Yes	3,381,138.35
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	Acceptance of labour services	9,407,528.33	7,942,100.00	Yes	65,648,662.58
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	Acceptance of labour services				193,553.21
China Aluminum International (Tianjin) Construction Co., Ltd. (中鋁國際(天津)建設有限公司)	Acceptance of labour services	7,406,944.55	11,859,300.00	No	36,289,158.39
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Acceptance of labour services	7,007,705.29	20,588,300.00	No	5,201,502.57
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Acceptance of labour services	1,080,188.63	1,095,600.00	No	6,550,581.57
China LCO Insurance Brokers (Beijing) Co., Ltd. (中鋁保險經紀(北京)股份有限公司)	Acceptance of labour services	5,563,037.76	2,007,500.00	Yes	2,632,765.34
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Acceptance of labour services	4,897,025.18	3,820,900.00	Yes	473,527.53
China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	Acceptance of labour services	4,679,245.29	4,431,900.00	Yes	1,507,547.17
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Acceptance of labour services	4,188,010.67	2,622,600.00	Yes	19,545,172.64
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Acceptance of labour services	4,457,495.48	6,670,100.00	No	9,967,970.38
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Acceptance of labour services	3,918,652.98	3,192,400.00	Yes	4,555,241.64
Henan Huahui Nonferrous Engineering Design Co., Ltd. (河南華慧有色工程設計有限公司)	Acceptance of labour services	3,591,782.10	4,458,700.00	No	7,761,769.91
Chalco Qingdao Light Metals Co., Ltd. (中鋁青島輕金屬有限公司)	Acceptance of labour services	3,049,056.61		Yes	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Shandong Construction Company of China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	Acceptance of labour services	2,906,094.25	4,686,500.00	No	4,640,425.81
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Acceptance of labour services	740,358.85	575,200.00	Yes	
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Acceptance of labour services	1,549,694.71	4,287,500.00	No	2,478,905.79
China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	Acceptance of labour services	408,716.79	1,000,000.00	No	1,423,476.09
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Acceptance of labour services	58,413.43	200,000.00	No	1,320,873.92
Chinalco Materials Application Research Institute Co., Ltd. (中鋁材料應用研究院有限公司)	Acceptance of labour services	805,471.70	273,600.00	Yes	188,679.25
Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	Acceptance of labour services	707,426.42		Yes	731,698.12
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Acceptance of labour services	634,088.37	2,498,200.00	No	379,262.72
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Acceptance of labour services	316,304.88	771,700.00	No	472,358.48
Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	Acceptance of labour services	412,795.34	5,149,500.00	No	4,541,981.11
Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	Acceptance of labour services	409,292.04		Yes	
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Acceptance of labour services	168,116.03	105,000.00	Yes	58,514.90
CINF Engineering Co., Ltd. (長沙有色冶金設計研究院有限公司)	Acceptance of labour services	164,150.94	658,500.00	No	
Chalco Intelligent Digital Dimension (Hangzhou) Engineering Design and Research Institute Co., Ltd. (杭州華威設計研究院有限公司)	Acceptance of labour services	100,173.45		Yes	
Yunnan Metallurgical Group Jinshui Asset Management Co., Ltd. (中鋼資產經營管理有限公司)	Acceptance of labour services	61,603.77		Yes	

Related parties	Details of the related party transactions	Amount for the period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
China Great Wall Aluminum Corporation (中國長城鋁業有限公司)	Acceptance of labour services	33,523.58		Yes	
Guizhou China Aluminum Colored Aluminum Technology Co., Ltd. (貴州中鋁彩鋁科技有限公司)	Acceptance of labour services	29,003.89		Yes	
Yunnan Metallurgical Group (雲南冶金集團)	Acceptance of labour services	19,726.42	1,050,000.00	No	309,929.35
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Acceptance of labour services	15,849.06	28,300.00	No	
Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	Acceptance of labour services	4,403.67	3,700.00	Yes	
Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)	Acceptance of labour services				43,785,758.73
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Acceptance of labour services				10,149,747.42
Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	Acceptance of labour services				1,130,995.23
Guangxi Chinalco Industrial Service Co., Ltd. (廣西中鋁工業服務有限公司)	Acceptance of labour services				84,905.66
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Acceptance of labour services				62,140.75
Chinalco Tendering Co., Ltd. (中鋁招標有限公司)	Acceptance of labour services				25,195.28
Chalco Logistics Group Chongqing Co., Ltd. (中鋁物流集團重慶有限公司)	Acceptance of labour services				5,320.77
Beijing Chinalco United Property Management Co., Ltd. (北京中鋁聯合物業管理有限公司)	Acceptance of labour services				1,861.00
合計		665,809,259.47			2,182,168,221.34

Sales of goods/provision of services

Unit: Yuan

Related parties	Content of related party transactions	Current period	Amount for the previous period
Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Sale of goods	3,695,603,457.53	3,065,040,728.44
Chalco Ruimin Co., Ltd. (中鋁瑞閩股份有限公司)	Sale of goods	2,607,773,989.67	1,224,378,873.11
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Sale of goods	2,261,837,549.73	3,350,176,320.22
Chinalco-SWA Co., Ltd. (中鋁西南鋁板帶有限公司)	Sale of goods	581,406,850.84	9,048,438.25
Chinalco High End Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司)	Sale of goods	441,227,507.93	
Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	Sale of goods	276,149,388.90	57,789,257.53
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Sale of goods	237,808,813.71	55,152,144.19
Chalco Sapa Special Aluminum (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)	Sale of goods	195,232,461.29	150,021,895.02
Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	Sale of goods	104,326,730.00	54,347,548.47
China Aluminum International Trading Group Co., Ltd. (中鋁國際貿易集團有限公司)	Sale of goods	89,897,148.17	
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd. (雲南馳宏資源綜合利用有限公司)	Sale of goods	30,295,149.65	23,732,069.70
Chongqing Chalco Huaxi Aluminum Co., Ltd. (重慶中鋁華西鋁業有限公司)	Sale of goods		772,254.35-
Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	Sale of goods	16,883,973.67	21,804,734.74
Yunnan Suotong (雲南索通)	Rendering of services	8,913,066.67	–
Chalco Qingdao International Trading Co., Ltd. (中鋁青島國際貿易有限公司)	Rendering of services	8,511,475.88	
Chalco Materials Co., Ltd. (中鋁物資有限公司)	Sale of goods	4,288,377.45	
Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	Rendering of services	4,753,730.95	
The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	Rendering of services	3,476,514.10	1,658,122.65
Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	Sale of goods	2,704,126.28	3,926,018.63
Chalco Qingdao International Trading Co., Ltd. (中鋁青島國際貿易有限公司)	Sale of goods	2,613,630.03	
Henan Zhongzhou Aluminum Factory Co., Ltd. (河南中州鋁廠有限公司)	Sale of goods	1,327,433.63	
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Sale of goods	1,156,454.69	2,310,184.48
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	Sale of goods	1,023,410.61	550,592.59

Related parties	Content of related party transactions	Current period	Amount for the previous period
Defu Environmental Protection (德福環保)	Sale of goods	801,474.93	1,495,193.11
Defu Environmental Protection(德福環保)	Rendering of services		47,169.81-
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd (瀋陽鋁鎂科技有限公司)	Sale of goods	752,554.33	2,597,061.09
Jiecheng Logistics (捷成物流)	Rendering of services s	607,245.29	11,162.24
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Sale of goods		34,221.45-
Jiuye Construction Co., Ltd. (九冶建設有限公司)	Sale of goods	389,466.47	406,696.30
Chalco Wuxi International Trading Co., Ltd (中鋁新材料有限公司)	Sale of goods	216,266.29	483,468.98
Chalco Logistics Group Co., Ltd (中鋁物流集團有限公司)	Rendering of services	133,871.56	27,312.81
China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	Sale of goods	49,357.59	578,427.01
Shanxi Huaze Aluminum & Power Co., Ltd (中鋁山西新材料有限公司)	Rendering of services	39,213.80	1,736,559.07
Metallurgy Resources (冶金資源)	Rendering of services	22,410.88	
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Rendering of services	18,987.29	
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Sale of goods	4,930.49	2,835.69
Yunnan Metallurgical Group. (雲南冶金集團)	Sale of goods	16,221.31	
Yunnan Metallurgical Group (雲南冶金集團)	Rendering of services	--	45,643.58
Chinalco Logistics Group Northwest International Land Port Co., Ltd. (中鋁物流集團西北國際陸港有限公司)	Rendering of services	12,385.32	406,815.10
Metallurgy Resources (冶金資源)	Sale of goods	8,380.73-	
PetroChina Huineng (中石油慧能)	Rendering of services	8,306.93-	
PetroChina Huineng (中石油慧能)	Sale of goods	204.42	1,668.05
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd (雲南金吉安建設諮詢監理有限公司)	Sale of goods	8,295.99	25,802.79
Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	Sale of goods	3,415.09	
China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	Sale of goods	1,132.08	
Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd(貴陽振興鋁鎂科技產業發展有限公司)	Sale of goods	972.65	
Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	Sale of goods	622.02	
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd (貴州順安機電設備有限公司)	Sale of goods	502.54	1,064.55
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd (雲南冶金集團進出口物流股份有限公司)	Sale of goods	414.50	4,442.69
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd (中鋁東南材料院(福建)科技有限公司)	Sale of goods		179,267,574.53
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Rendering of services		3,896,226.42
Yunnan Yongchang Silicon Industry Co., Ltd (雲南永昌硅業股份有限公司)	Sale of goods		1,168,141.59

Related parties	Content of related party transactions	Current period	Amount for the previous period
Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)	Sale of goods		1,141,399.08
Yunnan Yuntong Zinc Co., Ltd. (雲南雲銅鋅業股份有限公司)	Sale of goods		449,139.19
Guangxi Huasheng New Material Co., Ltd. (廣西華昇新材料有限公司)	Rendering of services		212,169.81
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Rendering of services		96,954.21
China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd (中國有色金屬長沙勘察設計研究院有限公司)	Sale of goods		73,163.78
Aluminum Corporation of China (中鋁股份)	Sale of goods		63,716.81
Xin Ba Er Hu You Qi Rongda Mining Co., Ltd (新巴爾虎右旗榮達礦業有限責任公司)	Sale of goods		59,938.05
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	Rendering of services		30,393.12
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Rendering of services		28,458.78
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	Sale of goods		21,642.17
Kunming Heavy Industry Anticorrosion and Thermal Insulation Engineering Co., Ltd. (昆明重工防腐保溫工程有限公司)	Sale of goods		20,234.59
Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	Sale of goods		11,517.41
Yunnan Jinding Zinc Industry Co., Ltd (雲南金鼎鋅業有限公司)	Sale of goods		4,311.50
Jinlv Installation Company (山西中鋁工業服務有限公司)	Sale of goods		1,792.46
Total		10,580,307,873.88	8,215,161,500.19

(2) ***Details of related entrusted management/contracting and entrusted management/outsourcing***

Not applicable.

(3) Details of related party leases

The Company as lessor:

Unit: Yuan

Name of lessee	Type of leased assets	Lease income recognised in the current period	Lease income recognised in the previous period
Chinalco International Yunnan Aluminum Application Engineering Co., Ltd. (中鋁國際雲南鋁應用工程有限公司)	Buildings	592,761.90	
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Buildings	91,743.12	
Metallurgy Resources (冶金資源)	Buildings	30,475.97	342,087.69
Jiecheng Logistics (捷成物流)	Buildings	20,571.42	
Total		735,552.41	342,087.69

The Company as lessee:

Unit: Yuan

Name of lessor	Type of leased assets	Lease expenses recognised in the current period	Lease expenses recognised in the previous period
Yunnan Metallurgical Group (雲南冶金集團)	Buildings	2,190,476.19	4,177,740.90
Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)	Recycle bags		2,469,020.58
Total		2,190,476.19	6,646,761.48

(4) Details of related party guarantees

Not applicable.

(5) Related party borrowings

Not applicable.

(6) Details of asset transfer and debt restructuring of related parties

Not applicable.

(7) Remuneration of key management personnel

Unit: Yuan

Items	Amount for the period	Amount for the previous period
Key management personnel remuneration	9,021,075.00	10,487,100.00

(8) Other related parties transactions

Finance lease and loans to related parties

Unit: Yuan

Related parties	Items	Opening balance	Borrowed during the year	Repaid during the year	Closing balance	Interest paid and handling fees during the year
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Short-term loans and borrowings	555,000,000.00		555,000,000.00		5,343,465.28
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Long-term loans and borrowings	1,528,000,000.00	1,296,000,000.00	1,530,000,000.00	1,294,000,000.00	68,999,731.95
Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)	Finance lease	52,582,078.61		52,582,078.61		568,395.10
Shanghai Dianxin (上海滇鑫)	Finance lease	137,853,791.61		118,425,187.80	19,428,603.81	3,936,157.37

Deposits from related parties

Unit: Yuan

Related parties	Opening balance of deposits	Increase during the year	Decrease during the year	Closing balance of deposits	Interest income for the year
Chinalco Finance Co., Ltd (中鋁財務有限責任公司)	251,523,536.06	89,859,027,078.11	89,903,289,167.00	207,261,447.17	8,977,740.01

Bills between related parties

Unit: Yuan

Related parties	Items	Opening/ discounted bills during the year	Interest and commission expenses
Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	Bills issued	240,000,000.00	458,000.00

6. Receivables and payables of related parties

(1) Receivables

Unit: Yuan

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Receivables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)			22,615,690.90	
Receivables	Longxi Northwest Aluminum Foil Co., Ltd. (隴西西北鋁鋁箔有限公司)	9,928,926.22		15,588,946.61	
Receivables	Chalco Henan Luoyang Aluminum Foil Co., Ltd (中鋁河南洛陽鋁箔有限公司)	150,000.00	150,000.00	7,926,361.68	5,000.00
Receivables	Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)			1,799,020.81	

Project Name	Related parties	Closing balance Book balance	Closing balance Provision for bad debts	Opening balance Book balance	Opening balance Provision for bad debts
Receivables	Chinalco-SWA Co., Ltd. (中鋁西南鋁板帶有限公司)			876,210.03	
Receivables	Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	148,982.00		624,771.15	
Receivables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	208,000.00	208,000.00	208,000.00	
Receivables	Defu Environmental Protection (德福環保))	35,469.90		170,515.01	
Receivables	Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)			101,939.20	
Receivables	Yunnan Metallurgical Group (雲南冶金集團)			48,104.79	
Receivables	Southwest Aluminum (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	500,000.00			
Receivables	Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	35,638.00			
Receivables	Chinalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)	0.01		0.01	
	Total	11,007,016.13	358,000.00	49,959,560.18	5,000.00
Prepayments	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	1,992,068.00	1,992,068.00	1,992,068.00	1,992,068.00
Prepayments	Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	756,443.50		2,725,724.80	
Prepayments	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	562,057.52		815,640.85	

Project Name	Related parties	Closing balance Book balance	Closing balance Provision for bad debts	Opening balance Book balance	Opening balance Provision for bad debts
Prepayments	Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)			120,000.00	
Prepayments	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)			107,154.80	
Prepayments	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)			100,000.00	
Prepayments	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)			15,897.02	
Prepayments	Chalco Tendering Co., Ltd (中鋁招標有限公司)	650,000.00			
Prepayments	Inner Mongolia Huayun New Material Co., Ltd. (內蒙古華雲新材料有限公司)	2,000,000.00			
Prepayments	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	16,007.79		1,001,419.26	
Prepayments	China Aluminum Material Supply and Sales Co., Ltd. (中鋁物資供銷有限公司)	0.04			
Prepayments	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	1,480,000.00			
Prepayments	China Aluminum Materials Application Research Institute Co., Ltd. (中鋁材料應用研究院有限公司)	300.00			
Prepayments	Shandong Aluminum Company Limited (山東鋁業有限公司)	49,115.04			
Prepayments	Chalco Materials Co., Ltd. (中鋁物資有限公司)	17,444,635.05			
	Total	24,950,626.94	1,992,068.00	6,877,904.73	1,992,068.00

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other receivables	Jiecheng Logistics (捷成物流)	24,000,000.00	18,629,365.64	34,000,000.00	18,629,365.64
Other receivables	Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司)	150,000.00			
Other receivables	Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	1,001.00		11,104,029.80	
Other receivables	Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	5,255,314.89	482,846.80	4,743,750.91	
Other receivables	Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	960,000.00	960,000.00	960,000.00	960,000.00
Other receivables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)	463,224.97	463,224.97	463,224.97	463,224.97
Other receivables	Chalco Henan Luoyang Aluminum Foil Co., Ltd. (中鋁河南洛陽鋁箔有限公司)	79,140.00	79,140.00	79,140.00	23,742.00
Other receivables	Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)			50,000.00	
Other receivables	Yunnan Chihong Zinc & Germanium Co., Ltd. (雲南馳宏鋅鍺股份有限公司)	50,000.00		50,000.00	
Other receivables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)			10,578.00	
Other receivables	Yunnan Copper Real Estate Service Co., Ltd. (雲南銅業地產物業服務有限公司)	1,159,200.00			
	Total	32,117,880.86	20,614,577.41	51,460,723.68	20,076,332.61
Other current assets	Shanghai Dianxin (上海滇鑫)			7,000,000.00	
	Total			7,000,000.00	

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other non-current assets	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)			14,126,872.77	
Other non-current assets	Shanghai Dianxin (上海滇鑫)			14,000,000.00	
Other non-current assets	Yunnan Metallurgical Group (雲南冶金集團)	10,000,000.00		10,000,000.00	
Other non-current assets	Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司)	135,872.00			
Other non-current assets	Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)			3,810,967.10	
Other non-current assets	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	69,286.87		3,530,677.74	
Other non-current assets	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	1,890,000.00		1,890,000.00	
Other non-current assets	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)			1,119,845.00	
Other non-current assets	China Nonferrous Metals Processing Technology Co., Ltd(中色科技股份有限公司)	100,000.00		931,622.50	
Other non-current assets	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)			447,043.79	
Other non-current assets	Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)			319,996.80	
Other non-current assets	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	50,000.00		50,000.00	
Other non-current assets	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	15,840.00			
Other non-current assets	Chalco Materials Co., Ltd. (中鋁物資有限公司)	603,861.00			
	Total	12,864,859.87		50,227,025.70	

(2) Payables

Unit: Yuan

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	911,531,972.48	1,073,897,838.43
Payables	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	470,039,635.92	959,823,174.06
Payables	China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd. (中色十二冶金建設有限公司)	24,930,181.52	45,196,235.48
Payables	China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	29,741,854.27	39,319,794.88
Payables	Shanxi Huasheng Aluminum Industry Co., Ltd. (山西華聖鋁業有限公司)	12,810,639.31	24,638,631.81
Payables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	8,489,306.61	24,311,801.87
Payables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)	157,720.80	22,777,679.99
Payables	China Sixth Metallurgical Construction Co., Ltd. (中國有色金屬工業第六冶金建設有限公司)	12,770,217.57	21,364,175.84
Payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	10,171,639.65	15,477,757.54
Payables	Jiuye Construction Co., Ltd. (九冶建設有限公司)	3,919,368.42	14,875,708.51
Payables	China Aluminum International (Tianjin) Construction Co., Ltd. (中鋁國際(天津)建設有限公司)		14,036,468.82
Payables	PetroChina Huineng (中石油慧能)	9,059,597.52	13,235,814.27
Payables	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)	6,879,207.07	12,707,017.04
Payables	Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)	8,723,265.38	12,231,592.02
Payables	Beijing Aluminum Energy Fresh Environmental Technology Co., Ltd. (北京鋁能清新環境技術有限公司)	17,904,000.00	12,048,000.00
Payables	Jiecheng Logistics (捷成物流)	7,115,089.71	11,473,294.99

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Chinalco Industrial Services Company Limited (中鋁工業服務有限公司)	10,277,724.05	11,019,181.71
Payables	Guizhou Shunan Electro-Mechanical Equipment Co., Ltd.(貴州順安機電設備有限公司)	5,732,578.72	10,403,270.78
Payables	Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)	2,667,430.08	9,653,611.42
Payables	China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd. (中國有色金屬長沙勘察設計研究院有限公司)	6,148,543.37	8,470,688.02
Payables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)	2,474,369.50	8,803,895.93
Payables	Henan Huahui Nonferrous Engineering Design Co., Ltd. (河南華慧有色工程設計有限公司)	3,800,000.00	7,800,000.00
Payables	Guiyang Aluminum Magnesium Design & Research Institute Company Limited (貴陽鋁鎂設計研究院有限公司)	7,408,354.73	7,143,640.67
Payables	China Aluminum Great Wall Construction Company Limited (中鋁長城建設有限公司)		6,730,235.88
Payables	Yunnan Metallurgical Group (雲南冶金集團)	547,619.04	5,304,320.70
Payables	Suzhou Longray Thermal Technology Co., Ltd. (蘇州新長光熱能科技有限公司)	2,176,600.00	4,910,558.62
Payables	Chinalco Logistics Group Southeast Asia International Land Port Co., Ltd. (中鋁物流集團東南亞國際陸港有限公司)		4,694,022.42
Payables	Chalco Materials Co., Ltd. (中鋁物資有限公司)	28,483,671.54	4,069,735.25
Payables	China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	3,246,609.60	3,246,609.61
Payables	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	3,382,335.48	3,014,799.07
Payables	Jinlv Installation Company (山西中鋁工業服務有限公司)	3,537,283.83	2,835,047.78
Payables	Yunnan Metallurgical Group Imp. & Exp.and Logistics Co., Ltd. (雲南冶金集團進出口物流有限公司)	8,189.66	2,829,070.89
Payables	Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	3,367,546.80	2,622,265.39
Payables	Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)	898,000.00	2,595,680.00
Payables	China Aluminum Shandong Engineering Technology Corporation Limited (中鋁山東工程技術有限公司)	1,380,678.66	1,913,091.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	2,143,783.02	1,910,938.24
Payables	Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	1,050,282.46	1,828,482.66
Payables	Shandong Construction Company of China Aluminum International Engineering Co., Ltd. (中鋁國際南方工程有限公司)	1,786,442.36	2,070,672.70
Payables	Defu Environmental Protection (德福環保)	1,183,983.36	1,684,685.01
Payables	Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	3,642,589.12	1,426,962.50
Payables	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	35,819,754.82	1,334,445.06
Payables	Guiyang Xinyu Construction Supervision Company (貴陽新宇建設監理有限公司)	520,701.00	1,054,500.00
Payables	Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	125,550.00	930,639.00
Payables	Baotou Aluminum Co., Ltd. (包頭鋁業有限公司)		844,107.99
Payables	Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	10,580,483.44	643,474.34
Payables	Kunming Prospecting Institute Technology Development Company (昆明勘察院科技開發有限公司)	1,095,176.00	619,000.00
Payables	Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	1,320.00	584,725.00
Payables	Shandong Aluminum Company Limited (山東鋁業有限公司)	3,247,496.49	553,336.72
Payables	Yunnan Metallurgical Construction Engineering Quality Inspection Co., Ltd. (雲南冶金建設工程質量檢測有限公司)	1,963,324.57	380,252.82
Payables	Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	409,845.13	370,000.00
Payables	Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	344,537.53	344,537.53
Payables	Chalieco Shandong Trading Co., Ltd. (中鋁國際山東化工有限公司)		335,694.69
Payables	Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	1,035,464.30	316,812.18
Payables	Shenyang Boyu Technology Co., Ltd. (瀋陽博宇科技有限責任公司)	10,886,662.69	201,600.00

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司)	161,347.01	
Payables	Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	335,219.00	
Payables	Shanxi Aluminum Yellow River Electrical Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)		181,722.30
Payables	Tiannanye Chemical (天冶化工)		148,669.69
Payables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	140,000.00	140,000.00
Payables	Chinalco Insurance Brokers (Beijing) Co., Ltd. (中鋁保險經紀(北京)股份有限公司)	585,189.38	118,239.02
Payables	Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	100,000.00	107,881.66
Payables	Henan Changxing Industrial Co., Ltd. (河南長興實業有限公司)		75,221.25
Payables	China Changcheng Aluminum Industry Company Machinery Manufacturing Company (河南中鋁裝備有限公司)	67,168.14	67,168.14
Payables	Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	15,677.00	15,677.00
Payables	Zhengzhou Jiuye Sanwei Chemical Machinery Co., Ltd. (鄭州九冶三維化工機械有限公司)		14,500.00
Payables	Chalco Logistics Group Co., Ltd. (中鋁物流集團有限公司)		12,364.93
Payables	Chalco Guizhou Industrial Service Co., Ltd. (中鋁貴州工業服務有限公司)	632,499.70	92,037.00
Payables	China Non-ferrous Metal Industry Liuye Electromechanical Installation Company (六冶洛陽機電安裝有限公司)	1,146,586.00	
Payables	Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司)	5,138,713.35	
Payables	The Middle International Inland Port of China Aluminum Logistics Group Ltd (中鋁物流集團中部國際陸港有限公司)	892,274.12	
Payables	Chibi Great Wall Carbon Products Co., Ltd. (赤壁長城炭素製品有限公司)	7,590,000.00	
Payables	Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	0.01	
Payables	Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	2,258,705.50	

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Shenyang Aluminum and Magnesium Engineering and Research Institute Company Limited. (瀋陽鋁鎂設計研究院有限公司)	2,200,000.00	
Payables	Yunnan Metallurgical Hospital (雲南省冶金醫院)	223,000.00	149,800.00
Payables	Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	1,274,626.80	
Payables	Shanxi Lvchang Industry and Trade Co., Ltd. (安徽華聚新材料有限公司)	2,266,715.96	
Payables	Henan Jiuli Technology Co., Ltd. (河南九力科技有限公司)	148,600.00	
Payables	China Aluminum International Trading Group Co., Ltd.(中鋁國際貿易集團有限公司)	5,713,853.51	
Payables	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)	1,098,267.68	
Payables	China Aluminum Material Supply and Sales Co., Ltd. (中鋁物資供銷有限公司)	1,475,320.15	
	Total	1,729,082,390.89	2,444,032,858.12
Contract liabilities	Chalco Sapa Special Aluminum (Chongqing) Co., Ltd. (中鋁薩帕特種鋁材(重慶)有限公司)		787,742.85
Contract liabilities	Guizhou Chalco Aluminum Co., Ltd.(貴州中鋁鋁業有限公司)		51,738.82
Contract liabilities	PetroChina Huineng Energy (中石油慧能)	530.97	
Contract liabilities	Jiecheng Logistics (捷成物流)	6,611.95	
Contract liabilities	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	219.47	
Contract liabilities	Metallurgy Resources (冶金資源)	1,979.65	
Contract liabilities	Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	0.06	
Contract liabilities	Shandong Aluminum Company Limited (山東鋁業有限公司)	176.99	
	Total	9,519.09	839,481.67

Project Name	Related parties	Closing book balance	Opening book balance
Other payables	Chinalco Finance Co., Ltd. (中鋁財務有限責任公司)	1,365,973.66	2,032,320.85
Other payables	Shanghai Dianxin (上海滇鑫)	220,021.53	765,775.36
Other payables	Yunnan Metallurgical Group (雲南冶金集團)	1,080,012.18	1,069,390.90
Other payables	China Aluminum Zhengzhou Nonferrous Metals Research Institute Co., Ltd. (中鋁鄭州有色金屬研究院有限公司)		660,134.07
Other payables	Guizhou Chuangxin Light Metal Process & Equipment Engineering Research Center Company Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)		502,067.00
Other payables	Kunming Metallurgy Research Institute Co., Ltd. (昆明冶金研究院有限公司)		416,932.50
Other payables	Chongqing Swa Mechanical & Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)	352,900.00	346,000.00
Other payables	Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	145,715.00	222,515.00
Other payables	Yunnan Metallurgical Hospital (雲南省冶金醫院)		178,920.00
Other payables	China Nonferrous Metals Processing Technology Co., Ltd. (中色科技股份有限公司)		91,161.65
Other payables	Guiyang Zhenxing Al-Mg Science&Technology Industry Development Corp., Ltd (貴陽振興鋁鎂科技產業發展有限公司)	31,416.60	31,416.60
Other payables	Defu Environmental Protection (德福環保)		20,000.00
Other payables	Jiuye Construction Co., Ltd. (九冶建設有限公司)	1,500.00	12,000.00
Other payables	PetroChina Huineng Energy (中石油慧能)	10,533.50	10,000.00
Other payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	12,000.00	10,000.00
Other payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)		10,000.00
Other payables	Jinlv Installation Company (山西中鋁工業服務有限公司)	10,000.00	10,000.00
Other payables	Jiecheng Logistics (捷成物流)	8,200.50	8,200.50
Other payables	China Non-ferrous Metal Industry Kunming Exploration Design Research Institute (中國有色金屬工業昆明勘察設計研究院有限公司)	1,760.00	1,760.00
Other payables	Kunming 871 Culture Investment Co., Ltd. (昆明八七一文化投資有限公司)		1,600.00
Other payables	Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	242.24	400,242.24

Project Name	Related parties	Closing book balance	Opening book balance
Other payables	Chinalco Intelligent Technology Development Co., Ltd. (中鋁智能科技發展有限公司)	105,000.00	
Other payables	Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司)	2,880.00	
Total		3,348,155.21	6,800,436.67
Non-current liabilities due within one year	Shanghai Dianxin (上海滇鑫)	26,951,734.50	111,370,089.87
Non-current liabilities due within one year	Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司)		52,582,078.61
	Total	26,951,734.50	163,952,168.48
Long-term payables	Shanghai Dianxin (上海滇鑫)		26,483,701.74
	Total		26,483,701.74
Other non-current liabilities	Yunnan Metallurgical Group (雲南冶金集團)	8,000,000.00	
	Total	8,000,000.00	

7. Commitments of related parties

Commitments with related parties contracted for but not yet necessary to be recognised on the balance sheet for Yunnan Aluminum are as follows:

Unit: Yuan

Purchase of equipment	31 December 2021	31 December 2020
Kunming Nonferrous Metallurgy Design and Research Institute Company (昆明有色冶金設計研究院股份公司)	84,332,994.10	68,167,228.74
Yunnan Metallurgical Renda Information Technology Industry Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	551,641.85	336,810.80
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd. (雲南冶金昆明重工有限公司)	2,852,899.91	11,972,087.50
Guiyang Zhenxing Aluminum & Magnesium Technological Development Co., Ltd. (貴陽振興鋁鎂科技產業發展有限公司)	6,049,628.11	12,308,800.00
Yunnan Metallurgical Group Import & Export Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	9,799,262.61	235,566.65
Guizhou Light Metal Innovation Research and Equipment Process Co., Ltd. (貴州創新輕金屬工藝裝備工程技術研究中心有限公司)		2,915,387.00
Guizhou Shunan Electro-Mechanical Equipment Co., Ltd. (貴州順安機電設備有限公司)	706,316.59	32,814,234.20-
Shanxi Aluminum Factory Huanghe Electronic Equipment Co., Ltd. (山西鋁廠黃河電器設備有限公司)	396,594.51	181,723.00
Shenyang Aluminum-Magnesium High-Tech Venture Service Co., Ltd. (瀋陽鋁鎂科技有限公司)		1,492,182.75
Guiyang Xinyu Construction Supervision Co., Ltd. (貴陽新宇建設監理有限公司)		300,000.00
Chongqing Southwest Aluminum Mechanical and Electrical Equipment Engineering Co., Ltd. (重慶西南鋁機電設備工程有限公司)		747,200.00
Total	104,689,337.68	131,471,220.64

Property leasing	31 December 2021	31 December 2020
Yunnan Metallurgical Group (雲南冶金集團)		2,299,992.00

8. Others

Not applicable.

XIII. SHARE-BASED PAYMENTS

1. General information of share-based payment

☐ Applicable ☑ Not applicable

2. Equity-settled share-based payment

☐ Applicable ☑ Not applicable

3. Cash-settled share-based payment

☐ Applicable ☑ Not applicable

4. Amendment and termination of share-based payment

5. Others

Not applicable.

XIV. COMMITMENTS AND CONTINGENCIES

1. Significant commitments

Significant commitments existing as at the balance sheet date

(1) Capital expenditure commitments

Capital expenditure commitments contracted for but not yet necessary to be recognised on the balance sheet

Unit: Yuan

	31 December 2021	31 December 2020
Property, plant and equipment	419,168,933.94	1,355,200,978.18

(2) Pending litigations

Yunnan Aluminum is a defendant in certain lawsuits as well as the plaintiff in other proceedings arising in the ordinary course of business. While the outcomes of such lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of Yunnan Aluminum.

2. Contingencies

The Company has no significant contingencies that need to be disclosed.

3. Other

XV. EVENTS AFTER THE BALANCE SHEET DATE

1. Significant non-adjusting events

Not applicable.

2. Profit distribution

Unit: Yuan

Profits or dividends to be distributed	391,879,186.77

According to the resolution of the Board Meeting on 21 March 2022, the Board of Directors proposed the Company to distribute dividends of RMB391,879,186.77 to all shareholders, pending the approval at the general meeting of the Company, which has not been recognised as a liability in these financial statements (Note IV(39)).

3. Sales return

Not applicable.

4. Explanation of other events after the balance sheet date

Not applicable.

XVI. OTHER IMPORTANT MATTERS

1. Correction of previous accounting errors

(1) Retrospective restatement method

Not applicable.

(2) Prospective adoption method

Not applicable.

2. Debt Restructuring

Not applicable.

3. Asset swap

Not applicable.

4. Annuity plan

Not applicable.

5. Termination of operation

Not applicable.

6. **Segment information**

(1) ***Determination basis and accounting policies of reporting segments***

Yunnan Aluminum's reporting segments are business units that offer different products or services, or operate in different regions. As different businesses or regions require different technologies and marketing strategies, Yunnan Aluminum separately manages the production and operation activities of each reporting segment and evaluates their operating results respectively, in order to make decisions about resources to be allocated to the segment and to assess its performance.

Yunnan Aluminum has three reporting segments as follows:

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Company's other subsidiaries and externally to customers outside the Company.

The primary aluminum segment, which consists of procuring alumina and other raw materials, auxiliary materials and electricity, smelting alumina to primary aluminum, and selling to external customers of the Company. This segment also includes the production and sale of carbon products, aluminum alloy and other electrolytic aluminum products.

Other operating segments include the provision of logistics services, re-export trading of alumina, production and sales of metal fuel cells, etc.

Inter-segment transfer prices are determined with reference to the prices adopted for sales made to third parties.

Assets are allocated based on the operations of the segment and the location of the assets. Liabilities are allocated based on the operations of the segment. Expenses indirectly attributable to each segment are allocated among the segments based on the proportion of revenue.

(2) ***Financial information of reporting segments***

Unit: Yuan

Items	Alumina segment	Primary aluminum segment	Other operating segments	Inter-segment elimination	Total
Revenue	1,588,603,535.98	41,549,262,327.89	18,487,037,319.87	-19,956,084,008.49	41,668,819,175.25
Including: external transactions lrevenue	107,607,150.50	41,254,351,119.88	306,860,904.87		41,668,819,175.25
Inter-segment transaction revenue	1,480,996,385.48	294,911,208.01	18,180,176,415.00	-19,956,084,008.49	
Operating cost	1,613,925,748.84	33,428,025,233.39	18,055,796,143.58	-19,917,414,269.02	33,180,332,856.79
Total assets	6,920,511,167.34	29,287,141,774.84	15,811,544,241.74	-14,182,075,768.59	37,837,121,415.33
Total liabilities	4,093,127,797.92	9,510,570,600.94	6,336,859,287.56	-3,013,774,601.57	16,926,783,084.85

(3) ***Explanation for the reasons of no reporting segment or inability to disclose the total assets and total liabilities of each reporting segment***

Not applicable.

(4) ***Other explanation***

Not applicable.

7. **Other important transactions and matters affecting the decision-making of investors**

8. Others

Capital management

The objective of Yunnan Aluminum's capital risk management is to safeguard Yunnan Aluminum's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, Yunnan Aluminum may adjust the number of dividends paid to shareholders, return capital to shareholders, issue new shares or disposes assets to reduce its liabilities.

The total capital of Yunnan Aluminum is the shareholders' equity as shown in the consolidated balance sheet. Yunnan Aluminum is not subject to external mandatory capital requirements and uses the gearing ratio to monitor capital.

As at 31 December 2021 and 31 December 2020, the gearing ratios of Yunnan Aluminum are as follows:

	31 December 2021	31 December 2020
Gearing ratio	44.74%	66.46%

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

XVII. NOTES TO THE PARENT COMPANY'S FINANCIAL INFORMATION

1. Receivables

(1) Receivables disclosed by category

Unit: Yuan

	Closing balance					Opening balance				
	Book balance		Provision for bad debts			Book balance		Provision for bad debts		
Category	Amount	Percentage	Amount	Provision Percentage	Carrying amount	Amount	Percentage	Amount	Provision Percentage	Carrying amount
Receivable subject to separate assessment for bad debts provision	1,400,973,579.05	99.58%	9,781,127.43	1.08%	1,391,192,451.62	1,385,226,197.11	97.95%	9,781,127.43	0.71%	1,375,445,069.68
Including:										
Receivables for which bad debt is prepared based on group combination	5,864,461.86	0.42%	5,775,906.83	98.49%	88,555.03	29,034,143.02	2.05%	5,730,906.83	19.74%	23,303,236.19
Including:										
Total	1,406,838,040.91	100.00%	15,557,034.26	1.11%	1,391,281,006.65	1,414,260,340.13	100.00%	15,512,034.26	1.10%	1,398,748,305.87

Provision for bad debts on individual basis:

Unit: Yuan

	Closing balance			
Name	Book balance	Provision for bad debts	Percentage of provision	Reasons for provision
Company A	5,993,178.82	5,993,178.82	100.00%	The counterparty has no liquidating assets, expected to be unrecoverable.
Leaxin Aluminum (瀝鑫鋁業)	3,787,948.61	3,787,948.61	100.00%	Expected to have longer recovery period, for which there were credit impairment losses.
Total	9,781,127.43	9,781,127.43		

Provision for bad debts on group basis:

Unit: Yuan

		Closing balance	
Name	**Book balance**	**Provision for bad debts**	**Percentage of provision**
Ageing within 1 year	182,203.84	100,000.00	54.88%
Aged 1 to 2 years	215,056.88	208,705.69	97.05%
Aged 2 to 3 years			
Aged over 3 years	5,467,201.14	5,467,201.14	100.00%
Total	5,864,461.86	5,775,906.83	

If the bad debt provision of receivables is made in accordance with the general model of expected credit losses, please disclose the relevant information of bad debt provision with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	**Book balance**
Within 1 year (inclusive)	1,391,274,655.46
1 to 2 years	4,103,005.49
Over 3 years	11,460,379.96
3 to 4 years	228,605.71
4 to 5 years	6,043,178.82
Over 5 years	5,188,595.43
Total	1,406,838,040.91

(2) Provision for bad debts made, recovered or reversed during the period

Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	**Closing balance of receivables**	**Percentage of total receivables at the end of the period**	**Closing balance of bad debt provision**
Total amount of top five receivables	1,402,595,243.58	99.70%	11,402,791.96
Total	1,402,595,243.58	99.70%	

(5) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

(6) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

2. Other receivables

Unit: Yuan

Items	Closing balance	Opening balance
Dividend receivables	981,617,149.00	
Other receivables	193,182,042.98	186,091,525.72
Total	1,174,799,191.98	186,091,525.72

(1) Interest receivable

Not applicable.

(2) Dividends receivable

1) Classification of dividends receivable

Unit: Yuan

Item (or investee)	Closing balance	Opening balance
Dividend receivables	981,617,149.00	
Total	981,617,149.00	

2) Significant dividend receivables aged over one year

Not applicable.

3) Provision for bad debts

☐ Applicable ☑ Not applicable

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

(3) Other receivables

1) Classification of other receivables by nature

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivable	265,063,414.04	244,151,366.21
Deposits and guarantees receivable	154,101.00	13,370,997.60
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	1,187,135.28	1,200,440.58
Less: provision for bad debts	-83,640,974.99	-83,049,646.32
Total	193,182,042.98	186,091,525.72

2) Provision for bad debts

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2021	268,184.03		82,781,462.29	83,049,646.32
Balance at 1 January 2021 in the current period				
Provision for the period	84,445.90		528,117.23	609,445.90
Reversal for the period			15,000.00	18,117.23
Balance at 31 December 2021	349,512.70		83,291,462.29	83,640,974.99

Changes in book balance with significant changes in loss provision for the period

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	**Book balance**
Within 1 year (inclusive)	60,597,052.30
1 to 2 years	41,752,792.45
2 to 3 years	156,633,058.66
Over 3 years	17,840,114.56
3 to 4 years	2,766,410.10
4 to 5 years	63,300.00
Over 5 years	15,010,404.46
Total	276,823,017.97

3) Provision for bad debts made, recovered or reversed in the current period

Not applicable.

4) Other receivables actually written off during the period

Not applicable.

5) Top five debtors of other receivables at the end of the period

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
Leaxin Aluminum (灑鑫鋁業)	Current accounts receivable	198,016,869.21	Over 3 years	15.73%	66,889,933.53
Zexin Aluminum (澤鑫鋁業)	Current accounts receivable	24,287,097.74	Within 1 year	1.93%	
Wenshan Aluminum (文山鋁業)	Current accounts receivable	22,872,803.21	Within 1 year	1.82%	
E company	Receivable profit/ loss on transition of equity interests	10,418,367.65	Over 3 years	0.83%	10,418,367.65
Heqing Yixin (鶴慶溢鑫)	Receivable current payments	7,467,271.99	Within 1 year	0.59%	
Total		263,062,409.80		20.90%	77,308,301.18

6) Receivables involving in government grants

Not applicable.

7) Other receivables terminated for recognition due to transfer of financial assets

Not applicable.

8) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

3. Long-term equity investments

Unit: Yuan

Items	Closing balance Book balance	Closing balance Provision for impairment	Closing balance Carrying value	Opening balance Book balance	Opening balance Provision for impairment	Opening balance Carrying value
Investment in subsidiaries	11,698,126,963.35	127,100,000.00	11,571,026,963.35	11,698,126,963.35	127,100,000.00	11,571,026,963.35
Investment in associates and joint ventures	245,790,269.64	27,736,226.30	218,054,043.34	293,469,919.28	27,736,226.30	265,733,692.98
Total	11,943,917,232.99	154,836,226.30	11,789,081,006.69	11,991,596,882.63	154,836,226.30	11,836,760,656.33

(1) Investment in subsidiaries

Unit: Yuan

Investee	Opening balance (Carrying value)	Changes for the period: Increase in investment	Changes for the period: Decrease in investment	Changes for the period: Provision for impairment	Changes for the period: Others	Closing balance (carrying value)	Closing balance of provision for impairment
Yongxin Aluminum (涌鑫鋁業)	867,385,624.72					867,385,624.72	
Zexin Aluminum (澤鑫鋁業)	1,217,892,385.53					1,217,892,385.53	
Yunnan Aluminum International (雲鋁國際)	101,638,600.00					101,638,600.00	
Leaxin Aluminum (灑鑫鋁業)							120,000,000.00
Hongxin Aluminum (泓鑫鋁業)	70,000,000.00					70,000,000.00	
Fengxin Electricity (灃鑫電力)							5,100,000.00
Huixin Trading (匯鑫經貿)	76,500,000.00					76,500,000.00	
Luyuan Huibang (綠源慧邦)	34,000,000.00					34,000,000.00	
Runmai Vehicle (潤邁車業)							2,000,000.00
Logistics investment (物流投資)	141,141,465.40					141,141,465.40	
Carbon assets (碳資產)	1,230,000.00					1,230,000.00	
Yuanxin Carbon (源鑫炭素)	1,042,637,930.05					1,042,637,930.05	
Haoxin Aluminum Foil (浩鑫鋁箔)	843,775,341.13					843,775,341.13	
Runxin Aluminum (潤鑫鋁業)	840,422,701.06					840,422,701.06	
Wenshan Aluminum (文山鋁業)	3,431,213,751.03					3,431,213,751.03	
Heqing Yixin (鶴慶溢鑫)	1,261,590,400.00					1,261,590,400.00	
Chalco Chaxin (曲鋁淯鑫)	32,112,435.83					32,112,435.83	
Haixin Aluminum (海鑫鋁業)	1,609,486,328.60					1,609,486,328.60	
Total	11,571,026,963.35					11,571,026,963.35	127,100,000.00

(2) Investments in associates and joint ventures

Unit: Yuan

Invested Entity	Opening balance (Carrying value)	Changes for the period: Increase in investment	Decrease in investment	Investment gains/losses recognized under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Metallurgy Resources	53,110,100.00			-9,265,015.13						43,845,084.87	27,736,226.30
Shanghai Dianxin	36,429,253.68		-34,731,833.12	222,579.44			-1,920,000.00				
PetroChina Huineng	8,495,087.35			113,980.32						8,609,067.67	
Yunnan Suotong	167,699,251.95			-2,099,361.15						165,599,890.80	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)											
Subtotal	265,733,692.98		-34,731,833.12	-11,027,816.52			-1,920,000.00			218,054,043.34	27,736,226.30
Total	265,733,692.98		-34,731,833.12	-11,027,816.52			-1,920,000.00			218,054,043.34	27,736,226.30

(3) Other explanation

As of 2021, the subsidiaries of the Company, Haixin Aluminum, Wenshan Aluminum, Zexin Aluminum and Heqing Yixin declared dividend of RMB530,000,000.00, RMB360,000,000.00, RMB300,000,000.00 and RMB176,235,514.90, respectively. The Company entitled to dividends RMB428, 750,209.08, RMB360, 000,000.00, RMB300, 000,000.00 and RMB105, 692,491.70 respectively.

4. Operating income and operating costs

Unit: Yuan

Items	Amount during the period: Revenue	Cost	Amount for the previous period (restated): Revenue	Cost
Principal operations	44,657,230,453.57	43,909,605,785.21	38,170,438,169.91	37,797,100,746.90
Other operations	233,925,657.52	219,721,406.62	249,794,068.36	240,000,202.50
Total	44,891,156,111.09	44,129,327,191.83	38,420,232,238.27	38,037,100,949.40

Information related to the transaction price allocated to the remaining performance obligations:

At the end of the reporting period, the amount of revenue corresponding to the performance obligations that have been contracted but have not yet been performed or not fully performed is RMB303,475,750.53, of which, RMB303,475,750.53 is expected to be recognised as revenue in 2022.

Other explanation:

Revenue from and cost of main businesses

Unit: Yuan

Items	2021: Revenue from main businesses	2021: Cost of main businesses	2020 (restated): Revenue from main businesses	2020 (restated): Cost of main businesses
Alumina segment	8,754,311,871.18	8,574,479,919.29	8,327,930,836.57	8,082,466,406.94
Primary aluminum segment	35,902,918,582.39	35,335,125,865.92	29,842,507,333.34	29,714,634,339.96
Total	44,657,230,453.57	43,909,605,785.21	38,170,438,169.91	37,797,100,746.90

Other operating income and other operating costs

Unit: Yuan

	2021		2020	
Items	Other operating income	Other operating costs	Other operating income	Other operating costs
Income from sale of materials	141,529,734.10	143,698,609.88	155,697,125.59	160,751,012.64
Rental income	86,275,315.45	71,356,444.41	88,442,380.20	77,048,947.30
Others	6,120,607.97	4,666,352.33	5,654,562.57	2,200,242.56
Total	233,925,657.52	219,721,406.62	249,794,068.36	240,000,202.50

The breakdown of operating income of the Company in 2021 is as follows:

Unit: Yuan

	2021			
Items	Alumina segment	Primary aluminum segment	Other operating income	Total
Main Business Revenue				
Included: recognised at a point of time	8,754,311,871.18	35,902,918,582.39		44,657,230,453.57
Other business revenue			233,925,657.52	233,925,657.52

5. **Investment income**

Unit: Yuan

Items	Amount during the period	Amount for the previous period
Income of long-term equity investment under cost method	1,194,442,700.78	252,324,879.98
Income from long-term equity investment under equity method	-11,027,816.52	-9,692,620.36
Investment income from disposal of long-term equity investment	3,748,713.04	
Income from other equity instrument investment during the holding period		35,693,245.16
Interest income from entrusted loans	57,446,986.87	67,531,430.64
Others		-67,767.69
Total	1,244,610,584.17	345,789,167.73

6. **Others**

XVIII. SUPPLEMENTARY INFORMATION

1. **Breakdown of current non-recurring profit or loss**

☑ Applicable ☐ Not applicable

Unit: Yuan

Items	Amount	Description
Gains/(Losses) from disposal of non-current assets	-31,754,615.20	
Government grants included in profit or loss for the period (other than on-gonging government grants which closely related to the corporate business and was in compliance with the national policy and granted based on a fixed amount or a fixed quantity)	32,897,179.69	
Capital occupation fee charged to non-financial enterprises included in profit or loss for the period	1,807,288.71	
Other non-operating income and expenses other than above items	1,027,189.46	
Investment income from disposal of long-term equity investment	6,663,305.54	
Less: effect of income tax	2,131,254.99	
Effect of minority interests	1,078,808.66	
Total	7,430,284.55	

Details of other profit and loss items that meet the definition of profit and loss on non-recurring basis:

☐ Applicable ☑ Not applicable

The Company has no specific circumstances of other profit and loss items that meet the definition of profit and loss on non-recurring basis.

Explanation on defining non-recurring profit and loss items listed in the "Explanatory Announcement No. 1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit and Loss Item" as recurring profit and loss items

☐ Applicable ☑ Not applicable

2. **Return on net assets and earnings per share**

Profit for the reporting period	Weighted average return on net assets	Earnings per share Basic earnings per share (Yuan/share)	Diluted earnings per share (Yuan/share)
Net profit attributable to ordinary shareholders of the Company	24.56%	1.06	1.06
Net profit attributable to ordinary shareholders of the Company after deducting non-recurring profit or loss	24.51%	1.060	1.060

3. **Description of differences on figures by domestic and foreign accounting standards**

(1) ***Differences between net profit and net assets in financial reports disclosed in accordance with international accounting standards and PRC GAAP***

☐ Applicable ☑ Not applicable

(2) ***Differences in net profit and net assets in financial reports disclosed in accordance with foreign accounting standards and PRC GAAP***

☐ Applicable ☑ Not applicable

(3) ***Reason(s) for accounting difference between domestic and international accounting standards; if adjustment has been made to data audited by overseas audit firm, specify the name of the overseas audit firm***

4. **Other**

Not applicable.

The Board of Directors of Aluminum Corporation of China Limited
21 March 2022

(IV) THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE TARGET GROUP FOR THE HALF YEAR ENDED 30 JUNE 2022 PREPARED IN ACCORDANCE WITH THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

I. AUDIT REPORT

Whether the interim report has been audited

☐ Yes ☑ No

The interim financial report of the Company has been unaudited.

II. FINANCIAL STATEMENTS

The unit in the financial statements of notes to the financial report is: RMB Yuan

1. Consolidated Balance Sheet

Prepared by: Yunnan Aluminum Co., Ltd.

30 June 2022

Unit: Yuan

Items	30 June 2022	1 January 2022
Current assets:		
Monetary funds	1,856,527,046.50	1,622,638,217.34
Clearing settlement funds		
Placements with banks and other financial institutions		
Financial assets held for trading		
Derivative financial assets		
Notes receivables	3,659,408.99	66,671,963.47
Trade receivables	189,179,238.81	34,692,444.05
Receivables financing	133,301,798.58	170,610,376.15
Prepayments	90,817,493.48	103,539,208.60
Premium receivables		
Reinsurance receivables		
Reinsurance contract reserves receivable		
Other receivables	66,677,093.67	67,868,865.71
Including: Interest receivables		
Dividends receivables		
Financial assets purchased with agreement to re-sale		
Inventories	4,292,159,921.76	3,041,709,471.97
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	92,288,055.87	252,764,515.69
Total current assets	6,724,610,057.66	5,360,495,062.98

Items	30 June 2022	1 January 2022
Non-current assets:		
Loans and advances to customers		
Debt investments		
Other debt investments		
Long-term receivables		
Long-term equity investments	472,238,451.16	406,627,666.35
Other investment in equity instruments	57,867,986.97	64,444,535.92
Other non-current financial assets		
Investment properties		
Fixed assets	25,990,763,227.39	25,250,131,305.27
Construction in progress	1,159,431,462.28	2,614,997,266.55
Bearer biological assets		
Oil and gas assets		
Right-of-use assets	15,548,578.05	62,869,479.86
Intangible assets	3,231,600,921.06	3,235,665,150.61
Development expenses	197,087.38	0.00
Goodwill		
Long-term deferred expenses	101,695,030.89	60,230,444.81
Deferred income tax assets	384,602,939.37	500,454,164.23
Other non-current assets	276,410,851.04	297,486,307.46
Total non-current assets	31,690,356,535.59	32,492,906,321.06
Total assets	38,414,966,593.25	37,853,401,384.04
Current liabilities:		
Short-term borrowings	1,431,897,379.75	2,717,847,625.93
Borrowings from central bank		
Placement to banks and other financial institutions		
Financial liabilities held for trading		
Derivative financial liabilities		
Notes payables	540,000,000.00	120,000,000.00
Trade payables	4,683,181,423.87	5,037,637,261.39
Advances from customers		
Contract liabilities	176,665,532.58	303,475,750.53
Funds from selling out and repurchasing financial assets		
Deposit taking and deposit in inter-bank market		
Agent brokerage fees		
Agent underwriting fees		

Items	30 June 2022	1 January 2022
Staff salaries payables	389,959,689.05	305,167,773.51
Taxes payables	420,282,609.66	442,836,656.79
Other payables	279,080,546.63	407,515,991.80
Including: Interest payables	10,114,362.16	8,659,291.70
Dividends payables		78,382,851.00
Handling charges and commissions payables		
Reinsurance accounts payables		
Liabilities held for sale		
Non-current liabilities due within one year	1,186,779,578.98	460,876,900.36
Other current liabilities	22,966,519.23	40,964,324.44
Total current liabilities	9,130,813,279.75	9,836,322,284.75
Non-current liabilities:		
Deposits for insurance contracts		
Long-term borrowings	5,176,200,000.00	6,667,050,000.00
Bonds payables		
Including: Preferred shares		
Perpetual bonds		
Lease liabilities	3,911,301.03	5,122,107.80
Long-term payables	990,000.00	1,286,728.41
Long-term staff salaries payables	38,055,592.53	43,674,318.64
Estimated liabilities	87,259,724.05	128,325,941.41
Deferred income	228,395,028.21	211,826,867.30
Deferred income tax liabilities	42,161,546.24	25,174,836.54
Other non-current liabilities	8,000,000.00	8,000,000.00
Total non-current liabilities	5,584,973,192.06	7,090,460,800.10
Total liabilities	14,715,786,471.81	16,926,783,084.85

Items	30 June 2022	1 January 2022
Owners' equity:		
Share capital	3,467,957,405.00	3,467,957,405.00
Other equity instruments		
Including: Preferred shares		
Perpetual bonds		
Capital reserve	10,681,513,048.81	10,683,073,048.81
Less: Treasury share		
Other comprehensive income	-48,281,718.89	-44,215,204.09
Special reserve	158,807,717.17	136,758,288.15
Surplus reserve	452,704,842.56	452,704,842.56
General risk reserve		
Undistributed profits	5,785,378,427.96	3,509,076,823.80
Total equity attributable to the owners of the parent company	20,498,079,722.61	18,205,355,204.23
Minority interests	3,201,100,398.83	2,721,263,094.96
Total owners' equity	23,699,180,121.44	20,926,618,299.19
Total liabilities and owners' equity	38,414,966,593.25	37,853,401,384.04

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

2. Balance Sheet of the Parent Company

Unit: Yuan

Items	30 June 2022	1 January 2022
Current assets:		
Monetary funds	1,634,222,630.33	1,218,776,528.46
Financial assets held for trading		
Derivative financial assets		
Notes receivables		
Trade receivables	813,206,328.65	1,391,281,006.65
Receivables financing	68,109,574.12	60,844,534.08
Prepayments	3,281,624,850.67	3,485,168,096.44
Other receivables	558,631,818.32	1,174,799,191.98
Including: Interest receivables		
Dividends receivables	360,000,000.00	981,617,149.00
Inventories	259,260,517.38	190,218,090.64
Contract assets		
Assets held for sale		
Non-current assets due within one year		
Other current assets	1,398,651.82	23,067,110.08
Total current assets	6,616,454,371.29	7,544,154,558.33
Non-current assets:		
Debt investments	2,309,297,534.73	2,009,297,534.73
Other debt investments		
Long-term receivables		
Long-term equity investments	11,846,426,887.67	11,789,081,006.69
Other investment in equity instruments	27,518,708.05	26,984,254.41
Other non-current financial assets		
Investment properties		
Fixed assets	1,493,707,093.04	1,545,620,056.39
Construction in progress	35,303,997.74	35,613,627.48
Bearer biological assets		
Oil and gas assets		
right-of-use assets	5,263,794.09	3,139,691.11
Intangible assets	611,760,920.94	612,996,911.97
Development expenses		
Goodwill		
Long-term deferred expenses	4,283,950.00	4,617,985.48
Deferred income tax assets	65,290,658.63	66,359,112.42
Other non-current assets	2,033,958.95	2,033,958.95

Items	30 June 2022	1 January 2022
Total non-current assets	16,400,887,503.84	16,095,744,139.63
Total assets	23,017,341,875.13	23,639,898,697.96
Current liabilities:		
Short-term borrowings	200,000.00	200,000.00
Financial liabilities held for trading		
Derivative financial liabilities		
Notes payables	320,000,000.00	620,000,000.00
Trade payables	2,228,051,654.34	2,310,233,219.94
Advances from customers	0.00	0.00
Contract liabilities	161,644,781.74	505,396,564.99
Staff salaries payables	74,713,272.08	64,385,081.29
Taxes payables	52,744,908.95	91,311,744.52
Other payables	659,764,176.84	83,421,756.01
Including: Interest payables	5,910,549.16	5,381,674.22
Dividends payables		
Liabilities held for sale		
Non-current liabilities due within one year	20,648,930.22	21,111,178.57
Other current liabilities	21,013,821.63	65,701,553.45
Total current liabilities	3,538,781,545.80	3,761,761,098.77
Non-current liabilities:		
Long-term borrowings	3,687,500,000.00	3,896,000,000.00
Bonds payables		
Including: Preferred shares		
Perpetual bonds		
Lease liabilities	0.00	1,083,986.67
Long-term payables	990,000.00	990,000.00
Long-term staff salaries payables	12,607,365.30	14,745,017.30
Estimated liabilities	6,748,215.64	6,748,215.64
Deferred income	27,127,139.81	27,524,907.63
Deferred income tax liabilities		
Other non-current liabilities		
Total non-current liabilities	3,734,972,720.75	3,947,092,127.24
Total liabilities	7,273,754,266.55	7,708,853,226.01

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

Items	30 June 2022	1 January 2022
Owners' equity:		
Share capital	3,467,957,405.00	3,467,957,405.00
Other equity instruments		
Including: Preferred shares		
Perpetual bonds		
Capital reserve	11,029,938,296.61	11,029,938,296.61
Less: Treasury share		
Other comprehensive income	-17,932,492.72	-18,466,946.36
Special reserve	36,042,629.74	30,262,770.49
Surplus reserve	452,419,067.87	452,419,067.87
Undistributed profits	775,162,702.08	968,934,878.34
Total owners' equity	15,743,587,608.58	15,931,045,471.95
Total liabilities and owners' equity	23,017,341,875.13	23,639,898,697.96

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

3. Consolidated Income Statement

Unit: Yuan

Items	2022 interim	2021 interim (Restated)
I. Total operating revenue	24,785,706,324.86	21,912,137,372.88
Including: Operating revenue	24,785,706,324.86	21,912,137,372.88
Interest income		
Premiums earned		
Fees and commissions income		
II. Total operating costs	21,173,646,398.54	18,635,200,367.48
Including: Operating costs	20,427,802,332.06	17,766,109,438.96
Interest expenses		
Fees and commissions expenses		
Surrender value		
Net payments for insurance claims		
Net insurance contract reserves		
Insurance policy dividend expenses		
Reinsurance expenses		
Taxes and surcharges	178,703,012.74	159,689,555.55
Selling expenses	34,447,273.18	29,907,157.85
Administrative expenses	342,961,458.60	360,241,294.56
Research and development expenses	43,186,510.47	22,908,308.55
Finance costs	146,545,811.49	296,344,612.01
Including: Interest expenses	169,993,246.14	303,739,706.07
Interest income	23,558,723.74	13,727,254.56
Add: Other income	21,164,607.34	10,850,434.48
Investment gains (Loss is represented by "-")	65,610,784.81	-7,785,610.42
Including: Share of profits of associates and joint ventures	65,610,784.81	-7,848,662.25
Derecognition of income from financial assets measured at amortised cost		
Foreign exchange gains (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")	-317,401.46	-19,341.49
Loss on asset impairment (Loss is represented by "-")	-2,976,153.33	-501,747,699.19
Gain on disposal of assets (Loss is represented by "-")	95,300.29	2,213,610.65
III. Operating profit (Loss is represented by "-")	3,695,637,063.97	2,780,448,399.43
Add: Non-operating income	2,624,898.11	1,572,053.41
Less: Non-operating expenses	422,270.23	617,817.33
IV. Total profit (Loss is represented by "-")	3,697,839,691.85	2,781,402,635.51
Less: Income tax expenses	555,699,796.09	338,859,305.02

Items	2022 interim	2021 interim (Restated)
V. Net profit (Loss is represented by "-")	3,142,139,895.76	2,442,543,330.49
(I) Classified by continuity of operations		
1. Net profit from continuing operations (Net loss is represented by "-")	3,142,139,895.76	2,442,543,330.49
2. Net profit from discontinued operations (Net loss is represented by "-")		
(II) Classified by ownership of equity		
1. Net profit attributable to shareholders of the parent company	2,665,123,301.00	2,012,515,518.80
2. Profit or loss attributable to minority interests	477,016,594.76	430,027,811.69
VI. Other comprehensive income (net of tax)	-4,066,514.80	236,870.24
Other comprehensive income (net of tax) attributable to owners of the parent company	-4,066,514.80	236,870.24
(I) Other comprehensive income that will not be reclassified into profit or loss	-6,576,548.95	720,019.55
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	-6,576,548.95	720,019.55
4. Change in fair value due to enterprise's own credit risk		
5. Others		
(II) Other comprehensive income that will be reclassified into profit or loss	2,510,034.15	-483,149.31
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Amount of financial assets reclassified into other comprehensive income		
4. Credit impairment provisions for other debt investment		
5. Reserves for cash flow hedge		
6. Exchange difference on translation of financial statement in foreign currency	2,510,034.15	-483,149.31
7. Others		
Other comprehensive income (net of tax) attributable to minority interests		

Items	2022 interim	2021 interim (Restated)
VII. Total comprehensive income	3,138,073,380.96	2,442,780,200.73
Total comprehensive income attributable to the owners of the parent company	2,661,056,786.20	2,012,752,389.04
Total comprehensive income attributable to minority interests	477,016,594.76	430,027,811.69
VIII. Earnings per share:		
(I) Basic earnings per share	0.77	0.64
(II) Diluted earnings per share	0.77	0.64

Legal representative: **Zhang Zhengji** *Accounting principal:* **Lu Zengjin** *Accounting function's principal:* **Tang Zhengzhong**

4. Income Statement of the Parent Company

Unit: Yuan

Items	2022 interim	2021 interim (Restated)
I. Operating revenue	25,851,302,137.21	25,113,867,791.52
Less: Operating costs	25,504,643,100.12	24,712,945,263.60
Taxes and surcharges	26,857,838.22	29,181,366.95
Selling expenses	6,500,684.70	9,701,538.63
Administrative expenses	90,722,868.95	80,018,832.28
Research and development expenses	4,600,926.09	2,726,032.41
Finance costs	70,442,396.79	124,526,182.94
Including: Interest expenses	88,152,397.72	129,230,167.62
Interest income	19,092,365.47	8,222,990.25
Add: Other income	3,051,580.12	2,153,173.90
Investment gains (Loss is represented by "-")	79,033,436.56	28,505,576.03
Including: share of profits of associates and joint ventures	57,345,880.98	-666,686.13
Derecognition of income from financial assets measured at amortised cost (Loss is represented by "-")		
Gain from net exposure hedges (Loss is represented by "-")		
Gain on fair value changes (Loss is represented by "-")		
Loss on credit impairment (Loss is represented by "-")		
Loss on asset impairment (Loss is represented by "-")	1,547,903.02	-60,163,925.23
Gain on disposal of assets (Loss is represented by "-")	0.00	66,839.95
II. Operating profit (Loss is represented by "-")	231,167,242.04	125,330,239.36
Add: non-operating income	205,727.67	68,063.95
Less: non-operating expenses	919,100.38	156.02
III. Total profit (Loss is represented by "-")	230,453,869.33	125,398,147.29
Less: income tax expenses	35,404,348.75	35,139,334.34
IV. Net profit (Net loss is represented by "-")	195,049,520.58	90,258,812.95
(I) Net profit from continuing operations (Net loss is represented by "-")	195,049,520.58	90,258,812.95
(II) Net profit from discontinued operations (Net loss is represented by "-")		

Items	2022 interim	2021 interim (Restated)
V. Other comprehensive income (net of tax)	534,453.64	
(I) Other comprehensive income that will not be reclassified into profit or loss	534,453.64	
1. Changes arising from re-measurement of defined benefit plans		
2. Other comprehensive income that cannot be reclassified into profit or loss under the equity method		
3. Changes in fair value of other equity instrument investments	534,453.64	
4. Change in fair value due to enterprise's own credit risk		
5. Others		
(II) Other comprehensive income that will be reclassified into profit or loss		
1. Other comprehensive income that can be reclassified into profit or loss under the equity method		
2. Changes in fair value of other debt investment		
3. Amount of financial assets reclassified into other comprehensive income		
4. Credit impairment provisions for other debt investment		
5. Reserves for cash flow hedge		
6. Exchange difference on translation of financial statement in foreign currency		
7. Others		
VI. Total comprehensive income	195,583,974.22	90,258,812.95
VII. Earnings per share:		
(I) Basic earnings per share		
(II) Diluted earnings per share		

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

5. **Consolidated Statement of Cash Flows**

Unit: Yuan

Items	2022 interim	2021 interim
I. Cash flows from operating activities:		
Cash received from sales of goods or rendering of services	22,299,763,660.42	16,171,019,241.17
Net increase in customer deposits and interbank deposits		
Net increase in borrowings from central bank		
Net increase in borrowings from other financial institutions		
Cash received from premiums of original insurance contracts		
Net amount of reinsurance business		
Net increase in insured's deposits and investments		
Cash received from interest, fee and commission		
Net increase in capital borrowed		
Net increase of returned business capital		
Net cash received from agent sales of securities		
Tax refunds received	95,431,506.12	18,527,828.06
Cash generated from other operating activities	125,077,057.71	204,392,059.80
Sub-total of cash inflows from operating activities	22,520,272,224.25	16,393,939,129.03
Cash paid for purchase of goods and engagement of labor services	17,122,983,216.28	10,407,478,455.96
Net increase of customer loans and advances		
Net increase of deposits in central bank and interbank		
Cash paid for claim settlements on original insurance contracts		
Net increase of due from banks and other financial institutions		
Cash paid for interest, fee and commission		
Cash paid for policy dividends		
Cash paid to and for employees	874,062,392.08	876,629,630.72
Payments of all types of taxes	1,217,854,741.96	772,929,239.36
Cash paid for other operating activities	154,821,573.60	194,617,784.19
Sub-total of cash used in operating activities	19,369,721,923.92	12,251,655,110.23
Net cash flow from operating activities	3,150,550,300.33	4,142,284,018.80
II. Cash flow generated from investing activities:		
Cash received from disposal of investment		
Cash received from investment gains		2,163,185.23
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,220,500.00
Net cash received from disposal of subsidiaries and other operating units		
Cash generated from other investing activities		
Sub-total of cash inflows from investing activities		5,383,685.23

Items		2022 interim	2021 interim
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	173,257,923.84	627,614,533.25
	Cash paid for investments		
	Net increase of mortgaged loans		
	Net cash paid for acquisition of subsidiaries and other operating units		
	Cash paid for other investing activities	25,000.00	421,632.00
	Sub-total of cash used in investing activities	173,282,923.84	628,036,165.25
	Net cash flow from investing activities	-173,282,923.84	-622,652,480.02
III.	Cash flow generated from financing activities:		
	Cash received from investors		24,300,000.00
	Including: Cash received from absorbing minority shareholders' investment by subsidiaries		24,300,000.00
	Cash received from obtaining borrowings		2,357,000,000.00
	Cash received from other financing activities	50,000,000.00	4,500,000.00
	Sub-total of cash inflows from financing activities	50,000,000.00	2,385,800,000.00
	Cash paid for repayment of debt	2,085,150,000.00	4,863,561,611.40
	Cash paid for distribution of dividends, profit or payment of interests	569,288,629.50	271,235,155.51
	Including: Dividend and profit of minority shareholder paid by subsidiaries	65,382,851.00	24,300,000.00
	Cash paid for other financing activities	168,839,938.27	536,910,129.27
	Sub-total of cash used in financing activities	2,823,278,567.77	5,671,706,896.18
	Net cash flow from financing activities	-2,773,278,567.77	-3,285,906,896.18
IV.	Effect on cash and cash equivalent from change of exchange rate	2,151,210.52	-405,485.51
V.	Net increase in cash and cash equivalent	206,140,019.24	233,319,157.09
	Add: Balance of cash and cash equivalent at the beginning of the period	1,546,397,767.05	541,354,547.24
VI.	Balance of cash and cash equivalent at the end of the period	1,752,537,786.29	774,673,704.33

Legal representative: **Zhang Zhengji** *Accounting principal:* **Lu Zengjin** *Accounting function's principal:* **Tang Zhengzhong**

6. **Statement of Cash Flows of the Parent Company**

Unit: Yuan

Items		2022 interim	2021 interim
I.	Cash flows from operating activities:		
	Cash received from sales of goods or rendering of services	27,222,422,220.25	21,168,617,265.57
	Tax refunds received	65,105.04	62,400.00
	Cash generated from other operating activities	36,211,425.17	33,195,633.93
	Sub-total of cash inflows from operating activities	27,258,698,750.46	21,201,875,299.50
	Cash paid for purchase of goods and engagement of labor services	26,815,561,334.18	20,898,200,685.36
	Cash paid to and for employees	118,043,007.39	132,774,919.23
	Payments of all types of taxes	154,257,997.36	108,937,325.13
	Cash paid for other operating activities	16,133,912.73	15,014,742.79
	Sub-total of cash used in operating activities	27,103,996,251.66	21,154,927,672.51
	Net cash flow from operating activities	154,702,498.80	46,947,626.99
II.	Cash flow generated from investing activities:		
	Cash received from disposal of investment		
	Cash received from investment gains	621,617,149.00	
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		220,500.00
	Net cash received from disposal of subsidiaries and other operating units		
	Cash generated from other investing activities	22,928,979.51	31,103,162.09
	Sub-total of cash inflows from investing activities	644,546,128.51	31,323,662.09
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	665,637.07	2,948,493.80
	Cash paid for investments		
	Net cash paid for acquisition of subsidiaries and other operating units		
	Cash paid for other investing activities	300,000,000.00	
	Sub-total of cash used in investing activities	300,665,637.07	2,948,493.80
	Net cash flow from investing activities	343,880,491.44	28,375,168.29

Items	2022 interim	2021 interim
III. Cash flow generated from financing activities:		
Cash received from investors		
Cash received from obtaining borrowings		890,000,000.00
Cash received from other financing activities	576,622,297.53	
Sub-total of cash inflows from financing activities	576,622,297.53	890,000,000.00
Cash paid for repayment of debt	209,000,000.00	626,000,000.00
Cash paid for distribution of dividends, profit or payment of interests	448,154,949.63	116,107,099.34
Cash paid for other financing activities	2,683,324.00	958,330.00
Sub-total of cash used in financing activities	659,838,273.63	743,065,429.34
Net cash flow from financing activities	-83,215,976.10	146,934,570.66
IV. Effect on cash and cash equivalent from change of exchange rate	79,087.73	-33,624.80
V. Net increase in cash and cash equivalent	415,446,101.87	222,223,741.14
Add: Balance of cash and cash equivalent at the beginning of the period	1,218,776,528.46	243,635,371.59
VI. Balance of cash and cash equivalent at the end of the period	1,634,222,630.33	465,859,112.73

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

7. Consolidated Statement of Changes in Owners' Equity

Amounts for the current period

Unit: Yuan

Items	2022 interim														
	Equity attributable to owners of the parent company														
		Other equity instruments													
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
I. Balance as at the end of the previous year	3,467,957,405.00				10,683,073,048.81		-44,215,204.09	136,758,288.15	452,704,842.56		3,495,042,399.53		18,191,320,779.96	2,719,017,550.52	20,910,338,330.48
Add: Changes in accounting policy											14,034,424.27		14,034,424.27	2,245,544.44	16,279,968.71
Error correction of the previous period															
Business combination under common control															
Others															
II. Balance as at the beginning of this year	3,467,957,405.00				10,683,073,048.81		-44,215,204.09	136,758,288.15	452,704,842.56		3,509,076,823.80		18,205,355,204.23	2,721,263,094.96	20,926,618,299.19
III. Increase/decrease in this year (Decrease is represented by "-")					-1,560,000.00		-4,066,514.80	22,049,429.02			2,276,301,604.16		2,292,724,518.38	479,837,303.87	2,772,561,822.25
(I) Total comprehensive income							-4,066,514.80				2,665,123,301.00		2,661,056,786.20	477,016,594.76	3,138,073,380.96
(II) Capital injection and reduction by owners															
1. Ordinary shares injected by owners															
2. Share capital injected by holders of other equity instruments															
3. Amount of share-based payment credited to owner's equity															
4. Others															
(III) Profit distribution											-388,821,696.84		-388,821,696.84		-388,821,696.84
1. Appropriation of surplus reserve															
2. Appropriation of general risk reserve															
3. Distribution to owners (or shareholders)											-388,821,696.84		-388,821,696.84		-388,821,696.84
4. Others															

Items	2022 interim														
	Equity attributable to owners of the parent company														
	Other equity instruments														
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
(IV) Internal transfer of owner's equity															
1. Transfer of capital reserve into capital (or share capital)															
2. Transfer of surplus reserve into capital (or share capital)															
3. Surplus reserve used for remedying losses															
4. Changes in defined benefit plan carried over to retained earnings															
5. Other comprehensive income carried over to retained earnings															
6 Others															
(V) Special reserve								22,049,429.02					22,049,429.02	2,820,709.11	24,870,138.13
1 Appropriation for the current period								71,852,884.00					71,852,884.00	12,130,337.17	83,983,221.17
2 Utilisation for the current period								-49,803,454.98					-49,803,454.98	-9,309,628.06	-59,113,083.04
(VI) Others					-1,560,000.00								-1,560,000.00		-1,560,000.00
IV. Balance as at the end of current period	3,467,957,406.00				10,681,513,048.81		-48,281,718.89	158,807,717.17	452,704,842.56		5,785,378,427.96		20,498,079,722.61	3,201,100,398.83	23,699,180,121.44

Legal representative: **Zhang Zhengji**

Accounting principal: **Lu Zengjin**

Accounting function's principal: **Tang Zhengzhong**

Amounts for the previous period

Unit: Yuan

Items	2021 interim (Restated)														
	Equity attributable to owners of the parent company														
	Other equity instruments														
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
I Balance as at the end of the previous year	3,128,206,556.00				8,033,153,919.09		-69,014,623.56	69,785,408.80	345,045,411.63		298,516,215.92		11,805,692,887.88	1,953,004,408.80	13,758,697,296.68
Add: Changes in accounting policy															
Error correction of the previous period															
Business combination under common control															
Others															
II. Balance as at the beginning of this year	3,128,206,556.00				8,033,153,919.09		-69,014,623.56	69,785,408.80	345,045,411.63		298,516,215.92		11,805,692,887.88	1,953,004,408.80	13,758,697,296.68
III. Increase/decrease in this year (Decrease is represented by "-")					-2,669,984.23		236,870.24	48,410,317.21			2,012,515,518.80		2,058,492,722.02	441,138,401.49	2,499,631,123.51
(I) Total comprehensive income							236,870.24				2,012,515,518.80		2,012,752,389.04	430,027,811.69	2,442,780,200.73
(II) Capital injection and reduction by owners					-2,669,984.23								-2,669,984.23	24,300,000.00	21,630,015.77
1. Ordinary shares injected by owners														24,300,000.00	24,300,000.00
2. Share capital injected by holders of other equity instruments															
3. Amount of share-based payment credited to owner's equity															
4 Others					-2,669,984.23								-2,669,984.23		-2,669,984.23
(III) Profit distribution														-24,300,000.00	-24,300,000.00
1 Appropriation of surplus reserve															
2 Appropriation of general risk reserve															
3 Distribution to owners (or shareholders)														-24,300,000.00	-24,300,000.00
4 Others															

Items	2021 interim (Restated)														
	Equity attributable to owners of the parent company														
	Other equity instruments														
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	General risk reserve	Undistributed profits	Others	Sub-total	Minority interest	Total owners' equity
(IV) Internal transfer of owner's equity															
1. Transfer of capital reserve into capital (or share capital)															
2. Transfer of surplus reserve into capital (or share capital)															
3. Surplus reserve used for remedying losses															
4. Changes in defined benefit plan carried over to retained earnings															
5. Other comprehensive income carried over to retained earnings															
6 Others															
(V) Special reserve								48,410,317.21					48,410,317.21	11,110,589.80	59,520,907.01
1 Appropriation for the current period								68,976,580.96					68,976,580.96	14,110,417.28	83,086,998.24
2 Utilisation for the current period								-20,566,263.75					-20,566,263.75	-2,999,827.48	-23,566,091.23
(VI) Others															
IV. Balance as at the end of current period	3,128,206,556.00				8,030,483,934.86		-68,777,753.32	118,195,726.01	345,045,411.63		2,311,031,734.72		13,864,185,609.90	2,394,142,810.29	16,258,328,420.19

Legal representative: **Zhang Zhengji**

Accounting principal: **Lu Zengjin**

Accounting function's principal: **Tang Zhengzhong**

8. Statement of Changes in Owners' Equity of the Parent Company

Amounts for the current period

Unit: Yuan

Items	2022 interim											
		Other equity instruments										
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I. Balance as at the end of the previous year	3,467,957,405.00				11,029,938,296.61		-18,466,946.36	30,262,770.49	452,419,067.87	968,934,878.34		15,931,045,471.95
Add: Changes in accounting policy												
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	3,467,957,405.00				11,029,938,296.61		-18,466,946.36	30,262,770.49	452,419,067.87	968,934,878.34		15,931,045,471.95
III. Increase/decrease in this period (Decrease is represented by "-")							534,453.64	5,779,859.25		-193,772,176.26		-187,457,863.37
(I) Total comprehensive income							534,453.64			195,049,520.58		195,583,974.22
(II) Capital injection and reduction by owners												
1. Ordinary shares injected by owners												
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others												
(III) Profit distribution										-388,821,696.84		-388,821,696.84
1. Appropriation of surplus reserve												
2. Distribution to owners (or shareholders)										-388,821,696.84		-388,821,696.84
3. Others												

Items	2022 interim											
		Other equity instruments										
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(IV) Internal transfer of owner's equity												
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings												
6. Others												
(V) Special reserve								5,779,859.25				5,779,859.25
1. Appropriation for the current period								5,779,859.25				5,779,859.25
2. Utilisation for the current period												
(VI) Others												
IV. Balance as at the end of current period	3,467,957,405.00				11,029,938,296.61		-17,932,492.72	36,042,629.74	452,419,067.87	775,162,702.08		15,743,587,608.58

Legal representative:	*Accounting principal:*	*Accounting function's principal:*
Zhang Zhengji	**Lu Zengjin**	**Tang Zhengzhong**

Amounts for the previous year

Unit: Yuan

Items	2021 interim											
		Other equity instruments										
	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
I. Balance as at the end of the previous year	3,128,206,556.00				8,394,745,336.78		-29,564,492.56	21,621,316.75	344,759,636.94	-192,067,513.28		11,667,700,840.63
Add: changes in accounting policy												
Error correction of the previous period												
Others												
II. Balance as at the beginning of this year	3,128,206,556.00				8,394,745,336.78		-29,564,492.56	21,621,316.75	344,759,636.94	-192,067,513.28		11,667,700,840.63
III. Increase/decrease in this period (Decrease is represented by "-")					-2,669,984.23			3,644,999.30		90,258,812.95		91,233,828.02
(I) Total comprehensive income										90,258,812.95		90,258,812.95
(II) Capital injection and reduction by owners					-2,669,984.23							-2,669,984.23
1. Ordinary shares injected by owners												
2. Share capital injected by holders of other equity instruments												
3. Amount of share-based payment credited to owner's equity												
4. Others					-2,669,984.23							-2,669,984.23
(III) Profit distribution												
1. Appropriation of surplus reserve												
2. Distribution to owners (or shareholders)												
3. Others												

	2021 interim											
		Other equity instruments										
Items	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserve	Less: Treasury stocks	Other comprehensive income	Special reserve	Surplus reserve	Undistributed profits	Others	Total owners' equity
(IV) Internal transfer of owner's equity												
1. Transfer of capital reserve into capital (or share capital)												
2. Transfer of surplus reserve into capital (or share capital)												
3. Surplus reserve used for remedying losses												
4. Changes in defined benefit plan carried over to retained earnings												
5. Other comprehensive income carried over to retained earnings												
6. Others												
(V) Special reserve								3,644,999.30				3,644,999.30
1. Appropriation for the current period								5,209,443.02				5,209,443.02
2. Utilisation for the current period								-1,564,443.72				-1,564,443.72
(VI) Others												
IV. Balance as at the end of current period	3,128,206,556.00				8,392,075,352.55		-29,564,492.56	25,266,316.05	344,759,636.94	-101,808,700.33		11,758,934,668.65

Legal representative: **Zhang Zhengji**

Accounting principal: **Lu Zengjin**

Accounting function's principal: **Tang Zhengzhong**

Description on the restatement of amount for the corresponding period last year:

As expressly stated in the fifth batch of the Q&A of Implementation of China Accounting Standards for Business Enterprises in 2021 issued by the Accounting Department of Ministry of Finance on 2 November 2021, "1. under general circumstances, before the control of the goods or services is transferred to the customer, the transportation activities incurred for the purpose of the fulfillment of the contracts with customers do not constitute a single performance obligation, and accordingly the relevant transportation expenses shall be treated as contract performance costs, and be amortised and included in the current profit and loss on the same basis as the recognition of revenue from goods or services. Such contract performance costs shall be shown in the income statement under "operating costs" ; "2. The daily repair costs of fixed assets that do not meet the recognition criteria of subsequent expenditures of fixed assets are recorded in the profit or loss for the current period or included in the cost of the relevant assets according to beneficiaries when incurred. The daily repair costs of fixed assets related to the production and processing of inventories are handled in accordance with the principles of determining the cost of inventories, and the daily repair costs of fixed assets incurred by administrative departments, sales organizations designated by enterprises, are charged to administrative expenses or selling expenses according to their functional classification."

According to the Interpretation of CAS 15 (Cai Kuai [2021] No. 35) issued by the MOF on 30 December 2021, an enterprise that commences external sales of the fixed assets before reaching intended use and the products or by-products produced during the R&D process (the "trial sales") shall comply with the requirements of the CAS 14 — Revenue and CAS 1 — Inventories to account for the revenue and costs related to the trial sales respectively and include them in the current profit or loss. The net amount of revenue from trial sales offset by the related costs shall not be offset against the fixed asset costs or R&D expenses. It also stipulates the accounting treatment for necessary expenses before the external sales of products or by-products produced during the trial sales, and the expenses for testing the fixed assets for intended use.

Transportation costs are shown:

Content of changes in accounting policies	Merger	
	The line items affected	The amounts affected for the corresponding period last year *(Yuan)*
The transportation costs incurred prior to the transfer of control of the goods to the customer and for the performance of the sales contract, are fully reclassified from selling expenses to operating costs.	Selling expenses	-355,544,102.06
	Operating costs	355,544,102.06
	Parent company	
	Selling expenses	-20,032,661.42
	Operating costs	20,032,661.42

The repair costs are shown:

Content of changes in accounting policies	Merger	
	The line items affected	The amounts affected for the corresponding period last year *(Yuan)*
The daily repair costs of fixed assets related to the production and processing of inventories, is included in the cost of the relevant assets in accordance with the principle of determining the cost of inventory.	Management costs	-324,486,731.73
	Operating costs	324,486,731.73
	Parent company	
	The line items affected	The amounts affected for the corresponding period last year *(Yuan)*
	Management costs	-54,961,804.12
	Operating costs	54,961,804.12

Revenue and cost recognition for trial sales

Content of changes in accounting policies	Merger	
	The line items affected	The amounts affected for the corresponding period last year *(Yuan)*
The revenue and cost related to trial sales should be accounted for separately and recognised in profit or loss for the current period, and the net amount of revenue related to trial sales after offsetting related costs should not be written off against the cost of fixed assets or research and development expenses	Operating income	82,279,923.10
	Operating cost	65,999,954.39
	Profit for the year	16,279,968.71
	Including: net profit attributable to shareholders of the parent company	14,034,424.27
	Profit and loss attributable to minority interests	2,245,544.44

III. BASIC SITUATION OF THE COMPANY

Yunnan Aluminum Co., Ltd (the "Company") is a joint stock limited liability company established in 20 March 1998 with capital contribution via the substantial assets of production and operation from Yunnan Aluminum Plant (雲南鋁廠), the original wholly-owned enterprise of Yunnan Metallurgical Group Co., Ltd. ("Yunnan Metallurgical Group") by way of private initiation and social public offering for shares, both registered and headquartered at Qidian Street, Chenggong District, Kunming City, Yunnan Province, People's Republic of China. Yunnan Metallurgical Group (雲南冶金集團) is the parent company of the Company, and the Company's ultimate parent company is Aluminum Corporation of China ("Chinalco"). As at 30 June 2022, the Company's total share capital amounted to RMB3,467,957,405 with a par value of RMB1 per share.

At the time of its establishment, the Company had a registered capital and total of 310,000,000 shares, of which 230,000,000 shares and 80,000,000 shares were held by Yunnan Metallurgical Group and the public, respectively, representing 74.19% and 25.81%. 72,000,000 A shares of the Company were listed on the Shenzhen Stock Exchange on 8 April 1998 (stock abbreviation: "Yunnan Aluminum"; stock code: 000807). 54,000,000 public shares with a par value of RMB1 per share were issued on 26 March 2002. After the completion of the issuance, the total shares amounted to RMB364 million, of which 230,000,000 shares were held by Yunnan Metallurgical Group, representing 63.19%. In 2004, every 10 shares would be converted to 5 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total amount of shares was RMB546 million, of which Yunnan Metallurgical Group held 345,000,000 shares, representing 63.19%. In 2006, as a result of the split-share reform, Yunnan Metallurgical Group paid the considerations of 64,320,000 shares to the circulating shareholders by way of 3.2 bonus shares for every 10 shares. The shares held by Yunnan Metallurgical Group changed to 280,680,000

shares, representing 51.41%. On 26 April 2007, 6 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total number of shares was RMB873.6 million. 42,525,598 A shares with a par value of RMB1 per share were issued to institutional investors, original circulating shareholders and other public investors on 18 January 2008. After the completion of the issuance, the total share capital was RMB916.13 million. On 6 May 2008, 1.5 shares for every 10 shares were issued by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total share capital was changed to RMB1,053.54 million. On August 25, 2009, 130,434,782 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB1,183,979,219. In 2011, 3 shares were issued for every 10 shares by way of capital reserve capitalisation. After the completion of capital reserve capitalisation, the total share capital was changed to RMB1,539,172,984. On 19 May 2015, 359,438,661 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB1,898,611,645. On 19 October 2016, 708,227,152 RMB-denominated ordinary shares with a par value of RMB1 per share were issued to specific subscribers, including Yunnan Metallurgical Group. After the completion of the issuance, the total share capital was RMB2,606,838,797. On 25 December 2019, 521,367,759 ordinary shares with a par value of RMB1 per share were issued to specific subscribers such as Aluminum Corporation of China Limited ("Chalco"). After the completion of the issuance, the total share capital was RMB3,128,206,556. On 3 December 2021, 339,750,849 ordinary shares with a par value of RMB1 per share were issued to specific subscribers such as Chalco. After the issuance, the total share capital of the Company amounted to RMB3,467,957,405.

The financial statements were authorised for issue by the Company's Board of Directors on 19 August 2022.

The Company and its subsidiaries (collectively, the "Yunnan Aluminum") are mainly engaged in the processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina. Yunnan Aluminum is also engaged in the trading of non-ferrous metal products. A total of 18 subsidiaries were consolidated during the period, details of which are set out in Note V.

IV. BASIS OF PREPARATION FOR FINANCIAL STATEMENTS

1. Basis of preparation

The financial statements have been prepared according to the Basic Standard of CAS, the specific standards and other relevant regulations issued by the Ministry of Finance on and after 15 February 2006, thereafter (hereafter collectively referred to as "CAS"), the Compilation Rules for Information Disclosure by Companies Offering Securities to the Public No. 15 – the General Provisions of Financial Reports issued by the China Securities and Regulatory Commission.

2. Going Concern

As at 30 June 2022, Yunnan Aluminum's current liabilities exceeded its current assets by approximately RMB2.406 billion. Yunnan Aluminum plans to raise funds to repay short-term debts as follows.

Yunnan Aluminum's expected net cash flows from operating activities in the next 12 months;

The loan facilities granted by banks or other financial institutions which can be used to obtain new loans when necessary.

After assessment, the Board of Directors of the Company believe that Yunnan Aluminum has sufficient capital resources to continue as a going concern for the foreseeable future of not less than 12 months from the balance sheet date. Therefore, the Company continues to prepare Yunnan Aluminum's 2022 interim financial statements on a going concern basis.

V. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The specific prompts of accounting policies and accounting are as follows:

Yunnan Aluminum applies specific accounting policies and accounting estimates in regards of the measurement of expected credit loss from receivables, useful lives of fixed assets, amortisation of intangible assets, impairment of long-term assets, net realisable value of inventories, measurement of estimated liabilities, recognition of deferred tax assets, among other things, based on the merits of production and operation.

The key judgement, critical accounting estimates and key assumptions in ascertaining the important accounting policies by Yunnan Aluminum is listed in Note II(26).

1. Statement of compliance with CAS

The 2022 interim financial statements of the Company are in compliance with CAS, and truly and completely present the consolidated and financial position of the Company as of 30 June 2022 and the consolidated and operating results, cash flows and other information of the Company for the six months ended 30 June 2022.

2. Accounting period

The Company's accounting year starts on 1 January and ends on 31 December.

3. Operating cycle

A normal operating cycle starts from purchasing assets used to produce, and ends when cash or equivalent is realised. It's the Company's practice to set an operating cycle as 12 months, which is also the standard classification criteria for status of liquidity of both assets and liabilities.

4. Recording currency

The recording currency of the Company is Renminbi (RMB). The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The recording currency of the Company and subsidiaries registered in mainland China is Renminbi (RMB). The recording currency of Yunnan Aluminum International Company Limited (雲鋁國際有限公司) ("Yunnan Aluminum International"), the subsidiary registered in Hong Kong, China is US Dollar (USD). The financial statements are presented in RMB.

5. Accounting treatment for the business combinations involving entities under and not under common control

(1) Business combinations involving entities under common control

The consideration paid and net assets obtained by Yunnan Aluminum in a business combination are measured at the carrying amount. If the combined party is acquired from a third party by the ultimate controlling party in a prior year, the consideration paid, and net assets obtained by the combining party are measured based on the carrying amounts of the combined party's assets and liabilities (including the goodwill arising from the acquisition of the combined party by the ultimate controlling party) presented in the consolidated financial statements of the ultimate controlling party. The difference between the carrying amount of the net assets obtained from Yunnan Aluminum and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(2) Business combinations involving entities not under common control

The cost of combination and identifiable net assets obtained by Yunnan Aluminum in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is lower than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

6. Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries.

Subsidiaries are consolidated from the date on which Yunnan Aluminum obtains control and are deconsolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries' equity and the portion of subsidiaries' net profits and losses for the period not attributable to the Company are recognised as non-controlling interests and presented separately in the consolidated financial statements under equity and net profits respectively. When the amount of loss for the current period attributable to the minority shareholders of a subsidiary exceeds the minority shareholders' portion of the opening balance of shareholders' equity of the subsidiary, the excess is allocated against the minority interests. The unrealised intra-group profits from sales of assets by the Company to its subsidiaries are eliminated from the net profits of the Company. In contrast, the unrealised intra-group profits from sales of the assets by subsidiaries to the Company are eliminated in the net profits of the Company and its non-controlling interests based on the percentages of equity investments. The unrealised intra-group profits among subsidiaries are eliminated based on the proportions of equity investments by the Company and non-controlling interests on the subsidiaries selling the assets and allocated between the net profit of the Company and non-controlling interests.

A transaction will be adjusted from perspective of Yunnan Aluminum in condition that assertions are different when accounting entities are the Yunnan Aluminum and the Company or its subsidiaries.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

7. Classification of joint arrangements and accounting treatment method for joint operations

Not applicable.

8. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

9. Foreign currency business and foreign currency statement translation

(1) Foreign currency transactions

Foreign currency transactions are translated into recording currency using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into recording currency using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated using the spot exchange rates at the date of the transactions as at balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(2) Translation of foreign currency financial statements

The asset and liability items in the balance sheets for overseas operations are translated at the spot exchange rates on the balance sheet date. Among the owners' equity items, the items other than "undistributed profits" are translated at the spot exchange rates of the transaction dates. The income and expense items in the income statements of overseas operations are translated at the spot exchange rates of the transaction dates. The differences arising from the above translation are presented in other comprehensive income. The cash flows of overseas operations are translated at the spot exchange rates on the dates of the cash flows. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

10. Financial instruments

A financial instrument refers to any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of the other parties. Yunnan Aluminum recognises a financial asset or a financial liability when the Group becomes a party to the contractual provisions of financial instrument.

(1) Financial assets

A. Classification & Measurement

According to the business model of financial assets management and the contractual terms of the cash flows of financial assets, Yunnan Aluminum classifies its financial assets in the following categories: (1) financial assets carried at amortised cost; (2) financial assets at fair value through other comprehensive income; (3) financial assets at fair value through profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Notes receivables and trade receivables derived from sales of goods or rendering of services, which do not contain or consider significant financing components are recognised at the amount that Yunnan Aluminum is entitled to collect.

Debt instruments

The debt instruments held by Yunnan Aluminum refer to the instruments that meet the definition of financial liabilities from the issuers' perspective. There are two categories into which Yunnan Aluminum classifies its debt instruments as at 30 June 2022:

At amortised cost:

Yunnan Aluminum's business model for managing such financial assets is to collect the contractual cash flows, and the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. That is, the cash flows generated on a specific date, represent solely payment of the principal and interest on the outstanding principal amount. Yunnan Aluminum recognises interest income for such financial assets in accordance with the effective interest method. Such financial assets mainly include notes receivables, trade receivables, other receivables and debt investments, etc.

Fair value through other comprehensive income (FVOCI)

Yunnan Aluminum's business model for managing such financial assets is achieved both by collecting contractual cash flows and selling of these assets. The contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value through other comprehensive income, but impairment losses or gains, exchange gains and losses, and interest income calculated by effective interests method are recognised in the current profit or loss. Such financial assets mainly include receivables financing.

Equity instruments

Yunnan Aluminum designates its non-tradable equity instrument investment that have no control, joint control or significant influence as the financial assets at FVOCI and presents them in other equity instruments investments. The dividend income of such financial assets is recognised in profit or loss.

B. *Impairment*

Yunnan Aluminum recognises provision based on expected credit losses for amortised cost and debt instrument investments at FVOCI, etc.

Based on reasonable information such as past events, current conditions and economic situation forecasts, Yunnan Aluminum calculates the default-risk-weighted present value of the difference between the agreed and expected cash flow to project the default loss of our contracts, to recognise the expected credit loss.

At each balance sheet date, Yunnan Aluminum measures expected credit losses for financial instruments at different stages respectively. At first stage, the credit risk on a financial instrument has not increased significantly since initial recognition, Yunnan Aluminum measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses; At second stage, the credit risk on a financial instrument has increased significantly but not to the point that it is considered credit-impaired, Yunnan Aluminum measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses. At third stage, financial instrument is considered credit-impaired, Yunnan Aluminum measures the loss allowance for that financial instrument at an amount equal to full lifetime expected credit losses.

For financial instruments with lower credit risk on the balance sheet date, Yunnan Aluminum assumes that its credit risk has not increased significantly since its initial recognition, and measures the loss allowance for the financial instrument at an amount equal to 12 months expected credit losses.

Yunnan Aluminum calculates interest income for financial instruments that are in first and second stage, as well as those with lower credit risk, based on gross carrying amount before deduction of impairment provision and the effective interest rate. For financial instruments in third stage, interest income is calculated on amortised cost, which is net carrying amounts after the impairment provision, and the effective interest rate.

For trade receivables and receivables financing derived from daily business activities such as sales of goods and rendering of services, Yunnan Aluminum will measure the loss provision according to the expected credit loss throughout its lifetime, regardless of whether there is significant financing component.

When the expected credit loss could not be assessed at reasonable cost, Yunnan Aluminum would group receivables into several portfolios according to credit risk characteristics, then calculate the expected credit loss on group basis. Yunnan Aluminum determines the classification of the portfolio as follows:

Notes receivables	All commercial bills and bank acceptance bills with low credit rating
Receivables financing	Bank acceptance bills with high credit rating
Receivables portfolio with credit terms	Trade receivables
Other receivables portfolio 1	Deposits and guarantees
Other receivables portfolio 2	Employee reserve fund
Other receivables portfolio 3	Current accounts and others

For the receivables divided into a group and the receivables, financing receivable derived from daily business activities such as sales of goods and rendering of services, Yunnan Aluminum calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of future economic conditions, and based on the preparation of comparison table between days of overdue receivable and lifetime expected credit loss rate throughout its lifetime. The other financing receivable and other receivables divided into groups, Yunnan Aluminum calculates the expected credit loss by referring to the historical credit loss experience, combining the current situation and the forecast of the future economic conditions, and based on the exposure at default and lifetime expected credit loss rate within the next 12 months or throughout its lifetime.

Yunnan Aluminum recognises the gains or losses in profit or loss of the provision or reversal of the impairment. In the case of a debt instrument held at fair value through other comprehensive income, Yunnan Aluminum adjusts other comprehensive income while recording gain or loss in profit or loss.

C. Derecognition

A financial asset is derecognised when any of the below criteria is met: (1) the contractual rights to receive the cash flows from the financial asset expire; (2) the financial asset has been transferred and Yunnan Aluminum transfers substantially all the risks and rewards of ownership of the financial asset to the transferee; (3) the financial asset has been transferred and Yunnan Aluminum has not retained control of the financial asset, although the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset.

On derecognition of other equity instruments, the difference between the carrying amount and the sum of the consideration received and the cumulative changes in fair value that had been recognised directly in other comprehensive benefits, is recognised in retained earnings, and on derecognition of other financial instrument is recognised in retained earnings.

(2) Financial liabilities

Financial liabilities are classified as financial liabilities at amortised cost or financial liabilities at fair value through profit or loss at initial recognition.

The financial liabilities of Yunnan Aluminum mainly are financial liabilities at amortised cost, including notes payable and accounts payable, other payables, borrowings and long-term payables, etc. The financial liabilities are initially measured at fair value exclusive transaction costs and are subsequently measured at effective interest rate method. Financial liabilities with maturities within 1 year (inclusive) are presented in current liabilities. Financial liabilities with maturities more than 1 year but are due within 1 year (inclusive) at the balance sheet date are presented in current portion of non-current liabilities. Others are presented in non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the financial liability or the derecognised part of the financial liability and the consideration paid is recognised in profit or loss for the current period.

(3) Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. For the financial instrument which is not traded in active market, the fair value is determined by using a valuation technique with enough available data and other information to support in current situation. Valuation techniques include market approach, income approach and etc. When a valuation technique is used to establish the fair value of a financial instrument, we should consider the market inputs of the assets or liabilities which have consistent features of the assets or liabilities traded by market participants and make the maximum use of observable market inputs. When relevant observable inputs are not available or feasible, unobservable inputs are adopted.

11. Notes receivables

Not applicable.

12. Trade receivables

Refer to the accounting policy of "10. financial instruments" for details.

13. Receivables financing

Refer to the accounting policy of "10. financial instruments" for details.

14. Other receivables

Refer to the accounting policy of "10. financial instruments" for details.

15. Inventories

(1) Classification

Inventories include raw materials, work in progress and inventory goods are measured at the lower of cost and net realisable value.

(2) Valuation method of issued inventories

Cost is determined using the weighted average method. The cost of inventory goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(3) Basis for determining net realisable values of inventories and method for making provision for decline in the value of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(4) Yunnan Aluminum adopts the perpetual inventory system.

16. Contract assets

Not applicable.

17. Contract costs

Not applicable.

18. Asset held for sale

Not applicable.

19. Debt investment

Not applicable.

20. Other debt investment

Not applicable.

21. Long-term receivables

Not applicable.

22. Long-term equity investments

Long-term equity investments comprise the Company's long-term equity investments in its subsidiaries and Yunnan Aluminum's long-term equity investments in its associates.

Subsidiaries are the investees over which the Company is able to exercise control. Associates are the investees on which Yunnan Aluminum is able to exercise significant influence regarding its financial and operational decision.

Investments in subsidiaries are presented in the Company's financial statements using the cost method and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures are accounted for using the equity method.

(1) Determination of investment cost

For long-term equity investments acquired through a business combination: for long-term equity investments acquired through a business combination involving entities under common control, the investment cost shall be the absorbing party's share of the carrying amount of owners' equity of the party being absorbed at the combination date; for long-term equity investment acquired through a business combination involving entities not under common control, the investment cost shall be the combination cost.

For long-term equity investments acquired not through a business combination: for long-term equity investment acquired by payment in cash, the initial investment cost shall be the purchase price actually paid; for long-term equity investments acquired by issuing equity securities, the initial investment cost shall be the fair value of the equity securities issued.

(2) Subsequent measurement and recognition of related profit or loss

For long-term equity investments accounted for using the cost method, they are measured at the initial investment costs, and cash dividends or profit distribution declared by the investees are recognised as investment income in profit or loss for the current period.

For long-term equity investments accounted for using the equity method, where the initial investment cost of a long-term equity investment exceeds the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the long-term equity investment is measured at the initial investment cost. Where the initial investment cost is less than the Group's share of the fair value of the investee's identifiable net assets at the acquisition date, the difference is included in profit or loss and the cost of the long-term equity investment is adjusted upwards accordingly.

For long-term equity investments accounted for using the equity method, Yunnan Aluminum recognises the investment income according to its share of net profit or loss of the investee. Yunnan Aluminum discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor's net investment in the investee are reduced to zero. However, if Yunnan Aluminum has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, Yunnan Aluminum continues recognising the investment losses and the provisions. For changes in owners' equity of the investee other than those arising from its net profit or loss, its other comprehensive income, and its distributable profits, Yunnan Aluminum records its proportionate share directly into capital surplus, provided that Yunnan Aluminum's proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by Yunnan Aluminum's share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst Yunnan Aluminum and its investees are eliminated in proportion to Yunnan Aluminum's equity interest in the investees, and then based on which the investment gains or losses are recognised. For the loss on the intra-group transaction amongst Yunnan Aluminum and its investees attributable to asset impairment, any unrealised loss is not eliminated.

(3) Basis for determining existence of control, joint control or significant influence over investees

Control is possessing power over the investee so as to obtain variable returns from its operating activities. And it has the ability to use the power to impact the amount of return.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

(4) Impairment of long-term equity investments

The carrying amount of long-term equity investments in subsidiaries and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount.

23. Investment properties

Not applicable

24. Fixed assets

(1) Conditions of recognition

Recognition and initial measurement of fixed assets:

Fixed assets comprise buildings, machinery, motor vehicles, among others.

Fixed assets are recognised when it is probable that the related economic benefits will flow to Yunnan Aluminum and the costs can be reliably measured. Fixed assets purchased or constructed are initially measured at cost at the acquisition date. The fixed assets contributed by the State shareholders at the reorganisation of the Company into a corporation entity are recognised based on the revaluated amounts approved by the state-owned assets administration department.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to Yunnan Aluminum and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(2) Depreciation method

Category	Depreciation method	Depreciation period	Residual value rate	Annual depreciation rate
Buildings and structures	Straight-line method	15-40 years	3% to 5%	2.38% to 6.47%
Machinery	Straight-line method	8-22 years	3% to 5%	4.32% to 12.13%
Motor vehicles	Straight-line method	6-12 years	3% to 5%	7.92% to 16.17%
Others	Straight-line method	7-12 years	3% to 5%	7.92% to 13.86%

A. Depreciation methods of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

B. The carrying amount of fixed assets is reduced to the recoverable amount if the recoverable amount is below the carrying amount.

C. Disposals of the fixed assets

The fixed assets are derecognised on disposal or when no future economic benefits are expected from their use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of fixed assets net of their carrying amounts and related taxes and expenses is recognised in the current profits or losses.

(3) Recognition, measurement and depreciation of fixed assets under finance lease

Not applicable.

25. Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. The carrying amount of construction in progress shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount.

26. Borrowing costs

The borrowing costs of Yunnan Aluminum that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time of acquisition and construction for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use, the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

27. Biological assets

Not applicable.

28. Oil and gas assets

Not applicable.

29. Right-of-use assets

The right-of-use assets of Yunnan Aluminum mainly comprise of leased land, buildings, machinery and equipment, transportation equipment and other equipment.

On the commencement date of the lease term, Yunnan Aluminum recognises its right to use the leased asset over the lease term as the right-of-use asset, including: the initial measurement amount of the lease liability; the payment on or before the commencement date of the lease term; the amount of the lease payment, if there is a lease incentive, deducting the relevant amount of the lease incentives already enjoyed; the initial direct expenses incurred by the lessee; the lessee is to dismantle and remove the leased assets, restore the leased assets at the site or lease the assets, recovering to the cost of the lease terms agreed to be expected to occur. Yunnan Aluminum's subsequent years of averaging method is used to depreciate the right-of-use assets. If it is reasonable to determine the ownership of the leased asset at the expiration of the lease term, Yunnan Aluminum will depreciate the remaining useful life of the leased asset. If it is not reasonable to determine that the leasehold asset can be acquired at the expiration of the lease term, Yunnan Aluminum depreciates during the shorter period between the lease term and the remaining useful life of the leased asset. When Yunnan Aluminum re-measures the lease liability based on the present value of the changed lease payments and adjusts the carrying value of the right-of-use asset accordingly. If the carrying value of the right-of-use asset has been reduced to zero, the lease liability still needs to be further reduced. Yunnan Aluminum accounts for the remaining amount in the current profit or loss.

30. Intangible assets

(1) Valuation methods, service life, impairment test

The Group's intangible assets include land use rights, mining rights, exploration rights, non-proprietary technology electrolytic aluminum production indicators, etc. Intangible assets are measured initially at cost. During the course of transformation of the Company into a limited liability company, the initial costs of intangible assets injected by the State-owned shareholder were measured based on the valuation amount approved by the State-owned assets management authority.

① *Land use rights*

Land use rights are amortised on a straight-line basis over their estimated useful lives from the date they are available for use.

② *Mining rights and mineral exploration rights*

Mining rights are stated at cost less accumulated amortisation and are amortised using the units of production method from the date of commencement of operation. Exploration rights are measured at cost at the time of acquisition and are amortised using the units of production method from the date when the exploration rights are transferred to mining rights.

Exploration and evaluation assets include topographical and geological surveys, sampling and activities related to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing ore bodies as well as to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is charged to profit or loss in the period in which it is incurred. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value and subsequently carried at cost less accumulated impairment. When it can be reasonably ascertained that a property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If a project is abandoned during the exploration and evaluation phase, all exploration and evaluation expenditure is written off.

③ *Electrolytic aluminum production indicators*

Electrolytic aluminum capacity indicators are amortised evenly over the estimated useful lives.

④ *Periodical review of useful lives and amortisation method*

For an intangible asset with a finite useful lives, review of its useful lives and amortisation method is performed at each year-end, with adjustment made as appropriate.

⑤ *Impairment of intangible assets*

The carrying amount of intangible asset shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount.

(2) Accounting policies of internal R&D expenditure

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

A. It is technically feasible to complete the intangible asset so that it will be available for use or sale;

B. Management intends to complete the intangible asset, and use or sell it;

C. The way in which the intangible asset generates economic benefits, including the ability to prove the existence of a market for the products produced using the intangible asset or the existence of a market for the intangible asset itself, and the usefulness of the intangible asset if it is to be used internally;

D. There are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset;

E. The expenditure attributable to the intangible asset during its development phase can be reliably measured.

Development expenditures that do not meet the above criteria are recognised in profit or loss as incurred. Development expenditures charged to profit or loss in prior periods are not re-recognised as assets in subsequent periods. Expenditures in the development stage that have been capitalised are presented as development expenditures on the balance sheet and are transferred to intangible assets from the date the project reaches its scheduled use.

31. Impairment of long-term assets

Fixed assets, construction in progress, right-of-use assets, intangible assets with finite useful lives, and long-term equity investments in subsidiaries and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. Intangible assets which are not available for their intended use are tested at least annually for impairment, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an asset impairment loss are recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

32. Long-term unamortised expenses

Long-term prepaid expenses include the expenditure for improvements to fixed assets held under operating leases, and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent years. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

33. Contract liabilities

Not applicable.

34. Employee benefits

(1) Accounting treatment of short-term employment benefits

Employee benefits mainly include short-term employment benefit, post-employment benefits and termination benefits, other long-term employee benefits, among others, incurred in exchange for service rendered by employees or labour relation terminated.

Short-term employment benefits mainly include wages or salaries, bonuses, allowances and subsidies, staff welfare, medical insurance, work injury insurance, maternity insurance, housing funds, labour union funds, education funds, short-term payable leaves, etc. The short-term employment compensation is recognised as salaries and wages payable in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable. Non-monetary benefits are measured at fair value.

(2) Accounting treatment of post-employment benefits

Post-employment benefits are classified as defined contribution plan and defined benefit plan. Defined contribution is post-employment benefits plan in which Yunnan Aluminum is not obliged to make further payment after paying a certain amount to individual funds. Defined benefit plans is other post-employment benefits plan except for defined contribution plan. During the period, post-employment benefits mainly include basic social pension security and unemployed insurance those of which are defined contribution plan. Meanwhile, Yunnan Aluminum pays the supplementary pension funds for employees subject to the government's approval, which shall be managed by legal person and trustee institutions in compliance with the national regulations.

Basic pension benefits. Employees of Yunnan Aluminum participate in the defined contribution pension plan set up and administered by local labour and social security departments. Based on salaries of the employees, basic pensions are provided for monthly according to stipulated proportions, which is paid to local labour and social security institutions. After the employees are retired, the local labour and social security departments have the responsibility to pay basic pension benefits to them. Basic pension benefits are recognised as payables in the accounting period in which an employee has rendered service, as costs of assets or expenses to whichever the employee service is attributable.

(3) Accounting treatment of termination benefits

Termination benefits are payables when employment is terminated by Yunnan Aluminum before the employment contract expire, or compensation provided as an offer to encourage employees to accept voluntary redundancy. Yunnan Aluminum recognises termination benefits as liabilities and charges to profit or losses at the earlier of the following dates: when the Group can no longer withdraw the offer of termination plan; and when the Group recognises costs for restructuring which involving the payment of termination benefits.

Early retirement benefits. Yunnan Aluminum offers early retirement benefits to those employees who accept early retirement arrangements. The early retirement benefits refer to the salaries and social security contributions to be paid to and for the employees who accept voluntary retirement before the normal retirement date prescribed by the State, as approved by the management. Yunnan Aluminum pays early retirement benefits to those early retired employees from the early retirement date until the normal retirement date. Yunnan Aluminum accounts for the early retirement benefits in accordance with the treatment for termination benefits, in which the salaries and social security contributions to be paid to and for the early retired employees from the offduty date to the normal retirement date are recognised as liabilities with a corresponding charge to the profit or loss for the current period. The differences arising from the changes in the respective actuarial assumptions of the early retirement benefits and the adjustments of benefit standards are recognised in profit or loss in the period in which they occur.

The termination benefits expected to be settled within one year since the balance sheet date are classified as employee compensation payable.

(4) Accounting treatment of other long-term employee benefits

Not applicable.

35. Lease liabilities

On the commencement date of the lease term, Yunnan Aluminum recognises the present value of the lease payments that have not been paid as lease liabilities, except for short-term leases and low-value asset leases. In calculating the present value of the lease payments, the lessee's incremental borrowing rate is used by Yunnan Aluminum as the discount rate. Yunnan Aluminum calculates the interest expense of the lease liability for each period of the lease term based on the discount rate and recognises it in profit or loss for the current period, except for those charged to the cost of assets in accordance with accounting policies such as borrowing costs. The variable lease payments that are not included in the measurement of the lease liabilities are recognised in profit or loss when incurred. After the commencement date of the lease term, when the actual fixed payment amount changes, the expected amount of the guarantee residual value changes, the index or ratio used to determine the lease payment amount changes, or the assessment results or actual exercise rights of the purchase option, the renewal option or the termination option change, Yunnan Aluminum re-measures the lease liability based on the present value of the changed lease payments.

36. Provisions

Provisions for product quality guarantee and onerous contracts are recognised when Yunnan Aluminum has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably. Provisions are recognised when Yunnan Aluminum has a present obligation as a result of bauxite mining, alumina and electrolytic aluminum production, such as reclamation, disposal and environmental restoration, and it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

37. Share-based payments

Not applicable.

38. Other financial instruments such as preferred shares and perpetual bonds

Not applicable.

39. Revenue

Accounting policy adopted for revenue recognition and measurement

Revenue is recognised by Yunnan Aluminum according to the expected consideration amount, when a customer obtains control over the relevant goods or services.

Revenue is measured at the fair value of the consideration received or receivable for contracts or agreements for the sale of goods and rendering of services in the ordinary course of the Yunnan Aluminum's activities. Revenue is present net of discounts and returns.

If the consideration received or receivable from the contract exceeds the goods delivered or the completed labour, the excess part would be recognised as contracts liabilities. Contract assets and contract liabilities under the same contract are presented on a net basis.

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to Yunnan Aluminum, the revenue can be measured reliably, and the specific revenue recognition criteria have been met for each of the Group's activities as described below:

(1) Sales of goods

The contract on sales of goods between Yunnan Aluminum and the customers generally contains the obligation of transferring the goods only. Yunnan Aluminum produces and sells alumina, electrolytic aluminum and processed aluminum products to customers. Yunnan Aluminum delivers the products to the agreed delivery locations as stipulated in the contracts and recognises revenue at a point in time when the customers receive the control of relevant goods.

(2) Rendering of services

Revenue from the rendering of services is recognised within a period of time by reference to the progress of services completed based on the proportion of the incurred costs to the estimated total costs. At the balance sheet date, Yunnan Aluminum re-estimates the progress of services completed to enable it to reflect changes in performance.

Costs for rendering of services are recognised as contract performance costs, and are carried forward to cost of main businesses pursuant to the progress of services completed when the revenue is recognised.

The adoption of different business models for the same type of business will lead to different accounting policies for revenue recognition

Not applicable.

40. Government grants

Government grants refer to the monetary or non-monetary assets obtained by Yunnan Aluminum from the government, including tax return, financial subsidy and etc.

Government grants are recognised when the grants can be received and Yunnan Aluminum can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by Yunnan Aluminum for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are recorded as deferred income and recognised in profit or loss on a systematic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognised in profit or loss, or deducted against related costs, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognised in profit or loss, expenses or losses directly in current period.

Yunnan Aluminum applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income or expenses.

For the policy loans with favourable interest rates, Yunnan Aluminum records the loans at the actual amounts and calculates the interests by loan principals and the favourable interest rates. The fiscal interest discounts directly received by Yunnan Aluminum offset the relevant borrowing expenses.

41. Deferred tax assets/deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries and associates, except where Yunnan Aluminum is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries and associates will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

The deferred tax assets and liabilities are related to the same tax payer within Yunnan Aluminum and the same taxation authority;

That tax payer within Yunnan Aluminum has a legally enforceable right to offset current tax assets against current tax liabilities.

42. Leases

(1) Accounting treatment of operating lease

Lease refers to a contract in which the lessor transfers the use right of the assets to the lessee in a certain period of time to obtain the consideration.

Yunnan Aluminum as a lessee

Yunnan Aluminum recognises right-of-use assets on the beginning date of the lease period and lease liabilities based on the present value of the unpaid amount of lease payment. Lease payments include fixed payment and the amount to be paid based on reasonable assurance that the purchase option will be exercised or the lease option will be terminated. The flexible rental based on the sales amount is not included in the lease payment and is recognised in profit or loss for the current period when actually incurred. Lease liabilities that are to be paid within one year (inclusive) since the balance sheet date are included in the current portion of non-current liabilities.

Yunnan Aluminum's right-of-use assets comprise of buildings, machinery and others. Right-of-use assets are initially measured at cost which includes the initially measured amount of lease liabilities, the lease payment and initial direct costs on or before the beginning date of the lease period, deducting the lease incentives already received. If Yunnan Aluminum can reasonably assure to obtain the ownership of lease assets when the lease period is due, depreciation is charged over the residual useful lives of lease assets. Otherwise, depreciation is charged over the shorter of the lease period and the residual useful lives of lease assets. The carrying amounts of right-of-use assets are reduced to the recoverable amounts when the recoverable amounts are below their carrying amounts.

For short-term leases with lease periods not exceeding 12 months and leases of low-value assets, Yunnan Aluminum chooses not to recognise the right-of-use assets and lease liabilities. And the related rental expenses are either recognised over the period of the lease in current profit or loss or capitalised as part of the cost of related assets on a straight-line basis.

Yunnan Aluminum as a lessor

A lease that has substantially transferred almost all the risks and rewards related to the ownership of the leased asset is a financial lease. Other leases are operating leases.

Operating leases

When Yunnan Aluminum leases out self-owned buildings, machinery, motor vehicles, the rental income from the operating lease is recognised on the straight-line basis over the lease period. Yunnan Aluminum recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(2) Accounting treatment for financing leases

Not applicable.

43. Other critical accounting policy and estimate

Yunnan Aluminum continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

(1) The key criteria for selecting the accounting policies

Classification of financial assets

Yunnan Aluminum's key judgments in determining the classification of financial assets include business models and the analysis of contract cash flow characteristics.

Yunnan Aluminum defines the business model for managing financial assets at the level of the portfolio of financial assets, taking into account the way in which financial asset performance is evaluated and reported to key managers, the risks affecting financial asset performance, and how they are managed, and the way in which the relevant business managers receive compensation.

In assessing whether the contractual cash flows of financial assets are in line with the basic lending arrangements, Yunnan Aluminum has the following main judgments: whether the principal is likely to cause a change in the time distribution or amount of money during the lifetime due to prepayment, or whether the interest includes only currency time value, credit risk, Other basic borrowing risks as well as the cost and profit of the price. For example, whether the amount paid in advance reflects only outstanding principal and interest on the basis of outstanding principal, and reasonable compensation paid for the early termination of the contract.

(2) Critical accounting estimates and key assumptions

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

A. Provision for expected credit losses

Yunnan Aluminum uses exposure of default risk and expected credit loss rates to calculate expected credit losses, and determines expected credit loss rate based on risk of default and loss rate of default. Internal historical credit losses adjusted to reflect current and forward-looking information are used to determine expected credit loss rates. In considering forward-looking information, Yunnan Aluminum uses indicators such as the risk of economic downturn, gross domestic product, consumer price index, external market environment, technological environment and changes in customer conditions. Yunnan Aluminum regularly monitors and reviews assumptions related to the calculation of expected credit losses. The above estimation techniques and key assumptions have not changed significantly in the first half of 2022.

B. Impairment assessment of long-term assets

When Yunnan Aluminum conducts impairment tests on fixed assets with indications of impairment, if the result of the impairment test indicates the recoverable amount of assets is less than its carrying amount, the difference shall be accounted for as impairment loss and included in the impairment loss. The recoverable amount is the higher of the asset's fair value less cost of disposal and the present value of the future cash flows expected to be derived from the asset, the calculation of which requires the adoption of accounting estimates.

Significant estimates have been applied in determining the recoverable amount of the relevant asset or group of assets for which there is an indication of impairment. If future events do not agree with these estimates, the recoverable amount will need to be revised and these revisions may have an impact on the results of operations or financial position of Yunnan Aluminum.

C. *Useful lives of fixed assets*

The management of Yunnan Aluminum will estimate the useful lives of fixed assets. Such estimates are based on the historical experience of the actual useful lives of the fixed assets in past years with the similar characters and functions. If there are any differences between the useful lives and the estimated useful lives before, the management will adjust the estimated useful lives of fixed assets accordingly or write off or write down the corresponding fixed assets when the related equipment with obsolete technology is scrapped or sold. As a result, estimates based on current experience may differ from actual results in the next accounting period, which may result in significant adjustments to the carrying amount of the fixed assets and depreciation expense in the balance sheet.

D. *Estimation of net realisable value of inventories*

Provision for decline in value of inventories is determined at the excess value of the cost of the inventories over their net realisable value. Yunnan Aluminum estimates the net realisable value of inventories. This estimate requires a comprehensive consideration of the ageing profile of inventories, whether there is any obsolete or damaged inventories, the estimated selling price of inventories, and the estimated costs to completion, selling expenses and related taxes. When the actual selling prices or costs or expenses of inventories differ from previous estimates, the management will adjust the net realisable value accordingly. Therefore, the results of the estimation based on the existing experience may be different from the actual results in the future, which may lead to a material adjustment to the carrying amount of inventories in the balance sheet.

E. *Income tax and deferred income tax*

Yunnan Aluminum is subject to income taxes in numerous jurisdictions. There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from Yunnan Aluminum in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Some subsidiaries of Yunnan Aluminum are high-tech enterprises. The qualification of high-tech enterprise is valid for three years, upon expiration, application for high-tech enterprise assessment should be submitted again to the relevant government departments. Based on the historical experience of reassessment for high-tech enterprises upon expiration in previous years and the actual situation of the subsidiaries, Yunnan Aluminum considers that the subsidiaries can continue to obtain the assessment for high-tech enterprises in future years, and therefore a preferential tax rate of 15% is used to calculate the corresponding deferred income tax. If some subsidiaries fail to obtain the reassessment for high-tech enterprises upon expiration in the future, then the subsidiaries are subject to a statutory tax rate of 25% for the calculation of the income tax, which further influences the recognised deferred tax assets, deferred tax liabilities and income tax expenses.

As at 30 June 2022, the deferred income tax assets not yet offset amounted to RMB437,004,828.19. The deductible temporary differences and deductible amounts of the deferred income tax assets not recognised amounted to RMB891,567,964.78. It shall be required to estimate the realisability, time of realisation (mainly including market prices and sales volume of alumina and electrolytic aluminum in the future period by referring to when the relevant taxpayers predict the taxable income in the future) of future taxable income and the predictions of its applicable tax rate when recognising deferred income tax assets.

F. *Estimation of bauxite reserves*

Bauxite reserves are estimates of the amount that can be economically and legally extracted from the Yunnan Aluminum's mines. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, mining costs, transport costs, product demand and commodity prices.

Estimating the quantity and grade of reserves requires the shape, size and depth of the mine to be determined by analysing geological data. This process requires complex and difficult geological judgements and calculations to analyse the data.

As economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the operating period, estimates of reserves may change from period to period. Changes in estimated reserves will impact the amortisation of assets as calculated based on the unit-of-production method and the recoverable amount of the related mining assets.

G. Estimation of reclamation, decommissioning and environmental clean-up obligations

Reclamation, decommissioning and environmental clean-up obligations are determined by the management after taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, and discounting the expected expenditure to its present value. As the current bauxite mining activities and waste residue removal proceed with obvious impacts on the land and environment in the future, estimate of relevant cost may be subject to modification from time to time.

44. Changes in significant accounting policies and accounting estimates

(1) Changes in significant accounting policies

☑ Applicable ☐ Not applicable

Changes in accounting policies	Approval procedure	Remarks
Change in accounting policy was made in accordance with the Interpretation of CAS 15 (Cai Kuai [2021] No. 35) issued by the MOF on 30 December 2021	Considered and approved by the Sixteenth Meeting of the Eighth Session of the Board of Directors of the Company on 19 August 2022.	

Contents of and reasons for changes in accounting policies	Affected line of items	Impact amount *(Yuan)*
An enterprise that commences external sales of the fixed assets before reaching intended use and the products or by-products produced during the R&D process (the "trial sales") shall comply with the requirements of the CAS 14 — Revenue and CAS 1 — Inventories to account for the revenue and costs related to the trial sales respectively and include them in the current profit or loss. The net amount of revenue from trial sales offset by the related costs shall not be offset against the fixed asset costs or R&D expenses.		**1 January 2022**
	Balance sheet	**Merger**
	Fixed assets	16,279,968.71
	Undistributed prodit	14,034,424.27
	Equity attributable to minority interests	2,245,544.44
		As of June 2021
	Income statement	**Merger**
	Operating income	82,279,923.10
	Operating cost	65,999,954.39
	Profit for the year	16,279,968.71
	Including: Net profit attributable to shareholders of the parent company	14,034,424.27
	Profit or loss attributable to minority interest	2,245,544.44

(2) Changes in significant accounting estimates

☐ Applicable ☑ Not applicable

45. Others

Segment information

Yunnan Aluminum will determine operation segment on the basis of the internal organizational structure, management requirements and internal report system, and determine reporting segment on the basis of operation segment, and disclose such segment information.

An operating segment is a component of Yunnan Aluminum that meets the following conditions simultaneously: (1) the component is able to generate revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly evaluated by Yunnan Aluminum's management to make decisions about resources to be allocated to the segment and to assess its performance; (3) for which the information on financial position, operating results and cash flows is available to Yunnan Aluminum. Two or more operating segments may be aggregated into a single operating segment if they have similar economic characteristics and meet specified conditions.

VI. TAXATION

1. Major taxes and tax rates

Taxes	Tax basis	Tax rate
Value-added tax	Taxable value-added amount (tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible input tax for the current period)	13%, 9%, 6%, 5% and 3%
City maintenance and construction tax	Value-added tax paid	7%, 5% and 1%
Corporate income tax	Taxable income	25%, 15% and 16.5%

Disclosure of taxable entities subject to different corporate income tax rates

Name of Tax Payer	Income tax rate
Not applicable.	Not applicable.

2. Tax preference

(1) Pursuant to the Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances (Cai Shui [2018] No. 54), the Announcement on Extending the Implementation Period of Certain Preferential Tax Policies (Cai Shui [2021] No. 6) and other relevant regulations issued by the State Administration of Taxation, during the period from 1 January 2018 to 30 June 2022, the newly purchased equipment of less than RMB5 million can be included in the current costs and expenses in a lump sum in the next month after the asset is put into use, and shall be deducted when calculating the taxable income, instead of being depreciated annually for tax filing.

According to the Notice on Issuing the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Energy and Water Conservation and Environmental Protection jointly promulgated by 5 Departments including the State Council, the Ministry of Finance, the State Administration of Taxation, the Ministry of Environmental Protection, where an enterprise purchases and actually uses special equipment for environmental protection listed in the Catalogue of Enterprise Income Tax Preferences for Special Purpose Equipment for Environmental Protection, 10% of the investment amount in the special purpose equipment may be offset against its tax payable for the current year; where the tax payable is insufficient for the credit, the excess may be carried forward for credit in the following five taxable years.

(2) Pursuant to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform (Announcement [2019] No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs) and relevant regulations issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, the value-added tax rate applicable to Yunnan Aluminum's revenue from sales of goods is 13% from 1 April 2019, and the value-added tax rate applicable to Yunnan Aluminum's revenue from provision of services such as cargo transportation is 9%. The value-added tax rate applicable to revenue from rendering of services is 6%. Some of the businesses are subject to simplified taxation method with applicable tax rates of 5% and 3%.

Tax preference:

(1) In 2021, Yunnan Haoxin Aluminum Foil Co., Ltd. ("Haoxin Aluminum Foil"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202153000585) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2021, Yunnan Yunlv Yongxin Aluminum Co., Ltd. ("Yongxin Aluminum"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202153000289) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2021, Yunnan Yuanxin Charcoal Co., Ltd. ("Yuanxin Carbon"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202153000750) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2020, Yunnan Yunlv Zexin Aluminum Co., Ltd. ("Zexin Aluminum"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR202053000298) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Yunnan Wenshan Aluminum Co., Ltd. ("Wenshan Aluminum"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000059) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Qujing Yunal Ganxin Aluminum Co., Ltd. ("Yunal Ganxin"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000093) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Yunnan Yunlv Runxin Aluminum Co., Ltd. ("Runxin Aluminum"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000441) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

In 2019, Yunnan Yunlv Haixin Aluminum Co., Ltd. ("Haixin Aluminum"), a subsidiary of the Company, obtained the High-tech Enterprise Certificate (Certificate No. GR201953000017) issued by the Science and Technology Department of Yunnan Province. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

(2) According to the Catalogue of Encouraged Industries in the Western Region (2020 Edition) revised by the National Development and Reform Commission and the Notice of the Yunnan Development and Reform Commission on the Catalogue of Encouraged Industries in the Western Region (2020 Edition), the green aluminum industry has been included in the new encouraged industries in Yunnan Province and enjoys the relevant policies on fiscal, tax, finance, land, import and export of equipment, etc. of the National Western Development. Yunnan Aluminum Co., Ltd. is mainly engaged in the processing and sales of aluminum ingots for remelting and processed aluminum products, carbon and carbon products and alumina, which are eligible for the preferential tax rate of 15% under the Industrial Structure Adjustment Guidance Catalogue (2019 Edition) for the encouraged projects.

According to the Confirmation Letter on Relevant Businesses of 51 Enterprises Including Yunnan Xinchu Financing Guarantee Co., Ltd. Which Belong to the Encouraged Industries by the State (Yun Fa Gai Ban Xi Bu [2013] No. 397) issued by the Development and Reform Commission of Yunnan Province. The main business products of Heqing Yixin, a subsidiary of the Company, include aluminum ingots for remelting, refined aluminum ingots for remelting and aluminum alloys for casting, which are in line with the encouraged items in the Catalogue for the Guidance of Industrial Structure Adjustment (2011 version), and the main business revenue of such products accounted for more than 70% of the total revenue of the enterprise in the current year. In 2019, Heqing Yixin has obtained the approval from the competent tax authority for this preferential tax treatment and is entitled to a reduced enterprise income tax rate of 15%. In addition, Heqing Yixin obtained the High-tech Enterprise Certificate (Certificate No. GR202053000059) issued by the Science and Technology Department of Yunnan Province in 2020. Article 28 of the Enterprise Income Tax Law stipulates that: high-tech enterprise that needs full support from the PRC's government will enjoy a 15% tax rate reduction for Enterprise Income Tax. The High-tech Enterprise Certificate is valid for three years from the year of acquisition.

3. Others

Yunnan Aluminum International, a subsidiary of the Company, is incorporated in Hong Kong and is subject to corporate income tax in Hong Kong at a rate of 16.5%.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Monetary funds**

Unit: Yuan

Items	Closing balance	Opening balance
Cash on hand	16,089.02	28,157.31
Bank deposits	1,752,521,697.27	1,546,369,609.74
Other monetary funds	103,989,260.21	76,240,450.29
Total	1,856,527,046.50	1,622,638,217.34
Including: Total amount deposited abroad	10,545,088.86	10,082,051.32
Total restricted amount due to mortgages, pledges or freezes	103,989,260.21	76,240,450.29

Other explanation

See IV (57) for details of restricted monetary funds.

2. **Financial assets held for trading**

Not applicable.

3. **Derivative financial assets**

Not applicable.

4. **Notes receivables**

(1) Classification of notes receivables by category

Unit: Yuan

Items	Closing balance	Opening balance
Bank acceptance notes	3,659,408.99	66,671,963.47
Total	3,659,408.99	66,671,963.47

If the bad debt provision of notes receivables is made in accordance with the general model of expected credit losses, please disclose the relevant information of bad debt provision with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

(2) Provision for bad debts made, recovered or reversed in the current period

Not applicable.

(3) Notes receivable pledged by the Company at the end of the period

Not applicable.

(4) Notes receivable endorsed or discounted by the Company at the end of the period and yet due on the balance sheet date

Unit: Yuan

Items	Amount derecognised at the end of the period	Amount not derecognised at the end of the period
Bank acceptance notes		3,659,408.99
Total		3,659,408.99

(5) Notes transfer to trade receivables due to non-performance of the drawer during the end of the period

Not applicable.

(6) Actual write-off of notes receivable for the current period

Not applicable.

5. Trade receivables

(1) Disclosure of Trade Receivables by Category

Unit: Yuan

	Closing balance					Opening balance				
	Carrying balance		Provision for bad debts			Carrying balance		Provision for bad debts		
Category	Amount	Percentage	Amount	Percentage of provision	Carrying amount	Amount	Percentage	Amount	Percentage of provision	Carrying amount
Trade receivables provided for bad debts on an individual basis	37,935,255.76	15.62%	37,935,255.76	100.00%		37,935,255.76	42.83%	37,935,255.76	100.00%	
Including:										
Trade receivables provided for bad debts on a collective basis										
Including:	204,962,479.26	84.38%	15,783,240.45	7.70%	189,179,238.81	50,634,849.66	57.17%	15,942,405.61	31.49%	34,692,444.05
Total	242,897,735.02	100.00%	53,718,496.21	22.12%	189,179,238.81	88,570,105.42	100.00%	53,877,661.37	60.83%	34,692,444.05

Provision for bad debts on an individual basis:

Unit: Yuan

	Closing balance			
Items	Carrying balance	Provision for bad debts	Percentage of provision	Reason for provision
Company A	17,287,405.58	17,287,405.58	100.00%	Without liquidatable assets, expected to be unrecoverable.
Company B	16,846,837.68	16,846,837.68	100.00%	Unrecoverable in long-term.
Company C	3,801,012.50	3,801,012.50	100.00%	Unrecoverable in long-term.
Total	37,935,255.76	37,935,255.76		

Provision for bad debts on a collective basis:

Unit: Yuan

	Closing balance		
Items	Carrying balance	Provision for bad debts	Percentage of provision
Within 1 year (including 1 year, the same below)	189,032,083.48	106,876.41	0.06%
1 to 2 years	6,607,051.21	6,518,707.22	98.66%
2 to 3 years	137,811.02	45,477.64	33.00%
Over 3 years	9,185,533.55	9,112,179.18	99.20%
Total	204,962,479.26	15,783,240.45	7.70%

Explanation of the basis for determining the portfolio:

If provision for bad debts of trade receivables was made using the general approach of expected credit loss, please disclose the relevant information on provision for bad debts with reference to the disclosures of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Age	**Closing balance**
1 year (inclusive)	189,032,083.48
1 to 2 years	7,051,293.69
2 to 3 years	137,811.02
Over 3 years	46,676,546.83
3 to 4 years	10,646,959.34
4 to 5 years	9,796,955.42
Over 5 years	26,232,632.07
Total	242,897,735.02

(2) Provision for bad debts made, recovered or reversed during the period

Provision for bad debts during the period:

Unit: Yuan

Category	Opening balance	Amount of change during the current period: Provision	recovery or reversal	Write-off	Other	Closing balance
Provision for bad debts	53,877,661.37	270,475.21	429,640.37			53,718,496.21
Total	53,877,661.37	270,475.21	429,640.37			53,718,496.21

Among which, the amount of bad debt provision recovered or reversed in the current period is significant: Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	**Closing balance of receivables**	**Percentage of total receivables at the end of the period**	**Closing balance of bad debt provision**
Total amount of top five receivables	80,558,825.98	33.17%	34,149,843.52
Total	80,558,825.98	33.17%	

(5) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

(6) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

6. Receivables financing

Unit: Yuan

Items	**Closing balance**	**Opening balance**
Receivables financing	133,301,798.58	170,610,376.15
Total	133,301,798.58	170,610,376.15

Changes in receivables financing for the period and changes in fair value

☐ Applicable ☑ Not applicable

If the bad debt provision of receivables financing is made in accordance with the general model of expected credit losses, please disclose the relevant information of provision for impairment with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Other explanation:

As at 30 June 2022, endorsed or discounted but not yet due notes receivable listed in receivables financing are as follows:

Items	Derecognised	Not Derecognised
Bank acceptance notes	3,671,321,635.67	

7. **Prepayment**

(1) ***Ageing analysis of prepayment***

Unit: Yuan

	Closing balance		Opening balance	
Ageing	Amount	Percentage	Amount	Percentage
Within 1 year	87,910,086.92	96.80%	100,617,656.46	97.18%
1 to 2 years	1,190,564.77	1.31%	1,312,768.44	1.27%
2 to 3 years	1,004,818.11	1.11%	898,285.57	0.87%
Over 3 years	712,023.68	0.78%	710,498.13	0.69%
Total	90,817,493.48		103,539,208.60	

Reasons for delayed settlement of significant prepayments with an age of over one year:

As at 30 June 2022, the prepayments aged over one year amounted to RMB2,907,406.56 (31 December 2021: RMB2,921,552.14), which were mainly prepayments for raw materials.

(2) ***Top five prepayments of closing balance by prepayment object***

As at 30 June 2022, the balance of top five prepayments by debtors are summarised and analysed as follows:

Name of entity	Amount	Percentage of total prepayments
Total balances of top five prepayments	56,113,602.36	61.79%

8. **Other receivables**

Unit: Yuan

Items	Closing balance	Opening balance
Other receivables	66,677,093.67	67,868,865.71
Total	66,677,093.67	67,868,865.71

(1) ***Interest receivables***

Not applicable.

(2) ***Dividend receivables***

Not applicable.

(3) Other receivables

1) Classification of other receivables by nature

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivables	68,148,179.59	74,972,229.66
Deposits and guarantees receivable	5,818,891.18	1,627,241.53
Temporary loan receivable	19,000,000.00	24,000,000.00
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	13,948,653.82	7,031,458.82
Less: provision for bad debts	-50,656,998.57	-50,180,431.95
Total	66,677,093.67	67,868,865.71

2) Provision for bad debts

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2022	2,076,092.07		48,104,339.88	50,180,431.95
Balance at 1 January 2022 in the current period				
Provision for the period	522,603.35			522,603.35
Reversal for the period			46,036.73	46,036.73
Balance at 30 June 2022	2,598,695.42		48,058,303.15	50,656,998.57

Changes in book balance with significant changes in loss provision for the period

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	Closing balance
Within 1 year (inclusive)	28,798,045.26
1 to 2 years	29,713,523.23
2 to 3 years	12,274,437.75
Over 3 years	46,548,086.00
3 to 4 years	1,406,778.57
4 to 5 years	174,768.60
Over 5 years	44,966,538.83
Total	117,334,092.24

3) Provision for bad debts made, recovered or reversed in the current period

Provision for bad debts during the period:

Unit: Yuan

Category	Opening balance	Amount of change during the current period: Provision	recovery or reverse	Write-off	Other	Closing balance
Provision for bad debts	50,180,431.95	522,603.35	46,036.73			50,656,998.57
Total	50,180,431.95	522,603.35	46,036.73			50,656,998.57

4) *Other receivables actually written off during the period*

Not applicable.

5) *Top five debtors of other receivables at the end of the period*

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
Company D	Prepayment	24,977,213.40	1 to 2 years	21.29%	
Company E	Borrowings	19,000,000.00	Over 3 years	16.19%	18,629,365.64
Company F	Profit/loss on transition of equity interests	10,418,367.65	Over 3 years	8.88%	10,418,367.65
Company G	Government grants	7,000,000.00	1 to 2 years	5.97%	
Company H	Prepayment	6,696,302.84	Within 1 year	5.71%	13,607.74
Total		68,091,883.89		58.04%	29,061,341.03

6) *Receivables involving in government grants*

Not applicable.

7) *Other receivables terminated for recognition due to transfer of financial assets*

Not applicable.

8) *The amount of assets and liabilities formed by transfer of receivables and continuous involvement*

Not applicable.

9. Inventory

Whether the Company needs to comply with the disclosure requirements for real estate industries

No

(1) Classification of inventory

Unit: Yuan

Items	Closing balance			Opening balance		
	Book balance	Provision for impairment of inventory and contract performance cost	Book value	Book balance	Provision for impairment of inventory and contract performance cost	Book value
Raw materials	1,279,058,744.93	6,676,414.64	1,272,382,330.29	977,091,774.06	13,782,563.20	963,309,210.85
Work-in-process and semi-finished goods	2,482,827,347.20	19,026,350.10	2,463,800,997.10	1,802,663,252.78	11,945,261.93	1,790,717,990.85
Finished goods	555,281,740.63	809,697.12	554,472,043.51	344,663,182.31	58,485,462.90	286,177,719.41
Goods in transit	1,504,550.86	0.00	1,504,550.86	1,504,550.86		1,504,550.86
Total	4,318,672,383.62	26,512,461.86	4,292,159,921.76	3,125,922,760.00	84,213,288.03	3,041,709,471.97

(2) Provision for impairment of inventory and contract performance cost

Unit: Yuan

Items	Opening balance	Increase during the period		Decrease during the period		Closing balance
		Provision	Other	Reversal or reselling	Other	
Raw materials	13,782,563.20	249,192.89		7,355,341.45		6,676,414.64
Work-in-process and semi-finished goods	11,945,261.93	7,081,088.17				19,026,350.10
Finished goods	58,485,462.90	498,433.38		58,174,199.16		809,697.12
Total	84,213,288.03	7,828,714.44		65,529,540.61		26,512,461.86

(3) Explanation about inclusion of capitalised amount of the borrowing cost in the closing balance of inventories

Not applicable.

(4) Explanation for amortised amount of contract performance cost of current period

Not applicable.

10. Contract assets

Not applicable.

11. Assets held for sale

Not applicable.

12. Non-current assets due within one year

Not applicable.

13. Other current assets

Unit: Yuan

Items	Closing balance	Opening balance
VAT input to be deducted	84,429,630.52	243,519,753.03
Prepaid corporate income tax		2,560,797.56
Deposit for financial lease borrowings		
Others	7,858,425.35	6,683,965.10
Total	92,288,055.87	252,764,515.69

14. Debt investment

Not applicable.

15. Other debt investment

Not applicable.

16. Long-term receivables

Not applicable.

17. **Long-term equity investments**

Unit: Yuan

Invested Entity	Opening balance (Carrying amount)	Increase/decrease during the current period: Increase in investment	Decrease in investment	Investment gains/losses recognised under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (Carrying amount)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan Tianye Chemical Co., Ltd (雲南天冶化工有限公司) ("Tianye Chemical")	106,059,481.23			6,006,159.92						112,065,641.15	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司) ("Metallurgy Resources")	43,845,084.87			-35,081.21						43,810,003.66	27,736,226.30
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司) ("Jiecheng Logistics")	51,482,417.75			946,477.38						52,428,895.13	
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司) ("Defu Environmental Protection")	18,919,206.16			1,146,795.50						20,066,001.66	
China International Alumina Development Co., Ltd. (中色國際氧化鋁開發有限公司)	12,112,517.87			165,471.03						12,277,988.90	
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司) ("PetroChina Huineng")	8,609,067.67			4,322.25						8,613,389.92	
Yunnan Sotong Yunnan Aluminum Carbon Material Co., Ltd. (雲南索通雲鋁炭材料有限公司) ("Yunnan Sotong")	165,599,890.80			57,376,639.94						222,976,530.74	
Sub-total	406,627,666.35			65,610,784.81						472,238,451.16	27,736,226.30
Total	406,627,666.35			65,610,784.81						472,238,451.16	27,736,226.30

18. **Other equity instruments investment**

Unit: Yuan

Items	Closing balance	Opening balance
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)	9,909,419.19	10,050,538.73
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)	10,130,088.40	10,562,570.49
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)	4,999,830.40	4,153,682.40
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)	2,245,173.04	1,981,550.08
Chihong International Mining Co., Ltd (馳宏國際礦業股份有限公司)	37,165.78	37,661.22
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	197,031.24	198,251.49
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)	30,349,278.92	37,460,281.51
Total	57,867,986.97	64,444,535.92

Unit: Yuan

Items	30 June 2022	1 January 2022
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)		
– Cost	29,187,386.95	29,187,386.95
– Accumulated change of fair value	-29,187,386.95	-29,187,386.95
Chuangneng Feiyuan Metal Fuel Cell Co., Ltd. (創能斐源金屬燃料電池有限公司)		
– Cost	11,999,924.84	11,999,924.84
– Accumulated change of fair value	-2,090,505.65	-1,949,386.11
Zhong Heng Xie Li Investment Co., Ltd. (中衡協力投資有限公司)		
– Cost	10,000,000.00	10,000,000.00
– Accumulated change of fair value	130,088.40	562,570.49
Kunming Electric Power Trading Center Co., Ltd. (昆明電力交易中心有限責任公司)		
– Cost	4,000,000.00	4,000,000.00
– Accumulated change of fair value	999,830.40	153,682.40
Fudian Bank Co., Ltd. (富滇銀行股份有限公司)		
– Cost	883,576.59	883,576.59
– Accumulated change of fair value	1,361,596.45	1,097,973.49
Chihong International Mining Co., Ltd (馳宏國際礦業股份有限公司)		
– Cost	513,367.87	513,367.87
– Accumulated change of fair value	-476,202.09	-475,706.65
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)		
– Cost	200,000.00	200,000.00
– Accumulated change of fair value	-2,968.76	-1,748.51
China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)		
– Cost	62,727,444.14	62,727,444.14
– Accumulated change of fair value	-32,378,165.22	-25,267,162.63
Total	57,867,986.97	64,444,535.92

Yunnan Aluminum holds equity investments in the above companies and has no control, joint control or significant influence over the above companies. For strategic investments, Yunnan Aluminum chooses to designate these equity investments as financial assets at FVTOCI.

19. Other non-current financial assets

Not applicable.

20. Investment property

Not applicable.

21. Fixed assets

Unit: Yuan

Items	Closing balance	Opening balance
Fixed assets	25,990,719,840.44	25,250,131,305.27
Disposal of fixed assets	43,386.95	
Total	25,990,763,227.39	25,250,131,305.27

(1) Details of fixed assets

Unit: Yuan

Items	Buildings	Equipment and machinery	Motor vehicles	Other	Total
I. Original book value:					
1. Opening balance	14,287,911,043.41	26,897,598,552.00	145,141,101.67	76,339,355.91	41,406,990,052.99
2. Increase for the period	853,256,990.55	737,072,546.22	10,257,073.58	12,659,279.48	1,613,245,889.83
(1) Acquisition	–	26,795,889.72	2,287,817.58	3,993,889.75	33,077,597.06
(2) Transfer from construction in progress	842,095,321.08	710,276,656.50	7,969,256.00	8,665,389.73	1,569,006,623.31
(3) Increase in business combination	–	–	–	–	–
(4) Internal redeployment	–	–	–	–	–
(5) Change in asset class	11,161,669.47	–	–	–	11,161,669.47
(6) Lease under financial lease	–	–	–	–	–
(7) Other increase	–	–	–	–	–
3. Decrease for the period	21,696,013.13	27,222,506.62	3,352,791.10	–	52,271,310.85
(1) Disposal or retirement	1,567,261.54	584,352.54	2,546,977.73	–	4,698,591.81
(2) Adjustment of provisional estimate	–	–	–	–	–
(3) Change in asset class	–	11,161,669.47	–	–	11,161,669.47
(4) Adjustment to the final account of completion	20,128,751.59	15,476,484.61	806,813.37	–	36,411,049.57
(5) Other decrease	–	–	–	–	–
4. Closing balance	15,119,472,020.83	27,607,448,591.60	152,045,384.15	88,998,635.39	42,967,964,631.97
II. Accumulated depreciation					–
1. Opening balance	2,671,594,363.85	11,105,663,382.47	80,192,594.34	41,813,841.47	13,899,264,182.13
2. Increase for the period	176,352,518.14	632,572,956.27	4,560,072.80	10,501,837.63	823,987,384.84
(1) Acquisition	176,352,518.14	632,572,956.27	4,560,072.80	10,501,837.63	823,987,384.84
(2) Internal redeployment	–	–	–	–	–
(3) Change in asset class	–	–	–	–	–
(4) Transfer of assets leased under financial lease	–	–	–	–	–
(5) Other increase	–	–	–	–	–
3. Decrease for the period	702,654.64	206,838.40	2,314,140.59	–	3,223,633.63
(1) Disposal or retirement	702,654.64	206,838.40	2,314,140.59	–	3,223,633.63
(2) Other	–	–	–	–	–
4. Closing balance	2,847,244,227.35	11,738,029,500.34	82,438,526.55	52,315,679.10	14,720,027,933.34
III. Provision for impairment					–
1. Opening balance	1,200,670,672.59	1,050,756,953.02	1,675,711.85	4,491,228.13	2,257,594,565.59
2. Increase for the period	–	–	–	–	–
(1) Acquisition	–	–	–	–	–
(2) Internal redeployment	–	–	–	–	–
(3) Change in asset class	–	–	–	–	–
3. Decrease for the period	–	377,707.40	–	–	377,707.40
(1) Disposal or retirement	–	377,707.40	–	–	377,707.40
(2) Internal redeployment	–	–	–	–	–
(3) Change in asset class	–	–	–	–	–
4. Closing balance	1,200,670,672.59	1,050,379,245.62	1,675,711.85	4,491,228.13	2,257,216,858.19
IV. Book value					
1. Closing book value	11,071,557,120.89	14,819,039,845.64	67,931,145.75	32,191,728.16	25,990,719,840.44
2. Opening book value	10,415,646,006.97	14,741,178,216.51	63,272,795.48	30,034,286.31	25,250,131,305.27

(2) Details of temporarily idle fixed assets

Unit: Yuan

Items	Original book value	Accumulated depreciation	Provision for impairment	Book value	Remark
Buildings	625,328,909.88	250,448,246.43	339,517,197.18	35,363,466.27	
Equipment and machinery	1,658,586,837.13	1,252,358,989.86	339,542,086.36	66,685,760.91	
Motor vehicles	7,784,924.12	6,384,537.45	741,531.92	658,854.75	
Others	18,716,259.59	10,647,438.58	6,751,303.81	1,317,517.20	
Total	2,310,416,930.72	1,519,839,212.32	686,552,119.27	104,025,599.13	

(3) Details of fixed assets leased in through financial leases

Not applicable.

(4) *Details of fixed assets for which title certificates have not been obtained*

Unit: Yuan

Items	Carrying amount	Reason for not yet obtaining property right certificates
Buildings	2,804,253,535.27	Completion settlement to be completed/under processing.
Total	2,804,253,535.27	

(5) *Disposal of fixed assets*

Unit: Yuan

Items	Closing balance	Opening balance
Disposal of fixed assets	43,386.95	
Total	43,386.95	

22. Construction in progress

Unit: Yuan

Items	Closing balance	Opening balance
Construction in progress	1,115,260,919.05	2,548,510,446.56
Construction materials	44,170,543.23	66,486,819.99
Total	1,159,431,462.28	2,614,997,266.55

(1) *Particulars of construction in progress*

Unit: Yuan

Items	Closing balance Carrying balance	Closing balance Provision for impairment	Closing balance Carrying amount	Opening balance Carrying balance	Opening balance Provision for impairment	Opening balance Carrying amount
Project of Development of New Material and New Product of Aluminum Alloy	21,491,996.48		21,491,996.48	20,932,966.76		20,932,966.76
150,000 Tonnes/Year Mid-to-high-End Aluminum Alloy New Material Project	14,850,543.84		14,850,543.84	15,080,161.56		15,080,161.56
35,000 Tonnes of Battery Foil Project	266,172,133.22		266,172,133.22	243,854,823.53		243,854,823.53
138,000 Tonnes/Year Anodic Carbon Project	85,401,442.97	61,781,102.01	23,620,340.96	85,401,442.97	61,781,102.01	23,620,340.96
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	25,931,455.39		25,931,455.39	1,521,667,659.34		1,521,667,659.34
75,000 Tonnes Aluminum Alloy Flat Ingot Project	4,946,279.39		4,946,279.39	4,328,824.49		4,328,824.49
70,000 Tonnes/Year Technological Upgrade and Expansion Project of Oil Fracturing Proppant Production Line	101,118,563.46	94,345,639.08	6,772,924.38	101,136,456.60	94,345,639.08	6,790,817.52
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	54,228,315.43		54,228,315.43	55,217,247.72		55,217,247.72
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	76,454,039.25		76,454,039.25	76,845,480.74		76,845,480.74
Carbon New Material Project	287,650,246.11	147,846,433.20	139,803,812.91	271,180,779.96	147,846,433.20	123,334,346.76
500,000 Tonnes of Hydropower Aluminum Project				19,985,450.96		19,985,450.96
Office and Research & Development Centre	101,589,370.74		101,589,370.74	83,206,541.35		83,206,541.35
Medium-low Grade Bauxite Resources Utilization Project	25,476,232.54		25,476,232.54	53,754,635.09		53,754,635.09
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	361,361,485.56	297,649,289.56	63,712,196.00	363,795,859.35	297,649,289.56	66,146,569.79
Luxi Silicon and Aluminum Alloy New Technology Promotion Demonstration Project	175,032,928.50	12,041,714.08	162,991,214.42	173,615,936.92	12,041,714.08	161,574,222.84
Other Sporadic Project	164,572,856.64	37,352,792.54	127,220,064.10	109,523,149.69	37,352,792.54	72,170,357.15
Total	1,766,277,889.52	651,016,970.47	1,115,260,919.05	3,199,527,417.03	651,016,970.47	2,548,510,446.56

(2) Changes of significant construction in progress projects in the period

Unit: Yuan

Project name	Budget	Opening balance	Increase during the period	Amount transferred to fixed assets during the period	Other reduction during the period	Closing balance	Ratio of accumulated contribution to the construction to budget	Construction progress	Accumulated interest capitalised	Including: amount of interest capitalised during the period	Capitalisation rate of interest for the period	Sources of fund
150,000 Tonnes/Year Mid-to-high-End Aluminum Alloy New Material Project	295,250,000.00	15,080,161.56			229,617.72	14,850,543.84	92.00%	95.00				Self-financing
Project of 35,000 Tonnes/Year Aluminum Foil for Application to New Energy Power Battery	497,100,000.00	243,854,823.53	22,317,309.69			266,172,133.22	72.05%	95.00	12,874,492.44			Loans from financial institutions
Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake	5,752,750,000.00	1,521,667,659.34	5,484,137.74	1,501,220,341.69		25,931,455.39	98.93%	99.00				Self-raised/financial loans/funds raised
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase I)	2,706,987,200.00	55,217,247.72			988,932.29	54,228,315.43	91.88%	100.00				Proceeds and borrowings
Green Low-carbon Hydropower Aluminum Processing Integration Heqing Project (Phase II)	1,335,996,100.00	76,845,480.74			391,441.49	76,454,039.25	81.16%	100.00				Self-owned funds
Carbon New Material Project	278,980,000.00	271,180,779.96	4,179,450.81			275,360,230.77	99.00%	99.00				Loans from financial institutions
Transportation Aluminum Profiles Project with annual production capacity 150,000 Tonnes	3,042,370,000.00	363,795,859.35			2,434,373.79	361,361,485.56	12.00%	12.00	11,078,846.33			Self-owned funds and the Group's borrowings
Office and Research & Development and Living Facilities Project	92,660,000.00	83,206,541.35	18,382,829.39			101,589,370.74	109.64%	100.00				Self-owned funds
Medium-low Grade Bauxite Resources Utilization Project	27,354,300.00	53,754,635.09			28,278,402.55	25,476,232.54	93.13%	97.00				Self-owned funds
Luxi Silicon and Aluminum Alloy New Technology Promotion Demonstration Project	2,757,048,400.00	173,615,936.92	1,416,991.58			175,032,928.50	6.35%	6.35	12,833,169.26			Self-owned funds and loans
Total	16,786,496,000.00	2,838,219,125.56	51,780,719.21	1,501,220,341.69	32,322,767.84	1,376,456,735.24			36,786,508.03			

(3) Provision for impairment of construction in progress for the period

There was no provision for impairment of construction in progress during the period.

(4) Construction materials

Unit: Yuan

Items	Closing balance Carrying balance	Closing balance Provision for impairment	Closing balance Carrying amount	Opening balance Carrying balance	Opening balance Provision for impairment	Opening balance Carrying amount
Special equipment	24,887,095.67		24,887,095.67	28,326,190.01		28,326,190.01
Special materials	19,283,447.56		19,283,447.56	38,160,629.98		38,160,629.98
Total	44,170,543.23		44,170,543.23	66,486,819.99		66,486,819.99

23. Bearer biological assets

Not applicable.

24. Oil and gas assets

Not applicable.

25. Right-of-use assets

Unit: Yuan

Items	Buildings	Equipment and machinery	Others	Total
I. Original book value:				
1. Opening balance	54,723,105.88	12,614,828.36	2,325,250.10	69,663,184.34
2. Additions for the period		3,476,912.39		3,476,912.39
(1) New lease contracts		3,476,912.39		3,476,912.39
3. Decrease for the period				
4. Closing balance	54,723,105.88	16,091,740.75	2,325,250.10	73,140,096.73
II. Accumulated amortization				
1. Opening balance	3,961,633.11	2,305,599.69	526,471.68	6,793,704.48
2. Additions for the period	49,501,678.68	1,032,899.68	263,235.84	50,797,814.20
(1) Provision	49,501,678.68	1,032,899.68	263,235.84	50,797,814.20
3. Reductions for the period				
(1) Disposal				
4. Closing balance				
III. Provisions for impairment				
1. Opening balance				
2. Additions for the period				
(1) Provision				
3. Reductions for the period				
(1) Disposal				
4. Closing balance	53,463,311.79	3,338,499.37	789,707.52	57,591,518.68
IV. Book value				
1. Closing book value	1,259,794.09	12,753,241.38	1,535,542.58	15,548,578.05
2. Opening book value	50,761,472.77	10,309,228.67	1,798,778.42	62,869,479.86

26. Intangible assets

(1) Intangible assets

Unit: Yuan

Items	Land use rights	Patent right	Non-patented technology	Mining rights	Mine exploration rights	Electrolytic aluminum production indicators	Others	Total
I. Original carrying value								
1. Opening balance	1,943,169,405.16		109,363,240.79	462,730,807.22	235,928,735.61	1,367,406,937.25	30,890,756.17	4,149,489,882.20
2. Additions for the period	24,583,950.93				13,776,968.37		5,632,075.47	43,992,994.77
(1) Purchase								
(2) In-house R&D								
(3) Increase in business combination								
(4) Transfer from construction in progress	24,583,950.93						5,632,075.47	30,216,026.40
(5) Transfer from expenditure on exploration and development					13,776,968.37			13,776,968.37
(6) Transfer from long-term deferred expenses								
(7) Other increase								
3. Reductions for the period	6,425,026.03						1,729,867.29	8,154,893.32
(1) Disposal								
(2) Other decrease	6,425,026.03						1,729,867.29	8,154,893.32
4. Closing balance	1,961,328,330.06		109,363,240.79	462,730,807.22	249,705,703.98	1,367,406,937.25	34,792,964.35	4,185,327,983.65
II. Accumulated amortization								
1. Opening balance	353,634,582.02		99,757,215.82	175,731,193.22		24,770,581.02	13,458,786.84	667,352,358.92
2. Additions for the period	19,427,956.50		1,225,890.54	10,458,214.94		8,256,860.34	547,824.24	39,916,746.56
(1) Provision	19,427,956.50		1,225,890.54	10,458,214.94		8,256,860.34	547,824.24	39,916,746.56
(2) Increase in business combination								
3. Reductions for the period							14,415.56	14,415.56
(1) Disposal								
(2) Other decrease							14,415.56	14,415.56
4. Closing balance	373,062,538.52		100,983,106.36	186,189,408.16		33,027,441.36	13,992,195.52	707,254,689.92
III. Provisions for impairment								
1. Opening balance	15,214,796.31		3,204,220.67	163,904,730.44	52,704,993.36		11,443,631.89	246,472,372.67
2. Additions for the period								
(1) Provision								
(2) Other increase								
3. Reductions for the period								
(1) Disposal								
(2) Other decrease								
4. Closing balance	15,214,796.31		3,204,220.67	163,904,730.44	52,704,993.36		11,443,631.89	246,472,372.67
IV. Book value								
1. Closing book value	1,573,050,995.23		5,175,913.76	112,636,668.62	197,000,710.62	1,334,379,495.89	9,357,136.94	3,231,600,921.06
2. Opening book value	1,574,320,026.83		6,401,804.30	123,094,883.56	183,223,742.25	1,342,636,356.23	5,988,337.44	3,235,665,150.61

*(2) **Information on the land use rights for which the certificate of title has not been obtained***

Not applicable.

27. Development expenditure

Unit: Yuan

Items	Opening balance	Increase during the period: Internal development expenses	Increase during the period: Other	Decrease during the period: Recognised as intangible assets	Decrease during the period: Transfer to current profit or loss	Closing balance
Research and application of high performance micro-alloyed steel claws			197,087.38			197,087.38
Total			197,087.38			197,087.38

28. Goodwill

Not applicable.

29. Long-term deferred expenses

Unit: Yuan

Items	Opening balance	Increase during the current period	Amounts of amortization for the current period	Other decrease	Closing balance
Exploration rights expenses		28,017,047.28			28,017,047.28
Land lease	42,613,751.82	7,173,978.72			49,787,730.54
Water diversion structures relocation	12,618,634.73		193,636.32		12,424,998.41
Others	4,998,058.26	7,807,627.80	1,340,431.40		11,465,254.66
Total	60,230,444.81	42,998,653.80	1,534,067.72		101,695,030.89

30. Deferred income tax assets/Deferred income tax liabilities

*(1) **Deferred income tax assets before offsetting***

Unit: Yuan

Items	Closing balance: Deductible temporary differences	Closing balance: Deferred income tax assets	Opening balance: Deductible temporary differences	Opening balance: Deferred income tax assets
Provision for asset impairment	2,453,865,118.04	346,202,686.26	2,552,045,316.00	383,294,920.78
Unrealised profit of internal transactions	98,238,946.20	14,735,841.93	158,526,254.81	23,778,938.22
Deductible losses	147,603,743.30	23,981,830.68	589,850,062.85	90,545,509.05
Deferred income	39,029,359.33	5,854,403.90	55,952,123.70	8,392,818.55
Amortization of intangible assets	10,543,030.07	1,581,454.51	10,543,030.07	1,581,454.51
Disposal of fixed assets			4,209,976.73	631,496.51
Termination benefits	24,498,210.57	3,672,804.39	57,288,727.93	8,605,684.08
Temporary differences on fixed assets	10,095,819.47	1,514,372.92	5,271,558.80	790,733.82
Temporary differences on construction-in-progress			56,456,941.89	8,468,541.28
Amortisation of long-term deferred expenses	77,546,139.68	11,631,920.95	14,918,643.79	2,237,796.57
Estimated liabilities	84,292,446.95	12,643,867.04	123,052,188.31	19,088,004.80
Fair value changes on financial asset through other comprehensive income	9,854,830.87	1,478,224.63	29,800,001.87	4,470,000.28
Estimated water conservancy fund	91,382,806.53	13,707,420.98	91,382,806.53	13,707,420.98
Total	3,046,950,451.01	437,004,828.19	3,749,297,633.28	565,593,319.43

(2) Deferred income tax liabilities before offsetting

Unit: Yuan

Items	Closing balance Taxable temporary difference	Closing balance Deferred income tax liabilities	Opening balance Taxable temporary difference	Opening balance Deferred income tax liabilities
Valuation and appreciation of assets in business combination not involving enterprises under common control	140,456,173.20	21,124,547.56	142,967,793.31	21,501,290.58
Supporting incentive funds for infrastructure construction	102,352,010.87	15,352,801.63	137,576,322.75	24,158,879.60
Temporary differences on fixed assets	487,210,911.73	58,086,085.87	263,375,844.75	44,653,821.56
Total	730,019,095.80	94,563,435.06	543,919,960.81	90,313,991.74

(3) Deferred income tax assets or liabilities stated on a net basis after offsetting

Unit: Yuan

Items	Offset amount of deferred income tax assets and liabilities as at the end of the period	Closing balance of deferred income tax assets or liabilities after offsetting	Offset amount of deferred income tax assets and liabilities as at the beginning of the period	Opening balance of deferred income tax assets or liabilities after offsetting
Deferred income tax assets	52,401,888.82	384,602,939.37	65,139,155.20	500,454,164.23
Deferred income tax liabilities	52,401,888.82	42,161,546.24	65,139,155.20	25,174,836.54

(4) Breakdown of unrecognised deferred income tax assets

Unit: Yuan

Items	Closing balance	Opening balance
Deductible temporary differences	616,217,520.33	709,133,793.81
Deductible losses	275,350,444.45	561,178,685.24
Total	891,567,964.78	1,270,312,479.05

(5) Deductible losses from unrecognised deferred income tax assets will be due in the following years

Unit: Yuan

Year	Amount as at the end of the period	Amount as at the beginning of the period	Note
2022	38,197,225.06	22,470,683.49	
2023	19,159,021.99	19,123,770.27	
2024	44,113,572.83	43,119,611.58	
2025	15,199,624.71	14,383,295.38	
2026 and beyond	158,680,999.86	462,081,324.52	
Total	275,350,444.45	561,178,685.24	

31. Other non-current assets

Unit: Yuan

	Closing balance			Opening balance		
Items	Carrying balance	Provision for impairment	Carrying amount	Carrying balance	Provision for impairment	Carrying amount
Prepayment for project equipment	38,599,897.41		38,599,897.41	59,023,105.10		59,023,105.10
Prepayment for land acquisition	204,417,001.00		204,417,001.00	204,417,002.00		204,417,002.00
Margin and deposit	10,003,000.00		10,003,000.00	10,003,000.00		10,003,000.00
Prepayments for acquisition of Interests	13,460,012.90		13,460,012.90	13,312,880.16		13,312,880.16
Input tax to be deducted	9,930,939.73		9,930,939.73	10,730,320.20		10,730,320.20
Total	276,410,851.04		276,410,851.04	297,486,307.46		297,486,307.46

32. Short-term borrowings

(1) *Classification of short-term borrowings*

Unit: Yuan

Items	Closing balance	Opening balance
Credit loans	1,431,897,379.75	2,717,847,625.93
Total	1,431,897,379.75	2,717,847,625.93

As at the end of June 2022, the interest rate of the short-term borrowings ranges from 2.90% to 2.95%.

(2) *Outstanding overdue short-term borrowings*

Not applicable.

33. Financial liabilities held for trading

Not applicable.

34. Derivative financial liabilities

Not applicable.

35. Notes payables

Unit: Yuan

Category	Closing balance	Opening balance
Bank acceptance draft	540,000,000.00	120,000,000.00
Total	540,000,000.00	120,000,000.00

Total notes payable that were due and unpaid at the end of the period were RMB0.00.

36. Trade payables

(1) *Trade payables are presented as follows:*

Unit: Yuan

Items	Closing balance	Opening balance
Payable for construction projects	745,380,491.05	1,624,664,588.65
Payable for purchase of materials	1,620,954,204.62	1,199,997,423.78
Delivery fees payable	131,604,896.76	82,489,617.98
Payables for purchase of equipment	125,674,969.89	383,207,834.33
Utilities payable	1,739,388,459.57	1,430,077,433.40
Payable for processing and repairs	19,748,385.31	20,585,593.85
Payable for labor services	167,172,692.27	165,533,384.80
Other payables	133,257,324.40	131,081,384.60
Total	4,683,181,423.87	5,037,637,261.39

(2) Significant trade payables aged over 1 year

Unit: Yuan

Item	Closing balance	Reason for non-repayment or carrying forward
Significant trade payables aged over 1 year	859,257,680.28	It was mainly comprised of payables for purchase of equipment, payables for construction projects and payables for purchase of materials. Such payables have not been settled since the relevant projects have not yet passed acceptance.
Total	859,257,680.28	

37. Receipts in Advance

Not applicable.

38. Contract liabilities

Unit: Yuan

Items	Closing balance	Opening balance
Receipt of labour in advance	2,296,787.87	1,527,008.87
Receipt of goods in advance	174,368,744.71	301,948,741.66
Total	176,665,532.58	303,475,750.53

39. Employee emolument payable

(1) Employee emolument payable is presented as follows

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
I. Short-term emolument	263,158,949.93	831,770,039.43	746,208,800.54	348,720,188.82
II. Post-employment benefits – defined contribution plan	29,074,469.69	141,618,149.44	141,574,421.15	29,118,197.98
III. Termination benefits	12,934,353.89	2,999,072.48	3,812,124.12	12,121,302.25
Total	305,167,773.51	976,387,261.35	891,595,345.81	389,959,689.05

(2) Short-term emolument is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Salaries, bonuses, allowances and subsidies	125,633,611.83	629,645,755.21	549,036,684.84	206,242,682.20
2. Staff benefit		51,608,553.03	50,580,594.77	1,027,958.26
3. Social insurance premium	12,957,690.43	65,810,296.35	65,942,619.06	12,825,367.72
Including: Medical insurance premium	10,565,988.45	60,373,637.42	59,936,048.99	11,003,576.88
Work injury insurance premium	1,250,917.70	4,945,723.96	4,933,312.46	1,263,329.20
Maternity insurance premium	1,140,784.28	490,934.97	1,073,257.61	558,461.64
4. Housing funds	17,121,457.56	66,575,784.79	66,717,406.00	16,979,836.35
5. Labor union fund and employee education fund	92,260,243.85	12,964,937.90	10,588,324.71	94,636,857.04
6. Others	15,185,946.26	5,164,712.15	3,343,171.16	17,007,487.25
Total	263,158,949.93	831,770,039.43	746,208,800.54	348,720,188.82

(3) Defined contribution plan is presented as follows:

Unit: Yuan

Items	Opening balance	Increase during the period	Decrease during the period	Closing balance
1. Basic pension insurance	18,230,340.79	90,059,865.81	89,971,244.16	18,318,962.44
2. Unemployment insurance expenses	723,970.06	4,041,522.22	4,044,890.41	720,601.87
3. Enterprise annuity payment	10,120,158.84	47,516,761.41	47,558,286.58	10,078,633.67
Total	29,074,469.69	141,618,149.44	141,574,421.15	29,118,197.98

40. Taxes payable

Unit: Yuan

Items	Closing balance	Opening balance
Value-added tax	112,026,527.13	133,306,160.38
Corporate income tax	268,459,437.69	271,909,284.64
Individual income tax	702,657.98	4,242,372.54
Urban maintenance and construction tax	4,331,345.71	6,520,001.53
Resources tax	5,147,248.86	3,299,375.82
Environmental protection tax	10,100,585.01	7,488,090.13
Land use tax	1,146,679.10	272,758.44
Stamp duty	12,452,133.06	8,722,264.53
Property tax	526,130.01	608,323.90
Educational surcharge	2,748,565.46	3,702,998.18
Local educational surcharge	1,832,376.93	2,468,665.48
Other taxes	808,922.72	296,361.22
Total	420,282,609.66	442,836,656.79

41. Other payables

Unit: Yuan

Items	Closing balance	Opening balance
Interest payable	10,114,362.16	8,659,291.70
Dividends payable		78,382,851.00
Other payables	268,966,184.47	320,473,849.10
Total	279,080,546.63	407,515,991.80

(1) Interest payable

Unit: Yuan

Items	Closing balance	Opening balance
Interest on long-term borrowings with interest payments by instalment and principal payments at due date	10,114,362.16	8,659,291.70
Total	10,114,362.16	8,659,291.70

(2) Dividends payable

Unit: Yuan

Items	Closing balance	Opening balance
Dividends on ordinary stocks		78,382,851.00
Total		78,382,851.00

(3) Other payables

1) Disclosure of other payables by nature

Unit: Yuan

Items	Closing balance	Opening balance
Borrowings	79,000,000.00	78,996,900.00
Deposit	60,495,716.01	83,995,897.00
Payables for Party building funds	27,461,318.35	23,828,566.54
Payables for construction quality guarantee deposit	2,207,649.94	122,000.00
Payables for equity acquisition	119,782.23	119,782.23
Other withholdings	99,681,717.94	133,410,703.33
Total	268,966,184.47	320,473,849.10

2) Other significant payables aged over 1 year

Unit: Yuan

Item	Closing balance	Reason for non-repayment or carrying forward
Significant other payables aged over 1 year	42,659,561.73	Mainly include deposits and other payments received on behalf of customers, which have not yet been settled
Total	42,659,561.73	

42. Liabilities held for sale

Not applicable.

43. Non-current liabilities due within one year

Unit: Yuan

Item	Closing balance	Opening balance
Long-term borrowings due within one year	1,144,800,000.00	305,100,000.00
Long-term payables due within one year		104,022,831.47
Lease liabilities due within one year	6,979,578.98	6,754,068.89
Other long-term liabilities due within one year	35,000,000.00	45,000,000.00
Total	1,186,779,578.98	460,876,900.36

44. Other current liabilities

Unit: Yuan

Item	Closing balance	Opening balance
Value-added tax from receipt of goods in advance	22,966,519.23	40,964,324.44
Total	22,966,519.23	40,964,324.44

45. Long-term borrowings

(1) Classification of long-term borrowings

Unit: Yuan

Item	Closing balance	Opening balance
Mortgage borrowings	141,500,000.00	148,000,000.00
Guaranteed borrowings	700,000,000.00	1,214,550,000.00
Credit loans	5,479,500,000.00	5,609,600,000.00
Less: long-term borrowing due within one year	-1,144,800,000.00	-305,100,000.00
Total	5,176,200,000.00	6,667,050,000.00

Other explanation, including the range of interest rate: As at 30 June 2022, the interest rates of the long-term borrowings range from 1.2% to 3.9%.

46. Bonds payables

Not applicable.

47. Lease liabilities

Unit: Yuan

Item	Closing balance	Opening balance
Lease liabilities	10,890,880.01	11,876,176.69
Less: non-current liabilities due within one year	-6,979,578.98	-6,754,068.89
Total	3,911,301.03	5,122,107.80

48. Long-term payables

Unit: Yuan

Item	Closing balance	Opening balance
Long-term payables		296,728.41
Special payables	990,000.00	990,000.00
Total	990,000.00	1,286,728.41

(1) Classification of long-term payables by nature

Unit: Yuan

Item	Closing balance	Opening balance
Finance lease borrowings		104,319,559.88
Engineering equipment payment		
Less: long-term payables due within one year		-104,022,831.47
Total		296,728.41

(2) Special payables

Unit: Yuan

Item	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Special payables	990,000.00			990,000.00	
Total	990,000.00			990,000.00	

49. Long-term staff salaries payable

(1) Table for long-term staff salaries payable

Unit: Yuan

Item	Closing balance	Opening balance
II. Termination benefits	45,307,200.80	56,608,672.53
Less: portion to be paid within one year	-7,251,608.27	-12,934,353.89
Total	38,055,592.53	43,674,318.64

(2) Changes in defined benefit plan

Not applicable.

50. Estimated liabilities

Unit: Yuan

Item	Closing balance	Opening balance	Reasons
Estimated reclamation fees	6,835,364.42	6,301,765.49	Mining of bauxite
Waste residue disposal fees	80,265,016.63	105,807,673.10	Production of electrolytic aluminum
Compensation for electricity fees	159,343.00	16,216,502.82	Expected future compensation payments due to delayed electricity usage for the hydropower aluminum project.
Total	87,259,724.05	128,325,941.41	

51. Deferred income

Unit: Yuan

Item	Opening balance	Increase during the current period	Decrease during the current period	Closing balance	Reasons
Government grants	211,826,867.30	23,773,941.68	7,205,780.77	228,395,028.21	Asset-related government grants and government grants that are used to compensate costs or losses in subsequent periods.
Total	211,826,867.30	23,773,941.68	7,205,780.77	228,395,028.21	

Projects involving government grants:

Unit: Yuan

Liability items	Opening balance	Amount of increase in subsidies during the current period	Amount included in non-operating income during the period	Amount charged to other income during the period	Amount of offsetting costs and expenses for the period	Other changes	Closing balance	Assets related/ Income related
Subsidies for aluminum project infrastructure	131,885,196.15	3,300,000.00		2,116,748.10	300,000.00		132,768,448.05	Assets related
R&D subsidies	21,077,309.22	7,484,310.18		698,465.73			27,863,153.67	Income related
Special subsidies for industry leaders	4,785,286.25			96,190.48	99,412.99		4,589,682.78	Income related
Subsidies for industry development	7,000,000.00	11,823,687.00		1,823,687.00			17,000,000.00	Income related
Other items	47,079,075.68	1,165,944.50		1,512,613.97	558,662.50		46,173,743.71	Assets related
Total	211,826,867.30	23,773,941.68		6,247,705.28	958,075.49		228,395,028.21	

52. Other non-current liabilities

Unit: Yuan

Item	Closing balance	Opening balance
Special payables – state funds for the demonstration project of environmental protection technology for recycling of aluminum ash	8,000,000.00	8,000,000.00
Total	8,000,000.00	8,000,000.00

53. Share capital

Unit: Yuan

	Opening balance	Increase/decrease (+/-) Issue of new shares	Bonus issue	Reserve funds converting into share capital	Others	Sub-total	Closing balance
Total shares	3,467,957,405.00						3,467,957,405.00

54. Other equity instruments

Not applicable.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

55. Capital reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Capital premium (share premium)	10,496,995,779.48			10,496,995,779.48
Other capital reserve	186,077,269.33		1,560,000.00	184,517,269.33
Total	10,683,073,048.81		1,560,000.00	10,681,513,048.81

Other explanations (including explanations on increase/decrease in the amount during the current period and the reasons therefor): The decrease in other capital reserve arose from the withdrawal of "Water/electricity/heat supply and property management" offered by Wenshan Finance Bureau from Yunnan Wenshan. The separation and transfer of "Water/electricity/heat supply and property management" refers to a policy that the state-owned enterprises separate the functions of water, electricity, heat supply and property management in the residential areas of families of the employees from the state-owned enterprises and transfer that to the non-governmental professional unit for management.

56. Treasury stocks

Not applicable.

57. Other comprehensive income

Unit: Yuan

Items	Opening balance	Amount incurred during the period: Amount incurred before income tax for the period	Less: transfer from other comprehensive income in prior period to profit or loss in current period	Less: transfer from other comprehensive income in prior period to retained earnings in current period	Less: Income tax expense	Attributable to the parent company after taxation	Attributable to minority shareholders after taxation	Closing balance
I. Other comprehensive incomes that cannot be reclassified into profit or loss	-43,734,108.99	-6,576,548.95				-6,576,548.95		-50,310,657.94
Changes in fair value of other equity instrument investments	-43,734,108.99	-6,576,548.95				-6,576,548.95		-50,310,657.94
II. Other comprehensive income which will be reclassified into profit and loss	-481,095.10	2,510,034.15				2,510,034.15		2,028,939.05
Difference arising from translation of financial statements in foreign currencies	-481,095.10	2,510,034.15				2,510,034.15		2,028,939.05
Total other comprehensive income	-44,215,204.09	-4,066,514.80				-4,066,514.80		-48,281,718.89

58. Special reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Funds for production safety	136,758,288.15	71,852,884.00	49,803,454.98	158,807,717.17
Total	136,758,288.15	71,852,884.00	49,803,454.98	158,807,717.17

59. Surplus reserve

Unit: Yuan

Items	Opening balance	Increase during the current period	Decrease during the current period	Closing balance
Statutory surplus reserve	375,730,864.95			375,730,864.95
Discretionary surplus reserve	76,973,977.61			76,973,977.61
Total	452,704,842.56			452,704,842.56

60. Undistributed profits

Unit: Yuan

Items	For the current period	For the previous period
Undistributed profits at the end of the previous period before adjustment	3,495,042,399.53	298,516,215.92
Adjustment to total undistributed profit at the beginning of the period (increase +, decrease -)	14,034,424.27	
Undistributed profit as at the beginning of the period after adjustments	3,509,076,823.80	298,516,215.92
Add: net profit attributable to owners of the parent company for the period	2,665,123,301.00	3,319,026,414.54
Less: Appropriation of statutory surplus reserve		-107,659,430.93
Dividends payable on common stock	-388,821,696.84	
Others		-2,774,628.07
Add: Transfer from other comprehensive income		-12,066,171.93
Undistributed profit as at the end of the period	5,785,378,427.96	3,495,042,399.53

Breakdown of adjustment to undistributed profit at the beginning of the period: The change in accounting policy affected undistributed profit of RMB16,279,968.71 at the beginning of the period.

61. Operating revenue and operating cost

Unit: Yuan

Items	Amount for the current period		Amount for the previous period	
	Revenue	Cost	Revenue	Cost
Main business	24,644,659,205.46	20,310,411,180.74	21,814,432,686.60	17,702,476,060.85
Other business	141,047,119.40	117,391,151.32	97,704,686.28	63,633,378.11
Total	24,785,706,324.86	20,427,802,332.06	21,912,137,372.88	17,766,109,438.96

Revenue-related information:

Items	Amount for the year (Yuan)
Sales of goods	24,732,337,382.98
Provision of services	51,827,457.02
Sub-total	24,784,164,840.00
Rental income	1,541,484.86
Total	24,785,706,324.86

Unit: Yuan

Contract classification	Alumina sector	Primary aluminum sector	Trade and other sectors	Elimination among sectors	Total
Income category					
Including:					
Sales of goods	868,308,908.73	53,273,074,731.46	4,743,975,977.28	-34,153,022,234.49	24,732,337,382.98
Provision of service			1,137,654,817.56	-1,085,827,360.54	51,827,457.02
Total	868,308,908.73	53,273,074,731.46	5,881,630,794.84	-35,238,849,595.03	24,784,164,840.00
By region of operation					
Including:					
Domestic	868,308,908.73	52,874,534,280.10	5,881,630,794.84	-35,238,849,595.03	24,385,624,388.64
International		398,540,451.36			398,540,451.36
Total	868,308,908.73	53,273,074,731.46	5,881,630,794.84	-35,238,849,595.03	24,784,164,840.00
Classification by the time of commodity transfer					
Including:					
Recognition of revenue at a point in time	868,308,908.73	53,273,074,731.46	4,743,975,977.28	-34,153,022,234.49	24,732,337,382.98
Recognition of revenue over a period of time			1,137,654,817.56	-1,085,827,360.54	51,827,457.02
Total	868,308,908.73	53,273,074,731.46	5,881,630,794.84	-35,238,849,595.03	24,784,164,840.00

Information related to performance obligations:

The following table presents the amount of revenue recognised in the current reporting period and included in contract liabilities at the beginning of the reporting year:

Unit: Yuan

	January – June 2022
Recognised revenue included in contract liabilities at the beginning of the year:	
– Product sales	301,952,120.42
– Others	1,523,630.11
Total	303,475,750.53

A summary of the Company's performance obligations is as follows:

Product sales: except for most customers, who usually require payment in advance, performance obligations are usually deemed to be satisfied upon delivery of the product, and payment terms are generally agreed to be within 30 days upon delivery of the product. Product sales are usually completed within a very short period of time and performance obligations are mostly satisfied within one year or less.

Provision of services: As services are provided, performance obligations are fulfilled over time and payment is usually received upon completion of the related services.

Information regarding the expected recognition of revenue for the remaining performance obligations under the contract (contracts have been entered into but revenue has not been recognised as of the end of June 2022).

Unit: Yuan

	Within one year	Over one year
Sales of goods	20,349,936,696.52	503,345.10
Other	2,361,544.20	85,809.81
Total	20,352,298,240.72	589,154.91

The amount of revenue corresponding to performance obligations that have been contracted but not yet performed or completed at the end of the reporting period is estimated based on the estimated selling price of RMB20,352,887,395.63, of which RMB20,352,298,240.72 is expected to be recognised as revenue in 2022 and RMB589,154.91 is expected to be recognised as revenue in 2023. The actual situation will be affected by factors such as fluctuations in the price of aluminum commodities.

Information related to the transaction price appropriated to the remaining performance obligations:

The amount of revenue corresponding to performance obligations that have been contracted for but not yet performed or completed at the end of the reporting period was RMB20,206,289,258.00, of which RMB20,205,700,103.09 is expected to be recognised as revenue in 2022 and RMB589,154.91 is expected to be recognised as revenue in 2023.

62. Taxes and surcharges

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Urban maintenance and construction tax	29,239,419.70	18,237,745.00
Educational surcharges	28,157,718.32	17,380,613.21
Resource tax	29,257,821.61	25,891,525.14
Property tax	28,796,242.62	31,445,165.67
Land use tax	16,042,914.19	16,183,640.20
Vehicle and vessel use tax	128,150.42	91,578.54
Stamp duty	28,991,764.53	26,252,087.63
Environmental protection tax	18,088,981.35	20,698,177.60
Other taxes		3,509,022.56
Total	178,703,012.74	159,689,555.55

63. Selling expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Employment emolument	17,988,544.87	15,727,395.11
Warehousing and custodian expense	8,026,851.88	8,701,754.43
Others	8,431,876.43	5,478,008.31
Total	34,447,273.18	29,907,157.85

64. Administrative expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Repair charges	22,514,559.55	14,788,363.74
Employee emolument	163,648,646.68	180,779,056.10
Depreciation charges	23,837,570.92	31,578,161.03
Amortisation of intangible assets	16,959,810.31	18,101,311.98
Office expenses	2,321,519.83	4,407,569.41
Party construction expenses	5,141,784.12	3,427,562.52
Utilities	3,033,463.70	4,869,878.53
Insurance premium	3,251,279.19	3,467,608.03
Others	102,252,824.30	98,821,783.22
Total	342,961,458.60	360,241,294.56

65. Research and development expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Research and development cost	43,186,510.47	22,908,308.55
Total	43,186,510.47	22,908,308.55

66. Finance costs

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Interest expenses	169,993,246.14	303,739,706.07
Less: capitalised interest expenses		
Expensed interest expenses	169,993,246.14	303,739,706.07
Less: discount directly used to offset finance costs		
Less: interest income	23,558,723.74	13,727,254.56
Foreign exchange loss (gain is represented by "-")	-3,605,573.99	950,053.59
Others	3,716,863.08	5,382,106.91
Total	146,545,811.49	296,344,612.01

67. Other income

Unit: Yuan

Source of other income	Amount for the current period	Amount for the previous period
Technical research projects	4,093,386.47	1,750,000.02
Special government grants	10,679,674.83	3,944,897.64
Subsidies for guaranteeing employment	4,105,856.36	225,000.00
Others	2,285,689.68	4,930,536.82
Total	21,164,607.34	10,850,434.48

68. Investment income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Income from long-term equity investments measured under equity method	65,610,784.81	-7,848,662.25
Others		63,051.83
Total	65,610,784.81	-7,785,610.42

69. Gain from net exposure hedges

Not applicable.

70. Gain arising from the changes in fair value

Not applicable.

71. Credit impairment losses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Bad debt losses of other receivables	-476,566.62	-263,378.94
Bad debt losses on accounts receivable	159,165.16	244,037.45
Total	-317,401.46	-19,341.49

72. Credit impairment losses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
II. Inventory impairment losses and impairment losses of contract performance cost	-2,976,153.33	-9,289,206.22
V. Impairment losses of fixed assets		-335,858,489.71
VII. Impairment losses of construction in progress		-43,500,000.00
X. Impairment losses of intangible assets		-113,100,003.26
Total	-2,976,153.33	-501,747,699.19

73. Gains on disposal of assets

Unit: Yuan

Source of gain on disposal of assets	Amount for the current period	Amount for the previous period
Gain on disposal of non-current assets (loss is represented by "-")	95,300.29	2,213,610.65
Including: gain on disposal of fixed assets (loss is represented by "-")	95,300.29	2,213,610.65
Gain on disposal of intangible assets (loss is represented by "-")		
Total	95,300.29	2,213,610.65

74. Non-operating income

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
Gain from debt restructuring	73,099.00	80,939.36	73,099.00
Others	2,551,799.11	1,491,114.05	2,551,799.11
Total	2,624,898.11	1,572,053.41	2,624,898.11

75. Non-operating expenses

Unit: Yuan

Items	Amount for the current period	Amount for the previous period	Amount included in non-recurring profit or loss for the current period
External donation	30,000.00	62,851.39	30,000.00
Others	392,270.23	554,965.94	392,270.23
Total	422,270.23	617,817.33	422,270.23

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

76. Income tax expenses

(1) Income tax expenses table

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Current income tax expenses	517,468,663.61	338,275,634.71
Deferred income tax expenses	38,231,132.48	583,670.31
Total	555,699,796.09	338,859,305.02

(2) Reconciliations between accounting profit and income tax expenses

Unit: Yuan

Items	Amount for the current period
Total profit	3,697,839,691.85
Income tax expenses calculated at statutory/applicable tax rate	554,675,953.78
Effect of different tax rates applied by subsidiaries	1,725,332.16
Effect of adjustments to income taxes of prior periods	1,449,975.22
Effect of income not subject to tax	-1,146,795.50
Effect of costs, expenses and losses not deductible for tax purpose	18,782,567.26
Effect of deductible losses on the use of deferred income tax assets not recognised in prior periods	-21,000,442.70
Effect of deductible temporary differences or deductible losses on deferred income tax assets not recognised in the period	1,213,205.87
Income tax expenses	555,699,796.09

77. Other comprehensive income

Please refer to Note 57 for details.

78. Items of statement of cash flows

(1) Other cash received relating to operating activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Government grants	41,545,567.47	8,875,535.80
Deposits	20,979,646.00	76,833,258.38
Interest income	22,237,178.20	13,395,325.31
Insurance claim payment	100,148.94	1,317,193.64
Others	40,214,517.10	103,970,746.67
Total	125,077,057.71	204,392,059.80

(2) Other cash paid relating to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Outflow of current accounts	57,576,915.72	58,352,981.63
Insurance premium	3,361,439.87	4,397,000.26
Payment of deposits such as notes and letter of credit	51,402,013.63	100,191,410.37
Integrated service fees and housing rental fee	177,322.50	533,099.40
Audit, valuation and other fees	120,378.25	220,317.39
Bank charges	983,419.48	993,141.76
Donations for poverty alleviation	–	43,520.00
Entertainment expenses	876,948.71	618,348.65
Others	40,323,135.44	29,267,964.73
Total	154,821,573.60	194,617,784.19

(3) Other cash received relating to investing activities

No

(4) Other cash paid relating to investing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Refund of the security risk deposit from the construction party	25,000.00	71,632.00
Project warranty		350,000.00
Total	25,000.00	421,632.00

(5) Other cash received related to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Finance lease payment		4,500,000.00
Finance lease security		
Temporary borrowings	50,000,000.00	
Total	50,000,000.00	4,500,000.00

(6) Other cash paid relating to financing activities

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Finance lease fee	116,156,614.27	536,287,148.19
Charges for invoicing, issuing and factoring		3,258.86
Operating lease fee	2,683,324.00	
Repayment of temporary borrowings	50,000,000.00	619,722.22
Total	168,839,938.27	536,910,129.27

79. Supplementary information to cash flow statement

(1) Supplementary information to the cash flow statement

Unit: Yuan

Supplementary information	Amount for the period	Amount for the previous period
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	3,142,139,895.76	2,442,543,330.49
Add: provision for asset impairment	3,293,554.79	501,767,040.68
Depreciation of fixed assets, depreciation of oil and gas assets, depreciation of productive biological assets	820,763,751.21	867,222,532.45
Depreciation of right-of-use assets	50,797,814.20	2,504,796.13
Amortisation of intangible assets	39,902,331.00	43,770,194.61
Amortisation of long-term pre-paid expenses	1,534,067.72	3,210,875.72
Loss on disposal of fixed assets, intangible assets and other long-term assets (gain is represented by "-")	-95,300.29	-2,213,610.65
Losses on retirement of fixed assets (gain is represented by "-")		103,086.57
Loss on changes in fair value (gain is represented by "-")		
Financial expenses (gain is represented by "-")	169,993,246.14	304,685,930.39
Investment loss (gain is represented by "-")	-65,610,784.81	7,785,610.42
Decrease in deferred tax assets (increase is represented by "-")	-115,851,224.86	-1,647,418.29
Increase in deferred tax liabilities (decrease is represented by "-")	16,986,709.70	3,325,198.47
Decrease in inventories (increase is represented by "-")	-1,250,450,449.79	55,688,805.66
Decrease in operating receivables (increase is represented by "-")	149,209,043.03	-94,591,340.63
Increase in operating payables (decrease is represented by "-")	187,937,646.53	8,128,986.78
Others		
Net cash flows from operating activities	3,150,550,300.33	4,142,284,018.80
2. Significant investing and financing activities not involving cash receipts and payments:		
Conversion of debt into capital		
Convertible bonds due within one year		
Fixed assets under finance lease		
3. Net changes in cash and cash equivalents:		
Closing balance of cash	1,752,537,786.29	774,673,704.33
Less: opening balance of cash	1,546,397,767.05	541,354,547.24
Add: closing balance of cash equivalents		
Less: opening balance of cash equivalents		
Net increase in cash and cash equivalents	206,140,019.24	233,319,157.09

(2) Net cash paid for acquisition of subsidiaries during the period

Not applicable.

(3) Net cash received from disposal of subsidiaries during the period

Not applicable.

(4) Composition of cash and cash equivalent

Unit: Yuan

Items	Closing balance	Opening balance
I. Cash	1,752,537,786.29	1,546,397,767.05
Including: Cash on hand	16,089.02	28,157.31
Bank deposits readily available for payment	1,752,521,697.27	1,546,369,609.74
III. Closing balance of cash and cash equivalents	1,752,537,786.29	1,546,397,767.05
Including: Use of restricted cash and cash equivalents by the parent company or subsidiaries within the Group	103,989,260.21	76,240,450.29

80. Notes to the statement of changes in equity

Not applicable.

81. Assets with restricted ownership or use rights

Unit: Yuan

Items	Closing carrying amount	Reason for restriction
Monetary funds	103,989,260.21	*Note 1:*
Intangible assets	53,811,023.59	*Note 2:*
Total	157,800,283.80	

Other explanation:

Note 1: As at 30 June 2022, the Company's monetary funds subject to the restriction of ownership and use rights amounted to RMB103,989,260.21. (Including land reclamation deposit of RMB76,989,260.21 and bank draft and letter of credit deposit of RMB27,000,000)

Note 2: As at 30 June 2022, the Company obtained long-term loans of RMB141,500,000 secured by land use rights with a carrying amount of RMB53,811,023.59.

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

82. Foreign currency monetary items

(1) Foreign currency monetary items

Unit: Yuan

Items	Closing balance of foreign currency	Exchange rate	Closing balance converted into Renminbi
Monetary funds			
Including: USD	915,856.67	6.7114	6,146,680.45
EUR			
HKD	5,193,973.81	0.8554	4,442,766.67
AUD	129.67	4.6145	598.36
Trade receivables			75,079,591.05
Including: USD	11,028,627.30	6.7114	74,017,529.26
EUR	8,618.95	7.0084	60,405.04
HKD			
AUD	217,306.64	4.6145	1,002,761.49
Other receivables			
Including: USD	5,134,657.67	6.7114	34,460,741.48
EUR			
HKD			
AUD	412,848.99	4.6145	1,905,091.66

Other explanation: the above-mentioned foreign currencies in the foreign currency monetary items refer to all currencies except Renminbi.

(2) Description of overseas business entities, including important overseas business entities, shall disclose their main overseas business places, recording currency and selection basis, and shall disclose the reasons for any change in the recording currency.

☐ Yes ☑ No

83. Hedging

Not applicable.

84. Government grants

(1) Basic information of government grants

Unit: Yuan

Category	Amount	Presentation item	Amount included in current profit or loss
R&D subsidies	13,736,910.18	Deferred income/other income	6,845,510.18
Production and operation subsidy incentives	927,720.00	Other income	927,720.00
Financial support funds	331,000.00	Other income	331,000.00
Industrial development grant	13,823,687.00	Deferred income/other income	3,823,687.00
Subsidies for guaranteeing employment	4,688,322.73	other income	4,688,322.73
Others	5,183,203.83	Deferred income/other income	1,883,203.83
Total	38,690,843.74		18,499,443.74

(2) Refund of government grants

☐ Yes ☑ No

85. Others

Not applicable.

VIII. CHANGES IN THE SCOPE OF CONSOLIDATION

Not applicable.

IX. INTERESTS IN OTHER ENTITIES

1. Interests in subsidiaries

(1) Composition of the Group

Name of subsidiary	Principal place of business	Place of registration	Nature of business	Percentage of shareholding Direct	Percentage of shareholding Indirect	Acquisition method
Yunnan Yunlv Yongxin Aluminum Co., Ltd.	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	67.33%		Establishment via capital contribution
Yunnan Yunlv Runxin Aluminum Co., Ltd.	Gejiu, Yunnan	Gejiu, Yunnan	Manufacturing	70.14%		Business combination not under common control
Yunnan Wenshan Aluminum Co., Ltd.	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing	100.00%		Business combination not under common control
Yunnan Yunlv Zexin Aluminum Co., Ltd.	Yunnan Fuyuan	Yunnan Fuyuan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Aluminum International Company Limited (雲鋁國際有限公司)	Hong Kong	Hong Kong	Trading	100.00%		Establishment via capital contribution
Yunnan Yunlv Leixin Aluminum Co., Ltd. (雲南雲鋁瀝鑫鋁業有限公司)	Lijiang, Yunnan	Lijiang, Yunnan	Manufacturing	60.00%		Establishment via capital contribution
Yunnan Yunlv Hongxin Aluminum Co., Ltd. (雲南雲鋁泓鑫鋁業有限公司)	Dehong, Yunnan	Dehong, Yunnan	Manufacturing	70.00%		Establishment via capital contribution
Yunnan Huaping Fengxin Electric Power Development Co., Ltd (雲南華坪灃鑫電力開發有限公司)	Huaping, Yunnan	Huaping, Yunnan	Manufacturing	51.00%		Establishment via capital contribution
Yunnan Yuanxin Charcoal Co., Ltd.	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Haoxin Aluminum Foil Co., Ltd.	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Business combination under common control
Yunnan Yunlv Huixin Trade Co., Ltd.	Kunming, Yunnan	Kunming, Yunnan	Business	51.00%		Establishment via capital contribution
Heqing Yixin Aluminum Co., Ltd.	Heqing, Yunnan	Heqing, Yunnan	Manufacturing	59.97%		Business combination not under common control
Yunnan Yunlv Haixin Aluminum Co., Ltd.	Zhaotong, Yunnan	Zhaotong, Yunnan	Manufacturing	80.40%		Capital increase and share expansion
Yunnan Yunlv Luyuan Engineering Technology Co., Ltd.	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Qujing Yunal Ganxin Aluminum Co., Ltd	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	94.35%		Business combination not under common control
Yunnan Runmai New Energy Vehicle Co., Ltd. (雲南潤邁新能源車業有限公司)	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	50.00%		Establishment via capital contribution
Yunnan Yunlv Logistics Investment Co., Ltd	Kunming, Yunnan	Kunming, Yunnan	Manufacturing	100.00%		Establishment via capital contribution
Yunnan Yaneng Carbon Asset Management Co., Ltd. (雲南亞能碳資產管理有限公司)	Kunming, Yunnan	Kunming, Yunnan	Trading	41.00%		Establishment via capital contribution
Yunnan Yongshun Aluminum Co., Ltd.	Jianshui, Yunnan	Jianshui, Yunnan	Manufacturing		51.00%	Establishment via capital contribution

Description of the percentage of shareholding in subsidiaries different from the percentage of voting rights:

Basis for holding half or less of the voting rights but still controlling the investee, and for holding more than half of the voting rights but not controlling the investee:

For significant structured entities included in the scope of consolidation, the basis of control:
Basis for determining whether a company is an agent or a principal:

Other description:

(2) Significant non-wholly-owned subsidiaries

Unit: Yuan

Name of subsidiary	Shareholdings of minority shareholders	Profit or loss attributable to minority shareholders during the period	Dividends declared to minority shareholders during the current period	Closing balance of minority interests
Yunnan Yunlv Yongxin Aluminum Co., Ltd.	32.67%	148,270,732.33		658,507,438.47
Yunnan Yunlv Runxin Aluminum Co., Ltd.	29.86%	91,737,674.64		332,725,219.88
Yunnan Yunlv Haixin Aluminum Co., Ltd.	19.60%	134,653,674.80		601,261,899.54
Heqing Yixin Aluminum Co., Ltd.	40.03%	119,086,023.12		1,500,778,752.62

(3) Main financial information of significant non-wholly-owned subsidiaries

Unit: Yuan

Name of subsidiary	Closing balance						Opening balance					
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities
Yunnan Yunlv Yongxin Aluminum Co., Ltd.	449,871,708.09	2,109,857,154.25	2,559,728,862.34	645,334,770.49	63,070,870.13	708,405,640.62	305,642,825.20	2,221,047,970.19	2,526,690,795.39	1,006,075,246.06	67,296,585.28	1,073,371,831.34
Yunnan Yunlv Runxin Aluminum Co., Ltd.	366,623,152.39	1,673,463,229.15	2,040,086,381.54	934,780,255.78	17,961,987.99	952,742,243.77	232,634,219.65	1,755,008,454.03	1,987,642,673.68	1,159,876,929.60	20,707,655.57	1,180,584,585.17
Yunnan Yunlv Haixin Aluminum Co., Ltd.	751,185,714.75	5,487,641,221.75	6,238,826,936.50	1,936,216,495.77	1,196,681,898.69	3,132,898,394.46	521,475,070.58	5,586,818,411.69	6,108,293,482.27	2,222,364,870.56	1,393,884,880.73	3,616,249,751.29
Heqing Yixin Aluminum Co., Ltd.	542,288,865.27	4,025,415,068.96	4,567,703,934.23	596,354,100.57	233,613,443.69	829,967,544.26	466,035,586.56	4,146,768,532.32	4,612,804,118.88	716,266,791.43	450,325,655.85	1,166,592,447.28

Unit: Yuan

Name of subsidiary	Amount for the current period Revenue	Net profit	Total comprehensive income	Cash flows from operating activities	Amount for the previous period Revenue	Net profit	Total comprehensive income	Cash flows from operating activities
Yunnan Yunlv Yongxin Aluminum Co., Ltd.	3,296,321,120.79	392,826,468.62	392,826,468.62	107,623,828.83	2,752,371,851.43	272,287,093.84	272,287,093.84	70,173,644.27
Yunnan Yunlv Runxin Aluminum Co., Ltd.	2,308,128,622.93	277,076,921.01	277,076,921.01	11,767,911.91	1,991,884,260.25	85,713,187.44	85,713,187.44	-7,399,864.58
Yunnan Yunlv Haixin Aluminum Co., Ltd.	5,257,767,849.98	612,030,755.47	612,030,755.47	475,287,190.88	2,977,067,481.33	437,448,252.22	437,448,252.22	1,241,862,374.83
Heqing Yixin Aluminum Co., Ltd.	2,758,409,529.79	292,476,621.91	292,476,621.91	287,806,856.84	3,407,559,092.72	515,609,609.71	515,609,609.71	425,470,881.65

(4) Significant restrictions on the use of assets and repayment of debts of the Group

Not applicable.

(5) Financial support or other support provided to structured entities included in the scope of consolidated financial statements

Not applicable.

2. Transactions in which the share of owner's equity in the subsidiary changes and remains the controls over subsidiary

Not applicable.

3. Interests in joint arrangements or associates

(1) Significant joint ventures or associates

Name of joint ventures or associates	Principal place of business	Place of registration	Nature of business	Shareholdings Direct	Shareholdings Indirect	Accounting treatment method of investments in joint ventures or associates
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	22.01%		Equity method
Yunnan Tianye Chemical Co., Ltd. (雲南天冶化工有限公司)	Wenshan, Yunnan	Wenshan, Yunnan	Manufacturing		30.00%	Equity method
Yunnan Sunstone Yunnan Aluminum Carbon Material Co., Ltd. (雲南索通雲鋁炭材料有限公司)	Qujing, Yunnan	Qujing, Yunnan	Manufacturing	35.00%		Equity method

(2) Main financial information of significant joint ventures

Not applicable.

(3) *Main financial information of significant associates*

Unit: Yuan

	Closing balance/Amount for the current period			Opening balance/Amount for the previous period		
	Yunnan Metallurgical	Tianye Chemical	Yunnan Suotong	Yunnan Metallurgical	Tianye Chemical	Yunnan Suotong
Current assets	173,355,021.93	160,272,090.37	2,117,088,929.05	174,427,517.28	188,796,577.80	1,426,109,858.39
Non-current assets	54,627,534.39	1,021,299,674.38	1,677,628,400.10	55,055,607.00	1,060,111,471.64	1,365,635,322.97
Total assets	227,982,556.32	1,181,571,764.75	3,794,717,329.15	229,483,124.28	1,248,908,049.44	2,791,745,181.36
Current liabilities	26,647,762.00	593,417,942.52	1,619,893,192.52	28,255,856.04	634,810,872.25	1,559,682,372.88
Non-current liabilities	6,484,884.53	217,243,822.04	1,383,293,000.00	7,192,083.29	264,326,961.59	710,058,900.00
Total liabilities	33,132,646.53	810,661,764.56	3,003,186,192.52	35,447,939.33	899,137,833.84	2,269,741,272.88
Minority interests						
Equity attributable to shareholders of the parent company	194,849,909.79	370,910,000.19	791,531,136.63	194,035,184.95	349,770,215.60	522,003,908.48
Share of net asset in proportion to shareholding	42,886,465.14	111,273,000.06	277,035,897.82	42,707,144.21	104,931,064.68	182,701,367.97
Carrying value of the equity investment in associates	43,810,003.66	112,065,641.15	222,976,530.74	43,845,084.87	106,059,481.23	165,599,890.80
Operating revenue	37,423,018.60	541,272,064.85	1,931,925,765.48	29,945,733.98	353,764,013.13	
Net profit	314,693.11	22,712,440.73	174,253,395.11	190,587.38	29,673,514.70	29,673,514.70
Net profit from discontinued operation						
Other comprehensive income						
Total comprehensive income	314,693.11	22,712,440.73	173,741,028.96	190,587.38	29,673,514.70	2,990,427.91
Dividends received from associates during the year.						

Other explanation: Based on the amount attributable to the parent company in the consolidated financial statements of the associates, Yunnan Aluminum calculates the share of assets in proportion to its shareholding. The amount in the consolidated financial statements of associates takes into account the fair value of the identifiable assets and liabilities of the associates at the time of acquisition and the impact of unified accounting policies. The assets involving in the transactions between Yunnan Aluminum and associates do not constitute businesses.

(4) *Summarised financial information of insignificant joint ventures and associates*

Unit: Yuan

	Closing balance/ Amount for the current period	Opening balance/ Amount for the previous period
Joint ventures:		
Total amount of the following items calculated in proportion to shareholding		
Associates:		
Total carrying amount of investments	93,386,275.61	91,123,209.45
Total amount of the following items calculated in proportion to shareholding		
–Net profit	2,260,655.86	1,561,080.96
–Total comprehensive income	2,260,655.86	1,561,080.96

Other explanation: Net profit and other comprehensive income have taken into account the fair value of identifiable assets and liabilities at the time of acquisition and the adjustment effect of unified accounting policies.

(5) *Description of significant restrictions on the ability of joint ventures or associates to transfer funds to the Company*

Not applicable.

(6) Excess loss incurred by joint ventures or associates

Unit: Yuan

Name of joint venture or associate	Accumulated unrecognised losses accumulated in previous period	Unrecognised losses during the current period (or share of net profits during the current period)	Accumulated unrecognised losses at the end of the current period
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧洁特种设备制造公司)	4,559,809.42		4,559,809.42

(7) Unconfirmed commitments related to investments in joint ventures

Not applicable.

(8) Contingent liabilities related to investments in joint ventures or associates

Not applicable.

4. Significant joint operations

Not applicable.

5. Interests in structured entities not included into the scope of the consolidate financial statement

Not applicable.

6. Others

X. RISKS RELATED TO FINANCIAL INSTRUMENTS

Yunnan Aluminum's operating activities expose it risks primarily associated with financial instruments, which include market risk (primarily foreign exchange risk, interest rate risk and other price risk), credit risk and liquidity risk. The above financial risks and the risk management policies adopted by Yunnan Aluminum to mitigate these risks are as follows:

The Board is responsible for planning and establishing Yunnan Aluminum's risk management structure, formulating Yunnan Aluminum's risk management policies and relevant guidelines, and supervising the implementation of risk management measures. Yunnan Aluminum has established risk management policies to identify and analyse the risks faced by Yunnan Aluminum. The policies clearly stipulate specific risks, covering various aspects such as market risk, credit risk and liquidity risk management. Yunnan Aluminum regularly evaluates changes in the market environment and Yunnan Aluminum's operating activities to determine whether to update the risk management policies and systems. Yunnan Aluminum's risk management is carried out by the management of the company under policies approved by the Board of Directors. Related business departments of the company identify, evaluate and mitigate relevant risks through close cooperation. Yunnan Aluminum's internal audit department conducts regular reviews on risk management controls and procedures and reports the audit results to Yunnan Aluminum's Audit Committee.

1. Market risk

(1) Foreign exchange exposure

Yunnan Aluminum's main operations are located in the PRC and its main businesses are settled in Renminbi. Yunnan Aluminum is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies (primarily denominated in USD and HKD). Yunnan Aluminum continuously monitors the scale of Yunnan Aluminum's foreign currency transactions and foreign currency assets and liabilities to minimise the foreign exchange risk.

(2) Interest rate risk

Yunnan Aluminum's interest rate risk mainly arises from long-term interest-bearing borrowings such as long-term bank borrowings and long-term payables. Financial liabilities at floating rates expose Yunnan Aluminum to cash flow interest rate risk, and financial liabilities at fixed rates expose Yunnan Aluminum to fair value interest rate risk. Yunnan Aluminum determines the relative proportions of fixed rate and floating rate contracts based on the prevailing market conditions.

Yunnan Aluminum continuously monitors the interest rate level of Yunnan Aluminum. Increases in interest rates will increase the cost of new interest-bearing borrowings and the interest expenses with respect to Yunnan Aluminum's outstanding floating rate interest-bearing borrowings, and therefore could have a material adverse effect on Yunnan Aluminum's results of operations. The management makes adjustments timely with reference to the latest market conditions. Such adjustments may result from interest rate swap arrangements to mitigate interest rate risk.

(3) Other price risk

Yunnan Aluminum's other price risk mainly arises from various investments in equity instruments, which are exposed to the risk of changes in the price of equity instruments.

2. Credit risk

Yunnan Aluminum's credit risk mainly arises from cash at bank and on hand, notes receivables, trade receivables, receivables financing and other receivables. The carrying amounts of Yunnan Aluminum's financial assets represent the maximum exposure to credit risk at the balance sheet date.

Yunnan Aluminum expects that there is no significant credit risk associated with cash at bank and on hand since they are deposited at state-owned banks and other medium or large sized listed banks with good reputation and high credit ratings. Management does not expect that there will be any significant losses from non-performance by these banks.

In addition, Yunnan Aluminum has policies to control the credit risk exposure of notes receivables, trade receivables, receivables financing and other receivables. Yunnan Aluminum assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. Yunnan Aluminum regularly monitors the credit history of its customers. For customers with a poor credit history, Yunnan Aluminum will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of Yunnan Aluminum is limited to a controllable extent.

As at 30 June 2022, Yunnan Aluminum had no significant collateral or other credit enhancements held as a result of the debtor's mortgage.

3. Liquidity risk

Each subsidiary within Yunnan Aluminum is responsible for its own cash flow forecast. Yunnan Aluminum monitors rolling forecasts of Yunnan Aluminum's short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that Yunnan Aluminum does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

XI. FAIR VALUE DISCLOSURE

1. Closing Fair Value of Assets and Liabilities Measured at Fair Value

Unit: Yuan

Items	Closing fair value			
	Fair value measurement at level 1	Fair value measurement at level 2	Fair value measurement at level 3	Total
I. Recurring fair value measurement	–	–	–	–
(II) Other investments on bonds			131,145,737.58	131,145,737.58
(III) Other equity instrument investments	30,349,278.92		27,518,708.05	57,867,986.97
Total assets measured at fair value on a recurring basis	30,349,278.92		158,664,445.63	189,013,724.55
II. Non-recurring fair value measurement	–	–	–	–

2. Basis for determining market price of recurring or non-recurring fair value measurement items at level 1

The Company holds shares of China Aluminum International Corporation Limited (中鋁國際股份有限公司) issued in Hong Kong and determines the fair value based on the closing price of the shares.

3. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 2

The inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

4. Valuation techniques used and qualitative and quantitative information of important parameters for recurring or non-recurring fair value measurement items at level 3

The unobservable inputs for the relevant asset or liability.

5. Reconciliation information between opening and closing carrying amount and sensitivity analysis of unobservable parameters for recurring o fair value measurement items at level 3

Not applicable.

6. Transfer among levels occurred during the period for recurring fair value measurement items, reason for the conversion and policy for determination of the time point of the conversion

Not applicable.

7. Changes of valuation techniques and its reason during this period

Not applicable.

8. Details of fair value of financial assets and financial liabilities not measured at fair value

Not applicable.

9. Others

Yunnan Aluminum recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event that caused the transfer among levels. There was no transfer occurred among level 1 and 2 during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices in active markets.

The above changes in level 3 assets and liabilities are as follows:

Unit: Yuan

Items	1 January 2022	Additions	Settlement	Total gain or loss for the period: Gains or losses recognised in profit or loss for the period (a)	Total gain or loss for the period: Gains or losses recognised in other comprehensive income	30 June 2022
Financial assets						
Receivables financing-notes receivable	170,610,376.15	131,145,737.58	-170,610,376.15			131,145,737.58
Other equity instrument investment – non-public offering equity instruments	26,984,254.41				534,453.64	27,518,708.05
Total financial assets	197,594,630.56	131,145,737.58	-170,610,376.15	–	534,453.64	158,664,445.63

Yunnan Aluminum's financial assets and liabilities measured at amortised cost mainly include bills receivable, receivables, other receivables, debt investments, short-term borrowings, payables, leased liabilities, long-term borrowings and long-term payables.

The carrying value of Yunnan Aluminum's financial assets and financial liabilities not measured at fair value is approximate to its fair value.

The fair values of long-term borrowings and long-term payables are determined based on the present value of the contractually determined future cash flows discounted by reference to the rate of interest of comparable credit level applied at markets and providing substantially the same cash flows on the same terms, and are within level 3 of the fair value hierarchy.

XII. RELATED PARTIES AND RELATED PARTY TRANSACTION

1. Parent company of the Company

Name of parent company	Place of registration	Nature of business	Registered capital	Shareholding of the parent company in the Company	Percentage of voting right of the parent company in the Company
Yunnan Metallurgical Group Co., Ltd.	Kunming	Corporate headquarters management	17,342,019,638.00	32.00%	32.00%

The ultimate controlling party of the Company is Aluminum Corporation of China.

2. Subsidiaries of the Company

Details of the subsidiaries of the Company are set out in the notes.

3. Details of joint ventures and associates of the Company

Particulars of the Company's significant joint ventures or associates are set out in the notes.

Other joint ventures or associates that have related party transactions with the Company during the current period or have balance formed by related party transactions with the Company in the previous period are as follows:

Name of joint venture or associate	Relationship with the Company
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Associate
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Associate
Yunnan PetroChina Huineng Energy Co., Ltd. (雲南中石油慧能能源有限公司)	Associate
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd. (昆明重工佳盛慧潔特種設備製造有限公司)	Associate

4. Other related parties

Name of other related parties	Relationship between other related parties and the Company
Kunming Metallurgical Institute Co., Ltd.	Controlled by the same parent company
Kunming Nonferrous Metallurgical Design and Research Institute Corporation	Controlled by the same parent company
Yunnan Chihong Zinc Germanium Co., Ltd.	Controlled by the same parent company
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd.	Controlled by the same parent company
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Controlled by the same parent company
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Controlled by the same parent company
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Controlled by the same parent company
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Controlled by the same parent company
Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	Controlled by the same parent company
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Controlled by the same parent company
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Controlled by the same parent company
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Building Engineering Quality Testing Co., Ltd.	Controlled by the same parent company
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	Controlled by the same parent company
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Controlled by the same parent company
Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	Controlled by the same parent company
Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)	Controlled by the same parent company

Name of other related parties	Relationship between other related parties and the Company
Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	Controlled by the same parent company
Shanxi Lvchang Industry and Trade Co., Ltd. (安徽華聚新材料有限公司)	Under common control of Chinalco
Baotou Aluminum Co., Ltd.	Under common control of Chinalco
Beijing Lvneng Clean Environment Technology Co., Ltd.	Under common control of Chinalco
Chibi Great Wall Carbon Products Co., Ltd.	Under common control of Chinalco
Guangxi Huasheng New Materials Company Limited (廣西華昇新材料有限公司)	Under common control of Chinalco
Guiyang Aluminum & Magnesium Design	Under common control of Chinalco
Guiyang Xinyu Construction Supervision Co., Ltd.	Under common control of Chinalco
Guiyang Zhenxing Aluminum & Magnesium Technological Development Co., Ltd.	Under common control of Chinalco
Guizhou Light Metal Innovation Research and Equipment Process Co., Ltd.	Under common control of Chinalco
Guizhou Huajin Aluminum Co., Ltd.	Under common control of Chinalco
Guizhou Shunan Mechanical and Electric Equipment Co., Ltd.	Under common control of Chinalco
Chalco Intelligent Digital Dimension (Hangzhou) Engineering Design and Research Institute Co., Ltd. (杭州華成設計研究院有限公司)	Under common control of Chinalco
Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	Under common control of Chinalco
Henan Huahui Nonferrous Engineering Design Co., Ltd.	Under common control of Chinalco
Henan Jiuli Technology Co., Ltd.	Under common control of Chinalco
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Under common control of Chinalco
Henan Changxing Industry Co., Ltd.	Under common control of Chinalco
Henan Chinalco Equipment Co., Ltd.	Under common control of Chinalco
Henan Zhongzhou Aluminum Factory Co., Ltd.	Under common control of Chinalco
Ninth Metallurgical Construction & Installation Branch (九冶建設安裝分公司)	Under common control of Chinalco
Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司)	Under common control of Chinalco
Seventh Engineering Branch of Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司第七工程分公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Electrical and Mechanical Installation Engineering Branch of Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司機電安裝工程分公司)	Under common control of Chinalco
Kunming Technology Development Co., Ltd.	Under common control of Chinalco
Sixth Metallurgical Mechanical and Electrical Branch (六冶機電分公司)	Under common control of Chinalco
Sixth Metallurgical Luoyang Mechanical and Electrical Installation Co., Ltd.	Under common control of Chinalco
Longxi Northwest Aluminum Foil Co., Ltd.	Under common control of Chinalco
Inner Mongolia Huayun New Materials Co., Ltd.	Under common control of Chinalco
Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	Under common control of Chinalco
Shandong Aluminum Industry Limited	Under common control of Chinalco
Shandong Aluminum Vocational College	Under common control of Chinalco
Shanxi Huasheng Aluminum Co., Ltd (山西華聖鋁業有限公司)	Under common control of Chinalco
Shanxi Chalco Industrial Service Co., Ltd.	Under common control of Chinalco
Shenyang Boyu Technology Co., Ltd.	Under common control of Chinalco
Shenyang Aluminum & Magnesium Technology Co., Ltd.	Under common control of Chinalco
Shenyang Aluminum & Magnesium Engineering & Research Institute Construction Supervision Co., Ltd.	Under common control of Chinalco
Shenyang Aluminum & Magnesium Design Institute Co., Ltd.	Under common control of Chinalco
Suzhou Xinchang Light and Heat Energy Technology Co., Ltd.	Under common control of Chinalco
Southwest Aluminium (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Under common control of Chinalco
Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	Under common control of Chinalco
Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	Under common control of Chinalco
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Under common control of Chinalco
Yunnan Sunstone Yunnan Aluminum Carbon Material Co., Ltd. (雲南索通雲鋁炭材料有限公司)	Under common control of Chinalco
Yunnan Copper Industry (Group) Co., Ltd (雲南銅業(集團)有限公司)	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Yunnan Copper Real Estate Service Co., Ltd. (雲南銅業地產物業服務有限公司)	Under common control of Chinalco
Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	Under common control of Chinalco
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Under common control of Chinalco
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	Under common control of Chinalco
Changsha Engineering & Research Institute Limited for Nonferrous Metallurgy (長沙有色冶金設計研究院有限公司)	Under common control of Chinalco
Changsha Engineering & Research Institute Limited for Nonferrous Metallurgy (長沙有色冶金設計研究院有限公司)	Under common control of Chinalco
Zhengzhou Ninth Metallurgical Sanwei Chemical Machinery Co., Ltd.	Under common control of Chinalco
Zhengzhou Light Metal Research Institute Co., Ltd. (鄭州輕金屬研究院有限公司)	Under common control of Chinalco
Aluminum Corporation of China Limited (中國鋁業股份有限公司)	Under common control of Chinalco
Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司)	Under common control of Chinalco
Liancheng Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司連城分公司)	Under common control of Chinalco
Qinghai Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司青海分公司)	Under common control of Chinalco
China Aluminum Group High-end Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司)	Under common control of Chinalco
Chinalco	Under common control of Chinalco
China Copper Industry Co., Ltd (中國銅業有限公司)	Under common control of Chinalco
Sixth Metallurgical Construction Company of China Nonferrous Metals Industry	Under common control of Chinalco
Kunming Survey and Design institute Co., Ltd. of China Nonferrous Metals industry	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd.	Under common control of Chinalco
China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd.	Under common control of Chinalco
China Great Wall Aluminum Corporation Limited	Under common control of Chinalco
China Aluminum (Shanghai) Co., Ltd.	Under common control of Chinalco
China Aluminum Insurance Broker (Beijing) Co.,Ltd. (中鋁保險經紀(北京)股份有限公司)	Under common control of Chinalco
Chinalco Material Application Research Institute Co., Ltd.	Under common control of Chinalco
Suzhou Branch of Chinalco Material Application Research Institute Co., Ltd.	Under common control of Chinalco
Chinalco Finance Company Limited	Under common control of Chinalco
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Under common control of Chinalco
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Under common control of Chinalco
Chinalco Industrial Services Company Limited	Under common control of Chinalco
Ningguo Branch of Chinalco Industrial Services Company Limited	Under common control of Chinalco
Yunnan Branch of Chinalco Industrial Services Company Limited	Under common control of Chinalco
Chalieco (Tianjin) Construction Co., Ltd.	Under common control of Chinalco
Fuyuan Engineering Project Department of Chinalco International	Under common control of Chinalco
China Aluminum International Engineering Corporation Limited	Under common control of Chinalco
Guiyang Branch of China Aluminum International Engineering Corporation Limited	Under common control of Chinalco
Shenyang Branch of China Aluminum International Engineering Corporation Limited	Under common control of Chinalco
China Aluminum International Trading Group Co., Ltd. (中鋁國際貿易集團有限公司)	Under common control of Chinalco
China Aluminum International Trading Corporation Limited	Under common control of Chinalco
China Aluminum International South Engineering Co., Ltd.	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	Under common control of Chinalco
Chinalco Environmental Protection and Energy Saving Group Co., Ltd.	Under common control of Chinalco
Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	Under common control of Chinalco
Chalco Ningxia Energy Group Co., Ltd.	Under common control of Chinalco
Chalco Qingdao International Trading Co., Ltd. (中鋁青島國際貿易有限公司)	Under common control of Chinalco
Chinalco Qingdao Light Metal Co., Ltd	Under common control of Chinalco
Chinalco Ruimin Co., Ltd.	Under common control of Chinalco
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Under common control of Chinalco
Chinalco Sapa Special Aluminum (Chongqing) Co., Ltd.	Under common control of Chinalco
Chalco Shandong Engineering Technology Co., Ltd.	Under common control of Chinalco
Chalco Shandong Engineering Technology Co., Ltd.	Under common control of Chinalco
Chalco Shandong Co., Ltd.	Under common control of Chinalco
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Under common control of Chinalco
Chinalco Shanxi Advanced Materials Co., Ltd.	Under common control of Chinalco
Chalco Wancheng Shandong Construction Co., Ltd.	Under common control of Chinalco
Chinalco Logistics Group Southeast Asia Land Port Co., Ltd	Under common control of Chinalco
Chinalco Logistics Group Northwest Land Port Co., Ltd.	Under common control of Chinalco
Chinalco Logistics Group Co., Ltd.	Under common control of Chinalco
Guizhou Branch of Chinalco Logistics Group Co., Ltd.	Under common control of Chinalco
Shandong Branch of Chinalco Logistics Group Co., Ltd.	Under common control of Chinalco
Chinalco Logistics Group Central Land Port Co., Ltd.	Under common control of Chinalco
Chalco Logistics Group Chongqing Co., Ltd. (中鋁物流集團重慶有限公司)	Under common control of Chinalco
Chinalco Material Supply and Marketing Co., Ltd.	Under common control of Chinalco
Chinalco Materials Co., Ltd.	Under common control of Chinalco

Name of other related parties	Relationship between other related parties and the Company
Chinalco Southwest Aluminum Strip Co., Ltd.	Under common control of Chinalco
Chalco Wuxi International Trading Co., Ltd. (中鋁新材料有限公司)	Under common control of Chinalco
China Aluminum Great Wall Construction Co., Ltd.	Under common control of Chinalco
Chalco Tendering Company Limited	Under common control of Chinalco
Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd.	Under common control of Chinalco
Beijing Branch of Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd.	Under common control of Chinalco
Chinalco Intelligent Technology Development Co., Ltd.	Under common control of Chinalco
Chinalco Intelligent Digital Dimension (Hangzhou) Engineering Design and Research Institute Co., Ltd. (中鋁智能數維(杭州)工程設計研究院有限公司)	Under common control of Chinalco
China Nonferrous Metals Processing Technology Co., Ltd.	Under common control of Chinalco
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd.	Under common control of Chinalco
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Under common control of Chinalco
Chongqing Xilang Precision Die Casting Co., Ltd. (重慶西鋁精密壓鑄有限責任公司)	Under common control of Chinalco
Chongqing Southwest Aluminum Mechanical and Electrical Equipment Engineering Co., Ltd.	Under common control of Chinalco
Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	Under common control of Chinalco
Guangxi Hualei Advanced Materials Co., Ltd.	Associated joint ventures of Yunnan Aluminum
Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)	Associated joint ventures of Yunnan Aluminum
Chalco-Steering Intelligent Technology Co., Ltd.	Associated joint ventures of Yunnan Aluminum

Other description

5. **Details of related party transactions**

(1) ***Related party transactions of purchase and sale of goods, provision and acceptance of labour services***

Purchase of goods/acceptance of labour services

Unit: Yuan

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Chibi Great Wall Carbon Products Co., Ltd.	Purchase of goods	240,623,429.20	346,902,654.87	No	300,051,938.34
Guiyang Aluminum & Magnesium Design	Purchase of goods	1,867,924.53	4,512.00	Yes	160,683.76
Guizhou Huajin Aluminum Co., Ltd.	Purchase of goods	629,645,692.27	1,178,761,061.95	No	345,245,382.34
Hangzhou Newtime Valve Co., Ltd (杭州耐特閥門股份有限公司)	Purchase of goods	77,922.02	265,486.73	No	291,212.39
Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	Purchase of goods	2,040,405.63	6,469,026.55	No	5,031,740.06
Henan Changxing Industry Co., Ltd	Purchase of goods	3,484,823.01	1,769,911.50	Yes	414,867.01
Longxi Northwest Aluminum Foil Co., Ltd.	Purchase of goods	1,643,967.19	11,596,460.18	No	
Inner Mongolia Huayun New Materials Co., Ltd	Purchase of goods	4,836,654.87	4,690,265.49	Yes	
Shandong Aluminum Industry Limited	Purchase of goods	2,452,304.69	77,698,938.05	No	3,830,271.61
Shanxi Huasheng Aluminum Co., Ltd (山西華聖鋁業有限公司)	Purchase of goods	622,495.57	442,477.88	Yes	76,168.14
Shenyang Boyu Technology Co., Ltd	Purchase of goods	16,194,532.10	3,805,309.73	Yes	545,132.74
Shenyang Aluminum & Magnesium Technology Co., Ltd.	Purchase of goods	188,690.26	442,477.88	No	
Suzhou Xinchang Light and Heat Energy Technology Co., Ltd.	Purchase of goods	28,318.58	176,991.15	No	
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Purchase of goods	3,395,899,760.00	6,500,000,000.00	No	3,653,306,778.46

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	Purchase of goods	18,319,096.70		Yes	3,964,897.44
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Purchase of goods	180,829.20		Yes	
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	Purchase of goods	471,347.77	2,678,451.33	No	8,981,356.19
Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	Purchase of goods	128,966,503.47	330,000,000.00	No	113,495,841.43
Zhengzhou Ninth Metallurgical Sanwei Chemical Machinery Co., Ltd.	Purchase of goods	714,955.77	1,530,973.45	No	430,796.45
Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司)	Purchase of goods	122,462,529.62	148,672,566.37	No	62,341,691.72
Chinalco Industrial Services Company Limited	Purchase of goods	327,433.63	13,389,380.53	No	
Ningguo Branch of Chinalco Industrial Services Company Limited	Purchase of goods	4,112,666.18		Yes	3,828,646.67
Yunnan Branch of Chinalco Industrial Services Company Limited	Purchase of goods	95,569.03		Yes	65,884.95
China Aluminum International Trading Group Co., Ltd. (中鋁國際貿易集團有限公司)	Purchase of goods	4,903,431,236.08	8,077,876,106.19	No	3,971,863,885.98
Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	Purchase of goods	472,226.46		Yes	
Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	Purchase of goods	137,325.36	2,353,982.30	No	1,051,478.30
Chalco Shandong Co., Ltd.	Purchase of goods	19,521,835.05	44,601,769.91	No	
Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	Purchase of goods	68,933,248.70	50,380,530.97	Yes	2,433,792.03
Chinalco Shanxi Advanced Materials Co., Ltd.	Purchase of goods	65,175,884.96		Yes	
Chinalco Logistics Group Co., Ltd.	Purchase of goods	42,611,345.89	92,123,893.81	No	
Chinalco Logistics Group Central Land Port Co., Ltd.	Purchase of goods	58,441,272.99	222,757,168.14	No	7,441,833.64

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Chinalco Material Supply and Marketing Co., Ltd.	Purchase of goods	16,763,196.69	245,250,442.47	No	
Chinalco Materials Co., Ltd.	Purchase of goods	2,968,733,713.99	6,409,734,513.28	No	872,923,394.94
Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd.	Purchase of goods	11,517,392.29	16,000,000.00	No	4,796,744.68
Chinalco Intelligent Technology Development Co., Ltd.	Purchase of goods	2,557,035.41	6,054,449.50	No	10,046,455.67
China Copper (Kunming) Copper Industry Co., Ltd. (中銅(昆明)銅業有限公司)	Purchase of goods	5,646,683.58		Yes	7,472,319.76
Chongqing Southwest Aluminum Mechanical and Electrical Equipment Engineering Co., Ltd.	Purchase of goods	313,814.15	1,290,353.10	No	4,130,752.19
Beijing Lvneng Clean Environment Technology Co., Ltd.	Purchase of goods				31,646,017.72
Guangxi Huasheng New Materials Company Limited (廣西華昇新材料有限公司)	Purchase of goods				25,078,465.41
Guiyang Zhenxing Aluminum & Magnesium Technological Development Co., Ltd.	Purchase of goods		31,416.60	No	3,186,772.03
Guizhou Light Metal Innovation Research and Equipment Process Co., Ltd.	Purchase of goods				2,135,681.40
Kunming Metallurgical Institute Co., Ltd.	Purchase of goods	130,188.68	6,000,000.00	No	3,098,033.64
Shenyang Aluminum & Magnesium Design Institute Co., Ltd.	Purchase of goods		2,000,000.00	No	1,761.47
Southwest Aluminium (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Purchase of goods		61,946.90	No	3,539.82
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Purchase of goods				123,246.45
Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	Purchase of goods				1,061,936.28

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Purchase of goods				442,298.46
Aluminum Corporation of China Limited (中國鋁業股份有限公司)青海分公司	Purchase of goods				2,284,145.04
Chongqing Xilang Precision Die Casting Co., Ltd. (重慶西鋁精密壓鑄有限責任公司)	Purchase of goods				9,110.39
Total		12,739,644,251.57	23,805,813,518.81	No	9,453,294,955.00
Guiyang Aluminum & Magnesium Design	Acceptance of labour services	329,245.29	3,296,301.89	No	1,566,276.82
Guiyang Xinyu Construction Supervision Co., Ltd.	Acceptance of labour services	456,603.77	1,083,018.87	No	37,735.85
Guiyang Zhenxing Aluminum & Magnesium Technological Development Co., Ltd.	Acceptance of labour services	93,396.23		Yes	
Kunming Metallurgical Institute Co., Ltd.	Acceptance of labour services	25,471.70	361,509.43	No	608,490.53
Kunming Nonferrous Metallurgical Design and Research Institute Corporation	Acceptance of labour services	21,891,716.19	354,191,102.06	No	97,368,555.15
Sixth Metallurgical Mechanical and Electrical Branch (六冶機電分公司)	Acceptance of labour services	999,146.58		Yes	
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Acceptance of labour services	2,178,338.48	6,000,000.00	No	1,596,633.38
Shandong Aluminum Industry Limited	Acceptance of labour services	38,537.73	440,000.00	No	75,474.69

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Shandong Aluminum Vocational College	Acceptance of labour services	14,433.96		Yes	
Shanxi Chalco Industrial Service Co., Ltd.	Acceptance of labour services	5,505,764.60	14,400,000.00	No	5,257,539.22
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Acceptance of labour services	12,076,890.77	15,305,309.73	No	5,120,591.32
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Acceptance of labour services	4,055,416.69		Yes	
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Acceptance of labour services	308,256.88	608,159.46	No	
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Acceptance of labour services	1,172,830.18	3,843,584.92	No	2,349,056.61
Yunnan Metallurgical Hospital (雲南省冶金醫院)	Acceptance of labour services	679,709.99	3,241,844.91	No	1,358,180.37
Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	Acceptance of labour services	259,597.10	1,683,535.85	No	1,045,196.68
Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)	Acceptance of labour services	12,210.38	156,603.77	No	42,704.72
No.1 Branch of Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司)	Acceptance of labour services	18,622.64	22,000.00	No	19,726.42
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Acceptance of labour services	68,283.19	100,000.00	No	
Yunnan Metallurgical Building Engineering Quality Testing Co., Ltd.	Acceptance of labour services	1,172,724.44	1,602,724.53	No	
Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	Acceptance of labour services	203,982.30	4,182,300.88	No	1,937,848.54
Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	Acceptance of labour services	226,415.08	720,000.00	No	559,806.11

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Aluminum Corporation of China Limited (中國鋁業股份有限公司)連城分公司	Acceptance of labour services	86,422.64		Yes	
China Copper Industry Co., Ltd (中國銅業有限公司)	Acceptance of labour services	100,000.00		Yes	
Kunming Survey and Design institute Co., Ltd. of China Nonferrous Metals industry	Acceptance of labour services	1,954,488.17	1,461,531.87	Yes	1,569,695.35
China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd.	Acceptance of labour services	776,221.70	2,115,896.48	No	3,674,441.75
Suzhou Branch of Chinalco Material Application Research Institute Co., Ltd.	Acceptance of labour services	283.02	18,867.92	No	471,698.12
Chinalco Southeast Materials Institute (Fujian) Technology Co., Ltd. (中鋁東南材料院(福建)科技有限公司)	Acceptance of labour services	9,056.60	47,169.81	No	
Chinalco Guizhou Industrial Service Co., Ltd.	Acceptance of labour services	1,473,664.77		Yes	
China Aluminum International South Engineering Co., Ltd.	Acceptance of labour services	2,826,605.74	4,250,000.00	No	1,658,302.10
Chinalco Qingdao Light Metal Co., Ltd	Acceptance of labour services	2,105,283.03	223,800.00	Yes	
Chalco Shandong Engineering Technology Co., Ltd.	Acceptance of labour services		26,548.67	No	817,256.46
Chalco Wancheng Shandong Construction Co., Ltd.	Acceptance of labour services	2,047,525.13	2,800,000.00	No	
Chinalco Logistics Group Southeast Asia Land Port Co., Ltd	Acceptance of labour services	122,924,006.06	200,000,000.00	No	135,709,736.39

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Chinalco Logistics Group Northwest Land Port Co., Ltd.	Acceptance of labour services	189,120.18		Yes	
Chinalco Logistics Group Co., Ltd.	Acceptance of labour services	4,763,542.99		Yes	
Guizhou Branch of Chinalco Logistics Group Co., Ltd.	Acceptance of labour services	3,671,983.97	5,000,000.00	No	3,132,234.29
Shandong Branch of Chinalco Logistics Group Co., Ltd.	Acceptance of labour services	2,713,147.74	4,000,000.00	No	
Chalco Logistics Group Chongqing Co., Ltd. (中鋁物流集團重慶有限公司)	Acceptance of labour services	1,385,241.00	917,431.20	Yes	
Chinalco Material Supply and Marketing Co., Ltd.	Acceptance of labour services	4,574,819.85		Yes	
China Aluminum Great Wall Construction Co., Ltd.	Acceptance of labour services	2,288,889.00	9,392,175.00	No	6,745,773.85
Chalco Tendering Company Limited	Acceptance of labour services	650,000.00		Yes	
Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd.	Acceptance of labour services	341,565.66	1,093,962.25	No	847,183.34
Chinalco Intelligent Technology Development Co., Ltd.	Acceptance of labour services	5,932,529.98	10,776,534.00	No	
China Nonferrous Metals Processing Technology Co., Ltd.	Acceptance of labour services	28,301.89	3,336,283.19	No	4,141,509.44
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd.	Acceptance of labour services	499,805.29	4,587,155.96	No	26,814,291.15
Henan Huahui Nonferrous Engineering Design Co., Ltd.	Acceptance of labour services				3,591,782.10
Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司)	Acceptance of labour services		2,576,395.35	No	16,163,577.79

Related parties	Details of the related party transactions	Amount for the current period	Transaction facility approved	Whether the transaction facility is exceeded	Amount for the previous period
Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	Acceptance of labour services		180,000.00	No	418,679.24
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Acceptance of labour services		176,991.15	No	3,387,546.13
Changsha Engineering & Research Institute Limited for Nonferrous Metallurgy (長沙有色冶金設計研究院有限公司)	Acceptance of labour services		283,018.87	No	164,150.94
Sixth Metallurgical Construction Company of China Nonferrous Metals Industry	Acceptance of labour services		2,743,000.00	No	1,359,539.66
China Aluminum Insurance Broker (Beijing) Co.,Ltd. (中鋁保險經紀(北京)股份有限公司)	Acceptance of labour services		1,114,075.47	No	444,184.92
Chalieco (Tianjin) Construction Co., Ltd.	Acceptance of labour services				1,563,953.21
Guiyang Branch of China Aluminum International Engineering Corporation Limited	Acceptance of labour services		6,514,150.95	No	188,679.25
Total		213,130,098.58	674,872,984.44	No	331,808,031.89

Sales of goods/provision of services

Unit: Yuan

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
Chalco Intelligent Digital Dimension (Hangzhou) Engineering Design and Research Institute Co., Ltd. (杭州華成設計研究院有限公司)	Rendering of services	2,452.83	
Sixth Metallurgical Mechanical and Electrical Branch (六冶機電分公司)	Rendering of services	11,032.95	
Shandong Aluminum Vocational College	Rendering of services	2,443.39	
Shenyang Aluminum & Magnesium Technology Co., Ltd.	Rendering of services	1,864,561.15	3,349,615.42
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Rendering of services	9,689.82	
Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	Rendering of services	22,628.57	
No.1 Branch of Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司)	Rendering of services	2,603.35	
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Rendering of services	221,944.95	
Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	Rendering of services	22,067.87	
Headquarter of Changsha Engineering & Research Institute Limited for Nonferrous Metallurgy (長沙有色冶金設計研究院有限公司本部)	Rendering of services	377.36	
Chinalco High End Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司)	Rendering of services	1,358.49	
Suzhou Branch of Chinalco Material Application Research Institute Co., Ltd.	Rendering of services	2,169.82	
Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	Rendering of services	5,660.37	
Chalco Wancheng Shandong Construction Co., Ltd.	Rendering of services	4,785.27	
Chinalco Logistics Group Co., Ltd.	Rendering of services	4,652,419.19	

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
Chinalco Logistics Group Central Land Port Co., Ltd.	Rendering of services	1,302,596.66	1,833,078.95
Chinalco Intelligent Digital Dimension (Hangzhou) Engineering Design and Research Institute Co., Ltd. (中鋁智能數維(杭州)工程設計研究院有限公司)	Rendering of services	7,735.84	
Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	Rendering of services		41,207.55
Chinalco Shanxi Advanced Materials Co., Ltd.	Rendering of services		39,213.80
Chinalco Logistics Group Northwest Land Port Co., Ltd.	Rendering of services		12,385.32
Guizhou Branch of Chinalco Logistics Group Co., Ltd.	Rendering of services		133,871.56
Total		8,136,527.88	5,409,372.60
Guiyang Xinyu Construction Supervision Co., Ltd.	Sale of goods	2,830.19	
Longxi Northwest Aluminum Foil Co., Ltd.	Sale of goods	130,150,768.18	104,579,003.69
Shanxi Chalco Industrial Service Co., Ltd.	Sale of goods	990.57	
Southwest Aluminium (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)	Sale of goods	26,710,433.44	2,215,168,967.90
Yunnan Chihong Resources Comprehensive Utilization Co., Ltd.	Sale of goods	12,545,905.29	15,438,699.29
Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	Sale of goods	39,675.14	690,795.71
Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	Sale of goods	582.31	
Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	Sale of goods	2,332.09	4,281.07
Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	Sale of goods	2,650.62	

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	Sale of goods	241.59	
Chinalco High End Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司)	Sale of goods	2,798,702,502.67	
Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	Sale of goods	2,487,165,109.24	1,992,795,036.44
Chinalco Guizhou Industrial Service Co., Ltd.	Sale of goods	3,711.90	
Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	Sale of goods	66,637,374.08	33,049,029.65
Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	Sale of goods	285,946,265.97	
Chinalco Ruimin Co., Ltd.	Sale of goods	700,713,843.04	1,414,414,727.18
Chinalco Sapa Special Aluminum (Chongqing) Co., Ltd.	Sale of goods	132,931,096.36	74,644,186.32
Chalco Wancheng Shandong Construction Co., Ltd.	Sale of goods	9,680.89	
Chinalco Southwest Aluminum Strip Co., Ltd.	Sale of goods	141,816,668.31	251,702,784.05
Chalco Wuxi International Trading Co., Ltd. (中鋁新材料有限公司)	Sale of goods	430,440.15	165,220.64
Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	Sale of goods	5,688,542.11	10,883,423.31
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Sale of goods		1,156,454.69
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Sale of goods		414.50
Chalco Qingdao International Trading Co., Ltd. (中鋁青島國際貿易有限公司)	Sale of goods		2,613,630.03
Chinalco Materials Co., Ltd.	Sale of goods		1,765,486.73
China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd.	Sale of goods		967,471.72
Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)	Sale of goods		121,582,096.04

Related parties	Content of related party transactions	Amount for the current period	Amount for the previous period
Seventh Engineering Branch of Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司第七工程分公司)	Sale of goods		24,750.61
Mechanical and Electrical Installation Engineering Branch of Jiuye Construction Co., Ltd. (九冶建設有限公司機電安裝工程分公司)	Sale of goods		340,629.53
Kunming Metallurgical Institute Co., Ltd.	Sale of goods		1,295,611.17
Total		6,789,501,644.14	6,243,282,700.27

(2) Details of related entrusted management/contracting and entrusted management/outsourcing

Not applicable.

(3) Details of related party leases

The Company as lessor:

Unit: Yuan

Name of lessee	Type of leased assets	Lease income recognised in the current period	Lease income recognised in the previous period
Kunming Nonferrous Metallurgical Design and Research Institute Corporation	Buildings and constructions	6,605.50	
Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	Buildings		25,861.55
China Aluminum International Yunnan Aluminum Application Engineering Co., Ltd.	Plant leasing		576,761.90
Total		6,605.50	602,623.45

The Company as lessee:

Unit: Yuan

		Rental charges for streamlined short-term leases and leases of low-value assets (where applicable)		Variable lease payments not included in the measurement of the lease liability (if applicable)		Rent paid		Interest expense on lease liabilities assumed		Increased right-of-use assets	
Name of lessor	Type of leased assets	Amount for the current period	Amount for the previous period	Amount for the current period	Amount for the previous period	Amount for the current period	Amount for the previous period	Amount for the current period	Amount for the previous period	Amount for the current period	Amount for the previous period
Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	Land use fee	513,761.47	513,761.47			332,928.80	322,476.00	27,572.52	27,572.52		
Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	Vehicle rental fee					77,160.00	90,860.00				
No.1 Branch of Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司)	Buildings					2,949,701.08	2,134,692.00	49,003.06	85,439.96		5,232,818.48
Total		513,761.47	513,761.47			3,359,789.88	2,548,028.00	76,575.58	113,012.48		5,232,818.48

(4) Details of related party guarantees

Not applicable.

(5) Related party borrowings

Not applicable.

(6) Details of asset transfer and debt restructuring of related parties

Not applicable.

(7) Remuneration of key management personnel

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Key management personnel remuneration	2,992,894.82	6,628,030.54

(8) Other related parties transactions

Not applicable.

6. Receivables and payables of related parties

(1) Receivables

Unit: Yuan

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Receivables	Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	150,000.00	150,000.00	150,000.00	150,000.00
Receivables	China Aluminum (Shanghai) Co., Ltd.	0.01		0.01	
Receivables	No.1 Branch of Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司)	69,376.64			
Receivables	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	112.00			
Receivables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd.	208,000.00	208,000.00	208,000.00	208,000.00
Receivables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	2,617.20			
Receivables	Longxi Northwest Aluminum Foil Co., Ltd.	40,820.95		9,928,926.22	
Receivables	Chongqing Southwest Aluminum Precision Processing Co., Ltd. (重慶西南鋁精密加工有限責任公司)	198,438.66			
Receivables	Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	79,775.57		35,469.90	
Receivables	Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)			148,982.00	
Receivables	Southwest Aluminium (Group) Co., Ltd. (西南鋁業(集團)有限責任公司)			500,000.00	
Receivables	Guiyang Aluminum & Magnesium Design	35,638.00		35,638.00	
Receivables	Yunnan Sunstone Yunnan Aluminum Carbon Material Co., Ltd. (雲南索通雲鋁炭材料有限公司)	13,997,378.57			
Total		14,782,157.60	358,000.00	11,007,016.13	358,000.00

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Prepayments	No.1 Branch of Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司)	1,233,833.40			
Prepayments	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd.	1,992,068.00	1,992,068.00	1,992,068.00	1,992,068.00
Prepayments	Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd.	435,660.00	–	1,480,000.00	
Prepayments	Kunming Survey and Design institute Co., Ltd. of China Nonferrous Metals industry	16,007.79		16,007.79	
Prepayments	Chalco Shandong Co., Ltd.	140,326.39			
Prepayments	Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司)	4,876,197.49			
Prepayments	Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	4,975,357.10			
Prepayments	Chinalco Materials Co., Ltd.	20,716,895.27		17,444,635.05	
Prepayments	Chinalco Intelligent Technology Development Co., Ltd.	140,600.00			
Prepayments	Aluminum Corporation of China Limited (中國鋁業股份有限公司)	15,441.60			
Prepayments	Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	47,928.80			
Prepayments	Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)			756,443.50	
Prepayments	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)			562,057.52	
Prepayments	Chalco Tendering Company Limited			650,000.00	
Prepayments	Inner Mongolia Huayun New Materials Co., Ltd.			2,000,000.00	
Prepayments	Chinalco Material Supply and Marketing Co., Ltd.			0.04	
Prepayments	Chinalco Material Application Research Institute Co., Ltd.			300.00	
Prepayments	Shandong Aluminum Industry Limited			49,115.04	
Total		34,590,315.84	1,992,068.00	24,950,626.94	1,992,068.00

Project Name	Related parties	Closing balance		Opening balance	
		Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other receivables	Yunnan Copper Real Estate Service Co., Ltd. (雲南銅業地產物業服務有限公司)	1,159,200.00		1,159,200.00	
Other receivables	Chinalco Henan Luoyang Aluminum Foil Co., Ltd.	79,140.00	79,140.00	79,140.00	79,140.00
Other receivables	Yunchen Futures Co., Ltd. (雲晨期貨有限責任公司)	1,001.00		1,001.00	
Other receivables	Yunnan Zhengda Mining Industry Small Loan Co., Ltd (雲南正達礦業小額貸款股份有限公司)	960,000.00	960,000.00	960,000.00	960,000.00
Other receivables	Yunnan Jianshui Mangeanese Co., Ltd. (雲南建水錳礦有限責任公司)	5,312,314.89	985,693.60	5,255,314.89	482,846.80
Other receivables	Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd. 北京分公司	31,249.98			
Other receivables	Yunnan Chihong Zinc Germanium Co., Ltd.	50,000.00		50,000.00	
Other receivables	Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司	463,224.97	463,224.97	463,224.97	463,224.97
Other receivables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	18,723,085.85	18,629,365.64	24,000,000.00	18,629,365.64
Other receivables	Guangxi Hualei Advanced Materials Co., Ltd.			150,000.00	
Other receivables	Chinalco Aluminum Foil Co., Ltd. (中鋁鋁箔有限公司)	1,500,000.00			
Other receivables	Chalco Ningxia Energy Group Co., Ltd.	86,438.19			
Total		28,365,654.88	21,117,424.21	32,117,880.86	20,614,577.41

		Closing balance		Opening balance	
Project Name	Related parties	Book balance	Provision for bad debts	Book balance	Provision for bad debts
Other non-current assets	Kunming Metallurgical Institute Co., Ltd.	50,000.00		50,000.00	
Other non-current assets	Chalco-Steering Intelligent Technology Co., Ltd.	2,593,874.42			
Other non-current assets	Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	14,356,881.47			
Other non-current assets	Yunnan Metallurgical Group Co., Ltd.	10,000,000.00		10,000,000.00	
Other non-current assets	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	69,286.87		69,286.87	
Other non-current assets	Guangxi Hualei Advanced Materials Co., Ltd.			135,872.00	
Other non-current assets	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	1,890,000.00		1,890,000.00	
Other non-current assets	China Nonferrous Metals Processing Technology Co., Ltd.	100,000.00		100,000.00	
Other non-current assets	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	15,840.00		15,840.00	
Other non-current assets	Chinalco Materials Co., Ltd.			603,861.00	
Total		29,075,882.76		12,864,859.87	

(2) Payables

Unit: Yuan

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Chalco Shandong Engineering Technology Co., Ltd.	800,983.50	1,380,678.66
Payables	China Aluminum International Trading Group Co., Ltd. (中鋁國際貿易集團有限公司)	210,868,444.73	5,713,853.51
Payables	China Aluminum International Trading Corporation Limited	3,246,609.60	3,246,609.60
Payables	China Aluminum International South Engineering Co., Ltd.	947,482.86	1,786,442.36
Payables	Chinalco Materials Co., Ltd.	10,544,388.32	28,483,671.54
Payables	Chinalco Material Supply and Marketing Co., Ltd.	5,225,820.09	1,475,320.15
Payables	Kunming Nonferrous Metallurgical Design and Research Institute Corporation	167,417,094.14	911,531,972.48
Payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	8,597,944.08	10,171,639.65
Payables	Yunnan Metallurgical Huijing Photovoltaic Technology Co., Ltd. (雲南冶金慧晶光伏科技股份有限公司)	15,677.00	15,677.00
Payables	Baotou Aluminum Co., Ltd.	24,400.00	0.00
Payables	Guiyang Aluminum & Magnesium Design	7,139,373.60	7,408,354.73
Payables	Yunnan Huineng Power Sales Co., Ltd. (雲南慧能售電股份有限公司)	565,507,837.28	470,039,635.92
Payables	Kunming Survey and Design institute Co., Ltd. of China Nonferrous Metals industry	3,817,166.65	3,382,335.48
Payables	Aluminum Corporation of China Limited (中國鋁業股份有限公司)		157,720.80
Payables	Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	8,222,607.41	9,059,597.52
Payables	Guizhou Shunan Mechanical and Electric Equipment Co., Ltd.	2,342,048.72	5,732,578.72
Payables	Yunnan Metallurgical Huice Testing Technology Co., Ltd. (雲南冶金慧測檢測技術有限公司)		12,943.00
Payables	Chongqing Southwest Aluminum Mechanical and Electrical Equipment Engineering Co., Ltd.	3,545,019.03	3,642,589.12
Payables	Yunnan Nonferrous Metal and Product Quality Supervision and Inspection Station (雲南省有色金屬及製品質量監督檢驗站)	128,563.00	1,320.00
Payables	Chinalco Intelligent Technology Development Co., Ltd.	53,740,597.69	35,819,754.82
Payables	Yunnan Jinji'an Construction Consulting Supervision Co., Ltd. (雲南金吉安建設諮詢監理有限公司)	2,852,198.11	2,143,783.02
Payables	Shenyang Aluminum & Magnesium Technology Co., Ltd.	466,200.00	2,667,430.08
Payables	Yunnan Metallurgical Jinyu Environmental Technology Co., Ltd. (雲南冶金金宇環保科技有限公司)	282,250.00	125,550.00
Payables	Yunnan Qingxin Clean Energy Co., Ltd. (雲南清鑫清潔能源有限公司)	2,769,222.96	2,258,705.50
Payables	China Aluminum International Engineering Corporation Limited	12,215,415.09	29,741,854.27
Payables	Fuyuan Engineering Project Department of Chinalco International	12,423,646.73	

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Chinalco Zhengzhou Nonferrous Metals Research Institute Co., Ltd.	5,116,154.21	6,879,207.07
Payables	Kunming Technology Development Co., Ltd.	81,976.00	1,095,176.00
Payables	Yunnan Metallurgical Building Engineering Quality Testing Co., Ltd.	411,595.33	1,963,324.57
Payables	Suzhou Xinchang Light and Heat Energy Technology Co., Ltd.	1,011,200.00	2,176,600.00
Payables	Guizhou Light Metal Innovation Research and Equipment Process Co., Ltd.	898,000.00	898,000.00
Payables	Guiyang Xinyu Construction Supervision Co., Ltd.	584,000.00	520,701.00
Payables	China Nonferrous Metals Industry's 12th Metallurgical Construction Co., Ltd.	19,154,668.97	24,930,181.52
Payables	Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司)	7,202,774.82	3,919,368.42
Payables	Beijing Lvneng Clean Environment Technology Co., Ltd.	11,952,000.00	17,904,000.00
Payables	Yunnan Keenly New Material Co., Ltd. (雲南科力環保股份公司)	1,274,626.80	1,274,626.80
Payables	China Nonferrous Metals Processing Technology Co., Ltd.	94,000.00	1,098,267.68
Payables	Chinalco High End Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司)	527,611.69	
Payables	Guiyang Zhenxing Aluminum & Magnesium Technological Development Co., Ltd.	352,846.15	8,489,306.61
Payables	Kunming Metallurgical Institute Co., Ltd.	2,250,000.00	2,474,369.50
Payables	Hangzhou Newtime Valve Co., Ltd. (杭州耐特閥門股份有限公司)	1,140,044.53	1,050,282.46
Payables	Shanxi Huasheng Aluminum Co., Ltd (山西華聖鋁業有限公司)	643,869.26	12,810,639.31
Payables	Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司)	13,143,283.54	10,580,483.44
Payables	Chinalco Logistics Group Central Land Port Co., Ltd.	25,985,532.49	892,274.12
Payables	Sixth Metallurgical Construction Company of China Nonferrous Metals Industry	8,292,335.97	12,770,217.57
Payables	Shenyang Boyu Technology Co., Ltd.	2,193,626.71	10,886,662.69
Payables	Shanxi Chalco Industrial Service Co., Ltd.	1,598,751.34	3,537,283.83
Payables	Henan Great Wall Zhongxin Industry Co., Ltd. (河南長城眾鑫實業股份有限公司)	3,430,361.30	3,367,546.80
Payables	China Nonferrous Metals Changsha Investigation and Design Research Institute Co., Ltd.	4,497,864.58	6,148,543.37
Payables	Chinalco Industrial Services Company Limited	8,736,615.24	10,277,724.05
Payables	Shandong Aluminum Industry Limited	2,565,278.75	3,247,496.49
Payables	Ningxia Yinyi Power Engineering Co., Ltd. (寧夏銀儀電力工程有限公司)	100,000.00	100,000.00
Payables	Henan Huahui Nonferrous Engineering Design Co., Ltd.	2,909,025.00	3,800,000.00
Payables	Yunnan Metallurgical Group Imp. & Exp. and Logistics Co., Ltd. (雲南冶金集團進出口物流股份有限公司)	8,189.66	8,189.66
Payables	Chinalco Logistics Group Co., Ltd.	5,020,867.89	0.00
Payables	Chinalco Lubrication Technology Co., Ltd. (中鋁潤滑科技有限公司)	160,152.80	

Project Name	Related parties	Closing book balance	Opening book balance
Payables	Shanxi Lvchang Industry and Trade Co., Ltd. (安徽華聚新材料有限公司)	2,266,715.96	2,266,715.96
Payables	Henan Jiuli Technology Co., Ltd.	148,600.00	148,600.00
Payables	Yunnan Defu Environmental Protection Co., Ltd. (雲南德福環保有限公司)	5,514,937.20	1,183,983.36
Payables	Yunnan Metallurgical Group Renda Computer Co., Ltd. (雲南冶金仁達信息科技產業有限公司)	933,483.17	1,035,464.30
Payables	Chinalco	214,658.31	
Payables	Longxi Northwest Aluminum Foil Co., Ltd.	471,914.44	
Payables	Yunnan Metallurgical Hospital (雲南省冶金醫院)	30,000.00	223,000.00
Payables	Chibi Great Wall Carbon Products Co., Ltd.	27,905,500.00	7,590,000.00
Payables	Chinalco Shanxi Advanced Materials Co., Ltd.	22,683,750.00	
Payables	Chinalco Guizhou Industrial Service Co., Ltd.	195,776.10	632,499.70
Payables	Chalco Wancheng Shandong Construction Co., Ltd.	410,509.00	409,845.13
Payables	China Aluminum Great Wall Construction Co., Ltd.	1,311,792.00	0.00
Payables	Guizhou Lvchang Construction Engineering Company (貴州貴鋁建設有限公司)		8,723,265.38
Payables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	8,210,312.82	7,115,089.71
Payables	Yunnan Metallurgical Group Co., Ltd.		547,619.04
Payables	Yunnan Metallurgical Huibao Equipment Technical Service Co., Ltd. (雲南冶金慧保設備技術服務有限公司)		344,537.53
Payables	Guangxi Hualei Advanced Materials Co., Ltd.		161,347.01
Payables	Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司)		335,219.00
Payables	Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd.		140,000.00
Payables	China Aluminum Insurance Broker (Beijing) Co. Ltd		585,189.38
Payables	Henan Chinalco Equipment Co., Ltd.		67,168.14
Payables	Sixth Metallurgical Luoyang Mechanical and Electrical Installation Co., Ltd.		1,146,586.00
Payables	Chalco-Steering Intelligent Technology Co., Ltd.		5,138,713.35
Payables	Guizhou Chalco Aluminum Co., Ltd. (貴州中鋁鋁業有限公司)		0.01
Payables	Shenyang Aluminum & Magnesium Design Institute Co., Ltd.		2,200,000.00
Total		1,284,789,135.62	1,729,082,390.89

Project Name	Related parties	Closing book balance	Opening book balance
Contract liabilities	Henan Zhongzhou Aluminum Factory Co., Ltd.	58,539.82	0.00
Contract liabilities	Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	530.97	530.97
Contract liabilities	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)	6,611.95	6,611.95
Contract liabilities	Chinalco Intelligent Technology Development Co., Ltd.	219.47	219.47
Contract liabilities	Yunnan Metallurgy Resources Ltd (雲南冶金資源股份有限公司)	808.85	1,979.65
Contract liabilities	Chalco Foshan International Trading Co., Ltd. (中鋁佛山國際貿易有限公司)	0.06	0.06
Contract liabilities	Shandong Aluminum Industry Limited	176.99	176.99
Total		66,888.11	9,519.09
Other payables	Yunnan Metallurgical Group Co., Ltd.	830,927.27	1,080,012.18
Other payables	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	12,000.00	12,000.00
Other payables	Yunnan Metallurgical Group Jinshui Property Management Co., Ltd. (雲南冶金集團金水物業管理有限公司)	400,242.24	242.24
Other payables	Guizhou Shunan Mechanical and Electric Equipment Co., Ltd.	134,215.00	145,715.00
Other payables	Chongqing Southwest Aluminum Mechanical and Electrical Equipment Engineering Co., Ltd.	352,300.00	352,900.00
Other payables	Guiyang Zhenxing Aluminum & Magnesium Technological Development Co., Ltd.	31,416.60	31,416.60
Other payables	Yunnan Zhonghui Energy Co., Ltd. (雲南中慧能源有限公司)	10,000.00	10,533.50
Other payables	Chalco Wancheng Shandong Construction Co., Ltd.	2,880.00	2,880.00
Other payables	Chinalco Finance Company Limited	526,048.17	1,365,973.66
Other payables	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)		220,021.53
Other payables	Ninth Metallurgical Construction Co., Ltd. (九冶建設有限公司)		1,500.00
Other payables	Shanxi Chalco Industrial Service Co., Ltd.		10,000.00
Other payables	Qujing Zhanyi Jiecheng Logistics Co., Ltd. (曲靖市沾益區捷成物流有限公司)		8,200.50
Other payables	Kunming Survey and Design institute Co., Ltd. of China Nonferrous Metals industry		1,760.00
Other payables	Chinalco Intelligent Technology Development Co., Ltd.		105,000.00
Total		2,300,029.28	3,348,155.21

Project Name	Related parties	Closing book balance	Opening book balance
Non-current liabilities due within one year	Shanghai Dianxin Puhui Financial Leasing Co., Ltd. (上海滇鑫浦慧融資租賃有限公司)		26,951,734.50
Total			26,951,734.50

7. **Commitments of related parties**

Not applicable.

8. **Others**

Not applicable.

XIII. SHARE-BASED PAYMENTS

1. **General information of share-based payment**

☐ Applicable ☑ Not applicable

2. **Equity-settled share-based payment**

☐ Applicable ☑ Not applicable

3. **Cash-settled share-based payment**

☐ Applicable ☑ Not applicable

4. **Amendment and termination of share-based payment**

☐ Applicable ☑ Not applicable

5. **Others**

☐ Applicable ☑ Not applicable

XIV. COMMITMENTS AND CONTINGENCIES

1. Significant commitments

Significant commitments existing as at the balance sheet date

① As of 30 June 2022, the Company had contracts signed but not paid for the purchase of equipment with agreed large amounts totaling RMB168,816,388.01, with details as follows:

Unit: Yuan

Equipment name	Name of supplier	Contract amount	Amount paid	Outstanding amount	Remarks
Anode carbon block stacking overhead crane	Luoyang Kare Lifting Equipment Co., Ltd. (洛陽卡瑞起重設備股份有限公司)	2,955,000.00	886,500.00	2,068,500.00	
350KA rectifier cabinet	Shaanxi Haili Electric Engineering Co., Ltd. (陝西海立電氣工程有限公司)	12,380,000.00	11,142,000.00	1,238,000.00	
Ice hill and fire online monitoring system covering transmission line	Guangzhou Changchuan Technology Co., Ltd. (廣州長川科技有限公司)	520,000.00	129,300.00	390,700.00	
Flue gas purification system for semi-dry desulfurization equipment	Dalian Bihai Environmental Protection Equipment Co., Ltd. (大連碧海環保設備有限公司)	74,980,000.00	59,984,000.00	14,996,000.00	
Flue gas purification system for dry purification equipment	Dalian Bihai Environmental Protection Equipment Co., Ltd. (大連碧海環保設備有限公司)	40,800,000.00	32,440,000.00	8,360,000.00	
Electrolytic multifunctional overhead crane equipment	Zhuzhou Tianqiao Crane Co., Ltd. (株洲天橋起重機股份有限公司)	72,800,000.00	65,520,000.00	7,280,000.00	
Streamline ventilation device equipment for electrolysis workshop roof	Nantong Shenghao HVAC Equipment Co., Ltd. (南通市升昊暖通設備有限公司)	10,824,000.00	10,241,600.00	582,400.00	
Anode lifting mechanism, small box clamps, hooks second bid equipment	Yunnan Metallurgical Kunming Heavy Industry Co., Ltd.	22,749,950.00	20,474,955.00	2,274,995.00	
Flue gas purification system for semi-dry desulfurization equipment	Beijing Lvneng Clean Environment Technology Co., Ltd.	59,760,000.00	47,808,000.00	11,952,000.00	
Anode assembly system for PC project of general contracting equipment	Guizhou Lellis Machinery Design and Manufacture Co., Ltd. (貴州萊利斯機械設計製造有限責任公司)	31,000,000.00	21,600,000.00	9,400,000.00	
400KA electrolyzer waste heat utilization system	Xiamen Thermal Engineering Environmental System Engineering Co., Ltd. (廈門熱工環保系統工程有限公司)	18,750,000.00	13,250,000.00	5,500,000.00	
Integration of production control and construction projects	Chinalco Intelligent Technology Development Co., Ltd.	30,612,500.00	6,122,500.00	24,490,000.00	
Ventilation across the plant	Nantong Shenghao HVAC Equipment Co., Ltd. (南通市升昊暖通設備有限公司)	14,528,895.00	14,528,895.00	0.00	
Electrolytic multifunctional overhead crane equipment	Zhuzhou Tianqiao Crane Co., Ltd. (株洲天橋起重機股份有限公司)	77,016,000.00	52,161,000.00	24,855,000.00	
220kV voltage regulation and rectification system	Jiangxi Transformer Technology Co., Ltd. (江西變壓器科技股份有限公司)	84,457,759.00	79,820,479.50	4,637,279.50	
220KV-HGIS switching equipment	Shanghai Xidian High Voltage Switchgear Co., Ltd. (上海西電高壓開關有限公司)	11,241,500.00	10,494,900.00	746,600.00	
Anode lifting mechanism	Zhengzhou Jiuda Technology Co., Ltd. (鄭州久達科技有限公司)	23,554,974.00	20,631,594.00	2,923,380.00	
25kg aluminum ingot continuous casting machine equipment in the foundry	Sanmenxia Samsung Equipment Manufacturing Co., Ltd. (三門峽三星裝備製造有限公司)	12,457,040.00	12,265,840.00	191,200.00	
Electrolysis flue gas purification system for alumina dry purification section, etc.	Dalian Bihai Environmental Protection Equipment Co., Ltd. (大連碧海環保設備有限公司)	160,845,654.98	116,779,000.00	44,066,654.98	
Aluminum oxide air cushion belt conveying system	Guizhou Shunan Mechanical and Electric Equipment Co., Ltd.	34,978,268.00	34,878,886.59	99,381.41	
Yangzonghai Roasting Flue Gas Purification and Treatment Improvement Project	Hebei Jinke Environmental Protection Equipment Co., Ltd. (河北金科環保設備有限公司)	2,424,000.00	1,200,000.00	1,224,000.00	
Yangzonghai Roasting Flue Gas Purification and Treatment Improvement Project	Shandong Jien Environmental Protection Technology Co., Ltd. (山東濟恩環保科技有限公司)	2,200,831.12	1,210,534.00	990,297.12	
Yangzonghai Roasting Flue Gas Purification and Treatment Improvement Project	Jinan Huangao Environmental Protection Equipment Co., Ltd. (濟南亘高環保設備有限公司)	550,000.00		550,000.00	
Total		802,386,372.10	633,569,984.09	168,816,388.01	

② As of 30 June 2022, the Company had signed but unpaid contracts for agreed large issuances totaling RMB141,275,085.91, as follows:

Project name	Contract amount	Amount paid	Outstanding amount	Remarks
Multifunctional overhead crane overhaul	1,997,100.00	599,130.00	1,397,970.00	
Maintenance of rectifier transformer and on-load regulator switch	429,997.77		429,997.77	
Bulk alumina transformation project and Jianan project construction project	4,197,767.12	3,987,878.76	209,888.36	
Multifunctional overhead crane air compressor maintenance	597,176.61		597,176.61	
Centrifuge energy saving and power saving overhaul	3,528,320.00		3,528,320.00	
Phase I General Engineering Contract of Post-disaster Restoration and Reconstruction Hydropower Aluminum Project of Ludian 6.5 Magnitude Earthquake by Yunnan Aluminum	2,844,463,925.38	2,797,388,212.72	47,075,712.66	
(Phase II) electrolysis plant second section of construction works (tender)	72,022,716.63	68,421,600.00	3,601,116.63	
(Phase II) electrolysis plant third section construction project (tender)	81,138,829.59	77,934,495.74	3,204,333.85	
(Phase II) power supply rectifier construction project (tender)	28,119,423.29	26,713,451.76	1,405,971.53	
(Phase II) electrolysis plant first section construction project	82,724,286.36	71,130,234.92	11,594,051.44	
(Phase II) No.1 tender of 102 sets of electrolytic cell installation project	35,450,358.46	33,677,820.00	1,772,538.46	
(Phase II) No.2 tender of 102 sets of electrolytic cell installation project	33,836,973.40	32,122,728.62	1,714,244.78	
(Phase II) 73 sets of electrolytic cell installation project (No.4 tender)	25,318,689.81	24,062,929.80	1,255,760.01	
(Phase II) 220KV switchyard and substation rectification system installation project	8,152,351.83	7,744,734.24	407,617.59	
(Phase II) EPC General Contracting of Transitional Power Supply Transmission and Transformation Project	14,390,000.00	13,670,500.00	719,500.00	
(Phase II) Roof and wall envelope structure project	39,087,198.38	33,633,250.31	5,453,948.07	
New carbon materials	127,362,292.45	97,352,057.40	30,010,235.05	
Carbon Project Phase II	225,759,872.70	208,580,026.82	17,179,845.88	
Sporadic Project	22,070,210.74	13,039,353.52	9,030,857.22	
Carbon Project Phase I	1,010,000.00	324,000.00	686,000.00	
Total	3,651,657,490.52	3,510,382,404.61	141,275,085.91	

2. Contingencies

The Company has no significant contingencies that need to be disclosed.

3. Other

XV. EVENTS AFTER THE BALANCE SHEET DATE

1. Significant non-adjusting events

Not applicable.

2. Profit distribution

Not applicable.

3. Sales return

Not applicable.

4. Explanation of other events after the balance sheet date

Not applicable.

XVI. OTHER IMPORTANT MATTERS

1. Correction of previous accounting errors

(1) Retrospective restatement method

Not applicable.

(2) Prospective adoption method

Not applicable.

2. Debt Restructuring

Not applicable.

3. Asset swap

(1) Exchange of non-monetary assets

Not applicable.

(2) Other asset swap

Not applicable.

4. Annuity plan

In accordance with the "Measures for Enterprise Annuities", "Opinions on the Standardized Implementation of Enterprise Annuities by Central Enterprises" and other relevant systems, the Company has formulated the "Rules for the Implementation of the Enterprise Annuity Program of Yunnan Aluminum Co., Ltd." and has established the enterprise annuity system from January 2021 after reporting the same to the Ministry of Human Resources and Social Security of the PRC for approval. The enterprise annuity is applicable to employees who have signed labor contracts with the company and completed the probationary period, participated in the basic pension insurance for enterprise employees according to the law and fulfilled the obligation of making contributions.

5. Termination of operation

Not applicable.

6. Segment information

(1) Determination basis and accounting policies of reporting segments

The Company has three reporting segments with various segments of the Company as follows:

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Company's other subsidiaries and externally to customers outside the Company.

The primary aluminum segment, which consists of procuring alumina and other raw materials, auxiliary materials and electricity, smelting alumina to primary aluminum, and selling to external customers of the Company. This segment also includes the production and sale of carbon products, aluminum alloy and other electrolytic aluminum products.

Other operating segments include the provision of logistics services, re-export trading of alumina, production and sales of metal fuel cells, etc. Inter-segment transfer prices are determined with reference to market prices.

(2) Financial information of reporting segments

Unit: Yuan

Items	Alumina segment	Primary aluminum segment	Other operating segments	Inter-segment elimination	Total
Major business revenue	868,308,908.73	26,042,539,717.50	5,869,535,122.51	-8,135,724,543.28	24,644,659,205.46
Major business cost	741,372,848.84	21,837,470,644.95	5,839,752,985.23	-8,108,185,298.28	20,310,411,180.74
Total assets	6,840,597,229.31	30,982,083,414.20	1,062,162,763.58	-469,876,813.84	38,414,966,593.25
Total liabilities	3,761,071,999.41	10,735,605,241.77	578,207,383.82	-359,098,153.19	14,715,786,471.81

(3) Explanation for the reasons of no reporting segment or inability to disclose the total assets and total liabilities of each reporting segment

Not applicable.

(4) Other explanation

Not applicable.

7. Other important transactions and matters affecting the decision-making of investors

Not applicable.

8. Others

XVII. NOTES TO THE PARENT COMPANY'S FINANCIAL INFORMATION

1. Receivables

(1) Receivables disclosed by category

Unit: Yuan

Category	Closing balance					Opening balance				
	Book balance		Provision for bad debts		Carrying amount	Book balance		Provision for bad debts		Carrying amount
	Amount	Percentage	Amount	Provision Percentage		Amount	Percentage	Amount	Provision Percentage	
Receivable subject to separate assessment for bad debts provision	803,250,725.27	96.92%	9,781,127.43	1.22%	793,469,597.84	1,400,973,579.05	99.58%	9,781,127.43	0.70%	1,391,192,451.62
Including:										
Receivables for which bad debt is prepared based on group combination	25,512,637.64	3.08%	5,775,906.83	22.64%	19,736,730.81	5,864,461.86	0.42%	5,775,906.83	98.49%	88,555.03
Including:										
Total	828,763,362.91	100.00%	15,557,034.26	1.88%	813,206,328.65	1,406,838,040.91	100.00%	15,557,034.26	1.11%	1,391,281,006.65

Provision for bad debts on individual basis:

Unit: Yuan

Name	Closing balance			
	Book balance	Provision for bad debts	Percentage of provision	Reasons for provision
Company A	5,993,178.82	5,993,178.82	100.00%	The counterparty has no liquidating assets, expected to be unrecoverable.
Yunnan Yunlv Leixin Aluminum Co., Ltd. (雲南雲鋁灑鑫鋁業有限公司)	3,787,948.61	3,787,948.61	100.00%	Expected to have longer recovery period, for which there were credit impairment losses.
Total	9,781,127.43	9,781,127.43		

Provision for bad debts on group basis:

Unit: Yuan

Name	Closing balance		
	Book balance	Provision for bad debts	Percentage of provision
1 to 2 years	100,000.00	100,000.00	100.00%
2 to 3 years	215,056.88	208,705.69	97.05%
Over 3 years	5,467,201.14	5,467,201.14	100.00%
3 to 4 years	228,605.71	228,605.71	100.00%
4 to 5 years	50,000.00	50,000.00	100.00%
Over 5 years	5,188,595.43	5,188,595.43	100.00%
Total	5,782,258.02	5,775,906.83	

If the bad debt provision of receivables is made in accordance with the general model of expected credit losses, please disclose the relevant information of bad debt provision with reference to the disclosure method of other receivables:

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	Closing balance
Within 1 year (inclusive)	813,199,977.46
2 to 3 years	4,103,005.49
Over 3 years	11,460,379.96
3 to 4 years	228,605.71
4 to 5 years	6,043,178.82
Over 5 years	5,188,595.43
Total	828,763,362.91

(2) Provision for bad debts made, recovered or reversed during the period

Not applicable.

(3) Receivables actually written off during the period

Not applicable.

(4) Top five debtors of receivables at the end of the period

Unit: Yuan

Company name	Closing balance of receivables	Percentage of total receivables at the end of the period	Closing balance of bad debt provision
Total amount of top five receivables	820,300,702.14	98.98%	9,781,127.43
Total	820,300,702.14	98.98%	

(5) Receivables terminated for recognition due to transfer of financial assets

Not applicable.

(6) The amount of assets and liabilities formed by transfer of receivables and continuous involvement

Not applicable.

2. Other receivables

Unit: Yuan

Items	Closing balance	Opening balance
Dividend receivables	360,000,000.00	981,617,149.00
Other receivables	198,631,818.32	193,182,042.98
Total	558,631,818.32	1,174,799,191.98

(1) Interest receivable

Not applicable.

(2) Dividends receivable

1) Classification of dividends receivable

Unit: Yuan

Item (or investee)	Closing balance	Opening balance
Dividend receivables	360,000,000.00	981,617,149.00
Total	360,000,000.00	981,617,149.00

2) Significant dividend receivables aged over one year

Not applicable.

3) Provision for bad debts

☐ Applicable ☑ Not applicable

(3) Other receivables

1) *Classification of other receivables by nature*

Unit: Yuan

Nature	Closing book balance	Opening book balance
Current accounts receivable	250,233,734.38	245,063,414.04
Deposits and guarantees receivable	1,150,000.00	154,101.00
Temporary loan receivable	20,000,000.00	20,000,000.00
Profit/loss on transition from the acquisition of equity interests receivable	10,418,367.65	10,418,367.65
Other receivables	470,691.28	1,187,135.28
Less: provision for bad debts	-83,640,974.99	-83,640,974.99
Total	198,631,818.32	193,182,042.98

2) *Provision for bad debts*

Unit: Yuan

Provision for bad debts	Stage 1 ECL over the next 12 months	Stage 2 Lifetime ECL (non-credit impaired)	Stage 3 Lifetime ECL (credit impaired)	Total
Balance at 1 January 2022	349,512.70		83,291,462.29	83,640,974.99
Balance at 1 January 2022 in the current period				
Balance at 30 June 2022	349,512.70		83,291,462.29	83,640,974.99

Changes in book balance with significant changes in loss provision for the period

☐ Applicable ☑ Not applicable

Disclosure by ageing

Unit: Yuan

Aging	Closing balance
Within 1 year (inclusive)	65,151,057.24
1 to 2 years	1,020,000.00
2 to 3 years	41,633,793.45
Over 3 years	174,467,942.62
3 to 4 years	156,635,458.66
4 to 5 years	6,000.00
Over 5 years	17,826,483.96
Total	282,272,793.31

3) *Provision for bad debts made, recovered or reversed in the current period*

Not applicable.

4) *Other receivables actually written off during the period*

Not applicable.

5) *Top five debtors of other receivables at the end of the period*

Unit: Yuan

Name of entity	Nature of amount	Closing balance	Aging	Percentage of the closing balance of other receivables	Closing balance of provision for bad debt
Yunnan Yunlv Leixin Aluminum Co., Ltd. (雲南雲鋁瀝鑫鋁業有限公司)	Current accounts receivable	198,016,869.21	2-3 years	70.15%	66,889,933.53
Yunnan Yunlv Zexin Aluminum Co., Ltd.	Current accounts receivable	24,287,097.74	1-2 years	8.60%	
Yunnan Wenshan Aluminum Co., Ltd.	Temporary loan receivable, current accounts receivable	22,405,500.53	within 1 year	7.94%	
Yunnan Yuanxin Charcoal Co., Ltd.	Current accounts receivable	11,387,478.31	within 1 year	4.03%	
Company F	Receivable profit/ loss on transition of equity interests	10,418,367.65	over 3 years	3.69%	10,418,367.65
Total		266,515,313.44		94.41%	77,308,301.18

6) *Receivables involving in government grants*

Not applicable.

7) *Other receivables terminated for recognition due to transfer of financial assets*

Not applicable.

8) *The amount of assets and liabilities formed by transfer of other receivables and continuous involvement*

Not applicable.

3. Long-term equity investments

Unit: Yuan

	Closing balance			Opening balance		
Items	Book balance	Provision for impairment	Carrying value	Book balance	Provision for impairment	Carrying value
Investment in subsidiaries	11,698,126,963.35	127,100,000.00	11,571,026,963.35	11,698,126,963.35	127,100,000.00	11,571,026,963.35
Investment in associates and joint ventures	303,136,150.62	27,736,226.30	275,399,924.32	245,790,269.64	27,736,226.30	218,054,043.34
Total	12,001,263,113.97	154,836,226.30	11,846,426,887.67	11,943,917,232.99	154,836,226.30	11,789,081,006.69

(1) Investment in subsidiaries

Unit: Yuan

Investee	Opening balance (carrying value)	Changes for the period: Increase in investment	Decrease in investment	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
Yunnan Yunlv Huixin Trade Co., Ltd.	76,500,000.00					76,500,000.00	
Yunnan Yunlv Zexin Aluminum Co., Ltd.	1,217,892,385.53					1,217,892,385.53	
Yunnan Yunlv Leixin Aluminum Co., Ltd. (雲南雲鋁澧鑫鋁業有限公司)							120,000,000.00
Yunnan Huaping Fengxin Electric Power Development Co., Ltd (雲南華坪灃鑫電力開發有限公司)							5,100,000.00
Yunnan Yunlv Hongxin Aluminum Co., Ltd. (雲南雲鋁泓鑫鋁業有限公司)	70,000,000.00					70,000,000.00	
Yunnan Haoxin Aluminum Foil Co., Ltd.	843,775,341.13					843,775,341.13	
Heqing Yixin Aluminum Co., Ltd.	1,261,590,400.00					1,261,590,400.00	
Yunnan Yuanxin Charcoal Co., Ltd.	1,042,637,930.05					1,042,637,930.05	
Yunnan Yunlv Haixin Aluminum Co., Ltd.	1,609,486,328.60					1,609,486,328.60	
Yunnan Yunlv Runxin Aluminum Co., Ltd.	840,422,701.06					840,422,701.06	
Yunnan Wenshan Aluminum Co., Ltd.	3,431,213,751.03					3,431,213,751.03	
Qujing Yunal Ganxin Aluminum Co., Ltd	32,112,435.83					32,112,435.83	
Yunnan Yunlv Yongxin Aluminum Co., Ltd.	867,385,624.72					867,385,624.72	
Yunnan Yaneng Carbon Asset Management Co., Ltd. (雲南亞能碳資產管理有限公司)	1,230,000.00					1,230,000.00	
Yunnan Yunlv Luyuan Engineering Technology Co., Ltd.	34,000,000.00					34,000,000.00	
Yunnan Runmai New Energy Vehicle Co., Ltd. (雲南潤邁新能源車業有限公司)							2,000,000.00
Yunnan Yunlv Logistics Investment Co., Ltd	141,141,465.40					141,141,465.40	
Yunnan Aluminum International Company Limited (雲鋁國際有限公司)	101,638,600.00					101,638,600.00	
Total	11,571,026,963.35					11,571,026,963.35	127,100,000.00

(2) Investments in associates and joint ventures

Unit: Yuan

Invested Entity	Opening balance (carrying value)	Changes for the period: Increase in investment	Decrease in investment	Investment gains/losses recognized under equity method	Adjustment for other comprehensive income	Change in other equity	Declared and paid cash dividends or profits	Provision for impairment	Others	Closing balance (carrying value)	Closing balance of provision for impairment
I. Joint ventures											
II. Associates											
Yunnan Suntone Yunnan Aluminum Carbon Material Co., Ltd (雲南索通雲鋁炭材料有限公司)	165,599,890.80			57,376,639.94						222,976,530.74	
Yunnan Metallurgical Resources Co. Ltd (雲南冶金資源股份有限公司)	43,845,084.87			-35,081.21						43,810,003.66	27,736,226.30
Yunnan Zhonghui Energy Co., Ltd (雲南中慧能源有限公司)	8,609,067.67			4,322.25						8,613,389.92	
Kunming Heavy Industry Jiasheng Huijie Special Equipment Manufacturing Co., Ltd (昆明重工佳盛慧潔特種設備製造公司)											
Sub-total	218,054,043.34			57,345,880.98						275,399,924.32	27,736,226.30
Total	218,054,043.34			57,345,880.98						275,399,924.32	27,736,226.30

(3) Other explanation

Not applicable.

4. **Operating income and operating costs**

Unit: Yuan

Items	Amount for the current period		Amount for the previous period	
	Revenue	Cost	Revenue	Cost
Principal operations	25,702,683,768.79	25,366,111,535.15	24,992,326,378.39	24,606,447,813.54
Other operations	148,618,368.42	138,531,564.97	121,541,413.13	106,497,450.06
Total	25,851,302,137.21	25,504,643,100.12	25,113,867,791.52	24,712,945,263.60

Revenue-related information:

Unit: Yuan

Contract classification	Primary aluminum segment	Trade and other Segments	Total
Product type			
Including:			
Sale of goods	1,907,281,930.42	23,899,532,908.20	25,806,814,838.62
Provision of services			
Total	1,907,281,930.42	23,899,532,908.20	25,806,814,838.62
By region of operation			
Including:			
Domestic	1,907,281,930.42	23,899,532,908.20	25,806,814,838.62
International			
Total	1,907,281,930.42	23,899,532,908.20	25,806,814,838.62

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

Contract classification	Primary aluminum segment	Trade and other Segments	Total
By market or customer type			
Including:			
Contract type			
Including:			
Classification by the time of commodity transfer			
Including:			
Revenue recognition at a point in time	1,907,281,930.42	23,899,532,908.20	25,806,814,838.62
Revenue recognition over a period of time			
Total	1,907,281,930.42	23,899,532,908.20	25,806,814,838.62
By contract term			
Including:			
By sales channel			
Including:			
Total			

Information related to performance obligations:

The following table shows the amount of revenue recognised in the current reporting period included in contract liabilities at the beginning of the reporting year:

Unit: Yuan

Items	January – June 2022
Recognised revenue included in contract liabilities at the beginning of the year:	
– Product sales	505,396,564.99
– Others	
Total	505,396,564.99

A summary of the Company's performance obligations is as follows:

Product sales: except for most customers, who usually require payment in advance, performance obligations are usually deemed to be satisfied upon delivery of the product, and payment terms are generally agreed to be within 30 days upon delivery of the product. Product sales are usually completed within a very short period of time and performance obligations are mostly satisfied within one year or less.

Provision of services: As services are provided, performance obligations are fulfilled over time and payment is usually received upon completion of the related services.

Information regarding the expected recognition of revenue for the remaining performance obligations under the contract (contracts have been entered into but revenue has not been recognised as of the end of June 2022):

Unit: Yuan

	Within one year	Over one year
Sale of goods	27,534,292,035.40	
Other		
Total	27,534,292,035.40	

The amount of revenue corresponding to performance obligations that have been contracted but not yet performed or completed at the end of the reporting period is estimated based on the estimated selling price of RMB27,534,292,035.40, of which RMB27,534,292,035.40 is expected to be recognised as revenue in 2022. The actual situation will be affected by factors such as fluctuations in the price of aluminum commodities.

Information related to the transaction price appropriated to the remaining performance obligations:

The amount of revenue corresponding to performance obligations that have been contracted for but not yet performed or completed at the end of the reporting period was RMB27,534,292,035.40, of which RMB27,534,292,035.40 is expected to be recognised as revenue in 2022.

5. **Investment income**

Unit: Yuan

Items	Amount for the current period	Amount for the previous period
Income from long-term equity investment under equity method	57,345,880.98	-666,686.13
Investment income arising from entrusted loans	21,687,555.58	29,171,716.00
Other		546.16
Total	79,033,436.56	28,505,576.03

6. **Others**

XVIII. SUPPLEMENTARY INFORMATION

1. **Breakdown of current non-recurring profit or loss**

☑ Applicable ☐ Not applicable

Unit: Yuan

Items	Amount	Description
Gains/(Losses) from disposal of non-current assets	-81,201.17	Not applicable
Government grants included in profit or loss for the period (other than on-gonging government grants which closely related to the corporate business and was in compliance with the national policy and granted based on a fixed amount or a fixed quantity)	21,164,607.34	
Capital occupation fee charged to non-financial enterprises included in profit or loss for the pe	1,337,006.98	
Other non-operating income and expenses other than above items	2,379,129.34	Not applicable
Less: effect of income tax	3,964,840.35	Not applicable
Effect of minority interests	3,021,708.48	Not applicable
Total	17,812,993.66	–

Details of other profit and loss items that meet the definition of profit and loss on non-recurring basis:

☐ Applicable ☑ Not applicable

The Company has no specific circumstances of other profit and loss items that meet the definition of profit and loss on non-recurring basis.

Explanation on defining non-recurring profit and loss items listed in the "Explanatory Announcement No. 1 for Information Disclosure for Public Issuers of Securities – Non-recurring Profit and Loss Item" as recurring profit and loss items

☐ Applicable ☑ Not applicable

2. **Return on net assets and earnings per share**

Profit for the reporting period	Weighted average return on net assets	Earnings per share	
		Basic earnings per share *(Yuan/share)*	Diluted earnings per share *(Yuan/share)*
Net profit attributable to ordinary shareholders of the Company	13.63%	0.77	0.77
Net profit attributable to ordinary shareholders of the Company after deducting non-recurring profit or loss	13.54%	0.76	0.76

3. **Description of differences on figures by domestic and foreign accounting standards**

(1) Differences between net profit and net assets in financial reports disclosed in accordance with international accounting standards and PRC GAAP

☐ Applicable ☑ Not applicable

(2) Differences in net profit and net assets in financial reports disclosed in accordance with foreign accounting standards and PRC GAAP

☐ Applicable ☑ Not applicable

(3) Reason(s) for accounting difference between domestic and international accounting standards; if adjustment has been made to data audited by overseas audit firm, specify the name of the overseas audit firm

4. Other

Not applicable.

The Board of Directors of Aluminum Corporation of China Limited
19 August 2022

2. DIFFERENCES IN ACCOUNTING POLICIES ADOPTED BY THE COMPANY AND THE TARGET COMPANY

As described in the section entitled "Letter from the Board – Waiver from Strict Compliance with Rule 14.67(6)(a)(i) of the Hong Kong Listing Rules", the Company has applied to the Hong Kong Stock Exchange for, and been granted, a waiver from the requirement to produce an accountants' report on Yunnan Aluminum in accordance with Rule 14.67(6)(a)(i) of the Listing Rules.

Instead, this Supplemental Circular contains a copy of the English translation of the audited consolidated financial statements of Yunnan Aluminum for the financial years ended 31 December 2019, 2020 and 2021, and the unaudited consolidated financial statements of Yunnan Aluminum for the six months ended 30 June 2022 prepared in accordance with China Accounting Standard for Business Enterprise ("**CAS**") (the "**Target Group Historical Track Record Accounts**") as set out in the section entitled "Financial Information of the Target Group".

The Target Group Historical Track Record Accounts cover the consolidated statement of financial position of Yunnan Aluminum as at 31 December 2019, 2020 and 2021, and the six months ended 30 June 2022 and the consolidated income statement, consolidated changes in equity, consolidated statement of cash flows, and the notes to the consolidated financial statements of Yunnan Aluminum for each of the years ended 31 December 2019, 2020 and 2021, and the six months ended 30 June 2022 (the "**Reporting Periods**").

The accounting policies adopted in the preparation of the Target Group Historical Track Record Accounts are substantially consistent with the accounting policies adopted by the Company, which comply with International Financial Reporting Standards ("**IFRS**") issued by the International Accounting Standards Board, except for:

- the accounting policy for certain assets transferred in accordance with the relevant policies issued by the Ministry of Finance of the PRC ("**MOF**"), as set out in Note i to the "Reconciliation";
- the accounting policy for appropriation of safety fund which is reserved for future safety related expenditures, as set out in Note ii to the "Reconciliation";
- the adoption for new lease standard and the new revenue standard, as set out in Note iii and iv to the "Reconciliation"; and
- the reclassification of certain the account captions, as set out in Note v to the "Reconciliation".

RECONCILIATION INFORMATION

(1) Basis of Preparation

In addition to inclusion of the Target Group Historical Track Record Accounts in the Supplemental Circular, a reconciliation has been prepared by the directors of the Company by comparing the accounting policies adopted by Yunnan Aluminum for the preparation of the Yunnan Aluminum Historical Track Record Accounts and the accounting policies adopted by the Group, and quantifying the relevant material financial effects of such differences as if it had been prepared in accordance with the accounting policies adopted by the Group which are in the compliance with IFRS (the "**Reconciliation Information**"). Your attention is drawn to the fact that as the Reconciliation Information has not been subject to an independent audit and accordingly, no opinion is expressed by an auditor or reporting accountants on whether it presents a true and fair view of the Yunnan Aluminum's consolidated financial position as at 31 December 2019, 2020, 2021 and the six months ended 30 June 2022, nor its consolidated results for the years or period then ended under the accounting policies adopted by the Group.

PricewaterhouseCoopers was engaged by the Company to conduct work on the Reconciliation Information in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" ("**HKSAE 3000**") issued by the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**").

The work conducted by PricewaterhouseCoopers consisted primarily of:

(a) comparing the "Unadjusted CAS Financial Information" of the Reconciliation Information with the audited consolidated financial statements of the Target Group under CAS for each of the years ended 31 December 2019, 2020 and 2021, and the unaudited consolidated financial statements of the Target Group prepared under CAS for the six months ended 30 June 2022, as set out in Appendix III of the Supplemental Circular;

(b) assessing the appropriateness of the adjustments made in arriving at the "Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies" of the Reconciliation Information, which included evaluating the differences between the accounting policies adopted by the Target Group and the accounting policies adopted by the Group for each of the years ended 31 December 2019, 2020 and 2021, and the six months ended 30 June 2022, as set out in Appendix III to the Supplemental Circular, and obtaining evidence supporting the adjustments made in arriving at the "Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies"; and

(c) checking the arithmetic accuracy of the calculation of the "Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies" of the Reconciliation Information.

For the purposes of this engagement, PricewaterhouseCoopers are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Reconciliation Information, nor have PricewaterhouseCoopers, in the course of this engagement, performed an audit or review of the financial information used in compiling the Reconciliation Information. PricewaterhouseCoopers's engagement was intended solely for the use of the board of directors of the Company in connection with the Supplemental Circular and may not be suitable for any other purpose.

Based on the work performed, PricewaterhouseCoopers has concluded that:

(a) the "Unadjusted CAS Financial Information" of the Reconciliation Information is in agreement with the audited consolidated financial statements of the Target Group prepared under CAS for each of the years ended 31 December 2019, 2020 and 2021 and the unaudited consolidated financial statements of the Target Group prepared under CAS for the six months ended 30 June 2022, as set out in Appendix III to the Supplemental Circular; and

(b) the adjustments made in arriving at the "Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies" of the Reconciliation Information reflect, in all material respects, the differences between the accounting policies adopted by the Target Group and the accounting policies adopted by the Group for each of the years ended 31 December 2019, 2020 and 2021 and for the six months ended 30 June 2022, as set out in Appendix III to the Supplemental Circular; and

(c) the calculation of the "Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies" of the Reconciliation Information is arithmetically accurate.

RECONCILIATION INFORMATION

(II) Reconciliation

Consolidated Balance Sheet	As at 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments		GAAP difference		Reclassification	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current assets							
Cash and cash equivalents	1,856,527					(1,856,527)	
Cash and cash equivalents						1,752,538	1,752,538
Restricted cash						103,989	103,989
Notes receivables	3,659					(3,659)	
Accounts receivables	189,179					(189,179)	
Receivables financing	133,302					(133,302)	
Trade and notes receivables						326,140	326,140
Inventories	4,292,160						4,292,160
Advance to suppliers	90,817					(90,817)	
Other receivables	66,677					(66,677)	
Other current assets	92,289					157,494	249,783
Total current assets	6,724,610						6,724,610

Consolidated Balance Sheet	As at 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments		GAAP difference		Reclassification	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Non-current assets							
Long-term equity investments	472,238					(472,238)	
Investments in associates						472,238	472,238
Investments in other equity instruments	57,868					(57,868)	
Other financial assets measured at fair value						57,868	57,868
Fixed assets	25,990,763					(25,990,763)	
Construction in progress	1,159,431					(1,159,431)	
Property, plant and equipment						27,150,195	27,150,195
Right-of-use assets	15,549					1,573,051	1,588,600
Intangible assets	3,231,601					(1,573,051)	1,658,550
Development costs	197					(197)	
Long-term prepaid expenses	101,695					(101,695)	
Deferred tax assets	384,603						384,603
Other non-current assets	276,412					101,891	378,303
Total non-current assets	31,690,357						31,690,357
Total assets	38,414,967						38,414,967

Consolidated Balance Sheet

	As at 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments		GAAP difference		Reclassification	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current liabilities							
Short-term borrowings	1,431,897					(1,431,897)	
Interest-bearing loans and borrowings						2,618,677	2,618,677
Notes payables	540,000					(540,000)	
Accounts payables	4,683,181					(4,683,181)	
Trade and notes payables						5,223,181	5,223,181
Contract liabilities	176,666						176,666
Employee benefits payable	389,960					(389,960)	
Taxes payable	420,283					(420,283)	
Income tax payable						268,459	268,459
Other payables	279,081					(279,081)	
Current portion of non-current liabilities	1,186,780					(1,186,780)	
Other current liabilities	22,965					(22,965)	
Other payables and accrued liabilities						843,830	843,830
Total current liabilities	9,130,813						9,130,813

Consolidated Balance Sheet

	As at 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments		GAAP difference		Reclassification	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Non-current Liabilities							
Long-term borrowings	5,176,200					(5,176,200)	
Lease liabilities	3,911					(3,911)	
Interest-bearing loans and borrowings						5,180,111	5,180,111
Long-term payables	990					(990)	
Long-term employee benefits payable	38,056					(38,056)	
Estimated liabilities	87,260					(87,260)	
Deferred gains	228,395					(228,395)	
Deferred tax liabilities	42,162						42,162
Other non-current liabilities	8,000					354,701	362,701
Total non-current liabilities	5,584,974						5,584,974
Total liabilities	14,715,787						14,715,787

Consolidated Balance Sheet	As at 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
				GAAP difference		Reclassification	
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Equity							
Share capital	3,467,957						3,467,957
Capital surplus	10,681,513	13,936				(10,695,449)	
Other comprehensive income	(48,282)					48,282	
Special reserve	158,808					(158,808)	
Surplus reserve	452,705					(452,705)	
Other reserves						11,258,680	11,258,680
Retained earnings	5,785,379	(13,936)					5,771,443
Total equity attributable to owners of the company	20,498,080						20,498,080
Non-controlling interests	3,201,100						3,201,100
Total owners' equity	23,699,180						23,699,180

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Income Statement	For the six months ended 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
				GAAP difference		Reclassification	
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue	24,785,706						24,785,706
Cost of sales	(20,427,803)		24,870			(35,107)	(20,438,040)
Taxes and surcharges	(178,703)					178,703	
Selling and distribution expense	(34,447)						(34,447)
General and administrative expenses	(342,961)					(150,289)	(493,250)
Research and development expenses	(43,187)						(43,187)
Finance expenses	(146,546)					146,546	
Other income	21,165						21,165
Investment gains	65,611					(65,611)	
Credit impairment losses	(317)					317	
Impairment losses on financial assets						(317)	(317)
Asset impairment losses	(2,976)					2,976	
Impairment losses on property, plant and equipment							
Gains on disposals of assets	95					(95)	
Other gains, net		(1,560)				2,298	738
Operating profit	3,695,637	(1,560)	24,870			79,421	3,798,368
Non-operating income	2,625					(2,625)	
Non-operating expenses	(422)					422	
Finance income						23,559	23,559
Finance costs						(166,388)	(166,388)
Share of net profits of investments accounted for using the equity method						65,611	65,611
Profit before income tax	3,697,840	(1,560)	24,870				3,721,150

Consolidated Income Statement	For the six months ended 30 June 2022						
	Unadjusted CAS Financial Information (Unaudited)	Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
		GAAP difference				Reclassification	
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Income tax expenses	(555,700)						(555,700)
Profit for the period	3,142,140	(1,560)	24,870				3,165,450
Owners of the Company	2,665,123	(1,560)	22,049				2,685,612
Non-controlling interests	477,017		2,821				479,838
Other comprehensive income for the period, net of tax	(4,067)						(4,067)
Total comprehensive income for the period	3,138,073	(1,560)	24,870				3,161,383
Owners of the Company	2,661,057	(1,560)	22,049				2,681,546
Non-controlling interests	477,016		2,821				479,837
Basic earnings per share attributable to ordinary equity holders of the Company	0.77						0.78
Diluted earnings per share attributable to ordinary equity holders of the Company	0.77						0.78

Consolidated balance sheet	As at 31 December 2021						
	Unadjusted CAS Financial Information (Audited)	Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
		GAAP difference				Reclassification	
		(Note i)	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current assets							
Cash at bank and on hand	1,622,638					(1,622,638)	
Cash and cash equivalents						1,546,398	1,546,398
Restricted cash						76,240	76,240
Notes receivables	66,672					(66,672)	
Accounts receivables	34,693					(34,693)	
Receivables financing	170,610					(170,610)	
Trade and notes receivables						271,975	271,975
Inventories	3,041,709						3,041,709
Advance to suppliers	103,539					(103,539)	
Other receivables	67,869					(67,869)	
Other current assets	252,765					171,408	424,173
Total current assets	5,360,495						5,360,495
Non-current assets							
Long-term equity investments	406,628					(406,628)	
Investments in associates						406,628	406,628
Investments in other equity instruments	64,445					(64,445)	
Other financial assets measured at fair value						64,445	64,445
Fixed assets	25,233,852					(25,233,852)	
Construction in progress	2,614,997					(2,614,997)	
Property, plant and equipment						27,848,849	27,848,849
Right-of-use assets	62,869					1,574,320	1,637,189
Intangible assets	3,235,665					(1,574,320)	1,661,345
Long-term prepaid expenses	60,230					(60,230)	
Deferred tax assets	500,454						500,454
Other non-current assets	297,486					60,230	357,716
Total non-current assets	32,476,626						32,476,626
Total assets	37,837,121						37,837,121

Consolidated balance sheet	As at 31 December 2021						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
	Unadjusted CAS Financial Information	GAAP difference				Reclassification	
	(Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current liabilities							
Short-term borrowings	2,717,848					(2,717,848)	
Interest-bearing loans and other borrowings						3,074,702	3,074,702
Notes payables	120,000					(120,000)	
Accounts payables	5,037,637					(5,037,637)	
Trade and notes payables						5,157,637	5,157,637
Contract liabilities	303,476						303,476
Employee benefits payable	306,168					(306,168)	
Taxes payable	442,837					(442,837)	
Income tax payable						271,909	271,909
Other payables	407,516					(407,516)	
Current portion of non-current liabilities	460,877					(460,877)	
Other current liabilities	40,963					(40,963)	
Other payables and accrued liabilities						1,028,598	1,028,598
Total current liabilities	9,836,322						9,836,322

Consolidated balance sheet	As at 31 December 2021						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
	Unadjusted CAS Financial Information	GAAP difference				Reclassification	
	(Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Non-current Liabilities							
Long-term borrowings	6,667,060					(6,667,060)	
Lease liabilities	5,122					(5,122)	
Interest-bearing loans and borrowings						6,672,172	6,672,172
Long-term payables	1,287					(1,287)	
Long-term employee benefits payable	43,674					(43,674)	
Provisions	128,326					(128,326)	
Deferred income	211,827					(211,827)	
Deferred tax liabilities	25,175						25,175
Other non-current liabilities	8,000					385,114	393,114
Total non-current liabilities	7,090,461						7,090,461
Total liabilities	16,926,783						16,926,783

Consolidated balance sheet	As at 31 December 2021						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Equity							
Share capital	3,467,957						3,467,957
Capital surplus	10,683,073	12,376				(10,695,449)	
Other comprehensive income	(44,215)					44,215	
Special reserve	136,758					(136,758)	
Surplus reserve	452,706					(452,706)	
Other reserves						11,240,697	11,240,697
Retained earnings	3,495,042	(12,376)					3,482,666
Total equity attributable to owners of the company	18,191,320						18,191,320
Non-controlling interests	2,719,018						2,719,018
Total owners' equity	20,910,338						20,910,338

Consolidated income statement	Year ended 31 December 2021						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue	41,668,819						41,668,819
Cost of sales	(33,180,333)		77,295			(153,136)	(33,256,174)
Taxes and surcharges	(327,366)					327,366	
Selling and distribution expense	(68,307)						(68,307)
General and administrative expenses	(773,518)					(193,662)	(967,180)
Research and development expenses	(55,244)						(55,244)
Finance expenses	(588,143)					588,143	
Other income	31,668					9	31,677
Investment income	784					(784)	
Credit impairment losses	(4,595)					4,595	
Impairment losses on financial assets						(4,595)	(4,595)
Asset impairment losses	(1,984,916)					1,984,916	
Impairment losses on property, plant and equipment						(1,736,542)	(1,736,542)
Gains on disposals of assets	2,365					(2,365)	
Other losses, net		(340)				(258,448)	(258,788)

Consolidated income statement	Year ended 31 December 2021						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Operating profit	4,721,214	(340)	77,295			555,497	5,353,666
Non-operating income	4,109					(4,109)	
Non-operating expenses	(37,192)					37,192	
Finance income						31,058	31,058
Finance costs						(613,694)	(613,694)
Share of net profits of investments accounted for using the equity method						(5,944)	(5,944)
Profit before income tax	4,688,131	(340)	77,295				4,765,086

Consolidated income statement	Year ended 31 December 2021						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Income tax expenses	(475,795)						(475,795)
Profit for the year	4,212,336	(340)	77,295				4,289,291
Owners of the Company	3,319,026	(340)	66,973				3,385,659
Non-controlling interests	893,310		10,322				903,632
Other comprehensive income for the period, net of tax	12,733						12,733
Total comprehensive income for the period	4,225,069	(340)	77,295				4,302,024
Owners of the Company	3,331,759	(340)	66,973				3,398,392
Non-controlling interests	893,310		10,322				903,632
Basic earnings per share attributable to ordinary equity holders of the Company	1.06						1.09
Diluted earnings per share attributable to ordinary equity holders of the Company	1.06						1.09

Consolidated balance sheet	As at 31 December 2020						
		Adjustments					
	Unadjusted CAS Financial Information	GAAP difference				Reclassification	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
	(Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current assets							
Cash at bank and on hand	1,186,778					(1,186,778)	
Cash and cash equivalents						541,354	541,354
Restricted cash						645,424	645,424
Accounts receivables	162,617					(162,617)	
Receivables financing	274,918					(274,918)	
Trade and notes receivables						437,535	437,535
Inventories	3,543,979						3,543,979
Advance to suppliers	134,967					(134,967)	
Other receivables	73,711					(73,711)	
Other current assets	674,408					208,678	883,086
Total current assets	6,051,378						6,051,378
Non-current assets							
Long-term equity investments	474,038					(474,038)	
Investments in associates						474,038	474,038
Investments in other equity instruments	56,009					(56,009)	
Other financial assets measured at fair value						56,009	56,009
Fixed assets	28,115,807					(28,115,807)	
Construction in progress	1,998,518					(1,998,518)	
Property, plant and equipment						30,114,325	30,114,325
Intangible assets	2,954,748					(1,621,950)	1,332,798
Right-of-use assets				62,825		1,621,950	1,684,775
Deferred tax assets	266,312						266,312
Long-term prepaid expenses	98,294			(49,491)		(48,803)	
Other non-current assets	1,003,494					48,803	1,052,297
Total non-current assets	34,967,220			13,334			34,980,554
Total assets	41,018,598			13,334			41,031,932

Consolidated balance sheet	As at 31 December 2020						
		Adjustments					
	Unadjusted CAS Financial Information	GAAP difference				Reclassification	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
	(Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current liabilities							
Short-term borrowings	5,632,439					(5,632,439)	
Interest-bearing loans and other borrowings				4,496		6,190,957	6,195,453
Notes payables	2,014,772					(2,014,772)	
Accounts payables	7,347,790					(7,347,790)	
Trade and notes payables						9,362,562	9,362,562
Contract liabilities	197,817						197,817
Employee benefits payable	282,482					(282,482)	
Taxes payable	207,953					(207,953)	
Income tax payable						33,784	33,784
Other payables	285,048					(285,048)	
Current portion of non-current liabilities	1,358,468					(1,358,468)	
Other current liabilities	25,821					(25,821)	
Other payables and accrued liabilities						1,567,470	1,567,470
Total current liabilities	17,352,590			4,496			17,357,086
Non-current Liabilities							
Long-term borrowings	9,357,662					(9,357,662)	
Interest-bearing loans and borrowings				8,838		9,357,662	9,366,500
Long-term payables	108,647					(108,647)	
Long-term employee benefits payable	65,633					(65,633)	
Provisions	82,506					(82,506)	
Deferred income	207,224					(207,224)	
Deferred tax liabilities	32,638						32,638
Other non-current liabilities	53,000					464,010	517,010
Total non-current liabilities	9,907,310			8,838			9,916,148
Total liabilities	27,259,900			13,334			27,273,234

Consolidated balance sheet	As at 31 December 2020						
		Adjustments					
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Equity							
Share capital	3,128,207						3,128,207
Capital surplus	8,033,154	12,036				(8,045,190)	
Other comprehensive income	(69,015)					69,015	
Special reserve	69,785					(69,785)	
Surplus reserve	345,045					(345,045)	
Other reserves						8,391,005	8,391,005
Retained earnings	298,518	(12,036)					286,482
Total equity attributable to owners of the company	11,805,694						11,805,694
Non-controlling interests	1,953,004						1,953,004
Total owners' equity	13,758,698						13,758,698

Consolidated income statement	Year ended 31 December 2020						
		Adjustments					
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue	29,573,101						29,573,101
Cost of sales	(26,333,734)		18,858			(198,889)	(26,513,765)
Taxes and surcharges	(278,284)					278,284	
Selling and distribution expenses	(56,708)						(56,708)
General and administrative expenses	(683,530)					(174,192)	(857,722)
Research and development expenses	(31,115)						(31,115)
Finance expenses	(646,816)					646,816	
Other income	165,247					653	165,900
Investment gains	32,264					(32,264)	
Credit impairment losses	12,666						12,666
Impairment losses on property, plant and equipment						(264,415)	(264,415)
Asset impairment losses	(384,664)					384,664	
Gains on disposals of assets	1,597					(1,597)	
Other losses, net		(13,138)				(156)	(13,294)
Operating profit	1,370,024	(13,138)	18,858			638,904	2,014,648
Non-operating income	8,856					(8,856)	
Non-operating expenses	(22,374)					22,374	
Finance income						35,345	35,345
Finance costs						(677,886)	(677,886)
Share of net profits of investments accounted for using the equity method						(9,881)	(9,881)
Profit before income tax	1,356,506	(13,138)	18,858				1,362,226

Consolidated income statement	Year ended 31 December 2020						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Income tax expenses	(122,719)						(122,719)
Profit for the year	1,233,787	(13,138)	18,858				1,239,507
Owners of the Company	902,555	(13,138)	16,995				906,412
Non-controlling interests	331,232		1,863				333,095
Other comprehensive income for the period, net of tax	(43,610)						(43,610)
Total comprehensive income for the period	1,190,177	(13,138)	18,858				1,195,897
Owners of the Company	859,059	(13,138)	16,995				862,916
Non-controlling interests	331,118		1,863				332,981
Basic earnings per share attributable to ordinary equity holders of the Company	0.29						0.29
Diluted earnings per share attributable to ordinary equity holders of the Company	0.29						0.29

Consolidated balance sheet	As at 31 December 2019						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cash at bank and on hand	4,062,271					(4,062,271)	
Cash and cash equivalents						3,260,720	3,260,720
Restricted cash						791,551	791,551
Accounts receivables	237,617					(237,617)	
Receivables financing	545,645					(545,645)	
Trade and notes receivables						783,262	783,262
Inventories	3,375,667						3,375,667
Advance to suppliers	94,918					(94,918)	
Other receivables	152,866					(152,866)	
Other current assets	608,463					247,784	856,247
Total current assets	9,067,447						9,067,447
Non-current assets							
Long-term equity investments	345,922					(345,922)	
Investments in associates						345,922	345,922
Investments in other equity instruments	215,395					(215,395)	
Other financial assets measured at fair value						215,395	215,395
Fixed assets	22,697,666					(22,697,666)	
Construction in progress	3,556,880					(3,556,880)	
Property, plant and equipment						26,254,546	26,254,546
Intangible assets	2,656,426					(1,367,883)	1,288,543
Long-term prepaid expenses	95,491			(51,525)		(43,966)	
Right-of-use assets				67,299		1,367,883	1,435,182
Deferred tax assets	255,018						255,018
Other non-current assets	689,212					43,966	733,178
Total non-current assets	30,512,010			15,774			30,527,784
Total assets	39,579,457			15,774			39,595,231

Consolidated balance sheet	As at 31 December 2019						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Current liabilities							
Short-term borrowings	8,501,813					(8,501,813)	
Interest-bearing loans and other borrowings				4,004		10,646,793	10,650,797
Derivative financial liabilities	505					(505)	
Financial liabilities at fair value through profit and loss						505	505
Notes payables	1,276,248					(1,276,248)	
Accounts payables	5,889,024					(5,889,024)	
Trade and notes payables						7,165,272	7,165,272
Advances from customers	179,160				(179,160)		
Contract liabilities					158,567		158,567
Employee benefits payable	173,070					(173,070)	
Taxes payable	173,394					(173,394)	
Income tax payable						36,216	36,216
Other payables	367,761					(367,761)	
Current portion of non-current liabilities	3,953,691					(3,953,691)	
Other payables and accrued liabilities					20,593	2,486,720	2,507,313
Total current liabilities	20,514,666			4,004			20,518,670

Consolidated balance sheet	As at 31 December 2019						
		Adjustments					Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies
		GAAP difference				Reclassification	
	Unadjusted CAS Financial Information (Audited)	*(Note i)*	*(Note ii)*	*(Note iii)*	*(Note iv)*	*(Note v)*	(Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Non-current Liabilities							
Long-term borrowings	4,701,180					(4,701,180)	
Interest-bearing loans and borrowings				11,770		4,701,180	4,712,950
Long-term payables	1,399,417					(1,399,417)	
Long-term employee benefits payable	62,420					(62,420)	
Provisions	72,934					(72,934)	
Deferred income	211,363					(211,363)	
Deferred tax liabilities	35,984						35,984
Other non-current liabilities	8,000					1,746,134	1,754,134
Total non-current liabilities	6,491,298			11,770			6,503,068
Total liabilities	27,006,964			15,774			27,021,738
Equity							
Share capital	3,128,207						3,128,207
Capital surplus	8,023,273	(1,102)				(8,022,171)	
Other comprehensive income	(25,519)					25,519	
Special reserve	52,702					(52,702)	
Surplus reserve	345,045					(345,045)	
Other reserves						8,394,399	8,394,399
Accumulated losses	(604,039)	1,102					(602,937)
Total equity attributable to owners of the company	10,919,669						10,919,669
Non-controlling interests	1,653,824						1,653,824
Total owners' equity	12,573,493						12,573,493

Consolidated income statement — Year ended 31 December 2019

	Unadjusted CAS Financial Information (Audited)	Adjustments: GAAP difference (*Note i*)	Adjustments: GAAP difference (*Note ii*)	Adjustments: GAAP difference (*Note iii*)	Adjustments: GAAP difference (*Note iv*)	Adjustments: Reclassification (*Note v*)	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue	24,283,624						24,283,624
Cost of sales	(21,040,325)		17,683			(104,319)	(21,126,961)
Taxes and surcharges	(292,279)					292,279	
Selling and distribution expenses	(538,964)						(538,964)
General and administrative expenses	(827,128)					(213,071)	(1,040,199)
Research and development expenses	(10,282)						(10,282)
Finance expenses	(898,151)					898,151	
Other income	214,043					851	214,894
Investment income	23,626					(23,626)	
Credit impairment losses	7,638					(7,638)	
Impairment losses on financial assets						7,638	7,638
Impairment losses on property, plant and equipment						(304,951)	(304,951)
Asset impairment losses	(327,518)					327,518	
Gains on disposals of assets	(11,568)					11,568	
Other gains, net		1,102				1,620	2,722
Operating profit	582,716	1,102	17,683			886,020	1,487,521
Non-operating income	21,705					(21,705)	
Non-operating expenses	(7,875)					7,875	
Finance income						46,865	46,865
Finance costs						(942,399)	(942,399)
Share of net profits of investments accounted for using the equity method						23,344	23,344

Consolidated income statement — Year ended 31 December 2019

	Unadjusted CAS Financial Information (Audited)	Adjustments: GAAP difference (*Note i*)	Adjustments: GAAP difference (*Note ii*)	Adjustments: GAAP difference (*Note iii*)	Adjustments: GAAP difference (*Note iv*)	Adjustments: Reclassification (*Note v*)	Adjusted IFRS Financial Information in accordance with the Group's Accounting Policies (Unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Profit before tax	596,546	1,102	17,683				615,331
Income tax expenses	(51,340)						(51,340)
Profit for the year	545,206	1,102	17,683				563,991
Owners of the Company	494,226	1,102	15,566				510,894
Non-controlling interests	50,980		2,117				53,097
Other comprehensive income for the period, net of tax	28,183						28,183
Total comprehensive income for the period	573,389	1,102	17,683				592,174
Owners of the Company	523,314	1,102	15,566				539,982
Non-controlling interests	50,075		2,117				52,192
Basic earnings per share attributable to ordinary equity holders of the Company	0.19						0.20
Basic earnings per share attributable to ordinary equity holders of the Company	0.19						0.20

RECONCILIATION INFORMATION

(III) Notes to the Reconciliation:

i. Historically, certain facilities used for employees' living quarters, such as electricity supply, water supply, heat supply and property management, were built, maintained and upgraded by Yunnan Aluminum and its subsidiaries. In 2016, the State Council of the PRC issued a circular, pursuant to which State-owned Enterprises ("**SOEs**") including Yunnan Aluminum were required to separate and transfer such facilities to other parties designated by local government. These SOEs may also have to incur upgrade cost (mainly used to upgrade or install various meters for each household) in connection with these facilities before transfer. Under CAS, the gain or loss incurred by SOEs for separation and transfer of facilities should increase or deduct the equity. While in accordance with the Group's accounting policy under IFRS, the related gain or loss should be recognised in the profit or loss through "Other net gains and losses".

ii. In accordance with relevant regulations, it is mandatory for companies which are engaged in high risk industries to make appropriation of safety fund which is reserved for future safety related expenditures. Under CAS, such funds are expensed upon appropriation and a special reserve is established accordingly. When related expenditures actually incurred, special reserve is deducted with no further expenses recognised. While according to the Group's accounting policies under IFRS, the appropriation is made through retained earnings and the expense should only be recognised when expenditures are actually incurred. Therefore, the difference between the appropriation and utilisation of the safety fund for the current period gives rise to a difference in accounting policies, which is an adjustment between the current year "Cost of Sales" and "Retained earnings".

iii. Yunnan Aluminum adopted CAS No. 21 – Leases ("**CAS 21**") which is align with IFRS 16 "Leases" ("**IFRS 16**") since 1 January 2021.While the Group adopted IFRS 16 since 1 January 2019. Accordingly, this adjustment presents the financial impacts on consolidated financial information of Yunnan Aluminum for the adoption of IFRS 16 for each of the years ended 31 December 2019 and 2020.

iv. Yunnan Aluminum adopted CAS No. 14 – Revenue ("**CAS 14**") which is align with IFRS 15 "Revenue from Contracts with Customers" ("**IFRS 15**") since 1 January 2020. While the Group adopted IFRS 15 since 1 January 2019. Accordingly, this adjustment presents the financial impacts on consolidated financial information of Yunnan Aluminum for the adoption of IFRS 15 for the year ended 31 December 2019.

v. The line items and amounts under CAS are extracted from the consolidated financial statements of Yunnan Aluminum for each of the years ended 31 December 2019, 2020 and 2021 and the six months ended 30 June 2022 prepared in accordance with CAS. The line items and amounts under IFRS are prepared by the directors of the Company using the accounting policies applied in the consolidated financial statements of the Company in accordance with IFRS respectively for each of the years ended 31 December 2019, 2020 and 2021 and the six months ended 30 June 2022. To align with the presentation of the consolidated financial statements of Yunnan Aluminum with that of the Company, reclassification adjustments are made according to the Group's accounting policies under IFRS by splitting or grouping certain account captions of Yunnan Aluminum. These reclassifications do not have any impact on the net profit nor the net assets of Yunnan Aluminum.

3. SUPPLEMENTAL FINANCIAL INFORMATION OF YUNNAN ALUMINUM GROUP

The Company sets out the following supplemental financial information of Yunnan Aluminum, which was not included in Yunnan Aluminum's consolidated financial statements for each of the years ended 31 December 2019, 2020 and 2021, and the six months ended 30 June 2022.

1. **Aging Analysis of Trade Payables**

All the trade payables amounts are for goods and services provided to Yunnan Aluminum prior to the end of the financial period which are unpaid. The ageing analysis of trade and notes payables is as follows:

	30 June 2022	**31 December 2021**	**31 December 2020**	**31 December 2019**
Within 1 year	3,566,000	4,034,189	6,183,073	4,465,898
Between 1 and 2 years	795,586	692,068	413,067	583,865
Between 2 and 3 years	198,835	162,359	254,200	390,222
Over 3 years	122,760	149,021	497,450	449,039
Total	4,683,181	5,037,637	7,347,790	5,889,024

2. Concentration of Customers and Suppliers

(a) Concentration of Suppliers, Gross Purchases

(% of total purchases)	30 June 2022	31 December 2021	31 December 2020	31 December 2019
Largest supplier	62.81%	55.88%	36.97%	50.85%
Five largest suppliers, combined	83.82%	76.38%	46.40%	60.45%

(b) Concentration of Customers, Gross Sales

(% of total sales)	30 June 2022	31 December 2021	31 December 2020	31 December 2019
Largest customer	27.43%	24.80%	25.83%	22.65%
Five largest customers, combined	38.51%	36.02%	43.13%	40.25%

None of Yunnan Aluminum's directors had any interest in the five largest customers during the years ended 31 December 2019, 2020 and 2021, and the six months ended 30 June 2022.

3. Director's and supervisors' Remuneration

Directors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1) (a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies Regulation (Disclosure of Information about Benefits of Directors), is as follows:

	31 December 2021	31 December 2020	31 December 2019
Fees	240	240	180
Basic salaries, housing fund, other allowances and benefits in kind	6,987	8,025	4,731
Pension costs	250	286	280

APPENDIX III FINANCIAL INFORMATION OF THE TARGET GROUP

The remuneration of Yunnan Aluminum's directors for the year ended 31 December 2021 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Executive Directors:					
Zhang Zhengji		1,418		36	1,454
Xu Feng		792		16	808
Lu Zengjin		927		36	963
Chen Debin		926		36	962
Jiao Yun		870		36	906
Ding Jilin		1,098		18	1,116
Zheng Lihai					
Non-executive Directors:					
Bao Huifang	60				60
Wang Tao	60				60
Zhao Xipu	45				45
Ning Ping	45				45
Shi Zhe	15				15
Yang Jiwei	15				15
Supervisors:					
Yang Wei					
Liang Minghong					
Li Changhao					
Luo Lingzhi		450		36	486
Luo Changfu		506		36	542
Luo Gang					
Li Zhijian					

The remuneration of Yunnan Aluminum's directors for the year ended 31 December 2020 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Executive Directors:					
Zhang Zhengji		1,157		26	1,183
Xu Feng		960		26	986
Ding Jilin		1,286		26	1,312
Lu Zengjin		853		26	879
Chen Debin		917		26	943
Jiao Yun		886		26	912
Hao Hongjie		512		26	538
Non-executive Directors:					
Zhao Xipu	45				45
Bao Huifang	60				60
Wang Tao	60				60
Ning Ping	60				60
Yin Xiaobing	15				15
Supervisors:					
Yang Wei					
Luo Lingzhi		378		26	404
Luo Changfu		436		26	462
Tang Shiyou		284		26	310
Xu Hongliang		356		26	382
Luo Gang					
Li Zhijian					

The remuneration of Yunnan Aluminum's directors for the year ended 31 December 2019 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Executive Directors:					
Zhang Zhengji		372		26	398
Xu Feng		372		27	399
Ding Jilin		335		20	355
Lu Zengjin		312		9	321
Chen Debin		659		33	692
Jiao Yun		659		33	692
Hao Hongjie		785		33	818
Su Qijun	534	33	567	120	828
Xu Bo					
He Wei					
Non-executive Directors:					
Bao Huifang	45				45
Wang Tao	45				45
Ning Ping	45				45
Yin Xiaobing	45				45
Supervisors:					
Yang Wei					
Li Zhijian					
Luo Gang					
Zhang Ziyi					
Xu Hongliang		347		33	380
Tang Shiyou		356		33	389

Executive Directors:

1. On 15 March 2019, Mr. Zhang Zhengji was appointed as an executive Director of the company in the seventh session of the Board of the company.

2. On 15 March 2019, Mr. Lu Zengjin was appointed as an executive Director of the company in the seventh session of the Board of the company.

3. On 30 May 2014, Mr. Chen Debin was appointed as an executive Director of the company in the fifth session of the Board of the company and reappointed at the sixth and seventh session of the Board of the company.

4. On 26 March 2015, Mr. Jiao Yun was appointed as an executive Director of the company in the fifth session of the Board of the company and reappointed at the sixth and seventh session of the Board of the company.

5. On 26 January 2022, Mr. Xu Feng was resigned as an executive Director of the company.

6. On 26 January 2022, Mr. Ding Jilin was resigned as an executive Director of the company.

7. On 24 December 2021, Mr. Zheng Lihai was resigned as an executive Director of the company.

8. On 25 September 2020, Mr. Hao Hongjie was resigned as an executive Director of the company.

9. On 28 February 2019, Mr. Su Qijun was resigned as an executive Director of the company.

10. On 28 February 2019, Mr. Xu Bo was resigned as an executive Director of the company.

11. On 28 February 2019, Mr. He Wei was resigned as an executive Director of the company.

Non-executive Directors:

1. On 25 September 2017, Ms. Bao Huifang was appointed as a non-executive Director of the company in the sixth session of the Board of the company and reappointed at the seventh session of the Board of the company.

2. On 25 September 2017, Mr. Wang Tao was appointed as a non-executive Director of the company in the sixth session of the Board of the company and reappointed at the seventh session of the Board of the company.

3. On 8 January 2021, Mr. Shi Zhe was appointed as a non-executive Director of the company in the eighth session of the Board of the company.

4. On 8 January 2021, Mr. Yang Jiwei was appointed as a non-executive Director of the company in the eighth session of the Board of the company.

5. On 8 January 2021, Mr. Zhao Xipu was resigned as a non-executive Director of the company.

6. On 8 January 2021, Mr. Ning Ping was resigned as a non-executive Director of the company.

7. On 22 January 2020, Mr. Yin Xiaobing was resigned as a non-executive Director of the company.

Supervisors:

1. On 15 March 2019, Ms. Yang Wei was appointed as the supervisor in the seventh session of the supervisory Committee of the company.

2. On 8 January 2021, Mr. Liang Minghong was appointed as the supervisor in the eighth session of the supervisory Committee of the company.

3. On 8 January 2021, Mr. Li Changhao was appointed as the supervisor in the eighth session of the supervisory Committee of the company.

4. On 14 May 2020, Ms. Luo Lingzhi was appointed as the supervisor in the seventh session of the supervisory Committee of the company.

5. On 14 May 2020, Mr. Luo Changfu was appointed as the supervisor in the seventh session of the supervisory Committee of the company.

6. On 8 January 2021, Ms. Luo Gang was resigned as the supervisor of the company.

7. On 8 January 2021, Mr. Li Zhijian was resigned as the supervisor of the company.

8. On 14 May 2021, Mr. Tang Shiyou was resigned as the supervisor of the company.

9. On 14 May 2020, Mr. Xu Hongliang was resigned as the supervisor of the company.

10. On 28 February 2019, Mr. Zhang Ziyi was resigned as the supervisor of the company.

4. Five highest paid individuals

Total Compensation payable to the five highest paid employees at Yunnan Aluminum is as follows:

	31 December 2021	**31 December 2020**	**31 December 2019**
Basic salaries, housing fund, other allowances and benefits in kind	5,239	5,206	3,264
Pension costs	162	130	164
	5,401	5,336	3,428

5. Auditor Remuneration

	Six months ended 30 June 2022	**Year ended 31 December 2021**	**Year ended 31 December 2020**	**Year ended 31 December 2019**
Auditors' remuneration				
– PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP	–	1,987	1,994	1,901
– Audit services	–	1,962	1,962	1,901
– Non-audit services	–	25	32	–
– Other auditors	–	263	630	1,028
Total	–	2,250	2,624	2,929

(A) BASIS OF PREPARATION OF THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following unaudited pro forma financial information of the Enlarged Group (the "Unaudited Pro Forma Financial Information") has been prepared on the basis of the notes set out below and in accordance with paragraph 4.29 of the Listing Rules for the purpose of illustrating the effects on the consolidated statement of assets and liabilities of the Enlarged Group as if the Transaction had been completed on 31 December 2021.

The Unaudited Pro Forma Financial Information has been prepared based on (i) the use of accounting policies consistent with that of the Group, as set out in the published annual report of the Group for the year ended 31 December 2021; (ii) the consolidated statement of financial position of the Group as at 31 December 2021, as set out in its published 2021 annual report for the year ended 31 December 2021; (iii) the consolidated balance sheet of the Target Company as at 31 December 2021; and (iv) the pro forma adjustments prepared to reflect the effects of the Transaction as explained in the notes set out below that are directly attributable to the Transaction and not relating to future events or decisions and are factually supportable.

The Unaudited Pro Forma Financial Information should be read in conjunction with other financial information contained in this Supplemental Circular.

The Unaudited Pro Forma Financial Information has been compiled by the directors of the Company for illustrative purposes only and is based on a number of assumptions, estimates and currently available information. Because of its hypothetical nature, the Unaudited Pro Forma Financial Information may not give a true picture of the financial position of the Enlarged Group had the Transaction been completed as at 31 December 2021 or at any future date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP AS AT 31 DECEMBER 2021

	Audited consolidated statement of assets and liabilities of the Group as at 31 December 2021	Unaudited consolidated statement of assets and liabilities of the Target Group as at 31 December 2021	Pro forma adjustments			Unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group as at 31 December 2021
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	Note 1	*Note 2*	*Note 3*	*Note 4*	*Note 5*	
ASSETS						
Non-current assets						
Intangible assets	12,986,876	1,661,345				14,648,221
Property, plant and equipment	93,427,029	27,848,849				121,275,878
Investment properties	1,814,589	–				1,814,589
Right-of-use assets	18,346,136	1,637,189				19,983,325
Investments in joint ventures	3,350,959	–				3,350,959
Investments in associates	9,636,634	406,628			(3,618,026)	6,425,236
Including investments in the Target Group	3,618,026	–			(3,618,026)	–
Other financial assets measured at fair value	239,538	64,445				303,983
Deferred income tax assets	1,386,147	500,454				1,886,601
Other non-current assets	2,474,946	357,716			(604)	2,832,058
	143,662,854	32,476,626				172,520,850
Current assets						
Inventories	18,677,875	3,041,709				21,719,584
Trade and notes receivables	6,904,850	271,975			(59,659)	7,117,166
Other current assets	3,953,326	424,173			(20,925)	4,356,574
Restricted cash	1,324,748	76,240				1,400,988
Cash and cash equivalents	17,853,244	1,546,398	(6,661,599)			12,738,043
	48,714,043	5,360,495				47,332,355
Total assets	192,376,897	37,837,121				219,853,205

	Audited consolidated statement of assets and liabilities of the Group as at 31 December 2021	Unaudited consolidated statement of assets and liabilities of the Target Group as at 31 December 2021	Pro forma adjustments			Unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group as at 31 December 2021
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	Note 1	*Note 2*	*Note 3*	*Note 4*	*Note 5*	
LIABILITIES						
Non-current liabilities						
Interest-bearing loans and borrowings	64,095,849	6,672,172				70,768,021
Other non-current liabilities	1,938,240	393,114			(604)	2,330,750
Deferred income tax liabilities	1,378,519	25,175				1,403,694
	67,412,608	7,090,461				74,502,465
Current liabilities						
Trade and notes payables	15,505,443	5,157,637			(59,659)	20,603,421
Other payables and accrued liabilities	9,353,693	1,028,598		1,358		10,383,649
Contract liabilities	2,177,072	303,476			(20,925)	2,459,623
Financial liabilities at fair value through profit or loss	68,871	–				68,871
Income tax payable	569,591	271,909				841,500
Interest-bearing loans and borrowings	24,506,122	3,074,702				27,580,824
	52,180,792	9,836,322				61,937,888
Total liabilities	119,593,400	16,926,783				136,440,353
Net assets	72,783,497	20,910,338				83,412,852

Notes:

1. The balances are extracted from the consolidated statement of financial position of the Group as at 31 December 2021 as set out in the Company's published annual report for the year ended 31 December 2021.

2. The balances are extracted from the unaudited consolidated balance sheet of the Target Group as at 31 December 2021, which is prepared by the Company in accordance with the Group's accounting policies under IFRS. Set out in Appendix III to this Supplemental Circular is a reconciliation between the Target Group's financial information for each of the years ended 31 December 2019, 2020, 2021, and the six months ended 30 June 2022 (the "Reporting Periods") as extracted from the Target Group's consolidated financial statements prepared in accordance with the CAS for the Reporting Periods, and the adjusted financial information for the Reporting Periods had it instead been prepared in accordance with the accounting policies under IFRS adopted by the Company.

3. On 24 July 2022, the Company entered into the Shares Transfer Agreement with Yunnan Metallurgical, pursuant to which, the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum (the "Transaction"). Upon the completion of the Transaction, the Company will hold 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum and become the largest shareholder of Yunnan Aluminum.

   Considering the following factors, the directors of the Company are of the view that the Company will have control over Yunnan Aluminum upon the completion of the Transaction, and Yunnan Aluminum will become a subsidiary of the Company and be consolidated into the Company's consolidated financial statements:

   (i) Yunnan Metallurgical, which is a fellow subsidiary of the Company under common control of Chinalco, will be the second largest shareholder of Yunnan Aluminum with the remaining 13% of shareholding after the Transaction, and pursuant to Chinalco's directions to the Company and Yunnan Metallurgical, the Company will be able to nominate 6 directors out of 11 of Yunnan Aluminum and will have Yunnan Metallurgical's concerted action in exercising voting rights at the board and shareholders' meeting. Consequently, the Company will be able to have a majority voting rights at the board of Yunnan Aluminum and control in aggregate 42.10% voting rights at the shareholders' meeting of Yunnan Aluminum.

   (ii) Other than the Company and Yunnan Metallurgical, the remaining investors of Yunan Aluminum are made up of a large number of widely dispersed, unrelated third-party investors who do not have a mechanism to act collectively to veto the Company's decisions.

   (iii) The Company will have 29.1% direct equity interests in Yunnan Aluminum, and by taking into account the large volume of inter-company transactions between the Group and the Target Group and the similarity of industry and synergies of operation between the Group and the Target Group, the Company will have sufficient exposure to variable returns to have control over Yunnan Aluminum.

As the Company and Yunnan Aluminum are under common control of Chinalco both before and after the Transaction, and that control is not transitory, the Transaction is regarded as a business combination under common control. In accordance with the Company's accounting policies, the assets and liabilities of the Target Group are consolidated using the carrying amount from the ultimate holding company's perspective.

The pro forma adjustment represents the cash consideration of RMB6,661,599,000 to be settled for the Transaction.

4. The pro forma adjustment represents the estimated professional fees and other expenses to be incurred for the Transaction of approximately RMB1,358,000.

5. The pro forma adjustments represent the elimination of balances arising from inter-company transactions between the Group and the Target Group.

6. Apart from the above, no adjustments have been made to reflect any trading results or other transactions of the Enlarged Group entered into subsequent to 31 December 2021.

(B) INDEPENDENT REPORTING ACCOUNTANT'S ASSURANCE REPORT ON THE COMPILATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report on the unaudited pro forma financial information of the Enlarged Group received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Supplemental Circular.

pwc 羅兵咸永道

INDEPENDENT REPORTING ACCOUNTANT'S ASSURANCE REPORT ON THE COMPILATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

To the Directors of Aluminum Corporation of China Limited

We have completed our assurance engagement to report on the compilation of unaudited pro forma financial information of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (collectively the "Group"), and Yunnan Aluminum Co., Ltd. and its subsidiaries (the "Target Group") by the directors of the Company (the "Directors") for illustrative purposes only. The unaudited pro forma financial information consists of the unaudited pro forma consolidated statement of assets and liabilities as at 31 December 2021 and related notes (the "Unaudited Pro Forma Financial Information") as set out on pages 970 to 974 of the Company's Supplemental Circular dated 14 September 2022 (the "**Supplemental Circular**"), in connection with the proposed acquisition of the Target Group (the "Transaction") by the Company. The applicable criteria on the basis of which the Directors have compiled the Unaudited Pro Forma Financial Information are described on pages 970 to 974 of the Supplemental Circular.

The Unaudited Pro Forma Financial Information has been compiled by the Directors to illustrate the impact of the Transaction on the Group's financial position as at 31 December 2021 as if the Transaction had taken place at 31 December 2021. As part of this process, information about the Group's financial position has been extracted by the Directors from the Group's financial statements for the year ended 31 December 2021, on which an audit report has been published.

PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Directors' Responsibility for the Unaudited Pro Forma Financial Information

The Directors are responsible for compiling the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 *Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars* ("AG 7") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the *Code of Ethics for Professional Accountants* issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Control 1 issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant's Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3420, *Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus*, issued by the HKICPA. This standard requires that the reporting accountant plans and performs procedures to obtain reasonable assurance about whether the Directors have compiled the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Listing Rules and with reference to AG 7 issued by the HKICPA.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Unaudited Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Pro Forma Financial Information.

The purpose of unaudited pro forma financial information included in a circular is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the Transaction at 31 December 2021 would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma financial information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the unaudited pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

- The related pro forma adjustments give appropriate effect to those criteria; and
- The unaudited pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the reporting accountant's judgment, having regard to the reporting accountant's understanding of the nature of the company, the event or transaction in respect of which the unaudited pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the unaudited pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 14 September 2022

1. RESPONSIBILITY STATEMENT

This Supplemental Circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Supplemental Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Nature of interest	Number of A Shares held in the Company	Percentage of the total issued A Shares of the Company
Zhu Runzhou	Executive Director and President	Beneficial owner	270,000 shares	0.0020%
Ou Xiaowu	Executive Director	Beneficial owner	250,000 shares	0.0019%
Jiang Tao	Executive Director and Vice President	Beneficial owner	230,000 shares	0.0017%
		Interest of spouse[Note]	4,000 shares	0.000030%
Xu Shuxiang	Supervisor	Beneficial owner	4,400 shares	0.000033%
Total	/	/	758,400 shares	0.0057%

Note: Ms. Shi Biqiong, the spouse of Mr. Jiang Tao, directly holds 4,000 A Shares in the Company. By virtue of the SFO, Mr. Jiang Tao was deemed to be interested in 4,000 A Shares of the Company held by Ms. Shi Biqiong.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Liu Jianping and Mr. Zhang Jilong, being the Directors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in the Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Supervisors and the chief executive of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,295,895,019(L)[Note1]	Beneficial owner/Interests of controlled corporation	40.15%(L)	30.91%(L)
	H Shares	178,590,000(L)[Note1]	Interests of controlled corporation	4.53%(L)	1.04%(L)
UBS Group AG	H Shares	236,654,259(L)[Note2]	Interests of controlled corporation	6.00%(L)	1.38%(L)
		121,480,368(S)[Note2]	Interests of controlled corporation	3.08%(S)	0.71%(S)
BlackRock, Inc.	H Shares	230,405,524(L)[Note3]	Interests of controlled corporation	5.84%(L)	1.34%(L)
		10,280,000(S)[Note3]	Interests of controlled corporation	0.26%(S)	0.06%(S)
Atlas OCM Holdings LLC	H Shares	202,144,996(L)[Note4]	Interests of controlled corporation	5.13%(L)	1.18%(L)
Karsh Bruce Allen	H Shares	202,144,996(L)[Note4]	Interests of controlled corporation	5.13%(L)	1.18%(L)
Marks Howard Stanley	H Shares	202,144,996(L)[Note4]	Interests of controlled corporation	5.13%(L)	1.18%(L)
Oaktree Capital Group Holdings GP, LLC	H Shares	202,144,996(L)[Note4]	Interests of controlled corporation	5.13%(L)	1.18%(L)
Oaktree Capital Group Holdings, L.P.	H Shares	202,144,996(L)[Note4]	Interests of controlled corporation	5.13%(L)	1.18%(L)
Oaktree Capital Management GP LLC	H Shares	202,144,996(L)[Note4]	Interests of controlled corporation	5.13%(L)	1.18%(L)
Oaktree Capital Management, L.P.	H Shares	202,144,996(L)[Note4]	Investment manager	5.13%(L)	1.18%(L)
Brown Brothers Harriman & Co.	H Shares	198,430,947(L)	Approved lending agent	5.03%(L)	1.16%(L)
		198,430,947(P)	Approved lending agent	5.03%(P)	1.16%(P)
JPMorgan Chase & Co.	H Shares	198,962,906(L)[Note5]	Interests of controlled corporation/Investment manager/Person having a security interest in shares/Approved lending agent	5.04%(L)	1.16%(L)
		50,500,176(S)[Note5]	Interests of controlled corporation	1.28%(S)	0.29%(S)
		31,024,873(P)[Note5]	Approved lending agent	0.78%(P)	0.18%(P)

(L) The letter "L" denotes a long position. (S) The letter "S" denotes a short position. (P) The letter "P" denotes a lending pool.

The information of H Shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 178,590,000 H Shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum Group and 7,140,254 A Shares held by Chinalco Asset, and 178,590,000 H Shares held by Chinalco Overseas Holdings.

2. These interests were held by various corporations controlled by UBS Group AG. Among the aggregate interests in the long position in H Shares, 159,996,493 H Shares were held as derivatives; among the aggregate interests in the short position in H Shares, 71,298,433 H Shares were held as derivatives.

3. These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H Shares, 122,000 H Shares were held as derivatives; and among the aggregate interests in the short position in H Shares, 10,170,000 H Shares were held as derivatives.

4. The holders of these interests were in a controlling relationship and were interested in the same tranche of H Shares.

5. These interests were held directly by various corporations controlled by JPMorgan Chase & Co.. Among the aggregate interests in the long position in H Shares, 109,013,970 H Shares were held as derivatives; and among the aggregate interests in the short position in H Shares, 36,104,326 H Shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Supervisors and the chief executive of the Company, whose interests are set out in the section "Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2021, being the date to which the latest published audited accounts of the Company were made up.

4. MATERIAL LITIGATION

As at the Latest Practicable Date, the Enlarged Group is defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, the management of the Enlarged Group believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Enlarged Group. Save as disclosed, as at the Latest Practicable Date, no litigation or claim of material importance is pending or threatened by or against any member of the Enlarged Group so far as our Directors are aware.

5. EXPERT AND CONSENT

VBG Capital and PricewaterhouseCoopers, has given and has not withdrawn its written consent to the issue of this Supplemental Circular with the inclusion herein of its letter and references to its name in the form and context in which it is included in this Supplemental Circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this Supplemental Circular:

Name	Qualification	Date of conclusion or opinion
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	23 August 2022 14 September 2022
PricewaterhouseCoopers	Certified Public Accountants	14 September 2022

As at the Latest Practicable Date, VBG Capital and PricewaterhouseCoopers was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, VBG Capital and PricewaterhouseCoopers did not have any direct or indirect interest in any assets which have been, since 31 December 2021, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Enlarged Group.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Enlarged Group, which is not terminable by the Enlarged Group within one year without payment of compensation (other than statutory compensation).

7. DIRECTORS' AND SUPERVISORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been since 31 December 2021 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Enlarged Group. As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Enlarged Group.

8. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

9. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) were entered into by members of the Enlarged Group within the two years immediately preceding the date of this Supplemental Circular and are, or may be, material:

(1) The Shares Transfer Agreement

(2) Non-public Issuance of A Shares by Yunnan Aluminum

Pursuant to the "Approval in Relation to the Non-public Issuance of Shares by Yunnan Aluminum Co., Ltd." (Zheng Jian Xu Ke [2021] No. 3086) issued by the China Securities Regulatory Commission, Yunnan Aluminum entered into the Share Subscription Contracts with 17 investors respectively from 30 November to 2 December 2021, and issued a total of 339,750,849 A shares to such investors at an issue price of RMB8.83 per share. The investors and subscription are as follows:

No.	Name of target subscriber	Number of shares issued *(shares)*	Subscription amount *(RMB)*
1	Central Enterprises Rural Industrial Investment Fund Co., Ltd.	56,625,141	499,999,995.03
2	Aluminum Corporation of China Limited	36,240,090	319,999,994.70
3	Caitong Fund Management Co., Limited	31,596,828	278,999,991.24
4	Tan Ruiqing	30,011,325	264,999,999.75
5	Guotai Junan Securities Co., Ltd.	26,523,225	234,200,076.75
6	China Galaxy Securities Co., Ltd.	24,212,910	213,799,995.30
7	Lord Abbett & Co. LLC* (諾德基金管理有限公司)	18,856,172	166,499,998.76
8	Jinan Jiangshan Investment Partnership (Limited Partnership)	18,120,045	159,999,997.35
9	Great Wall Glory Securities Co., Ltd.	17,893,544	157,999,993.52
10	Shanghai Greenwoods Asset Management Limited – Greenwoods Harvest No. 3 Private Fund* (上海景林資產管理有限公司–景林豐收3號私募基金)	14,722,536	129,999,992.88
11	China Asset Management Co., Ltd.	10,588,901	93,499,995.83
12	Shanghai Greenwoods Asset Management Limited – Greenwoods Jingtai Harvest Private Securities Investment Fund* (上海景林資產管理有限公司–景林景泰豐收私募證券投資基金)	9,060,022	79,999,994.26
13	AIA Life Insurance Co., Ltd.	9,060,022	79,999,994.26
14	Sinosteel Investment Co., Ltd.	9,060,022	79,999,994.26
15	Barclays Bank PLC	9,060,022	79,999,994.26
16	Yunnan Zhuoye Private Equity Fund Management Co., Ltd.	9,060,022	79,999,994.26
17	JPMorgan Chase Bank, National Association	9,060,022	79,999,994.26
	Total	339,750,849	2,999,999,996.67

The issue price of the Issuance shall be no less than 80% of the average trading price of the shares of Yunnan Aluminum for the 20 trading days preceding the pricing benchmark date (i.e. the first day of the issue period, being 25 November 2021) (i.e. no less than 80% of RMB11.03 per share) and no less than the latest unaudited net assets per share attributable to holders of ordinary shares of the parent company of Yunnan Aluminum before the issuance (i.e. no less than RMB8.83 per share), and the final issue price shall be RMB8.83 per share.

As one of the investors of Yunnan Aluminum in the issuance, the Company entered into the Supplemental Agreement to the Conditional Share Subscription Contract for the Non-public Issuance of Shares by Yunnan Aluminum Co., Ltd. with Yunnan Aluminum on 2 December 2021, pursuant to which, the Company subscribed for 36,240,090 A shares of Yunnan Aluminum at the subscription price of RMB8.83 per share for a total subscription amount of RMB319,999,994.70. Upon completion of the subscription, the Company holds 10.10% equity interest in Yunnan Aluminum.

The non-public issuance of A shares of Yunnan Aluminum has completed the registration procedures with the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited on 10 December 2021, and was listed on the Shenzhen Stock Exchange on 28 December 2021.

(3) Yunnan Aluminum won the bid for the electrolytic aluminum capacity quota of 135,000 tonnes of Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu")

On 15 October 2020, as entrusted by the Intermediate People's Court of Linyi City, Shandong Province, Shandong Property Rights Exchange Centre Co., Ltd., Linyi Dongtai Auction Co., Ltd. and Linyi Guangda Auction Co., Ltd. (the "**Auctioneers**") issued the Announcement on the Judicial Sale of 135,000-tonne Electrolytic Aluminum Capacity Quota of Shandong Huayu Alloy Materials Co., Ltd. and Explanation on Special Matters in relation to the sale of 135,000-tonne electrolytic aluminum capacity quota of Shandong Huayu. Yunnan Aluminum participated in the above-mentioned bidding for the 135,000-tonne electrolytic aluminum capacity quota of Shandong Huayu. After paying the deposit, Yunnan Aluminum entered into the Explanation on Special Matters and the Bidding Agreement for Judicial Sale of the 135,000-tonne Electrolytic Aluminum Capacity Quota with the Auctioneers, and successfully won the bid at the base price of RMB538,654,900 (tax exclusive) on 30 October 2020.

10. MISCELLANEOUS

(1) Mr. Ge Xiaolei and Ms. Ng Ka Man are joint company secretaries of the Company. Mr. Ge Xiaolei is a senior economist, an intermediate accountant and an Affiliated Person of The Hong Kong Chartered Governance Institute. Ms. Ng Ka Man is a member of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrators) in the United Kingdom.

(2) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(3) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(4) Unless otherwise stated, the English text of this Supplemental Circular shall prevail over the Chinese text in the case of inconsistency.

11. DOCUMENTS AVAILABLE FOR DISPLAY

Copies of the following documents will be published on the website of the Hong Kong Stock Exchange (https://www.hkexnews.hk) and the website of the Company (http://www.chalco.com.cn) from the date of this Supplemental Circular up to and including 27 September 2022:

(1) the Shares Transfer Agreement;

(2) the letter from the Independent Board Committee, the text of which is set out in this Supplemental Circular;

(3) Two letters from VBG Capital, (i) one containing its independent financial advice to the Independent Board Committee and the Independent Shareholders with respect of the major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum, (ii) the other containing its independent financial advice to the independent non-executive Directors with respect of the connected transaction in respect of acquisition of 100% equity interests in Pingguo Aluminum for Shareholders' reference only, the text of which is set out in this Supplemental Circular;

(4) the written consent of VBG Capital and PricewaterhouseCoopers as referred to in this Appendix; and

(5) the report on the unaudited pro forma financial information of the Enlarged Group from PricewaterhouseCoopers, the text of which is set out in Appendix IV to this Supplemental Circular.

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF 2022 SECOND EXTRAORDINARY GENERAL MEETING

References are made to the notice (the "**Notice**") and the circular (the "**Circular**") of 2022 Second Extraordinary General Meeting of Aluminum Corporation of China Limited* (the "**Company**") dated 12 August 2022, which set out the time and venue of the 2022 Second Extraordinary General Meeting of the Company (the "**EGM**") and contain the details of the resolutions to be proposed at the EGM for the consideration and approval of the shareholders of the Company (the "**Shareholders**").

Pursuant to the provisions of the Articles of Association of the Company, when a general meeting is held, the Shareholders who individually or together hold more than 3% of the Shares of the Company are entitled to put forward extraordinary proposals to the Company. Therefore, Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling Shareholder of the Company, who directly and indirectly held approximately 31.95% of the Shares of the Company as at the date of the supplemental notice, put forward an extraordinary proposal and submitted it in writing to the convener of the EGM. According to the provisions of relevant laws and regulations and the Articles of Association of the Company, the above-mentioned extraordinary proposal will be submitted at the EGM of the Company for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM, which will be convened as scheduled at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Thursday, 29 September 2022, will consider, and if thought fit, approve the resolutions set out in the Notice as well as the wfollowing newly-added resolution proposed to the board of directors of the Company (the "**Board**") by Aluminum Corporation of China*, the controlling Shareholder of the Company (unless the context requires otherwise, terms used in this supplemental notice have the same meanings as defined in the Circular):

ORDINARY RESOLUTION

1. To consider and approve the resolution in relation to the Company's proposed acquisition of 100% equity interests in Pingguo Aluminum.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
14 September 2022

Notes:

(a) A supplemental circular of the EGM detailing the above resolution has been dispatched to the Shareholders on 14 September 2022.

(b) This supplemental notice is enclosed with a revised form of proxy of EGM (the "**Revised Form of Proxy of EGM**") which sets out the abovementioned resolution.

IMPORTANT NOTICE: The Revised Form of Proxy of EGM supersedes the form of proxy of EGM which was enclosed with the circular and the notice of the Company dated 12 August 2022 in relation to the EGM (the "Original Form of Proxy of EGM") and has been dispatched to the Shareholders. Shareholders who have duly completed and returned the Original Form of Proxy of EGM shall note that the Original Form of Proxy of EGM is no longer applicable to the EGM.

Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolutions set out in the Notice and this supplemental notice are requested to complete and return the Revised Form of Proxy of EGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the Revised Form of Proxy of EGM will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

(c) For particulars of other resolutions proposed at the EGM, eligibility for attending the EGM, registration procedures for attending the EGM, and closure of register of members and other matters regarding the EGM, please refer to the Notice of the Extraordinary General Meeting of the Company dated 12 August 2022.

* *For identification purposes only*